As filed with the Securities and Exchange Commission on November 23, 2020

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pioneer Natural Resources Company

(Exact name of registrant as specified in its charter)

Delaware	1311	75-2702753
(State or Other Jurisdiction of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

777 Hidden Ridge

Irving, Texas 75038

(972) 444-9001

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Mark H. Kleinman

Pioneer Natural Resources Company

777 Hidden Ridge

Irving, Texas 75038

(972) 444-9001

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With copies to:

Jeffrey A. Chapman Tull R. Florey Gibson, Dunn & Crutcher LLP 2001 Ross Avenue, Suite 2100 Dallas, TX 75201 (214) 698-3100	Colin Roberts Parsley Energy, Inc. 303 Colorado Street Austin, TX 78701 (737) 704-2300	Douglas E. McWilliams Lande A. Spottswood Vinson & Elkins LLP 1001 Fannin Street, Suite 2500 Houston, TX 77002 (713) 758-2222

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective and upon completion of the mergers described in the enclosed document.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share of Common Stock	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, par value $0.01 per share	52,149,362	N/A	$5,073,316,509	$553,499

(1)

Represents the maximum number of shares of Pioneer Natural Resources Company (“Pioneer”) common stock, par value $0.01 per share (“Pioneer common stock”), estimated to be issuable upon the completion of Pioneer’s acquisition of Parsley Energy, Inc. (“Parsley”) pursuant to the mergers described herein. This number is based on 416,528,449, the total number of (1) shares of Parsley Class A common stock, par value $0.01 per share (the “Parsley Class A common stock”), estimated to be issued and outstanding immediately prior to completion of the mergers, including restricted shares and shares issuable upon the exercise or settlement of Parsley stock-based awards outstanding as of November 13, 2020 that are or may become exercisable or issuable upon settlement prior to completion of the mergers and (2) units of Parsley Energy, LLC (the “Parsley LLC units”) estimated to be issued and outstanding as of November 13, 2020 and not held by Parsley, Pioneer or any of their respective subsidiaries, multiplied by 0.1252, the exchange ratio under the merger agreement described in the joint proxy statement/prospectus contained herein.

(2)

Estimated solely for purposes of calculating the registration fee required by Section 6(b) of the Securities Act, and calculated pursuant to Rules 457(f)(1) and 457(c) under the Securities Act. The proposed maximum aggregate offering price of the Pioneer common stock was calculated as follows: the product of (1) $12.18, the average of the high and low prices per share of Parsley Class A common stock as of November 18, 2020, as quoted on the New York Stock Exchange, and (2) 416,528,449, the sum of the maximum number of eligible shares of Parsley Class A common stock and the maximum number of eligible Parsley LLC units which may be exchanged or converted for the securities being registered.

(3)

The registration fee for the securities registered hereby has been calculated pursuant to Section 6(b) of the Securities Act, by multiplying the proposed maximum aggregate offering price for the securities by 0.0001091.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date or dates as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. Pioneer may not issue the securities offered by this joint proxy statement/prospectus until the registration statement containing this joint proxy statement/prospectus has been declared effective by the Securities and Exchange Commission. This joint proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer or solicitation is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 23, 2020

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

On behalf of the boards of directors of Pioneer Natural Resources Company (“Pioneer”) and Parsley Energy, Inc. (“Parsley”), we are pleased to enclose the accompanying joint proxy statement/prospectus relating to the acquisition of Parsley by Pioneer. We are requesting that you take certain actions as a Pioneer or Parsley stockholder.

On October 20, 2020, Pioneer and Parsley entered into an Agreement and Plan of Merger (as amended from time to time, the “merger agreement”) with certain subsidiaries of Pioneer and Parsley, providing for (i) the merger of a direct wholly-owned subsidiary of Pioneer with and into Parsley, with Parsley surviving the merger as a direct wholly-owned subsidiary of Pioneer (the “first merger” and the surviving entity, the “surviving corporation”), (ii) simultaneously with the first merger, the merger of another direct wholly-owned subsidiary of Pioneer (“Opco Merger Sub”) with and into Parsley Energy, LLC, a majority-owned subsidiary of Parsley (“Parsley LLC”), with Parsley LLC surviving the merger as a direct and indirect wholly-owned subsidiary of Pioneer (the “Opco merger”), and (iii) immediately following the first merger and the Opco merger, the merger of the surviving corporation with and into a third direct wholly-owned subsidiary of Pioneer (“Merger Sub LLC”), with Merger Sub LLC surviving the merger as a direct wholly-owned subsidiary of Pioneer (the “subsequent merger” and, together with the first merger, the “integrated mergers” and the integrated mergers and the Opco merger, collectively, the “mergers”).

If the mergers are completed, subject to certain exceptions, each holder of Class A common stock, par value $0.01 per share, of Parsley (the “Parsley Class A common stock”) will be entitled to receive 0.1252 shares of common stock, par value $0.01 per share, of Pioneer (the “Pioneer common stock”) for each of its shares of Parsley Class A common stock and each person or entity holding units representing membership interests in Parsley LLC (each, a “Parsley LLC unit”) will be entitled to receive 0.1252 shares of Pioneer common stock for each of its Parsley LLC units, and each corresponding share of Class B common stock, par value $0.01 per share, of Parsley (the “Parsley Class B common stock” and, together with the Parsley Class A common stock, the “Parsley common stock”) will be automatically cancelled for no additional consideration, subject to any statutory rights to appraisal pursuant to the Delaware General Corporation Law solely with respect to the Parsley Class B common stock.

Following the completion of the mergers, it is anticipated that persons who were stockholders of Pioneer and Parsley immediately prior to the mergers will own approximately 76% and 24% of the combined company, respectively.

Pioneer common stock is quoted on the New York Stock Exchange (“NYSE”) under the symbol “PXD”, and Parsley Class A common stock is quoted on the NYSE under the symbol “PE”. The market prices of both Pioneer common stock and Parsley Class A common stock will fluctuate before the mergers, and you should obtain current stock price quotations for the Pioneer common stock and Parsley Class A common stock.

Your vote is very important. We cannot complete the mergers unless the Pioneer stockholders vote to approve the issuance of Pioneer common stock pursuant to the merger agreement and the Parsley stockholders vote to adopt the merger agreement.

This document is a prospectus relating to the Pioneer common stock to be issued to Parsley Class A stockholders and Parsley LLC unitholders pursuant to the mergers and a joint proxy statement for Pioneer and Parsley to solicit proxies for their respective meetings of stockholders. It contains answers to frequently asked questions and a summary of the important terms of the mergers, the merger agreement and related transactions, followed by a more detailed discussion.

Please carefully read this entire document, including “Risk Factors” beginning on page 26, for a discussion of the risks relating to the mergers and Pioneer following the mergers.

Sincerely,

Scott D. Sheffield President and Chief Executive Officer Pioneer Natural Resources Company	Matt Gallagher President and Chief Executive Officer Parsley Energy, Inc.

Neither the Securities and Exchange Commission nor any state securities regulatory authority has approved or disapproved of the mergers or the securities to be issued under this joint proxy statement/prospectus or has passed upon the adequacy or accuracy of the disclosure in this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The date of the accompanying joint proxy statement/prospectus is [                ], 2020, and it is first being mailed or otherwise delivered to Pioneer stockholders and Parsley stockholders on or about [                ], 2020.

Pioneer Natural Resources Company

777 Hidden Ridge

Irving, Texas 75038

(972) 444-9001

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON [                ], 2021

To the Stockholders of Pioneer Natural Resources Company:

You are cordially invited to attend the virtual only special meeting of the stockholders of Pioneer Natural Resources Company (“Pioneer”), which will be held at [    :    ] a.m., Central Time, on [            ], 2021 via live webcast at www.virtualshareholdermeeting.com/PXD21SM (the “Pioneer special meeting”), for the following purpose:

To vote on a proposal to approve the issuance of shares of Pioneer common stock, par value $0.01 per share (“Pioneer common stock”), pursuant to the terms of the Agreement and Plan of Merger, dated as of October 20, 2020 (as amended from time to time, the “merger agreement”), by and among Pioneer, Parsley Energy, Inc. (“Parsley”) and certain subsidiaries of Pioneer and Parsley, and other shares of Pioneer common stock reserved for issuance in connection with the transactions contemplated by the merger agreement (collectively, the “stock issuance” and such proposal, the “Pioneer stock issuance proposal”).

Virtual Only Pioneer Special Meeting Due to COVID-19: In light of ongoing public health impacts related to coronavirus (COVID-19), and taking into account the related protocols that federal, state and local governments have implemented, Pioneer’s board of directors (the “Pioneer board”) has determined that the Pioneer special meeting will be a virtual meeting conducted exclusively via live webcast. There will not be a physical location for the Pioneer special meeting and you will not be able to attend the meeting in person. The Pioneer board believes that this is the right choice for Pioneer and Pioneer’s stockholders at this time, as it permits stockholders to attend the Pioneer special meeting while safeguarding the health of Pioneer stockholders, the Pioneer board and the Pioneer management team.

How to Attend the Virtual Pioneer Special Meeting: You can attend the meeting online by visiting www.virtualshareholdermeeting.com/PXD21SM, where you will be able to listen to the meeting live and vote online. To attend, vote and be deemed present in person at the virtual meeting, you will need to log on to the virtual meeting website at www.virtualshareholdermeeting.com/PXD21SM and enter the 16-digit control number included on your proxy card or voting instruction form.

The meeting webcast will begin promptly at [        :        ] a.m., Central Time. We encourage you to access the meeting prior to the start time. Online check-in will begin at [        :        ] a.m., Central Time, and you should allow ample time for the check-in procedures. For additional information on how you can attend the virtual Pioneer special meeting, please see the instructions beginning on page 40 of this joint proxy statement/prospectus. Whether or not you plan to attend the virtual Pioneer special meeting, we encourage you to vote and submit your proxy in advance of the meeting by one of the methods described on page 43 of this joint proxy statement/prospectus. You may also vote online and examine our stockholder list during the Pioneer special meeting by following instructions provided on the meeting website, which may be accessed using the above web address and the 16-digit control number included on your proxy card or voting instruction form, during the Pioneer special meeting.

Meeting Agenda: Other than the Pioneer stock issuance proposal, Pioneer will transact no business at the Pioneer special meeting, except such business as may properly be brought before the Pioneer special meeting or any adjournments or postponements thereof by or at the direction of the Pioneer board in accordance with Pioneer’s bylaws. This joint proxy statement/prospectus, of which this notice is a part, describes the proposal listed above in more detail. Please refer to the attached documents, including the merger agreement and all other annexes and any documents incorporated by reference, for further information with respect to the business to be transacted at the Pioneer special meeting. You are encouraged to read the entire document carefully before voting. In particular, please see “The Mergers” beginning on page 55 for a description of the transactions contemplated by the merger agreement, including the stock issuance, and “Risk Factors” beginning on page 26 for an explanation of the risks associated with the mergers and the other transactions contemplated by the merger agreement, including the stock issuance.

Required Vote: Approval of the Pioneer stock issuance proposal by the affirmative vote of holders of a majority of the shares of Pioneer common stock (such holders, the “Pioneer stockholders”), present virtually during the Pioneer special meeting or represented by proxy at the Pioneer special meeting and entitled to vote thereon, is required to complete the mergers, as contemplated pursuant to the merger agreement.

Who Can Vote: The Pioneer board has fixed the close of business on [            ], 2020 as the record date for the determination of the Pioneer stockholders entitled to receive notice of, and to vote at, the Pioneer special meeting or any adjournments or postponements thereof. Only Pioneer stockholders of record on the record date are entitled to receive notice of, and to vote at, the Pioneer special meeting or any adjournments or postponements thereof. For additional information regarding the Pioneer special meeting, please see “Pioneer Special Meeting” beginning on page 40 of this joint proxy statement/prospectus.

The Pioneer board, at a meeting duly called and held, has by unanimous vote (i) determined that the mergers and the other transactions contemplated by the merger agreement were in the best interests of, and were advisable to, Pioneer and the Pioneer stockholders, (ii) approved, adopted and declared advisable the merger agreement and the transactions contemplated thereby, (iii) directed that the Pioneer stock issuance be submitted to Pioneer stockholders for approval and (iv) resolved to recommend that Pioneer stockholders approve the Pioneer stock issuance at a duly held meeting of Pioneer stockholders for such purpose. The Pioneer board unanimously recommends that Pioneer stockholders vote “FOR” the Pioneer stock issuance proposal.

As a Pioneer stockholder, you play an important role in our company by considering and taking action on these matters. We appreciate the time and attention you invest in making thoughtful decisions.

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the special meeting, please submit a proxy or voting instruction card as soon as possible. For specific instructions on voting, please refer to the joint proxy statement/prospectus accompanying this notice of meeting or the proxy card included with the proxy voting materials.

If you have any questions concerning the Pioneer stock issuance proposal, the mergers or this joint proxy statement/prospectus, would like additional copies, or need help voting your shares of Pioneer common stock, please contact Pioneer’s proxy solicitor:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-Free: (800) 859-8509

Email: pxd@dfking.com

BY ORDER OF THE BOARD OF DIRECTORS,

Thomas J. Murphy
Corporate Secretary

[ ], 2020

Parsley Energy, Inc.

303 Colorado Street

Austin, Texas 78701

(737) 704-2300

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON [                ], 2021

To the Stockholders of Parsley Energy, Inc.:

You are cordially invited to attend the virtual only special meeting of the stockholders of Parsley Energy, Inc. (“Parsley”), which will be held at [        :        ] a.m., Central Time, on [                ], 2021 via live webcast at www.virtualshareholdermeeting.com/PE21SM (the “Parsley special meeting”), for the following purposes:

1.

To vote on a proposal to approve and adopt the terms of the Agreement and Plan of Merger, dated as of October 20, 2020 (as amended from time to time, the “merger agreement”), by and among Parsley, Pioneer Natural Resources Company (“Pioneer”) and certain subsidiaries of Parsley and Pioneer and the transactions contemplated thereby (the “Parsley merger proposal”).

2.

To vote on a proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Parsley’s named executive officers that is based on or otherwise relates to the mergers (as defined below) (the “Parsley compensation proposal”).

Virtual Only Parsley Special Meeting Due to COVID-19: In light of ongoing public health impacts related to coronavirus (COVID-19), and taking into account the related protocols that federal, state and local governments have implemented, Parsley’s board of directors (the “Parsley board”) has determined that the Parsley special meeting will be a virtual meeting conducted exclusively via live webcast. There will not be a physical location for the Parsley special meeting and you will not be able to attend the meeting in person. The Parsley board and Parsley’s management team believe that this is the right choice for Parsley and Parsley’s stockholders at this time, as it permits stockholders to attend the Parsley special meeting while safeguarding the health of Parsley stockholders, the Parsley board and the Parsley management team.

How to Attend the Virtual Parsley Special Meeting: You can attend the meeting online by visiting www.virtualshareholdermeeting.com/PE21SM, where you will be able to listen to the meeting live and vote online. To attend, vote and be deemed present in person at the virtual meeting, you will need to log on to the virtual meeting website at www.virtualshareholdermeeting.com/PE21SM and enter the 16-digit control number included on your proxy card or voting instruction form.

The meeting webcast will begin promptly at [        :        ] a.m., Central Time. We encourage you to access the meeting prior to the start time. Online check-in will begin at [        :        ] a.m., Central Time, and you should allow ample time for the check-in procedures. For additional information on how you can attend the virtual Parsley special meeting, please see the instructions beginning on page 46 of this joint proxy statement/prospectus. Whether or not you plan to attend the virtual Parsley special meeting, we encourage you to vote and submit your proxy in advance of the meeting by one of the methods described on page 50 of this joint proxy statement/prospectus. You may also vote online and examine our stockholder list during the Parsley special meeting by following instructions provided on the meeting website, which may be accessed using the above web address and the 16-digit control number included on your proxy card or voting instruction form, during the Parsley special meeting.

Meeting Agenda: Other than the Parsley merger proposal and Parsley compensation proposal, Parsley will transact no business at the Parsley special meeting, except such business as may properly be brought before the

Parsley special meeting or any adjournments or postponements thereof by or at the direction of the Parsley board in accordance with Parsley’s bylaws. This joint proxy statement/prospectus, of which this notice is a part, describes the proposals listed above in more detail. Please refer to the attached documents, including the merger agreement and all other annexes and any documents incorporated by reference, for further information with respect to the business to be transacted at the Parsley special meeting. You are encouraged to read the entire document carefully before voting. In particular, please see “The Mergers” beginning on page 55 for a description of the transactions contemplated by the merger agreement and “Risk Factors” beginning on page 26 for an explanation of the risks associated with the mergers and the other transactions contemplated by the merger agreement.

Required Vote: Approval of the Parsley merger proposal by the affirmative vote of the holders of a majority of the outstanding shares of Parsley common stock entitled to vote on the proposal (such holders, the “Parsley stockholders”) is required to complete the mergers, as contemplated pursuant to the merger agreement. Approval of the Parsley compensation proposal requires the affirmative vote of the holders of a majority of the shares of Parsley common stock present virtually during the Parsley special meeting or represented by proxy at the Parsley special meeting and entitled to vote thereon.

Who Can Vote: The Parsley board has fixed the close of business on [                ], 2020 as the record date for the determination of the Parsley stockholders entitled to receive notice of, and to vote at, the Parsley special meeting or any adjournments or postponements thereof. Only Parsley stockholders of record on the record date are entitled to receive notice of, and to vote at, the Parsley special meeting or any adjournments or postponements thereof. For additional information regarding the Parsley special meeting, please see “Parsley Special Meeting” beginning on page 46 of this joint proxy statement/prospectus.

The Parsley board, at a meeting duly called and held, has by unanimous vote (i) declared that the merger agreement and the transactions contemplated thereby (including the integrated mergers (as defined therein)) were fair to, and in the best interests of, Parsley, the Parsley stockholders and the Parsley LLC unitholders, (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby (including the integrated mergers) and (iii) recommended that the Parsley stockholders approve and adopt the merger agreement and the transactions contemplated thereby (including the integrated mergers). The Parsley board unanimously recommends that Parsley stockholders vote “FOR” the Parsley merger proposal and “FOR” the Parsley compensation proposal.

As a Parsley stockholder, you play an important role in our company by considering and taking action on these matters. We appreciate the time and attention you invest in making thoughtful decisions.

YOUR VOTE IS IMPORTANT

Whether or not you plan to attend the special meeting, please submit a proxy or voting instruction card as soon as possible. For specific instructions on voting, please refer to the joint proxy statement/prospectus accompanying this notice of meeting or the proxy card included with the proxy voting materials.

If you have any questions concerning the Parsley merger proposal, the Parsley compensation proposal, the mergers or this joint proxy statement/prospectus, would like additional copies, or need help voting your shares of Parsley common stock, please contact Parsley’s proxy solicitor:

Mackenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, NY 10018

Banks and Brokers Call Collect: (212) 929-5500

All Others Call Toll-Free: (800) 322-2885

Email: proxy@mackenziepartners.com

BY ORDER OF THE BOARD OF DIRECTORS,

Matt Gallagher
President and Chief Executive Officer

[ ], 2020

ADDITIONAL INFORMATION

Both Pioneer and Parsley file annual, quarterly and current reports, proxy statements, and other business and financial information with the Securities and Exchange Commission (the “SEC”) electronically, and the SEC maintains a website located at www.sec.gov containing this information. You can also obtain these documents, free of charge, from Pioneer at www.pxd.com and from Parsley at www.parsleyenergy.com, as applicable. The information contained on, or that may be accessed through, Pioneer’s and Parsley’s websites is not incorporated by reference into, and is not a part of, this joint proxy statement/prospectus.

Pioneer has filed a registration statement on Form S-4 with respect to the shares of Pioneer common stock to be issued in the mergers or reserved for issuance in connection with the mergers, of which this joint proxy statement/prospectus forms a part. This joint proxy statement/prospectus constitutes the prospectus of Pioneer filed as part of the registration statement. As permitted by SEC rules, this joint proxy statement/prospectus does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules, and exhibits, at the SEC’s website mentioned above. Statements contained in this joint proxy statement/prospectus as to the contents of any contract or other documents referred to in this joint proxy statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable agreement or other document filed as an exhibit to the registration statement.

This joint proxy statement/prospectus incorporates important business and financial information about Pioneer and Parsley from documents that are not attached to this joint proxy statement/prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this joint proxy statement/prospectus, including copies of financial statements and management’s discussion and analysis, free of charge by requesting them in writing or by telephone from the appropriate company or its proxy solicitor at the following addresses and telephone numbers:

For Pioneer stockholders:	For Parsley stockholders:

Pioneer Natural Resources Company

Attn: Investor Relations

777 Hidden Ridge

Irving, Texas 75038

(972) 969-4019

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-Free: (800) 859-8509

Email: pxd@dfking.com

Parsley Energy, Inc.

Attn: Investor Relations

303 Colorado Street

Austin, Texas 78701

(737) 704-2300

Mackenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, NY 10018

Banks and Brokers Call Collect: (212) 929-5500

All Others Call Toll-Free: (800) 322-2885

Email: proxy@mackenziepartners.com

If you would like to request any documents, please do so by [            ], 2021, which is five business days prior to the date of the Pioneer special meeting and the Parsley special meeting, in order to receive them before the applicable meeting.

For a more detailed description of the information incorporated by reference into this joint proxy statement/prospectus and how you may obtain it, please see “Where You Can Find More Information.”

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of the registration statement on Form S-4 filed with the SEC by Pioneer, constitutes a prospectus of Pioneer under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Pioneer common stock issuable to Parsley Class A stockholders and Parsley LLC unitholders in connection with the mergers. This joint proxy statement/prospectus also constitutes a joint proxy statement for both Pioneer and Parsley under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This joint proxy statement/prospectus also constitutes a notice of meeting with respect to the Pioneer special meeting and a notice of meeting with respect to the Parsley special meeting.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [                ], 2020, and you should assume that the information contained in this joint proxy statement/prospectus is accurate only as of such date. You should also assume that the information incorporated by reference into this joint proxy statement/prospectus is only accurate as of the date of such information. Neither the mailing of this joint proxy statement/prospectus to Pioneer stockholders or Parsley stockholders nor the issuance by Pioneer of shares of Pioneer common stock pursuant to the merger agreement will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this joint proxy statement/prospectus regarding Pioneer has been provided by Pioneer, and information contained in this joint proxy statement/prospectus regarding Parsley has been provided by Parsley.

GLOSSARY

The following terms have the following meanings in this joint proxy statement/prospectus:

•	“bylaws” means, with respect to Pioneer, the Sixth Amended and Restated Bylaws of Pioneer and, with respect to Parsley, the Amended and Restated Bylaws of Parsley, in each case as amended;

•

“certificate of incorporation” means, with respect to Pioneer, the Amended and Restated Certificate of Incorporation of Pioneer and, with respect to Parsley, the Amended and Restated Certificate of Incorporation of Parsley, in each case as amended;

•	“closing date” means the date on which the effective time occurs;

•	“effective time” means the effective time of the first merger;

•

“eligible Parsley LLC unit” means each Parsley LLC unit issued and outstanding immediately prior to the effective time that is eligible for conversion into Pioneer common stock in accordance with the terms of the merger agreement;

•

“eligible share of Parsley Class A common stock” means each share of Parsley Class A common stock issued and outstanding immediately prior to the effective time that is eligible for conversion into Pioneer common stock in accordance with the terms of the merger agreement;

•

“exchange ratio” means the ratio of 0.1252 shares of Pioneer common stock per issued and outstanding share of Parsley Class A common stock that will be issued to holders of eligible shares of Parsley Class A common stock in connection with the first merger and the ratio of 0.1252 shares of Pioneer common stock per issued and outstanding Parsley LLC unit that will be issued to holders of eligible Parsley LLC units in connection with the Opco merger;

•	“first merger” means the merger of Merger Sub Inc. with and into Parsley pursuant to the merger agreement, with Parsley surviving the merger as the surviving corporation;

•

“free cash flow,” a non-GAAP financial measure, means, except as otherwise noted herein, with respect to Pioneer, net cash provided by operating activities, adjusted for changes in operating assets and liabilities, less capital expenditures and, with respect to Parsley, net cash provided by operating activities before changes in operating assets and liabilities, net of acquisitions and acquisition and cash restructuring costs related to the acquisition of Jagged Peak Energy Inc. (“Jagged Peak”), less accrual-based development capital expenditures;

•	“GAAP” means accounting principles generally accepted in the United States of America;

•	“integrated mergers” means the first merger and the subsequent merger, collectively;

•

“merger agreement” means the Agreement and Plan of Merger, dated as of October 20, 2020, by and among Pioneer, Merger Sub Inc., Merger Sub LLC, Opco Merger Sub, Parsley and Parsley LLC, as amended from time to time;

•	“Merger Sub Inc.” means Pearl First Merger Sub Inc., a Delaware corporation and direct wholly-owned subsidiary of Pioneer;

•	“Merger Sub LLC” means Pearl Second Merger Sub LLC, a Delaware limited liability company and direct wholly-owned subsidiary of Pioneer;

•	“mergers” means the first merger, the Opco merger and the subsequent merger, collectively;

•	“Opco merger” means the merger of Opco Merger Sub with and into Parsley LLC pursuant to the merger agreement, with Parsley LLC surviving the merger as the surviving company;

•	“Opco Merger Sub” means Pearl Opco Merger Sub LLC, a Delaware limited liability company and direct wholly-owned subsidiary of Pioneer;

•	“Parsley” means Parsley Energy, Inc., a Delaware corporation;

•	“Parsley board” means the Parsley board of directors;

•	“Parsley Class A common stock” means the Class A common stock, par value $0.01 per share, of Parsley;

•	“Parsley Class A stockholders” means the holders of Parsley Class A common stock;

•	“Parsley Class B common stock” means the Class B common stock, par value $0.01 per share, of Parsley;

•	“Parsley Class B stockholders” means the holders of Parsley Class B common stock;

•	“Parsley common stock” means Parsley Class A common stock and Parsley Class B common stock, collectively;

•	“Parsley LLC” means Parsley Energy, LLC, a majority-owned subsidiary of Parsley;

•	“Parsley LLC stapled unit” means each Parsley LLC unit, together with its corresponding share of Parsley Class B common stock;

•	“Parsley LLC units” means the units representing membership interests in Parsley LLC;

•	“Parsley LLC unitholders” means the holders of Parsley LLC units;

•	“Parsley special meeting” means the meeting of the Parsley stockholders in connection with the mergers, as may be adjourned or postponed from time to time;

•	“Parsley stockholders” means the holders of Parsley common stock;

•	“Pioneer” means Pioneer Natural Resources Company, a Delaware corporation;

•	“Pioneer board” means the Pioneer board of directors;

•	“Pioneer common stock” means the common stock, par value $0.01 per share, of Pioneer;

•	“Pioneer special meeting” means the meeting of the Pioneer stockholders in connection with the mergers, as may be adjourned or postponed from time to time;

•	“Pioneer stockholders” means the holders of Pioneer common stock;

•	“special meetings” means the Pioneer special meeting and the Parsley special meeting, collectively;

•	“subsequent merger” means the merger of Parsley with and into Merger Sub LLC pursuant to the merger agreement, with Merger Sub LLC surviving the merger as a direct wholly-owned subsidiary of Pioneer;

•	“surviving corporation” means Parsley as the surviving entity of the first merger;

•	“tax receivable agreement” or “TRA” means the Tax Receivable Agreement, dated May 29, 2014, among Parsley LLC and certain current or former members of Parsley LLC, as amended;

•	“TRA amendment” means that certain amendment to the tax receivable agreement, dated as of October 20, 2020, by and among Parsley, Bryan Sheffield and certain other TRA holders;

•	“TRA holders” means Messrs. Bryan Sheffield, Matt Gallagher, Ryan Dalton, Mike Hinson and certain other current or former members of Parsley LLC that are parties to the tax receivable agreement; and

•

“TRA termination payments” means the lump-sum payments due to the TRA holders in connection with a change of control event under the tax receivable agreement equal to the present value (determined by applying a discount rate of one-year LIBOR plus 3%) of the hypothetical future payments that could be required to be paid under the tax receivable agreement, which lump-sum payments will be calculated in a manner consistent with the methodology specified in the TRA amendment and paid to the TRA holders in connection with the termination of the tax receivable agreement immediately after the effective time.

All currency amounts referenced in this joint proxy statement/prospectus are in U.S. dollars.

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QUESTIONS AND ANSWERS ABOUT THE MEETINGS

The following are some questions that you may have regarding the mergers, the issuance of shares of Pioneer common stock to Parsley Class A stockholders and Parsley LLC unitholders in connection with the mergers, and other matters being considered at the Pioneer special meeting and the Parsley special meeting and the answers to those questions. Pioneer and Parsley urge you to carefully read the entirety of this joint proxy statement/prospectus, including the annexes hereto and the information incorporated by reference herein, because the information in this section does not provide all the information that might be important to you with respect to the mergers, the issuance of shares of Pioneer common stock in connection with the mergers, and the other matters being considered at the Pioneer special meeting and the Parsley special meeting.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:

You are receiving this joint proxy statement/prospectus because Pioneer and Parsley have entered into the merger agreement, pursuant to which, among other things, on the terms and subject to the conditions included in the merger agreement, Pioneer has agreed to acquire Parsley by means of (i) the merger of Merger Sub Inc. with and into Parsley, with Parsley surviving the merger as a direct wholly-owned subsidiary of Pioneer, (ii) simultaneously with the first merger, the merger of Opco Merger Sub with and into Parsley LLC, with Parsley LLC surviving the merger as a direct and indirect wholly-owned subsidiary of Pioneer, and (iii) immediately following the first merger and the Opco merger, the merger of the surviving corporation with and into Merger Sub LLC, with Merger Sub LLC surviving the merger as a direct wholly-owned subsidiary of Pioneer. Your vote is required in connection with the mergers. The merger agreement, which governs the terms of the mergers, is attached to this joint proxy statement/prospectus as Annex A.

In order to complete the mergers, and in accordance with the rules of the New York Stock Exchange (the “NYSE”), Pioneer stockholders must approve the issuance of shares of Pioneer common stock in the mergers and other shares of Pioneer common stock reserved for issuance in connection with the mergers, in each case pursuant to the terms of the merger agreement (the “stock issuance” and such proposal, the “Pioneer stock issuance proposal”). Approval of the Pioneer stock issuance proposal requires the affirmative vote of holders of a majority of the shares of Pioneer common stock present virtually during the Pioneer special meeting or represented by proxy at the Pioneer special meeting and entitled to vote thereon.

Also, in order to complete the mergers, and in accordance with the Delaware General Corporation Law (the “DGCL”), Parsley stockholders must approve and adopt the merger agreement and the transactions contemplated thereby (including the integrated mergers) (the “Parsley merger proposal”). Approval of the Parsley merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Parsley common stock entitled to vote on the proposal. In addition, Parsley’s stockholders will be asked to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Parsley’s named executive officers (“NEOs”) that is based on or otherwise relates to the mergers (the “Parsley compensation proposal”). Approval of the Parsley compensation proposal requires the affirmative vote of the holders of a majority of the shares of Parsley common stock present virtually during the Parsley special meeting or represented by proxy at the Parsley special meeting and entitled to vote thereon.

This joint proxy statement/prospectus, which you should read carefully, contains important information about the mergers, the stock issuance and other matters being considered at the Pioneer special meeting and the Parsley special meeting.

Q:	When and where is the Pioneer special meeting?

A:

The Pioneer special meeting will be a virtual only meeting conducted exclusively via live webcast at www.virtualshareholdermeeting.com/PXD21SM starting at [    :    ] a.m. Central Time (with log-in beginning at [    :    ] a.m. Central Time) on [            ], 2021. You will be able to attend the Pioneer special meeting online and vote your shares electronically during the meeting by going to www.virtualshareholdermeeting.com/PXD21SM and entering the 16-digit control number included on the proxy card or voting instruction form that you received. Because the Pioneer special meeting is completely virtual and being conducted via live webcast, stockholders will not be able to attend the meeting in person.

Q:	When and where is the Parsley special meeting?

A:

The Parsley special meeting will be a virtual only meeting conducted exclusively via live webcast at www.virtualshareholdermeeting.com/PE21SM starting at [    :    ] a.m. Central Time (with log-in beginning at [    :    ] a.m. Central Time) on [                ], 2021. You will be able to attend the Parsley special meeting online and vote your shares electronically during the meeting by going to www.virtualshareholdermeeting.com/PE21SM and entering the 16-digit control number included on the proxy card or voting instruction form that you received. Because the Parsley special meeting is completely virtual and being conducted via live webcast, stockholders will not be able to attend the meeting in person.

Q:	What will Parsley stockholders and Parsley LLC unitholders receive for their shares of Parsley common stock or Parsley LLC units, as applicable, in the mergers?

A:

Immediately following the effective time, subject to certain exceptions, each share of Parsley Class A common stock issued and outstanding immediately prior to the effective time that is eligible for conversion into Pioneer common stock in accordance with the terms of the merger agreement and each Parsley LLC unit issued and outstanding immediately prior to the effective time that is eligible for conversion into Pioneer common stock in accordance with the terms of the merger agreement will be converted automatically into the right to receive 0.1252 shares of Pioneer common stock, with cash paid in lieu of the issuance of fractional shares, if any (the “merger consideration”). In addition, at the effective time, each share of Parsley Class B common stock will be automatically cancelled for no additional consideration, subject to any statutory rights to appraisal pursuant to the DGCL solely with respect to the Parsley Class B common stock.

In addition, Parsley and Pioneer will take, or cause to be taken, all actions necessary so that, at the effective time, Parsley’s issued and outstanding time-based restricted stock unit awards, performance-based restricted stock unit awards, time-based restricted stock awards and performance-based restricted stock awards will be treated as described in “The Merger Agreement—Treatment of Parsley Equity-Based Awards.”

For additional information regarding the consideration to be received in the mergers, please see “The Merger Agreement—Terms of the Mergers; Merger Consideration.”

Q:	How will Parsley LLC units and Parsley Class B common stock be treated in the mergers?

A:

Until the effective time, pursuant to the Fourth Amended and Restated Limited Liability Company Agreement of Parsley LLC (the “Parsley LLC agreement”), each Parsley LLC unitholder (other than Parsley) generally has the right to exchange his, her or its Parsley LLC units (and a corresponding number of shares of Parsley Class B common stock) for shares of Parsley Class A common stock at an exchange ratio of one share of Parsley Class A common stock for each Parsley LLC unit (and corresponding share of Parsley Class B common stock) exchanged (subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications) or, if either Parsley or Parsley LLC so elects, cash. Immediately following the effective time, each Parsley LLC unit issued and outstanding immediately prior to the effective time that is eligible for conversion into Pioneer common stock in accordance with the terms of the merger agreement will be converted automatically into the right to receive the merger consideration. In addition, at the effective time, each share of Parsley Class B common stock will be automatically cancelled for no additional consideration, subject to any statutory rights to appraisal pursuant to the DGCL solely with respect to the Parsley Class B common stock.

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The merger consideration received by Parsley LLC unitholders and the cancellation of the Parsley Class B common stock will be subject to certain tax treatment as described in “The Mergers—Material U.S. Federal Income Tax Consequences.”

For additional information regarding the consideration to be received in the mergers, please see “The Merger Agreement—Terms of the Mergers; Merger Consideration.”

Q:	If I am a Parsley Class A stockholder or a Parsley LLC unitholder, how will I receive the merger consideration to which I am entitled?

A:

If you are a holder of certificates that represent eligible shares of Parsley Class A common stock (“Parsley Class A common stock certificates”), a holder of certificates that represent eligible Parsley LLC units (“Parsley LLC unit certificates”) or otherwise a holder of eligible Parsley LLC units, a notice advising you of the effectiveness of the mergers and a letter of transmittal and, if applicable, instructions for the surrender of your Parsley Class A common stock certificates or Parsley LLC unit certificates will be mailed to you as soon as practicable after the effective time. After receiving proper documentation from you, the exchange agent will send to you (i) a statement reflecting the aggregate whole number of shares of Pioneer common stock (which will be in uncertificated book-entry form) that you have a right to receive pursuant to the merger agreement and (ii) a check in the amount equal to the cash payable in lieu of any fractional shares of Pioneer common stock and dividends and other distributions on the shares of Pioneer common stock issuable to you as merger consideration.

If you are a holder of book-entry shares representing eligible shares of Parsley Class A common stock (“Parsley Class A book-entry shares”), the exchange agent will send you, as promptly as practicable (and in any event, within three business days) after the effective time, the merger consideration, cash in lieu of any fractional shares of Pioneer common stock and any dividends and other distributions on the shares of Pioneer common stock issuable as merger consideration, in each case, that such holder has the right to receive.

No interest will be paid or accrued on any amount payable for shares of Parsley Class A common stock or Parsley LLC units eligible to receive the merger consideration pursuant to the merger agreement.

For additional information on the exchange of Parsley Class A common stock and Parsley LLC units for the merger consideration (and on the corresponding cancellation of Parsley Class B common stock for no additional consideration), please see “The Merger Agreement—Exchange and Payment Procedures.”

Q:	What will holders of Parsley equity awards receive in the mergers?

A:	The merger agreement provides for the treatment set forth below with respect to the awards held by Parsley’s non-employee directors, executive officers and other employees at the effective time:

Parsley Time-Based Restricted Stock Unit Awards: Each vested Parsley time-based restricted stock unit award (including any Parsley time-based restricted stock unit award that vests by its terms as a result of the consummation of the mergers) that is issued and outstanding as of immediately prior to the effective time will, at the effective time, be cancelled and converted into the right to receive a number of shares of Pioneer common stock (to be issued within 30 days following the closing date in accordance with the terms of the applicable restricted stock unit award agreement), rounded up or down to the nearest whole share, equal to the product of (a) the number of shares of Parsley Class A common stock subject to such award as of immediately prior to the effective time and (b) the exchange ratio. Any Parsley time-based restricted stock unit award held by a non-employee member of the Parsley board will become fully vested as a result of the consummation of the mergers and will be treated as a vested Parsley time-based restricted stock unit award entitled to the foregoing treatment. Each unvested Parsley time-based restricted stock unit award (excluding any Parsley time-based restricted stock unit award that vests by its terms as a result of the consummation of the mergers) that is issued and outstanding as of immediately prior to the effective time will, at the effective time, be converted, on the same terms and conditions (including time-based vesting conditions) as were applicable to such award as of immediately prior to the effective time, into the right to receive a time-based award covering a number of shares of Pioneer common stock, rounded up or down to the nearest whole share, equal to the product of (a) the number of shares of Parsley Class A common stock subject to such award as of immediately prior to the effective time and (b) the exchange ratio.

Parsley Time-Based Restricted Stock Awards: Each unvested Parsley time-based restricted stock award (excluding any Parsley time-based restricted stock award that vests by its terms as a result of the consummation of the mergers) that is issued and outstanding as of immediately prior to the effective time will, at the effective time, be converted, on the same terms and conditions (including time-based vesting conditions) as were applicable to such time-based restricted stock award as of immediately prior to the effective time, into the right to receive a time-based restricted stock award of Pioneer covering a number of shares of Pioneer common stock, rounded up or down to the nearest whole share, equal to the product of (a) the number of shares of Parsley Class A common stock subject to such award as of immediately prior to the effective time and (b) the exchange ratio.

Parsley Performance-Based Restricted Stock Unit Awards and Performance-Based Restricted Stock Awards: Each Parsley performance-based restricted stock unit award and Parsley performance-based restricted stock award that is issued and outstanding as of immediately prior to the effective time will be deemed to have become vested pursuant to the terms of the merger agreement based on deemed achievement of the maximum level of performance applicable to such award as of the date immediately prior to the effective time. At the effective time, any such vested performance-based restricted stock unit award will automatically be cancelled and converted into the right to receive a number of shares of Pioneer common stock (to be issued within 30 days following the closing date in accordance with the terms of the applicable award agreement), rounded up or down to the nearest whole share, equal to the product of (a) the number of shares of Parsley Class A common stock subject to such award as of immediately prior to the effective time and (b) the exchange ratio. At the effective time, any such vested performance-based restricted stock award will automatically be converted into the right to receive a number of shares of Pioneer common stock, rounded up or down to the nearest whole share, equal to the product of (a) the number of shares of Parsley Class A common stock subject to such award as of immediately prior to the effective time and (b) the exchange ratio.

For additional information regarding the treatment of Parsley equity awards, please see “The Merger Agreement—Treatment of Parsley Equity-Based Awards.”

Q:	Who will own Pioneer immediately following the mergers?

A:

Pioneer and Parsley estimate that, upon completion of the mergers, Pioneer stockholders as of immediately prior to the mergers will hold approximately 76%, and Parsley stockholders as of immediately prior to the mergers will hold approximately 24%, of the issued and outstanding shares of Pioneer common stock (without giving effect to any shares of Pioneer common stock held by Parsley stockholders prior to the mergers). The exact equity stake of Parsley stockholders in Pioneer immediately following the effective time will depend on the number of shares of Pioneer common stock, shares of Parsley Class A common stock and Parsley LLC units issued and outstanding immediately prior to the effective time.

Q:	What will be the composition of the board of directors and management of Pioneer following the completion of the mergers?

A:

Upon completion of the mergers, the current directors and executive officers of Pioneer are expected to continue in their current positions, other than for changes previously announced by Pioneer or as may be publicly announced by Pioneer in the future in the normal course.

Additionally, pursuant to the merger agreement, Pioneer and Parsley have agreed that the Pioneer board will be expanded by two members as of the effective time and Matt Gallagher and A.R. Alameddine will be appointed as directors of the Pioneer board. If either Mr. Gallagher and/or Mr. Alameddine is unwilling or unable to serve as a member of the Pioneer board at the effective time, then another member or members of the Parsley board that is determined by the Pioneer board in good faith to be independent with respect to his or her service on the Pioneer board and is mutually agreed between Pioneer and Parsley will instead be appointed to fill such vacancy or vacancies on the Pioneer board in lieu of Mr. Gallagher and/or Mr. Alameddine, as applicable. Any remuneration to be paid to these directors will be consistent with Pioneer’s remuneration policy for its directors. Pioneer has also agreed to take all action necessary to nominate the Parsley director designees for election to the Pioneer board in the proxy statement relating to the first annual meeting of Pioneer stockholders following the closing of the mergers. In addition, the Pioneer board (or a committee thereof) will appoint each Parsley director designee to a committee of the Pioneer board within 90 days following the closing date, in a manner consistent with its ordinary policies and practices. For additional information, please see “The Mergers—Board of Directors and Management of Pioneer Following Completion of the Mergers.”

Q:	How important is my vote?

A:

Your vote “FOR” each proposal presented at the Pioneer special meeting and the Parsley special meeting is very important and you are encouraged to submit a proxy as soon as possible. The mergers cannot be completed without, among other things, the approval of the Pioneer stock issuance proposal by Pioneer stockholders and the approval of the Parsley merger proposal by Parsley stockholders.

Pioneer. Approval of the Pioneer stock issuance proposal requires the affirmative vote of holders of a majority of the shares of Pioneer common stock present virtually during the Pioneer special meeting or represented by proxy at the Pioneer special meeting and entitled to vote thereon. Accordingly, a Pioneer stockholder’s abstention from voting will have the same effect as a vote “against” the Pioneer stock issuance proposal, while a broker non-vote or the failure of a Pioneer stockholder to attend the Pioneer special meeting and vote will have no effect on the outcome of the Pioneer stock issuance proposal.

Parsley. Approval of the Parsley merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Parsley common stock entitled to vote on the proposal. Accordingly, a Parsley stockholder’s abstention from voting, a broker non-vote, or the failure of a Parsley stockholder to attend the Parsley special meeting and vote will have the same effect as a vote “against” the Parsley merger proposal. Approval of the Parsley compensation proposal requires the affirmative vote of the holders of a majority of the shares of Parsley common stock present virtually during the Parsley special meeting or represented by proxy at the Parsley special meeting and entitled to vote thereon. Accordingly, a Parsley stockholder’s abstention from voting will have the same effect as a vote “against” the Parsley compensation proposal, while a broker non-vote or the failure of a Parsley stockholder to attend the Parsley special meeting and vote will have no effect on the outcome of the Parsley compensation proposal.

Q:	How do the Pioneer board and the Parsley board recommend that I vote?

A:

The Pioneer board unanimously recommends that Pioneer stockholders vote “FOR” the Pioneer stock issuance proposal. For additional information regarding how the Pioneer board recommends that Pioneer stockholders vote, see the section titled “The Mergers—Recommendation of the Pioneer Board and Reasons for the Mergers.”

The Parsley board unanimously recommends that Parsley stockholders vote “FOR” the Parsley merger proposal and “FOR” the Parsley compensation proposal. For additional information regarding how the Parsley board recommends that Parsley stockholders vote, see the section titled “The Mergers—Recommendation of the Parsley Board and Reasons for the Mergers.”

Q:	Will the shares of Pioneer common stock that I acquire in connection with the mergers receive a dividend?

A:

After the closing of the mergers, as a holder of Pioneer common stock, you will receive the same dividends on shares of Pioneer common stock that all other holders of Pioneer common stock will receive for any dividend with a record date that occurs after the effective time.

Q:	Will I continue to receive dividends in respect of my shares of Parsley Class A common stock and distributions in respect of my Parsley LLC units?

A:

Prior to the closing of the mergers, Parsley and Pioneer will coordinate regarding the declaration and payment of dividends in respect of their common stock and distributions in respect of Parsley LLC units, and the record dates and payment dates relating thereto, so as to ensure that you do not receive two dividends (or a dividend and a distribution), or fail to receive one dividend or distribution, as applicable, in any quarter with respect to your shares of Parsley Class A common stock, Parsley LLC units and shares of Pioneer common stock that you receive in exchange therefor in the mergers.

After the closing of the mergers, former Parsley Class A stockholders and Parsley LLC unitholders who hold Parsley Class A common stock certificates or Parsley LLC unit certificates, or who otherwise hold eligible Parsley LLC units, as applicable, will not be entitled to be paid dividends otherwise payable on the shares of Pioneer common stock into which their shares of Parsley Class A common stock or Parsley LLC units are exchangeable until they surrender their Parsley Class A common stock certificates or Parsley LLC unit certificates, as applicable, and deliver an applicable letter of transmittal. Dividends will be accrued for these holders and they will receive the accrued dividends, without interest, when they surrender their Parsley Class A common stock certificates or Parsley LLC unit certificates, as applicable, and deliver an applicable letter of transmittal.

Parsley has declared a fourth quarter cash dividend of $0.05 per share of Parsley Class A common stock, payable on December 18, 2020 to holders of record on December 8, 2020. Pioneer has declared a quarterly dividend of $0.55 per share of Pioneer common stock, payable on January 14, 2021 to holders of record on December 31, 2020. After the closing of the mergers, all Pioneer dividends will remain subject to approval by the Pioneer board.

Q:	Will the shares of Pioneer common stock received at the time of completion of the mergers be traded on an exchange?

A:

Yes. It is a condition to the consummation of the mergers that the shares of Pioneer common stock issuable to Parsley Class A stockholders and Parsley LLC unitholders in connection with the mergers be approved for listing on the NYSE, upon official notice of issuance. Parsley Class A common stock currently trades on the NYSE under the stock symbol “PE”. When the mergers are completed, the Parsley Class A common stock will cease to be traded on the NYSE and will be deregistered under the Exchange Act.

Q:	How will Pioneer stockholders be affected by the mergers?

A:

Upon completion of the mergers, each Pioneer stockholder will hold the same number of shares of Pioneer common stock that such stockholder held immediately prior to completion of the mergers. As a result of the mergers, Pioneer stockholders will own shares in a larger company with more assets. However, because Pioneer will be issuing additional shares of Pioneer common stock to Parsley Class A stockholders and Parsley LLC unitholders in exchange for their eligible shares of Parsley Class A common stock and eligible Parsley LLC units, respectively, in connection with the mergers, each share of Pioneer common stock issued and outstanding immediately prior to the mergers will represent a smaller percentage of the aggregate number of shares of Pioneer common stock issued and outstanding after the mergers.

Q:	What are the material U.S. federal income tax consequences of the integrated mergers to Parsley Class A stockholders?

A:

Assuming that the integrated mergers are completed as currently contemplated, Pioneer and Parsley intend for the integrated mergers, taken together, to qualify as a “reorganization” within the meaning of

Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). It is a condition to Parsley’s obligation to complete the mergers that it receive an opinion from Vinson & Elkins L.L.P. (“Vinson & Elkins”), counsel to Parsley, or another nationally recognized law firm reasonably satisfactory to Parsley, dated as of the closing date, to the effect that the integrated mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Provided that the integrated mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. holder (as defined in “The Mergers—Material U.S. Federal Income Tax Consequences”) of Parsley Class A common stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of Parsley Class A common stock for shares of Pioneer common stock pursuant to the integrated mergers, except with respect to any cash received in lieu of fractional shares of Pioneer common stock.

Please see “The Mergers—Material U.S. Federal Income Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences of the integrated mergers to U.S. holders of Parsley Class A common stock. Each Parsley Class A stockholder is strongly urged to consult with a tax advisor to determine the particular U.S. federal, state or local or non-U.S. income or other tax consequences of the integrated mergers to it.

Q:	What are the material U.S. federal income tax consequences of the mergers to Parsley LLC unitholders who receive shares of Pioneer common stock in the Opco merger?

A:

The exchange of Parsley LLC units for shares of Pioneer common stock, and cash in lieu of fractional shares of Pioneer common stock, if any, in the Opco merger is intended to be a taxable event for U.S. holders (as defined in the section titled “The Mergers—Material U.S. Federal Income Tax Consequences”) of Parsley LLC units for U.S. federal income tax purposes, even though Parsley LLC unitholders will receive no cash consideration (other than any cash received in lieu of fractional shares of Pioneer common stock) in the Opco merger. A U.S. holder of Parsley LLC units generally will recognize gain or loss in an amount equal to the difference between (i) the sum of (A) the fair market value of the Pioneer common stock received, (B) any cash received (including any cash in lieu of fractional shares of Pioneer common stock and any portion of the TRA termination payments (as defined herein) that the parties to the TRA amendment have agreed to treat as additional consideration payable to such holder for the Parsley LLC units exchanged in the Opco merger) and (C) such U.S. holder’s share of Parsley LLC’s nonrecourse liabilities immediately prior to the Opco merger and (ii) such U.S. holder’s adjusted tax basis in the Parsley LLC units exchanged therefor (which will include such U.S. holder’s share of Parsley LLC’s nonrecourse liabilities immediately prior to the Opco merger). Such gain or loss generally will be capital gain or loss. However, a portion of such gain or loss, which portion could be substantial, will be separately computed and taxed as ordinary income or loss to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” owned by Parsley LLC and its subsidiaries. For U.S. holders subject to the passive loss rules, passive losses that were not deductible by a U.S. holder of Parsley LLC units in prior taxable periods may become available to offset a portion of any gain recognized by such holder in connection with the Opco merger.

Please see “The Mergers—Material U.S. Federal Income Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences of the Opco merger to U.S. holders of Parsley LLC units. Each Parsley LLC unitholder is strongly urged to consult with a tax advisor to determine the particular U.S. federal, state or local or non-U.S. income or other tax consequences of the Opco merger to it.

Q:	When do Pioneer and Parsley expect to complete the mergers?

A:

Pioneer and Parsley currently expect to complete the mergers in the first quarter of 2021. However, neither Pioneer nor Parsley can predict the actual date on which the mergers will be completed, nor can the parties ensure that the mergers will be completed, because completion is subject to conditions beyond the control of either company. Please see “The Mergers—Regulatory Approvals” and “The Merger Agreement—Conditions Precedent to the Mergers.”

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Q:	What happens if the mergers are not completed?

A:

If the Parsley merger proposal is not approved by the Parsley stockholders, the Pioneer stock issuance proposal is not approved by Pioneer stockholders or the mergers are not completed for any other reason, Parsley Class A stockholders and Parsley LLC unitholders will not receive any payment for shares of Parsley Class A common stock or Parsley LLC units they own. Instead, Parsley will remain an independent public company, Parsley Class A common stock will continue to be listed and traded on the NYSE and registered under the Exchange Act and Parsley will continue to file periodic reports with the SEC.

Under specified circumstances, Pioneer or Parsley may be required to reimburse the other party’s expenses or pay a termination fee upon or subsequent to termination of the merger agreement, as described in “The Merger Agreement—Termination Fees and Expense Reimbursement.”

Q:	Who can vote at, and what are the record dates of, each of the Pioneer special meeting and the Parsley special meeting?

A:

All Pioneer stockholders who hold shares of Pioneer common stock of record at the close of business on [            ], 2020, the record date for the Pioneer special meeting (the “Pioneer record date”), are entitled to receive notice of and to vote at the Pioneer special meeting.

All Parsley stockholders who hold shares of Parsley common stock of record at the close of business on [            ], 2020, the record date for the Parsley special meeting (the “Parsley record date”), are entitled to receive notice of and to vote at the Parsley special meeting.

Q:	How many votes may I cast?

A:

Each issued and outstanding share of Pioneer common stock entitles its holder of record to one vote on each matter to be considered at the Pioneer special meeting. The Pioneer stockholders of record on the Pioneer record date are the only Pioneer stockholders that are entitled to receive notice of, and to vote at, the Pioneer special meeting or any adjournments or postponements thereof.

Each issued and outstanding share of Parsley Class A common stock and each issued and outstanding share of Parsley Class B common stock entitles its holder of record to one vote on each matter to be considered at the Parsley special meeting, and the Parsley Class A common stock and Parsley Class B common stock will vote together as a single class. The Parsley stockholders of record on the Parsley record date are the only Parsley stockholders that are entitled to receive notice of, and to vote at, the Parsley special meeting or any adjournments or postponements thereof.

Q:	What constitutes a quorum at each of the Pioneer special meeting and the Parsley special meeting?

A:	In order for business to be conducted at the Pioneer and Parsley special meetings, a quorum must be present.

A quorum at the Pioneer special meeting requires the presence of the holders of a majority of the total issued and outstanding shares of Pioneer common stock entitled to vote, present virtually or represented by proxy, at the Pioneer special meeting. A Pioneer stockholder will be considered present at the virtual meeting by logging into the Pioneer special meeting website using his, her or its unique 16-digit control number or by appointing a proxy. If you submit a properly executed proxy card, or submit a proxy via the internet or by telephone, even if you do not vote for the proposal or vote to “abstain” in respect of the proposal, your shares of Pioneer common stock will be counted for purposes of calculating whether a quorum is present for the transaction of business at the Pioneer special meeting. Because it is expected that the only matter to be voted on at the Pioneer special meeting will be non-routine under NYSE rules, brokers will not have discretionary authority to vote on the Pioneer stock issuance proposal; therefore, if you do not provide voting instructions to your broker, bank or other nominee, your shares will not count towards determining whether a quorum is present and your shares will not be voted on the Pioneer stock issuance proposal.

A quorum at the Parsley special meeting requires the presence of the holders of a majority of the total issued and outstanding shares of Parsley common stock entitled to vote, present virtually or represented by proxy, at the Parsley special meeting. A Parsley stockholder will be considered present at the virtual meeting by logging into the Parsley special meeting website using his, her or its unique 16-digit control number or by appointing a proxy. If you submit a properly executed proxy card, or submit a proxy via the internet or by telephone, even if you do not vote for the proposal or vote to “abstain” in respect of the proposal, your shares of Parsley common stock will be counted for purposes of calculating whether a quorum is present for the transaction of business at the Parsley special meeting. Because it is expected that all of the matters to be voted on at the Parsley special meeting will be non-routine under NYSE rules, brokers will not have discretionary authority to vote on any such proposal; therefore, if you do not provide voting instructions to your broker, bank or other nominee, your shares will not count towards determining whether a quorum is present and your shares will not be voted on the Parsley merger proposal or the Parsley compensation proposal.

Q:	What do I need to do now?

A:

After you have carefully read and considered the information contained in or incorporated by reference into this joint proxy statement/prospectus, please submit your proxy via the internet or by telephone in accordance with the instructions set forth on the applicable proxy card or voting instruction form you received, or complete, sign, date, and return the applicable proxy card or voting instruction form in the self-addressed, stamped envelope provided as soon as possible so that your shares will be represented and voted at the Pioneer special meeting or the Parsley special meeting, as applicable.

For additional information on voting procedures, please see “Pioneer Special Meeting” and “Parsley Special Meeting.”

Q:	How will my proxy be voted?

A:

If you submit your proxy via the internet, by telephone, or by completing, signing, dating, and returning the applicable proxy card or voting instruction form, your proxy will be voted in accordance with your instructions. If you sign your proxy card and return it without indicating how you would like to vote your shares, your proxy card will be voted in accordance with the recommendation of the Pioneer board or the Parsley board, as applicable.

For additional information on voting procedures, please see “Pioneer Special Meeting” and “Parsley Special Meeting.”

Q:	Who will count the votes?

A:	The votes at the Pioneer special meeting will be tabulated and certified by the inspector of elections appointed by the Pioneer board.

The votes at the Parsley special meeting will be tabulated and certified by the inspector of elections appointed by the Parsley board.

Q:	How do I submit questions for the Pioneer virtual special meeting?

A:

Stockholders attending the virtual meeting will be in a listen-only mode and will not be able to speak during the webcast. However, stockholders will be able to submit any questions by the close of business on [            ], 2021 in advance of the Pioneer special meeting by visiting www.proxyvote.com.

Q:	Who do I contact if I am encountering difficulties attending the Pioneer special meeting online?

A:

If you encounter any difficulties during the check-in process or during the meeting, please call the VSM Shareholder Meeting Support Line at (844) 986-0822 or (303) 562-9302 (International), and a technician will be ready to assist you starting at [    :    ] a.m. Central Time and until the meeting has finished. Please give yourself sufficient time to log-in and ensure you can hear the streaming audio before the meeting starts.

Q:	How do I submit questions for the Parsley virtual special meeting?

A:

Stockholders attending the virtual meeting will be in a listen-only mode and will not be able to speak during the webcast. However, stockholders will be able to submit any questions by the close of business on [            ], 2021 in advance of the Parsley special meeting by visiting www.proxyvote.com.

Q:	Who do I contact if I am encountering difficulties attending the Parsley special meeting online?

A:

If you encounter any difficulties during the check-in process or during the meeting, please call the VSM Shareholder Meeting Support Line at (844) 986-0822 or (303) 562-9302 (International), and a technician will be ready to assist you starting at [    :    ] a.m. Central Time and until the meeting has finished. Please give yourself sufficient time to log-in and ensure you can hear the streaming audio before the meeting starts.

Q:	What should I do if I receive more than one set of voting materials for the Pioneer special meeting or the Parsley special meeting?

A:

You may receive more than one set of voting materials for the Pioneer special meeting, the Parsley special meeting, or both, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction forms. For example, if you hold your shares of Pioneer common stock or your shares of Parsley common stock in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please submit each separate proxy or voting instruction form that you receive by following the instructions set forth in each separate proxy or voting instruction form. If you fail to submit each separate proxy or voting instruction form that you receive, not all of your shares will be voted.

Q:	What is the difference between holding shares of record and holding shares as a beneficial owner of shares of Pioneer common stock or Parsley common stock?

A:

If your shares of Pioneer common stock are registered directly in your name with Pioneer’s registrar and transfer agent, Continental Stock Transfer & Trust Company (“Continental”), or your shares of Parsley common stock are registered directly in your name with Parsley’s registrar and transfer agent, American Stock Transfer & Trust Company, LLC, you are considered, with respect to those shares, to be the stockholder of record. If you are a stockholder of record, then this joint proxy statement/prospectus and your proxy card have been sent directly to you by Pioneer or Parsley, as applicable.

If your shares of Pioneer common stock or Parsley common stock are held through a bank, broker or other nominee, you are considered, with respect to those shares, the beneficial owner, and those shares are held in “street name” by your bank, broker or other nominee. In that case, this joint proxy statement/prospectus has been forwarded to you by your bank, broker or other nominee. As the beneficial owner, you have the right to direct your bank, broker or other nominee how to vote your shares by following their instructions for voting, and you are also invited to attend the Pioneer special meeting or the Parsley special meeting, as applicable. The proxy materials you received include the 16-digit control number that you will need to vote online during the Pioneer special meeting or the Parsley special meeting, as applicable.

Q:	If my shares of Pioneer common stock or Parsley common stock are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee automatically vote my shares for me?

A:

No. If your shares of Pioneer common stock or Parsley common stock are held in the name of a bank, broker or other nominee, you will receive separate instructions from your bank, broker or other nominee describing how to vote your shares. The availability of internet or telephonic voting will depend on the nominee’s voting process. Please check with your bank, broker or other nominee and follow the voting procedures provided by your bank, broker or other nominee on your voting instruction form.

You should instruct your bank, broker or other nominee how to vote your shares of Pioneer common stock or Parsley common stock, as applicable. Under the rules applicable to broker-dealers, your bank, broker or other nominee does not have discretionary authority to vote your shares on any of the proposals scheduled to be voted on at the Pioneer special meeting or the Parsley special meeting. A so-called “broker non-vote” results when banks, brokers and other nominees return a valid proxy but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such shares. Pioneer and Parsley do not expect any broker non-votes at the Pioneer special meeting or the Parsley special meeting because the rules applicable to banks, brokers and other nominees only provide brokers with discretionary authority to vote on proposals that are considered routine, whereas each of the proposals to be presented at the Pioneer special meeting and the Parsley special meeting are considered non-routine under NYSE rules. As a result, no broker will be permitted to vote your shares of Pioneer common stock or Parsley common stock at the applicable special meeting without receiving instructions. Failure to instruct your broker on how to vote your shares will have (i) no effect on the Pioneer stock issuance proposal, for Pioneer stockholders, and (ii) the same effect as a vote “against” the Parsley merger proposal and no effect on the Parsley compensation proposal, for Parsley stockholders.

For additional information on voting procedures, please see “Pioneer Special Meeting” and “Parsley Special Meeting.”

Q:	What do I do if I am a Pioneer stockholder and I want to revoke my proxy?

A:

Pioneer stockholders of record may revoke or change a previously delivered proxy at any time before the meeting by (i) delivering another proxy with a later date to Pioneer’s corporate secretary at Pioneer’s principal executive offices at 777 Hidden Ridge, Irving, Texas 75038 no later than [    :    ] a.m. Central Time on [            ], 2021, (ii) voting by proxy again via the internet or by telephone, or (iii) delivering written notice of revocation of the proxy to Pioneer’s corporate secretary at Pioneer’s principal executive offices at 777 Hidden Ridge, Irving, Texas 75038 no later than [    :    ] a.m. Central Time on [            ], 2021.

All Pioneer stockholders may also revoke their proxies by attending the Pioneer special meeting virtually, using his, her or its unique 16-digit control number and voting their shares online during the meeting. Note that attendance at the virtual Pioneer special meeting will not, in and of itself, revoke a valid proxy that was previously delivered unless you give written notice of revocation to the Pioneer corporate secretary before the proxy is exercised or unless you vote your shares online during the Pioneer special meeting.

If a Pioneer stockholder holds shares through a bank, broker or other nominee, such stockholder may change or revoke his, her or its voting instructions before the Pioneer special meeting by providing instructions again through the means specified on his, her or its voting instruction form (with most having the option to do so by internet, telephone or mail), which must be received before 10:59 p.m. Central Time on [            ], 2021.

For additional information, please see “Pioneer Special Meeting.”

Q:	What do I do if I am a Parsley stockholder and I want to revoke my proxy?

A:

Parsley stockholders of record may revoke or change a previously delivered proxy at any time before the meeting by (i) delivering another proxy with a later date to Parsley’s corporate secretary at Parsley’s principal executive offices at 303 Colorado Street, Austin, Texas 78701 no later than [    :    ] a.m. Central Time on [            ], 2021, (ii) voting by proxy again via the internet or by telephone, or (iii) delivering written notice of revocation of the proxy to Parsley’s corporate secretary at Parsley’s principal executive offices at 303 Colorado Street, Austin, Texas 78701 before the beginning of the Parsley special meeting no later than [    :    ] a.m. Central Time on [            ], 2021.

All Parsley stockholders may also revoke their proxies by attending the Parsley special meeting virtually, using his, her or its unique 16-digit control number and voting their shares online during the meeting. Note that attendance at the virtual Parsley special meeting will not, in and of itself, revoke a valid proxy that was previously delivered unless you give written notice of revocation to the Parsley corporate secretary before the proxy is exercised or unless you vote your shares online during the Parsley special meeting.

If a Parsley stockholder holds shares through a bank, broker or other nominee, such stockholder may change or revoke his, her or its voting instructions before the Parsley special meeting by providing instructions again through the means specified on his, her or its voting instruction form (with most having the option to do so by internet, telephone or mail), which must be received before 10:59 p.m. Central Time on [                ], 2021.

For additional information, please see “Parsley Special Meeting.”

Q:	Are there any risks that I should consider as a Pioneer stockholder or Parsley stockholder in deciding how to vote?

A:

Yes. You should read and carefully consider the risks set forth in “Risk Factors.” You also should read and carefully consider the risk factors of Pioneer and Parsley contained in the documents that are incorporated by reference into this joint proxy statement/prospectus.

Q: What	happens if I sell or otherwise transfer my shares of Pioneer common stock before the Pioneer special meeting?

A:

The Pioneer record date is prior to the date of the Pioneer special meeting. If you sell or otherwise transfer your shares of Pioneer common stock after the Pioneer record date but before the Pioneer special meeting, unless special arrangements (such as provision of a proxy) are made between you and the person to whom you transfer your shares of Pioneer common stock, you will retain your right to vote such shares at the Pioneer special meeting but will otherwise transfer ownership of and the economic interest in your shares of Pioneer common stock.

Q:	What happens if I sell or otherwise transfer my shares of Parsley common stock before the Parsley special meeting?

A:

The Parsley record date is prior to the date of the Parsley special meeting. If you sell or otherwise transfer your shares of Parsley common stock after the Parsley record date but before the Parsley special meeting, unless special arrangements (such as provision of a proxy) are made between you and the person to whom you transfer your shares of Parsley common stock, you will retain your right to vote such shares at the Parsley special meeting but will otherwise transfer ownership of and the economic interest in your shares of Parsley common stock.

Q:	What happens if I sell or otherwise transfer my shares of Parsley Class A common stock or Parsley LLC units before the completion of the mergers?

A:

Only Parsley Class A stockholders and Parsley LLC unitholders as of immediately prior to the effective time will become entitled to receive the merger consideration. If you sell your shares of Parsley Class A common stock or Parsley LLC units prior to the completion of the mergers, you will not be entitled to receive the merger consideration by virtue of the mergers.

Q:	Do any of the officers or directors of Parsley have interests in the mergers that may differ from or be in addition to my interests as a Parsley stockholder?

A:

Yes. In considering the recommendation of the Parsley board that Parsley stockholders vote to approve the Parsley merger proposal and the Parsley compensation proposal, Parsley stockholders should be aware that, aside from their interests as stockholders of Parsley, some of Parsley’s directors and executive officers have interests in the mergers that may be different from, or in addition to, the interests of Parsley stockholders generally. The Parsley board was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the transactions contemplated therein, in approving the mergers, and in recommending the approval of the Parsley merger proposal and the Parsley compensation proposal.

For more information on these interests and quantification of certain of these interests, please see “The Mergers—Interests of Certain Parsley Directors and Executive Officers in the Mergers.”

Q:

If I am a Pioneer stockholder and I oppose the Pioneer stock issuance proposal or if I am a Parsley stockholder and I oppose the Parsley merger proposal, but all such proposals are approved, what are my rights?

A:

Under Delaware law, Pioneer stockholders are not entitled to dissenters’ or appraisal rights in connection with the issuance of shares of Pioneer common stock as contemplated by the merger agreement. Pioneer stockholders may vote against the Pioneer stock issuance proposal if they do not favor such proposal.

Because shares of Parsley Class A common stock are listed on the NYSE and holders of eligible shares of Parsley Class A common stock are not required to receive consideration other than shares of Pioneer common stock, which are listed on the NYSE, and any cash received in lieu of fractional shares of Pioneer common stock in the mergers, Parsley Class A stockholders are not entitled to exercise dissenters’ or appraisal rights under Delaware law in connection with the mergers. However, Parsley Class B stockholders who do not vote in favor of the Parsley merger proposal will be entitled to exercise appraisal rights under the DGCL, solely with respect to their shares of Parsley Class B common stock (and not, for the avoidance of doubt, with respect to any shares of Parsley Class A common stock or Parsley LLC units held by them), in connection with the mergers if they take certain actions and meet certain conditions set forth in Section 262 of the DGCL (“Section 262”). Failure to comply with Section 262 may result in a Parsley Class B stockholder waiving, or being unable to exercise, appraisal rights. Parsley stockholders may vote against the Parsley merger proposal if they do not favor the mergers.

For more information regarding appraisal rights, please see “The Mergers—Appraisal Rights or Dissenters’ Rights”. In addition, a copy of Section 262 is attached as Annex F to this joint proxy statement/prospectus.

Q:	Where can I find voting results of the Pioneer special meeting and the Parsley special meeting?

A:

Pioneer and Parsley intend to announce their respective preliminary voting results at each of the Pioneer and Parsley special meetings and disclose their respective final voting results in Current Reports on Form 8-K that will be filed with the SEC following the Pioneer and Parsley special meetings. All reports that Pioneer and Parsley file with the SEC are publicly available when filed. Please see “Where You Can Find More Information.”

Q:	How can I find more information about Pioneer and Parsley?

A:	You can find more information about Pioneer and Parsley from various sources described in “Where You Can Find More Information.”

Q:

Who can answer any questions I may have about the Pioneer special meeting, the Parsley special meeting or the transactions contemplated by the merger agreement, including the mergers and the stock issuance?

A:

If you have any questions about the Pioneer special meeting, the Parsley special meeting, the mergers, the Pioneer stock issuance proposal, the Parsley merger proposal, the Parsley compensation proposal or how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus or documents incorporated by reference herein, the applicable enclosed proxy card or voting instructions, you should contact:

For Pioneer stockholders:

Pioneer Natural Resources Company

Attn: Investor Relations

777 Hidden Ridge

Irving, Texas 75038

(972) 969-4019

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-Free: (800) 859-8509

Email: pxd@dfking.com

For Parsley stockholders:

Parsley Energy, Inc.

Attn: Investor Relations

303 Colorado Street

Austin, Texas 78701

(737) 704-2300

Mackenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, NY 10018

Banks and Brokers Call Collect: (212) 929-5500

All Others Call Toll-Free: (800) 322-2885

Email: proxy@mackenziepartners.com

SUMMARY

The following summary highlights selected information described in more detail elsewhere in this joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus and may not contain all the information that may be important to you. To understand the mergers and the matters being voted on by Pioneer and Parsley stockholders at their respective special meetings more fully, and to obtain a more complete description of the legal terms of the merger agreement and the agreements related thereto, you should carefully read this entire document, including the annexes and the documents incorporated by reference herein and to which Pioneer and Parsley refer you. Each item in this summary includes a page reference directing you to a more complete description of that topic. See “Where You Can Find More Information.”

The Parties

Pioneer Natural Resources Company

Pioneer is a large independent oil and gas exploration and production company that explores for, develops and produces oil, natural gas liquids (“NGL”) and gas in the Permian Basin in West Texas. Pioneer is a Delaware corporation, and its common stock has been listed and traded on the NYSE under the ticker symbol “PXD” since its formation in 1997. Pioneer’s principal executive office is located at 777 Hidden Ridge, Irving, Texas, 75038 and its telephone number is (972) 444-9001. Pioneer also maintains an office in Midland, Texas and field offices in its area of operation.

Additional information about Pioneer and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 209.

Pearl First Merger Sub Inc.

Merger Sub Inc., a direct wholly-owned subsidiary of Pioneer, is a Delaware corporation formed on October 16, 2020, for the purpose of effecting the first merger. Under the merger agreement, Merger Sub Inc. will merge with and into Parsley, with Parsley surviving the merger as the surviving corporation and a direct wholly-owned subsidiary of Pioneer. Merger Sub Inc. has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the mergers.

Pearl Opco Merger Sub LLC

Opco Merger Sub, a direct wholly-owned subsidiary of Pioneer, is a Delaware limited liability company formed on October 16, 2020, for the purpose of effecting the Opco merger. Under the merger agreement, Opco Merger Sub will merge with and into Parsley LLC, with Parsley LLC surviving the merger as the surviving company and a direct and indirect wholly-owned subsidiary of Pioneer. Opco Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the mergers.

Pearl Second Merger Sub LLC

Merger Sub LLC, a direct wholly-owned subsidiary of Pioneer, is a Delaware limited liability company formed on October 16, 2020, for the purpose of effecting the subsequent merger. Under the merger agreement, following the consummation of the first merger and the Opco merger, Parsley will merge with and into Merger

Sub LLC, with Merger Sub LLC surviving the merger as the surviving company and a direct wholly-owned subsidiary of Pioneer. Merger Sub LLC has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the mergers.

Parsley Energy, Inc.

Parsley is an independent oil and natural gas company focused on the acquisition, development, exploration and production of unconventional oil and natural gas properties in the Permian Basin. The Permian Basin is located in west Texas and southeastern New Mexico and is characterized by high oil and liquids-rich natural gas content, multiple vertical and horizontal target horizons, extensive production histories, long-lived reserves and historically high drilling success rates. Parsley’s properties are located in two sub areas of the Permian Basin, the Midland and Delaware Basins, where, given the associated returns, it focuses predominantly on horizontal development drilling. Shares of Parsley Class A common stock are traded on the NYSE under the symbol “PE”. The principal executive offices of Parsley are located at 303 Colorado Street, Austin, Texas 78701 and its telephone number is (737) 704-2300.

Additional information about Parsley and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 209.

Parsley Energy, LLC

Parsley LLC is a Delaware limited liability company and majority-owned subsidiary of Parsley. Parsley’s sole material asset as of November 13, 2020 consisted of 378,665,103 Parsley LLC units and Parsley, as the sole managing member of Parsley LLC, holds a controlling equity interest in Parsley LLC and manages the business and affairs of Parsley LLC and its subsidiaries.

The Mergers (See page 55)

Upon satisfaction or waiver of the conditions to closing in the merger agreement, at the effective time, Merger Sub Inc. will merge with and into Parsley, with Parsley surviving the merger as the surviving corporation and a direct wholly-owned subsidiary of Pioneer. Simultaneously with the first merger, Opco Merger Sub will merge with and into Parsley LLC, with Parsley LLC surviving the merger as the surviving company and a direct and indirect wholly-owned subsidiary of Pioneer. Immediately following the effective time, Parsley, as the surviving corporation of the first merger, will merge with and into Merger Sub LLC, with Merger Sub LLC surviving the merger as a direct wholly-owned subsidiary of Pioneer. At the effective time, each eligible share of Parsley Class A common stock and each eligible Parsley LLC unit will be converted automatically into the right to receive 0.1252 shares of Pioneer common stock, with cash paid in lieu of the issuance of any fractional shares of Pioneer common stock, and each issued and outstanding share of Parsley Class B common stock will automatically be cancelled for no additional consideration. In addition, Parsley and Pioneer will take, or cause to be taken, all actions necessary so that at the effective time, Parsley’s issued and outstanding time-based restricted stock unit awards, performance-based restricted stock unit awards, time-based restricted stock awards and performance-based restricted stock awards will be treated as described in “The Merger Agreement—Treatment of Parsley Equity-Based Awards.”

Pioneer Special Meeting (See page 40)

The Pioneer special meeting will be a virtual meeting conducted exclusively via live webcast starting at [    :    ] a.m. Central Time (with log-in beginning at [    :    ] a.m. Central Time) on [                ], 2021. Pioneer

stockholders will be able to attend the Pioneer special meeting online and vote shares electronically at the meeting by going to www.virtualshareholdermeeting.com/PXD21SM and entering the 16-digit control number included on the proxy card or voting instruction form you received. Because the Pioneer special meeting is completely virtual and being conducted via live webcast, stockholders will not be able to attend the meeting in person. The Pioneer special meeting is being held to consider and vote on a proposal to approve the issuance of shares of Pioneer common stock in the mergers and other shares of Pioneer common stock reserved for issuance in connection with the mergers, in each case pursuant to the terms of the merger agreement, which is referred to as the Pioneer stock issuance proposal.

The record date for the determination of Pioneer stockholders entitled to notice of and to vote at the Pioneer special meeting is the close of business on [                ], 2020. Only Pioneer stockholders who held Pioneer common stock of record on the Pioneer record date are entitled to vote at the Pioneer special meeting or any adjournments or postponements of the Pioneer special meeting. Each issued and outstanding share of Pioneer common stock entitles its holder of record to one vote on each matter to be considered at the Pioneer special meeting.

In order for business to be conducted at the Pioneer special meeting, a quorum must be present. A quorum at the Pioneer special meeting requires the presence of the holders of a majority of the total issued and outstanding shares of Pioneer common stock entitled to vote, present virtually or represented by proxy, at the Pioneer special meeting. Abstentions will be counted for purposes of determining whether there is a quorum at the Pioneer special meeting. Because it is expected that the only matter to be voted on at the Pioneer special meeting will be non-routine under NYSE rules, brokers will not have discretionary authority to vote on the Pioneer stock issuance proposal; therefore, if you do not provide voting instructions to your broker, bank or other nominee, your shares will not count towards determining whether a quorum is present and your shares will not be voted on the Pioneer stock issuance proposal. If a quorum is not present or represented or if there are not sufficient votes for the approval of the Pioneer stock issuance proposal, Pioneer expects that the Pioneer special meeting will be adjourned by the chairman of the Pioneer special meeting to solicit additional proxies. At any subsequent reconvening of the Pioneer special meeting at which a quorum shall be present or represented, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the Pioneer special meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting.

Approval of the Pioneer stock issuance proposal requires the affirmative vote of holders of a majority of the shares of Pioneer common stock present virtually during the Pioneer special meeting or represented by proxy at the Pioneer special meeting and entitled to vote thereon. Accordingly, a Pioneer stockholder’s abstention from voting will have the same effect as a vote “against” the Pioneer stock issuance proposal, while a broker non-vote or the failure of a Pioneer stockholder to attend the Pioneer special meeting and vote will have no effect on the outcome of the Pioneer stock issuance proposal.

As of the Pioneer record date, there were [                ] shares of Pioneer common stock issued and outstanding. As of the Pioneer record date, Pioneer directors and executive officers, and their affiliates, as a group, beneficially owned and were entitled to vote [                ] shares of Pioneer common stock, or approximately [_]% of the voting power of the issued and outstanding shares of Pioneer common stock.

The Pioneer board unanimously recommends that the Pioneer stockholders vote “FOR” the Pioneer stock issuance proposal.

For additional information on the recommendation of the Pioneer board, please see “The Mergers—Recommendation of the Pioneer Board and Reasons for the Mergers.”

Parsley Special Meeting (See page 46)

The Parsley special meeting will be a virtual meeting conducted exclusively via live webcast starting at [    :    ] a.m. Central Time (with log-in beginning at [    :    ] a.m. Central Time) on [                ], 2021. Parsley stockholders will be able to attend the Parsley special meeting online and vote shares electronically at the meeting by going to www.virtualshareholdermeeting.com/PE21SM and entering the 16-digit control number included on the proxy card or voting instruction form you received. Because the Parsley special meeting is completely virtual and being conducted via live webcast, stockholders will not be able to attend the meeting in person. The Parsley special meeting is being held to consider and vote on the following proposals:

•

Parsley Merger Proposal: To approve and adopt the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus, and the transactions contemplated thereby (including the integrated mergers), pursuant to which, among other things, upon consummation of the mergers (i) each eligible share of Parsley Class A common stock will be converted automatically into the right to receive a number of shares of Pioneer common stock equal to the exchange ratio, with cash paid in lieu of any fractional shares of Pioneer common stock, if any, (ii) each eligible Parsley LLC unit will be converted into the right to receive a number of shares of Pioneer common stock equal to the exchange ratio, with cash paid in lieu of any fractional shares of Pioneer common stock, if any, and (iii) each share of Parsley Class B common stock will automatically be cancelled for no additional consideration therefor.

•

Parsley Compensation Proposal: To approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Parsley’s NEOs that is based on or otherwise relates to the mergers, discussed in the section titled “The Mergers—Interests of Certain Parsley Directors and Executive Officers in the Mergers.”

The record date for the determination of the Parsley stockholders entitled to receive notice of, and to vote at, the Parsley special meeting is the close of business on [            ], 2020. Only Parsley stockholders who held Parsley common stock of record on the Parsley record date are entitled to vote at the Parsley special meeting or any adjournments or postponements of the Parsley special meeting. Each issued and outstanding share of Parsley common stock entitles its holder of record to one vote on each matter to be considered at the Parsley special meeting. Parsley stockholders are entitled to vote on each proposal presented.

In order for business to be conducted at the Parsley special meeting, a quorum must be present. A quorum at the Parsley special meeting requires the presence of the holders of a majority of the total issued and outstanding shares of Parsley common stock entitled to vote, present virtually or represented by proxy, at the Parsley special meeting. Abstentions will be counted for purposes of determining whether there is a quorum at the Parsley special meeting. Shares represented by broker non-votes will not be considered present and entitled to vote at the Parsley special meeting for the purpose of determining the presence of a quorum. Because it is expected that all of the matters to be voted on at the Parsley special meeting will be non-routine under NYSE rules, brokers will not have discretionary authority to vote on any such proposal; therefore, if you do not provide voting instructions to your broker, bank or other nominee, your shares will not count towards determining whether a quorum is present and your shares will not be voted at the Parsley special meeting. If a quorum is not present or represented or if there are not sufficient votes for the approval of the Parsley merger proposal, Parsley expects that the Parsley special meeting will be adjourned by the chairman of the Parsley special meeting to solicit additional proxies. At any subsequent reconvening of the Parsley special meeting at which a quorum shall be present or represented, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the Parsley special meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting.

Approval of the Parsley merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Parsley common stock entitled to vote on the proposal. Accordingly, a Parsley stockholder’s abstention from voting, a broker non-vote or the failure of a Parsley stockholder to attend the Parsley special meeting and vote will have the same effect as a vote “against” the Parsley merger proposal.

Approval of the Parsley compensation proposal requires the affirmative vote of the holders of a majority of the shares of Parsley common stock present virtually during the Parsley special meeting or represented by proxy at the Parsley special meeting and entitled to vote on thereon. Accordingly, a Parsley stockholder’s abstention from voting will have the same effect as a vote “against” the Parsley compensation proposal, while a broker non-vote or the failure of a Parsley stockholder to attend the Parsley special meeting and vote will have no effect on the outcome of the Parsley compensation proposal.

As of the Parsley record date, there were [                ] shares of Parsley Class A common stock and [                ] shares of Parsley Class B common stock issued and outstanding, held by [                ] and [                ] holders of record, respectively. Each issued and outstanding share of Parsley common stock entitles its holder of record to one vote on each matter to be considered at the Parsley special meeting. Parsley stockholders are entitled to vote on each proposal presented.

The Parsley board unanimously recommends that the Parsley stockholders vote “FOR” the Parsley merger proposal and “FOR” the Parsley compensation proposal.

For additional information on the recommendation of the Parsley board, please see “The Mergers—Recommendation of the Parsley Board and Reasons for the Mergers.”

Voting and Support Agreement with Quantum

In connection with the execution of the merger agreement, Q-Jagged Peak Energy Investment Partners, LLC (“Quantum”) entered into a voting and support agreement with Pioneer (the “Quantum voting agreement”) with respect to 65,412,650 shares of Parsley Class A common stock beneficially owned by Quantum, and any additional shares of Parsley Class A common stock, shares of Parsley Class B common stock or Parsley LLC units of which Quantum acquires voting power in between the date of the Quantum voting agreement and the earlier of the effective time and the termination of the Quantum voting agreement (collectively, the “Quantum voting agreement shares”), wherein Quantum agreed to vote all of the Quantum voting agreement shares (i) in favor of the adoption of the merger agreement and the approval of any other matters necessary for consummation of the transactions contemplated by the merger agreement, including the mergers, subject to certain exceptions, and (ii) against specified actions that could reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect the mergers or any other transaction contemplated by the merger agreement, including specified actions that contemplate alternative transactions. Under the Quantum voting agreement, Quantum has granted to Pioneer an irrevocable proxy to vote the Quantum voting agreement shares as provided above. Subject to certain exceptions, the Quantum voting agreement restricts Quantum from transferring Parsley common stock until the earlier of the termination of the Quantum voting agreement and the effective time. As of the Parsley record date, Quantum beneficially owns and is entitled to vote in the aggregate approximately [    ]% of the combined voting power of the issued and outstanding shares of Parsley common stock entitled to vote at the Parsley special meeting. For more information, please see the section titled “Parsley Special Meeting—Voting and Support Agreement with Quantum.”

Voting and Support Agreement with Bryan Sheffield

In connection with the execution of the merger agreement, Bryan Sheffield, Parsley’s Executive Chairman and Chairman of the Parsley board, entered into a voting and support agreement with Pioneer (the “Sheffield voting agreement” and, together with the Quantum voting agreement, the “voting agreements”) with respect to all shares of Parsley Class A common stock, shares of Parsley Class B common stock and Parsley LLC units beneficially owned by Mr. Sheffield, and any additional shares of Parsley Class A common stock, shares of Parsley Class B common stock and Parsley LLC units of which Mr. Sheffield acquires voting power in between the date of the Sheffield voting agreement and the earlier of the effective time and the termination of the Sheffield voting agreement (collectively, the “Sheffield voting agreement shares”), wherein Mr. Sheffield agreed to vote all of the Sheffield voting agreement shares (i) in favor of the adoption of the merger agreement and the approval of any other matters necessary for consummation of the transactions contemplated by the merger agreement, including the mergers, subject to certain exceptions, and (ii) against specified actions that could reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect the mergers or any other transaction contemplated by the merger agreement, including specified actions that contemplate alternative transactions. Under the Sheffield voting agreement, Mr. Sheffield has granted to Pioneer an irrevocable proxy to vote the Sheffield voting agreement shares as provided above. Subject to certain exceptions, the Sheffield voting agreement restricts Mr. Sheffield from transferring Parsley common stock or Parsley LLC units until the earlier of the termination of the Sheffield voting agreement and the effective time. As of the Parsley record date, Mr. Sheffield beneficially owns and is entitled to vote in the aggregate approximately [__]% of the combined voting power of the issued and outstanding shares of Parsley common stock entitled to vote at the Parsley special meeting. In addition, the Sheffield voting agreement contains a lock-up agreement providing that Mr. Sheffield may not, without Pioneer’s prior written consent, subject to limited exceptions, offer, sell, transfer or otherwise dispose of more than 15% of the shares of Pioneer common stock issued to Mr. Sheffield pursuant to the terms of the merger agreement for a period of 90 days following the closing date, or more than 30% of such shares for a period of 180 days following the closing date. For more information, please see the section titled “Parsley Special Meeting—Voting and Support Agreement with Bryan Sheffield.”

Opinions of Pioneer’s Financial Advisors (See page 92 and Annexes B and C)

Goldman Sachs & Co. LLC (See page 92 and Annex B)

Pioneer engaged Goldman Sachs & Co. LLC (“Goldman Sachs”) to act as Pioneer’s financial advisor for purposes of the proposed mergers. At a meeting of the Pioneer board, Goldman Sachs rendered to the Pioneer board its oral opinion, subsequently confirmed by delivery of a written opinion, dated October 20, 2020, to the Pioneer board, to the effect that, as of the date of Goldman Sachs’ written opinion and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Pioneer.

The full text of the written opinion of Goldman Sachs, dated October 20, 2020, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this joint proxy statement/prospectus as Annex B. The summary of Goldman Sachs’ opinion contained in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the Pioneer board in connection with its consideration of the mergers and the opinion does not constitute a recommendation as to how any Pioneer stockholder should vote with respect to the Pioneer stock issuance or any other matter.

For more information, see the section titled “The Mergers—Opinions of Pioneer’s Financial Advisors—Opinion of Goldman Sachs & Co. LLC” beginning on page 92 of this joint proxy statement/prospectus and the full text of the written opinion of Goldman Sachs attached as Annex B to this joint proxy statement/prospectus.

Morgan Stanley & Co. LLC (See page 101 and Annex C)

Pioneer engaged Morgan Stanley & Co. LLC (“Morgan Stanley”) to act as Pioneer’s financial advisor for purposes of the proposed mergers. Morgan Stanley delivered its oral opinion to the Pioneer board on October 20,

2020, which opinion was subsequently confirmed in a written opinion dated October 20, 2020, that, as of the date of such opinion, and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in its written opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Pioneer.

The full text of Morgan Stanley’s written opinion, which describes, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken, is attached as Annex C to this joint proxy statement/prospectus and is incorporated by reference in its entirety. The summary of Morgan Stanley’s opinion contained in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Pioneer stockholders are encouraged to read the Morgan Stanley opinion carefully in its entirety. Morgan Stanley’s opinion was directed to the Pioneer board, in its capacity as such, and addressed only the fairness from a financial point of view to Pioneer of the exchange ratio pursuant to the merger agreement as of the date of such opinion. Morgan Stanley’s opinion did not address any other aspects or implications of the mergers. Morgan Stanley’s opinion did not in any manner address the price at which the Pioneer common stock would trade following the consummation of the mergers or at any time, and Morgan Stanley expressed no opinion or recommendation to any holder of shares of Pioneer common stock or Parsley common stock as to how such holder should vote at the Pioneer special meeting or the Parsley special meeting, respectively, or whether to take any other action with respect to the mergers.

For more information, see the section titled “The Mergers—Opinions of Pioneer’s Financial Advisors—Opinion of Morgan Stanley & Co. LLC” beginning on page 101 of this joint proxy statement/prospectus and the full text of the written opinion of Morgan Stanley attached as Annex C to this joint proxy statement/prospectus.

Opinions of Parsley’s Financial Advisors (See page 113 and Annexes D and E)

Credit Suisse Securities (USA) LLC (See page 113 and Annex D)

Parsley retained Credit Suisse Securities (USA) LLC (“Credit Suisse”) as a financial advisor to the Parsley board in connection with the proposed mergers. At a meeting of the Parsley board on October 20, 2020, Credit Suisse rendered its oral opinion to the Parsley board as to, as of October 20, 2020, the fairness, from a financial point of view, to the Parsley Class A stockholders of the exchange ratio to be received by the holders of shares of Parsley Class A common stock with respect to their shares of Parsley Class A common stock in the first merger and the fairness, from a financial point of view, to the Parsley Class B stockholders of the exchange ratio to be received by the holders of shares of Parsley Class B common stock with respect to their Parsley LLC stapled units in the first merger and the Opco merger pursuant to the merger agreement. Credit Suisse subsequently confirmed this oral opinion by delivering its written opinion addressed to the Parsley board, dated October 20, 2020.

Credit Suisse’s opinion was directed to the Parsley board (in its capacity as such), and only addressed the fairness, from a financial point of view, to the Parsley Class A stockholders of the exchange ratio to be received by the Parsley Class A stockholders with respect to their shares of Parsley Class A common stock in the first merger and the fairness, from a financial point of view, to the Parsley Class B stockholders of the exchange ratio to be received by the holders of shares of Parsley Class B common stock with respect to their Parsley LLC stapled units in the first merger and the Opco merger pursuant to the merger agreement, and did not address any other aspect or implication (financial or otherwise) of the mergers. The summary of Credit Suisse’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex D to this joint proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Credit Suisse in preparing its opinion. However, neither Credit Suisse’s written opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus are intended to be, and they do not constitute, advice or a recommendation to any stockholder as to how such holder should vote or act on any matter relating to the mergers.

For further information, please see “The Mergers—Opinions of Parsley’s Financial Advisors—Opinion of Credit Suisse Securities (USA) LLC” beginning on page 113 and the full text of the written opinion of Credit Suisse attached as Annex D of this joint proxy statement/prospectus.

Wells Fargo Securities, LLC (See page 122 and Annex E)

Parsley retained Wells Fargo Securities, LLC (“Wells Fargo Securities”) as a financial advisor to the Parsley board in connection with the proposed mergers. At a meeting of the Parsley board on October 20, 2020, Wells Fargo Securities rendered its oral opinion to the Parsley board that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Wells Fargo Securities in preparing its opinion, the exchange ratio in the proposed mergers was fair, from a financial point of view, to the Parsley Class A stockholders and holders of Parsley LLC stapled units. Wells Fargo Securities subsequently confirmed this oral opinion by delivering its written opinion to the Parsley board, dated October 20, 2020.

The full text of the written opinion of Wells Fargo Securities dated October 20, 2020, which sets forth the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Wells Fargo Securities in preparing its opinion, is attached as Annex E to this joint proxy statement/prospectus and is incorporated herein by reference. Parsley’s stockholders are urged to read the opinion in its entirety. Wells Fargo Securities’ written opinion was addressed to the Parsley board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed mergers, was directed only to the fairness, from a financial point of view, of the exchange ratio in the proposed mergers to the Parsley Class A stockholders and holders of Parsley LLC stapled units and did not address any other aspect of the proposed mergers. The opinion does not constitute a recommendation to any Parsley stockholder as to how such stockholder should vote with respect to the proposed mergers or any other matter.

For further information, please see “The Mergers—Opinions of Parsley’s Financial Advisors—Opinion of Wells Fargo Securities, LLC” beginning on page 122 and the full text of the written opinion of Wells Fargo Securities attached as Annex E of this joint proxy statement/prospectus.

Interests of Certain Parsley Directors and Executive Officers in the Mergers (See page 129)

In considering the recommendation of the Parsley board that Parsley stockholders vote to approve the Parsley merger proposal and the Parsley compensation proposal, Parsley stockholders should be aware that, aside from their interests as stockholders of Parsley, Parsley’s directors and executive officers have interests in the mergers that may be different from, or in addition to, the interests of Parsley stockholders generally. These interests are described in more detail in the section titled “The Mergers—Interests of Certain Parsley Directors and Executive Officers in the Mergers” beginning on page 129. The Parsley board was aware of and considered these potential interests, among other matters, in evaluating and negotiating the merger agreement and the transactions contemplated therein, in approving the mergers and in recommending the approval of the Parsley merger proposal and the Parsley compensation proposal. See “The Mergers—Background of the Mergers” and “The Mergers—Recommendation of the Parsley Board and Reasons for the Mergers.” Parsley stockholders should take these interests into account in deciding whether to vote “FOR” the Parsley merger proposal and the Parsley compensation proposal. These interests are described in more detail below, and certain of them are quantified in the narrative and the tables below.

Board of Directors and Management of Pioneer Following Completion of the Mergers (See page 144)

Upon completion of the mergers, the current directors and executive officers of Pioneer are expected to continue in their current positions, other than for changes previously announced by Pioneer or as may be publicly announced by Pioneer in the future in the normal course.

Additionally, pursuant to the merger agreement, Pioneer and Parsley have agreed that the Pioneer board will be expanded by two members as of the effective time and Matt Gallagher and A.R. Alameddine will be appointed as directors of the Pioneer board. If either Mr. Gallagher and/or Mr. Alameddine is unwilling or unable to serve as a member of the Pioneer board at the effective time, then another member or members of the Parsley board that is determined by the Pioneer board in good faith to be independent with respect to his or her service on the Pioneer board and is mutually agreed between Pioneer and Parsley will instead be appointed to fill such vacancy or vacancies on the Pioneer board in lieu of Mr. Gallagher and/or Mr. Alameddine, as applicable. Any remuneration to be paid to these directors will be consistent with Pioneer’s remuneration policy for its directors. Pioneer has also agreed to take all action necessary to nominate the Parsley director designees for election to the Pioneer board in the proxy statement relating to the first annual meeting of Pioneer stockholders following the closing of the mergers. In addition, the Pioneer board (or a committee thereof) will appoint each Parsley director designee to a committee of the Pioneer board within 90 days following the closing date, in a manner consistent with its ordinary policies and practices. For additional information, please see “The Mergers—Board of Directors and Management of Pioneer Following Completion of the Mergers.”

Appraisal Rights or Dissenters’ Rights (See page 151)

Under Delaware law, no appraisal rights or dissenters’ rights will be available with respect to the stock issuance for Pioneer stockholders or with respect to the mergers for Parsley Class A stockholders. It is anticipated that Pioneer common stock will continue to be traded on the NYSE during the pendency of and following the effectiveness of the mergers, and Pioneer’s corporate status will not change because the mergers are being consummated between various subsidiaries of Pioneer, on the one hand, and Parsley or Parsley LLC, on the other hand.

However, Parsley Class B stockholders who do not vote in favor of the Parsley merger proposal will be entitled to exercise appraisal rights under Section 262, solely with respect to their shares of Parsley Class B common stock (and not, for the avoidance of doubt, with respect to any shares of Parsley Class A common stock or Parsley LLC units held by them), in connection with the mergers if they take certain actions and meet certain conditions set forth in Section 262. Failure to comply with Section 262 may result in a Parsley Class B stockholder waiving, or being unable to exercise, appraisal rights.

For more information regarding appraisal rights, please see “The Mergers—Appraisal Rights or Dissenters’ Rights” beginning on page 151 of this joint proxy statement/prospectus and the full text of Section 262, attached as Annex F to this joint proxy statement/prospectus.

Material U.S. Federal Income Tax Consequences (See page 144)

Assuming that the integrated mergers are completed as currently contemplated, Pioneer and Parsley intend for the integrated mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Parsley’s obligation to complete the mergers that it receive an opinion from Vinson & Elkins, counsel to Parsley, or another nationally recognized law firm reasonably satisfactory to Parsley, dated as of the closing date, to the effect that the integrated mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Provided that the integrated mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. holder (as defined in “The Mergers—Material U.S. Federal Income Tax Consequences”) of Parsley Class A common stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of Parsley Class A common stock for shares of Pioneer common stock pursuant to the integrated mergers, except with respect to any cash received in lieu of fractional shares of Pioneer common stock.

The exchange of Parsley LLC units for shares of Pioneer common stock (and cash in lieu of fractional shares of Pioneer common stock, if any) in the Opco merger is intended to be a taxable event for U.S. holders (as defined in the section titled “The Mergers—Material U.S. Federal Income Tax Consequences”) of Parsley LLC units for U.S. federal income tax purposes, even though Parsley LLC unitholders will receive no cash consideration (other than cash received in lieu of fractional shares of Pioneer common stock) in the Opco merger. A U.S. holder of Parsley LLC units generally will recognize gain or loss in an amount equal to the difference between (i) the sum of (A) the fair market value of the Pioneer common stock received, (B) any cash received (including any cash in lieu of fractional shares of Pioneer common stock and any portion of the TRA termination payments that the parties to the TRA amendment have agreed to treat as additional consideration payable to such holder for the Parsley LLC units exchanged in the Opco merger) and (C) such U.S. holder’s share of Parsley LLC’s nonrecourse liabilities immediately prior to the Opco merger and (ii) such U.S. holder’s adjusted tax basis in the Parsley LLC units exchanged therefor (which will include such U.S. holder’s share of Parsley LLC’s nonrecourse liabilities immediately prior to the Opco merger). Such gain or loss generally will be capital gain or loss. However, a portion of such gain or loss, which portion could be substantial, will be separately computed and taxed as ordinary income or loss to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” owned by Parsley LLC and its subsidiaries. For U.S. holders subject to the passive loss rules, passive losses that were not deductible by a U.S. holder of Parsley LLC units in prior taxable periods may become available to offset a portion of any gain recognized by such holder in connection with the Opco merger.

Please see “The Mergers—Material U.S. Federal Income Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences of the integrated mergers to U.S. holders of Parsley Class A common stock and the U.S. federal income tax consequences of the Opco merger to U.S. holders of Parsley LLC units. Each Parsley Class A stockholder and Parsley LLC unitholder is strongly urged to consult with a tax advisor to determine the particular U.S. federal, state or local or non-U.S. income or other tax consequences of the mergers to it.

Accounting Treatment of the Mergers (See page 149)

Pioneer prepares its financial statements in accordance with GAAP. The mergers will be accounted for as a business combination, using the acquisition method of accounting with Pioneer being considered the acquirer of Parsley for accounting purposes. This means that Pioneer will record all assets acquired and liabilities assumed from Parsley at their acquisition date fair values at the closing date of the mergers.

Regulatory Approvals (See page 149)

Antitrust Clearance

The completion of the mergers is subject to antitrust review in the United States. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules promulgated thereunder, the mergers cannot be completed until the parties to the merger agreement have given notification and furnished information to the Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”), and until the applicable waiting period has expired or has been terminated.

On November 12, 2020, Pioneer and Parsley received notice of early termination of the applicable waiting period under the HSR Act.

At any time before or after consummation of the mergers, notwithstanding the early termination of the applicable waiting period under the HSR Act, the FTC, the DOJ or any state could take such action under antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the mergers or seeking the divestiture of substantial assets of Pioneer or Parsley or their respective subsidiaries. Private parties may also seek to take legal action under antitrust laws under certain circumstances.

Securities and Exchange Commission

In connection with the Pioneer stock issuance proposal, Pioneer has filed a registration statement on Form S-4 with the SEC under the Securities Act, of which this joint proxy statement/prospectus forms a part, that must be declared effective by the SEC and pursuant to which the issuance of shares of Pioneer common stock issuable upon the effective time will be registered with the SEC.

New York Stock Exchange

In addition, the completion of the mergers is subject to approval for listing of the shares of Pioneer common stock to be issued in the mergers and reserved for issuance in connection with the mergers on the NYSE, subject to official notice of issuance.

Treatment of Parsley Equity-Based Awards (See page 157)

The merger agreement provides for the treatment set forth below with respect to the awards held by Parsley’s non-employee directors, executive officers and other employees at the effective time:

Parsley Time-Based Restricted Stock Unit Awards: Each vested Parsley time-based restricted stock unit award (including any Parsley time-based restricted stock unit award that vests by its terms as a result of the consummation of the mergers) that is issued and outstanding as of immediately prior to the effective time will, at the effective time, be cancelled and converted into the right to receive a number of shares of Pioneer common stock (to be issued within 30 days following the closing date in accordance with the terms of the applicable restricted stock unit award agreement), rounded up or down to the nearest whole share, equal to the product of (a) the number of shares of Parsley Class A common stock subject to such award as of immediately prior to the effective time and (b) the exchange ratio. Any Parsley time-based restricted stock unit award held by a non-employee member of the Parsley board will become fully vested as a result of the consummation of the mergers and will be treated as a vested Parsley time-based restricted stock unit award entitled to the foregoing treatment. Each unvested Parsley time-based restricted stock unit award (excluding any Parsley time-based restricted stock unit award that vests by its terms as a result of the consummation of the mergers) that is issued and outstanding as of immediately prior to the effective time will, at the effective time, be converted, on the same terms and conditions (including time-based vesting conditions) as were applicable to such award as of immediately prior to the effective time, into the right to receive a time-based award covering a number of shares of Pioneer common stock, rounded up or down to the nearest whole share, equal to the product of (a) the number of shares of Parsley Class A common stock subject to such award as of immediately prior to the effective time and (b) the exchange ratio.

Parsley Time-Based Restricted Stock Awards: Each unvested Parsley time-based restricted stock award (excluding any Parsley time-based restricted stock award that vests by its terms as a result of the consummation of the mergers) that is issued and outstanding as of immediately prior to the effective time, at the effective time, will be converted, on the same terms and conditions (including time-based vesting conditions) as were applicable to such time-based restricted stock award as of immediately prior to the effective time, into the right to receive a time-based restricted stock award of Pioneer covering a number of shares of Pioneer common stock, rounded up or down to the nearest whole share, equal to the product of (a) the number of shares of Parsley Class A common stock subject to such award as of immediately prior to the effective time and (b) the exchange ratio.

Parsley Performance-Based Restricted Stock Unit Awards and Performance-Based Restricted Stock Awards: Each Parsley performance-based restricted stock unit award and Parsley performance-based restricted stock award that is issued and outstanding as of immediately prior to the effective time will be deemed to have become vested pursuant to the terms of the merger agreement based on deemed achievement of the maximum level of performance applicable to such award as of the date immediately prior to the effective time. At the effective time, any such vested performance-based restricted stock unit award will automatically be cancelled and converted into the right to receive a number of shares of Pioneer common stock (to be issued within 30 days following the closing date in accordance with the terms of the applicable award agreement), rounded up or down to the nearest whole share, equal to the product of (a) the number of shares of Parsley Class A common stock subject to such award as of immediately prior to the effective time and (b) the exchange ratio. At the effective time, any such vested performance-based restricted stock award will automatically be converted into the right to receive a number of shares of Pioneer common stock, rounded up or down to the nearest whole share, equal to the product of (a) the number of shares of Parsley Class A common stock subject to such award as of immediately prior to the effective time and (b) the exchange ratio.

For additional information regarding the treatment of Parsley equity awards, please see “The Merger Agreement—Treatment of Parsley Equity-Based Awards.”

Listing of Pioneer Common Stock; Delisting and Deregistration of Parsley Class A Common Stock (See page 151)

It is a condition to the consummation of the mergers that the shares of Pioneer common stock issuable to Parsley Class A stockholders and Parsley LLC unitholders in connection with the mergers be approved for listing on the NYSE, subject to official notice of issuance.

Shares of Parsley Class A common stock currently trade on the NYSE under the stock symbol “PE”. When the mergers are completed, Parsley will cease to exist and the Parsley Class A common stock will cease to be traded on the NYSE and will be deregistered under the Exchange Act.

No Solicitation; Recommendations (See page 166)

Subject to certain exceptions, the merger agreement limits Pioneer’s and Parsley’s ability to solicit, knowingly encourage or facilitate or discuss or negotiate with any person, or furnish any nonpublic information or data to any person, with respect to an acquisition proposal (as defined herein). For a more detailed discussion on Pioneer and Parsley and the ability of their boards of directors to consider other proposals, please see “The Merger Agreement—No Solicitation; Recommendations.”

Conditions Precedent to the Mergers (See page 173)

The obligations of the parties to consummate the mergers are subject to the satisfaction at or prior to the effective time of the following mutual conditions:

•	approval of the Pioneer stock issuance proposal by the Pioneer stockholders and approval of the Parsley merger proposal by the Parsley stockholders shall have been obtained;

•	any waiting period (and any extension thereof) under the HSR Act relating to the mergers shall have expired or been terminated;

•

no temporary restraining order, preliminary or permanent injunction or other judgment, order or decree or other legal restraint or prohibition issued by any governmental entity having jurisdiction over any party shall be in effect, and no law shall have been enacted, entered, promulgated, enforced or deemed applicable by any governmental entity that prohibits or makes illegal consummation of the mergers;

•

the shares of Pioneer common stock to be issued in the mergers, and shares of Pioneer common stock to be reserved for issuance in connection with the mergers, shall have been approved for listing on the NYSE, subject to official notice of issuance; and

•

the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated.

The obligations of Pioneer, Merger Sub Inc., Merger Sub LLC and Opco Merger Sub to effect the mergers are also subject to the satisfaction, or waiver by Pioneer, at or prior to the effective time of the following additional conditions:

•

the accuracy of the representations and warranties of Parsley and Parsley LLC set forth in the merger agreement, subject to the materiality standards set forth in the merger agreement, as of the date of the merger agreement and as of the closing date (except to the extent such representations and warranties speak as of a specified date, in which case such representations and warranties will be true and correct as of such date), and Pioneer’s receipt of an officer’s certificate from Parsley to that effect; and

•

performance of, or compliance with, in all material respects, all covenants and obligations required to be performed or complied with pursuant to the merger agreement by Parsley and Parsley LLC at or prior to the effective time, and Pioneer’s receipt of an officer’s certificate from Parsley to that effect.

The obligations of Parsley and Parsley LLC to effect the mergers are also subject to the satisfaction, or waiver by Parsley, at or prior to the effective time of the following additional conditions:

•

the accuracy of the representations and warranties of Pioneer, Merger Sub Inc., Merger Sub LLC and Opco Merger Sub set forth in the merger agreement, subject to the materiality standards set forth in the merger agreement, as of the date of the merger agreement and as of the closing date (except to the extent such representations and warranties speak as of a specified date, in which case such representations and warranties will be true and correct as of such date), and Parsley’s receipt of an officer’s certificate from Pioneer to that effect;

•

performance of, or compliance with, in all material respects, all covenants and obligations required to be performed or complied with pursuant to the merger agreement by Pioneer, Merger Sub Inc., Merger Sub LLC and Opco Merger Sub at or prior to the effective time, and Parsley’s receipt of an officer’s certificate from Pioneer to that effect; and

•

receipt of an opinion from Vinson & Elkins, counsel to Parsley, or another nationally recognized law firm reasonably satisfactory to Parsley, dated as of the closing date, to the effect that the integrated mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

As further discussed under the section titled “Risk Factors,” neither Pioneer nor Parsley can be certain when, or if, the conditions to the mergers will be satisfied or waived, or that the mergers will be completed.

Termination of the Merger Agreement (See page 174)

Pioneer and Parsley may mutually agree in writing to terminate the merger agreement before consummating the mergers, even after approval of the Pioneer stock issuance proposal by the Pioneer stockholders and the Parsley merger proposal by the Parsley stockholders have been obtained.

In addition, either Pioneer or Parsley may terminate the merger agreement if:

•

the mergers have not been consummated on or before May 20, 2021 (the “outside date”); provided that the right to terminate the merger agreement as described in this bullet shall not be available to any party whose failure to fulfill in any material respect any of its obligations under the merger agreement has been the proximate cause of, or proximately resulted in, the failure of the mergers to be consummated by the outside date;

•

any court of competent jurisdiction or other governmental entity shall have issued any judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the merger agreement, and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, that the party seeking to terminate the merger agreement as described in this bullet shall have used its reasonable best efforts to contest, appeal and remove such judgment, order, injunction, rule, decree, ruling or other action in accordance with the terms of the merger agreement;

•

the approval of the Parsley merger proposal by the Parsley stockholders shall not have been obtained at the Parsley special meeting duly convened for such purpose or at any adjournment or postponement thereof at which a vote on the Parsley merger proposal was taken;

•

the approval of the Pioneer stock issuance proposal by the Pioneer stockholders shall not have been obtained at the Pioneer special meeting duly convened for such purpose, or at any adjournment or postponement thereof at which a vote on the Pioneer stock issuance proposal was taken; or

•

the other party has breached or failed to perform any representation, warranty, covenant or other agreement contained in the merger agreement (other than the “no solicitation” and stockholder meeting covenants), or any representation or warranty of the other party shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the effective time, would result in the failure of any condition to the mergers and such breach cannot be or has not been cured by the earlier of the outside date and 30 days after the giving of written notice to the breaching party of such breach or failure (a “terminable breach”); provided, that the terminating party is not then in terminable breach of any covenant or agreement contained in the merger agreement.

In addition, the merger agreement may be terminated under the following circumstances:

•

by Pioneer, prior to, but not after, the time the Parsley stockholders approve the Parsley merger proposal, if (i) the Parsley board has effected a Parsley adverse recommendation change, (ii) in the case of a Parsley acquisition proposal structured as a tender offer or exchange offer, Parsley has, within 10 business days of the tender or exchange offer having been commenced, failed to publicly recommend against such tender or exchange offer, (iii) upon a request to do so by Pioneer, Parsley has failed to publicly reaffirm its recommendation of the mergers within 10 business days after the date any Parsley acquisition proposal is first publicly announced, distributed or disseminated to Parsley stockholders or (iv) the Parsley board or a director or executive officer of Parsley has, or has caused Parsley to have, breached or failed to perform any obligation set forth in the “no solicitation” or stockholder meeting covenants of the merger agreement in any material respect;

•

by Parsley, prior to, but not after, the time the Pioneer stockholders approve the Pioneer stock issuance proposal, if (i) the Pioneer board has effected a Pioneer adverse recommendation change, (ii) in the case of a Pioneer acquisition proposal structured as a tender offer or exchange offer, Pioneer has, within 10 business days of the tender or exchange offer having been commenced, failed to publicly recommend against such tender or exchange offer, (iii) upon a request to do so by Parsley, Pioneer has failed to publicly reaffirm its recommendation of the stock issuance within 10 business days after the date any Pioneer acquisition proposal is first publicly announced, distributed or disseminated to Pioneer stockholders or (iv) the Pioneer board or a director or executive officer of Pioneer has, or has caused Pioneer to have, breached or failed to perform any obligation set forth in the “no solicitation” or stockholder meeting covenants of the merger agreement in any material respect; or

•

by Parsley, prior to, but not after, the time the Parsley stockholders approve the Parsley merger proposal, in order to enter into a definitive agreement with respect to a superior proposal (as defined below in the section titled “The Merger Agreement—No Solicitation; Recommendation”); provided that Parsley shall have contemporaneously with such termination tendered payment to Pioneer of the Parsley termination fee as defined herein and described below in the section titled “The Merger Agreement—Termination Fees and Expense Reimbursement—Termination Fees Payable by Parsley”.

Termination Fees and Expense Reimbursement (See page 175)

Termination Fees Payable by Pioneer

The merger agreement requires Pioneer to pay Parsley a termination fee of $270,000,000 (less the amount of any expense reimbursement fee previously paid to Parsley as described below under “—Expenses”) if:

•

(i) (A) either party terminates the merger agreement because the Pioneer stockholder approval is not obtained and on or before the date of any such termination a Pioneer acquisition proposal is made directly to Pioneer stockholders or is otherwise publicly disclosed and not withdrawn at least seven business days prior to the Pioneer special meeting, or (B) either party terminates the merger agreement following the outside date or Parsley terminates the merger agreement due to a terminable breach by Pioneer and, in either case, on or before the date of any such termination a Pioneer acquisition proposal is made directly to Pioneer stockholders or is otherwise publicly disclosed and not withdrawn at least seven business days prior to the Pioneer special meeting or is otherwise communicated to Pioneer senior management or the Pioneer board, and (ii) within 12 months after the date of such termination, Pioneer enters into an agreement with respect to a Pioneer acquisition proposal (or recommends or submits a Pioneer acquisition proposal to the Pioneer stockholders for adoption) or consummates a transaction in respect to any Pioneer acquisition proposal (although for purposes of this clause (ii), each reference to “20% or more” in the definition of “acquisition proposal” shall be deemed to be a reference to “50% or more”); or

•

Parsley terminates the merger agreement following a Pioneer adverse recommendation change or related events or a breach by Pioneer of the “no solicitation” or stockholder meeting covenants in any material respect, as described above in the section titled “Termination of the Merger Agreement.”

In no event shall Pioneer be required to pay the termination fee on more than one occasion.

Termination Fees Payable by Parsley

The merger agreement requires Parsley to pay Pioneer a termination fee of $135,000,000 (less the amount of any expense reimbursement fee previously paid to Pioneer as described below under “—Expenses”) if:

•

(i) (A) either party terminates the merger agreement because the Parsley stockholder approval is not obtained and on or before the date of any such termination a Parsley acquisition proposal is made directly to Parsley stockholders or is otherwise publicly disclosed and not withdrawn at least seven business days prior to the Parsley special meeting, or (B) either party terminates the merger agreement following the outside date or Pioneer terminates the merger agreement due to a terminable breach by Parsley and, in either case, on or before the date of any such termination a Parsley acquisition proposal is made directly to Parsley stockholders or is otherwise publicly disclosed and not withdrawn at least seven business days prior to the Pioneer special meeting or is otherwise communicated to Parsley senior management or the Parsley board and (ii) within 12 months after the date of such termination, Parsley enters into an agreement with respect to a Parsley acquisition proposal (or recommends or submits a Parsley acquisition proposal to the Parsley stockholders for adoption) or consummates a transaction in respect to any Parsley acquisition proposal (although for purposes of this clause (ii), each reference to “20% or more” in the definition of “acquisition proposal” shall be deemed to be a reference to “50% or more”);

•

Pioneer terminates the merger agreement following a Parsley adverse recommendation change or related events or a breach by Parsley of the “no solicitation” or stockholder meeting covenants in any material respect, as described above in the section titled “Termination of the Merger Agreement”; or

•

Parsley terminates the merger agreement, prior to, but not after, the time the Parsley stockholders approve the Parsley merger proposal, in order to enter into a definitive agreement with respect to a superior proposal as described above in the section titled “Termination of the Merger Agreement”.

In no event shall Parsley be required to pay the termination fee on more than one occasion.

Expenses

In addition, unless the other party is otherwise entitled to a termination fee, (i) Pioneer may be obligated to pay Parsley $90,000,000 for costs and expenses incurred in connection with the authorization, preparation, investigation, negotiation, execution and performance of the merger agreement and the transactions contemplated thereby, including the mergers, following a termination by either party as a result of the failure to obtain the Pioneer stockholder approval and (ii) Parsley may be obligated to pay Pioneer $45,000,000 for costs and expenses incurred in connection with the authorization, preparation, investigation, negotiation, execution and performance of the merger agreement and the transactions contemplated thereby, including the mergers, following a termination by either party as a result of the failure to obtain the Parsley stockholder approval.

In no event will either party be required to pay an expense reimbursement fee on more than one occasion. If either party pays a termination fee, then such party will not be required to also pay an expense reimbursement fee.

Specific Performance (See page 177)

In addition to any other remedy that may be available to each party prior to the termination of the merger agreement, each of the parties will be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement.

Closing and Effective Time of the Mergers (See page 157)

Unless the parties agree otherwise, the closing of the mergers will take place on a date that is two business days following the satisfaction or, to the extent permitted by applicable law, waiver of the conditions to closing (other than any such conditions that by their terms are to be satisfied at the closing, but subject to the satisfaction or, to the extent permitted by applicable law, waiver of such conditions).

As soon as practicable on the closing date, a certificate of merger with respect to the first merger will be filed with the Secretary of State of the State of Delaware and, concurrently therewith, a certificate of merger with respect to the Opco merger will be filed with the Secretary of State of the State of Delaware. The first merger and the Opco merger will each become effective at the same time on the closing date as the parties agree in writing and specify in the applicable certificate of merger. In addition, as soon as practicable on the closing date, a certificate of merger with respect to the subsequent merger will be filed with the Secretary of State of the State of Delaware and the subsequent merger will become effective one minute after the effective time, as will be specified in the certificate of merger.

Pioneer and Parsley have targeted to complete the mergers in the first quarter of 2021, subject to receipt of the required Pioneer stockholder approval and Parsley stockholder approval, regulatory approvals and the satisfaction or waiver of the other conditions to the mergers (Please see “The Merger Agreement—Conditions Precedent to the Mergers”).

Comparison of Equityholder Rights (See page 195)

Parsley Class A stockholders and Parsley LLC unitholders receiving Pioneer common stock in connection with the mergers will have different rights once they become stockholders of Pioneer due to differences between the governing documents of Pioneer and Parsley. These differences are described in more detail in “Comparison of Equityholder Rights.”

Risk Factors (See page 26)

Before voting at the Pioneer special meeting or the Parsley special meeting, you should carefully consider all of the information contained in or incorporated by reference into this joint proxy statement/prospectus, including the specific risk factors in the section titled “Risk Factors.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF PIONEER

The following table sets forth selected historical consolidated financial data that has been derived from Pioneer’s audited consolidated financial statements as of and for each of the five years in the period ended December 31, 2019, as well as from Pioneer’s unaudited consolidated financial statements as of and for the nine months ended September 30, 2020 and 2019, and the related notes thereto. This disclosure does not include the effects of the mergers. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Pioneer or the combined company, and the following information should be read in conjunction with, and is qualified in its entirety by, Pioneer’s consolidated financial statements, the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Pioneer’s Annual Report on Form 10-K for the year ended December 31, 2019 and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, each of which is incorporated by reference into this joint proxy statement/prospectus. The selected statement of operations data for the years ended December 31, 2016 and 2015 and selected balance sheet data as of December 31, 2017, 2016 and 2015 have been derived from Pioneer’s audited consolidated financial statements for such years, which have not been included or incorporated by reference into this joint proxy statement/prospectus. For more information, please see “Where You Can Find More Information.”

	Nine Months Ended September 30,		Year Ended December 31,
	2020	2019	2019	2018	2017	2016	2015
	(unaudited)		(audited)
	(in millions, except per share data)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Total revenues and other income	$4,930	$6,661	$9,304	$9,415	$5,455	$3,382	$4,561
Total costs and expenses	5,118	6,122	8,317	8,164	5,146	4,341	4,982

Income (loss) before income taxes	(188)	539	987	1,251	309	(959)	(421)

Net income (loss) attributable to common stockholders	$(170)	$412	$756	$978	$833	$(556)	$(273)

PER SHARE DATA:
Net income (loss) attributable to common stockholders:
Basic	$(1.03)	$2.44	$4.50	$5.71	$4.86	$(3.34)	$(1.83)
Diluted	$(1.03)	$2.44	$4.50	$5.70	$4.85	$(3.34)	$(1.83)
Dividends declared	$1.65	$0.76	$1.20	$0.32	$0.08	$0.08	$0.08
Weighted average shares outstanding:
Basic and diluted	165	168	167	171	170	166	149
CONSOLIDATED STATEMENT OF CASH FLOWS DATA:
Net cash provided by (used in):
Operating activities	$1,546	$2,287	$3,115	$3,242	$2,099	$1,499	$1,255
Investing activities	$(1,342)	$(1,914)	$(2,447)	$(2,610)	$(1,792)	$(3,820)	$(1,840)
Financing activities	$482	$(685)	$(788)	$(703)	$(529)	$2,048	$951
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents	$1,325	$437	$631	$825	$896	$1,118	$1,391
Total assets	$18,977	$18,078	$19,067	$17,903	$17,003	$16,459	$15,154
Long-term obligations	$5,625	$3,762	$4,452	$3,974	$3,596	$4,482	$5,317
Total equity	$11,654	$11,856	$12,119	$12,111	$11,279	$10,411	$8,375

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF PARSLEY

The following table sets forth selected historical consolidated financial data that has been derived from Parsley’s audited consolidated financial statements as of and for each of the five years in the period ended December 31, 2019, as well as from Parsley’s unaudited consolidated financial statements as of and for the nine months ended September 30, 2020 and 2019, and the related notes thereto. This disclosure does not include the effects of the mergers. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Parsley or the combined company, and the following information should be read in conjunction with, and is qualified in its entirety by, Parsley’s consolidated financial statements, the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Parsley’s Annual Report on Form 10-K for the year ended December 31, 2019 and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, each of which is incorporated by reference into this joint proxy statement/prospectus. The selected statement of operations data for the years ended December 31, 2016 and 2015 and selected balance sheet data as of December 31, 2017, 2016 and 2015 have been derived from Parsley’s audited consolidated financial statements for such years, which have not been included or incorporated by reference into this joint proxy statement/prospectus. For more information, please see “Where You Can Find More Information.”

	Nine Months Ended September 30,		Year Ended December 31,
	2020	2019	2019	2018	2017	2016	2015
	(unaudited)		(audited)
	(in millions, except per share data)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Total revenues	$1,232	$1,436	$1,959	$1,826	$967	$458	$267
Total operating expenses	6,008	986	1,422	1,198	715	427	375

Operating income (loss)	(4,776)	450	537	628	252	31	(108)

Income (loss) before income taxes	(4,675)	306	272	551	130	(106)	(97)

Net income (loss)	$(4,101)	$247	$210	$446	$124	$(89)	$(73)

PER SHARE DATA:
Net income (loss) per common share:
Basic	$(9.91)	$0.76	$0.63	$1.36	$0.44	$(0.46)	$(0.45)
Diluted	$(9.91)	$0.76	$0.63	$1.35	$0.42	$(0.46)	$(0.45)
Dividends declared	$0.15	$0.03	$0.06	$—	$—	$—	$—
Weighted average common shares outstanding:
Basic	374	279	280	272	241	162	111
Diluted	374	280	280	273	297	162	111
CONSOLIDATED STATEMENT OF CASH FLOWS DATA:
Net cash provided by (used in):
Operating activities	$761	$941	$1,286	$1,219	$691	$230	$173
Investing activities	$(604)	$(1,097)	$(1,401)	$(1,594)	$(3,457)	$(1,885)	$(427)
Financing activities	$(173)	$(3)	$(28)	$(16)	$3,184	$1,447	$547
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents	$5	$5	$21	$163	$554	$133	$343
Total assets	$7,845	$9,996	$9,856	$9,391	$8,793	$3,939	$2,505
Long-term obligations	$3,110	$2,623	$2,538	$2,423	$2,300	$1,164	$690
Noncontrolling interests	$311	$766	$765	$752	$1,168	$341	$322
Total equity	$4,127	$6,563	$6,523	$6,320	$5,881	$2,430	$1,587

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following summary unaudited pro forma condensed combined statements of operations data for the nine months ended September 30, 2020 and year ended December 31, 2019 have been prepared to give effect to the mergers as if the mergers had been completed on January 1, 2019. The unaudited pro forma condensed combined balance sheet data at September 30, 2020 has been prepared to give effect to the mergers as if the mergers were completed on September 30, 2020. The following summary unaudited pro forma condensed combined consolidated financial data should be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Statements” and related notes included in this joint proxy statement/prospectus.

The unaudited pro forma condensed combined financial statements (the “pro forma financial statements”) have been prepared using the acquisition method of accounting for business combinations, with Pioneer treated as the acquirer. Under the acquisition method of accounting, Pioneer will record all assets acquired and liabilities assumed from Parsley at their respective fair values as of the closing date. The acquisition method of accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive fair value measure. The sources and amounts of transaction expenses may also differ from those assumed in the following pro forma adjustments. Accordingly, the pro forma adjustments are preliminary, have been made solely for the purpose of providing the pro forma financial statements, and are subject to revision based on a final determination of fair values as of the closing date. Differences between these preliminary estimates and the final acquisition accounting may have a material impact on the accompanying pro forma financial statements and the combined company’s future results of operations and financial position.

The unaudited pro forma condensed combined financial data are provided for illustrative purposes only and are not intended to represent or be indicative of the results of operations or the financial position of the combined company that would have been recorded had the mergers been completed as of the dates presented and should not be taken as representative of future results of operations or the financial position of the combined company. The unaudited pro forma condensed combined financial data does not reflect the impacts of any potential operational efficiencies, asset dispositions, cost savings or economies of scale that the combined company may achieve with respect to the combined operations.

	Nine Months Ended September 30, 2020	Year Ended December 31, 2019
	(unaudited)
	(in millions, except per share data)
Pro Forma Condensed Combined Statement of Operations Data:
Revenue	$6,401	$11,580
Net income (loss) attributable to common stockholders	$(4,175)	$1,191
Basic and diluted net income (loss) per share attributable to common stockholders	$(19.24)	$5.44

As of September 30, 2020
(unaudited)
(in millions)
Pro Forma Condensed Combined Balance Sheet Data:
Total assets	$27,146
Total liabilities	$10,867
Total equity	$16,279

SUMMARY PRO FORMA COMBINED OIL, NGL AND GAS RESERVE AND PRODUCTION DATA

The following tables present the estimated summary pro forma combined net proved developed and undeveloped oil, NGL and gas reserves as of December 31, 2019 and summary pro forma production data for the nine months ended September 30, 2020 and the year ended December 31, 2019. The pro forma reserve and production information set forth below gives effect to the mergers and, in the case of the pro forma reserve information and the pro forma production information for the year ended December 31, 2019, Parsley’s acquisition of Jagged Peak, as if each such transaction had been completed on January 1, 2019. The following summary pro forma reserve and production information has been prepared for illustrative purposes only and is not intended to be a projection of future results of the combined company. Future results may vary significantly from the results reflected because of various factors, including those discussed in “Risk Factors.” The summary pro forma reserve and production information should be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Statements” and the related notes thereto in this joint proxy statement/prospectus. The Parsley pro forma information gives effect to Parsley’s acquisition of Jagged Peak, as disclosed in Parsley’s Current Report on Form 8-K filed with the SEC on April 10, 2020, which is incorporated by reference into this joint proxy statement/prospectus.

	As of December 31, 2019
	Pioneer Historical	Parsley Pro Forma	Pro Forma Combined
Proved developed reserves:
Oil (MBbls)	571,293	270,150	841,443
NGL (MBbls)	268,468	108,132	376,600
Gas (MMcf)	1,429,417	530,657	1,960,074
Total (MBOE)	1,077,997	466,725	1,544,722
Proved undeveloped reserves:
Oil (MBbls)	32,457	158,982	191,439
NGL (MBbls)	13,515	58,762	72,277
Gas (MMcf)	70,096	272,793	342,889
Total (MBOE)	57,655	263,209	320,864

	Nine Months Ended September 30, 2020
	Pioneer Historical	Parsley Historical	Pro Forma Combined
Average daily sales volumes:
Oil (Bbls)	212,718	116,708	329,426
NGL (Bbls)	85,707	39,442	125,149
Gas (Mcf)	418,547	189,734	608,281
Total (BOE)	368,183	187,774	555,957

	Year Ended December 31, 2019
	Pioneer Historical	Parsley Pro Forma	Pro Forma Combined
Average daily sales volumes:
Oil (Bbls)	212,353	116,745	329,098
NGL (Bbls)	72,323	35,422	107,745
Gas (Mcf)	365,055	168,718	533,773
Total (BOE)	345,518	180,288	525,806

UNAUDITED COMPARATIVE PER SHARE DATA

The following tables present Pioneer’s and Parsley’s historical and pro forma per share data as of and for the nine months ended September 30, 2020 and as of and for the year ended December 31, 2019. The pro forma statement of operations information is provided as if the mergers had been completed on January 1, 2019. The pro forma balance sheet information is provided as if the mergers had been completed on September 30, 2020.

The unaudited pro forma comparative per share data is based on the following information, which has been incorporated by reference into this joint proxy statement/prospectus: (i) Pioneer’s and Parsley’s audited consolidated financial statements as of and for the year ended December 31, 2019, (ii) Pioneer’s and Parsley’s unaudited consolidated financial statements as of and for the nine months ended September 30, 2020 and (iii) Parsley’s pro forma financial information as of and for the year ended December 31, 2019, giving effect to Parsley’s acquisition of Jagged Peak, as disclosed in Parsley’s Current Report on Form 8-K filed with the SEC on April 10, 2020. Please see “Where You Can Find More Information.”

Unaudited pro forma combined per share data as of and for the nine months ended September 30, 2020 and as of and for the year ended December 31, 2019 were derived and should be read in conjunction with the unaudited pro forma condensed combined financial data included in “Unaudited Pro Forma Condensed Combined Financial Statements” and the related notes thereto in this joint proxy statement/prospectus. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred if the mergers had been completed as of the beginning of the period or the combined financial position of the companies as of September 30, 2020.

	Nine Months Ended September 30, 2020
	Pioneer Historical	Parsley Historical	Pro Forma Combined Pioneer	Pro Forma Combined Parsley Equivalent (a)
Net income (loss) per share attributable to common stockholders:
Basic and diluted	$(1.03)	$(9.91)	$(19.24)	$(2.41)
Book value per share	$66.42	$10.06	$75.02	$9.39
Cash dividends per share	$1.65	$0.15	$—	$—

	Year Ended December 31, 2019
	Pioneer Historical	Parsley Pro Forma	Pro Forma Combined Pioneer	Pro Forma Combined Parsley Equivalent (a)
Net income (loss) per share attributable to common stockholders:
Basic and diluted	$4.50	$0.56	$5.44	$0.68
Book value per share	$69.23	$19.86	NM	NM
Cash dividends per share	$1.20	$0.06	$—	$—

(a)	Determined using the pro forma combined per share data multiplied by 0.1252 (the exchange ratio).

MARKET PRICE INFORMATION

Pioneer’s common stock is listed on the NYSE under the symbol “PXD”. Parsley Class A common stock is listed on the NYSE under the symbol “PE”.

The high and low trading prices for the Pioneer common stock as of October 20, 2020, the last trading day immediately before the public announcement of the mergers, were $84.82 and $81.39, respectively. The high and low trading prices for the Parsley Class A common stock as of October 20, 2020, the last trading day immediately before the public announcement of the mergers, were $10.77 and $9.88, respectively.

As of [                ], 2020, the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, there were [                ] shares of Pioneer common stock issued and outstanding and [                ] shares of Parsley Class A common stock issued and outstanding.

Because the exchange ratio will not be adjusted for changes in the market price of either Pioneer common stock or Parsley Class A common stock, the market value of Pioneer common stock that Parsley Class A stockholders and Parsley LLC unitholders will have the right to receive on the date the mergers are completed may vary significantly from the market value of the Pioneer common stock that Parsley Class A stockholders and Parsley LLC unitholders would receive if the mergers were completed on the date of this joint proxy statement/prospectus. As a result, you should obtain recent market prices of Pioneer common stock and Parsley Class A common stock prior to voting your shares. Please see “Risk Factors—Risk Factors Relating to the Mergers.”

The following table sets forth the closing sale price per share of Parsley Class A common stock as reported on the NYSE and the closing sale price per share of Pioneer common stock as reported on the NYSE, in each case on October 20, 2020, the last trading day before the public announcement of the parties entering into the merger agreement, and on [                ], 2020, the last practicable trading day prior to the mailing of this joint proxy statement/prospectus. The table also shows the estimated implied value of the merger consideration proposed for each share of Parsley Class A common stock as of the same two dates. The implied value was calculated by multiplying the NYSE closing price of a share of Pioneer common stock on the relevant date by the exchange ratio of 0.1252 shares of Pioneer common stock for each share of Parsley Class A common stock.

	Pioneer Common Stock Closing Price		Parsley Class A Common Stock Closing Price		Exchange Ratio	Implied Per Share Value of Merger Consideration
October 20, 2020		$83.53		$10.62	0.1252		$10.46
, 2020	$		$		0.1252	$

Pioneer stockholders and Parsley stockholders are encouraged to obtain current market quotations for Pioneer common stock and Parsley Class A common stock and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference herein. No assurance can be given concerning the market price of Pioneer common stock before or after the effective date of the mergers. Please see “Where You Can Find More Information” for the location of information incorporated by reference into this joint proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus, and the documents to which Pioneer and Parsley refer you within this joint proxy statement/prospectus, as well as oral statements made or to be made by Pioneer and Parsley, include “forward-looking statements” within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the United States Private Securities Litigation Reform Act of 1995, as amended. All statements, other than statements of historical fact, included in this joint proxy statement/prospectus, including those that address activities, events or developments that Pioneer or Parsley expects, believes or anticipates will or may occur in the future, are forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding the mergers, the expected timetable for completing the mergers, the results, effects, benefits and synergies of the mergers, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities, and anticipated future performance and any other statements regarding Pioneer’s or Parsley’s future expectations, beliefs, plans, objectives, financial conditions, assumptions, or future events or performance that are not historical facts. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “should,” “could,” “would,” “may,” “might,” “foresee,” “plan,” “will,” “guidance,” “outlook,” “future,” “assume,” “forecast,” “focus,” “target,” “continue,” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking.

Pioneer and Parsley caution investors that any forward-looking statements are subject to known and unknown risks and uncertainties, many of which are outside Pioneer’s and Parsley’s control, and which may cause actual results and future trends to differ materially from those matters expressed in, or implied or projected by, such forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus. Investors are cautioned not to place undue reliance on these forward-looking statements. Risks and uncertainties that could cause actual results to differ from those described in forward-looking statements include the following:

•	the merger agreement may be terminated in accordance with its terms and the mergers may not be completed;

•	Pioneer stockholders may not approve the Pioneer stock issuance proposal;

•	Parsley stockholders may not approve the Parsley merger proposal;

•	the parties may not be able to satisfy the conditions to the completion of the mergers in a timely manner or at all;

•

the mergers may not be accretive, and may be dilutive, to Pioneer’s earnings per share, return on capital employed, cash flow and/or free cash flow, which may negatively affect the market price of Pioneer common stock;

•	Pioneer and Parsley may incur significant transaction and other costs in connection with the mergers in excess of those anticipated by Pioneer or Parsley;

•	the combined company may fail to realize anticipated synergies or other benefits expected from the mergers in the timeframe expected or at all;

•	the ultimate timing, outcome and results of integrating the operations of Pioneer and Parsley and the risk that Pioneer’s and Parsley’s businesses may not be integrated successfully;

•	the effect of the mergers and their announcement and/or completion on Pioneer’s and Parsley’s business or employee relationships;

•	the risk related to disruption of management time from ongoing business operations due to the mergers;

•	the mergers may disrupt current plans and operations that may harm Pioneer’s and Parsley’s respective businesses;

•	the effects of the business combination on Pioneer and Parsley, including the combined company’s future financial condition, results of operations, strategy, credit ratings and plans;

•	changes in capital markets and the ability of the combined company to finance operations in the manner expected;

•	regulatory approval of the transaction;

•	any litigation relating to the mergers;

•

risks to Pioneer’s and Parsley’s operating results and businesses generally, including the volatility of oil and natural gas prices, the uncertainty of estimates of oil and natural gas reserves and the impact of a widespread outbreak of an illness, such as the COVID-19 pandemic, and the other risks, contingencies and uncertainties applicable to Pioneer and Parsley disclosed in Pioneer’s and Parsley’s other filings with the SEC incorporated herein by reference; and

•	the uncertainty of the value of the merger consideration due to the fixed exchange ratio and potential fluctuation in the market price of Pioneer common stock.

The foregoing list of factors is not exhaustive. For further discussion of these and other risks, contingencies, and uncertainties applicable to Pioneer and Parsley, please see “Risk Factors” in this joint proxy statement/prospectus as well as Pioneer’s and Parsley’s other filings with the SEC incorporated herein by reference. Please see “Where You Can Find More Information” for more information about the SEC filings incorporated by reference into this joint proxy statement/prospectus.

All subsequent written or oral forward-looking statements attributable to Pioneer, Parsley or any person acting on its or their behalf are expressly qualified in their entirety by the cautionary statements contained in this section. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Pioneer nor Parsley assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

RISK FACTORS

In addition to the other information included or incorporated by reference in this joint proxy statement/prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements”, you should carefully consider the following risks before deciding how to vote. In addition, you should read and carefully consider the risks associated with each of Pioneer and Parsley and their respective businesses. These risks can be found in Pioneer’s and Parsley’s Annual Reports on Form 10-K for the year ended December 31, 2019 and subsequent Quarterly Reports on Form 10-Q, each of which is filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. For further information regarding the documents incorporated into this joint proxy statement/prospectus by reference, please see the section titled “Where You Can Find More Information.” Realization of any of the risks described below, any of the events described under “Cautionary Statement Regarding Forward-Looking Statements” or any of the risks or events described in the documents incorporated by reference could have a material adverse effect on Pioneer’s, Parsley’s or the combined company’s businesses, financial condition, cash flows and results of operations.

Risks Relating to the Mergers

Because the market price of Pioneer common stock will fluctuate, Parsley Class A stockholders and Parsley LLC unitholders cannot be sure of the value of the shares of Pioneer common stock they will receive in connection with the mergers. In addition, because the exchange ratio is fixed, the number of shares of Pioneer common stock to be received by Parsley Class A stockholders and Parsley LLC unitholders in connection with the mergers will not change between now and the time the mergers are completed to reflect changes in the trading prices of Pioneer common stock or Parsley Class A common stock.

In connection with the mergers, each eligible share of Parsley Class A common stock and each eligible Parsley LLC unit will be converted automatically into the right to receive 0.1252 shares of Pioneer common stock, with cash paid in lieu of the issuance of any fractional shares of Pioneer common stock. The exchange ratio is fixed, which means that it will not change between now and the closing date, regardless of whether the market price of either Pioneer common stock or Parsley Class A common stock changes. Therefore, the value of the merger consideration will depend on the market price of Pioneer common stock at the effective time. The market price of Pioneer common stock has fluctuated since the date of the announcement of the parties’ entry into the merger agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the Parsley special meeting and the Pioneer special meeting, the date the mergers are completed and thereafter. The market price of Pioneer common stock, when received by Parsley Class A stockholders and Parsley LLC unitholders after the mergers are completed, could be greater than, less than or the same as the market price of Pioneer common stock on the date of this joint proxy statement/prospectus or at the time of the Parsley special meeting. Accordingly, you should obtain current stock price quotations for Pioneer common stock and Parsley Class A common stock before deciding how to vote or abstain from voting on any of the proposals described in this joint proxy statement/prospectus.

The market price for Pioneer common stock following the closing may be affected by factors different from those that historically have affected or currently affect Pioneer common stock and Parsley Class A common stock.

Upon completion of the mergers, Parsley Class A stockholders and Parsley LLC unitholders will receive shares of Pioneer common stock. Pioneer’s financial position may differ from its financial position before the completion of the mergers, and the results of operations of the combined company may be affected by some factors that are different from those currently affecting the results of operations of Pioneer and those currently affecting the results of operations of Parsley. Accordingly, the market price and performance of Pioneer common stock is likely to be different from the performance of Parsley Class A common stock in the absence of the mergers. In addition, general fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, Pioneer common stock, regardless of Pioneer’s actual operating performance. For a discussion of the businesses of Pioneer and Parsley and important factors to consider in connection with those businesses, see the documents incorporated by reference herein and referred to in “Where You Can Find More Information.”

Pioneer stockholders and Parsley stockholders, in each case as of immediately prior to the mergers, will have reduced ownership in the combined company.

Based on the number of issued and outstanding shares of Parsley Class A common stock and Parsley LLC units as of November 13, 2020 and the number of issued and outstanding Parsley equity awards currently estimated to be payable in shares of Pioneer common stock in connection with the mergers, Pioneer anticipates issuing approximately 52 million shares of Pioneer common stock pursuant to the merger agreement. The actual number of shares of Pioneer common stock to be issued pursuant to the merger agreement will be determined at the completion of the mergers based on the number of shares of Parsley Class A common stock and Parsley LLC units issued and outstanding immediately prior to such time and the number of issued and outstanding Parsley equity awards payable in shares of Pioneer common stock in connection with the mergers. The issuance of these new shares could have the effect of depressing the market price of Pioneer common stock, through dilution of earnings per share or otherwise. Any dilution of, or delay of any accretion to, Pioneer’s earnings per share could cause the price of Pioneer common stock to decline or increase at a reduced rate.

Immediately after the completion of the mergers, it is expected that Pioneer stockholders as of immediately prior to the mergers will own approximately 76%, and Parsley stockholders as of immediately prior to the mergers will own approximately 24%, of the issued and outstanding shares of Pioneer common stock. As a result, Pioneer’s current stockholders and Parsley’s current stockholders will have less influence on the policies of the combined company than they currently have on the policies of Pioneer and Parsley, respectively.

Pioneer and Parsley must obtain certain regulatory approvals and clearances to consummate the mergers, which, if delayed, not granted or granted with unacceptable conditions, could prevent, substantially delay or impair consummation of the mergers, result in additional expenditures of money and resources or reduce the anticipated benefits of the mergers.

The completion of the mergers is subject to antitrust review in the United States. Under the HSR Act and the rules promulgated thereunder, the mergers cannot be completed until the parties to the merger agreement have given notification and furnished information to the FTC and the DOJ, and until the applicable waiting period has expired or has been terminated.

On November 12, 2020, Pioneer and Parsley received notice of early termination of the applicable waiting period under the HSR Act.

At any time before or after consummation of the mergers, notwithstanding the early termination of the applicable waiting period under the HSR Act, the FTC, the DOJ or any state could take such action under antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the mergers or seeking the divestiture of substantial assets of Pioneer or Parsley or their respective subsidiaries. Private parties may also seek to take legal action under antitrust laws under certain circumstances.

The mergers are subject to a number of conditions to the obligations of both Pioneer and Parsley to complete the mergers, which, if not fulfilled, or not fulfilled in a timely manner, may delay completion of the mergers or result in termination of the merger agreement.

The respective obligations of each of Parsley and Pioneer to effect the mergers are subject to the satisfaction at or prior to the effective time of the following conditions:

•	the approval of the Parsley merger proposal by Parsley stockholders must have been obtained;

•	the approval of the Pioneer stock issuance proposal by Pioneer stockholders must have been obtained;

•

shares of Pioneer common stock that will be issued in the mergers, or reserved for issuance in connection with the mergers, must have been approved for listing on NYSE, upon official notice of issuance;

•

the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, will have become effective under the Securities Act, and no stop order suspending its effectiveness may be in effect;

•	no injunctions or decrees by any relevant governmental entity that prevent the mergers may be outstanding;

•	any waiting period under the HSR Act relating to the mergers must have expired or been terminated;

•

subject to certain exceptions and materiality standards provided in the merger agreement, the representations and warranties of the other party must be true and correct as of the date of the merger agreement and as of the closing date, and such party must have received an officer’s certificate from the other party to that effect;

•

the other party must have performed or complied in all material respects with all of its obligations under the merger agreement, and such party must have received an officer’s certificate from the other party to that effect; and

•

Parsley must have received a tax opinion from its counsel to the effect that the integrated mergers, taken together, will constitute a “reorganization” within the meaning of Section 368(a) of the Code.

Many of the conditions to completion of the mergers are not within either Pioneer’s or Parsley’s control, and neither company can predict when, or if, these conditions will be satisfied. If any of these conditions are not satisfied or waived prior to the outside date, it is possible that the merger agreement may be terminated. Although Pioneer and Parsley have agreed in the merger agreement to use reasonable best efforts, subject to certain limitations, to complete the mergers as promptly as practicable, these and other conditions to the completion of the mergers may fail to be satisfied. In addition, satisfying the conditions to and completing the mergers may take longer, and could cost more, than Pioneer and Parsley expect. Neither Pioneer nor Parsley can predict whether and when these other conditions will be satisfied. Furthermore, the requirements for obtaining the required clearances and approvals could delay the completion of the mergers for a significant period of time or prevent them from occurring. Any delay in completing the mergers may adversely affect the cost savings and other benefits that Pioneer and Parsley expect to achieve if the mergers and the integration of the companies’ respective businesses are completed within the expected timeframe. There can be no assurance that all required regulatory approvals will be obtained or obtained prior to the termination date. For additional information, please see “The Merger Agreement—Conditions Precedent to the Mergers.”

If the integrated mergers, taken together, do not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, Parsley Class A stockholders may be required to pay substantial U.S. federal income taxes.

The integrated mergers are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and Pioneer and Parsley intend to report the integrated mergers consistent with such qualification. It is a condition to Parsley’s obligation to complete the mergers that it receive an opinion from its tax counsel to the effect that the integrated mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. This opinion will be based on customary assumptions and representations from each of Pioneer and Parsley, as well as certain covenants and undertakings by Pioneer and Parsley. If any of the representations, assumptions, covenants or undertakings upon which the opinion is based is or becomes incorrect, incomplete or inaccurate or is violated, the validity of the opinion may be affected and the U.S. federal income tax consequences of the integrated mergers could differ materially from those described herein. An opinion of counsel represents such counsel’s best legal judgment but is not binding on the Internal Revenue Service (the “IRS”) or any court. Neither Pioneer nor Parsley intends to obtain a ruling from the IRS with respect to the tax consequences of the integrated mergers. Accordingly, there can be no assurance that the IRS would not challenge the conclusions reflected in the opinion or that a court would not sustain such a challenge. If the IRS or a court determines that the integrated mergers, taken together, should not be treated as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. holder of Parsley Class A common stock would generally recognize taxable gain or loss upon the exchange of Parsley Class A common stock for Pioneer common stock pursuant to the integrated mergers. See “The Mergers—Material U.S. Federal Income Tax Consequences”.

The Opco merger is expected to be a taxable event for Parsley LLC unitholders, and the resulting tax liability, if any, of a Parsley LLC unitholder will depend on such unitholder’s particular situation. Additionally, the amount and character of any taxable gain or loss recognized by a Parsley LLC unitholder as a result of the Opco merger could be different than anticipated, potentially resulting in a tax liability that is more than expected.

The exchange of Parsley LLC units for shares of Pioneer common stock (and cash in lieu of fractional shares of Pioneer common stock, if any) in the Opco merger is intended to be a taxable event for Parsley LLC unitholders, even though Parsley LLC unitholders will receive no cash consideration (other than any cash received in lieu of fractional shares of Pioneer common stock) in the Opco merger. The amount and character of gain or loss recognized by each Parsley LLC unitholder as a result of such taxable exchange will vary depending on such unitholder’s particular situation, including the value of the Pioneer common stock received by such unitholder, whether such unitholder receives any cash in lieu of fractional shares of Pioneer common stock in the Opco merger or a TRA termination payment, and the adjusted tax basis of such unitholder’s Parsley LLC units (and any changes to such tax basis as a result of Parsley LLC’s allocations of income, gain, loss and deduction to such unitholder for the taxable year that includes the Opco merger). Moreover, Parsley LLC unitholders that are subject to the passive loss rules may have suspended passive losses that may become available to offset a portion of the gain recognized by such Parsley LLC unitholder in connection with the Opco merger.

Because, among other things, a Parsley LLC unitholder will not know, until the effective time of the Opco merger, the value of the shares of Pioneer common stock it will receive in the Opco merger, a Parsley LLC unitholder will not be able to calculate the amount of its taxable gain or loss until such time using the information available to such unitholder at that time and will not be able to finally determine its taxable gain or loss until it receives it Schedule K-1 for the year in which the Opco merger is consummated. In addition, because prior distributions in excess of a Parsley LLC unitholder’s allocable share of Parsley LLC’s net taxable income decrease such Parsley LLC unitholder’s tax basis in its Parsley LLC units, the amount, if any, of such prior excess distributions with respect to such Parsley LLC units will, in effect, become taxable income to a Parsley LLC unitholder if the aggregate value of the consideration received (or treated for tax purposes as received) in the Opco merger is greater than such Parsley LLC unitholder’s adjusted tax basis in its Parsley LLC units, even if the aggregate value of the consideration received (or treated for tax purposes as received) in the Opco merger is less than such Parsley LLC unitholder’s original cost basis in its Parsley LLC units. Furthermore, a portion of this gain or loss, which portion could be substantial, will be separately computed and taxed as ordinary income or loss to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” owned by Parsley LLC and its subsidiaries. For additional information, please see “The Mergers—Material U.S. Federal Income Tax Consequences”.

The U.S. federal income tax treatment to Parsley LLC unitholders with respect to owning and disposing of any shares of Pioneer common stock received in the Opco merger will be different than the U.S. federal income tax treatment to them with respect to owning and disposing of their Parsley LLC units.

Parsley LLC is classified as a partnership for U.S. federal income tax purposes and is not generally subject to entity-level U.S. federal income tax. Instead, each Parsley LLC unitholder is required to take into account such unitholder’s share of items of income, gain, loss, and deduction of Parsley LLC in computing its U.S. federal income tax liability, regardless of whether cash distributions are made to such Parsley LLC unitholder by Parsley

LLC. A distribution of cash by Parsley LLC to a Parsley LLC unitholder who is a U.S. holder (as defined in the section titled “The Mergers—Material U.S. Federal Income Tax Consequences”) is generally not taxable for U.S. federal income tax purposes unless the amount of cash distributed is in excess of the Parsley LLC unitholder’s adjusted tax basis in its Parsley LLC units. Gain or loss recognized by a Parsley LLC unitholder who is a U.S. holder in connection with the disposition of its Parsley LLC units will generally be capital gain or loss. However, a portion of such gain or loss, which portion could be substantial, is separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” owned by Parsley LLC and its subsidiaries. Consequently, a Parsley LLC unitholder may recognize both ordinary income and capital loss in connection with a disposition of its Parsley LLC units.

In contrast, Pioneer is classified as a corporation for U.S. federal income tax purposes, and thus, Pioneer (and not its stockholders) is subject to U.S. federal income tax on its taxable income. A distribution of cash with respect to Pioneer common stock by Pioneer to a stockholder who is a U.S. holder will generally be included in such U.S. holder’s income as dividend income to the extent paid from Pioneer’s current or accumulated “earnings and profits” (as determined under U.S. federal income tax principles). A portion of the cash distributed to Pioneer stockholders by Pioneer after the mergers may exceed Pioneer’s current and accumulated earnings and profits. Cash distributions in excess of Pioneer’s current and accumulated earnings and profits will first be treated as a non- taxable return of capital to the extent of (and reducing, but not below zero) a U.S. holder’s adjusted tax basis in its Pioneer common stock and will thereafter be treated as capital gain from the sale or exchange of such Pioneer common stock. A Pioneer stockholder who is a U.S. holder generally will recognize capital gain or loss on a disposition of its Pioneer common stock.

Pioneer’s ability to utilize its historic U.S. net operating loss carryforwards and those of Parsley may be limited.

As of December 31, 2019, Pioneer and Parsley had U.S. federal net operating loss carryforwards (“NOLs”) of approximately $4.8 billion and $587.1 million, respectively, $2.8 billion and $535.3 million, respectively, of which were incurred prior to January 1, 2018 and will begin to expire, if unused, in 2032 and 2034, respectively, and $2.0 billion and $51.8 million, respectively, of which were incurred on or after January 1, 2018 and will not expire and will be carried forward indefinitely. Pioneer’s ability to utilize these NOLs and other tax attributes to reduce future taxable income following the consummation of the mergers depends on many factors, including its future income, which cannot be assured. Section 382 of the Code (“Section 382”) generally imposes an annual limitation on the amount of NOLs that may be used to offset taxable income when a corporation has undergone an “ownership change” (as determined under Section 382). An ownership change generally occurs if one or more stockholders (or groups of stockholders) who are each deemed to own at least 5% of such corporation’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. In the event that an ownership change occurs, utilization of the relevant corporation’s NOLs would be subject to an annual limitation under Section 382, generally determined, subject to certain adjustments, by multiplying (i) the fair market value of such corporation’s stock at the time of the ownership change by (ii) a percentage approximately equivalent to the yield on long-term tax-exempt bonds during the month in which the ownership change occurs. Any unused annual limitation may be carried over to later years.

Parsley is expected to undergo an ownership change under Section 382 as a result of the mergers, which, based on information currently available, may trigger a limitation (calculated as described above) on Pioneer’s ability to utilize any historic Parsley NOLs and could cause some of Parsley’s NOLs incurred prior to January 1, 2018 to expire before Pioneer would be able to utilize them to reduce taxable income in future periods. While Pioneer’s issuance of stock in the mergers would, standing alone, be insufficient to result in an ownership change with respect to Pioneer, we cannot assure you that Pioneer will not undergo an ownership change as a result of the mergers taking into account other changes in ownership of Pioneer stock occurring within the relevant three-year period described above. If Pioneer were to undergo an ownership change, it may be prevented from fully utilizing its historic NOLs incurred prior to January 1, 2018.

Uncertainties associated with the mergers may cause a loss of management personnel and other key employees of Parsley, which could adversely affect the future business and operations of Pioneer following the mergers.

Pioneer and Parsley are dependent on the experience and industry knowledge of their officers and other key employees to execute their business plans. Pioneer’s success after the mergers will depend in part upon its ability to retain key management personnel and other key employees. Current and prospective employees of Parsley may experience uncertainty about their roles within Pioneer following the mergers or other concerns regarding the timing and completion of the mergers or the operations of Pioneer following the mergers, any of which may have an adverse effect on the ability of Parsley to retain or attract key management and other key personnel. In addition, the loss of key Parsley personnel could diminish the anticipated benefits of the mergers. No assurance can be given that Pioneer, following the mergers, will be able to retain or attract key management personnel and other key employees of Parsley to the same extent that Pioneer and Parsley have previously been able to retain or attract their own employees.

The business relationships of Pioneer and Parsley may be subject to disruption due to uncertainty associated with the mergers, which could have a material adverse effect on the results of operations, cash flows and financial position of Pioneer or Parsley pending and following the mergers.

Parties with which Pioneer or Parsley do business may experience uncertainty associated with the mergers, including with respect to current or future business relationships with Pioneer or Parsley following the mergers. Pioneer’s and Parsley’s business relationships may be subject to disruption as customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners may attempt to delay or defer entering into new business relationships, negotiate changes in existing business relationships or consider entering into business relationships with parties other than Pioneer or Parsley following the mergers. These disruptions could have a material and adverse effect on the results of operations, cash flows and financial position of Pioneer or Parsley, regardless of whether the mergers are completed, as well as a material and adverse effect on Pioneer’s ability to realize the expected cost savings and other benefits of the mergers. The risk, and adverse effect, of any disruption could be exacerbated by a delay in completion of the mergers or termination of the merger agreement.

The merger agreement subjects Pioneer and Parsley to restrictions on their respective business activities prior to the effective time.

The merger agreement subjects Pioneer and Parsley to restrictions on their respective business activities prior to the effective time. The merger agreement obligates each of Pioneer and Parsley to use its commercially reasonable efforts to carry on its business in the ordinary course in all material respects, and the merger agreement obligates Parsley to use its commercially reasonable efforts to preserve substantially intact its business organization, substantially preserve its assets, rights and properties in good repair and condition, keep available in all material respects the services of its current officers, employees and consultants and preserve its goodwill and its relationships with material customers, suppliers, licensors, licensees, distributors and others having material business dealings with it. These restrictions could prevent Pioneer and Parsley from pursuing certain business opportunities that arise prior to the effective time and are outside the ordinary course of business. See “The Merger Agreement—Conduct of Business” for additional details.

Parsley directors and executive officers have interests in the mergers that may be different from, or in addition to, the interests of the Parsley stockholders generally.

In considering the recommendation of the Parsley board that Parsley stockholders vote in favor of the Parsley merger proposal and the Parsley compensation proposal, Parsley stockholders should be aware of and take into account the fact that certain Parsley directors and executive officers have interests in the mergers that may be different from, or in addition to, the interests of Parsley stockholders generally. These interests include, among others, TRA termination payments, severance rights and rights to continuing indemnification and directors’ and officers’ liability insurance. See “The Mergers—Interests of Certain Parsley Directors and Executive Officers in the Mergers” for a more detailed description of these interests. The Parsley board was aware of and carefully considered these interests, among other matters, in evaluating the terms and structure, and overseeing the negotiation, of the mergers, in approving the merger agreement and the transactions contemplated thereby, including the mergers, and in recommending that the Parsley stockholders approve the Parsley merger proposal and the Parsley compensation proposal.

The merger agreement limits Pioneer’s and Parsley’s respective ability to pursue alternatives to the mergers, may discourage other companies from making a favorable alternative transaction proposal and, in specified circumstances, could require Pioneer or Parsley to pay the other party a termination fee.

The merger agreement contains certain provisions that restrict each of Pioneer’s and Parsley’s ability to solicit, initiate, endorse, knowingly encourage or knowingly facilitate any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an acquisition proposal with respect to Pioneer or Parsley, as applicable, and Pioneer and Parsley have each agreed to certain terms and conditions relating to their ability to enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to a third party any non-public information or data with respect to, or otherwise cooperate in any way with, any acquisition proposal. Further, even if the Pioneer board or the Parsley board withdraws, modifies or qualifies in any manner adverse to the other party its recommendation with respect to the Pioneer stock issuance proposal or the Parsley merger proposal, as applicable, unless the merger agreement has been terminated in accordance with its terms, both parties will still be required to submit the Pioneer stock issuance proposal or the Parsley merger proposal, as applicable, to a vote at their respective special meetings. In addition, Pioneer and Parsley generally have an opportunity to offer to modify the terms of the merger agreement in response to any competing acquisition proposals or intervening events before the Parsley board or Pioneer board, respectively, may withdraw, modify or qualify their respective recommendations. The merger agreement further provides that under specified circumstances, including after receipt of certain alternative acquisition proposals, Parsley may be required to pay Pioneer a cash termination fee equal to $135.0 million or Pioneer may be required to pay Parsley a cash termination fee equal to $270.0 million. See “The Merger Agreement—Termination Fees and Expense Reimbursement” for additional details.

These provisions could discourage a potential third-party acquirer or other strategic transaction partner that might have an interest in acquiring all or a significant portion of Parsley or Pioneer from considering or pursuing an alternative transaction with either party or proposing such a transaction, even if it were prepared, in Parsley’s case, to pay consideration with a higher per share value than the total value proposed to be paid or received in the mergers. These provisions might also result in a potential third-party acquirer or other strategic transaction partner proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances.

The financial forecasts are based on various assumptions that may not be realized.

The financial estimates set forth in the forecasts included under the sections “The Mergers—Certain Pioneer Unaudited Prospective Financial and Operating Information” and “The Mergers—Certain Parsley Unaudited Prospective Financial and Operating Information” were based on assumptions of, and information available to, Pioneer’s management and Parsley’s management, as applicable, when prepared, and these estimates and assumptions are subject to uncertainties, many of which are beyond Pioneer’s and Parsley’s control and may not be realized. Many factors mentioned in this joint proxy statement/prospectus, including the risks outlined in this “Risk Factors” section and the events or circumstances described under “Cautionary Statement Regarding Forward-Looking Statements,” will be important in determining the combined company’s future results. As a result of these contingencies, actual future results may vary materially from Pioneer’s and Parsley’s estimates. In view of these uncertainties, the inclusion of financial estimates in this joint proxy statement/prospectus is not and should not be viewed as a representation that the forecasted results will necessarily reflect actual future results.

Pioneer’s and Parsley’s financial estimates were not prepared with a view toward public disclosure, and such financial estimates were not prepared with a view toward compliance with published guidelines of any regulatory or professional body. Further, any forward-looking statement speaks only as of the date on which it is made, and neither Pioneer nor Parsley undertakes any obligation, other than as required by applicable law, to update the financial estimates herein to reflect events or circumstances after the date those financial estimates were prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances.

The financial estimates of Pioneer and Parsley included in this joint proxy statement/prospectus have been prepared by, and are the responsibility of, Pioneer and Parsley, as applicable. Moreover, neither Pioneer’s nor Parsley’s independent accountants, nor any other independent accountants, have compiled, examined or performed any procedures with respect to Pioneer’s or Parsley’s prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or achievability thereof, and, accordingly, such independent accountants assume no responsibility for, and disclaim any association with, Pioneer’s and Parsley’s prospective financial information. The reports of such independent accountants included or incorporated by reference herein, as applicable, relate exclusively to the historical financial information of the entities named in those reports and do not cover any other information in this joint proxy statement/prospectus and should not be read to do so. See “The Mergers—Certain Pioneer Unaudited Prospective Financial and Operating Information” and “The Mergers—Certain Parsley Unaudited Prospective Financial and Operating Information” for more information.

The opinions of Pioneer’s and Parsley’s respective financial advisors will not reflect changes in circumstances between the signing of the merger agreement and the completion of the mergers.

Each of Pioneer and Parsley has received opinions from its financial advisors in connection with the signing of the merger agreement, but has not obtained any updated opinion from its financial advisors as of the date of this joint proxy statement/prospectus. Changes in the operations and prospects of Pioneer or Parsley, general market and economic conditions and other factors that may be beyond the control of Pioneer or Parsley, and on which the companies’ respective financial advisors’ opinions were based, may significantly alter the value of Pioneer or Parsley or the prices of the shares of Pioneer common stock or Parsley Class A common stock by the time the mergers are completed. The opinions do not speak as of the time the mergers will be completed or as of any date other than the date of such opinions. Because neither Pioneer nor Parsley currently anticipates asking its financial advisors to update their opinions, the opinions will not address the fairness of the merger consideration from a financial point of view at the time the mergers are completed. The Pioneer board’s recommendation that Pioneer stockholders vote in favor of the Pioneer stock issuance proposal and the Parsley board’s recommendation that Parsley stockholders vote in favor of the Parsley merger proposal, however, are made as of the date of this joint proxy statement/prospectus.

Failure to complete the mergers could negatively impact Pioneer’s or Parsley’s stock price and have a material adverse effect on their results of operations, cash flows and financial positions.

If the mergers are not completed for any reason, including as a result of failure to obtain all requisite regulatory approvals or if the Pioneer stockholders or Parsley stockholders fail to approve the applicable proposals, the ongoing businesses of Pioneer and Parsley may be materially adversely affected and, without realizing any of the benefits of having completed the mergers, Pioneer and Parsley would be subject to a number of risks, including the following:

•	Pioneer and Parsley may experience negative reactions from the financial markets, including negative impacts on their respective stock prices;

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Pioneer and Parsley and their respective subsidiaries may experience negative reactions from their respective customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners;

•	Pioneer and Parsley will still be required to pay certain significant costs relating to the mergers, such as legal, accounting, financial advisor and printing fees;

•	Pioneer or Parsley may be required to pay a termination fee or expense reimbursement fee as required by the merger agreement;

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the merger agreement places certain restrictions on the conduct of the respective businesses pursuant to the terms of the merger agreement, which may delay or prevent the respective companies from undertaking business opportunities that, absent the merger agreement, may have been pursued;

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matters relating to the mergers (including integration planning) require substantial commitments of time and resources by each company’s management, which may have resulted in the distraction of each company’s management from ongoing business operations and pursuing other opportunities that could have been beneficial to the companies; and

•

litigation related to any failure to complete the mergers or related to any enforcement proceeding commenced against Pioneer or Parsley to perform their respective obligations pursuant to the merger agreement.

If the mergers are not completed, the risks described above may materialize and they may have a material adverse effect on Pioneer’s or Parsley’s results of operations, cash flows, financial position and stock prices.

The shares of Pioneer common stock to be received by Parsley Class A stockholders and Parsley LLC unitholders upon completion of the mergers will have different rights from shares of Parsley common stock or Parsley LLC units.

Upon completion of the mergers, Parsley Class A stockholders and Parsley LLC unitholders (other than Parsley) will no longer be stockholders of Parsley or unitholders of Parsley LLC. Instead, former Parsley Class A stockholders and Parsley LLC unitholders (other than Parsley) will become Pioneer stockholders, and, while their rights as Pioneer stockholders will continue to be governed by the laws of the state of Delaware, their rights will be subject to and governed by the terms of the Pioneer certificate of incorporation and the Pioneer bylaws. The laws of the state of Delaware and terms of the Pioneer certificate of incorporation and the Pioneer bylaws are in some respects different than the terms of the Parsley certificate of incorporation, the Parsley bylaws and the Parsley LLC agreement, which currently govern the rights of Parsley stockholders and Parsley LLC unitholders, as applicable. See “Comparison of Equityholder Rights” for a discussion of the different rights associated with shares of Pioneer common stock, shares of Parsley common stock and Parsley LLC units.

Completion of the mergers may trigger change in control or other provisions in certain agreements to which Parsley is a party.

The completion of the mergers may trigger change in control or other provisions in certain agreements to which Parsley, Parsley LLC or another subsidiary of Parsley is a party. If Pioneer, Parsley or their respective subsidiaries are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements, or seeking monetary damages. Even if Pioneer and Parsley are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to Parsley.

The indentures governing Parsley’s $650,000,000 principal amount outstanding of 5.375% senior notes due 2025, $448,031,000 principal amount outstanding of 5.250% senior notes due 2025, $494,607,000 principal amount outstanding of 5.875% senior notes due 2026, $700,000,000 principal amount outstanding of 5.625% senior notes due 2027 and $399,472,000 principal amount outstanding of 4.125% senior notes due 2028 (collectively, the “Parsley notes”) require Parsley LLC to make an offer to repurchase the Parsley notes at a purchase price in cash equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest (collectively, the “change of control purchase price”), within 30 days of the occurrence of a change of control transaction. A “change of control” transaction, as defined under the Parsley notes indentures, occurs when, among other things, a transaction is consummated and, as a result, any person (other than certain legacy holders) becomes the beneficial owner of more than 50% of Parsley LLC’s voting stock (as defined in the applicable indenture). In the case of the 5.875% senior notes due 2026 and the 4.125% senior notes due 2028, however, such transaction is not a “change of control” transaction unless it is followed by a ratings decline within 90 days or 60 days, respectively.

Under each of the indentures governing the 5.375% senior notes due 2025, the 5.250% senior notes due 2025, and the 5.625% senior notes due 2027, the completion of the mergers is anticipated to constitute a change of control and, as a result, Parsley LLC will be required to make an offer to each holder of such Parsley notes to purchase all or any part of that holder’s notes at the change of control purchase price. If the mergers are followed by a ratings decline (as described in the applicable indenture, within 90 days for the 5.875% senior notes due 2026 or within 60 days for the 4.125% senior notes due 2028), a “change of control” may be deemed to have occurred for those notes as well. If the holders of the Parsley notes accept any such offer of repurchase of their notes, such repurchase could significantly affect the liquidity, business, liabilities and financial condition of Pioneer following the completion of the mergers.

In addition, the completion of the transaction will constitute a change of control under Parsley LLC’s revolving credit facility (the “Parsley revolving credit facility”). As a result, at the direction of the lenders holding a majority of the outstanding loans under the Parsley revolving credit facility, the commitments under the Parsley revolving credit facility may be terminated and the outstanding balance under the Parsley revolving credit facility may be accelerated and become due and payable by Parsley LLC in connection with the completion of the mergers. As of September 30, 2020, Parsley LLC had $305 million of outstanding borrowings under the Parsley revolving credit facility.

Additionally, the completion of the mergers will constitute a change of control under the Parsley employment agreements (as defined below).

Further, the mergers will constitute a change of control event under the tax receivable agreement. In connection with its initial public offering (“IPO”) in 2014, Parsley entered into the tax receivable agreement with the TRA holders, pursuant to which Parsley agreed to make specified future payments to the TRA holders relating to tax attributes generated to Parsley’s benefit in future taxable exchanges of Parsley LLC units by TRA holders, with such payment obligations accelerating upon a change of control (as defined in the tax receivable agreement). It is currently estimated, as of November 13, 2020, that the TRA termination payments made upon the completion of the mergers to the TRA holders will be, in the aggregate, approximately $158.9 million.

For additional details, see “The Mergers—Interests of Certain Parsley Directors and Executive Officers in the Mergers.”

Pioneer and Parsley are expected to incur significant transaction costs in connection with the mergers, which may be in excess of those anticipated by them.

Pioneer and Parsley have incurred and are expected to continue to incur a number of non-recurring costs associated with negotiating and completing the mergers, combining the operations of the two companies and achieving desired synergies. These costs have been, and will continue to be, substantial and, in many cases, will be borne by Pioneer and Parsley whether or not the mergers are completed. A substantial majority of non- recurring expenses will consist of transaction costs and include, among others, fees paid to financial, legal, accounting and other advisors, employee retention, severance and benefit costs and filing fees. Pioneer will also incur costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and other employment-related costs. Pioneer and Parsley will continue to assess the magnitude of these costs, and additional unanticipated costs may be incurred in connection with the mergers and the integration of the two companies’ businesses. While Pioneer and Parsley have assumed that a certain level of expenses would be incurred, there are many factors beyond their control that could affect the total amount or the timing of the expenses. The elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may not offset integration-related costs and achieve a net benefit in the near term, or at all. The costs described above and any unanticipated costs and expenses, many of which will be borne by Pioneer or Parsley even if the mergers are not completed, could have an adverse effect on Pioneer’s or Parsley’s financial condition and operating results.

Litigation relating to the mergers could result in an injunction preventing the completion of the mergers and/or substantial costs to Pioneer and Parsley.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, merger, or other business combination agreements. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Pioneer’s and Parsley’s respective liquidity and financial condition.

Lawsuits that may be brought against Pioneer, Parsley or their respective directors could also seek, among other things, injunctive relief or other equitable relief, including a request to rescind parts of the merger agreement already implemented and to otherwise enjoin the parties from consummating the mergers. One of the conditions to the closing of the mergers is that no injunction by any court or other tribunal of competent jurisdiction has been entered and continues to be in effect and no law has been adopted or is effective, in either case that prohibits or makes illegal the closing of the mergers. Consequently, if a plaintiff is successful in obtaining an injunction prohibiting completion of the mergers, that injunction may delay or prevent the mergers from being completed within the expected timeframe or at all, which may adversely affect Pioneer’s and Parsley’s respective business, financial position and results of operation. Either Pioneer or Parsley may terminate the merger agreement if any court of competent jurisdiction or other governmental entity issues any judgment, order, injunction, rule or decree, or takes any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the merger agreement, and such judgment, order, injunction, rule, decree or other action becomes final and nonappealable, so long as the party seeking to terminate the merger agreement has used its reasonable best efforts to contest, appeal and remove such judgment, order, injunction, rule, decree, ruling or other action in accordance with the terms of the merger agreement.

There can be no assurance that any of the defendants will be successful in the outcome of any potential future lawsuits. The defense or settlement of any lawsuit or claim that remains unresolved at the time the mergers are completed may adversely affect Pioneer’s or Parsley’s business, financial condition, results of operations and cash flows.

The mergers may be completed even though material adverse changes subsequent to the announcement of the mergers, such as industry-wide changes or other events, may occur.

In general, either party can refuse to complete the mergers if there is a material adverse change affecting the other party. However, some types of changes do not permit either party to refuse to complete the transaction, even if such changes would have a material adverse effect on either of the parties. For example, a worsening of Pioneer’s or Parsley’s financial condition or results of operations due to a decrease in commodity prices or general economic conditions would not give the other party the right to refuse to complete the mergers. In addition, the parties have the ability, but are under no obligation, to waive any material adverse change that results in the failure of a closing condition and instead proceed with completing the mergers. If adverse changes occur that affect either party but the parties are still required or voluntarily decide to complete the transaction, Pioneer’s share price, business and financial results after the mergers may suffer.

Parsley Class A stockholders are not entitled to appraisal rights in connection with the mergers.

Appraisal rights are statutory rights that enable stockholders to dissent from certain extraordinary transactions, such as certain mergers, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the applicable transaction. Under the DGCL, Parsley Class A stockholders will not have rights to an appraisal of the fair value of their shares in connection with the mergers because they are receiving shares of Pioneer common stock and Pioneer common stock is expected to continue to be traded on the NYSE during the pendency of and following the effectiveness of the mergers. However, Parsley Class B stockholders who do not vote in favor of the Parsley merger proposal will be entitled to exercise appraisal rights under the DGCL, solely with respect to their shares of Parsley Class B common stock (and not, for the avoidance of doubt, with respect to any shares of Parsley Class A common stock or Parsley LLC units held by them), in connection with the mergers if they take certain actions and meet certain conditions. See “The Mergers—Appraisal Rights or Dissenters’ Rights” for more information about appraisal rights in connection with the mergers.

The COVID-19 outbreak may adversely affect Pioneer’s and Parsley’s ability to timely consummate the mergers.

COVID-19 and the various precautionary measures attempting to limit its spread taken by many governmental authorities worldwide has had a severe effect on global markets and the global economy. The extent to which the COVID-19 pandemic impacts Pioneer’s and Parsley’s respective business operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the nature and extent of governmental actions taken to contain it or treat its impact, among others. COVID-19 and official actions in response to it have made it more challenging for Pioneer, Parsley and relevant third parties to adequately staff their respective businesses and operations, and may cause delay in the companies’ ability to obtain the relevant approvals for the consummation of the mergers.

Risks Relating to Pioneer Following the Mergers

Pioneer may be unable to integrate the business of Parsley successfully or realize the anticipated benefits of the mergers.

The mergers involve the combination of two companies that currently operate as independent public companies. The combination of two independent businesses is complex, costly and time consuming, and each of Pioneer and Parsley will be required to devote significant management attention and resources to integrating their respective business practices and operations. Potential difficulties that the companies may encounter as part of the integration process include the following:

•

the inability to successfully combine the business of Parsley in a manner that permits Pioneer to achieve, on a timely basis or at all, the enhanced revenue opportunities and cost savings and other benefits anticipated to result from the mergers;

•

complexities associated with managing the combined businesses, including difficulty addressing possible differences in operational philosophies and the challenge of integrating complex systems, technology, networks and other assets of each of the companies in a seamless manner that minimizes any adverse impact on customers, suppliers, employees and other constituencies;

•	the assumption of contractual obligations with less favorable or more restrictive terms; and

•	potential unknown liabilities and unforeseen increased expenses or delays associated with the mergers.

In addition, Pioneer and Parsley have previously operated and, until the completion of the mergers, will continue to operate, independently. It is possible that the integration process could result in:

•	diversion of the attention of each company’s management; and

•	the disruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies.

Any of these issues could adversely affect each company’s ability to maintain relationships with customers, suppliers, employees and other constituencies or achieve the anticipated benefits of the mergers, or could reduce each company’s earnings or otherwise adversely affect the business and financial results of Pioneer following the mergers.

The synergies attributable to the mergers may vary from expectations.

Pioneer may fail to realize the anticipated benefits and synergies expected from the mergers, which could adversely affect its business, financial condition and operating results. The success of the mergers will depend, in significant part, on Pioneer’s ability to successfully integrate the acquired business and realize the anticipated strategic benefits and synergies from the combination. Pioneer believes that the addition of Parsley will complement Pioneer’s strategy by providing operational and financial scale, increasing free cash flow, and enhancing Pioneer’s corporate rate of return. However, achieving these goals requires, among other things, realization of the targeted cost synergies expected from the mergers. The anticipated benefits of the transaction may not be realized fully or at all, or may take longer to realize than expected. Actual operating, technological, strategic and revenue opportunities, if achieved at all, may be less significant than expected or may take longer to achieve than anticipated. If Pioneer is not able to achieve these objectives and realize the anticipated benefits and synergies expected from the mergers within the anticipated timing or at all, Pioneer’s business, financial condition and operating results may be adversely affected.

The future results of Pioneer following the mergers will suffer if Pioneer does not effectively manage its expanded operations.

Following the mergers, the size and geographic footprint of the business of Pioneer will increase. Pioneer’s future success will depend, in part, upon its ability to manage this expanded business, which may pose substantial challenges for management, including challenges related to the management and monitoring of new operations and basins and associated increased costs and complexity. Pioneer may also face increased scrutiny from governmental authorities as a result of the increase in the size of its business. There can be no assurances that Pioneer will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements or other benefits currently anticipated from the mergers.

The mergers may result in a loss of customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners and may result in the termination of existing contracts.

Following the mergers, some of the customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners of Pioneer or Parsley may terminate or scale back their current or prospective business relationships with Pioneer. Some customers may not wish to source a larger percentage of their needs from a single company or may feel that Pioneer is too closely allied with one of their competitors. In addition, Pioneer and Parsley have contracts with customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners that may require Pioneer or Parsley to obtain consents from these other parties in connection with the mergers, which may not be obtained on favorable terms or at all. If relationships with customers, distributors, suppliers, vendors, landlords, joint venture partners and other business partners are adversely affected by the mergers, or if Pioneer, following the mergers, loses the benefits of the contracts of Pioneer or Parsley, Pioneer’s business and financial performance could suffer.

The unaudited pro forma condensed combined financial statements and the summary pro forma combined oil, NGL and gas reserve and production data included in this joint proxy statement/prospectus are based on a number of preliminary estimates and assumptions, and the actual results of operations, cash flows and financial position of Pioneer after the mergers may differ materially.

The unaudited pro forma information in this joint proxy statement/prospectus is presented for illustrative purposes only, has been prepared based on available information and certain assumptions and estimates that

Pioneer and Parsley believe are reasonable, and is not necessarily indicative of what Pioneer’s actual financial position or results of operations would have been had the pro forma events been completed on the dates indicated. Further, Pioneer’s actual results and financial position after the pro forma events occur may differ materially and adversely from the unaudited pro forma information included in this joint proxy statement/prospectus. The unaudited pro forma condensed combined financial statements have been prepared with the assumption that Pioneer will be identified as the acquirer under GAAP and reflect adjustments based upon preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed.

Following the completion of the mergers, Pioneer may incorporate Parsley’s hedging activities into Pioneer’s business, and Pioneer may be exposed to additional commodity price risks arising from such hedges.

To mitigate its exposure to changes in commodity prices, Parsley hedges oil prices from time to time, primarily through the use of commodity derivative contracts. If Pioneer assumes existing Parsley hedges, Pioneer will bear the economic impact of all of Parsley’s current hedges following the completion of the mergers. Actual crude oil prices may differ from the combined company’s expectations and, as a result, such hedges may or may not have a negative impact on Pioneer’s business.

Other Risks Relating to Pioneer and Parsley

As a result of entering into the merger agreement, Pioneer’s and Parsley’s businesses are and will be subject to the risks described above. In addition, Pioneer and Parsley are, and following completion of the mergers, Pioneer will be, subject to the risks described in Pioneer’s and Parsley’s Annual Report on Form 10-K for the year ended December 31, 2019 as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which are filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” for the location of information incorporated by reference into this joint proxy statement/prospectus.

PIONEER SPECIAL MEETING

General

This joint proxy statement/prospectus is being provided to Pioneer stockholders as part of a solicitation of proxies by the Pioneer board for use at the Pioneer special meeting and at any adjournments or postponements of such special meeting. This joint proxy statement/prospectus provides Pioneer stockholders with important information about the Pioneer special meeting and should be read carefully in its entirety.

Date, Time and Place of the Pioneer Special Meeting

The Pioneer special meeting will be a virtual meeting conducted exclusively via live webcast online at www.virtualshareholdermeeting.com/PXD21SM starting at [    :    ] a.m. Central Time (with log-in beginning at [    :    ] a.m. Central Time) on [                ], 2021. Pioneer stockholders will be able to attend the Pioneer special meeting online and vote shares electronically at the meeting by going to www.virtualshareholdermeeting.com/PXD21SM and entering the 16-digit control number included on the proxy card or voting instruction form you received. Because the Pioneer special meeting is completely virtual and being conducted via live webcast, stockholders will not be able to attend the meeting in person.

Purpose of the Pioneer Special Meeting

The Pioneer special meeting is being held to consider and vote on a proposal to approve the issuance of shares of Pioneer common stock in the mergers and other shares of Pioneer common stock reserved for issuance in connection with the mergers, in each case pursuant to the terms of the merger agreement, which is referred to as the Pioneer stock issuance proposal.

Recommendation of the Pioneer Board

The Pioneer board unanimously recommends that Pioneer stockholders vote “FOR” the Pioneer stock issuance proposal.

This joint proxy statement/prospectus contains important information regarding the Pioneer stock issuance proposal and factors that Pioneer stockholders should consider when deciding how to cast their votes. Pioneer stockholders are encouraged to read the entire document carefully, including the annexes to and documents incorporated by reference into this joint proxy statement/prospectus, for more detailed information regarding the merger agreement, including the Pioneer stock issuance proposal, and the mergers.

Voting by Directors and Executive Officers

On the Pioneer record date, Pioneer directors and executive officers, and their affiliates, as a group, beneficially owned and were entitled to vote [                ] shares of Pioneer common stock, or approximately [    ]% of the issued and outstanding shares of Pioneer common stock. Although none of them has entered into any agreement obligating them to do so as a director or executive officer of Pioneer, Pioneer currently expects that all of its directors and executive officers will vote their shares “FOR” the Pioneer stock issuance proposal.

Attendance at the Pioneer Special Meeting

Only Pioneer stockholders of record on the Pioneer record date, beneficial owners of Pioneer common stock on the Pioneer record date and holders of valid proxies for the Pioneer special meeting may attend the virtual Pioneer special meeting. Participating stockholders who log-on to the meeting using his, her or its unique 16-digit control number will also be able to examine the stockholder list during the Pioneer special meeting by following the instructions provided on the meeting website.

Submitting Questions for the Virtual Pioneer Special Meeting

Pioneer stockholders attending the virtual meeting will be in a listen-only mode and will not be able to speak during the webcast. However, in order to maintain the interactive nature of the virtual meeting, stockholders are able submit questions before the meeting at www.proxyvote.com.

Limitations on Submitting Questions for the Virtual Pioneer Special Meeting

Pioneer will answer questions during the Pioneer special meeting that are relevant to meeting matters, comply with the meeting rules of conduct and have been submitted prior to the start of the Pioneer special meeting, subject to time constraints. However, Pioneer reserves the right to exclude questions that are not pertinent to meeting matters or to edit profanity or other inappropriate language. Each stockholder is limited to a total of one question that must be related to the business of the Pioneer special meeting. Each question should cover only one topic and be as succinct as possible. If Pioneer receives substantially similar questions, Pioneer will group such questions together and provide a single response to avoid repetition. The questions of all Pioneer stockholders are welcome. However, the purpose of the Pioneer special meeting must be observed and questions that are not directly related to the business of Pioneer or are not otherwise in good taste, related to personal grievances or otherwise inappropriate (as determined by the chairman of the meeting) will not be answered.

Record Date

The Pioneer board has fixed the close of business on [                ], 2020 as the Pioneer record date for the determination of the Pioneer stockholders entitled to receive notice of, and to vote at, the Pioneer special meeting. The Pioneer stockholders of record on the Pioneer record date are the only Pioneer stockholders that are entitled to receive notice of, and to vote at, the Pioneer special meeting or any adjournments or postponements of the Pioneer special meeting.

Participants in the Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan

Participants in the Pioneer Natural Resources USA, Inc 401(k) Plan (the “Pioneer 401(k) Plan”) who have shares of Pioneer common stock credited to their plan account as of the record date will have the right to direct the Pioneer 401(k) Plan trustee how to vote those shares. The trustee will vote the shares in a participant’s Pioneer 401(k) Plan account in accordance with the participant’s instructions or, if no instructions are received prior to [    :    ] a.m. Central Time on [                ], 2021, the shares credited to that participant’s account will be voted by the trustee in the same proportion as it votes shares for which it did receive timely instructions. Information as to how participants voted the shares credited to their Pioneer 401(k) Plan account will not be disclosed to Pioneer. If a participant holds Pioneer common stock outside of the Pioneer 401(k) Plan, the participant will need to vote those shares separately.

Outstanding Shares as of Record Date and Voting Rights of Pioneer Stockholders

On the Pioneer record date, there were [                ] shares of Pioneer common stock issued and outstanding, held by [                ] holders of record. Each issued and outstanding share of Pioneer common stock entitles its holder of record to one vote at the Pioneer special meeting.

Stockholder List

A complete list of registered Pioneer stockholders entitled to vote at the Pioneer special meeting will be available for inspection at Pioneer’s principal executive offices at 777 Hidden Ridge, Irving, Texas 75038, during ordinary business hours, for a period of no less than ten days before the Pioneer special meeting and will be available during the virtual Pioneer special meeting at www.virtualshareholdermeeting.com/PXD21SM. If a Pioneer stockholder wants to inspect the stockholder list, such stockholder should call the Pioneer corporate secretary at (972) 444-9001 to schedule an appointment or request access.

Quorum; Abstentions and Broker Non-Votes

In order for business to be conducted at the Pioneer special meeting, a quorum must be present. A quorum at the Pioneer special meeting requires the presence of the holders of a majority of the total issued and outstanding shares of Pioneer common stock entitled to vote, present virtually or represented by proxy, at the Pioneer special meeting. An abstention occurs when a stockholder is present for purposes of a quorum by virtually attending the Pioneer special meeting and either does not vote or submits a ballot marked “abstain”. An abstention also occurs when a stockholder does not attend the meeting virtually and instead submits a proxy with an “abstain” instruction. Abstentions will be counted for purposes of determining whether there is a quorum at the Pioneer special meeting. Because it is expected that the only matter to be voted on at the Pioneer special meeting will be non-routine under NYSE rules, brokers will not have discretionary authority to vote on the Pioneer stock issuance proposal; therefore, if you do not provide voting instructions to your broker, bank or other nominee, your shares will not count towards determining whether a quorum is present and your shares will not be voted on the Pioneer stock issuance proposal.

Adjournment

If a quorum is not present or represented or if there are not sufficient votes for the approval of the Pioneer stock issuance proposal, Pioneer expects that the Pioneer special meeting will be adjourned by the chairman of the Pioneer special meeting to solicit additional proxies. In addition, the holders of a majority in voting power of Pioneer common stock entitled to vote at the Pioneer special meeting who are present online or by proxy at the Pioneer special meeting have the power to adjourn such meeting, whether or not a quorum is present. No notice of the reconvened meeting is required to be given if the date, time and place (including the means of remote communication) are announced at the Pioneer special meeting unless the reconvened meeting is more than 30 days after the date for which notice was originally given. At any reconvened Pioneer special meeting at which a quorum is present, (i) any business may be transacted that may have been transacted at the Pioneer special meeting had a quorum been present and (ii) all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the Pioneer special meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting.

Vote Required

Approval of the Pioneer stock issuance proposal requires the affirmative vote of holders of a majority of the shares of Pioneer common stock present virtually during the Pioneer special meeting or represented by proxy at the Pioneer special meeting and entitled to vote thereon. Abstentions are considered votes cast and will have the same effect as a vote “against” the Pioneer stock issuance proposal. The failure of any Pioneer stockholder to submit a vote (e.g., by not submitting a proxy and not attending and voting online at the virtual meeting) will not be counted in determining the votes cast in connection with the Pioneer stock issuance proposal and will therefore have no effect on the outcome of the Pioneer stock issuance proposal. Because the Pioneer stock issuance proposal is non-routine under NYSE rules, banks, brokers, and other nominees do not have discretionary authority to vote on the Pioneer stock issuance proposal and will not be able to vote on the Pioneer stock issuance proposal absent instructions from the beneficial owner. The failure of a beneficial owner to provide voting instructions to its bank, broker or other nominee will result in the applicable shares not being counted in determining the votes cast in connection with the Pioneer stock issuance proposal, and will therefore have no effect on the outcome of the Pioneer stock issuance proposal.

How to Vote

Pioneer stockholders of record and beneficial owners of Pioneer common stock on the Pioneer record date may vote their shares of Pioneer common stock by submitting a proxy or may vote virtually online at the Pioneer special meeting by following the instructions provided on the proxy card or voting instruction form received. Pioneer recommends that Pioneer stockholders entitled to vote submit a proxy prior to the Pioneer special meeting even if they plan to attend the virtual Pioneer special meeting.

Pioneer stockholders are encouraged to submit a proxy promptly. Each valid proxy received in time will be voted at the Pioneer special meeting according to the choice specified, if any. Executed but uninstructed proxies (i.e., proxies that are properly signed, dated and returned but are not marked to tell the proxies how to vote) will be voted in accordance with the recommendations of the Pioneer board.

Record Holders

Pioneer stockholders of record may vote in one of the following ways:

•

Internet: Pioneer stockholders of record may submit their proxy over the internet at www.proxyvote.com. Internet voting is available 24 hours a day and will be accessible until 11:59 p.m., Eastern Time (10:59 p.m., Central Time), on [                ], 2021. Stockholders will be given an opportunity to confirm that their voting instructions have been properly recorded. Pioneer stockholders who submit a proxy this way need not send in their proxy card.

•

Telephone: Pioneer stockholders of record may submit their proxy by calling 1-800-690-6903. Telephone voting is available 24 hours a day and will be accessible until 11:59 p.m., Eastern Time (10:59 p.m., Central Time), on [                ], 2021. Easy-to-follow voice prompts will guide stockholders through the voting and allow them to confirm that their instructions have been properly recorded. Pioneer stockholders who submit a proxy this way need not send in their proxy card.

•

Mail: Pioneer stockholders of record may submit their proxy by properly completing, signing, dating and mailing their proxy card or voting instruction form in the self-addressed, stamped envelope (if mailed in the United States) included with this joint proxy statement/prospectus. Pioneer stockholders who vote this way should mail the proxy card early enough so that it is received prior to the closing of the polls at the Pioneer special meeting.

•

Online During the Virtual Meeting: Pioneer stockholders of record may attend the virtual Pioneer special meeting by entering his, her or its unique 16-digit control number and vote online; attendance at the virtual Pioneer special meeting will not, however, in and of itself constitute a vote or a revocation of a prior proxy.

Beneficial Owners

Pioneer stockholders who hold their shares of Pioneer common stock beneficially in “street name” and wish to submit a proxy must provide instructions to the bank, broker or other nominee that holds their shares of record as to how to vote their shares with respect to the Pioneer stock issuance proposal. Most beneficial owners will have a choice of voting before the Pioneer special meeting by proxy over the internet, by telephone or by using a voting instruction form. Each beneficial owner of Pioneer common stock should refer to the voting instruction form received to see what options are available and how to use them. Pioneer stockholders who hold their shares of Pioneer common stock beneficially and wish to vote virtually at the Pioneer special meeting may do so by attending the special meeting, entering his, her or its unique 16-digit control number and voting their shares electronically; however attendance at the virtual Pioneer special meeting will not, in and of itself, constitute a vote or a revocation of a prior proxy.

Proxies and Revocation

Pioneer stockholders of record may revoke their proxies at any time before their shares of Pioneer common stock are voted at the Pioneer special meeting in any of the following ways:

•

delivering written notice of revocation of the proxy to Pioneer’s corporate secretary at Pioneer’s principal executive offices at 777 Hidden Ridge, Irving, Texas 75038, by no later than [    :    ] a.m. Central Time on [                ], 2021;

•

delivering another proxy with a later date to Pioneer’s corporate secretary at Pioneer’s principal executive offices at 777 Hidden Ridge, Irving, Texas 75038, by no later than [    :    ] a.m. Central Time on [                ], 2021 (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

•

submitting another proxy again via the internet or by telephone at a later date, by no later than [    :    ] a.m. Central Time on [                ], 2021 (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

•

attending the Pioneer special meeting virtually, using his, her or its unique 16-digit control number and voting their shares online during the meeting; attendance at the virtual Pioneer special meeting will not, in and of itself, revoke a valid proxy that was previously delivered unless you give written notice of revocation to the Pioneer corporate secretary before the proxy is exercised or unless you vote your shares online during the Pioneer special meeting.

If a Pioneer stockholder holds shares through a bank, broker or other nominee, such stockholder may change or revoke his, her or its voting instructions before the Pioneer special meeting by providing instructions again through the means specified on his, her or its voting instruction form (with most having the option to do so by internet, telephone or mail), which must be received before [    :    ] a.m. Central Time on [                ], 2021. Alternatively, a Pioneer stockholder may also revoke their proxy by attending the Pioneer special meeting virtually, using his, her or its unique 16-digit control number and voting his, her or its shares online during the meeting.

Solicitation of Proxies

Pioneer will pay for the proxy solicitation costs related to the Pioneer special meeting. In addition to sending and making available these materials, some of Pioneer’s directors, officers and other employees may solicit proxies by contacting Pioneer stockholders by telephone, by mail, by e-mail or online. Pioneer stockholders may also be solicited by, among others, news releases issued by Pioneer and/or Parsley, postings on Pioneer’s or Parsley’s websites and social media accounts and advertisements in periodicals. None of Pioneer’s directors, officers or employees will receive any extra compensation for their solicitation services. Pioneer has also retained D.F. King & Co., Inc. as its proxy solicitor to assist in the solicitation of proxies. For these proxy solicitation services, D.F. King & Co., Inc. will receive an estimated fee of approximately $20,000, plus reasonable out-of-pocket expenses and fees for any additional services. Pioneer will also reimburse banks, brokers, and other nominees for their expenses in sending proxy solicitation materials to the beneficial owners of shares of Pioneer common stock and obtaining their proxies.

Other Matters

At this time, Pioneer knows of no other matters to be submitted at the Pioneer special meeting.

Questions and Additional Information

Pioneer stockholders may contact Pioneer’s proxy solicitor with any questions about the Pioneer stock issuance proposal or how to vote or to request additional copies of any materials at:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-Free: (800) 859-8509

Email: pxd@dfking.com

THE PIONEER STOCK ISSUANCE PROPOSAL

This joint proxy statement/prospectus is being furnished to you as a stockholder of Pioneer as part of the solicitation of proxies by the Pioneer board for use at the Pioneer special meeting to consider and vote upon a proposal to approve the issuance of shares of Pioneer common stock in the mergers and other shares of Pioneer common stock reserved for issuance in connection with the mergers, in each case pursuant to the terms of the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus. Under the rules of the NYSE, a company listed on the NYSE is required to obtain stockholder approval prior to the issuance of common stock in any transaction or series of related transactions if the number of shares of common stock to be issued is equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock. If the mergers are completed, it is currently estimated that Pioneer will issue approximately 52 million shares of Pioneer common stock in connection with the mergers, which will exceed 20% of the shares of Pioneer common stock outstanding before such issuance and for this reason Pioneer must obtain the approval of Pioneer stockholders for that issuance.

In the event the Pioneer stock issuance proposal is approved by the Pioneer stockholders, but the merger agreement is terminated (without the mergers being completed) prior to the issuance of shares of Pioneer common stock pursuant to the merger agreement, Pioneer will not issue any shares of Pioneer common stock as a result of the approval of the Pioneer stock issuance proposal.

The Pioneer board has unanimously determined that the mergers and the other transactions contemplated by the merger agreement are in the best interests of, and are advisable to, Pioneer and the Pioneer stockholders, approved, adopted and declared advisable the merger agreement and the transactions contemplated thereby, and directed that the stock issuance be submitted to Pioneer stockholders for approval.

IF YOU ARE A PIONEER STOCKHOLDER, THE PIONEER BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE PIONEER STOCK ISSUANCE PROPOSAL.

PARSLEY SPECIAL MEETING

General

This joint proxy statement/prospectus is being provided to Parsley stockholders as part of a solicitation of proxies by the Parsley board for use at the Parsley special meeting and at any adjournments or postponements of such special meeting. This joint proxy statement/prospectus provides Parsley stockholders with important information about the Parsley special meeting and should be read carefully in its entirety.

Date, Time and Place of the Parsley Special Meeting

The Parsley special meeting will be a virtual meeting conducted exclusively via live webcast online at www.virtualshareholdermeeting.com/PE21SM starting at [    :    ] a.m. Central Time (with log-in beginning at [    :    ] a.m. Central Time) on [                ], 2021. Parsley stockholders will be able to attend the Parsley special meeting online and vote shares electronically at the meeting by going to www.virtualshareholdermeeting.com/PE21SM and entering the 16-digit control number included on the proxy card or voting instruction form you received. Because the Parsley special meeting is completely virtual and being conducted via live webcast, stockholders will not be able to attend the meeting in person.

Purposes of the Parsley Special Meeting

The Parsley special meeting is being held to consider and vote on the following proposals:

•

Parsley Merger Proposal: To approve and adopt the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus, and the transactions contemplated thereby (including the integrated mergers), pursuant to which, among other things, upon consummation of the mergers (i) each eligible share of Parsley Class A common stock will be converted automatically into the right to receive a number of shares of Pioneer common stock equal to the exchange ratio, with cash paid in lieu of any fractional shares of Pioneer common stock, if any, (ii) each eligible Parsley LLC unit will be converted into the right to receive a number of shares of Pioneer common stock equal to the exchange ratio, with cash paid in lieu of any fractional shares of Pioneer common stock, if any, and (iii) each share of Parsley Class B common stock will automatically be cancelled for no additional consideration.

•

Parsley Compensation Proposal: To approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Parsley’s NEOs that is based on or otherwise relates to the mergers, discussed in the section titled “The Mergers—Interests of Certain Parsley Directors and Executive Officers in the Mergers”.

Recommendation of the Parsley Board

The Parsley board unanimously recommends that Parsley stockholders vote:

•	“FOR” the Parsley merger proposal; and

•	“FOR” the Parsley compensation proposal.

This joint proxy statement/prospectus contains important information regarding these proposals and factors that Parsley stockholders should consider when deciding how to cast their votes. Parsley stockholders are encouraged to read the entire document carefully, including the annexes to and documents incorporated by reference into this joint proxy statement/prospectus, for more detailed information regarding the merger agreement and the mergers.

The Parsley Compensation Proposal

In considering the recommendations of the Parsley board, Parsley stockholders should be aware that some of Parsley’s directors and executive officers have interests that are different from, or in addition to, the interests of Parsley stockholders more generally. For additional information, please see “The Mergers—Interests of Certain Parsley Directors and Executive Officers in the Mergers.”

Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, requires that Parsley provide its stockholders with the opportunity to vote to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Parsley’s NEOs that is based on or otherwise relates to the mergers, as disclosed in this joint proxy statement/prospectus, including the compensation table and the related narrative NEO compensation disclosures set forth in “The Mergers—Interests of Certain Parsley Directors and Executive Officers in the Mergers.” This vote is commonly referred to as a “say on golden parachute” vote. Accordingly, Parsley stockholders are being provided with the opportunity to cast an advisory (i.e., non-binding) vote on those change of control payments.

Parsley stockholders should note that the Parsley compensation proposal is merely an advisory vote that will not be binding on Parsley, Pioneer or their respective boards of directors. Further, the underlying plans and arrangements are contractual in nature and not, by their terms, subject to stockholder approval. Accordingly, regardless of the outcome of the advisory vote, if the mergers are consummated, the eligibility of Parsley’s NEOs for such payments and benefits will not be affected by the advisory vote.

The vote on the Parsley compensation proposal is a vote separate and apart from the vote on the Parsley merger proposal. Accordingly, a Parsley stockholder may vote to approve one proposal and not the other. Because the vote on the Parsley compensation proposal is advisory in nature only, it will not be binding on Parsley or Pioneer, and the approval of the Parsley compensation proposal is not a condition to the completion of the mergers.

Voting by Directors and Executive Officers

On the Parsley record date, Parsley directors and executive officers, and their affiliates, as a group, beneficially owned and were entitled to vote [                ] shares of Parsley common stock, or approximately [    ]% of the issued and outstanding shares of Parsley common stock. Although none of them has entered into any agreement obligating them to do so as a director or executive officer of Parsley (other than Mr. Bryan Sheffield, Parsley’s Executive Chairman and Chairman of the Parsley board, pursuant to the Sheffield voting agreement and Mr. S. Wil VanLoh, Jr., who may be deemed to share voting and dispositive power over the Quantum voting agreement shares, pursuant to the Quantum voting agreement), Parsley currently expects that all of its directors and executive officers will vote their shares “FOR” the Parsley merger proposal and “FOR” the Parsley compensation proposal.

Voting and Support Agreement with Quantum

In connection with the execution of the merger agreement, Quantum entered into the Quantum voting agreement with respect to the Quantum voting agreement shares. As of the Parsley record date, Quantum holds and is entitled to vote in the aggregate approximately [__]% of the combined voting power of the issued and outstanding shares of Parsley common stock entitled to vote at the Parsley special meeting.

Pursuant to the Quantum voting agreement, Quantum has agreed to vote all of the Quantum voting agreement shares (i) in favor of the adoption of the merger agreement and the approval of any other matters necessary for consummation of the transactions contemplated by the merger agreement, including the mergers, subject to certain exceptions, and (ii) against specified actions that could reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect the mergers or any other transaction contemplated by the merger agreement, including specified actions that contemplate alternative transactions. Under the Quantum voting agreement, Quantum has granted to Pioneer an irrevocable proxy to vote the Quantum voting agreement shares as provided above. Subject to certain exceptions, the Quantum voting agreement restricts Quantum from transferring Parsley common stock until the earlier of the termination of the Quantum voting agreement and the effective time.

The Quantum voting agreement, including the irrevocable proxy granted thereunder, will terminate upon the date the merger agreement is validly terminated in accordance with its terms. The Quantum voting agreement is attached to this joint proxy statement/prospectus as Annex G.

Voting and Support Agreement with Bryan Sheffield

In connection with the execution of the merger agreement, Mr. Sheffield entered into the Sheffield voting agreement with respect to the Sheffield voting agreement shares. As of the Parsley record date, Mr. Sheffield holds and is entitled to vote in the aggregate approximately [__]% of the combined voting power of the issued and outstanding shares of Parsley common stock entitled to vote at the Parsley special meeting.

Pursuant to the Sheffield voting agreement, Mr. Sheffield has agreed to vote all of the Sheffield voting agreement shares (i) in favor of the adoption of the merger agreement and the approval of any other matters necessary for consummation of the transactions contemplated by the merger agreement, including the mergers, subject to certain exceptions, and (ii) against specified actions that could reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect the mergers or any other transaction contemplated by the merger agreement, including specified actions that contemplate alternative transactions. Under the Sheffield voting agreement, Mr. Sheffield has granted to Pioneer an irrevocable proxy to vote the Sheffield voting agreement shares as provided above. Subject to certain exceptions, the Sheffield voting agreement restricts Mr. Sheffield from transferring Parsley common stock or Parsley LLC units until the earlier of the termination of the Sheffield voting agreement and the effective time.

In addition, the Sheffield voting agreement contains a lock-up agreement providing that Mr. Sheffield may not, without Pioneer’s prior written consent, subject to limited exceptions, offer, sell, transfer or otherwise dispose of more than 15% of the shares of Pioneer common stock issued to Mr. Sheffield pursuant to the terms of the merger agreement for a period of 90 days following the closing date, or more than 30% of such shares for a period of 180 days following the closing date.

The Sheffield voting agreement, including the irrevocable proxy granted thereunder, will terminate upon the date the merger agreement is validly terminated in accordance with its terms. The Sheffield voting agreement is attached to this joint proxy statement/prospectus as Annex H.

Attendance at the Parsley Special Meeting

Only Parsley stockholders of record on the Parsley record date, beneficial owners of Parsley common stock on the Parsley record date and holders of valid proxies for the Parsley special meeting may attend the virtual Parsley special meeting. Participating stockholders who log-on to the meeting using his, her or its unique 16-digit control number will also be able to examine the stockholder list during the Parsley special meeting by following the instructions provided on the meeting website.

Submitting Questions for the Virtual Parsley Special Meeting

Parsley stockholders attending the virtual meeting will be in a listen-only mode and will not be able to speak during the webcast. However, in order to maintain the interactive nature of the virtual meeting, stockholders are able submit questions before the meeting at www.proxyvote.com.

Limitations on Submitting Questions for the Virtual Parsley Special Meeting

Parsley will answer questions during the Parsley special meeting that are relevant to meeting matters, comply with the meeting rules of conduct and have been submitted prior to the start of the Parsley special meeting, subject to time constraints. However, Parsley reserves the right to exclude questions that are not pertinent to meeting matters or to edit profanity or other inappropriate language. Each stockholder is limited to a total of one question that must be related to the business of the Parsley special meeting. Each question should cover only one topic and be as succinct as possible. If Parsley receives substantially similar questions, Parsley will group such questions together and provide a single response to avoid repetition. The questions of all Parsley stockholders are welcome. However, the purpose of the Parsley special meeting must be observed and questions that are not directly related to the business of Parsley or are not otherwise in good taste, related to personal grievances or otherwise inappropriate (as determined by the chairman of the meeting) will not be answered.

Record Date

The Parsley board has fixed the close of business on [                ], 2020 as the Parsley record date for the determination of the Parsley stockholders entitled to receive notice of, and to vote at, the Parsley special meeting. The Parsley stockholders of record on the Parsley record date are the only Parsley stockholders that are entitled to receive notice of, and to vote at, the Parsley special meeting or any adjournments or postponements of the Parsley special meeting.

Outstanding Shares as of Record Date and Voting Rights of Parsley Stockholders

On the Parsley record date, there were [                ] shares of Parsley Class A common stock and [                ] shares of Parsley Class B common stock issued and outstanding, held by [                ] and [                ] holders of record, respectively. Each issued and outstanding share of Parsley common stock entitles its holder of record to one vote on each matter to be considered at the Parsley special meeting. Parsley stockholders are entitled to vote on each proposal presented.

Stockholder List

A complete list of registered Parsley stockholders entitled to vote at the Parsley special meeting will be available for inspection at Parsley’s principal executive offices at 303 Colorado Street, Austin, Texas 78701, during ordinary business hours, for a period of no less than ten days before the Parsley special meeting and will be available during the virtual Parsley special meeting at www.virtualshareholdermeeting.com/PE21SM. If a Parsley stockholder wants to inspect the stockholder list, such stockholder should call Parsley’s Legal department at (512) 220-7102 to schedule an appointment or request access.

Quorum; Abstentions and Broker Non-Votes

In order for business to be conducted at the Parsley special meeting, a quorum must be present. A quorum at the Parsley special meeting requires the presence of the holders of a majority of the total issued and outstanding shares of Parsley common stock entitled to vote, present virtually or represented by proxy, at the Parsley special meeting. An abstention occurs when a stockholder is present for purposes of a quorum by virtually attending the Parsley special meeting and either does not vote or submits a ballot marked “abstain”. An abstention also occurs when a stockholder does not attend the meeting virtually and instead submits a proxy with an “abstain” instruction. Abstentions will be counted for purposes of determining whether there is a quorum at the Parsley special meeting. Because it is expected that all of the matters to be voted on at the Parsley special meeting will be non-routine under NYSE rules, brokers will not have discretionary authority to vote on any such proposal; therefore, if you do not provide voting instructions to your broker, bank or other nominee, your shares will not count towards determining whether a quorum is present and your shares will not be voted on the Parsley merger proposal or the Parsley compensation proposal.

Adjournment

If a quorum is not present or represented or if there are not sufficient votes for the approval of the merger proposal, Parsley expects that the Parsley special meeting will be adjourned by the chairman of the Parsley special meeting to solicit additional proxies. In addition, the holders of a majority of the shares represented at the

Parsley special meeting may adjourn the meeting at any time and for any reason, whether or not a quorum is present. No notice of the reconvened meeting is required to be given if the date, time and place (including the means of remote communication) are announced at the Parsley special meeting unless the adjournment is for more than 30 days. At any reconvened Parsley special meeting at which a quorum is present, (i) any business may be transacted that may have been transacted at the Parsley special meeting had a quorum been present and (ii) all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the Parsley special meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting.

Vote Required

The votes required for each proposal are as follows:

•

Parsley Merger Proposal: The affirmative vote of the holders of a majority of the outstanding shares of Parsley common stock entitled to vote on the proposal is required to approve the Parsley merger proposal. Abstentions or failures to vote, either virtually or by proxy, at the Parsley special meeting will have the same effect as a vote “against” the Parsley merger proposal. Because the Parsley merger proposal is non-routine under NYSE rules, banks, brokers, and other nominees do not have discretionary authority to vote on the Parsley merger proposal and will not be able to vote on the Parsley merger proposal absent instructions from the beneficial owner. The failure of a beneficial owner to provide voting instructions to its bank, broker or other nominee will have the same effect as a vote “against” the Parsley merger proposal.

•

Parsley Compensation Proposal: The affirmative vote of the holders of a majority of the shares of Parsley common stock present virtually during the Parsley special meeting or represented by proxy at the Parsley special meeting and entitled to vote on the proposal is required to approve the Parsley compensation proposal. Abstentions are considered shares of Parsley common stock present and entitled to vote and will have the same effect as a vote “against” the Parsley compensation proposal. Failures to submit a proxy or failures to attend and vote, either virtually or by proxy, at the Parsley special meeting will have no effect on the outcome of the Parsley compensation proposal. Because the Parsley compensation proposal is non-routine under NYSE rules, banks, brokers, and other nominees do not have discretionary authority to vote on the Parsley compensation proposal and will not be able to vote on the Parsley compensation proposal absent instructions from the beneficial owner. The failure of a beneficial owner to provide voting instructions to its bank, broker or other nominee will have no effect on the outcome of the Parsley compensation proposal.

How to Vote

Parsley stockholders of record and beneficial owners of Parsley common stock on the Parsley record date may vote their shares of Parsley common stock by submitting a proxy or may vote virtually during the Parsley special meeting by following the instructions provided on the enclosed proxy card or voting instruction form received. Parsley recommends that Parsley stockholders entitled to vote submit a proxy prior to the Parsley special meeting even if they plan to attend the virtual Parsley special meeting.

Parsley stockholders are encouraged to submit a proxy promptly. Each valid proxy received in time will be voted at the Parsley special meeting according to the choice specified, if any. Executed but uninstructed proxies (i.e., proxies that are properly signed, dated and returned but are not marked to tell the proxies how to vote) will be voted in accordance with the recommendations of the Parsley board.

Record Holders

Parsley stockholders of record may vote in one of the following ways:

•	Internet: Parsley stockholders of record may submit their proxy over the internet at www.proxyvote.com. Internet voting is available 24 hours a day and will be accessible until

11:59 p.m., Eastern Time (10:59 p.m., Central Time), on [                ], 2021. Stockholders will be given an opportunity to confirm that their voting instructions have been properly recorded. Parsley stockholders who submit a proxy this way need not send in their proxy card.

•

Telephone: Parsley stockholders of record may submit their proxy by calling 1-800-690-6903. Telephone voting is available 24 hours a day and will be accessible until 11:59 p.m., Eastern Time (10:59 p.m., Central Time), on [                ], 2021. Easy-to-follow voice prompts will guide stockholders through the voting and allow them to confirm that their instructions have been properly recorded. Parsley stockholders who submit a proxy this way need not send in their proxy card.

•

Mail: Parsley stockholders of record may submit their proxy by properly completing, signing, dating and mailing their proxy card or voting instruction form in the self-addressed, stamped envelope (if mailed in the United States) included with this joint proxy statement/prospectus. Parsley stockholders who vote this way should mail the proxy card early enough so that it is received prior to the closing of the polls at the Parsley special meeting.

•

Online During the Virtual Meeting: Parsley stockholders of record may attend the virtual Parsley special meeting by entering his, her or its unique 16-digit control number and vote online; attendance at the virtual Parsley special meeting will not, however, in and of itself constitute a vote or a revocation of a prior proxy.

Beneficial Owners

Parsley stockholders who hold their shares of Parsley common stock beneficially in “street name” and wish to submit a proxy must provide instructions to the bank, broker or other nominee that holds their shares of record as to how to vote their shares with respect to the Parsley merger proposal and the Parsley compensation proposal. Most beneficial owners will have a choice of voting before the Parsley special meeting by proxy over the internet, by telephone or by using a voting instruction form. Each beneficial owner of Parsley common stock should refer to the voting instruction form received to see what options are available and how to use them. Parsley stockholders who hold their shares of Parsley common stock beneficially and wish to vote virtually at the Parsley special meeting may do so by attending the special meeting, entering his, her or its unique 16-digit control number and voting their shares electronically; however attendance at the virtual Parsley special meeting will not, in and of itself, constitute a vote or a revocation of a prior proxy.

Proxies and Revocation

Parsley stockholders of record may revoke their proxies at any time before their shares of Parsley common stock are voted at the Parsley special meeting in any of the following ways:

•

delivering written notice of revocation of the proxy to Parsley’s corporate secretary at Parsley’s principal executive offices at 303 Colorado Street, Austin, Texas 78701, Attention: Corporate Secretary, by no later than [    :    ] a.m. Central Time on [                ], 2021;

•

delivering another proxy with a later date to Parsley’s corporate secretary at Parsley’s principal executive offices at 303 Colorado Street, Austin, Texas 78701, Attention: Corporate Secretary, by no later than [    :    ] a.m. Central Time on [                ], 2021 (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

•

submitting another proxy via the internet or by telephone at a later date, by no later than [    :    ] a.m. Central Time on [                ], 2021 (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

•

attending the Parsley special meeting virtually, using his, her or its unique 16-digit control number and voting their shares online during the meeting; attendance at the virtual Parsley special meeting will not, in and of itself, revoke a valid proxy that was previously delivered unless you give written notice of revocation to the Parsley corporate secretary before the proxy is exercised or unless you vote your shares online during the Parsley special meeting.

If a Parsley stockholder holds shares through a bank, broker or other nominee, such stockholder may change or revoke his, her or its voting instructions before the Parsley special meeting by providing instructions again through the means specified on his, her or its voting instruction form (with most having the option to do so by internet, telephone or mail), which must be received before [    :    ] a.m. Central Time on [                ], 2021. Alternatively, a Parsley stockholder may also revoke their proxy by attending the Parsley special meeting virtually, using his, her or its unique 16-digit control number and voting his, her or its shares online during the meeting.

Solicitation of Proxies

Parsley will pay for the proxy solicitation costs related to the Parsley special meeting. In addition to sending and making available these materials, some of Parsley’s directors, officers and other employees may solicit proxies by contacting Parsley stockholders by telephone, by mail, by e-mail or online. Parsley stockholders may also be solicited by, among others, news releases issued by Parsley and/or Pioneer, postings on Parsley’s or Pioneer’s websites and social media accounts and advertisements in periodicals. None of Parsley’s directors, officers or employees will receive any extra compensation for their solicitation services. Parsley has also retained Mackenzie Partners, Inc. as its proxy solicitor to assist in the solicitation of proxies. For these proxy solicitation services, Mackenzie Partners, Inc. will receive an estimated fee of approximately $25,000, plus reasonable out-of-pocket expenses and fees for any additional services. Parsley will also reimburse banks, brokers, and other nominees for their expenses in sending proxy solicitation materials to the beneficial owners of shares of Parsley common stock and obtaining their proxies.

Other Matters

At this time, Parsley knows of no other matters to be submitted at the Parsley special meeting.

Questions and Additional Information

Parsley stockholders may contact Parsley’s proxy solicitor with any questions about the Parsley merger proposal, the Parsley compensation proposal or how to vote or to request additional copies of any materials at:

Mackenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, NY 10018

Banks and Brokers Call Collect: (212) 929-5500

All Others Call Toll-Free: (800) 322-2885

Email: proxy@mackenziepartners.com

THE PARSLEY MERGER PROPOSAL

The Parsley board, after due and careful discussion and consideration, unanimously declared that the merger agreement and the transactions contemplated thereby (including the integrated mergers) were fair to, and in the best interests of, Parsley, the Parsley stockholders and the Parsley LLC unitholders and approved and declared advisable the merger agreement and the transactions contemplated thereby (including the integrated mergers).

The Parsley board accordingly unanimously recommends that Parsley stockholders vote “FOR” the proposal to approve and adopt the merger agreement and the transactions contemplated thereby (including the integrated mergers), as disclosed in this joint proxy statement/prospectus, particularly the related narrative disclosures in the sections of this joint proxy statement/prospectus titled “The Mergers” and “The Merger Agreement,” and as attached as Annex A to this joint proxy statement/prospectus.

The mergers cannot be completed without the affirmative vote of the holders of a majority of the outstanding shares of Parsley common stock entitled to vote thereon at the Parsley special meeting. Accordingly, a Parsley stockholder’s abstention from voting, a broker non-vote or the failure of a Parsley stockholder to attend the Parsley special meeting and vote will have the same effect as a vote “against” the Parsley merger proposal.

IF YOU ARE A PARSLEY STOCKHOLDER, THE PARSLEY BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE PARSLEY MERGER PROPOSAL.

THE PARSLEY COMPENSATION PROPOSAL

Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, Parsley is seeking non-binding advisory stockholder approval of the compensation of Parsley’s NEOs that is based on or otherwise relates to the mergers, as disclosed in the section of this joint proxy statement/prospectus titled “The Mergers—Interests of Certain Parsley Directors and Executive Officers in the Mergers—Quantification of Potential Payments and Benefits to Parsley’s Named Executive Officers.” The proposal gives Parsley stockholders the opportunity to express their views on the merger-related compensation of Parsley’s NEOs.

Accordingly, the Parsley board unanimously recommends that Parsley stockholders vote “FOR” the adoption of the following resolution, on a non-binding, advisory basis:

“RESOLVED, that Parsley stockholders approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Parsley’s NEOs that is based on or otherwise relates to the mergers, as disclosed pursuant to Item 402(t) of Regulation S-K under the heading “The Mergers—Interests of Certain Parsley Directors and Executive Officers in the Mergers” (which disclosure includes the compensation table and related narrative NEO compensation disclosures required pursuant to Item 402(t) of Regulation S-K).”

The vote on the Parsley compensation proposal is a vote separate and apart from the vote on the Parsley merger proposal. Accordingly, Parsley stockholders may vote to approve the Parsley merger proposal and vote not to approve the Parsley compensation proposal, and vice versa. If the mergers are completed, the merger-related compensation may be paid to Parsley’s NEOs to the extent payable in accordance with the terms of the compensation agreements and arrangements even if the Parsley stockholders fail to approve the Parsley compensation proposal.

Assuming a quorum is present at the Parsley special meeting, approval of the Parsley compensation proposal requires the affirmative vote of the holders of a majority of the shares of Parsley common stock present virtually during the Parsley special meeting or represented by proxy at the Parsley special meeting and entitled to vote thereon. Accordingly, a Parsley stockholder’s abstention from voting will have the same effect as a vote “against” the Parsley compensation proposal, while a broker non-vote or the failure of a Parsley stockholder to attend the Parsley special meeting and vote will not count as votes cast and will have no effect on the outcome of the Parsley compensation proposal.

IF YOU ARE A PARSLEY STOCKHOLDER, THE PARSLEY BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE PARSLEY COMPENSATION PROPOSAL.

THE MERGERS

This section of the joint proxy statement/prospectus describes the material aspects of the proposed mergers. This section may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus, including the full text of the merger agreement, a copy of which is attached to this joint proxy statement/prospectus as Annex A, for a more complete understanding of the proposed mergers and the transactions related thereto. In addition, important business and financial information about each of Pioneer and Parsley is included in or incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information.”

Background of the Mergers

The Parsley board, together with Parsley senior management, regularly reviews and assesses Parsley’s performance, strategy, financial position and leverage, opportunities and risks in light of current business and economic conditions, and developments in the oil and gas exploration and production sector, in each case across a range of scenarios and potential future industry developments.

The Pioneer board and Pioneer senior management regularly review and evaluate Pioneer’s long-term strategic plans and goals, opportunities, overall industry trends and Pioneer’s operations, with a focus on growing free cash flow and returning capital to stockholders. In connection with such ongoing reviews and evaluations, Pioneer senior management engages in discussions with representatives of other exploration and production companies from time to time. In connection with these activities, the Pioneer board meets periodically in the ordinary course of business to receive updates from Pioneer senior management on such discussions and to consider and evaluate potential strategic alternatives available to Pioneer, including merger and acquisition transactions. Over the past several years, Pioneer has not executed, and has not been requested to execute, any confidentiality or similar agreement or exchanged confidential information with respect to a sale of Pioneer, nor has Pioneer received any proposals containing economic terms associated with any such sale.

On January 10, 2020, through a series of transactions, Parsley acquired Jagged Peak Energy Inc., a Delaware corporation that previously traded on the NYSE under the symbol “JAG” (“Jagged Peak”), pursuant to the Agreement and Plan of Merger, dated as of October 14, 2019, among Parsley, Jackal Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parsley, and Jagged Peak (the “Jagged Peak acquisition”). Upon closing of the Jagged Peak acquisition, the Parsley board was increased by two members, and each of James J. Kleckner and S. Wil VanLoh, Jr. (Founder and Chief Executive Officer of Quantum Energy Partners) was appointed to the Parsley board. Following the completion of the Jagged Peak acquisition, Quantum became Parsley’s largest stockholder.

In connection with its continued regular reviews of outlook and strategy, the Parsley board, together with Parsley senior management, regularly discusses likely key drivers of stockholder value creation and positive stock price performance for Parsley as a publicly-traded company operating in a sector facing increasingly negative investor sentiment, due to, among other things, sector financial underperformance, commodity price volatility and the impact of increased investor focus on environmental, social and governance matters. The Parsley board noted in these discussions that investors have increasingly favored companies with large market capitalizations that have the ability to maintain strong balance sheets across commodity price cycles, generate free cash flow and return capital to stockholders, either in the form of dividends or share repurchases.

Investors’ focus on scale, strong balance sheets and the ability of issuers to return capital to stockholders was further accelerated and heightened in March 2020, when the global response to COVID-19, together with periods of increased production from foreign oil producers (most notably Saudi Arabia and Russia), resulted in steep declines in the prices of oil and NGL and severe temporary storage shortages, negatively impacting oil and gas producers located in the United States, including Parsley. In response to these events and an increased focus on risk management strategies, Parsley announced, in a series of press releases on March 13, 2020 and March 18, 2020, among other things, a restructuring of 2020 and 2021 oil swaps to provide incremental downside protection in the event of sustained low commodity prices during those years, a 40% reduction in its capital budget for 2020 and temporary 50% reductions in cash compensation for executive officers. These actions were designed to bolster Parsley’s ability to generate free cash flow, maintain its dividend and avoid incurring additional leverage.

With this backdrop, on April 21, 2020, the Parsley board at a regularly scheduled board meeting met with representatives of Parsley senior management to discuss the ongoing pandemic and market disruptions, as well as Parsley’s responsive actions to date, and Parsley’s performance, strategy, financial position and opportunities in the current market environment, including the exploration of opportunities to combine with a potential merger partner to achieve benefits of scale and efficiency. In addition, the Parsley board and Parsley senior management discussed other options that could be available to raise additional capital through conventional and alternative financing transactions, asset sales or asset monetizations. In anticipation of discussing this agenda item with the Parsley board, Parsley senior management requested that Credit Suisse review then-current market conditions, investor sentiment, historical industry trading multiples and certain considerations that the Parsley board may want to assess when considering a strategic combination, including an overview of possible counterparties. As part of this discussion, the Parsley board discussed its perspective on strategic objectives and key investment metrics that were likely to enhance investor interest in the industry in general and Parsley in particular. The Parsley board identified high quality assets in a basin that occupied a lower position on the global cost curve, low break-even inventory, the ability to generate sustainable free cash flow through the commodity price cycle with modest production growth, low leverage, a market capitalization greater than $10 billion, a low cost of capital and a strong operational track record as characteristics that would be attractive to investors. The Parsley board noted that Parsley possessed a number of these characteristics and discussed Parsley’s ability, and the timeline for Parsley, to achieve others that it did not currently possess on a stand-alone basis, such as an industry leading cost of capital, a lower debt to EBITDA leverage ratio and a market capitalization of greater than $10 billion. The Parsley board also discussed the divergence in trading multiples for companies that possessed these characteristics versus those that did not.

The Parsley board noted that Parsley senior management’s actions in response to the price war and COVID-19 had positioned Parsley to withstand an extended downturn and generate free cash flow despite challenging market conditions, but acknowledged that significant downside risk remained. The Parsley board discussed with Parsley senior management the potential benefits and drawbacks of pursuing a strategic combination, including the potential benefits to Parsley’s stockholders if Parsley were to combine in an all-stock transaction to form a company with a lower cost of capital, lower leverage and larger market capitalization than Parsley on a stand-alone basis. The Parsley board discussed with management a number of possible counterparties for a strategic combination and the respective trade-offs associated with each of these counterparties, with the Parsley board generally viewing high quality assets and inventory, balance sheet strength/access to capital and geographic overlap as important characteristics of a potential merger counterparty. The Parsley board requested that Parsley senior management continue to evaluate the possibility of a strategic combination and identify potential counterparties for further discussion after Parsley’s annual meeting of stockholders on May 21, 2020. In addition, the Parsley board requested that Parsley senior management evaluate the potential benefits of alternative financing transactions, including the monetization of Parsley’s fresh water and produced water assets.

In the weeks following the April 21, 2020 board meeting, Parsley senior management contacted its outside counsel at Vinson & Elkins regarding Vinson & Elkins’ representation of Parsley with respect to its exploration of strategic alternatives.

Over the course of the next several weeks, senior management of Parsley continued to evaluate the possibility of a strategic combination and, after considering the input from the Parsley board at the April 21, 2020 meeting, and subsequent discussions with Mr. Wil VanLoh, Jr., Mr. Bryan Sheffield and Mr. A.R. Alameddine, Parsley’s lead director, determined to recommend to the Parsley board that Parsley contact six potentially attractive merger counterparties (all of which satisfied some or all of the criteria noted above): Company A and Company B, each of which is an integrated major oil and gas company, Company C, Company D and Company E, each of which is a large, independent oil and gas company, and Pioneer. In a series of conversations with individual Parsley board members, Parsley senior management confirmed the support of the Parsley board to ascertain the potential level of interest of each counterparty in a potential combination prior to the May 21, 2020 annual meeting of Parsley stockholders.

Also during late April and early May, Parsley senior management, acting at the direction of the Parsley board given at the April 21, 2020 meeting, re-engaged with Bank of Montreal to advise Parsley on the monetization of a minority interest in Parsley’s fresh water and produced water assets, including a review of potential counterparties and financial analysis of potential transaction terms, pursuant to an engagement letter originally entered into by Parsley and Bank of Montreal on July 24, 2019.

On May 15, 2020, Matt Gallagher, the President and Chief Executive Officer of Parsley, contacted a representative of Company C and Mr. Scott Sheffield, President and Chief Executive Officer of Pioneer, to inquire as to whether either company would be interested in evaluating a combination with Parsley.

Later that week, Mr. Bryan Sheffield and Mr. Scott Sheffield discussed market conditions and industry consolidation in general. During the course of this general discussion, they discussed potential candidates for industry consolidation, including Company C, and the possibility of a three-party combination with Company C.

Mr. Scott Sheffield then discussed with Messrs. Dealy and Berg whether to contact Company C regarding a potential three-party combination with Parsley and Pioneer. Although not known to Parsley, from time to time over several years, representatives of Pioneer and Company C had discussed the possibility of a business combination, most recently at a series of meetings held between senior management of both companies between November 2019 and January 2020. Similarly, from time to time over several years, Parsley had evaluated the possibility of a combination with Company C.

On May 18, 2020, after indicating preliminary interest in exploring a combination with Parsley, Pioneer executed a mutual confidentiality agreement with Parsley. In addition, Messrs. Mark Berg, Executive Vice President, Corporate Operations, of Pioneer, and Rich Dealy, Executive Vice President and Chief Financial Officer of Pioneer, informed Mr. Gallagher that Mr. Scott Sheffield would not participate in any substantive negotiations of any potential combination with Parsley, given the fact that Mr. Bryan Sheffield, Mr. Scott Sheffield’s son, was the Executive Chairman of the Parsley board and the second largest stockholder of Parsley, owning approximately 7.8% of the company. Through the course of discussions on May 18 and May 19, 2020, and after receiving input from their respective legal advisors, Messrs. Gallagher, Berg and Dealy agreed that neither Mr. Scott Sheffield nor Mr. Bryan Sheffield would participate in any substantive discussions or negotiations between the companies related to a potential combination of their respective companies and that each company would direct its representatives to communicate with the other company accordingly.

Mr. Bryan Sheffield and Mr. Gallagher determined to share responsibilities for contacting the other potential merger counterparties identified by the Parsley board based on their existing relationships with representatives of each company. On May 19, 2020, Mr. Bryan Sheffield contacted representatives of each of Company B and Company D and Mr. Gallagher contacted a representative of Company A to discuss whether such companies may have interest in evaluating a strategic combination with Parsley. During these initial conversations, a representative of Company B indicated the company might be interested in an all-stock combination, but only one that was completed with no premium received by Parsley stockholders, and a representative of Company D also indicated that while they would evaluate a potential combination, any combination would also have to be at no premium. The representative of Company A indicated he would review the matter internally and follow up in a couple of weeks. Mr. Bryan Sheffield requested that the representatives of each of Company B and Company D communicate with Mr. Gallagher if they later determined to pursue a strategic combination.

Also, on May 19, 2020, the Chief Executive Officer of Company C requested an in-person meeting with Mr. Gallagher to further discuss a potential combination of Parsley and Company C.

On May 21, 2020, at a regularly scheduled meeting of the Pioneer board, Mr. Dealy and Mr. Christopher Paulsen, Vice President, Business Development, of Pioneer, presented on the potential combination between Pioneer and Parsley as an opportunity to acquire synergistic acreage and production in a transaction that would be highly accretive to cash flows, provide the combined company with a scale advantage relative to its peers and result in strong operational synergies due to, among other things, reduced facilities, capital and operating expenses. Pioneer senior management also outlined the procedural protections agreed to between Pioneer and Parsley (including that Mr. Scott Sheffield and Mr. Bryan Sheffield would not be involved in substantive discussions and negotiations between the companies) and confirmed that Mr. Scott Sheffield would serve only in an advisory capacity to Pioneer senior management in connection with the potential combination. The Pioneer board authorized Pioneer senior management (excluding Mr. Scott Sheffield) to continue working with Parsley to refine the financial analyses regarding the potential combination in advance of presenting any recommendation to proceed to the Pioneer board at a future meeting.

Also on May 21, 2020, the Parsley board convened a special board meeting following Parsley’s regularly scheduled annual meeting of stockholders. During such meeting, senior management of Parsley reviewed with the Parsley directors the company’s updated long-term financial forecasts, utilizing a variety of commodity price cases, and the Parsley board discussed the prospects of Parsley on a stand-alone basis, particularly given the consensus amongst the members of the Parsley board that there was a significant chance of an extended period of low commodity prices over the coming years. In addition, senior management of Parsley provided an update on its outreach to potential transaction counterparties, including advising the Parsley board of the initial outreach to Pioneer, Company A, Company B, Company C and Company D. Mr. VanLoh also reported to the Parsley board that, consistent with prior discussions, he intended to contact a representative of Company E to solicit interest in a potential strategic combination and direct Company E’s representatives to contact Mr. Gallagher for any follow-up discussions. Mr. Gallagher also provided the Parsley board with an update on the initial due diligence discussions with Pioneer, which were focused on potential synergies, and discussed with the Parsley board the procedural protections that Pioneer and Parsley had agreed to implement to limit the role of Mr. Scott Sheffield and Mr. Bryan Sheffield in substantive discussions and negotiations between the companies, given their familial relationship, and the Parsley board indicated its support for this approach.

Following the update on process to date, the Parsley board, together with Parsley senior management, discussed the potential benefits of a strategic combination compared to Parsley’s continued operation as a stand-alone company, as well as the likely benefits and drawbacks of a combination with each of the identified potential counterparties, and the likely willingness and ability of each potential counterparty to consummate a transaction. The Parsley board’s discussion was aided by certain information Credit Suisse had reviewed with Parsley management, including information covering the current mergers and acquisitions environment and an overview of several potential acquirers. The Parsley board discussed its views that some of the key benefits to be derived from a merger were consolidating into a larger company with a stronger balance sheet, lower cost of capital and enhanced ability to return capital to investors, while some of the key risks of a merger were transacting at a time of depressed equity values and the possible dilution of Parsley’s high quality, pure-play Permian acreage. Given these benefits and risks, the Parsley board generally agreed that the ideal combination would be structured as a stock-for-stock merger with another company with a significant Permian presence and strong balance sheet, in a transaction that would permit Parsley stockholders to benefit from ownership in a more attractive equity security and the synergies and growth of the pro forma company. The Parsley board also generally agreed that continuing to evaluate a potential combination was in the best interest of Parsley and its stockholders, given the identified challenges facing Parsley on a stand-alone basis. At the conclusion of the discussion, the Parsley board authorized senior management to continue discussions with the identified potential counterparties regarding a potential combination. In addition, the Parsley board requested that senior management of Parsley continue to work in parallel with the Bank of Montreal to identify opportunities to monetize a minority interest in Parsley’s water assets through a competitive bid process.

Following the meeting of the Parsley board on May 21, 2020, Mr. VanLoh contacted a representative of Company E to inquire if the company had an interest in evaluating a strategic combination with Parsley. The representative of Company E indicated that they would evaluate and respond within a week or so.

On May 28, 2020, Messrs. Gallagher and Roberts met with representatives of Company C to discuss a potential combination of Parsley and Company C. During these discussions, the representatives of Company C did not propose economic terms of a proposed combination but indicated that Company C would evaluate a potential combination and respond in a timely manner to Mr. Gallagher.

Also on May 28, 2020, Mr. Gallagher spoke to a representative of Company B to discuss a potential combination. During that discussion, the Company B representative indicated that Company B would be interested in pursuing a no-premium, all-stock combination and could move quickly towards a transaction on those terms. Following the discussion, Mr. Gallagher updated Mr. Alameddine.

On May 30, 2020, Mr. Gallagher contacted Mr. Scott Sheffield at Pioneer to advise him that Parsley had received an indication of interest from a third party (Company B) regarding a combination, and that if Parsley elected to move forward with the transaction, it would likely move very quickly. Mr. Scott Sheffield indicated that he would inform Messrs. Berg and Dealy of Mr. Gallagher’s message.

On June 1, 2020, Messrs. Berg and Dealy contacted Mr. Gallagher and advised him that, due to certain factors, including the significant macroeconomic uncertainty around oil demand and Parsley’s relatively high debt burden, and in light of the timeframe proposed, Pioneer was unwilling to pursue a combination with Parsley at that time.

Also on June 1, 2020, a representative of Company E contacted Mr. VanLoh and advised him that, after evaluating a potential combination with Parsley, Company E had determined that they were not interested in pursuing a potential transaction with Parsley.

Also during the week of June 1, 2020, representatives from Company C followed up with Mr. Gallagher to communicate that they had determined not to pursue a possible combination with Parsley at that time, but that they might be interested in pursuing a combination in 2021.

On June 5, 2020, Messrs. Gallagher and Roberts met with a representative of Company B. At that meeting, the Company B representative reaffirmed Company B’s interest in a no-premium, all-stock combination, and advised that Company B was not interested in participating in a formal marketing process through an investment bank, and therefore would like Parsley to sign an exclusivity agreement. Mr. Gallagher advised the Company B representative that he thought the Parsley board would be unlikely to grant exclusivity without some indication of a premium.

On June 6, 2020, Mr. Scott Sheffield discussed with Mr. Ken Thompson, Chairman of the Pioneer board, a potential three-party combination with Parsley and Company F, an independent oil and gas company.

On or around the same day, Mr. Bryan Sheffield and Mr. Scott Sheffield discussed market conditions and industry consolidation in general. During the course of the general discussion, they discussed potential candidates for industry consolidation such as Company G, a large, independent oil and gas company, and they discussed the possibility of a three-party combination with Company G. Although not known to each other, from time to time over several years, each of Pioneer and Parsley had evaluated the possibility of a combination with Company G and had independently discussed the possibility of such a combination with representatives of Company G.

On June 8, 2020, Messrs. Berg and Dealy contacted Mr. Gallagher and suggested that Parsley consider a three-party combination involving either Parsley, Pioneer and Company F or Parsley, Pioneer and Company G. Mr. Gallagher indicated that if Pioneer made a proposal of this nature, Mr. Gallagher would take such proposal to the Parsley board for consideration.

On June 9, 2020, a representative of Company A contacted Mr. Gallagher and informed him that, after evaluating a potential combination with Parsley, Company A would not make a proposal regarding a combination at that time.

On June 10, 2020, Mr. Bryan Sheffield contacted a representative of Company G to ascertain whether Company G had any interest in pursuing a strategic combination with Parsley.

On June 11, 2020, Mr. Scott Sheffield contacted a representative of Company F to discuss Company F’s potential interest in a three-party combination with Parsley and Pioneer. On the same day, a representative of Company B contacted Mr. Gallagher to further stress the importance of exclusivity to Company B and reaffirm Company B’s interest in a possible combination with Parsley on a no or low premium basis. Also on June 11, 2020, Mr. Berg contacted Mr. Gallagher and indicated that Pioneer had engaged in productive discussions with Company F, which was open to considering the possibility of a three-party combination. Mr. Gallagher indicated that he would present any formal proposal to the Parsley board for consideration.

On June 12, 2020, Mr. Scott Sheffield contacted Mr. Alameddine to discuss Mr. Scott Sheffield’s discussions with Company F and the ongoing discussions with Parsley generally. Mr. Scott Sheffield indicated that Messrs. Berg and Dealy would lead any aspect of the negotiations involving Parsley.

Also on June 12, 2020, the Parsley board met to receive an update from Parsley senior management on ongoing discussions regarding a potential strategic combination, including the potential three-party combination involving Pioneer and Company F and discussions with Company B regarding a potential combination. Parsley management also advised the Parsley board that its outreach to Company A, Company C, Company D, Company E and Company G had not resulted in any indications of interest from those parties in pursuing a combination at this time. The Parsley board discussed each of Company B and the potential three-party combination with Pioneer and Company F, and authorized Mr. Gallagher to continue discussions for each prospective transaction, but instructed him that that a no-premium to single digit premium combination would not be attractive. In addition, the Parsley board authorized Mr. Alameddine, Mr. VanLoh, Mr. Bryan Sheffield and Mr. Gallagher, as a small committee, to evaluate any formal proposals to ensure that the terms justified consideration of the full board.

Following the Parsley board meeting, Mr. Gallagher called Mr. Berg to advise him that the Parsley board was evaluating whether to grant exclusivity to another potential counterparty, and thus Pioneer should move quickly to make a formal proposal. Mr. Gallagher emphasized that the Parsley board was not likely to accept a proposal that did not include an appropriate premium reflecting Parsley’s contribution to the pro forma company. Following such call, Messrs. Berg, Dealy and Scott Sheffield updated Mr. Thompson on Mr. Berg’s discussions with Mr. Gallagher and determined to call a meeting of the Pioneer board to discuss a potential three-party combination with Parsley and Company F.

On June 13, 2020, Mr. Berg contacted Mr. Gallagher to inform him that, following a meeting on that date of the Pioneer management committee, comprised of Messrs. Scott Sheffield, Berg, Dealy and several other members of Pioneer senior management, the management committee determined to support Pioneer’s continued pursuit of a three-party combination with Parsley and Company F.

On June 15, 2020, the Pioneer board held a meeting at which Pioneer senior management provided an overview of its evaluation of potential strategic initiatives available to Pioneer, including an analysis of the potential strengths, weaknesses, opportunities and threats in connection with pursuing a three-party combination involving Parsley and Company F. Pioneer senior management also provided an update on discussions held with representatives of Parsley and Company F regarding the potential transaction and remaining key due diligence items. The Pioneer board also discussed, together with Morris, Nichols, Arsht & Tunnell LLP, Pioneer’s Delaware legal advisor (“Morris Nichols”), the appropriate procedural protections related to Mr. Scott Sheffield’s involvement in any potential combination involving Parsley in light of the familial relationship. In particular, these procedural protections included restrictions on Mr. Scott Sheffield’s participation in substantive negotiations with Parsley and the recusal of Mr. Scott Sheffield from any deliberations of Pioneer’s disinterested directors meeting in executive session regarding a potential combination with Parsley. At the conclusion of the meeting, the Pioneer board indicated its support of Pioneer senior management conducting further due diligence on Parsley and Company F in order to provide the Board with a recommendation as to whether Pioneer should proceed with negotiating a potential three-party combination, and the Pioneer board approved Mr. Scott Sheffield’s leading the negotiations with Company F.

During its initial evaluation of a potential three-party combination with Parsley and Company F, Pioneer was advised by Goldman Sachs and The Klein Group LLC.

Also on June 15, 2020, Mr. Gallagher contacted a representative of Company B to advise him that the Parsley board was not willing to grant exclusivity at this time based on the Company B proposal.

Over the next several weeks, each of Parsley, Pioneer and Company F continued to explore the potential three-party combination, including conducting diligence on each other’s assets and operations and potential synergies.

On June 18, 2020, Messrs. Gallagher and Alameddine of Parsley had a call with Messrs. Berg, Dealy and Thompson to discuss and reconfirm each side’s agreement with respect to the recusal of each of Mr. Scott Sheffield and Mr. Bryan Sheffield from substantive discussions and negotiations between Pioneer and Parsley. Mr. Scott Sheffield also contacted Mr. Bryan Sheffield on that date to reconfirm such arrangement.

On June 19, 2020, Pioneer and Parsley entered into a second mutual confidentiality agreement that superseded the May 18, 2020 agreement, and which contained mutual customary standstill obligations in favor of each party, subject to the ability to privately communicate with the other party’s board of directors in a manner that would not be reasonably likely to place either party under a legal obligation to make a public announcement. The confidentiality agreement also contained a “fall away” provision rendering the standstill obligations inapplicable upon certain events related to a change of control transaction involving the other party. Each of Parsley and Pioneer also entered into separate confidentiality agreements with Company F with respect to a potential three-party combination on substantially the same terms.

On June 19, 2020, Pioneer engaged Gibson, Dunn & Crutcher LLP (“Gibson Dunn”) to represent Pioneer in connection with a possible combination involving Parsley and Company F.

On June 24, 2020, a representative of Company G contacted Mr. Bryan Sheffield and informed him that Company G was not interested in a potential combination with Parsley at that time.

On June 29, 2020, at a meeting of the Pioneer board, Pioneer senior management provided the Pioneer board with an update on the ongoing discussions with Parsley and Company F.

On July 20, 2020, Parsley and Bank of Montreal amended their July 24, 2019 engagement letter to reflect the current anticipated structure, fees and advisory services to be provided by Bank of Montreal with respect to a potential monetization of a minority interest in Parsley’s water assets.

On July 21, 2020, Mr. Gallagher, Mr. Ryan Dalton, Executive Vice President–Chief Financial Officer of Parsley, and Mr. VanLoh met with Messrs. Dealy, Berg and Scott Sheffield of Pioneer, as well as representatives of Company F, to discuss potential economics for a three-party combination. During the course of these discussions, representatives of Pioneer and Company F indicated that they had been working under the assumption that Parsley stockholders would receive an approximate 5% to 10% premium, though that premium was potentially under pressure due to the recent runup in the price of Parsley Class A common stock compared to the price performance of Pioneer common stock. On July 20, 2020, the closing price of Parsley Class A common stock was $10.66 per share, compared to $96.91 per share for Pioneer common stock, implying a 0.1099 exchange ratio assuming a no-premium transaction, and an exchange ratio range of 0.1154 to 0.1209 assuming a 5% to 10% premium range. The representatives of Parsley indicated that they believed a transaction on such terms would undervalue Parsley’s contributions to the combined company, but indicated they would discuss such potential transaction with senior management of Parsley and the Parsley board.

That same afternoon, Messrs. Gallagher and VanLoh reconvened with Messrs. Bryan Sheffield and Alameddine to discuss the terms of the combination that had been proposed at the meeting earlier that day. After the discussion, Messrs. Gallagher, Alameddine, VanLoh and Bryan Sheffield agreed that, based on the Parsley board’s previous instructions regarding a no to single-digit premium proposal, the proposed terms were not attractive enough to warrant any further discussions regarding the potential combination. Later that night, Mr. Gallagher informed Mr. Dealy that Parsley was no longer interested in pursuing a three-party combination, given the proposed terms. Mr. Gallagher reiterated that Parsley was seeking a premium in the three-party combination in excess of 20%.

Following their call with Mr. Gallagher, Messrs. Dealy and Berg determined to stop work on the potential three-party combination and communicated the same to the Pioneer board. Mr. Scott Sheffield separately communicated this determination to representatives of Company F. At a meeting of the Pioneer board held on July 31, 2020, Pioneer senior management updated the Pioneer board on, among other things, the conclusion of discussions regarding the potential three-party combination.

On August 4, 2020, at a regularly scheduled meeting of the Parsley board, Mr. Gallagher recapped the history of negotiations with the prospective counterparties, including the unsuccessful negotiation to enter into a three-party combination with Pioneer and Company F due to the lack of an appropriate premium for Parsley stockholders. The Parsley board discussed market conditions and reiterated its strategic goals of lowering leverage, generating sustainable free cash flow and moderate growth through cycles and achieving greater market capitalization and operational scale.

On August 11, 2020, Mr. Scott Sheffield had separate discussions with representatives of Company G and Company C regarding potential combinations, including the possibility of a three-party combination involving such company, Pioneer and either Parsley or Company F.

On August 19, 2020, at a regularly scheduled meeting of the Pioneer board, Mr. Dealy provided an overview of Pioneer’s strategic initiatives, and the Pioneer board discussed Pioneer’s competitive position, opportunities, prospects and long-term strategy, including the options of continuing to operate as a stand-alone company or acquiring additional assets in the Permian Basin. Pioneer senior management discussed with the Pioneer board the merits of adding scale in the Permian Basin, including the addition of inventory at attractive valuations, improved cash flow and free cash flow generation, continued levels of low leverage and the ability for Pioneer to enhance its investment thesis.

On August 20, 2020, Mr. Gallagher contacted Mr. Scott Sheffield to express his disappointment that the parties’ discussions regarding a potential combination had failed and to highlight some of the potential benefits of a merger between the parties. Mr. Gallagher advised Mr. Scott Sheffield regarding Parsley’s view that a combination of Parsley and Pioneer would result in significantly greater synergies than Pioneer was assuming, including through the refinancing of Parsley’s indebtedness on more attractive terms. Mr. Scott Sheffield suggested that Mr. Gallagher review the synergies discussion with Mr. Dealy, and such a review took place on August 28, 2020.

Over the next several weeks, senior management of Parsley and Pioneer continued to analyze potential synergies related to a transaction and to conduct other due diligence, including in respect of Parsley’s debt and other items that might result in potential synergies achievable through a potential combination.

On September 5, 2020, Mr. Scott Sheffield called Mr. Alameddine, who expressed a continued belief in Parsley’s status as an attractive acquisition target and indicated that the company had received strong expressions of interest from a third party. Mr. Alameddine communicated his belief that the Parsley board would be willing to recommence discussions at a range of 15% to 20% or potentially higher premium, and Messrs. Scott Sheffield and Alameddine moved to schedule a call between the parties’ senior management. Mr. Scott Sheffield informed Mr. Thompson of his conversation with Mr. Alameddine the following day.

On September 14, 2020, the Pioneer board held a meeting, during which representatives of Pioneer senior management provided an update on a potential business combination with Parsley and discussed investor materials recently made publicly available by Parsley. In addition, the Pioneer board discussed with representatives of Morris Nichols recent developments and communications regarding the potential combination with Parsley.

On September 16, 2020, Messrs. Berg and Dealy had a call with Mr. Gallagher, during which they discussed the Pioneer board’s process with respect to evaluating a potential combination with Parsley. On the same day, Mr. Thompson had a call with Mr. Alameddine, during which Mr. Thompson provided an update on the Pioneer board’s process and Mr. Alameddine discussed the Parsley board’s expectations regarding the receipt of a premium in any potential combination within the range of 15% to 20% and potentially higher.

On September 21, 2020, the Parsley board met to review the possible sale of a minority equity interest in Parsley’s fresh water and produced water assets. The Parsley board discussed the strategic rationale for the proposed transaction, and senior management reported that they had selected a preferred counterparty and reviewed with the Parsley board the material terms of the proposed transaction. The Parsley board authorized senior management to continue negotiations with the prospective counterparty and requested a follow-up call to discuss progress.

On September 23, 2020, Mr. Bryan Sheffield contacted a representative of Company B to discuss market conditions and industry consolidation in general. He discussed Parsley’s assets and other characteristics and expressed his belief that Parsley’s stockholders should receive a premium should the company be acquired.

On September 28, 2020, the Parsley board met to further discuss a possible sale of a minority equity interest in Parsley’s water assets. After further discussion regarding the material terms of and strategic rationale for the proposed transaction, the Parsley board authorized senior management to finalize the legal agreements and approved the transaction, contingent upon the counterparty agreeing to make certain concessions on the financial terms.

On October 1, 2020, the Pioneer board met to discuss, among other things, the ongoing review by Pioneer’s management committee of strategic initiatives available to Pioneer. At such meeting, Pioneer senior management discussed with the Pioneer board the strengths and weaknesses of pursuing a stand-alone plan focused on maintaining Pioneer’s pure-play Permian strategy and exploiting Pioneer’s existing assets compared with near-term opportunities relating to acquiring the assets of others that would be accretive to cash flow and free cash flow and further improve its investment thesis. Pioneer senior management also discussed with the Pioneer board other strategic initiatives, including a possible sale of Pioneer. Following Pioneer senior management’s discussion of strategic initiatives, representatives of Goldman Sachs reviewed historical premia paid in precedent transactions based on publicly available information. The Pioneer board also discussed with Pioneer senior management, Gibson Dunn and Morris Nichols the procedural protections restricting the involvement of Mr. Scott Sheffield in substantive discussions and negotiations with Parsley and the recusal of Mr. Scott Sheffield and Mr. Phillip Gobe from the discussions and deliberations by Pioneer’s disinterested directors meeting in executive session regarding the potential combination with Parsley. The Pioneer board and Mr. Scott Sheffield determined that Mr. Scott Sheffield should continue to recuse himself from substantive discussions and negotiations with Parsley and also from deliberations of Pioneer’s disinterested directors regarding a potential combination with Parsley, due to his familial relationship with Mr. Bryan Sheffield. In addition, the Pioneer board and Mr. Gobe determined that Mr. Gobe should recuse himself from such discussions and deliberations due to his position as Chairman and Chief Executive Officer of ProPetro Holding Corp., which has a significant business relationship with Pioneer that could materially benefit from a combination with Parsley. At each subsequent meeting of the Pioneer board, during executive sessions of Pioneer’s disinterested directors, Messrs. Scott Sheffield and Gobe recused themselves from the discussion and deliberations with respect to the proposed combination with Parsley.

On October 4, 2020, the Pioneer board met to further discuss the opportunity of a potential combination of Pioneer and Parsley. Pioneer senior management and representatives of Goldman Sachs, Gibson Dunn and Morris Nichols were also present at the meeting. Goldman Sachs reviewed a preliminary financial analysis with respect to a potential business combination with Parsley. Gibson Dunn and Morris Nichols then provided the Pioneer board with an overview of their fiduciary duties with respect to the evaluation of a potential combination with Parsley, after which Gibson Dunn reviewed the key terms of the draft merger agreement to be proposed to Parsley in connection with the potential combination. Following a discussion on next steps, the Pioneer board approved Pioneer senior management’s recommendation to proceed with negotiating a potential combination at a specified exchange ratio range and delegated the conduct of such negotiations to Messrs. Dealy, Berg and Thompson.

On October 5, 2020, Messrs. Berg, Dealy, Gallagher and Roberts met to discuss the strategic rationale of a potential combination, with Messrs. Thompson and Alameddine also participating in the discussions virtually. During the course of these discussions, Messrs. Berg, Dealy and Thompson delivered to the Parsley representatives, on behalf of the Pioneer board, a proposal to negotiate a combination of Parsley and Pioneer at an exchange ratio of 0.1170 to 0.1200 shares of Pioneer common stock to be received for each share of Parsley common stock (the “October 5 proposed range”). The Pioneer representatives indicated that Pioneer believed it was the right counterparty for Parsley, with complementary assets, a similar corporate culture, an investment grade balance sheet, a strong free cash flow model built to return capital to stockholders and the size and scale to attract investors, and noted that the all-stock nature of the proposed combination would provide Parsley stockholders the opportunity to participate in the upside of the combined company as macroeconomic conditions improved. The Pioneer representatives also noted that the October 5 proposed range would have represented a meaningful premium to the closing price of Parsley Class A common stock over five of the six preceding weeks, and emphasized Pioneer’s sensitivity to equity market reaction to a transaction premium perceived to be excessive, which would be to the detriment of both companies. In this regard, the parties discussed recently announced upstream consolidation transactions with modest or no premiums, including the combination of Devon Energy Corporation and WPX Energy, Inc., announced on September 28, 2020, and the acquisition of Noble Energy, Inc. by Chevron Corporation, announced on July 20, 2020. The Pioneer representatives also proposed the addition of one member of the Parsley board to the Pioneer board at closing of the proposed combination, but indicated that Pioneer was open to evaluating the appointment of two Parsley directors, subject to agreement on who those individuals would be. The Pioneer and Parsley representatives also discussed the willingness of Quantum and Mr. Bryan Sheffield to enter into voting and lock-up agreements with Pioneer in connection with the proposed combination. At the conclusion of the meeting, the Pioneer representatives indicated they were prepared to deliver a draft merger agreement to Parsley, which Pioneer provided promptly following the meeting. The Parsley representatives advised the Pioneer representatives that they would discuss Pioneer’s proposal with the full Parsley board.

On October 6, 2020, the Parsley board met to review the proposal from Pioneer and to discuss whether the proposal justified engagement of financial advisors to assist in evaluating the proposal and to commence formal negotiations regarding a potential combination. Mr. Gallagher recapped all discussions that had occurred up to this point and the Parsley board engaged in a detailed discussion regarding the strategic rationale for a combination with Pioneer. The Parsley board acknowledged the potentially significant operational and financial synergies that could be achieved, the pro forma company’s operational scale, lower cost of capital, lower debt ratios, high asset quality, and its ability to generate free cash flow, return capital to stockholders, and deliver moderate production growth. The Parsley board also noted that the combined company would be the largest Permian-only independent, which it viewed as a potential differentiator for attracting investors and generating positive stock performance. In addition, the Parsley board discussed Parsley and Pioneer’s shared dedication to environmental, social, and governance performance, which it indicated would be critical for generating stockholder value in the long term. The Parsley board also discussed the pros and cons of continuing as a stand-alone company, including the risk of an extended downturn caused by COVID-19, ongoing industry consolidation and negative investor sentiment towards the sector, the combination of which might further erode Parsley’s trading multiples in comparison to larger competitors.

Based on this discussion, the Parsley board generally agreed that Pioneer was a very attractive potential merger partner, but that Parsley should seek an exchange ratio in excess of the October 5 proposed range before commencing negotiations of transaction documents. The Parsley board authorized Mr. Gallagher to continue discussions and seek a higher exchange ratio range from Pioneer, between the range of 0.1295 and 0.1315, which at such time represented premiums ranging from 12.29% to 14.03%, 20.79% to 22.65% and 23.26% to 25.16% to the Parsley common stock price based on the October 5, 2020 closing price, the average closing price for the 10-trading days prior and up to October 5, 2020 and the average closing price for the 30 trading days prior and up to October 5, 2020, respectively. After discussion of the relative merits of a combination with other counterparties and the likelihood of other potential counterparties being willing to pursue a transaction on more attractive terms than the October 5 proposed range, the Parsley board agreed that Mr. Gallagher should contact each of Company B and Company C and indicate that Parsley may be pursuing a strategic transaction in the relatively near term and gauge whether there had been any development in either party’s interest in evaluating a combination with Parsley. Finally, the Parsley board, together with Parsley senior management, discussed the formal engagement of legal and financial advisors, given the possibility that Parsley may soon engage in formal merger negotiations, and agreed to ask Parsley’s outside legal counsel, Vinson & Elkins, together with representatives from Credit Suisse, to participate in a Parsley board meeting later that week.

Following the Parsley board meeting, Mr. Gallagher called Mr. Dealy to discuss the Parsley board’s proposed exchange ratio range of 0.1295 to 0.1315 as well as its proposal for the appointment of two Parsley directors to the Pioneer board. Mr. Gallagher indicated that he believed the parties could quickly conclude negotiations of the merger agreement if there was agreement on the exchange ratio. On the following day, Messrs. Berg and Dealy called Mr. Gallagher to narrow the proposed exchange ratio range to 0.1190 to 0.1200. Mr. Gallagher indicated that he would discuss the proposal with the Parsley board.

On October 8, 2020, Mr. Gallagher reinitiated contact with representatives of each of Company B and Company C to gauge whether either party would have interest in pursuing a combination with Parsley.

On October 8, 2020, the Parsley board met to further consider the possibility of pursuing a combination with Pioneer. Members of Parsley senior management as well as representatives of Vinson & Elkins and Credit Suisse attended the meeting.

At the outset of the meeting, representatives of Vinson & Elkins reviewed with the members of the Parsley board their fiduciary duties with respect to the evaluation of a potential strategic combination. In addition, representatives of Vinson & Elkins discussed legal considerations related to actual or potential conflicts that could arise in connection with the evaluation of a strategic transaction, including the fact that the TRA holders (including Messrs. Bryan Sheffield, Gallagher, Dalton, and other officers) would be entitled to material early termination payments upon consummation of a transaction such as a combination with Pioneer (pursuant to the arrangement established at the time of Parsley’s IPO), as well as the familial relationship between Mr. Bryan Sheffield and Mr. Scott Sheffield.

Following the discussion of fiduciary duties led by Vinson & Elkins, representatives of Credit Suisse reviewed with the Parsley board certain information and financial aspects relating to a possible combination of Parsley and Pioneer. During the course of their presentation, representatives of Credit Suisse reviewed and discussed with members of the Parsley board and senior management the underperformance of the upstream oil and gas sector relative to other market sectors and the challenges associated with market positioning and attracting investor interest. Credit Suisse also reviewed selected preliminary financial information with respect to a potential combination with Pioneer and discussed certain other aspects relating to the potential combination. Representatives from Credit Suisse also discussed certain other potential counterparties and reviewed the challenges, based on the response of the market to recent strategic transactions in the upstream oil and gas sector, in attracting a high premium in the near term. At the conclusion of the meeting, the Parsley board determined to continue to seek a higher exchange ratio from Pioneer, and authorized a formal response to Pioneer that the

Parsley board would be willing to engage advisors and fully evaluate a proposed combination at no lower than a 0.1250 exchange ratio. The Parsley board also determined, following a review of Credit Suisse’s credentials and considering its experience on similar transactions within the industry, as well as its significant knowledge of Parsley’s assets, to formally engage Credit Suisse to provide advice to the Parsley board should it determine to proceed with negotiations of a combination with Pioneer. Credit Suisse was subsequently retained by Parsley to act as its financial advisor with respect to a possible business combination or similar transaction.

On October 9, 2020, Mr. Alameddine contacted Mr. Thompson to advise him of the outcome of the Parsley board meeting the prior day, and to discuss economic terms of a potential combination. Mr. Alameddine indicated to Mr. Thompson that the Parsley board was prepared to move forward with formal negotiations and evaluations of a combination with Pioneer at an exchange ratio of 0.1256. During the course of these discussions, Mr. Thompson advised Mr. Alameddine of the importance of understanding Parsley’s position on certain terms set forth in the initial draft merger agreement provided by Pioneer on October 5, 2020, including the mutual “force the vote” covenants that would preclude either Parsley or Pioneer from terminating the merger agreement to accept a superior proposal, equivalent termination fees payable upon a termination in connection with a change in board recommendation by other party, the execution of voting agreements with Parsley’s two largest stockholders, Quantum and Mr. Bryan Sheffield, and the agreement of Quantum and Mr. Bryan Sheffield to subject the Pioneer common stock they would receive in the merger to post-closing lock-ups. Mr. Alameddine also emphasized that Parsley was actively negotiating the potential sale of a minority equity interest in Parsley’s water assets and that time was of the essence if Pioneer wished to proceed because Parsley was not willing to delay the potential water transaction for an extended period. Also on that day, Mr. Gallagher called Mr. Scott Sheffield to discuss a potential three-party combination with Company C.

On October 11, 2020, the Pioneer board held a meeting to discuss the proposed combination with Parsley. Certain members of Pioneer senior management and representatives of Gibson Dunn, Morris Nichols, Goldman Sachs and Sard Verbinnen & Co. (“Sard Verbinnen”), Pioneer’s public relations advisor, were also in attendance. Mr. Dealy provided an update on negotiations with Parsley management, outlining the counterproposal relayed by Mr. Alameddine on October 9, 2020, and recommended that the Pioneer board provide Pioneer senior management with authority to continue negotiations with Parsley management at a proposed exchange ratio of 0.1230 at a one-day premium of no more than 10%, with 180-day post-closing lock-ups for Quantum and Mr. Bryan Sheffield and a termination fee payable by either party equal to 3% of Parsley’s equity value. Representatives of Goldman Sachs reviewed an updated preliminary financial analysis and discussion materials related to the potential business combination with Parsley. Finally, Sard Verbinnen discussed several public relations considerations regarding the proposed combination, provided key talking points for Pioneer senior management and the Pioneer board and outlined a communication plan for announcing a potential combination. At the conclusion of the meeting, the Pioneer board authorized Messrs. Berg, Dealy and Thompson to continue negotiations with Parsley management consistent with Mr. Dealy’s recommendations.

Later that day, Mr. Thompson and Mr. Alameddine and, separately, Messrs. Berg, Dealy and Gallagher engaged in discussions regarding the proposed exchange ratio for a combination of Parsley and Pioneer. During these discussions, the Pioneer representatives indicated the Pioneer board would be interested in pursuing a transaction at a 0.1230 exchange ratio, but not at a higher exchange ratio. Based on the Parsley board’s instructions at its October 8, 2020 meeting, Mr. Alameddine advised Mr. Thompson that the proposed exchange ratio was insufficient, and that the Parsley board was not willing to continue negotiations on such terms, and negotiations among the parties ceased. Messrs. Alameddine and Gallagher informed the Parsley board later that day that discussions had ceased, and on the following day, Mr. Dealy informed the Pioneer board of the same.

Also on October 11, 2020, a representative from Company B contacted Mr. Gallagher and advised him Company B would not make an offer at this time. On October 13, 2020, a representative from Company C similarly advised Mr. Gallagher that Company C was not prepared to pursue a combination at that time.

On October 13, 2020, media outlets reported that ConocoPhillips was in talks to acquire Concho Resources Inc. (“Concho Resources”), a large, independent, Permian-pure play exploration and production company, and a key competitor of Pioneer and Parsley. Following these media reports, there was a general increase in trading prices of Concho Resources’ competitor companies, including Pioneer and Parsley, although Parsley’s stock price improved more, on a relative basis, than Pioneer’s, trading up 7.06%, from $9.63 to $10.31, from the close of trading on October 13, 2020 to the close of trading on October 16, 2020, compared to Pioneer’s stock price, which traded up 2.39%, from $88.15 to $90.26 during the same period.

On October 14, 2020, Mr. Thompson contacted Mr. Alameddine and advised him that the Pioneer board was scheduled to meet the following day to evaluate making a revised proposal to Parsley. Mr. Thompson inquired of Mr. Alameddine whether Parsley would be receptive to an exchange ratio equal to 0.1243, if the Pioneer board approved making such proposal. Based on the Parsley board’s instructions at its October 8, 2020 meeting, Mr. Alameddine indicated that 0.1243 was unacceptable, and that the Parsley board would support an exchange ratio of no less than 0.1252.

On October 15, 2020, the Pioneer board met to evaluate the submission of a revised proposal to Parsley. Pioneer senior management provided an overview of the history of negotiations between Pioneer and Parsley as to proposed exchange ratios and the expected synergies resulting from the proposed combination, noting that the minimum exchange ratio of 0.1252 proposed earlier that day by Mr. Alameddine was expected to be more than offset by the present value of the expected synergies and, if realized, would result in a transaction highly accretive to cash flow and free cash flow, earnings per share and return on capital employed to Pioneer stockholders. Pioneer senior management then recommended approval of an exchange ratio of 0.1252, subject to the negotiation of the final terms of the proposed combination, including proposing the appointment of up to two additional directors to the Pioneer board to be mutually agreed between Pioneer and Parsley, a reciprocal termination fee equal to 3% of Parsley’s equity value, voting agreements with Quantum and Mr. Bryan Sheffield and post-closing lock-ups on shares of Pioneer common stock received by Quantum and Mr. Bryan Sheffield in the mergers for a minimum of 180 days, subject to the ability to sell an agreed portion of such shares during such period. The Pioneer board authorized Messrs. Dealy, Berg and Thompson to proceed with definitive negotiations on the basis of the foregoing recommendations, subject to the satisfactory completion of its legal and business due diligence of Parsley.

Following the meeting, Mr. Thompson contacted Mr. Alameddine to advise him that the Pioneer board had approved proceeding with definitive negotiations of a combination with Parsley at an exchange ratio of 0.1252 shares of Pioneer common stock to be paid for each share of Parsley common stock (the “October 15 proposal”). Mr. Alameddine communicated this information to Mr. Gallagher, and the two of them communicated the October 15 proposal to the rest of the Parsley board.

Also on October 15, 2020, Pioneer contacted Morgan Stanley to engage Morgan Stanley as a financial advisor to Pioneer in connection with the potential combination with Parsley based on, among other things, Morgan Stanley’s industry experience and performance, as well as its familiarity with both Pioneer and Parsley.

On October 16, 2020, representatives of senior management of each of Parsley and Pioneer, together with representatives from their respective legal advisors at Vinson & Elkins and Gibson Dunn, discussed key workstreams and potential timelines to complete due diligence and potentially execute a merger agreement. In addition, on the afternoon of October 16, 2020, Mr. Dalton discussed with representatives of Wells Fargo Securities the possible engagement of the bank as a financial advisor with respect to a potential combination of Parsley and Pioneer.

Also on October 16, 2020, the Parsley board met to consider the revised proposal from Pioneer, with the participation of Parsley senior management and representatives from Vinson & Elkins. During the meeting, Mr. Dalton reviewed with the Parsley board an updated set of forecasts for Parsley on a stand-alone basis, which were generally consistent with the forecasts reviewed and considered by the Parsley board at the outset of its strategic alternative review during the spring of 2020, but updated for changes in commodity prices. Representatives from Vinson & Elkins also reviewed and discussed with the Parsley board key provisions of the merger agreement draft that had been provided by Pioneer on October 5, 2020, including (i) the fact that the merger agreement provided for a transaction structure that would generally result in a tax free transaction for Parsley Class A stockholders but a taxable transaction for Parsley LLC unitholders, (ii) the key conditions to closing of the merger, including receipt of stockholder approvals for both Pioneer and Parsley, (iii) the deal protection provisions, including the mutual non-solicitation and “force the vote” covenants and the proposed equivalent termination fees and expense reimbursement obligations, (iv) the request that each of Quantum and Mr. Bryan Sheffield execute voting agreements obligating them to vote in favor of the merger (even if the Parsley board changed its recommendation for the merger) and (v) the request that each of Quantum and Mr. Bryan Sheffield agree to post-closing lock-ups restricting their ability to transfer Pioneer shares for a period of time following closing of the merger. Among other things, the Parsley board discussed with the representatives of Vinson & Elkins whether it would be prudent to seek to negotiate with Pioneer an alternative transaction structure, which would likely result in tax deferral for Parsley LLC unitholders, but would present structural complexities, including creating a potentially inefficient financing structure by potentially triggering change of control provisions in certain of Pioneer’s debt agreements, increasing the risk that additional material indebtedness would be required to be refinanced or amended in connection with a combination. After discussion with its legal advisors, the Parsley board determined that it was very unlikely Pioneer would be willing to entertain such an alternative structure and that it would not be prudent to request that Pioneer consider the same, in light of other key deal terms of greater importance to Parsley stockholders as a whole. At the conclusion of the discussion of the October 15 proposal, including in comparison to the other alternatives that could be available to Parsley, the Parsley board determined to proceed towards negotiating definitive transaction documents, subject to satisfactory completion of due diligence, including financial due diligence. The Parsley board also provided Vinson & Elkins with direction as to how to respond on key terms of the merger agreement, and authorized senior management, together with Vinson & Elkins, to prepare and distribute a revised draft of the merger agreement to Pioneer, consistent with the feedback provided by the Parsley board. In addition, the Parsley board requested that Mr. Dalton proceed with the formal engagement of Wells Fargo Securities as a financial advisor.

Later on October 16, 2020, Vinson & Elkins distributed to Gibson Dunn a revised draft of the merger agreement including the following terms, as instructed by the Parsley board: (i) a no solicitation provision applicable to Parsley but a “no talk” provision applicable to Pioneer, which would restrict Pioneer’s ability to discuss alternative transaction proposals during the pendency of the merger, (ii) a “fiduciary out” applicable to Parsley, permitting the Parsley board to terminate the merger agreement to permit Parsley to enter into a definitive agreement with respect to a superior proposal, (iii) termination fees and expense reimbursement obligations payable by each of Pioneer and Parsley calculated to represent an equivalent percentage of each company’s equity value and (iv) restrictions on the ability of Pioneer to engage in certain transactions that would materially alter the nature of Pioneer between signing and closing without Parsley’s consent, including certain transactions involving the issuance of equity, the incurrence of debt or the acquisition or divestiture of material assets. In addition, at the direction of Mr. VanLoh (on behalf of Quantum) and Mr. Bryan Sheffield, the revised merger agreement indicated that while each would agree to enter into a voting agreement in support of the transaction, (a) neither party would agree to a post-closing lock-up on trading of Pioneer shares received in the merger and (b) any obligation to vote in favor of the merger would fall away upon a change in recommendation by the Parsley board.

From October 16, 2020, to October 19, 2020, Pioneer and Parsley, together with their advisors, conducted due diligence of each other, and exchanged confidential information with respect to each company, including the corporate financial forecasts of each company described under “The Mergers—Certain Pioneer Unaudited Prospective Financial and Operating Information” and “The Mergers—Certain Parsley Unaudited Prospective Financial and Operating Information.”

On October 17, 2020, following discussions with Gibson Dunn regarding the key issues presented in the revised draft of the merger agreement distributed by Vinson & Elkins the prior day, Messrs. Dealy and Berg contacted Messrs. Gallagher and Roberts to discuss such key issues. In particular, Messrs. Dealy and Berg noted that (i) Pioneer desired 180-day post-closing lock-ups from each of Quantum and Mr. Bryan Sheffield, with the lock-ups falling away on 20% of each holder’s shares after 90 days, (ii) each of Quantum and Mr. Bryan Sheffield needed to be obligated to vote in favor of the mergers, regardless of whether the Parsley board continued to recommend a transaction, (iii) the merger agreement should contain a mutual no solicitation and force the vote covenant, (iv) termination fees for both parties should be equal to 3% of Parsley’s equity value and (v) that Parsley should have less flexibility and Pioneer should have more flexibility to operate their respective businesses during the pendency of the mergers than the draft provided by Vinson & Elkins permitted. Messrs. Dealy and Berg also communicated Pioneer’s willingness to add two mutually agreed upon Parsley board members to the Pioneer board, and Pioneer’s desire to have the parties to the tax receivable agreement acknowledge their agreement with Parsley’s historical method of calculating potential liabilities under the tax receivable agreement, in an amendment to the tax receivable agreement.

Later that night, Gibson Dunn distributed a revised draft of the merger agreement to Vinson & Elkins, which draft reflected the positions outlined by Messrs. Dealy and Berg.

On October 18, 2020, representatives of Vinson & Elkins and Gibson Dunn, together with senior management from each of Parsley and Pioneer, had a call to negotiate certain provisions in the revised draft merger agreement. During the call, Mr. Roberts and the Vinson & Elkins representatives advised Pioneer and its advisors that they intended to discuss the material open deal protection and other business points with the Parsley board that evening, and would revert with a comprehensive counterproposal after that discussion.

Also on October 18, 2020, Parsley entered into an engagement letter with Wells Fargo Securities to act as financial advisor with respect to a potential transaction involving Parsley’s business, assets or equity interests, which would include a potential transaction with Pioneer.

On that same day, Pioneer entered into engagement letters with each of Goldman Sachs and Morgan Stanley, pursuant to which each of them agreed to serve as a financial advisor to Pioneer with respect to the possible acquisition of Parsley by Pioneer.

Later on October 18, 2020, the Parsley board met, with members of Parsley management and representatives of Vinson & Elkins, Credit Suisse, Wells Fargo Securities and Ernst & Young LLP in attendance, to further consider the potential combination with Pioneer. During that meeting, representatives of Credit Suisse reviewed, among other things, the implied exchange ratio represented by the then current per-share prices of the common stock of Parsley and Pioneer, the percentage premium to then current per share price of Parsley Class A common stock and percentage premium to “unaffected” price, each as implied by the October 15 proposal, explaining that “unaffected” price reflected the last closing per-share price of Parsley Class A common stock on October 13, 2020, the day before published reports of a potential acquisition of Concho Resources by ConocoPhillips. Credit Suisse also provided an overview of Parsley Class A common stock price performance and analyst price targets for each of Parsley and Pioneer and discussed certain other financial aspects of the merger. Wells Fargo Securities then presented on a preliminary basis, among other things, the valuation of Parsley on a stand-alone basis, the valuation of Pioneer on a stand-alone basis, a comparison of financial metrics of each of Parsley and Pioneer to selected public companies and a discounted cash flow analysis of each of Parsley and Pioneer.

Also during the meeting, Ernst & Young LLP reviewed with the Parsley board the key terms of the tax receivable agreement. Parsley entered into the tax receivable agreement in connection with its IPO, which IPO was completed using an “Up-C” structure. In an Up-C structure, certain founders continue to hold their economic interests in an operating company subsidiary of the IPO issuer that is taxed as a partnership, while the public is offered shares in a publicly traded parent corporation. The units in the operating partnership are exchangeable for shares of the publicly traded corporation, and such exchanges, when completed, result in an increase or “step up” in tax basis of the operating company’s assets, which can be used to reduce corporate taxable income for the benefit of all stockholders. The tax receivable agreement generally provides for the payment by Parsley to each TRA holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that Parsley actually realizes (or is deemed to realize in certain circumstances) in periods after its IPO as a result of certain increases in tax basis and certain benefits attributable to imputed interest associated with the exchanges, with Parsley retaining the benefit of the remaining 15% of these cash savings. Pursuant to the terms of the tax receivable agreement, however, if Parsley experiences a change of control (as defined under the tax receivable agreement, which includes the mergers), Parsley is required to make an immediate lump-sum payment equal to the present value of hypothetical future payments that could be required to be paid under the tax receivable agreement (determined by applying a discount rate equivalent to the one-year London Interbank Offered Rate plus 3%). Representatives of Ernst & Young LLP noted to the Parsley board that they had calculated the early termination payments to be approximately $156 million in July 2020, and had re-calculated such payments as of October 18, 2020 to be approximately $157 million, basing the amount payable under the tax receivable agreement as of October 18, 2020 on current assumptions. For further discussion of amounts expected to be payable under the tax receivable agreement, please see “The Mergers—Interests of Certain Parsley Directors and Executive Officers in the Mergers”.

Following discussion of the financial analyses, representatives from Vinson & Elkins reviewed with the Parsley board the key remaining open issues in the merger agreement, including (i) Pioneer’s position that the merger agreement should contain a mutual no solicitation and force the vote covenant, compared to Parsley’s requested “no talk” covenant applicable to Pioneer and “fiduciary out” applicable to Parsley, (ii) Pioneer’s position that termination fees for both parties should be equal to 3% of Parsley’s equity value, with expense reimbursement obligations at 1% of Parsley’s equity value, compared to Parsley’s position that the fees should be in proportion to each company’s equity value, (iii) Pioneer’s position that the obligations of each of Quantum and Mr. Bryan Sheffield to vote in favor of the merger should continue in the event the Parsley board were to change its recommendation, compared to Parsley’s view that such obligations should fall away in such event, and (iv) Pioneer’s position that it should have significant discretion to operate its business without input from Parsley during the period between signing and closing. The Parsley board then discussed potential responses with Vinson & Elkins and authorized senior management of Parsley and Vinson & Elkins to propose a resolution of all outstanding key points including the following terms: (a) mutual no solicitation covenants for Pioneer and Parsley, but a fiduciary out applicable only to Parsley, (b) termination fee and expense reimbursement obligations equal to 3% and 1% of Parsley’s equity value, respectively, payable by Parsley, with the termination fee and expense reimbursement obligations payable by Pioneer to equal double the amounts of the Parsley termination fee and expense reimbursement obligations, respectively, (c) the continuation of the obligations of Quantum and Mr. Bryan Sheffield under their respective voting agreements to vote in favor of the mergers (with the understanding that upon termination of the merger agreement upon exercise of a fiduciary out, the voting agreements would also terminate by their terms) and (d) Pioneer’s ability to exercise significant discretion in the operation of its business without input from Parsley during the interim period prior to closing, subject to a limitation on Pioneer’s ability to engage in acquisitions outside of the Permian Basin without Parsley’s consent. In addition, the Parsley board agreed that Pioneer should be advised to pursue any further negotiations with respect to the requested lock-ups directly with each of Quantum and Mr. Bryan Sheffield.

At the conclusion of the Parsley board meeting, the Parsley board members met in executive session and agreed to propose that Messrs. Gallagher and Alameddine be designated by Parsley for service on the Pioneer board following the mergers.

Following the Parsley board meeting, on the night of October 18, 2020, Mr. Gallagher contacted Messrs. Dealy and Berg and reviewed with them the key terms of the Parsley board’s counterproposal, and subsequently delivered a written summary of such counterproposal.

Later that night, Messrs. Gallagher and Roberts, together with representatives of Vinson & Elkins, and Messrs. Dealy and Berg, together with representatives of Gibson Dunn, met, and the representatives of Pioneer indicated that Pioneer was generally amenable to the proposed comprehensive counterproposal, subject to Pioneer being able to reach an acceptable agreement with each of Quantum and Mr. Bryan Sheffield regarding the requested lock-ups and the satisfactory resolution of the other less material open matters in the merger agreement. Following that discussion, Vinson & Elkins circulated a revised draft merger agreement to Gibson Dunn reflecting the parties’ agreed terms.

Over the course of October 19, 2020, the parties and their respective advisors negotiated near final versions of the merger agreement, voting agreements, TRA amendment and other definitive documents. During these discussions, Mr. Bryan Sheffield and Mr. Berg, on behalf of Pioneer, negotiated the terms of Mr. Bryan Sheffield’s voting agreement, whereby Mr. Bryan Sheffield agreed to include in his voting agreement a lock-up of the shares beneficially owned by him pursuant to which Mr. Bryan Sheffield may not, without Pioneer’s prior written consent, subject to limited exceptions, offer, sell, transfer or otherwise dispose of more than 15% of the shares of Pioneer common stock issued to Mr. Bryan Sheffield pursuant to the terms of the merger agreement for a period of 90 days following the closing date of the mergers or more than 30% of such shares for a period of 180 days following the closing date of the mergers. During the same time, Messrs. Berg and Dealy discussed with Mr. VanLoh whether Quantum would deliver a similar lock-up. Mr. VanLoh emphasized his confidence in the combination and Quantum’s intent to be a long-term holder, but expressed that Quantum would not agree to a lock-up. Pioneer agreed that Quantum would not be required to deliver a lock-up.

The same day, Messrs. Thompson and Alameddine discussed a possible transaction bonus pool program for Parsley employees, but ultimately decided that the parties would not establish a separate transaction bonus pool program. Rather, Parsley would proceed with its normal bonus program. Messrs. Thompson and Alameddine also discussed the treatment of the 280(G) excise tax that certain Parsley employees may owe as a result of payments in connection with the mergers.

On the evening of October 19, 2020, media reports began to circulate that Pioneer and Parsley were in merger discussions.

On the morning of October 20, 2020, the Pioneer board convened a meeting, with members of Pioneer senior management and representatives of Gibson Dunn, Morris Nichols, Goldman Sachs and Morgan Stanley in attendance, to consider the proposed final terms of the combination with Parsley. At such meeting, Pioneer senior management provided an update on the due diligence that had been conducted on Parsley, including an overview of the methodology used to calculate the early termination payments payable under the tax receivable agreement. Pioneer senior management also discussed the two members of the Parsley board proposed to be appointed to the Pioneer board upon closing of the mergers, Messrs. Gallagher and Alameddine. Following Pioneer senior management’s presentation, representatives of Gibson Dunn reviewed with the Pioneer board their fiduciary duties with respect to their evaluation of the proposed combination and the key terms of the merger agreement, voting agreements and TRA amendment. Representatives of Morgan Stanley then provided an overview of the exploration and production landscape in the Permian Basin, followed by a review of its financial analysis of the exchange ratio. Morgan Stanley then rendered an oral opinion to the Pioneer board (subsequently confirmed in a written opinion dated the same date) that, as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in its written opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Pioneer, as more fully described below in the section titled “—Opinions of Pioneer’s Financial Advisors—Opinion of Morgan Stanley & Co. LLC”. In addition, representatives of Goldman Sachs reviewed with the Pioneer board Goldman Sachs’ financial analysis summarized in the section titled “—Opinions of Pioneer’s Financial Advisors—Opinion of Goldman Sachs & Co. LLC” and rendered to the Pioneer board the oral opinion of Goldman Sachs (subsequently confirmed by delivery of a written opinion dated the same date) to the Pioneer board to the effect that, as of the date of Goldman Sachs’ written opinion and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Pioneer. Prior to the conclusion of the meeting and following discussion of the proposed combination by the Pioneer board and by the disinterested directors in the executive session, the Pioneer board (including Messrs. Scott Sheffield and Gobe) unanimously (i) determined that the mergers and the other transactions contemplated by the merger agreement were in the best interests of, and were advisable to, Pioneer and its stockholders, (ii) approved, adopted and declared advisable the merger agreement and the transactions contemplated thereby, (iii) directed that the Pioneer stock issuance proposal be submitted to Pioneer stockholders for approval and (iv) resolved to recommend that Pioneer stockholders approve the Pioneer stock issuance at a duly held meeting of Pioneer stockholders for such purpose.

On the afternoon of October 20, 2020, the Parsley board met, with members of Parsley management and representatives of Vinson & Elkins, Credit Suisse and Wells Fargo Securities in attendance to consider the proposed final terms of the combination with Pioneer. At this meeting, Credit Suisse reviewed its financial analysis of the exchange ratio and rendered an oral opinion to the Parsley board (confirmed by delivery of a written opinion addressed to the Parsley board dated the same date) to the effect that, as of such date and based upon and subject to the factors and assumptions considered in connection with the preparation of its opinion, including among others that each Parsley LLC stapled unit is equivalent in value and identical in all other respects material to its analyses and opinion to a share of Parsley Class A common stock, the exchange ratio to be received by the holders of shares of Parsley Class A common stock with respect to their shares of Parsley Class A common stock in the first merger was fair, from a financial point of view, to the holders of shares of Parsley Class A common stock and the exchange ratio to be received by the holders of shares of Parsley Class B common stock with respect to their Parsley LLC stapled units in the first merger and the Opco merger was fair, from a financial point of view, to the holders of shares of Parsley Class B common stock, as more fully described below in the section entitled “—Opinions of Parsley’s Financial Advisors—Opinion of Credit Suisse Securities (USA) LLC”. In addition, representatives of Wells Fargo Securities reviewed with the Parsley board its final financial analysis of the exchange ratio provided for in the merger agreement and then representatives of Wells Fargo Securities rendered an oral opinion to the Parsley board (confirmed by delivery of a written opinion addressed to the Parsley board dated the same date) to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Wells Fargo Securities in preparing the opinion, including among others the assumption that the Parsley Class A common stock and the Parsley LLC stapled units are equivalent in all respects, the exchange ratio in the proposed mergers was fair, from a financial point of view, to the holders of Parsley Class A common stock and to the holders of Parsley LLC stapled units, as more fully described below in the section entitled “—Opinions of Parsley’s Financial Advisors—Opinion of Wells Fargo Securities, LLC”. A representative of Vinson & Elkins then updated the Parsley board on the key terms in the merger agreement and reviewed with the members of the Parsley board their fiduciary duties with respect to the evaluation of the proposed combination. Prior to the end of the meeting, the Parsley board unanimously (i) declared that the merger agreement and the transactions contemplated thereby (including the integrated mergers) were fair to, and in the best interests of, Parsley and the Parsley stockholders, (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby (including the integrated mergers) and (iii) recommended that the Parsley stockholders approve and adopt the merger agreement and the transactions contemplated thereby. In addition, the Parsley board authorized certain officers of Parsley to execute written consents on behalf of Parsley, (i) in its capacity as the managing member of Parsley LLC, determining that the merger agreement and the transactions contemplated thereby are fair to, and in the best interests of, Parsley LLC, and approving and declaring advisable the merger agreement and the transactions contemplated thereby and (ii) in its capacity as the holder of more than a majority of the issued and outstanding Parsley LLC units, adopting the merger agreement concurrently with its execution.

Later that afternoon, Parsley and Pioneer executed the merger agreement and Pioneer, Parsley and the other parties thereto executed the voting agreements and the TRA amendment. Following the closing of the U.S. stock markets, Pioneer and Parsley issued a joint press release announcing the proposed mergers and Pioneer hosted a conference call to discuss the transaction.

Recommendation of the Pioneer Board and Reasons for the Mergers

At a meeting held on October 20, 2020, the Pioneer board unanimously determined that the mergers and the other transactions contemplated by the merger agreement were in the best interests of, and were advisable to, Pioneer and its stockholders, approved, adopted and declared advisable the merger agreement and the transactions contemplated thereby, directed that the Pioneer stock issuance proposal be submitted to Pioneer stockholders for approval and resolved to recommend that Pioneer stockholders approve the Pioneer stock issuance at a duly held meeting of Pioneer stockholders for such purpose. The Pioneer board unanimously recommends that Pioneer stockholders vote “FOR” the Pioneer stock issuance proposal.

In deciding to approve the merger agreement and to recommend that Pioneer stockholders approve the Pioneer stock issuance proposal, the Pioneer board consulted with Pioneer’s management and financial and legal advisors and considered several factors.

The Pioneer board considered a number of factors when evaluating the mergers, many of which support the Pioneer board’s determination that the mergers and the other related transactions contemplated by the merger agreement were in the best interests of, and were advisable to, Pioneer and its stockholders. The Pioneer board considered these factors as a whole and without assigning relative weights to each such factor, and overall considered the relevant factors to be favorable to, and in support of, its determinations and recommendations. These factors included:

•	the belief that the mergers will be accretive on key financial metrics beginning in 2021, including cash flow and free cash flow per share, earnings per share and return on capital employed;

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the belief that the combined company will benefit from increased cash flows, further strengthening Pioneer’s investment framework by creating a more robust free cash flow profile, with a lower expected reinvestment rate range of 65% to 75% (based on futures strip pricing for oil and gas as of the time of the Pioneer board’s consideration);

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the belief that the mergers will result in annual cost savings of approximately $325 million through operational efficiencies and reductions in general and administrative and interest expenses, with an expected present value in excess of $2 billion over a ten-year period;

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the belief that the combined company will be a leading Permian Basin independent exploration and production company with a premium asset base of approximately 930 thousand net acres, with no federal acreage, and a production base of 328 thousand barrels of oil per day and 558 thousand barrels of oil equivalent per day based on reported production for the second quarter of 2020;

•	that, based on year-end 2019 proved reserves, the mergers will increase Pioneer’s proved reserves by approximately 65%;

•	that the mergers would enhance Pioneer’s asset base in the Permian Basin through the addition of complementary high-return inventory in the premier shale oil basin in the United States;

•	the belief that Parsley’s high-margin, oil-weighted asset base will integrate smoothly into Pioneer’s development program;

•	that the combination of Pioneer’s and Parsley’s acreage positions will create a highly contiguous geographic footprint in the Midland Basin that will allow for significant operational efficiencies;

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the expectation that the leverage of the combined company will remain among the lowest in the industry, preserving Pioneer’s financial flexibility and enhancing the return of capital to stockholders, with the combined company expected to benefit from approximately $75 million per year in lower interest expense after the Parsley notes are refinanced at Pioneer’s lower borrowing costs and a gradual reduction of leverage over time to less than 0.75x net debt to EBITDAX;

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that both Pioneer and Parsley have demonstrated peer-leading environmental, social and governance practices, and the expectation that the combined company will continue to aggressively pursue improvements and promote a culture that prioritizes sustainable operations;

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that the merger consideration represented a premium of 7.9% based on the unaffected closing share prices on October 19, 2020, which the Pioneer board regarded as an attractive valuation relative to other transactions and peer comparisons;

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that Pioneer will continue to be led by the current experienced Pioneer management team and that the addition of two directors to the Pioneer board, each of whom currently serves as a member of the Parsley board, in connection with the mergers will add valuable expertise and experience and in-depth familiarity with Parsley’s assets and operations to the Pioneer board, which will enhance the likelihood of attaining the strategic benefits that Pioneer expects to derive from the mergers;

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the terms of the merger agreement, including the structure of the transaction, the conditions to each party’s obligation to complete the mergers and the ability of Pioneer to terminate the agreement under certain circumstances;

•	the belief that the restrictions imposed on Pioneer’s business and operations during the pendency of the mergers are reasonable and not unduly burdensome;

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that the exchange ratio is fixed and will not fluctuate in the event that the market price of Parsley Class A common stock increases relative to the market price of Pioneer common stock between the date of the merger agreement and the closing of the mergers;

•	the likelihood of consummation of the mergers and the Pioneer board’s evaluation of the likely time frame necessary to close the mergers;

•	that Pioneer stockholders will have the opportunity to vote on the Pioneer stock issuance proposal, which is a condition precedent to the mergers;

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the Pioneer board’s knowledge of, and discussions with Pioneer management and its advisors regarding, Pioneer’s and Parsley’s business operations, financial conditions, results of operations and prospects, taking into account Pioneer’s due diligence investigation of Parsley;

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that certain Parsley stockholders holding, as of October 20, 2020, approximately 15.8% and 7.6% of the combined voting power of the issued and outstanding shares of Parsley common stock have entered into voting agreements with Pioneer obligating such stockholders to vote or cause to be voted, as applicable, all of their shares of Parsley Class A common stock and Parsley Class B common stock (with respect to any vote solicited by Parsley) and Parsley LLC units (with respect to any vote solicited by Parsley LLC) in favor of the adoption of the merger agreement and against alternative transactions, as more fully described in the sections titled “Parsley Special Meeting—Voting and Support Agreement with Quantum” and “Parsley Special Meeting—Voting and Support Agreement with Bryan Sheffield”; and

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Goldman Sachs’s and Morgan Stanley’s separate oral opinions rendered to the Pioneer board on October 20, 2020 and subsequently confirmed by delivery of their respective written opinions dated the same date, to the effect that, as of the date thereof and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken as set forth in such written opinions, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to Pioneer. The full text of the written opinions of Goldman Sachs and Morgan Stanley to the Pioneer board, each dated as of October 20, 2020, are attached as Annex B and Annex C, respectively, to this joint proxy statement/prospectus. For more information, see “—Opinions of Pioneer’s Financial Advisors.”

The Pioneer board also considered a variety of risks and other potentially negative factors concerning the merger agreement and the related transactions contemplated thereby. These factors included:

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the possibility that the mergers may not be completed or that completion may be unduly delayed for reasons beyond the control of Pioneer or Parsley, including the failure to obtain stockholder approval of the Pioneer stock issuance proposal or the Parsley merger proposal;

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that the exchange ratio in the merger agreement provides for a fixed number of shares of Pioneer common stock, and, as such, Pioneer stockholders cannot be certain at the time of the Pioneer special meeting of the market value of the merger consideration to be paid, and the possibility that Pioneer stockholders could be adversely affected in the event that the market price of Pioneer common stock increases relative to the market price of Parsley Class A common stock between the date of the merger agreement and the closing of the mergers;

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that there are significant risks inherent in integrating the operations of Parsley into Pioneer, including that the expected synergies may not be realized, and that successful integration will require the dedication of significant management resources, which will temporarily detract attention from the day-to-day businesses of the combined company;

•	that the merger agreement provides that, in certain circumstances, Pioneer could be required to pay a termination fee of $270.0 million to Parsley or an expense reimbursement fee of $90.0 million;

•	that the mergers might not be completed as a result of a failure to satisfy the conditions contained in the merger agreement, including failure to receive necessary regulatory approvals;

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that Parsley’s obligation to close the mergers is conditioned on the approval of the holders of a majority of outstanding shares of Parsley Class A common stock and Parsley Class B common stock, voting together as one class, with respect to the Parsley merger proposal;

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Parsley’s ability, under certain circumstances, to terminate the merger agreement in order to enter into an agreement providing for a superior proposal, provided that Parsley concurrently with such termination pays to Pioneer a termination fee of $135.0 million;

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that the restrictions on the conduct of Pioneer’s business prior to the consummation of the mergers, although believed to be reasonable and not unduly burdensome, may delay or prevent Pioneer from undertaking business opportunities that may arise or other actions it would otherwise take with respect to the operations of Pioneer pending the consummation of the mergers;

•	that the merger agreement restricts Pioneer’s ability to entertain other acquisition proposals unless certain conditions are satisfied;

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the father-son relationship between Scott Sheffield, Pioneer’s Chief Executive Officer, and Bryan Sheffield, Parsley’s Executive Chairman and Chairman of the Parsley board, and the potential for negative perceptions regarding that relationship in light of the mergers;

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the substantial costs to be incurred in connection with the mergers, including the costs of integrating the businesses of Pioneer and Parsley, the TRA termination payments, the potential costs associated with the obligation of Parsley LLC to make an offer to repurchase certain Parsley notes at the applicable change of control purchase price, the anticipated costs associated with refinancing the Parsley notes and the other transaction costs to be incurred in connection with the mergers;

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that certain Parsley directors and executive officers have interests in the mergers that are different from, or in addition to, the interests of Parsley stockholders generally, including, among others, the TRA termination payments, severance rights and rights to continuing indemnification and directors’ and officers’ liability insurance described in the section titled “The Mergers—Interests of Certain Parsley Directors and Executive Officers in the Mergers”;

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the possibility that the $45 million expense reimbursement fee that Parsley would be required to pay under the merger agreement upon termination of the merger agreement under certain circumstances would be insufficient to compensate Pioneer for its costs incurred in connection with the merger agreement;

•	the possibility of losing key employees and skilled workers as a result of the expected consolidation of Pioneer’s and Parsley’s personnel when the mergers are completed; and

•	other risks of the type and nature described in the section titled “Risk Factors.”

This discussion of the information and factors considered by the Pioneer board in reaching its conclusion and recommendations includes all of the material factors considered by the Pioneer board but is not intended to be exhaustive and is not provided in any specific order or ranking. In view of the wide variety of factors considered by the Pioneer board in evaluating the merger agreement and the related transactions contemplated thereby, and the complexity of these matters, the Pioneer board did not find it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weight to those factors. In addition, different members of the Pioneer board may have given different weight to different factors. The Pioneer board did not reach any specific conclusion with respect to any of the factors considered and instead conducted an overall analysis of such factors and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of approving the merger agreement and the issuance of Pioneer common stock pursuant to the merger agreement.

It should be noted that this explanation of the reasoning of the Pioneer board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

Recommendation of the Parsley Board and Reasons for the Mergers

By unanimous vote, the Parsley board, at a meeting held on October 20, 2020, (i) declared that the merger agreement and the transactions contemplated thereby (including the integrated mergers) were fair to, and in the best interests of, Parsley, the Parsley stockholders and the Parsley LLC unitholders, (ii) approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement (including the integrated mergers) and (iii) recommended that the Parsley stockholders approve and adopt the merger agreement and the transactions contemplated by the merger agreement (including the integrated mergers). The Parsley board unanimously recommends that Parsley stockholders vote “FOR” the Parsley merger proposal and “FOR” the Parsley compensation proposal.

In evaluating the merger agreement, the mergers and the other transaction documents (including the transactions contemplated by those documents), the Parsley board consulted with Parsley’s senior management, outside legal counsel, financial advisors and tax advisors. The Parsley board determined that entering into the merger agreement with Pioneer provided the best alternative for maximizing stockholder value reasonably available to Parsley, including when compared to continuing to operate on a stand-alone basis, strategic combinations with other counterparties and potential asset monetization opportunities.

In recommending that Parsley stockholders vote their shares of Parsley common stock to approve and adopt the merger agreement, the Parsley board also considered a number of factors, including the following factors (not necessarily in order of relative importance) that the Parsley board viewed as generally positive or favorable to its determination, approval and related recommendation:

Attractive Value and Merger Consideration. The attractive value and nature of the consideration to be received in the mergers by Parsley stockholders, including the fact that:

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the stock-for-stock merger allows Parsley stockholders to participate in the value of the combined company, including expected future free cash flow growth, which the Parsley board viewed as an important opportunity for Parsley stockholders to enhance long-term returns;

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based on the closing trading price of Pioneer common stock of $90.26 on October 16, 2020 (the last trading day prior to Parsley and Pioneer agreeing on the exchange ratio), the merger consideration represented an implied value of $11.30 per share of Parsley Class A common stock, a premium of 16.6% to the average closing price of the shares of Parsley Class A common stock for the 20 trading days prior and up to October 16, 2020;

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based on the closing trading price of Pioneer common stock of $88.15 on October 13, 2020 (the last trading day that stock prices of Pioneer and Parsley were “unaffected” by prevailing reports of the acquisition of Concho Resources by ConocoPhillips), the merger consideration represented an implied value of $11.04 per share of Parsley Class A common stock, a premium of 14.6% to the closing price of the shares of Parsley Class A common stock as of October 13, 2020;

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based on the closing trading price of Pioneer common stock of $87.05 on October 19, 2020 (the last trading day prior to the Parsley board’s approval of the mergers), the merger consideration represented an implied value of $10.90 per share of Parsley Class A common stock, a premium of 7.9% to the closing price of shares of Parsley Class A common stock as of October 19, 2020;

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based on the exchange ratio, Parsley stockholders would own approximately 24% of the combined company on a pro forma basis, representing a greater interest for Parsley stockholders in the combined company versus the implied exchange ratio relative to the six-month, one-year, and two-year historical market-based exchange ratios; and

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the trading market for Pioneer common stock should provide Parsley stockholders who receive Pioneer common stock in the mergers with greater trading liquidity than is currently available for Parsley common stock.

Benefits of a Combined Company. The belief of the Parsley board that the company resulting from a merger of Pioneer and Parsley would be well positioned to achieve future free cash flow growth and generate superior returns for Parsley’s former stockholders, including as a result of:

•	the benefits associated with consolidating the assets of the two companies, including the expected annual operating synergies of approximately $325.0 million associated with the following:

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creating a predominantly contiguous, interlocking footprint in the Permian Basin with adjacent acreage footprints that allows for increased capital efficiency and the drilling of extended laterals where lease configurations of the separate companies prevented long-lateral horizontal wells;

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leveraging existing and anticipated future water infrastructure to reduce fresh water utilization and to optimize produced water utilization by seeking third-party revenue opportunities and further reducing truck-hauling of produced water;

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realizing operational efficiencies and reductions in general and administrative expenses driven by the utilization of shared facilities, overlapping operations and scale efficiencies, which is expected to result in $100 million of annual general and administrative synergies; and

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Pioneer’s mid-investment grade rating supports reduced interest expense of the combined company, which is expected to gradually reduce leverage and preserve the combined company’s financial flexibility, enhancing the return of capital to shareholders;

•	the increased size and scale of the combined company, which is expected to afford new structural advantages including a lower cost of capital, a fortified balance sheet and economies of scale;

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the strong focus on enhancing environmental, social and governance capabilities, which is expected to enable the combined company to aggressively pursue further improvements and to promote a culture that prioritizes sustainable operations;

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the reinforced commitment to operating near the low end of the global oil supply cost curve, with a shared focus on capital efficiency and competitive, high operating margins of both Pioneer and Parsley merging in the combined company;

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combined Permian Basin acreage of approximately 930 thousand net acres, with no federal acreage, and a combined production base of 328 thousand net barrels of oil per day and 558 thousand net barrels oil equivalent per day based on reported production for the second quarter of 2020;

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the combined company will be less levered than Parsley on a stand-alone basis, which together with the increased scale and operational synergies, will better position the combined company to operate through periods of low commodity prices and/or negative sentiment towards the energy industry from equity and debt investors;

•	the increased dividend base and enhanced variable dividend proposition of the combined company;

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strengthening the combined company’s ability to return capital to shareholders, compared to Parsley on a stand-alone basis, by combining two companies with attractive free cash flow profiles, which is expected to enhance the combined company’s investment framework;

•	the caliber of Pioneer’s executive management team, which is expected to continue as the executive management team of the combined company; and

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the quality and experience of the Pioneer board members, who are expected to remain on the combined company board, and the fact that two board members from the current Parsley board are expected to join the board of the combined company;

Continuation of Stand-alone Parsley. The Parsley board’s consideration of Parsley’s business, prospects and other strategic opportunities, and the Parsley board’s belief that there are certain risks associated with continuing to operate as a stand-alone company, including:

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the risk that Parsley may become less competitive, on a relative basis, compared with larger Permian Basin producers, given scale-related advantages available to larger companies, including with respect to cost savings achieved by larger companies through economies of scale and greater purchasing power;

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the risks related to the ongoing trend of investors seeking to allocate capital to the largest and most financially stable and flexible producers, which has contributed to accelerating consolidation of the U.S. upstream oil and gas industry;

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the risks and uncertainties related to the ongoing and unprecedented disruption to oil demand, due to the COVID-19 pandemic, unpredictable geopolitical dynamics, including actions of foreign oil producers, and expected consumption of hydrocarbons trending lower long-term, which risks are relatively greater were Parsley to continue to operate as a stand-alone company with relatively higher leverage and a smaller market capitalization than the combined company; and

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the risk that it will become increasingly difficult for Parsley to grow its production and reserves through acquisitions given that many of the most attractive acquisition targets have been acquired by larger companies.

The Parsley board also considered the following factors as being generally positive or favorable in making its determination, approval and related recommendation:

Alternative Combination Transactions. The Parsley board considered alternative transactions and, following a review of such alternatives with the assistance of Parsley’s management and in consultation with Credit Suisse, and after taking into account the results of outreach to potential other counterparties described in the section titled “The Mergers—Background of the Mergers,” all of which declined to submit a proposal or primarily indicated interest only in a no-premium merger, believed that it was unlikely that an alternative bidder would consummate a transaction on superior terms and provide Parsley stockholders more valuable consideration than provided in connection with the mergers;

Opportunity to Receive Alternative Acquisition Proposals and to Change the Parsley Board’s Recommendation Upon Receipt of a Superior Proposal. The Parsley board considered the terms of the merger agreement related to Parsley’s ability to respond to unsolicited acquisition proposals and determined that third parties would be unlikely to be deterred from making an acquisition proposal by the provisions of the merger agreement, including because the Parsley board may, under certain circumstances, furnish information or enter into discussions in connection with an acquisition proposal or terminate the merger agreement to enter into an alternative acquisition agreement providing for a superior proposal. In this regard, the Parsley board considered that:

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subject to its compliance with the merger agreement, the Parsley board can change its recommendation to Parsley stockholders with respect to the approval and adoption of the merger agreement prior to the approval and adoption of the merger agreement by the vote of its stockholders if it determines, with respect to a superior proposal or an intervening event, in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with the Parsley board’s fiduciary duties under applicable law;

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subject to its compliance with the merger agreement, the Parsley board may terminate the merger agreement in order to enter into an alternative acquisition agreement providing for a superior proposal; and

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while the merger agreement contains a termination fee of $135.0 million, representing approximately 3% of Parsley’s equity value as of the date of the merger agreement, that Parsley would be required to pay to Pioneer in certain circumstances, including if (i) Pioneer terminates the merger agreement in connection with a change in the Parsley board’s recommendation to stockholders with respect to approval and adoption of the merger agreement, (ii) Parsley terminates the merger agreement in order to enter into an alternative acquisition agreement providing for a superior proposal or (iii) under certain circumstances, within 12 months of termination of the merger agreement, Parsley enters into or recommends an agreement in respect of any acquisition proposal, or a transaction in respect of any acquisition proposal with respect to Parsley is consummated, the Parsley board believed that this fee is reasonable in light of the circumstances and the overall terms of the merger agreement, consistent with fees in comparable transactions and not preclusive of other offers.

Post-Merger Corporate Governance. The Parsley board considered that the merger agreement provides that the Pioneer board must take all necessary corporate action to increase the size of the combined company’s board by two and to appoint Matt Gallagher and A.R. Alameddine of the Parsley board as directors of the combined company, or, in the event Mr. Gallagher and/or Mr. Alameddine is unwilling or unable to serve as a member of the Pioneer board at the time of such appointment, then another member or members of the Parsley board that is determined by the Pioneer board in good faith to be independent with respect to his or her service on the Pioneer board and that is mutually agreed between Parsley and Pioneer will be appointed to the Pioneer board to fill such vacancy or vacancies on the Pioneer board in lieu of Mr. Gallagher and/or Mr. Alameddine, as applicable, and that the Pioneer board (or an authorized committee of the Pioneer board) will, in a manner consistent with its ordinary policies and practices, appoint each new board designee to a committee of the Pioneer board within 90 days following the closing date, in a manner consistent with its ordinary policies and practices;

Tax Considerations for Parsley Class A Stockholders. The Parsley board considered that the integrated mergers, taken together, are intended to qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code;

Opinions of Parsley’s Financial Advisors. The Parsley board considered:

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the opinion of Credit Suisse, dated October 20, 2020, to the Parsley board, with respect to the fairness, from a financial point of view, to the Parsley Class A stockholders of the exchange ratio to be received by the holders of shares of Parsley Class A common stock with respect to their shares of Parsley Class A common stock in the first merger and the fairness, from a financial point of view, to the Parsley Class B stockholders of the exchange ratio to be received by the holders of shares of Parsley Class B common stock with respect to their Parsley LLC stapled units in the first merger and the Opco merger pursuant to the merger agreement, which opinion was based on and subject to various assumptions made, procedures followed, qualifications, limitations and other matters considered, as more fully described below in the section titled “The Mergers—Opinions of Parsley’s Financial Advisors—Opinion of Credit Suisse Securities (USA) LLC;” and

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the opinion of Wells Fargo Securities, dated October 20, 2020, to the Parsley board, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Wells Fargo Securities in preparing the opinion, the exchange ratio in the proposed mergers was fair, from a financial point of view, to the Parsley Class A stockholders and holders of Parsley LLC stapled units, as more fully described below in the section titled “The Mergers—Opinions of Parsley’s Financial Advisors—Opinion of Wells Fargo Securities, LLC.”

Terms of the Merger Agreement. The Parsley board reviewed and considered the terms of the merger agreement, taken as a whole, including the parties’ representations, warranties and covenants, and the circumstances under which the merger agreement may be terminated, and concluded that such terms are reasonable and fair to Parsley, the Parsley stockholders and the Parsley LLC unitholders. The Parsley board also reviewed and considered the conditions to the completion of the mergers, and concluded that while the completion of the mergers is subject to regulatory approvals, such approvals were not likely to prevent the completion of the mergers.

The Parsley board also considered a number of uncertainties, risks and factors it deemed generally negative or unfavorable in making its determination, approval and related recommendation, including the following (not necessarily in order of relative importance):

Transacting During a Downturn in the Energy Industry. The Parsley board considered that the mergers with Pioneer would occur at a time when commodity prices and the stock prices of energy companies, including Parsley, are depressed;

Merger Consideration. The Parsley board considered that, because the merger consideration is based on a fixed exchange ratio rather than a fixed value, Parsley stockholders bear the risk of a decrease in the trading price of Pioneer common stock during the pendency of the mergers and the fact that the merger agreement does not provide Parsley with a value-based termination right;

Interim Operating Covenants. The Parsley board considered the restrictions on the conduct of Parsley’s and its subsidiaries’ businesses during the period between the execution of the merger agreement and the completion of the mergers as set forth in the merger agreement;

Risks Associated with the Pendency of the Mergers. The risks and contingencies relating to the announcement and pendency of the mergers (including the likelihood of litigation or other opposition brought by or on behalf of Parsley stockholders or Pioneer stockholders challenging the mergers and the other transactions contemplated by the merger agreement) and the risks and costs to Parsley if the mergers are not completed in a timely manner or if the mergers do not close at all, including potential employee attrition, the impact on Parsley’s relationships with third parties and the effect termination of the merger agreement may have on the trading price of Parsley Class A common stock and Parsley’s operating results;

Pioneer Change of Recommendation; Pioneer Stockholder Vote. The Parsley board considered the right of the Pioneer board to change its recommendation to Pioneer stockholders in certain circumstances, subject to certain conditions (including considering any adjustments to the merger agreement proposed by Parsley and payment to Parsley of a $270.0 million termination fee). The Parsley board also considered that, even if the merger agreement is approved by Parsley stockholders, Pioneer stockholders may not approve the Pioneer stock issuance proposal, which is a closing condition of the mergers;

Opportunity to Receive Acquisition Proposals and to Terminate the Mergers in Order to Accept a Superior Proposal; Termination Fees; Expense Reimbursement. The Parsley board considered the possibility that a third party may be willing to enter into a strategic combination with Parsley on terms more favorable than the mergers. In connection therewith, the Parsley board considered the terms of the merger agreement relating to no-shop covenants and termination fees and the potential that such provisions might deter alternative bidders that might have been willing to submit an acquisition proposal to Parsley. The Parsley board also considered that, under specified circumstances, Parsley may be required to pay a termination fee or expenses in the event the merger agreement is terminated and the effect this could have on Parsley, including:

•

the possibility that the termination fee could discourage other potential parties from making an acquisition proposal, although the Parsley board believed that the termination fee was reasonable in amount and would not unduly deter any other party that might be interested in making an acquisition proposal;

•

if the mergers are not consummated, Parsley will generally be obligated to pay its own expenses incident to preparing for and entering into and carrying out its obligations under the merger agreement and the transactions contemplated by the merger agreement; and

•

the requirement that if the merger agreement is terminated as a result of the failure to obtain approval of the Parsley merger proposal by Parsley stockholders, Parsley would be obligated to reimburse Pioneer for $45.0 million of its expenses in connection with the merger agreement;

Regulatory Approval. The Parsley board considered that the mergers and the related transactions require regulatory approval to complete such transactions and the risk that the applicable governmental entities may seek to impose unfavorable terms or conditions, or otherwise fail to grant, such approval;

Interests of Certain Parsley Directors and Executive Officers and Other Concerns Related to Conflicts or the Potential Appearance of Conflicts. The Parsley board considered that Parsley’s directors and executive officers may have interests in the mergers that may be different from, or in addition to, those of Parsley stockholders. For more information about such interests, see the section titled “—Interests of Certain Parsley Directors and Executive Officers in the Mergers.” In addition, the Parsley board considered the possibility of increased scrutiny of the mergers, given the familial relationship between Scott Sheffield, the President and Chief Executive Officer of Pioneer, and Bryan Sheffield, the Executive Chairman of Parsley and Scott Sheffield’s son;

Merger Costs. The costs associated with the completion of the mergers, including Parsley management’s time and energy and potential opportunity cost that will be incurred by the combined company as a result of the mergers, such as the TRA termination payments that will become due, as described in the section titled “The Mergers—Interests of Certain Parsley Directors and Executive Officers in the Mergers”;

Taxable Transaction for Parsley LLC Unitholders. The Parsley board considered that the mergers and the related transactions would be a taxable event for Parsley LLC unitholders and that certain Parsley LLC unitholders would not receive a TRA termination payment; and

Other Risks. The Parsley board considered risks of the type and nature described under the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

The Parsley board believed that, overall, the potential benefits of the mergers to Parsley stockholders outweighed the risks and uncertainties of the mergers.

The foregoing discussion of factors considered by the Parsley board is not intended to be exhaustive, but includes the material factors considered by the Parsley board. In light of the variety of factors considered in connection with its evaluation of the mergers, the Parsley board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Parsley board applied his or her own personal business judgment to the process and may have given different weight to different factors. The Parsley board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Parsley board based its recommendation on the totality of the information presented.

Certain Pioneer Unaudited Prospective Financial and Operating Information

Pioneer does not as a matter of course make public long-term forecasts or internal projections as to future performance, revenues, production, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with its evaluation of the mergers, Pioneer’s management prepared certain unaudited internal financial forecasts with respect to Pioneer, which were provided to the Pioneer board and Parsley, as well as Pioneer’s and Parsley’s respective financial advisors, in connection with the proposed mergers (collectively, the “Pioneer projections”). Certain of the Pioneer projections were also provided to Pioneer’s financial advisors for their use and reliance in connection with the financial analyses that Goldman Sachs and Morgan Stanley performed in connection with their respective opinions described in “—Opinions of Pioneer’s Financial Advisors.” In addition, Pioneer provided to Parsley management certain projected production and operating data relating to Pioneer prepared by Pioneer’s management, summarized below. The inclusion of this information should not be regarded as an indication that any of Pioneer, Parsley, their respective advisors, or other representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such summary projections set forth below should not be relied on as such.

This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial and operating information reflects numerous estimates and assumptions that are inherently uncertain and may be beyond the control of Pioneer’s management, including, among others, Pioneer’s and Parsley’s future results, oil and gas industry activity, commodity prices, demand for crude oil and natural gas, the availability of financing to fund the exploration and development costs associated with the respective projected drilling programs, general economic and regulatory conditions, and other matters described in “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” The unaudited prospective financial and operating information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Pioneer and Parsley can give no assurance that the unaudited prospective financial and operating information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial and operating information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to its business, industry performance, the regulatory environment, general business and economic conditions, and other matters described in “Risk Factors.” Please also see “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information.”

The unaudited prospective financial and operating information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Pioneer’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited prospective financial and operating information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the independent registered public accounting firm to Pioneer contained in its Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference into this joint proxy statement/prospectus, relates to historical financial information of Pioneer, and such report does not extend to the projections included below and should not be read to do so.

Furthermore, the unaudited prospective financial and operating information does not take into account any circumstances or events occurring after the date it was prepared. Pioneer and Parsley can give no assurance that, had the unaudited prospective financial and operating information been prepared either as of the date of this joint proxy statement/prospectus or as of the date of the Pioneer special meeting and the Parsley special meeting, similar estimates and assumptions would be used. Except as required by applicable securities laws, Pioneer and Parsley do not intend to, and disclaim any obligation to, make publicly available any update or other revision to the unaudited prospective financial and operating information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, including with respect to the accounting treatment of the mergers under GAAP, or to reflect changes in general economic or industry conditions. The unaudited prospective financial and operating information does not take into account all the possible financial and other effects on Pioneer or Parsley of the mergers, the effect on Pioneer or Parsley of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed, or not taken in anticipation of the mergers. Further, the unaudited prospective financial and operating information does not take into account the effect on Pioneer or Parsley of any possible failure of the mergers to occur. None of Pioneer, Parsley or their respective affiliates, officers, directors, advisors, or other representatives has made, makes, or is authorized in the future to make any representation to any Pioneer or Parsley stockholder or other person regarding Pioneer’s or Parsley’s ultimate performance compared to the information contained in the unaudited prospective financial and operating information or that the forecasted results will be achieved. The inclusion of the unaudited prospective financial and operating information herein should not be deemed an admission or representation by Pioneer, Parsley, their respective advisors or other representatives or any other person that it is viewed as material information of Pioneer or Parsley, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the unaudited prospective financial and operating information included below is not being included to influence your decision whether to vote in favor of the Pioneer stock issuance proposal, or any other proposal to be considered at the special meetings, but is being provided solely because it was made available to the Pioneer board, Parsley, and Pioneer’s and Parsley’s respective financial advisors in connection with the mergers.

In light of the foregoing, and considering that the special meetings will be held several months after the unaudited prospective financial and operating information was prepared, as well as the uncertainties inherent in any forecasted information, Pioneer stockholders and Parsley stockholders are cautioned not to place undue reliance on such information, and Pioneer and Parsley urge all Pioneer stockholders and Parsley stockholders to review Pioneer’s most recent SEC filings for a description of Pioneer’s reported financial results and Parsley’s most recent SEC filings for a description of Parsley’s reported financial results. Please see “Where You Can Find More Information.”

In preparing the prospective financial and operating information described below, the management team of Pioneer used the following oil and natural gas price assumptions, which are based on New York Mercantile Exchange (“NYMEX”) strip pricing available on September 22, 2020:

	Q4 2020E	2021E	2022E	2023E	2024E
Brent Oil ($/bbl)	$41.93	$44.29	$46.67	$48.48	$49.91
WTI Oil ($/bbl)	$39.83	$41.80	$43.38	$44.52	$45.61
Henry Hub Gas ($/Mcf)	$2.52	$2.93	$2.65	$2.51	$2.47
Waha Gas ($/Mcf)(1)	—	$2.60	$2.26	$2.06	$2.02

(1)	Waha gas price assumptions were used by Pioneer exclusively with respect to the Pioneer projections for Parsley.

Pioneer Projections for Pioneer

The following table sets forth certain summarized prospective financial and operating information regarding Pioneer on a standalone basis for the fourth quarter of 2020 and for the years 2021 through 2024, based on the price assumptions indicated above, which information was prepared by Pioneer management and authorized by Pioneer to be used and relied upon by Pioneer’s financial advisors in connection with the financial analyses that Goldman Sachs and Morgan Stanley performed in connection with their respective opinions described in “—Opinions of Pioneer’s Financial Advisors.” The following unaudited prospective financial and operating information should not be regarded as an indication that Pioneer considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such information does not take into account any circumstances or events occurring after the date it was prepared, including, among other things, Pioneer’s anticipated or actual capital allocation relating to the Pioneer assets post-closing of the mergers.

	Unaudited Pioneer Financial and Operating Forecast Provided by Pioneer Management
($ in millions, except production)	Q4 2020E(5)	2021E	2022E	2023E	2024E
Production (Mboe/d)	363	389	414	437	459
EBITDAX(1)	$592	$2,764	$3,039	$3,335	$3,656
Discretionary cash flow(2)	$571	$2,685	$2,964	$3,265	$3,586
Capital expenditures(3)	$374	$1,955	$1,833	$2,041	$2,250
Unlevered free cash flow(4)	$318	$622	$1,043	$1,212	$1,350

(1)

EBITDAX is defined as earnings before interest, income taxes, depreciation, depletion, amortization, and exploration expense, stock-based compensation, non-cash derivative amortization, geological and geophysical and seismic expenses, accretion of discount on asset retirement obligations and other non-cash items. EBITDAX is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(2)

Discretionary cash flow is defined as EBITDAX, less cash interest expense. The discretionary cash flow used by Credit Suisse and provided by Pioneer reflected immaterial adjustments to the amounts set forth in the table above. Discretionary cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(3)

Capital expenditures includes expenses related to certain other property, plant and equipment and other assets, and excludes geological and geophysical and seismic expenses, general and administrative expenses and asset retirement obligations. Capital expenditures used by Credit Suisse and Wells Fargo Securities and provided by Pioneer exclude expenses related to certain other property, plant and equipment and other assets and include geological and geophysical and seismic expenses, general and administrative expenses and asset retirement obligations.

(4)

Unlevered free cash flow was used by Goldman Sachs and Morgan Stanley and calculated as discretionary cash flow, less changes in working capital, cash geological and geophysical and seismic expenses, capital expenditures, and other income and other cash flow items, plus cash interest expense. For purposes of Goldman Sachs’ financial analysis and opinion, unlevered free cash flow also excluded stock-based compensation of $75 million per annum (which compensation is included in the amounts set forth in the table above). Unlevered free cash flow as used by Credit Suisse and Wells Fargo Securities was calculated at Parsley’s instruction.

(5)	Q4 2020E forecasts were used exclusively by Goldman Sachs and Credit Suisse with respect to their respective financial analyses and opinions.

Pioneer Projections for Parsley

Pioneer management also provided to the Pioneer board certain unaudited prospective financial and operating information with respect to Parsley on a standalone basis, which was generally derived from information provided by Parsley management (the “Pioneer projections for Parsley”). Such forecasts with respect to Parsley also were provided to Pioneer’s financial advisors and were authorized by Pioneer for their use and reliance in connection with the financial analyses that Goldman Sachs and Morgan Stanley performed in connection with their respective opinions described in “—Opinions of Pioneer’s Financial Advisors.” The following table sets forth a summary of this prospective financial and operating information regarding Parsley for the fourth quarter of 2020 and for the years 2021 through 2024 as prepared by Pioneer management based on the price assumptions indicated above. The following unaudited prospective financial and operating information should not be regarded as an indication that Pioneer considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such information does not take into account any circumstances or events occurring after the date it was prepared, including, among other things, Pioneer’s anticipated or actual capital allocation relating to the Parsley assets post-closing of the mergers.

	Unaudited Parsley Financial and Operating Forecast Provided by Pioneer Management
($ in millions, except production)	Q4 2020E	2021E	2022E	2023E	2024E
Production (Mboe/d)	178	177	175	182	180
EBITDAX(1)	$326	$1,271	$1,320	$1,416	$1,404
Discretionary cash flow(2)	$287	$1,123	$1,173	$1,269	$1,256
Capital expenditures(3)	$145	$591	$656	$591	$594
Unlevered free cash flow(4)	$181	$641	$639	$800	$785

(1)

EBITDAX is defined as earnings before interest, income taxes, depreciation, depletion, amortization, and exploration expense. EBITDAX is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(2)

Discretionary cash flow is defined as EBITDAX, less other expense and interest expense. Discretionary cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net cash provided by operating activities, net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(3)	Capital expenditures excludes costs related to property, plant and equipment and other assets of $39 million for 2021E, $25 million for 2022E, $25 million for 2023E and $25 million for 2024E.
(4)

Unlevered free cash flow was used by Goldman Sachs and Morgan Stanley, and calculated as EBITDAX, less capital expenditures and total acquisition and divestiture and other property, plant and equipment expenses.

(5)	Q4 2020E forecasts were used exclusively by Goldman Sachs with respect to its financial analysis and opinion.

Pioneer Management Projections for Expected Synergies and Cost Savings

Pioneer management provided to the Pioneer board, Pioneer’s financial advisors, Parsley and Parsley’s financial advisors certain estimates of the amounts and timing of expected synergies anticipated by Pioneer management to result from the mergers, which included general and administrative expense cost savings of approximately $95 million for 2021, $90 million for 2022, $82 million for 2023 and $77 million for 2024 and annual interest savings of approximately $79 million for the years 2021 through 2024 (collectively, the “Pioneer expected synergies”).

In addition to the Pioneer expected synergies above, Pioneer management also provided to the Pioneer board as part of its consideration of the strategic, financial, and operational merits of a merger with Parsley estimates regarding anticipated refinancing costs as a result of the proposed mergers, totally approximately $174 million in 2021 (the “Pioneer refinancing costs”). The Pioneer refinancing costs were also provided to

Pioneer’s financial advisors. The Pioneer expected synergies and the Pioneer refinancing costs were authorized by Pioneer to be used and relied upon by Pioneer’s financial advisors in connection with the financial analyses that Goldman Sachs and Morgan Stanley performed in connection with their respective opinions described in “—Opinions of Pioneer’s Financial Advisors.”

Certain Parsley Unaudited Prospective Financial and Operating Information

Parsley as a matter of course does not make public long-term projections as to its future production, earnings or other results given, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with the Parsley board’s evaluation of the proposed mergers, Parsley management prepared and provided to the Parsley board certain unaudited prospective financial and operating information relating to Parsley, which is referred to as the “Parsley projections for Parsley.” The Parsley projections for Parsley include financial forecasts reflecting a current operating model for Parsley under two alternative price decks, as further described as Parsley Case A and Parsley Case B below, and a net asset value reserve-based model for Parsley under two alternative price decks, as further described as Parsley Case C and Parsley Case D below. In addition, Pioneer provided to Parsley management certain of the Pioneer projections, which are summarized in “—Certain Pioneer Unaudited Prospective Financial and Operating Information,” and projected production and operating data relating to Pioneer prepared by Pioneer’s management (which were adjusted to reflect, among other things, associated riskings and alternative commodity price assumptions agreed by Parsley management), which are referred to herein as the “Pioneer adjusted production and operating projections”, based on certain oil and gas reserve information prepared by Pioneer’s management regarding its oil and gas reserves. The Parsley projections for Parsley, the Pioneer adjusted production and operating projections and the Pioneer projections were provided to Parsley’s financial advisors, Credit Suisse and Wells Fargo Securities, which were authorized by Parsley to use and rely upon the Parsley projections for Parsley, the Pioneer adjusted production and operating projections and the Pioneer projections, and, at Parsley’s instruction, Credit Suisse relied upon the Parsley projections for Parsley, the Pioneer adjusted production and operating projections and the Pioneer projections and Wells Fargo Securities relied upon Parsley Case A and the Pioneer projections in connection with their respective analyses and opinions described in the section titled “—Opinions of Parsley’s Financial Advisors.”

The summary of the unaudited prospective financial and operating information below is not included to influence the decision of Parsley stockholders or Pioneer stockholders whether to vote in favor of the Parsley merger proposal, the Pioneer stock issuance proposal or any other proposal to be considered at the special meetings, but is provided solely because it was made available to the Parsley board and Parsley’s financial advisors in connection with the mergers. The inclusion of the below information should not be regarded as an indication that any of Parsley, Pioneer, their respective advisors or other representatives or any other recipient of this information considered—or now considers—it to be necessarily predictive of actual future results, or that it should be construed as financial guidance.

This information was prepared solely for internal use and is subjective in many respects. While presented with numerical specificity, the unaudited prospective financial and operating information reflects numerous estimates and assumptions that are inherently uncertain and may be beyond the control of Parsley’s or Pioneer’s management, including, among others, Parsley’s and Pioneer’s future results, oil and gas industry activity, commodity prices, demand for crude oil and natural gas, the availability of financing to fund the exploration and development costs associated with Parsley’s and Pioneer’s respective projected drilling programs, general economic and regulatory conditions, and other matters described in “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

The unaudited prospective financial and operating information also reflects assumptions as to certain business decisions that are subject to change and subjective judgment that is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Parsley can give no assurance that the unaudited prospective financial and operating information and the underlying estimates and assumptions will be realized. In addition, because the unaudited prospective financial and operating information covers multiple years, such information by its nature becomes less predictive with each successive year. This information constitutes “forward-looking statements” and actual results may differ materially and adversely from those projected. The unaudited prospective financial and operating information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Parsley’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial and operating information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of the independent registered public accounting firm to Parsley contained in its Annual Report on Form 10-K for the year ended December 31, 2019, which is incorporated by reference into this joint proxy statement/prospectus, relates to historical financial information of Parsley, and such report does not extend to the projections included below and should not be read to do so.

Furthermore, the unaudited prospective financial and operating information does not take into account any circumstances or events occurring after the date it was prepared. Parsley can give no assurance that, had the unaudited prospective financial and operating information been prepared as of the date of this joint proxy statement/prospectus, similar estimates and assumptions would be used. Except as required by applicable securities laws, Parsley does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the unaudited prospective financial and operating information to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be inappropriate, including with respect to the accounting treatment of the mergers under GAAP, or to reflect changes in general economic or industry conditions. The unaudited prospective financial and operating information does not take into account all the possible financial and other effects on Parsley or Pioneer of the mergers, the effect on Parsley or Pioneer of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the mergers. Further, the unaudited prospective financial and operating information does not take into account the effect on Parsley or Pioneer of any possible failure of the mergers to occur. None of Parsley, Pioneer or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any stockholder or other person regarding Parsley’s or Pioneer’s ultimate performance compared to the information contained in the unaudited prospective financial and operating information or that the forecasted results will be achieved. The inclusion of the unaudited prospective financial and operating information herein should not be deemed an admission or representation by Parsley, Pioneer or their respective advisors or other representatives or any other person that it is viewed as material information of Parsley or Pioneer, particularly in light of the inherent risks and uncertainties associated with such forecasts.

In light of the foregoing, and considering that the special meetings will be held several months after the unaudited prospective financial and operating information was prepared, as well as the uncertainties inherent in any forecasted information, Parsley stockholders and Pioneer stockholders are cautioned not to place undue reliance on such information and are encouraged to review Parsley’s and Pioneer’s most recent SEC filings for a description of Parsley’s and Pioneer’s respective reported financial results. See the section titled “Where You Can Find More Information.”

Parsley Management Projections for Parsley

In preparing the Parsley unaudited forecasted financial and operating information described below, the management team of Parsley used the following oil and natural gas prices (with oil prices based on NYMEX WTI pricing, natural gas prices based on Waha or Henry Hub pricing, as specified below, and NGL prices based on Mont Belvieu pricing), based on oil and natural gas strip pricing as of September 22, 2020 and October 15,

2020. The management team of Parsley used Parsley management production and capital expenditures projections in connection with oil and natural gas strip pricing.

Oil and Gas Strip Pricing (as of September 22, 2020)
	2020E	2021E	2022E	2023E	2024E
Commodity Prices
Oil ($/Bbl)	$38.69	$41.80	$43.38	$44.52	$45.61
Gas (Waha)($/Mcf)	$1.11	$2.60	$2.26	$2.06	$2.02
NGL ($/Bbl)	$16.43	$17.70	$16.70	$16.10	$15.84

Oil and Gas Strip Pricing (as of October 15, 2020)
	2H’20E	2020E	2021E	2022E	2023E	2024E
Commodity Prices
Oil ($/Bbl)	$41.00	$39.01	$42.57	$43.40	$44.04	$44.76
Gas (Waha)($/Mcf)	—	$1.24	$2.73	$2.31	$2.05	$2.01
Gas (Henry Hub)($/Mmbtu)	$2.57	—	$3.07	$2.70	$2.50	$2.46
NGL ($/Bbl)	$18.46	$16.77	$18.57	$17.54	$17.12	$17.11

In addition to the assumptions with respect to commodity prices, the Parsley unaudited forecasted financial and operating information is based on various other assumptions, including, but not limited to, the following principal assumptions: no unannounced acquisitions; normal weather in the forward-looking periods; cash general and administrative expenditures of $115 million per year; lease operating expense increasing on a linear basis from $256 million in 2020E to $295 million in 2024E; no debt refinancing or early repayment of debt; and no material fluctuations in interest rate assumptions over the forward-looking periods. The Parsley unaudited forecasted financial and operating information also reflects assumptions regarding the continuing nature of ordinary course operations that may be subject to change.

Parsley management applied the current operating model to two different pricing scenarios, which are referred to in this section as “Parsley Case A” and “Parsley Case B,” and applied the net asset value reserve-based model to two different pricing scenarios, which are referred to in this section as “Parsley Case C” and “Parsley Case D”:

•

Parsley Case A: Parsley current operating model forecasts through 2024E based on customary strategic planning and budgeting process utilizing reasonable available estimates and judgments at the time of its preparation, based on oil and gas (Waha) strip pricing as of September 22, 2020.

•

Parsley Case B: Parsley current operating model forecasts through 2024E based on customary strategic planning and budgeting process utilizing reasonable available estimates and judgments at the time of its preparation, based on oil and gas (Waha) strip pricing as of October 15, 2020.

•

Parsley Case C: Parsley net asset value reserve-based model of existing proved developed producing reserves and undeveloped reserves through the end of their economic lives, based on oil and gas (Henry Hub) strip pricing as of October 15, 2020 through 2024E and thereafter holding pricing flat.

•

Parsley Case D: Parsley net asset value reserve-based model of existing proved developed producing reserves and undeveloped reserves through the end of their economic lives, based on oil and gas (Henry Hub) strip pricing as of October 15, 2020 through 2024E and thereafter $50 per barrel oil pricing and holding other pricing flat.

The following tables present selected unaudited forecasted financial and operating information of Parsley contained in the Parsley projections for Parsley:

Parsley Case A
	2020E	2021E	2022E	2023E	2024E
	($ in millions)
Oil and Gas Strip Pricing (as of September 22, 2020)
Production (MBoe/d)	186	177	175	182	180
EBITDAX(1)	$1,277	$1,271	$1,320	$1,416	$1,404
Discretionary free cash flow(2)	$1,098	$1,123	$1,173	$1,269	$1,256
Capital expenditures(3)	$(657)	$(591)	$(656)	$(591)	$(594)
Levered free cash flow(4)	$441	$532	$517	$678	$663
Other (5)	$(18)	$—	$—	$—	$—
Interest expense	$(161)	$(148)	$(147)	$(147)	$(147)
Unlevered free cash flow(6)	$620	$680	$664	$825	$810

(1)

EBITDAX is defined as earnings before interest, income taxes, depreciation, depletion, amortization and exploration expense. EBITDAX is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(2)

Discretionary free cash flow is defined as EBITDAX less other expense and interest expense. Discretionary free cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net cash provided by operating activities, net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(3)	Capital expenditures excludes costs related to property, plant and equipment and other assets of $39 million for 2021E, $25 million for 2022E, $25 million for 2023E and $25 million for 2024E.
(4)

Levered free cash flow is defined as EBITDAX less other expense, interest expense, capital expenditures and cash taxes (no cash taxes projected during the forecast period). Levered free cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net cash provided by operating activities, net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(5)

Other expense represents hedge settlements (changes in accrual), restructuring costs, cash exploration and abandonment costs, amortization of debt related costs, including interest income, rig stacking expense, non-cash plugging and abandonment adjustments and other non-cash operating cash flow items.

(6)

Unlevered free cash flow is defined as EBITDAX less capital expenditures and cash taxes (no cash taxes projected during the forecast period). Unlevered free cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net cash provided by operating activities, net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

Parsley Case B
	2020E	2021E	2022E	2023E	2024E
	($ in millions)
Oil and Gas Strip Pricing (as of October 15, 2020)
Production (MBoe/d)	186	177	175	182	180
EBITDAX(1)	$1,294	$1,279	$1,332	$1,408	$1,384
Discretionary free cash flow(2)	$1,115	$1,131	$1,185	$1,261	$1,237
Capital expenditures(3)	$(657)	$(591)	$(656)	$(591)	$(594)
Levered free cash flow(4)	$458	$540	$529	$670	$643
Other (5)	$(18)	$—	$—	$—	$—
Interest expense	$(161)	$(148)	$(147)	$(147)	$(147)
Unlevered free cash flow(6)	$637	$689	$677	$817	$790

(1)

EBITDAX is defined as earnings before interest, income taxes, depreciation, depletion, amortization and exploration expense. EBITDAX is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.
(2)

Discretionary free cash flow is defined as EBITDAX less other expense and interest expense. Discretionary free cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net cash provided by operating activities, net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(3)	Capital expenditures excludes costs related to property, plant and equipment and other assets of $39 million for 2021E, $25 million for 2022E, $25 million for 2023E and $25 million for 2024E.
(4)

Levered free cash flow is defined as EBITDAX less other expense, interest expense, capital expenditures and cash taxes (no cash taxes projected during the forecast period). Levered free cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net cash provided by operating activities, net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(5)

Other expense represents hedge settlements (changes in accrual), restructuring costs, cash exploration and abandonment costs, amortization of debt related costs, including interest income, rig stacking expense, non-cash plugging and abandonment adjustments and other non-cash operating cash flow items.

(6)

Unlevered free cash flow is defined as EBITDAX less capital expenditures and cash taxes (no cash taxes projected during the forecast period). Unlevered free cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net cash provided by operating activities, net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

Parsley Case C
	2H’20E	2021E	2022E	2023E	2024E	2025E	2026E
	($ in millions)
Oil and Gas Strip Pricing (as of October 15, 2020)
Production (MBoe/d)	176	170	169	174	180	188	197
EBITDA(1)	$621	$1,249	$1,261	$1,295	$1,352	$1,397	$1,446
Cash taxes	$—	$—	$—	$—	$—	$—	$(30)
Capital expenditures	$(330)	$(642)	$(710)	$(750)	$(773)	$(787)	$(792)
Unlevered free cash flow(2)	$291	$607	$551	$545	$578	$611	$623

(1)

EBITDA is defined as earnings before interest, income taxes, depreciation, depletion and amortization. EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(2)

Unlevered free cash flow is defined as EBITDA less cash taxes and capital expenditures. Unlevered free cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net cash provided by operating activities, net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

Parsley Case D
	2H’20E	2021E	2022E	2023E	2024E	2025E	2026E
	($ in millions)
Oil and Gas Strip Pricing (as of October 15, 2020)
Production (MBoe/d)	176	170	169	174	180	188	197
EBITDA(1)	$621	$1,249	$1,261	$1,295	$1,352	$1,615	$1,672
Cash taxes	$—	$—	$—	$—	$—	$—	$(110)
Capital expenditures	$(330)	$(642)	$(710)	$(750)	$(773)	$(787)	$(792)
Unlevered free cash flow(2)	$291	$607	$551	$545	$578	$828	$769

(1)

EBITDA is defined as earnings before interest, income taxes, depreciation, depletion and amortization. EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(2)

Unlevered free cash flow is defined as EBITDA less cash taxes and capital expenditures. Unlevered free cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net cash provided by operating activities, net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

Pioneer adjusted production and operating projections

The management team of Parsley used the following oil and natural gas prices (with oil prices based on NYMEX WTI pricing, natural gas prices based on Henry Hub pricing and NGL prices based on Mont Belvieu pricing) in the Pioneer adjusted production and operating projections, based on oil and natural gas strip pricing as of October 15, 2020.

Oil and Gas Strip Pricing (as of October 15, 2020)
	2H’20E	2021E	2022E	2023E	2024E
Commodity Prices
Oil ($/Bbl)	$41.00	$42.57	$43.40	$44.04	$44.76
Gas($/Mmbtu)	$2.57	$3.07	$2.70	$2.50	$2.46

Parsley management applied to the net asset value reserve-based model two different pricing scenarios, which are referred to in this section as “Pioneer Case A” and “Pioneer Case B”:

•

Pioneer Case A: Pioneer net asset value reserve-based model of existing proved developed producing reserves and undeveloped reserves through the end of their economic lives, based on oil and gas strip pricing as of October 15, 2020 through 2024E and thereafter holding pricing flat.

•

Pioneer Case B: Pioneer net asset value reserve-based model of existing proved developed producing reserves and undeveloped reserves through the end of their economic lives, based on oil and gas strip pricing as of October 15, 2020 through 2024E and thereafter $50 per barrel oil pricing and holding other pricing flat.

The following tables present selected unaudited forecasted financial and operating information of Pioneer contained in the Pioneer adjusted production and operating projections:

Pioneer Case A
	2H’20E	2021E	2022E	2023E	2024E	2025E	2026E
	($ in millions)
Oil and Gas Strip Pricing (as of October 15, 2020)
Production (MBoe/d)	361	351	353	361	373	389	404
EBITDA(1)	$1,044	$2,285	$2,409	$2,546	$2,717	$2,840	$3,067
Cash taxes	$—	$—	$—	$—	$(47)	$(105)	$(313)
Capital expenditures	$(546)	$(1,242)	$(1,356)	$(1,420)	$(1,485)	$(1,470)	$(1,477)
Unlevered free cash flow(2)	$497	$1,043	$1,053	$1,125	$1,185	$1,264	$1,277

(1)

EBITDA is defined as earnings before interest, income taxes, depreciation, depletion and amortization. EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(2)

Unlevered free cash flow is defined as EBITDA less cash taxes and capital expenditures. Unlevered free cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net cash provided by operating activities, net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

Pioneer Case B
	2H’20E	2021E	2022E	2023E	2024E	2025E	2026E
	($ in millions)
Oil and Gas Strip Pricing (as of October 15, 2020)
Production (MBoe/d)	361	351	353	361	373	389	404
EBITDA(1)	$1,044	$2,285	$2,409	$2,546	$2,717	$3,293	$3,537
Cash taxes	$—	$—	$—	$—	$(47)	$(210)	$(421)
Capital expenditures	$(546)	$(1,242)	$(1,356)	$(1,420)	$(1,485)	$(1,470)	$(1,477)
Unlevered free cash flow(2)	$497	$1,043	$1,053	$1,125	$1,185	$1,613	$1,639

(1)

EBITDA is defined as earnings before interest, income taxes, depreciation, depletion and amortization. EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

(2)

Unlevered free cash flow is defined as EBITDA less cash taxes and capital expenditures. Unlevered free cash flow is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

Parsley does not intend to update or otherwise revise the above unaudited financial and operating forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying such unaudited financial and operating forecasts are no longer appropriate, except as may be required by applicable law.

Opinions of Pioneer’s Financial Advisors

Opinion of Goldman Sachs & Co. LLC

At a meeting of the Pioneer board on October 20, 2020, Goldman Sachs rendered to the Pioneer board its oral opinion, subsequently confirmed by delivery of a written opinion, dated October 20, 2020, to the Pioneer board, to the effect that, as of the date of Goldman Sachs’ written opinion and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Pioneer.

The full text of the written opinion of Goldman Sachs, dated October 20, 2020, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this joint proxy statement/prospectus as Annex B. The summary of Goldman Sachs’ opinion contained in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the Pioneer board in connection with its consideration of the mergers and the opinion does not constitute a recommendation as to how any Pioneer stockholder should vote with respect to the Pioneer stock issuance or any other matter.

In connection with delivering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of Pioneer and Parsley for the five years ended December 31, 2019;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Pioneer and Parsley;

•	certain other communications from Pioneer and Parsley to their respective stockholders;

•	certain publicly available research analyst reports for Pioneer and Parsley; and

•

certain internal financial analyses and forecasts for Parsley on a stand-alone basis prepared by its management and adjusted by the management of Pioneer, certain internal financial analyses and forecasts for Pioneer on a stand-alone basis prepared by the management of Pioneer and certain internal financial analyses and forecasts for Pioneer on a pro forma basis giving effect to the proposed transaction prepared by the management of Pioneer, in each case as approved for Goldman Sachs’ use by Pioneer (collectively referred to as the Pioneer projections, as described in the section titled “—Certain Pioneer Unaudited Prospective Financial and Operating Information”), including certain operating synergies projected by the management of Pioneer to result from the proposed transaction, as approved for Goldman Sachs’ use by Pioneer (referred to as the Pioneer expected synergies, as described in the section titled “—Certain Pioneer Unaudited Prospective Financial and Operating Information”).

Goldman Sachs also held discussions with members of the senior managements of Pioneer and Parsley regarding their assessment of the past and current business operations, financial condition and future prospects of Parsley and with the members of senior management of Pioneer regarding their assessment of the past and current business operations, financial condition and future prospects of Pioneer and the strategic rationale for, and the potential benefits of, the mergers; reviewed the reported price and trading activity for the shares of Pioneer common stock and the shares of Parsley Class A common stock; compared certain financial and stock market information for Pioneer and Parsley with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the oil and gas exploration and production industry; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with the consent of the Pioneer board, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the consent of the Pioneer board that the Pioneer projections, including the Pioneer expected synergies, were reasonably prepared on a basis reflecting the best then available estimates and judgments of the management of Pioneer. Goldman Sachs did not make an independent evaluation, appraisal or geological or technical assessment of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Pioneer, Parsley, Parsley LLC or any of their respective subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the mergers would be obtained without any adverse effect on Pioneer, Parsley or Parsley LLC or on the expected benefits of the mergers in any way meaningful to Goldman Sachs’ analysis. Goldman Sachs also assumed that the mergers would be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion did not address the underlying business decision of Pioneer to engage in the mergers, or the relative merits of the mergers as compared to any strategic alternatives that may be available to Pioneer; nor did it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addressed only the fairness from a financial point of view to Pioneer, as of the date of its written opinion, of the exchange ratio pursuant to the merger agreement. Goldman Sachs did not express any view on, and its opinion did not address, any other term or aspect of the merger agreement or the mergers or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the mergers, including, the fairness of the mergers to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of Pioneer; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Pioneer, Parsley or Parsley LLC, or any class of such persons, in connection with the mergers, whether relative to the exchange ratio pursuant to the merger agreement or otherwise. Goldman Sachs did not express any opinion as to the prices at which shares of Pioneer common stock or shares of Parsley Class A common stock would trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on Pioneer, Parsley, Parsley LLC, or the mergers, or as to the impact of the mergers on the solvency or viability of Pioneer, Parsley or Parsley LLC or the ability of Pioneer, Parsley or Parsley LLC to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of its written opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its written opinion. Goldman Sachs’ advisory services and its opinion were provided for the information and assistance of the Pioneer board in connection with its consideration of the mergers and the opinion does not constitute a recommendation as to how any Pioneer stockholder should vote with respect to the Pioneer stock issuance or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

Summary of Financial Analyses

The following is a summary of the material financial analyses presented by Goldman Sachs to the Pioneer board in connection with rendering to the Pioneer board the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 19, 2020, the last completed trading day prior to Goldman Sachs’ delivery of its opinion to the Pioneer board, and is not necessarily indicative of current or future market conditions.

Implied Premia and Multiple Analysis

Goldman Sachs calculated and compared certain premia and multiples using various prices per share of Parsley Class A common stock and the implied value of the merger consideration to be paid by Pioneer for each share of Parsley Class A common stock and Parsley LLC stapled unit pursuant to the merger agreement. For purposes of its analysis, Goldman Sachs calculated an implied value of the merger consideration of $10.90 (the “implied merger consideration value”) by multiplying the exchange ratio of 0.1252 pursuant to the merger agreement by $87.05, the closing price for the shares of Pioneer common stock on October 19, 2020.

Goldman Sachs calculated the following:

•	The premium represented by the implied merger consideration value of $10.90 per share of Parsley Class A common stock and Parsley LLC stapled unit relative to:

•	$10.10, the closing price of the shares of Parsley Class A common stock on October 19, 2020 (the “Parsley pre-announcement closing price”);

•	$9.71, the volume weighted average price (“VWAP”) of the shares of Parsley Class A common stock over the 20-trading-day period ended October 19, 2020 (the “20-Day VWAP”);

•	$9.74, the VWAP of the shares of Parsley Class A common stock over the 30-trading-day period ended October 19, 2020 (the “30-Day VWAP”);

•	$11.02, the VWAP of the shares of Parsley Class A common stock over the one calendar year period ended October 19, 2020 (the “One-Year VWAP”);

•	$20.00, the highest daily closing price of the shares of Parsley Class A common stock over the 52-week period ended October 19, 2020 (the “52-week high”); and

•	$4.12, the lowest daily closing price of the shares of Parsley Class A common stock over the 52-week period ended October 19, 2020 (the “52-week low”).

The results of these calculations are as follows:

Parsley Reference Share Price	Implied Premium Represented by the Implied Merger Consideration Value
Pre-announcement Closing Price of $10.10	7.9%
20-Day VWAP of $9.71	12.2%
30-Day VWAP of $9.74	11.8%
One-Year VWAP of $11.02	(1.1)%
52-week high of $20.00	(45.5)%
52-week low of $4.12	164.5%

In addition, Goldman Sachs calculated an implied equity value for Parsley by multiplying the implied merger consideration value by the total number of fully diluted shares of Parsley Class A common stock outstanding as of October 19, 2020, calculated based on equity information provided by Parsley management and approved for Goldman Sachs’ use by Pioneer management. Goldman Sachs then calculated an implied adjusted enterprise value for Parsley by adding to the implied equity value calculated for Parsley, Parsley’s net debt (calculated as debt, including finance leases, less cash and cash equivalents (“net debt”)) as of June 30, 2020, as reflected in Parsley’s consolidated balance sheet as of that date, and the amount estimated to be paid pursuant to the tax receivable agreement in connection with its termination (the “TRA payment”), as provided by Pioneer management.

Using the foregoing, Goldman Sachs calculated the following multiples:

•

The implied adjusted enterprise value for Parsley as a multiple of the estimated adjusted earnings before interest, taxes, depreciation, amortization and exploration (“Adj. EBITDAX”) of Parsley on a stand-alone basis for calendar years 2021 and 2022, as reflected in (i) the median estimates published by the Institutional Brokers’ Estimate System (“IBES estimates”) for Parsley and (ii) the Pioneer projections.

The results of these calculations are as follows:

Metric	Parsley Adj. Enterprise Value / EBITDAX
2021E Adj. EBITDAX (IBES estimates)	6.0x
2022E Adj. EBITDAX (IBES estimates)	4.8x
2021E Adj. EBITDAX (Pioneer projections)	6.2x
2022E Adj. EBITDAX (Pioneer projections)	5.9x

Based on the foregoing, Goldman Sachs also calculated the following multiples:

•

The implied merger consideration value as a multiple of estimated cash flow per share (“CFPS”) of Parsley on a stand-alone basis for calendar years 2021 and 2022, as reflected in (i) the IBES estimates for Parsley and (ii) the Pioneer projections.

The results of these calculations are as follows:

Metric	Implied Merger Consideration Value / CFPS
2021E CFPS (IBES estimates)	3.7x
2022E CFPS (IBES estimates)	3.1x
2021E CFPS (Pioneer projections)	4.0x
2022E CFPS (Pioneer projections)	3.8x

Illustrative Discounted Cash Flow Analysis – Parsley

Using the Pioneer projections for Parsley and the Pioneer expected synergies, Goldman Sachs performed an illustrative discounted cash flow analysis of Parsley to derive a range of illustrative present values per share of Parsley Class A common stock and Parsley LLC stapled unit both without taking into account Pioneer expected synergies and taking into account Pioneer expected synergies.

Without Pioneer expected synergies. Using discount rates ranging from 7.5% to 8.5%, reflecting estimates of Parsley’s weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2020 (i) estimates of the unlevered free cash flows to be generated by Parsley on a standalone basis, excluding Pioneer expected synergies, for the period from September 30, 2020 to December 31, 2024, as reflected in the Pioneer projections (without synergies) for Parsley, and (ii) a range of illustrative terminal values for Parsley as of December 31, 2024, calculated by applying perpetuity growth rates ranging from (0.5)% to 0.5% to the estimate of the terminal year unlevered free cash flow of Parsley, as reflected in the Pioneer projections for Parsley (which analysis implied multiples of the implied terminal values derived for Parsley to estimated earnings before interest, taxes, depreciation, and amortization (“EBITDA”) for Parsley, as reflected in the Pioneer projections for Parsley, for 2024, ranging from 6.2x to 8.0x). Goldman Sachs derived the discount rates referenced above by application of the capital asset pricing model (“CAPM”), which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Pioneer projections for Parsley on a standalone basis and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived a range of illustrative enterprise values for Parsley by adding the ranges of present values it derived as described above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived the net debt of Parsley as of September 30, 2020, as reflected in Parsley’s consolidated balance sheet as of that date, and the TRA payment, to derive a range of illustrative equity values for Parsley. Goldman Sachs then divided the range of illustrative equity values it derived for Parsley on a standalone basis by the fully diluted shares of Parsley Class A common stock (including shares issuable in exchange for outstanding Parsley LLC stapled units) outstanding as of October 19, 2020, calculated based on equity information provided by Parsley management and approved for Goldman Sachs’ use by Pioneer management, to derive a range of illustrative present values per share of Parsley Class A common stock and Parsley LLC stapled unit of $13.88 to $19.29.

With Pioneer expected synergies. Goldman Sachs performed the same discounted cash flow analysis described above for Parsley, taking into account Pioneer expected synergies, using discount rates ranging from 7.5% to 8.5%, reflecting estimates of Parsley’s weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2020 (i) estimates of the unlevered free cash flows to be generated by Parsley taking into account Pioneer expected synergies, for the period from September 30, 2020 to December 31, 2024, as reflected in the Pioneer projections for Parsley and the Pioneer expected synergies, and (ii) a range of illustrative terminal values for Parsley as of December 31, 2024, calculated by applying perpetuity growth rates ranging from (0.5)% to 0.5% to the estimate of the terminal year unlevered free cash flow of Parsley, as reflected in the Pioneer projections for Parsley and the Pioneer expected synergies (which analysis implied multiples of the implied terminal values derived for Parsley to estimated EBITDA for Parsley, as reflected in the Pioneer projections for Parsley and the Pioneer expected synergies for 2024, ranging from 6.4x to 8.4x). Goldman Sachs derived the discount rates referenced above by application of CAPM. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Pioneer projections for Parsley and the Pioneer expected synergies and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived a range of illustrative enterprise values for Parsley by adding the ranges of present values it derived as described above. Goldman Sachs then subtracted from the range of illustrative adjusted enterprise values it derived the net debt of Parsley as of September 30, 2020, as reflected in Parsley’s consolidated balance sheet as of that date, and the TRA payment, to derive a range of illustrative equity values for Parsley. Goldman Sachs then divided the range of illustrative equity values it derived for Parsley on a standalone basis by the fully diluted shares of Parsley Class A common stock outstanding as of October 19, 2020, calculated based on equity information provided by Parsley management and approved for Goldman Sachs’ use by Pioneer management, to derive a range of illustrative present values per share of Parsley Class A common stock and Parsley LLC stapled unit of $16.08 to $22.01.

Premia Paid Analysis

Goldman Sachs analyzed the premia paid in certain acquisition transactions listed below announced since January 2005 with a transaction value of greater than $1 billion involving U.S. publicly traded target companies in the oil and gas exploration and production industry. With respect to each of these transactions, Goldman Sachs calculated the implied premium of the price paid in the transactions relative to the last undisturbed closing share price of the target company. The following table presents the results of this analysis:

Announcement Date	Target	Acquirer	Premium to Last Undisturbed Closing Share Price
All-Stock Consideration Transactions:
5/11/15	Rosetta Resources Inc.	Noble Energy, Inc.	37.7%
11/1/18	Newfield Exploration Company	Encana Corporation	35.4%
3/28/18	RSP Permian, Inc.	Concho Resources Inc.	29.1%
1/26/05	Magnum Hunter Resources Inc.	Cimarex Energy Co.	27.2%
12/14/09	XTO Energy Inc.	ExxonMobil Corporation	24.6%
2/21/13	Berry Petroleum Company	Linn Energy, LLC	19.8%
8/14/18	Energen Corporation	Diamondback Energy, Inc.	19.0%
5/16/16	Memorial Resource Development Corp.	Range Resources Corporation	17.1%
10/19/20	Concho Resources Inc.	ConocoPhillips	11.7%
10/14/19	Jagged Peak Energy Inc.	Parsley Energy, Inc.	11.2%
7/20/20	Noble Energy, Inc.	Chevron Corporation	7.6%
7/15/19	Carrizo Oil & Gas, Inc.	Callon Petroleum Company	6.7%
9/28/20	WPX Energy	Devon Energy	2.6%
8/26/19	SRC Energy Inc.	PDC Energy, Inc.	0.5%

Although none of the selected transactions is directly comparable to the transaction contemplated by the merger agreement, the target companies in the selected transactions were companies with operations that, for the purposes of analysis, may be considered similar to certain of Parsley’s results and product candidate profile, and as such, for purposes of analysis, the selected transactions may be considered similar to the transaction contemplated by the merger agreement.

Based on its review of the foregoing data and its professional judgment and experience, Goldman Sachs applied a range of illustrative premia of 0.5%—37.7% to the Parsley pre-announcement closing price of $10.10. This analysis resulted in a range of implied values per share of Parsley Class A common stock and Parsley LLC stapled unit of $10.15 to $13.91.

Discounted Cash Flow Analysis—Pioneer Standalone

Goldman Sachs performed an illustrative discounted cash flow analysis of Pioneer, on a standalone basis, to derive a range of illustrative present values per share of Pioneer common stock on a standalone basis.

Using discount rates ranging from 6.5% to 7.5%, reflecting estimates of Pioneer’s weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2020 (i) estimates of the unlevered free cash flows to be generated by Pioneer on a standalone basis for the period from September 30, 2020 to December 31, 2024, as reflected in the Pioneer projections for Pioneer, and (ii) a range of illustrative terminal values for Pioneer on a standalone basis as of December 31, 2024, calculated by applying perpetuity growth rates ranging from 1.25% to 2.25% to the estimate of the terminal year unlevered free cash flow of Pioneer, as reflected in the Pioneer projections for Pioneer (which analysis implied multiples of the implied terminal values derived for Pioneer to EBITDA for Pioneer, as reflected in the Pioneer projections for Pioneer on a standalone basis, for 2024, ranging from 5.8x to 8.7x). Goldman Sachs derived the discount rates referenced above by application of CAPM. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Pioneer projections for Pioneer on a standalone basis and market expectations regarding long-term real growth of gross domestic product and inflation.

Goldman Sachs derived a range of illustrative enterprise values for Pioneer on a standalone basis by adding the ranges of present values it derived as described above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived the net debt (including finance leases and net contingent fee obligations) of Pioneer on a standalone basis as of September 30, 2020, as provided by Pioneer management, to derive a range of illustrative equity values for Pioneer on a standalone basis. Goldman Sachs then divided the range of illustrative equity values it derived for Pioneer on a standalone basis by the fully diluted shares of Pioneer common stock outstanding as of October 19, 2020, calculated based on equity information provided by Pioneer management, to derive a range of illustrative present values per share of Pioneer common stock on a standalone basis of $98.80 to $150.22.

Discounted Cash Flow Analysis—Pioneer Pro Forma

Goldman Sachs performed an illustrative discounted cash flow analysis of Pioneer, on a pro forma basis, giving effect to the mergers to derive a range of illustrative present values per share of Pioneer common stock on a pro forma basis, as of October 19, 2020.

Using discount rates ranging from 6.5% to 7.5%, reflecting estimates of Pioneer’s weighted average cost of capital on a pro forma basis, Goldman Sachs discounted to present value as of September 30, 2020 (i) estimates of the unlevered free cash flows to be generated by Pioneer on a pro forma basis for the period from September 30, 2020 to December 31, 2024, as reflected in the Pioneer projections for Pioneer on a pro forma basis, and (ii) a range of illustrative terminal values for Pioneer on a pro forma basis as of December 31, 2024, calculated by applying perpetuity growth rates ranging from 0.5% to 1.5% to the estimate of the terminal year unlevered free cash flow of Pioneer, as reflected in the Pioneer projections for Pioneer (which analysis implied multiples of the implied terminal values derived for Pioneer to estimated EBITDA for Pioneer, as reflected in the Pioneer projections on a pro forma basis for Pioneer, for 2024, ranging from 6.1x to 8.6x). Goldman Sachs derived the discount rates referenced above by application of CAPM. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Pioneer projections on a pro forma basis and market expectations regarding long-term real growth of gross domestic product and inflation.

Goldman Sachs derived a range of illustrative enterprise values for Pioneer on a pro forma basis by adding the ranges of present values it derived as described above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived the net debt (including finance leases and net contingent fee obligations) of Pioneer on a pro forma basis as of September 30, 2020, as provided by Pioneer management and the TRA payment, to derive a range of illustrative equity values for Pioneer on a pro forma basis. Goldman Sachs then divided the range of illustrative equity values it derived for Pioneer on a pro forma basis by the fully diluted shares of Pioneer common stock outstanding as of October 19, 2020, calculated based on equity information provided by Pioneer management, to derive a range of illustrative present values per share of Parsley Class A common stock and Parsley LLC stapled unit on a pro forma basis of $109.00 to $159.18.

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Pioneer, Parsley or the mergers.

Goldman Sachs prepared these analyses for purposes of providing its opinion to the Pioneer board as to the fairness from a financial point of view to Pioneer, as of the date of its written opinion, of the exchange ratio pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon projections of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Pioneer, Goldman Sachs or any other person assumes responsibility if future results are materially different from those projections.

The exchange ratio was determined through arm’s-length negotiations between Pioneer and Parsley and was approved by the Pioneer board. Goldman Sachs provided advice to Pioneer during these negotiations. Goldman Sachs did not, however, recommend any specific consideration to Pioneer or the Pioneer board or that any specific consideration constituted the only appropriate consideration for the mergers.

As described above, Goldman Sachs’ opinion was one of many factors taken into consideration by the Pioneer board in making its determination to approve the mergers. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the delivery of its fairness opinion to the Pioneer board and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex B to this joint proxy statement/prospectus.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Pioneer, Parsley, Parsley LLC and any of their respective affiliates and third parties, including Quantum Energy Partners, LLC (“QEP”), an affiliate of Quantum, a significant stockholder of Parsley, and its affiliates and portfolio companies, or any currency or commodity that may be involved in the mergers. Goldman Sachs acted as financial advisor to Pioneer in connection with, and has participated in certain of the negotiations leading to, the mergers. Goldman Sachs expects to receive fees for its services in connection with the mergers, all of which are contingent upon consummation of the mergers, and Pioneer has agreed to reimburse certain of its expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of its engagement. Goldman Sachs has provided certain financial advisory and/or underwriting services to Pioneer and/or its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as bookrunner with respect to Pioneer’s private placement of its 0.250% convertible senior notes due 2025 (aggregate principal amount $1,322,500,000) in May 2020 (the “Pioneer convertible notes”); as a dealer manager in connection with Pioneer’s cash tender offers for its outstanding 3.45% senior notes due 2021, 3.95% senior notes due 2022, and 7.20% senior notes due 2028 (aggregate principal amount of up to $500,000,000) in May 2020; and as co-manager in connection with Pioneer’s public offering of its 1.90% Senior Notes due 2030 (aggregate principal amount $1,100,000,000) in August 2020. During the two-year period ended October 20, 2020, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to Pioneer and/or its affiliates of approximately $6.1 million. During the two-year period ended October 20, 2020, the Investment Banking Division of Goldman Sachs has not been engaged by Parsley or its affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Pioneer, Parsley, QEP and their respective affiliates and, as applicable, portfolio companies for which its Investment Banking Division may receive compensation. Affiliates of Goldman Sachs also may have co-invested with QEP and its affiliates from time to time and may have invested in limited partnership units of affiliates of QEP from time to time and may do so in the future.

Concurrent with the issuance of the Pioneer convertible notes, Pioneer entered into capped call transactions with respect to the Pioneer convertible notes (collectively, the “capped call transactions”) with Goldman Sachs (with respect to 25% of such convertible notes) and other counterparties (collectively, the “capped call counterparties”), each acting as principal for its own account. The capped call transactions consisted of the purchase by Pioneer of capped call options with respect to collectively approximately 12,047,710 shares of Pioneer common stock, the aggregate number of shares of Pioneer common stock into which the $1,322,500,000 aggregate principal amount of the Pioneer convertible notes are convertible (at the conversion rate of 9.1098 shares of Pioneer common stock per $1,000 in principal amount of Pioneer convertible notes) and with an initial strike price equal to the conversion price of the Pioneer convertible notes of $109.7719 per share of Pioneer common stock, subject to an initial cap price of $156.2140 per share of Pioneer common stock. As of November 13, 2020, all of the capped call transactions remain outstanding, with a strike price of $109.7719 and a cap price of $156.2140.

The capped call transactions were intended to offset a portion of the potential dilutive effect on Pioneer stockholders of the conversion of the Pioneer convertible notes and/or any potential cash payment in excess of the principal amount of the Pioneer convertible notes that Pioneer may make in connection with a cash settlement of the Pioneer convertible notes, up to the cap price. The capped call transactions generally require the capped call counterparties to deliver to Pioneer in respect of each Pioneer convertible note that is surrendered for conversion, a number of shares of Pioneer common stock (and/or in certain circumstances, at Pioneer’s election, cash) determined based on the excess, if any, of the lower of the cap price and the price of the shares of Pioneer common stock at that time (determined over a period specified in the capped call transactions) over the strike price per share of Pioneer common stock.

The capped call transactions may be adjusted, exercised, cancelled and/or terminated in accordance with their terms in connection with certain events. In particular, under the terms of the capped call transactions, Goldman Sachs and the other counterparties, each acting separately as calculation agent under the capped call transactions to which it is a party, are entitled in certain circumstances to make adjustments on more than one occasion to the terms of such capped call transactions to reflect the economic effect of the announcement of such events (including the mergers) on the embedded call options, including if such economic effect is material. In addition, each of Goldman Sachs and the other counterparties may, acting separately as the calculation agent, determining party or otherwise as principal under the capped call transactions to which it is a party, determine such adjustments in respect of such capped call transactions in accordance with their terms, including on or following consummation or abandonment of such events. All actions or exercises of judgment by Goldman Sachs, in its capacity as calculation agent, pursuant to the terms of the capped call transactions to which it is a party must be performed in good faith and a commercially reasonable manner.

As a result of the capped call transactions, the capped call counterparties are expected to have market exposure to the price of the shares of Pioneer common stock. It is the ordinary practice of the capped call counterparties to engage in hedging activities to limit their respective market exposure to the price of the stock underlying privately negotiated equity derivative transactions with issuers of such stock, such as the capped call transactions. In connection with the capped call transactions to which it is a party, Goldman Sachs (and its respective affiliates) have engaged, and will continue to engage, in accordance with applicable law in hedging and other market transactions (which may include the entering into or unwinding of various derivative transactions with respect to Pioneer common stock) that are generally intended to substantially neutralize Goldman Sachs’ exposure as a result of the capped call transactions to which it is a party to changes in the price of Pioneer common stock. Such hedging activity is at Goldman Sachs’ own risk and may result in a gain or loss to Goldman Sachs that may be greater than or less than the initial expected contractual benefit to Goldman Sachs under the capped call transactions to which it is a party. The amount of any such gain or loss will not be known until the applicable capped call transactions have been exercised, expired or terminated in accordance with their terms and Goldman Sachs shall have completed all of its hedge unwind activities. In accordance with industry practice, Goldman Sachs maintains customary institutional information barriers reasonably designed to prevent the unauthorized disclosure of confidential information by personnel in its Investment Banking Division to the personnel in its Securities Division who are undertaking hedging and other market transactions with respect to Goldman Sachs’ capped call transactions.

To mitigate the exposure from the capped call transactions, Goldman Sachs held, as of the close of business on November 17, 2020, directly or indirectly, a net long position of less than 500,000 of the outstanding shares of Pioneer common stock in connection with the capped call transactions in respect of which it is a counterparty.

The indenture governing the Pioneer convertible notes and the confirmations containing the terms of the Pioneer capped call transactions were included as exhibits to Pioneer’s Current Report on Form 8-K filed with the SEC on May 15, 2020, which contains additional disclosure regarding the Pioneer convertible notes and a description of the capped call transactions. All references in this section titled “—Opinion of Goldman Sachs & Co. LLC—General” to share counts, conversion prices, cap prices and strike prices are subject to adjustment from time to time in accordance with the terms of the confirmations.

The Pioneer board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the mergers. Pursuant to an engagement letter dated October 18, 2020, Pioneer engaged Goldman Sachs to act as its financial advisor in connection with the mergers. The engagement letter between Pioneer and Goldman Sachs provides for a transaction fee of $17 million plus an additional fee of $1 million, which may be payable at the sole discretion of Pioneer, all of which is contingent upon consummation of the mergers. In addition, Pioneer agreed to reimburse Goldman Sachs for certain of its expenses, including reasonable attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Opinion of Morgan Stanley & Co. LLC

Pioneer retained Morgan Stanley to provide it with financial advisory services in connection with the mergers and to provide a financial opinion to the Pioneer board. Pioneer selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the business and affairs of Pioneer. On October 20, 2020 at a meeting of the Pioneer board, Morgan Stanley rendered its oral opinion, subsequently confirmed by delivery of a written opinion, dated October 20, 2020, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in the written opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Pioneer.

The full text of the written opinion of Morgan Stanley delivered to the Pioneer board, dated as of October 20, 2020, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference in its entirety. Pioneer stockholders should read Morgan Stanley’s opinion carefully and in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. This summary is qualified in its entirety by reference to the full text of such opinion. Morgan Stanley’s opinion was directed to the Pioneer board, in its capacity as such, and addressed only the fairness from a financial point of view to Pioneer of the exchange ratio pursuant to the merger agreement as of the date of such opinion. Morgan Stanley’s opinion did not address any other aspects or implications of the mergers. Morgan Stanley’s opinion did not in any manner address the price at which the Pioneer common stock would trade following the consummation of the mergers or at any time, and Morgan Stanley expressed no opinion or recommendation to any holder of shares of Pioneer common stock or Parsley common stock as to how such holder should vote at the Pioneer special meeting or the Parsley special meeting, respectively, or whether to take any other action with respect to the mergers.

For purposes of rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of Parsley and Pioneer, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning Parsley and Pioneer, respectively;

•	reviewed certain financial projections prepared by the managements of Parsley and Pioneer, respectively;

•	reviewed information relating to certain strategic, financial and operational benefits anticipated from the mergers, prepared by the management of Pioneer;

•

discussed the past and current operations and financial condition and the prospects of Parsley, including information relating to certain strategic, financial and operational benefits anticipated from the mergers, with senior executives of Parsley;

•

discussed the past and current operations and financial condition and the prospects of Pioneer, including information relating to certain strategic, financial and operational benefits anticipated from the mergers, with senior executives of Pioneer;

•	reviewed the pro forma impact of the mergers on Pioneer’s cash flow per share, consolidated capitalization and certain financial ratios;

•	reviewed the reported prices and trading activity for the Parsley Class A common stock and Pioneer common stock;

•

compared the financial performance of Parsley and Pioneer and the prices and trading activity of the Parsley Class A common stock and Pioneer common stock with that of certain other publicly traded companies comparable with Parsley and Pioneer, respectively, and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	reviewed the merger agreement and certain related documents; and

•	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by Parsley and Pioneer, and formed a substantial basis for its opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the mergers, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Parsley and Pioneer of the future financial performance of Parsley and Pioneer. In addition, Morgan Stanley assumed that the mergers will be consummated in accordance with the terms set forth in the merger agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the integrated mergers will be treated as a tax-free reorganization pursuant to the Code and that the definitive merger agreement would not differ in any material respect from the draft thereof furnished to Morgan Stanley. Morgan Stanley assumed that in connection with the receipt of all necessary governmental, regulatory or other approvals, and consents required for the mergers, no delays, limitations, conditions or restrictions would be imposed that would have a material adverse effect the contemplated benefits expected to be derived in the mergers. Morgan Stanley noted that it was not a legal, tax or regulatory advisor. Morgan Stanley noted that it is a financial advisor only and relied upon, without independent verification, the assessment of Pioneer and Parsley and their legal, tax and regulatory advisors with respect to legal, tax and regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of Parsley’s officers, directors or employees, or any class of such persons, relative to the consideration to be paid to the holders of shares of Parsley Class A common stock or Parsley LLC stapled units in the mergers. Morgan Stanley’s opinion did not address the relative merits of the transactions contemplated by the merger agreement as compared to other business or financial strategies that might be available to Pioneer, nor did it address the underlying business decision of Pioneer to enter into the merger agreement or proceed with any other transaction contemplated by the merger agreement. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Parsley or Pioneer, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of its opinion. Events occurring after the date of Morgan Stanley’s opinion may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Summary of Financial Analyses of Morgan Stanley

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion to the Pioneer board, both provided as of October 20, 2020. The following summary is not a complete description of the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 19, 2020. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole. Assessing any portion of such analyses and of the factors reviewed, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion. Furthermore, mathematical analysis is not in itself a meaningful method of using the data referred to below.

In performing the financial analyses summarized below and in arriving at its opinion, at the direction of Pioneer, Morgan Stanley utilized and relied upon certain financial projections relating to Parsley and Pioneer, provided by the management of Pioneer (which included certain forecast data prepared by Parsley) and which are described below. In addition, Morgan Stanley utilized and relied upon the number of issued and outstanding shares of Parsley and Pioneer provided by management of Pioneer. For further information regarding the financial and operating projections, see the section titled “—Certain Pioneer Unaudited Prospective Financial and Operating Information”. Other than the Accretion / Dilution Analysis, none of the financial analyses performed by Morgan Stanley considered, relied upon or reflected the pre-tax operational and other synergies identified by Pioneer management, as described in the section titled “—Recommendation of the Pioneer Board and Reasons for the Mergers.”

Comparable Company Analysis

In order to assess how the public market values shares of similar publicly traded companies, Morgan Stanley reviewed and compared specific financial and operating data relating to each of Parsley and Pioneer with selected companies that Morgan Stanley deemed comparable to each of Parsley and Pioneer, based on size, location of assets, expected growth and leverage profile.

Morgan Stanley analyzed, among other things, the following financial metrics of each of the comparable companies as of October 19, 2020:

•

the ratio of aggregate value (defined as market capitalization plus net debt, preferred equity and minority interests) to 2021 and 2022 estimated EBITDAX (calculated as earnings before interest, taxes, depreciation, amortization and exploration expenses) (based on median research consensus per S&P Capital IQ (such median research consensus we refer to, for purposes of this section titled “The Mergers—Opinions of Pioneer’s Financial Advisors – Opinion of Morgan Stanley & Co. LLC,” as “Wall Street consensus estimates”));

•	the ratio of share price to estimated 2021 and 2022 operating cash flow per share (based on Wall Street consensus estimates);

•	the ratio of aggregate value to 2019 year end proved reserves (measured in barrels of oil equivalent); and

•	the ratio of aggregate value to Q2 2020 annualized production (measured in barrels of oil equivalent per day).

The metrics for each of the comparable companies are summarized as follows:

Comparable Companies	AV/ 2021E EBITDAX (x)	AV / 2022E EBITDAX (x)	P / 2021E Cash Flow Per Share (x)	P / 2022E Cash Flow Per Share (x)	AV / Proved Reserves ($ / Boe)	AV / Current Production ($ / Boepd)
EOG Resources, Inc.	4.5x	3.8x	4.2x	3.4x	$7.32	$38,996
Concho Resources Inc.	5.5x	4.8x	4.2x	3.6x	$12.95	$40,475
Devon Energy Corporation	4.0x	3.3x	2.5x	2.0x	$8.39	$21,904
Diamondback Energy Inc.	5.1x	4.4x	2.2x	1.9x	$8.92	$34,113
Cimarex Energy Co.	4.2x	3.4x	2.4x	2.1x	$7.39	$17,929

Based on the analysis of the relevant metrics for each of the comparable companies, and upon the application of its professional judgment and experience (which included the exclusion of outliers and weighting more heavily the comparable companies which Morgan Stanley deemed most comparable to Pioneer and Parsley in the relevant metrics), Morgan Stanley selected a reference range of financial multiples of the comparable companies and applied this range of multiples to the relevant Parsley and Pioneer financial statistics (based on Wall Street consensus estimates for Parsley and Pioneer EBITDAX and cash flow per share).

Morgan Stanley calculated the following ranges of the implied per share values of Parsley Class A common stock:

Public Trading Comparables	Parsley Statistic	Reference Range	Implied Value Per Share Range for Parsley
Aggregate Value to Estimated 2021 EBITDAX	$1,314MM	4.5x – 5.5x	$6.71 – $9.95
Aggregate Value to Estimated 2022 EBITDAX	$1,615MM	3.5x – 4.8x	$6.08 – $11.28
Price to Estimated 2021 Cash Flow per Share	$2.81/sh	3.0x – 4.2x	$8.44 – $11.91
Price to Estimated 2022 Cash Flow per Share	$3.53/sh	2.5x – 3.6x	$8.84 – $12.89
Aggregate Value to Proved Reserves (Boe)	730 MMBoe	$9.00 – $13.00	$8.28 – 15.29
Aggregate Value to Current Production (Boepd)	183 Mboepd	$30,000 – $40,000	$5.70 – 10.09

Morgan Stanley calculated the following ranges of implied per share values of Pioneer common stock:

Public Trading Comparables	Pioneer Statistic	Reference Range	Implied Value Per Share Range for Pioneer
Aggregate Value to Estimated 2021 EBITDAX	$2,831MM	4.5x – 5.5x	$63.61 – $81.16
Aggregate Value to Estimated 2022 EBITDAX	$3,453MM	3.5x – 4.8x	$59.67 – $87.62
Price to Estimated 2021 Cash Flow per Share	$16.07/sh	3.0x – 4.2x	$48.21 – $68.04
Price to Estimated 2022 Cash Flow per Share	$19.97/sh	2.5x – 3.6x	$49.92 – $72.82
Aggregate Value to Proved Reserves (Boe)	1,136 MMBoe	$9.00 – $13.00	$48.42 – $75.83
Aggregate Value to Current Production (Boepd)	375 Mboepd	$30,000 – $40,000	$54.55 – $77.15

No company utilized in the comparable company analysis is identical to Parsley or Pioneer. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of Parsley and Pioneer. These include, among other things, the impact of competition on the businesses of Parsley and Pioneer and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Parsley, Pioneer or the industry, or in the financial markets in general.

Precedent Transactions Analysis

Morgan Stanley performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms for selected transactions.

In connection with its analysis, Morgan Stanley compared publicly available statistics for four transactions involving exploration and production targets with assets primarily located in the Permian Basin and six transactions with exploration and production targets with diversified assets located in multiple regions. Morgan Stanley deemed these U.S. public company transactions to be comparable based on target asset location, transaction size and transaction structure.

For purposes of the analysis of the precedent transactions, Morgan Stanley analyzed, among other things, the following statistics:

•	the ratio of transaction value to latest quarter production (measured in barrels of oil equivalent per day);

•	the ratio of transaction value to fiscal year + 1 (defined as the fiscal year in which the transaction was announced) EBITDAX (based on Wall Street consensus estimates); and

•	the ratio of share price to fiscal year + 1 cash flow per share (based on Wall Street consensus estimates).

The metrics for each of the precedent transactions are summarized as follows:

Transaction	TV / Current Production ($/Boepd)	TV / EBITDAX (FY + 1) (x)	Offer Price / CFPS (FY + 1) (x)
Permian Basin
ConocoPhillips / Concho Resources, Inc. (2020)	$41,854	5.0x	3.8x
Parsley Energy, Inc. / Jagged Peak Energy, Inc. (2019)	$57,966	5.1x	3.9x
Diamondback Energy / Energen (2018)	$94,428	8.8x	8.3x
Concho Resources / RSP Permian (2018)	$149,054	9.9x	9.4x
Diversified, Partially Permian or Other Basin
Devon Energy Corporation / WPX Energy, Inc. (2020)	$34,334	3.7x	2.0x
Chevron Corporation / Noble Energy, Inc. (2020)	$37,860	7.1x	3.3x
Callon Petroleum Company / Carrizo Oil & Gas, Inc. (2019)	$74,865	4.3x	1.9x
Occidental Petroleum Corporation / Anadarko Petroleum Corporation (2019)	$77,295	7.0x	5.9x
Encana Corporation / Newfield Exploration Company (2018)	$38,919	4.9x	3.9x
Chesapeake Energy Corporation / WildHorse Resource Development Corporation (2018)	$81,466	5.6x	3.9x

Based on the analysis of the relevant metrics for each of the precedent transactions, and upon the application of its professional judgment and experience (which included the exclusion of outliers and weighting more heavily the precedent transactions which Morgan Stanley deemed most comparable to the contemplated combination between Pioneer and Parsley in the relevant metrics), Morgan Stanley selected a representative range of financial multiples of the precedent transactions and applied this range of multiples to the relevant Parsley and Pioneer statistics (based on Wall Street consensus estimates for Parsley and Pioneer EBITDAX and cash flow per share). Morgan Stanley calculated the following ranges of the implied per share value of Parsley Class A common stock.

Precedent Transactions	Parsley Statistic	Reference Range	Implied Value Per Share Range for Parsley
Aggregate Value to Current Production (Boepd)	183 Mboepd	$30,000 – $50,000	$5.70 – $14.49
Aggregate Value to FY + 1 EBITDAX	$1,314MM	5.0x – 7.0x	$8.28 – $14.60
Price to FY + 1 Cash Flow Per Share	$2.81 / Sh	3.0x – 5.0x	$8.44 – $14.06

Morgan Stanley calculated the following ranges of the implied per share value of Pioneer common stock.

Precedent Transactions	Pioneer Statistic	Reference Range	Implied Value Per Share Range for Pioneer
Aggregate Value to Current Production (Boepd)	375 Mboepd	$30,000 – $50,000	$54.55 – $99.76
Aggregate Value to FY + 1 EBITDAX	$2,831MM	5.0x – 7.0x	$72.15 – $106.32
Price to FY + 1 Cash Flow Per Share	$16.07 / Sh	3.0x – 5.0x	$48.21 – $80.35

No company or transaction utilized in the precedent transaction analysis is identical to Parsley, Pioneer or the mergers. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond the control of Parsley and Pioneer. These include, among other things, the impact of competition on the business of Parsley, Pioneer or the industry generally, industry growth and the absence of any adverse material change in the financial condition of Parsley, Pioneer, the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared.

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis on both Pioneer and Parsley based on estimates of future cash flows from January 1, 2021 through December 31, 2024 and calculated a terminal value at the end of such projection period.

Pioneer Discounted Cash Flow Analysis

With respect to Pioneer, Morgan Stanley calculated a range of implied total equity values of Pioneer and values per share of Pioneer common stock based on estimates of future unlevered free cash flows of Pioneer based on estimates by Pioneer management from January 1, 2021 through December 31, 2024. Morgan Stanley calculated a terminal value range for Pioneer by applying an exit multiple range of 4.5x to 6.5x to the EBITDA of Pioneer for the terminal year. Morgan Stanley then discounted the unlevered free cash flows and terminal value to present value as of December 31, 2020 using discount rates of 7.2% to 8.8%, representing the range of discount rates for Pioneer selected by Morgan Stanley based on Pioneer’s weighted average cost of capital. Morgan Stanley then deducted the net debt of Pioneer from the resulting value to derive equity value. Net debt was based on the estimated $1.668 billion of net debt as of December 31, 2020 provided in the Pioneer projections. Based on the above-described analysis, Morgan Stanley derived a range of implied values per share of Pioneer common stock as of December 31, 2020 of $82.05 to $120.50.

Parsley Discounted Cash Flow Analysis

With respect to Parsley, Morgan Stanley calculated a range of implied total equity values of Parsley and values per share of Parsley Class A common stock based on estimates of future unlevered free cash flows of Parsley based on the Pioneer projections for Parsley from January 1, 2021 through December 31, 2024. Morgan Stanley calculated a terminal value range for Parsley by applying an exit multiple range of 4.0x to 6.0x to the EBITDA of Parsley for the terminal year. Morgan Stanley then discounted the unlevered free cash flows and terminal value to present value as of December 31, 2020 using discount rates of 7.9% to 9.3%, representing the range of discount rates for Parsley selected by Morgan Stanley based on Parsley’s weighted average cost of capital. Morgan Stanley then deducted the net debt of Parsley from the resulting value to derive equity value. Net debt was based on the estimated $2.846 billion of net debt as of December 31, 2020 provided in the Pioneer projections for Parsley. Based on the above-described analysis, Morgan Stanley derived a range of implied values per share of Parsley Class A common stock as of December 31, 2020 of $8.35 to $13.94.

Other Information

Historical Trading Prices

For reference purposes only, Morgan Stanley reviewed the historical trading ranges of Parsley and Pioneer common stock for the period between October 21, 2019 to October 19, 2020. Morgan Stanley noted that, on October 19, 2020, the closing price of Parsley Class A common stock was $10.10 per share and the closing price of Pioneer common stock was $87.05 per share. Morgan Stanley noted that, for the period between October 21, 2019 to October 19, 2020, the low and high closing prices for Parsley and Pioneer common stock were as follows:

Company	Low	High
Parsley	$4.12	$20.00
Pioneer	$56.77	$158.11

Morgan Stanley noted that the historical trading prices were presented for reference purposes only and were not relied upon for valuation purposes.

Equity Research Valuation

Parsley

Morgan Stanley reviewed sell-side analyst price targets per share of Parsley Class A common stock prepared and published by 31 equity research analysts during the time period from August 6, 2020 to October 19, 2020. These targets generally reflect each analyst’s estimate of the 12-month future public market trading price per share of Parsley Class A common stock and were not discounted to reflect present values. The range of undiscounted price targets for shares of Parsley Class A common stock was $11.00 per share to $20.00 per share.

In order to better compare the price targets with the offer consideration, Morgan Stanley discounted such price targets to present value by applying, for a one-year discount period, an illustrative discount rate of 10.4%, which was selected by Morgan Stanley based on Parsley’s assumed cost of equity of 10.4%. This analysis indicated an implied range of equity values for shares of Parsley Class A common stock of $9.97 per share to $18.12 per share.

The price targets published by equity research analysts do not necessarily reflect current market trading prices for shares of Parsley Class A common stock and these estimates are subject to uncertainties, including the future financial performance of Parsley and future financial market conditions.

Morgan Stanley noted that the equity research analysts’ price targets were presented for reference purposes only and were not relied upon for valuation purposes.

Pioneer

Morgan Stanley reviewed sell-side analyst price targets per share of Pioneer common stock prepared and published by 34 equity research analysts during the time period from August 4, 2020 to October 19, 2020. These targets generally reflect each analyst’s estimate of the 12-month future public market trading price per share of Pioneer common stock and were not discounted to reflect present values. The range of undiscounted price targets for shares of Pioneer common stock was $91.00 per share to $170.00 per share.

In order to better compare the price targets with the offer consideration, Morgan Stanley discounted such price targets to present value by applying, for a one-year discount period, an illustrative discount rate of 9.0%, which was selected by Morgan Stanley based on Pioneer’s assumed cost of equity of 9.0%. This analysis indicated an implied range of equity values for shares of Pioneer common stock of $83.51 per share to $156.01 per share.

The price targets published by equity research analysts do not necessarily reflect current market trading prices for shares of Pioneer common stock and these estimates are subject to uncertainties, including the future financial performance of Pioneer and future financial market conditions.

Morgan Stanley noted that the equity research analysts’ price targets were presented for reference purposes only and were not relied upon for valuation purposes.

Precedent Premia Analysis

Morgan Stanley considered mean premiums paid in all reported transactions where the consideration was stock and which had a transaction value of $1.0 billion or more from January 1, 1996 through December 31, 2019. Morgan Stanley noted that the mean across transactions included in the data set was 29.1%, over the unaffected closing stock price (defined as the earliest of the day before market rumors directly mentioning the company name or the last full day of trading before transaction announcement). Based on this analysis and its professional judgment, Morgan Stanley selected a reference premium range of 15% to 30% to apply to the closing stock price of Parsley Class A common stock on October 19, 2020 of $10.10. This analysis indicated an implied range of equity values for shares of Parsley Class A common stock of $11.62 per share to $13.13 per share.

Morgan Stanley noted that the precedent premia analysis was presented for reference purposes only and were not relied upon for valuation purposes.

Pro Forma Merger Analysis

Relative Contribution Analysis

Morgan Stanley compared the respective percentage ownership of Parsley stockholders and Pioneer stockholders of the combined company to Parsley’s and Pioneer’s respective percentage contribution (and the implied ownership based on such contribution) to the combined company’s aggregate value and equity value, estimated 2021 and 2022 operating cash flow, estimated 2021 and 2022 free cash flow (defined as operating cash flow less capital expenditures), estimated 2021 and 2022 EDITDAX, estimated 2021 and 2022 production and net asset valuation based on Wall Street consensus estimates. The implied ownership based on the estimated 2021 and 2022 EBITDAX contribution and the estimated 2021 and 2022 production contribution was calculated on a leverage adjusted basis, which neutralizes the impact of financial leverage and is calculated as the pro forma asset contributions multiplied by the pro forma combined aggregate value, less net debt. The following table summarizes Morgan Stanley’s analysis:

	Contribution			PF Asset Contribution		Implied Equity Contribution
	Pioneer	Parsley	Combined	Pioneer	Parsley	Pioneer	Parsley
Market Value ($MM)
Aggregate Value	16,622	7,329	23,951	69%	31%	69%	31%
Equity Value	14,424	4,207	18,631	77%	23%	77%	23%
Operating Cash Flow
2021E	2,663	1,171	3,834	69%	31%	69%	31%
2022E	3,309	1,472	4,781	69%	31%	69%	31%
Free Cash Flow
2021E	788	521	1,309	60%	40%	60%	40%
2022E	1,426	646	2,072	69%	31%	69%	31%
EBITDAX ($MM)						Leverage Adjusted
2021E	2,831	1,314	4,145	68%	32%	76%	24%
2022E	3,453	1,615	5,068	68%	32%	76%	24%
Production (Mboepd)						Leverage Adjusted
2021E	370	176	547	68%	32%	75%	25%
2022E	386	182	568	68%	32%	76%	24%
Net Asset Valuation ($MM)
Consensus Pricing	22,639	7,906	30,545	74%	26%	74%	26%

Morgan Stanley noted that the operating performance contribution metrics implied an exchange ratio reference range of 0.126x to 0.263x, as compared to the exchange ratio of 0.1252x provided for in the merger agreement. Morgan Stanley noted that the relative contribution analysis was provided for reference purposes only and was not relied upon for valuation purposes.

Implied Exchange Ratios Analysis

Using the implied per share reference ranges for Parsley and Pioneer indicated in the comparable companies analyses, precedent transactions analysis and discounted cash flow analysis of Parsley and Pioneer described above, Morgan Stanley calculated ranges of implied exchange ratios of Parsley Class A common stock to Pioneer common stock. This implied exchange ratio analysis indicated the following implied exchange ratio reference ranges, as compared to the stock consideration exchange ratio of 0.1252x provided for in the merger agreement:

Implied Exchange Ratio
Public Trading Comparables
Aggregate Value to Estimated 2021 EBITDAX	0.083x – 0.156x
Aggregate Value to Estimated 2022 EBITDAX	0.069x – 0.189x
Price to Estimated 2021 Cash Flow Per Share	0.124x – 0.247x
Price to Estimated 2022 Cash Flow Per Share	0.121x – 0.258x
Aggregate Value to Proved Reserves	0.109x – 0.316x
Aggregate Value to Current Production	0.074x – 0.185x
Precedent Transactions
Aggregate Value to Current Production	0.057x – 0.266x
Aggregate Value to FY + 1 EBITDAX	0.078x – 0.202x
Price to FY + 1 Cash Flow Per Share	0.105x – 0.292x
Discounted Cash Flow Analysis
Exit Multiple Method	0.069x – 0.170x

For reference purposes only, using the implied per share reference ranges for Parsley and Pioneer indicated in the historical trading prices and equity research valuation targets of Parsley and Pioneer described above, and using the closing price of Pioneer common stock on October 19, 2020 of $87.05 per share and the implied per share reference range for Parsley indicated in the precedent premia analysis described above, Morgan Stanley calculated ranges of implied exchange ratios of Parsley Class A common stock to Pioneer common stock. This implied exchange ratio analysis indicated the following implied exchange ratio reference ranges, as compared to the exchange ratio of 0.1252x provided for in the merger agreement:

Implied Exchange Ratio
Historical Trading Price
October 21, 2019 to October 19, 2020	0.026x – 0.352x
Equity Research Valuation
Present Value of One Year Price Targets	0.064x – 0.217x
Relative Contribution Analysis	0.126x – 0.263x
Precedent Premia Analysis
All Stock Transaction Premium	0.133x – 0.151x

Morgan Stanley noted that the historical trading prices, equity research analysts’ price targets and precedent premia analysis were presented for reference purposes only and were not relied upon for valuation purposes.

Accretion / Dilution Analysis

Based on the projections and estimated annual pre-tax synergies provided by Pioneer management, Morgan Stanley performed a pro forma analysis of the financial impact of the mergers on Pioneer’s estimated cash flow per share (defined as “discretionary cash flow”) and free cash flow per share for 2021 through 2023 at strip pricing. Based on this analysis, the mergers would be:

•	12.2%, 17.6% and 18.1% accretive to Pioneer’s estimated cash flow per share for years end 2021, 2022 and 2023, respectively.

•	17.7%, 25.4% and 22.0% accretive to Pioneer’s estimated free cash flow per share for years end 2021, 2022 and 2023, respectively.

General

In connection with the review of the merger agreement and the transactions contemplated thereby by the Pioneer board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor that it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all of the analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Parsley or Pioneer. In performing its analyses, Morgan Stanley made numerous judgments and assumptions with regard to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the control of Parsley or Pioneer. These include, among other things, the impact of competition on the business of Parsley, Pioneer and the industry generally, industry growth, and the absence of any material adverse change in the financial condition and prospects of Parsley, Pioneer or the industry, or in the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, to Pioneer of the exchange ratio pursuant to the merger agreement and in connection with the rendering of its oral opinion, subsequently confirmed by delivery of a written opinion, dated October 20, 2020, to the Pioneer board. These analyses do not purport to be appraisals or to reflect the prices at which shares of Parsley Class A common stock or shares of Pioneer common stock might actually trade following the consummation of the mergers or at any time.

The exchange ratio pursuant to the merger agreement was determined by Parsley and Pioneer through arm’s-length negotiations between Parsley and Pioneer and was approved by the Pioneer board. Morgan Stanley provided advice to Pioneer during these negotiations. Morgan Stanley did not, however, recommend any specific exchange ratio to Pioneer or the Pioneer board or opine that any specific exchange ratio constituted the only appropriate exchange ratio for the mergers. Morgan Stanley’s opinion did not address the relative merits of the mergers as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. In addition, Morgan Stanley’s opinion was not intended to, and did not, in any manner, address the price at which the Pioneer common stock would trade following the mergers or at any time, and Morgan Stanley expressed no opinion or recommendation to any holder of shares of Pioneer common stock or Parsley Class A common stock as to how such holder should vote at the Pioneer special meeting or the Parsley special meeting, respectively, or whether to take any other action with respect to the mergers.

Morgan Stanley’s opinion and its presentation to the Pioneer board was one of many factors taken into consideration by the Pioneer board in deciding to consider, approve and declare the advisability of the merger agreement and the transactions contemplated thereby and to recommend the approval of the Pioneer stock issuance proposal by the holders of Pioneer common stock. Consequently, the analyses described above should not be viewed as determinative of the opinion of the Pioneer board with respect to the exchange ratio pursuant to the merger agreement or of whether the Pioneer board would have been willing to agree to a different exchange ratio.

Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of their customers, in debt or equity securities or loans of Pioneer, Parsley, QEP, which owns approximately 17% of the outstanding Parsley Class A common stock through its affiliate Quantum, or any other company, or any currency or commodity, that may be involved in the transactions contemplated by the merger agreement, or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided the Pioneer board with financial advisory services and a financial opinion described in this section and attached as Annex C to this joint proxy statement/prospectus in connection with the mergers, and Pioneer has agreed to pay Morgan Stanley a fee for its services of $17 million, of which $2 million was payable upon the rendering of Morgan Stanley’s fairness opinion and the remainder of which is contingent upon completion of the mergers. Pioneer has also agreed to reimburse Morgan Stanley for its reasonable expenses, including reasonable fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, Pioneer has agreed to indemnify Morgan Stanley and its affiliates, their respective officers, directors, employees and agents and each other person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of Morgan Stanley’s engagement.

In the two years prior to the date of Morgan Stanley’s opinion, Morgan Stanley and its affiliates provided (i) financing services to Pioneer and received fees of less than $3.0 million for such services to Pioneer, and (ii) financing services to Parsley and received fees of approximately $1.0 to $5.0 million for such services to Parsley. In the two years prior to the date of Morgan Stanley’s opinion, Morgan Stanley and its affiliates did not provide financial advisory or financing services to QEP for which Morgan Stanley or any of its affiliates received any fees. Morgan Stanley may seek to provide financial advisory and financing services to Pioneer, Parsley and QEP, and their respective affiliates in the future and would expect to receive fees for the rendering of these services. In addition, Morgan Stanley, its affiliates, directors or officers, including individuals working with Pioneer in connection with this transaction, may have committed and may commit in the future to invest in private equity funds managed by QEP or its affiliates.

Opinions of Parsley’s Financial Advisors

Opinion of Credit Suisse Securities (USA) LLC

On October 20, 2020, Credit Suisse rendered its oral opinion to the Parsley board (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion addressed to the Parsley board dated the same date) as to, as of October 20, 2020, the fairness, from a financial point of view, to the Parsley Class A stockholders of the exchange ratio to be received by the Parsley Class A stockholders with respect to their shares of Parsley Class A common stock in the first merger and the fairness, from a financial point of view, to the Parsley Class B stockholders of the exchange ratio to be received by the holders of shares of Parsley Class B common stock with respect to their Parsley LLC stapled units in the first merger and the Opco merger pursuant to the merger agreement.

Credit Suisse’s opinion was directed to the Parsley board (in its capacity as such), and only addressed the fairness, from a financial point of view, to the Parsley Class A stockholders of the exchange ratio to be received by the Parsley Class A stockholders with respect to their shares of Parsley Class A common stock in the first merger and the fairness, from a financial point of view, to the Parsley Class B stockholders of the exchange ratio to be received by the holders of shares of Parsley Class B common stock with respect to their Parsley LLC stapled units in the first merger and the Opco merger pursuant to the merger agreement, and did not address any other aspect or implication (financial or otherwise) of the mergers. The summary of Credit Suisse’s opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex D to this joint proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Credit Suisse in preparing its opinion. However, neither Credit Suisse’s written opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus are intended to be, and they do not constitute, advice or a recommendation to any securityholder as to how such holder should vote or act on any matter relating to the mergers.

Parsley advised Credit Suisse, and Credit Suisse assumed for purposes of its analyses, that there is, and as of the effective time there will be, one outstanding share of Parsley Class B common stock associated with each outstanding Parsley LLC unit other than the Excluded Opco LLC Units (as defined in the merger agreement), that each Parsley Class B stockholder currently holds, and as of the effective time will hold, an equivalent number of Parsley LLC units and that, pursuant to the Parsley LLC agreement, Parsley LLC unitholders other than Parsley have the right to exchange a Parsley LLC unit together with the associated share of Parsley Class B common stock for one share of Parsley Class A common stock and, consequently, for purposes of Credit Suisse’s analyses and opinion, at the direction of the Parsley board, Credit Suisse treated one share of Parsley Class B common stock and the associated Parsley LLC unit as a single integrated security held by each Parsley Class B stockholder (referred to herein as a “Parsley LLC stapled unit”). For purposes of Credit Suisse’s analyses and opinion, at the direction of the Parsley board, Credit Suisse assumed that (i) the exchange ratio will be received by Parsley Class A stockholders in respect of their Parsley Class A common stock as a result of the first merger, (ii) the exchange ratio will be received by the Parsley Class B stockholders in respect of their Parsley LLC stapled units as a result of the Opco merger, and (iii) a Parsley LLC stapled unit is equivalent in value and identical in all other respects material to Credit Suisse’s analyses and opinion to a share of Parsley Class A common stock.

In arriving at its opinion, Credit Suisse:

•	reviewed the merger agreement and certain publicly available business and financial information relating to Parsley and Pioneer;

•	reviewed certain other information relating to Parsley and Pioneer, including:

•

financial forecasts and projected production and operating data relating to Parsley provided to Credit Suisse by Parsley’s management (the “Parsley projections”) reflecting alternative commodity price assumptions and based on certain oil and gas reserve information prepared by Parsley’s management regarding its oil and gas reserves (the “Parsley reserve information”);

•

(x) financial forecasts provided to Credit Suisse by Pioneer’s management, as further described in “ —Certain Pioneer Unaudited Prospective Financial and Operating Information” (referred to in this section as “Pioneer projections”) and (y) projected production and operating data relating to Pioneer provided to Credit Suisse by Pioneer’s management as adjusted to reflect, among other things, associated riskings and alternative commodity price assumptions discussed with and agreed by Parsley management (referred to in this section as “Pioneer adjusted production and operating projections”), based on certain oil and gas reserve information prepared by Pioneer’s management regarding its oil and gas reserves (the “Pioneer reserve information”);

•	riskings for Parsley’s and Pioneer’s oil and gas reserves reviewed and discussed with Credit Suisse by Parsley’s management (the “riskings for Parsley and Pioneer”); and

•

certain publicly available market data regarding future oil and gas commodity pricing reviewed and discussed with Credit Suisse by Parsley’s management (the “publicly available future oil pricing data”);

•	met with the management of Parsley and certain of its representatives and discussed the businesses and prospects of Parsley and Pioneer;

•

considered certain financial and stock market data of Parsley and Pioneer, and compared that data with similar data for other companies with publicly traded equity securities in businesses Credit Suisse deemed similar to those of Parsley and Pioneer, respectively;

•	considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions that had been effected or announced; and

•	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that Credit Suisse deemed relevant.

In connection with its review, Credit Suisse did not independently verify any of the foregoing information, and Credit Suisse assumed and relied upon such information being complete and accurate in all respects material to its analyses and opinion. With respect to the Parsley projections (including the alternative commodity pricing assumptions), Credit Suisse was advised by the management of Parsley, and Credit Suisse assumed, with Parsley’s consent, that such forecasts and estimates were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Parsley as to the future financial performance of Parsley. With respect to the Pioneer projections and the Pioneer adjusted production and operating projections (including the alternative commodity pricing assumptions), Credit Suisse was advised by the management of Parsley, and Credit Suisse assumed, with Parsley’s consent, that such forecasts and estimates were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Parsley as to the future financial performance of Pioneer. With respect to the Parsley reserve information, Credit Suisse was advised by the management of Parsley, and Credit Suisse assumed, with Parsley’s consent, that such reserve information was reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Parsley as to Parsley’s oil and gas reserves. With respect to the Pioneer reserve information, Credit Suisse was advised by the management of Parsley, and Credit Suisse assumed, with Parsley’s consent, that such reserve information was reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Parsley as to Pioneer’s oil and gas reserves. With respect to the riskings for Parsley and Pioneer, Credit Suisse was advised by the management of Parsley, and Credit Suisse assumed, with Parsley’s consent, that such riskings were reasonably prepared in good faith on bases reflecting such management’s best currently available estimates and judgments as to the appropriate riskings for the Parsley reserve information and the Pioneer reserve information, as applicable. At the direction of the Parsley board, Credit Suisse assumed that the Parsley projections, the Pioneer projections, the Pioneer adjusted production and operating projections, the Parsley reserve information, the Pioneer reserve information, the riskings for Parsley and Pioneer, and the publicly available future oil pricing data were a reasonable basis upon which to evaluate Parsley, Pioneer and the mergers, and at the direction of the Parsley board, Credit Suisse relied upon the Parsley projections, the Pioneer projections, the Pioneer adjusted production and operating projections, the Parsley reserve information, the Pioneer reserve information, the riskings for Parsley and Pioneer, and the publicly available future oil pricing data for purposes of its analyses and opinion. Credit Suisse expressed no view or opinion with respect to the Parsley projections, the Pioneer projections, the Pioneer adjusted production and operating projections, the Parsley reserve information, the Pioneer reserve information, the riskings for Parsley and Pioneer, and the publicly available future oil pricing data, or the assumptions and methodologies upon which any of the foregoing were based.

In addition, Credit Suisse relied upon, without independent verification (i) the assessments of the management of Parsley with respect to Pioneer’s ability to integrate the businesses of Parsley and Pioneer and (ii) the assessments of the management of Parsley as to Pioneer’s existing technology and future capabilities with respect to the extraction of Pioneer’s and Parsley’s oil and gas reserves and other oil and gas resources (and associated timing and costs) and the production of various oil and gas products, including liquefied natural gas (and associated timing and costs) and, with Parsley’s consent, assumed that there had been no developments that would adversely affect such management’s views with respect to such technologies, capabilities, timing and costs. Credit Suisse assumed with the consent of the Parsley board that the integrated mergers would qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Credit Suisse also assumed, with Parsley’s consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the mergers, no modification, delay, limitation, restriction or condition would be imposed that would have an adverse effect on Parsley, Pioneer or the contemplated benefits of the mergers, that the mergers would be consummated in compliance with all applicable laws and regulations and in accordance with the terms of the merger agreement, without waiver, modification or amendment of any term, condition or agreement thereof that would be material to Credit Suisse’s analyses or opinion. In addition, Credit Suisse was not requested to, and did not, make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Parsley or Pioneer, and Credit Suisse was not furnished with any such evaluations or appraisals (other than publicly available oil and gas reserve information with respect to Parsley and Pioneer and certain oil and gas reserve information with respect to Parsley and Pioneer prepared by their respective managements or third party oil and gas reserve consultants).

Credit Suisse’s opinion addressed only the fairness, from a financial point of view, to the Parsley Class A stockholders of the exchange ratio to be received by the Parsley Class A stockholders with respect to their shares of Parsley Class A common stock in the first merger and the fairness, from a financial point of view, to the Parsley Class B stockholders of the exchange ratio to be received by the holders of shares of Parsley Class B common stock with respect to their Parsley LLC stapled units in the first merger and the Opco merger pursuant to the merger agreement, in the manner set forth therein, and did not address any other aspect or implication (financial or otherwise) of the mergers or any agreement, arrangement or understanding entered into in connection therewith or otherwise, including, without limitation, the form or structure of the mergers, the voting agreements entered into by certain holders of shares of Parsley common stock and Parsley LLC units with Pioneer in connection with the mergers, the tax receivable agreement (and the amendment thereto entered into concurrently with the execution of the merger agreement), any obligation or payment that may be required under the tax receivable agreement, and the fairness of the amount or nature of, or any other aspect relating to, any compensation or consideration to be received or otherwise payable to any officers, directors, employees, securityholders or affiliates of any party to the mergers or class of such persons, relative to the exchange ratio or otherwise. Furthermore, Credit Suisse did not express any advice or opinion regarding matters that require legal, regulatory, accounting, insurance, intellectual property, tax, environmental, executive compensation or other similar professional advice, including, without limitation, any advice regarding the amounts of any company’s oil and gas reserves, the riskings attributable to such reserves or any other aspects of any company’s oil and gas reserves. Credit Suisse assumed that Parsley had or would obtain such advice or opinions from the appropriate professional sources. The issuance of Credit Suisse’s opinion was approved by its authorized internal committee.

Credit Suisse’s opinion was necessarily based upon information made available to Credit Suisse as of the date of its opinion and upon financial, economic, market and other conditions as they existed and could be evaluated on the date of its opinion. Credit Suisse did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of its opinion. In addition, as the Parsley board was aware, the financial projections and estimates that Credit Suisse reviewed relating to the future financial performance of Parsley and Pioneer reflected certain assumptions regarding the oil and gas industry and future commodity prices associated with that industry and the political policies and risk relevant to the conduct of Parsley’s businesses that were subject to significant uncertainty and volatility and that, if different than assumed, could have a material impact on Credit Suisse’s analyses and opinion. Also, as the Parsley board was aware, the financial markets were experiencing unusual volatility and Credit Suisse expressed no opinion or view as to any potential effects of such volatility on Parsley, Pioneer or the mergers. Credit Suisse assumed that the shares of Pioneer common stock to be issued in the mergers would be approved for listing on the NYSE prior to the consummation of the mergers. Credit Suisse’s opinion did not address the relative merits of the mergers as compared to alternative transactions or strategies that might have been available to Parsley, nor did it address the underlying business decision of the Parsley board or Parsley to proceed with or effect the mergers. Credit Suisse was not requested to, and did not, solicit third party indications of interest in acquiring all or any part of Parsley.

In preparing its opinion to the Parsley board, Credit Suisse performed a variety of analyses, including those described below. The summary of Credit Suisse’s financial analyses is not a complete description of the analyses underlying Credit Suisse’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of those methods to the unique facts and circumstances presented. As a consequence, neither Credit Suisse’s opinion nor the analyses underlying its opinion are readily susceptible to partial analysis or summary description. Credit Suisse arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, Credit Suisse considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, business or transaction used in Credit Suisse’s analyses for comparative purposes is identical to Parsley, Pioneer or the proposed mergers. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness from a financial point of view, to the Parsley Class A stockholders of the exchange ratio to be received by the holders of shares of Parsley Class A common stock with respect to their shares of Parsley Class A common stock in the first merger and the fairness, from a financial point of view, to the Parsley Class B stockholders of the exchange ratio to be received by the holders of shares of Parsley Class B common stock with respect to their Parsley LLC stapled units in the first merger and the Opco merger pursuant to the merger agreement, and Credit Suisse did not make separate or quantifiable judgments regarding individual analyses. The reference ranges indicated by Credit Suisse’s financial analyses are illustrative and not necessarily indicative of actual or relative values nor predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond Parsley’s control and the control of Credit Suisse. Much of the information used in, and accordingly the results of, Credit Suisse’s analyses are inherently subject to substantial uncertainty.

Credit Suisse’s opinion and analyses were provided to the Parsley board (in its capacity as such) in connection with its consideration of the proposed mergers and were among many factors considered by the Parsley board in evaluating the proposed mergers. Neither Credit Suisse’s opinion nor its analyses were determinative of the exchange ratio or of the views of the Parsley board with respect to the proposed mergers. Under the terms of its engagement by Parsley, neither Credit Suisse’s opinion nor any other advice or services rendered by it in connection with the proposed mergers or otherwise, should be construed as creating, and Credit Suisse should not be deemed to have, any fiduciary duty to the Parsley board, Parsley, Pioneer, any securityholder or creditor of Parsley or Pioneer or any other person, regardless of any prior or ongoing advice or relationships.

Financial Analyses

The following is a summary of certain financial analyses reviewed by Credit Suisse with the Parsley board in connection with the rendering of its opinion to Parsley board on October 20, 2020. The summary does not contain all of the financial data stockholders of Parsley may want or need for purposes of making an independent determination of fair value. Parsley stockholders are encouraged to consult their own financial and other advisors before making any investment decision in connection with the proposed mergers. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses—as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis—could create a misleading or incomplete view of Credit Suisse’s analyses.

For purposes of its analyses, Credit Suisse reviewed a number of financial metrics including:

•

Enterprise Value—generally the value as of a specified date of the relevant company’s outstanding equity securities (taking into account its options and other outstanding convertible securities) plus the value as of such date of its net debt (the value of its outstanding indebtedness, preferred stock and capital lease obligations less the amount of cash on its balance sheet).

•	EBITDAX—generally the amount of the relevant company’s earnings before interest, taxes, depreciation, amortization, and exploration expenses for a specified time period.

In addition, the Parsley projections, the Pioneer projections and the Pioneer adjusted production and operating projections on which, at the direction of the Parsley board, Credit Suisse relied included:

Parsley projections

•

a corporate financial forecast for Parsley based on Parsley management’s financial forecasts for Parsley and NYMEX strip commodity pricing as of September 22, 2020 (the “Parsley Corporate Forecast – 9/22/20”);

•

a corporate financial forecast for Parsley based on Parsley management’s financial forecasts for Parsley and NYMEX strip commodity pricing as of October 15, 2020 (the “Parsley Corporate Forecast – 10/15/20”);

•	a reserves-based financial forecast for Parsley based on the Parsley reserve information and NYMEX strip commodity pricing as of October 15, 2020 (“Parsley Reserves-Based Forecast – 10/15/20”);

•

a reserves-based financial forecast for Parsley based on the Parsley reserve information and NYMEX strip commodity pricing as of October 15, 2020, through 2024 and thereafter $50 per barrel oil pricing (the “Parsley Reserves-Based Forecast – Alternate Pricing”);

Pioneer projections and Pioneer adjusted production and operating projections

•

a corporate financial forecast for Pioneer based on Pioneer management’s financial forecasts for Pioneer and NYMEX strip commodity pricing as of September 22, 2020 (the “Pioneer Corporate Forecast – 9/22/20”);

•

a reserves-based financial forecast for Pioneer based on the Pioneer adjusted production and operating projections and NYMEX strip commodity pricing as of October 15, 2020 (the “Pioneer Reserves-Based Forecast – 10/15/20”); and

•

a reserves-based financial forecast for Pioneer based on the Pioneer adjusted production and operating projections and NYMEX strip commodity pricing as of October 15, 2020, through 2024 and thereafter $50 per barrel oil pricing (the “Pioneer Reserves-Based Forecast – Alternate Pricing”).

Selected Companies Analyses

Credit Suisse considered certain financial data for Parsley, Pioneer and selected companies with publicly traded equity securities Credit Suisse deemed relevant. The selected companies were selected because they were deemed to be similar to Parsley and Pioneer in one or more respects. For purposes of these analyses, (1) Credit

Suisse was directed by Parsley to use the Parsley Corporate Forecast – 9/22/20 and Pioneer Corporate Forecast – 9/22/20, (2) except as otherwise noted, share prices for the selected companies were closing prices as of October 19, 2020 and (3) estimates of future financial performance for the selected companies for the years ending December 31, 2021 and 2022 were based on publicly available research analyst estimates for those companies.

The financial data reviewed included:

•	Enterprise Value as a multiple of estimated EBITDAX for the year ended December 31, 2021, or “2021E EBITDAX”;

•	Enterprise Value as a multiple of estimated EBITDAX for the year ended December 31, 2022, or “2022E EBITDAX”;

•	Per share stock price as a multiple of estimated per share cash flow for the year ended December 31, 2021, or “2021E CFPS”; and

•	Per share stock price as a multiple of estimated per share cash flow for the year ended December 31, 2022, or “2022E CFPS”.

Parsley. The selected companies with respect to Parsley and corresponding financial data based on publicly available research analyst estimates were:

	Enterprise Value /		Stock Price /
Company Name	2021E EBITDAX	2022E EBITDAX	2021E CFPS	2022E CFPS
Pioneer Natural Resources Company(1)	5.8x	4.7x	5.1x	4.3x
Concho Resources Inc.(1)(2)	5.3x	4.6x	4.1x	3.6x
Diamondback Energy, Inc.(1)	5.0x	4.3x	2.2x	2.0x
Continental Resources, Inc.(3)	5.2x	4.7x	2.5x	2.4x
OVINTIV Inc.(3)	4.2x	3.9x	1.2x	1.1x
Cimarex Energy Company(3)	4.1x	3.4x	2.5x	2.0x
Matador Resources Company(3)	4.8x	4.3x	1.8x	1.6x

(1)	Selected pure-play Permian companies.
(2)

The multiples for Concho Resources Inc. were derived by reference to the closing share prices on October 13, 2020, the last day before market rumors were reported regarding a possible transaction involving ConocoPhillips and Concho Resources Inc.

(3)	Selected independent oil & gas companies.

Taking into account the results of the selected companies analysis, Credit Suisse applied multiple ranges of 4.5x to 5.5x to Parsley’s 2021E EBITDAX, 4.0x to 5.0x to Parsley’s 2022E EBITDAX, 3.5x to 4.5x to Parsley’s estimated cash flow from operations for the year ended December 31, 2021, and 3.0x to 4.0x to Parsley’s estimated cash flow from operations for the year ended December 31, 2022, in each case based on the Parsley Corporate Forecast – 9/22/20. The selected companies analysis indicated an implied reference range of $8.42 to $10.82 per share of Parsley Class A common stock.

Pioneer. The selected companies with respect to Pioneer and corresponding financial data based on publicly available research analyst estimates were:

	Enterprise Value /		Stock Price /
Company Name	2021E EBITDAX	2022E EBITDAX	2021E CFPS	2022E CFPS
Concho Resources Inc.(1)(2)	5.3x	4.6x	4.1x	3.6x
Diamondback Energy, Inc.(1)	5.0x	4.3x	2.2x	2.0x
Parsley Energy, Inc. (1)(2)	5.4x	4.4x	3.3x	2.7x
EOG Resources, Inc.(3)	4.5x	3.7x	4.0x	3.4x
Continental Resources, Inc.(3)	5.2x	4.7x	2.5x	2.4x
OVINTIV Inc.(3)	4.2x	3.9x	1.2x	1.1x

(1)	Selected pure-play Permian companies.
(2)

The multiples for Concho Resources Inc. and Parsley were derived by reference to the closing share price on October 13, 2020, the last day before market rumors were reported regarding a possible transaction involving ConocoPhillips and Concho Resources Inc.

(3)	Selected independent oil & gas companies.

Taking into account the results of the selected companies analysis, Credit Suisse applied multiple ranges of 5.5x to 6.5x to Pioneer’s 2021E EBITDAX, 4.0x to 5.0x to Pioneer’s 2022E EBITDAX, 3.5x to 4.5x to Pioneer’s estimated cash flow from operations for the year ended December 31, 2021, and 3.0x to 4.0x to Pioneer’s estimated cash flow from operations for the year ended December 31, 2022, in each case based on Pioneer Corporate Forecast—9/22/20. The selected companies analysis indicated an implied reference range of $69.45 to $84.50 per share of Pioneer common stock.

This selected companies analysis based on the Parsley Corporate Forecast—9/22/20 and Pioneer Corporate Forecast—9/22/20 indicated an implied exchange ratio reference range of 0.0996 to 0.1558, as compared to the exchange ratio of 0.1252 in the mergers.

Discounted Cash Flow Analysis—Corporate

Parsley. Credit Suisse performed a discounted cash flow analysis with respect to Parsley by calculating the estimated net present value of the projected after-tax, unlevered, free cash flows of Parsley based on the Parsley Corporate Forecast—9/22/20. Credit Suisse applied terminal multiples of 4.75x—5.75x to Parsley’s estimated EBITDAX for year ended December 31, 2024 and discount rates ranging from 9.5% to 11.5% to the projected unlevered free cash flows and terminal value. The discounted cash flow analysis for Parsley indicated an implied reference range per share of the Parsley Class A common stock of $8.91 to $12.23. While the Parsley Corporate Forecast—10/15/20 was based on different oil price assumptions than the Parsley Corporate Forecast—9/22/20 and Pioneer Corporate Forecast—9/22/20, and consequently was not directly comparable to the Parsley Corporate Forecast—9/22/20 and Pioneer Corporate Forecast—9/22/20, Credit Suisse also performed for informational purposes a discounted cash flow analysis with respect to Parsley based on the Parsley Corporate Forecast—10/15/20 using the same terminal multiples and discount rates as described above, which indicated an implied reference range per share of Parsley Class A common stock of $8.80 and $12.09.

Pioneer. Credit Suisse performed a discounted cash flow analysis with respect to Pioneer by calculating the estimated net present value of the projected after-tax, unlevered, free cash flows of Pioneer based on Pioneer Corporate Forecast—9/22/20. Credit Suisse applied terminal multiples of 5.5x—6.5x to Pioneer’s estimated EBITDAX for year ended December 31, 2024 and discount rates ranging from 9.0% to 11.0% to the projected unlevered free cash flows and terminal value. The discounted cash flow analysis for Pioneer indicated implied reference range per share of Pioneer common stock of $90.65 to $113.14.

This discounted cash flow analysis for Parsley and Pioneer based on the Parsley Corporate Forecast—9/22/20 and Pioneer Corporate Forecast – 9/22/20, respectively, indicated an implied exchange ratio reference range of 0.0787 to 0.1349, as compared to the exchange ratio of 0.1252 in the mergers.

Discounted Cash Flow Analysis—Net Asset Value

Parsley. Credit Suisse performed a discounted cash flow analysis with respect to Parsley by calculating the estimated net present value of the projected after-tax, unlevered, free cash flows of Parsley based on the Parsley Reserves-Based Forecast—10/15/20 and the Parsley Reserves-Based Forecast—Alternate Pricing. Credit Suisse applied discount rates ranging from 9.5% to 11.5% to the projected unlevered free cash flows. This discounted cash flow analysis for Parsley indicated implied reference ranges per share of Parsley Class A common stock of $6.62 to $9.05 (Parsley Reserves-Based Forecast—10/15/20) and $8.97 to $11.98 (Parsley Reserves-Based Forecast – Alternate Pricing).

Pioneer. Credit Suisse performed a discounted cash flow analysis with respect to Pioneer by calculating the estimated net present value of the projected after-tax, unlevered, free cash flows of Pioneer based on Pioneer Reserves-Based Forecast—10/15/20 and Pioneer Reserves-Based Forecast—Alternate Pricing. Credit Suisse applied discount rates ranging from 9.0% to 11.0% to the projected unlevered free cash flows. This discounted cash flow analysis for Pioneer indicated implied reference ranges per share of Pioneer common stock of $66.04 to $81.62 (Pioneer Reserves-Based Forecast—10/15/20) and $78.77 to $97.59 (Pioneer Reserves-Based Forecast—Alternate Pricing).

This discounted cash flow analysis indicated implied exchange ratio reference range of 0.0810 to 0.1371 (Parsley Reserves-Based Forecast—10/15/20 and Pioneer Reserves-Based Forecast—10/15/20) and 0.0919 to 0.1521 (Parsley Reserves-Based Forecast—Alternate Pricing and Pioneer Reserves-Based Forecast—Alternate Pricing), as compared to the exchange ratio of 0.1252 in the mergers.

Selected Transactions Analysis

Credit Suisse also considered the financial terms of certain business combinations and other transactions that Credit Suisse deemed relevant. The selected transactions were selected because the target companies or assets were deemed by Credit Suisse to be similar to Parsley in one or more respects. The financial data reviewed included the implied transaction value as a multiple of EBITDAX for the latest twelve months, or LTM EBITDAX.

Date Announced	Acquiror	Target	Transaction Value / LTM EBITDAX
10/19/20	ConocoPhillips(1)(2)	Concho Resources Inc.	4.4x
09/28/20	Devon Energy Corporation(1)(2)	WPX Energy, Inc.	3.8x
08/12/20	Southwestern Energy Company(1)	Montage Resources Corporation	3.4x
07/20/20	Chevron Corporation(1)	Noble Energy, Inc.	5.1x
10/14/19	Parsley Energy, Inc.(1) (2)	Jagged Peak Energy Inc.	5.4x
08/26/19	PDC Energy, Inc. (1)	SRC Energy Inc.	3.1x
07/15/19	Callon Petroleum Company(1) (3)	Carrizo Oil & Gas, Inc.	3.8x
05/09/19	Occidental Petroleum Corporation(1) (2)	Anadarko Petroleum Corporation	7.5x
11/19/18	Cimarex Energy Co.(1) (2)	Resolute Energy Corporation	8.2x
11/01/18	Encana Corporation(1)	Newfield Exploration Company	5.3x
08/14/18	Diamondback Energy, Inc.(2)	Energen Corporation	10.3x
03/28/18	Concho Resources Inc.(2)	RSP Permian Inc.	16.2x
01/16/17	Noble Energy, Inc.(2)	Clayton Williams Energy, Inc.	NM	(4)
05/11/15	Noble Energy, Inc.(2)	Rosetta Resources Inc.	6.0x
09/29/14	Encana Corporation(2)	Athlon Energy Inc.	25.1x

(1)	Selected recent transactions.
(2)	Selected transactions involving Permian-focused targets
(3)	Indicated multiple reflects amended merger agreement terms announced on November 14, 2019.
(4)	Not meaningful.

Taking into account the results of the selected transactions analysis, Credit Suisse applied a multiple range of 4.0x to 5.5x to Parsley’s LTM EBITDAX as of June 30, 2020. The selected transactions analysis indicated an implied reference range per share of Parsley Class A common stock of $7.22 to $10.82, as compared to a value of $10.90 per share of Parsley Class A common stock based on the value of the 0.1252 shares of Pioneer common stock to be issued in the mergers using the closing share price for Pioneer common stock on October 19, 2020.

Other Matters

Parsley retained Credit Suisse as its financial advisor in connection with the mergers based on Credit Suisse’s qualifications, experience and reputation as an internationally recognized investment banking and financial advisory firm. Pursuant to the engagement letter between Parsley and Credit Suisse, Parsley has agreed to pay Credit Suisse for its services a fee in an amount to be determined by reference to the aggregate value in connection with the mergers (estimated as of the date of this joint proxy statement/prospectus to be approximately $24 million), of which $3 million became payable to Credit Suisse upon the rendering of its opinion to the Parsley board and the balance of which is contingent upon the consummation of the first merger. In addition, Parsley has agreed to reimburse certain of Credit Suisse’s expenses and to indemnify Credit Suisse and certain related parties for certain liabilities and other items arising out of or related to its engagement.

Credit Suisse and its affiliates have in the past provided investment banking and other financial advice and services to Parsley and its affiliates for which advice and services Credit Suisse and its affiliates have received compensation, including among other things, during the past two years, having acted as an underwriter or initial purchaser in connection with an issuance of high yield debt securities by Parsley in 2020 for which Credit Suisse and its affiliates received aggregate fees of less than $1 million. Credit Suisse and its affiliates have in the past provided investment banking and other financial advice and services to Pioneer and its affiliates for which advice and services Credit Suisse and its affiliates have received compensation, including among other things, during the past two years, having acted as an underwriter or initial purchaser in connection with the issuance of debt securities in 2020, a counterparty in connection with the execution of a derivative transaction entered into in 2020 and an underwriter or initial purchaser in connection with an issuance of an equity convertible security in 2020 for which Credit Suisse and its affiliates received aggregate fees of approximately $10 million. Credit Suisse and its affiliates may in the future provide investment banking and other financial advice and services to Parsley, Pioneer and their respective affiliates for which advice and services Credit Suisse and its affiliates would expect to receive compensation. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial advice and services. Credit Suisse and/or its affiliates are also participants and lenders under outstanding credit facilities of Parsley and Pioneer and/or certain of their respective affiliates. Credit Suisse or one of its affiliates has also extended a line of credit to the Executive Chairman of Parsley secured by a portion of his position in the Parsley Class A common stock and Parsley Class B common stock and the associated Parsley LLC units. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for its and its affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Parsley, Pioneer and any other company that may be involved in mergers, as well as provide investment banking and other financial advice and services to such companies and their affiliates.

Opinion of Wells Fargo Securities, LLC

Pursuant to an engagement letter dated October 18, 2020, Parsley retained Wells Fargo Securities as a financial advisor to the Parsley board in connection with a review of a potential transaction involving Parsley’s business, assets or equity interests, which would include a potential transaction with Pioneer.

On October 20, 2020, Wells Fargo Securities rendered its oral opinion to the Parsley board, which was subsequently confirmed in writing by delivery of Wells Fargo Securities’ written opinion dated the same date, that, as of October 20, 2020, the exchange ratio in the proposed mergers was fair, from a financial point of view, to the Parsley Class A stockholders and holders of Parsley LLC stapled units.

Wells Fargo Securities’ opinion was for the information and use of the Parsley board (in its capacity as such) in connection with its evaluation of the proposed mergers. Wells Fargo Securities’ opinion only addressed the fairness, from a financial point of view, of the exchange ratio in the proposed mergers to the Parsley Class A stockholders and holders of Parsley LLC stapled units and did not address any other aspect or implication of the proposed mergers. The summary of Wells Fargo Securities’ opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex E to this joint proxy statement/prospectus and sets forth the procedures followed, assumptions made, matters considered and limitations and qualifications on the review undertaken by Wells Fargo Securities in connection with the preparation of its opinion. However, neither Wells Fargo Securities’ written opinion nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus is intended to be, and they do not constitute, advice or a recommendation to the Parsley board or any Parsley Class A stockholder or holder of Parsley LLC stapled units as to how such holder should vote or act on any matter relating to the proposed mergers.

In arriving at its opinion, Wells Fargo Securities, among other things:

•	reviewed the merger agreement and the form of the voting agreements;

•	reviewed certain publicly available business and financial information relating to Parsley and Pioneer and the industries in which they operate;

•

compared the financial and operating performance of Parsley and Pioneer with publicly available information concerning certain other companies Wells Fargo Securities deemed relevant, and compared current and historic market prices of Parsley Class A common stock and Pioneer common stock with similar data for such other companies;

•	reviewed certain of the Parsley projections and the Pioneer projections prepared by the managements of Parsley and Pioneer;

•

reviewed certain estimates prepared by the management of Parsley as to the potential cost savings and synergies expected by such management to be achieved as a result of the proposed mergers (the “Parsley expected synergies”);

•

discussed with the management of Parsley regarding certain aspects of the proposed mergers, the business, financial condition and prospects of Parsley, the effect of the proposed mergers on the business, financial condition and prospects of Parsley, and certain other matters that Wells Fargo Securities deemed relevant; and

•	considered such other financial analyses and investigations and such other information that Wells Fargo Securities deemed relevant.

In giving its opinion, Wells Fargo Securities assumed and relied upon the accuracy and completeness of all information that was publicly available or was furnished to or discussed with Wells Fargo Securities by Parsley or Pioneer or otherwise reviewed by Wells Fargo Securities. Wells Fargo Securities did not independently verify any such information, and pursuant to the terms of Wells Fargo Securities’ engagement by Parsley, Wells Fargo Securities did not have any obligation to undertake any such independent verification. In relying on the Parsley projections and Pioneer projections (including the Parsley expected synergies), Wells Fargo Securities assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of management as to the future performance and financial condition of Parsley and Pioneer. Wells Fargo Securities expressed no view or opinion with respect to the Parsley projections, the Pioneer projections and the Parsley expected synergies or the assumptions upon which they are based. Wells Fargo Securities assumed that any representations and warranties made by Parsley and Pioneer in the merger agreement or in other agreements relating to the proposed mergers will be true and accurate in all respects that are material to its analysis and that Parsley will have no exposure for indemnification pursuant to the merger agreement or such other agreements that would be material to its analysis. At Parsley’s direction, Wells Fargo Securities assumed for purposes of its analyses and opinion that the Parsley Class A common stock and the Parsley LLC stapled units are equivalent in all respects.

Parsley and Pioneer do not publicly disclose internal management projections of the type provided to Wells Fargo Securities in connection with Wells Fargo Securities’ analysis of the proposed mergers, and the Parsley projections and Pioneer projections were not prepared with a view toward public disclosure. The Parsley projections and the Pioneer projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in the Parsley projections and the Pioneer projections. For more information regarding the use of the Parsley projections and the Pioneer projections, please refer to the sections titled “—Certain Parsley Unaudited Prospective Financial and Operating Information” and “—Certain Pioneer Unaudited Prospective Financial and Operating Information.”

For purposes of Wells Fargo Securities’ analyses and opinion, Wells Fargo Securities assumed that, for U.S. federal income tax purposes, the integrated mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Wells Fargo Securities also assumed that the proposed mergers will have the tax consequences described in discussions with, and materials provided to Wells Fargo Securities by, Parsley and its representatives. Wells Fargo Securities also assumed that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the proposed mergers, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Parsley, Pioneer or the contemplated benefits of the proposed mergers. Wells Fargo Securities also assumed that the proposed mergers will be consummated in compliance with all applicable laws and regulations and in accordance with the terms of the merger agreement without waiver, modification or amendment of any term, condition or agreement thereof that is material to its analyses or opinion. In addition, Wells Fargo Securities did not make any independent evaluation, inspection or appraisal of the assets or liabilities (contingent or otherwise) of Parsley or Pioneer, nor was Wells Fargo Securities furnished with any such evaluations or appraisals. Wells Fargo Securities did not evaluate the solvency of Parsley or Pioneer under any state or federal laws relating to bankruptcy, insolvency or similar matters. Wells Fargo Securities further assumed that the final form of the merger agreement would conform to the execution copy reviewed by Wells Fargo Securities in all respects material to its analyses and opinion.

Wells Fargo Securities’ opinion only addressed the fairness, from a financial point of view, of the exchange ratio in the proposed mergers to the Parsley Class A stockholders and holders of Parsley LLC stapled units and Wells Fargo Securities expressed no opinion as to the fairness of any consideration paid in connection with the proposed mergers to the holders of any other class of securities, creditors or other constituencies of Parsley. Furthermore, Wells Fargo Securities expressed no opinion as to any other aspect or implication (financial or otherwise) of the proposed mergers, or any other agreement (including the tax receivable agreement), arrangement or understanding entered into in connection with the proposed mergers or otherwise, including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation or consideration to be received by or otherwise payable to any officers, directors or employees of any party to the proposed mergers, or class of such persons, relative to the exchange ratio or otherwise (including the TRA termination payments). Furthermore, Wells Fargo Securities did not express any advice or opinion regarding matters that require legal, regulatory, accounting, insurance, tax, environmental, executive compensation or other similar professional advice and has relied upon the assessments of Parsley and its advisors with respect to such advice.

Wells Fargo Securities’ opinion was necessarily based upon information made available to Wells Fargo Securities as of the date of its opinion and financial, economic, market and other conditions as they existed and could be evaluated on the date of its opinion. Wells Fargo Securities did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of its opinion. Wells Fargo Securities’ opinion did not address the relative merits of the proposed mergers as compared to any alternative transactions or strategies that might have been available to Parsley, nor did it address the underlying business decision of the Parsley board or Parsley to proceed with or effect the proposed mergers. Wells Fargo Securities did not express any opinion as to the price at which Parsley Class A common stock or Pioneer common stock may be traded at any time.

Financial Analyses

In preparing its opinion to the Parsley board, Wells Fargo Securities performed a variety of analyses, including those described below. The summary of Wells Fargo Securities’ analyses is not a complete description of the analyses underlying Wells Fargo Securities’ opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Wells Fargo Securities’ opinion nor its underlying analyses is readily susceptible to summary description. Wells Fargo Securities arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. Accordingly, Wells Fargo Securities believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Wells Fargo Securities’ analyses and opinion.

In performing its analyses, Wells Fargo Securities considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. None of the selected companies used in Wells Fargo Securities’ analyses is identical to Parsley or Pioneer and an evaluation of the results of those analyses is not entirely mathematical. The financial analyses performed by Wells Fargo Securities were performed for analytical purposes only and are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of Parsley or Pioneer.

While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, from a financial point of view, of the exchange ratio in the proposed mergers to the Parsley Class A stockholders and holders of Parsley LLC stapled units, Wells Fargo Securities did not make separate or quantifiable judgments regarding individual analyses. Much of the information used in, and accordingly the results of, Wells Fargo Securities’ analyses are inherently subject to substantial uncertainty.

Wells Fargo Securities’ opinion was only one of many factors considered by the Parsley board in evaluating the proposed mergers. Neither Wells Fargo Securities’ opinion nor its analyses were determinative of the exchange ratio or of the views of the Parsley board or management with respect to the proposed mergers or the exchange ratio. The type and amount of consideration payable in the proposed mergers were determined through negotiations between Parsley and Pioneer, and Parsley’s decision to enter into the merger agreement was solely that of the Parsley board.

The following is a summary of the material financial analyses performed by Wells Fargo Securities in connection with the preparation of its opinion rendered to, and reviewed with, the Parsley board on October 20, 2020. The order of the analyses summarized below does not represent relative importance or weight given to those analyses by Wells Fargo Securities. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions made, procedures followed, matters considered and limitations and qualifications affecting, each analysis, could create an incomplete view of Wells Fargo Securities’ analyses.

The estimates of the future financial performance of the selected companies listed below were based on certain publicly available research analyst estimates for those companies and the estimates of the future financial performance of Parsley and Pioneer relied upon for the financial analyses described below were based on the Parsley projections and the Pioneer projections, respectively.

Discounted Cash Flow Analysis

Wells Fargo Securities performed a discounted cash flow analysis for each of Parsley and Pioneer by calculating the estimated net present value of the projected unlevered free cash flows of each of Parsley and Pioneer for the six months ending December 31, 2020 and for the calendar years ending December 31, 2021 through December 31, 2024, based on the Parsley projections and the Pioneer projections, respectively.

For Parsley’s discounted cash flow analysis, Wells Fargo Securities applied terminal EBITDAX multiples of 4.75x to 5.75x and discount rates ranging from 7.75% to 9.25%. The discounted cash flow analysis indicated the following implied per share equity value reference range for Parsley Class A common stock and Parsley LLC stapled units:

	Implied per Share Equity Value
	Low	High
Discounted Cash Flow Analysis	$9.88	$13.18

For Pioneer’s discounted cash flow analysis, Wells Fargo Securities applied terminal EBITDAX multiples of 5.50x to 6.50x and discount rates ranging from 7.25% to 8.75%. The discounted cash flow analysis indicated the following implied per share equity value reference range for Pioneer common stock:

	Implied per Share Equity Value
	Low	High
Discounted Cash Flow Analysis	$103.63	$127.52

Selected Public Companies Analysis

Wells Fargo Securities reviewed certain data for selected companies with publicly traded equity securities that Wells Fargo Securities deemed relevant. None of the selected companies used in Wells Fargo Securities’ analyses is identical to Parsley or Pioneer. The selected companies were selected by Wells Fargo Securities because they are oil and gas exploration and production companies with operations in the Permian Basin and were deemed by Wells Fargo Securities to be similar to Parsley and Pioneer, respectively, in one or more respects, including, among other things, scale, leverage and commodity production mix.

The financial data reviewed for the selected companies included:

•

total enterprise value (“TEV”) (calculated as the equity value of the relevant company’s outstanding equity securities on a fully diluted basis, plus any debt, preferred equity and non-controlling interests, less cash and cash equivalents) as a multiple of estimated EBITDAX (earnings before interest, taxes, depreciation, amortization and exploration expense) for the calendar year ending December 31, 2021, or “2021E EBITDAX” for the selected companies and “2021P EBITDAX” for Parsley and Pioneer;

•	price per share, or “P”, as a multiple of estimated cash flows for the calendar year ending December 31, 2021, or “2021E CFPS” for the selected companies and “2021P CFPS” for Parsley and Pioneer; and

•	TEV as a multiple of estimated daily production for the calendar year ending December 31, 2021, or “2021E Production” for the selected companies and “2021P Production” for Parsley and Pioneer.

For Parsley, the selected companies and average, low and high of such financial data for the selected companies were:

•	Cimarex Energy Co.

•	Concho Resources Inc.

•	Devon Energy Corporation

•	Diamondback Energy, Inc.

•	Pioneer

	Average	Low	High
TEV / 2021E EBITDAX	5.0x	4.2x	6.3x
P / 2021E CFPS	3.4x	2.2x	5.4x
TEV / 2021E Production	$36,956	$20,026	$44,543

Taking into account the results of the selected companies analysis, Wells Fargo Securities applied multiple ranges of 4.75x to 5.75x to Parsley’s 2021P EBITDAX, multiple ranges of 3.50x to 4.50x to Parsley’s 2021P CFPS and multiple ranges of $37,500 to $45,000 to Parsley’s 2021P Production. The selected companies analysis indicated the following implied per share equity value reference ranges for Parsley:

	Implied per Share Equity Value
	Low	High
2021P EBITDAX	$6.98	$10.04
2021P CFPS	$9.43	$12.13
2021P Production	$8.45	$11.64

For Pioneer, the selected companies and average, low and high of such financial data for the selected companies were:

•	Concho Resources Inc.

•	Devon Energy Corporation

•	Diamondback Energy, Inc.

•	EOG Resources, Inc.

•	Parsley

	Average	Low	High
TEV / 2021E EBITDAX	5.0x	4.2x	5.8x
P / 2021E CFPS	3.4x	2.2x	4.4x
TEV / 2021E Production	$38,488	$30,846	$43,112

Taking into account the results of the selected companies analysis, Wells Fargo Securities applied multiple ranges of 5.50x to 6.50x to Pioneer’s 2021P EBITDAX, multiple ranges of 4.50x to 5.50x to Pioneer’s 2021P CFPS and multiple ranges of $42,000 to $46,000 to Pioneer’s 2021P Production. The selected companies analysis indicated the following implied per share equity value reference ranges for Pioneer:

	Implied per Share Equity Value
	Low	High
2021P EBITDAX	$74.39	$91.03
2021P CFPS	$73.17	$89.43
2021P Production	$81.10	$90.46

Exchange Ratio Analysis

Wells Fargo Securities then calculated the implied exchange ratios for Parsley by dividing the low end of each range of implied per share equity values of Parsley by the high end of each range of implied per share equity values of Pioneer and by dividing the high end of each range of implied per share equity values of Parsley by the low end of each range of implied per share equity values of Pioneer. The exchange ratio analysis indicated the following implied exchange ratio reference ranges for Parsley:

Implied Exchange Ratio
	Low	High
Discounted Cash Flow Analysis	0.0775x	0.1272x
Selected Public Companies Analysis
2021P EBITDAX	0.0767x	0.1349x
2021P CFPS	0.1055x	0.1657x
2021P Production	0.0934x	0.1435x

The implied exchange ratio reference ranges were then compared to the proposed exchange ratio of 0.1252x.

Other Matters

Wells Fargo Securities is a trade name of Wells Fargo Securities, LLC, an investment banking subsidiary and affiliate of Wells Fargo & Company. Parsley retained Wells Fargo Securities as its financial advisor in connection with the proposed mergers based on Wells Fargo Securities’ experience and reputation. Wells Fargo Securities is regularly engaged to provide investment banking and financial advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Parsley has agreed to pay Wells Fargo Securities an aggregate fee currently estimated to be approximately $13 million, $3 million of which became payable to Wells Fargo Securities at the time Wells Fargo Securities delivered its opinion, and the remainder of which is contingent and payable upon the consummation of the proposed mergers. In addition, Parsley has agreed to reimburse Wells Fargo Securities for certain expenses and to indemnify Wells Fargo Securities and certain related parties against certain liabilities and other items that may arise out of or relate to Wells Fargo Securities’ engagement. The issuance of Wells Fargo Securities’ opinion was approved by an authorized committee of Wells Fargo Securities.

Wells Fargo Securities and its affiliates provide a wide range of investment and commercial banking advice and services, including financial advisory services, securities underwritings and placements, securities sales and trading, brokerage advice and services, and commercial loans. During the two years preceding the date of Wells Fargo Securities’ written opinion, Wells Fargo Securities and its affiliates had investment or commercial banking relationships with Parsley and Pioneer, for which Wells Fargo Securities and such affiliates received customary compensation. Such relationships have included acting as administrative agent, sole lead arranger and sole bookrunner on Parsley LLC’s credit facility agreement, which was most recently amended in October 2020, as lead bookrunner and co-lead arranger on Pioneer’s facility agreement in October 2018, as placement agent on Pioneer’s share repurchase in January 2020, as lead bookrunner and co-lead arranger on Pioneer’s facility agreement in April 2020, as joint bookrunner on an issuance of debt securities by Pioneer in May 2020, and as joint bookrunner on an issuance of debt securities by Pioneer in August 2020. During the two years preceding the date of Wells Fargo Securities’ written opinion, Wells Fargo Securities and its affiliates received aggregate fees of approximately $1.3 million from Parsley and approximately $3.2 million from Pioneer. Wells Fargo Securities or its affiliates are also an agent and a lender to one or more of the credit facilities of Parsley and Pioneer. In addition, during the two years preceding the date of Wells Fargo Securities’ written opinion, Wells Fargo Securities and its affiliates had investment or commercial banking relationships with portfolio companies of affiliates of Quantum, which portfolio companies are not related to the proposed mergers. Wells Fargo Securities and its affiliates hold, on a proprietary basis, less than 1% of the issued and outstanding common stock of each of Parsley and Pioneer. In the ordinary course of business, Wells Fargo Securities and its affiliates may trade or otherwise effect transactions in the securities or other financial instruments (including bank loans or other obligations) of Parsley, Pioneer and/or their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or financial instruments. Wells Fargo Securities and its affiliates have adopted policies and procedures designed to preserve the independence of their research and credit analysts whose views may differ from those of the members of the team of investment banking professionals involved in preparing Wells Fargo Securities’ opinion.

Interests of Certain Parsley Directors and Executive Officers in the Mergers

In considering the recommendation of the Parsley board that stockholders vote “FOR” the Parsley merger proposal and the Parsley compensation proposal, Parsley stockholders should be aware that the executive officers and directors of Parsley have interests in the mergers that may be different from, or in addition to, those of Parsley stockholders generally.

These interests are described below, and certain of them are quantified in the narrative and tabular disclosure included under “—Quantification of Potential Payments and Benefits to Parsley’s Named Executive Officers.” The Parsley board was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the mergers, in approving the merger agreement, and in recommending the Parsley merger proposal and Parsley compensation proposal.

Parsley Directors to Be Appointed to the Pioneer Board

Pursuant to the merger agreement, Pioneer and Parsley have agreed that the Pioneer board will be expanded by two members as of the effective time and Matt Gallagher and A.R. Alameddine will be appointed as directors of the Pioneer board. If either Mr. Gallagher and/or Mr. Alameddine is unwilling or unable to serve as a member of the Pioneer board at the effective time, then another member or members of the Parsley board that is determined by the Pioneer board in good faith to be independent with respect to his or her service on the Pioneer board and is mutually agreed between Pioneer and Parsley will instead be appointed to fill such vacancy or vacancies on the Pioneer board in lieu of Mr. Gallagher and/or Mr. Alameddine, as applicable. Any remuneration to be paid to these directors will be consistent with Pioneer’s remuneration policy for its directors. Pioneer has also agreed to take all action necessary to nominate the Parsley director designees for election to the Pioneer board in the proxy statement relating to the first annual meeting of Pioneer stockholders following the closing of the mergers. In addition, the Pioneer board (or a committee thereof) will appoint each Parsley director designee to a committee of the Pioneer board within 90 days following the closing date.

Taxable Status of Opco Merger for Parsley LLC Unitholders and Rights of Certain Parsley LLC Unitholders under the Tax Receivable Agreement

As described below under “Share Ownership of Directors, Executive Officers and Certain Beneficial Owners of Parsley,” as of November 13, 2020, Parsley’s directors and executive officers beneficially own in the aggregate 77,685,495 shares of Parsley Class A common stock and 23,275,078 Parsley LLC units (and a corresponding number of shares of Parsley Class B common stock). Such aggregate amounts do not include shares beneficially owned by Mr. Hinson, who is still a member of Parsley LLC but is no longer an executive officer of Parsley. As described under “The Merger Agreement—Terms of the Mergers; Merger Consideration,” pursuant to the merger agreement, all eligible shares of Parsley Class A common stock and eligible Parsley LLC units, including those held by Parsley’s directors and executive officers, will be converted in the mergers into the right to receive a number of shares of Pioneer common stock equal to the exchange ratio, and all shares of Parsley Class B common stock, including those held by Parsley’s directors and executive officers, will be cancelled for no additional consideration, subject to any statutory rights to appraisal pursuant to the DGCL solely with respect to the Parsley Class B common stock.

It is intended that the integrated mergers, taken together, will qualify as a tax-deferred “reorganization” within the meaning of Section 368(a) of the Code, and it is a condition to Parsley’s obligation to complete the mergers that Parsley receive a customary tax opinion of counsel to that effect. As a result, Parsley Class A stockholders, including Parsley’s directors and executive officers with respect to their aggregate 77,685,495 shares of Parsley Class A common stock beneficially owned by them as of November 13, 2020, generally are not expected to recognize any gain (or loss) for U.S. federal income tax purposes as a result of the exchange of their shares of Parsley Class A common stock for Pioneer common stock pursuant to the merger agreement (except for any gain or loss that may result from the receipt by such holder of cash in lieu of fractional shares of Pioneer common stock). As a result of the integrated mergers, Parsley’s directors and executive officers in the aggregate are expected to receive, in exchange for the aggregate 77,685,495 shares of Parsley Class A common stock beneficially owned by them as of November 13, 2020, as merger consideration approximately 9,726,224 shares of Pioneer common stock, which would have an aggregate market value, based on the closing price of Pioneer common stock on November 13, 2020, of approximately $881.9 million.

In contrast, the Opco merger is intended to be treated with respect to the Parsley LLC unitholders, including Messrs. Sheffield, Gallagher, Dalton and Hinson, as a fully taxable sale by such holders of their Parsley LLC units in exchange for Pioneer common stock (and cash in lieu of fractional shares of Pioneer common stock, if any) for U.S. federal income tax purposes. The Parsley LLC unitholders, including Messrs. Sheffield, Gallagher, Dalton and Hinson, are expected to recognize material gain on the exchange of their Parsley LLC units for Pioneer common stock in such taxable sale. It is currently estimated that an aggregate of $88.8 million in cash taxes will be payable by Messrs. Sheffield, Gallagher, Dalton and Hinson with respect to the gain they recognize solely as a result of the taxable sale of their 24,562,688 Parsley LLC units pursuant to the merger agreement. The gain recognized by the Parsley LLC unitholders, including Messrs. Sheffield, Gallagher, Dalton and Hinson, will result in an increase in the tax basis of the assets of Parsley LLC.

In connection with its IPO in 2014, Parsley entered into the tax receivable agreement with the TRA holders, in which Parsley agreed to make specified future payments to the TRA holders relating to tax attributes generated to Parsley’s benefit in future taxable exchanges of Parsley LLC units by TRA holders. The tax receivable agreement generally provides for the payment by Parsley to each TRA holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that Parsley actually realizes (or is deemed to realize in certain circumstances described below) in periods after the IPO as a result of certain increases in tax basis and certain benefits attributable to imputed interest associated with such taxable exchanges, with Parsley retaining the benefit of the remaining 15% of these cash savings. Under the terms of the tax receivable agreement, however, a change of control (as defined under the tax receivable agreement, which includes certain mergers and business combinations, including the first merger) will result in a lump-sum payment equal to the present value of hypothetical future payments that could be required to be paid under the tax receivable agreement (determined by applying a discount rate of one-year LIBOR plus 3%). It is currently estimated, based on an analysis conducted by Parsley’s third-party tax advisors consistent with the terms of the tax receivable agreement, that the TRA termination payments made to Messrs. Sheffield, Gallagher, Dalton, Hinson and their respective affiliates will be, in the aggregate, approximately $133.5 million, and that an aggregate of $31.8 million in cash taxes will be payable by such persons with respect to the TRA termination payments. The net amount remaining would be available to pay the estimated aggregate $88.8 million in cash taxes payable by Messrs. Sheffield, Gallagher, Dalton, Hinson and their respective affiliates solely as a result of the taxable sale of Parsley LLC units described above. Of the estimated TRA termination payments, it is currently estimated that approximately $115.5 million will be paid to Mr. Sheffield and his affiliates, approximately $5.6 million will be paid to Mr. Gallagher, approximately $4.5 million will be paid to Mr. Dalton and approximately $8.0 million will be paid to Mr. Hinson. The estimates of potential tax liabilities and TRA termination payments discussed above are based on certain assumptions, including with respect to the price of Pioneer common stock and the one-year LIBOR rate at the effective time, each Parsley LLC unitholder’s adjusted tax basis in its Parsley LLC units and the character of the gain or loss it recognizes, and the tax rates applicable to Parsley and the Parsley LLC unitholders, and the actual taxes owed by and TRA termination payments payable to Messrs. Sheffield, Gallagher, Dalton and Hinson could differ materially.

In connection with the execution and delivery of the merger agreement, Parsley, Messrs. Sheffield, Gallagher, Dalton and Hinson, and certain other parties to the tax receivable agreement entered into the TRA amendment, pursuant to which such parties agreed to terminate the tax receivable agreement, immediately after the effective time, on the terms set forth in the TRA amendment. In connection with the termination of the tax receivable agreement, Parsley will pay the TRA termination payments to the TRA holders, including Messrs. Sheffield, Gallagher, Dalton and Hinson, in an amount calculated in a manner consistent with the methodology specified in the TRA amendment, which methodology is consistent with Parsley’s historical methodology for calculating potential liabilities (including the estimated termination payment that would be due in connection with a change of control) under the tax receivable agreement reported in its filings with the SEC. In the event the merger agreement is terminated, the TRA amendment will no longer be of any force and effect.

The disparate tax treatment as between Parsley Class A stockholders and Parsley LLC unitholders, in each case as described above, and the rights under the tax receivable agreement results in additional transaction costs, but also additional payment rights, and other considerations for Messrs. Sheffield, Gallagher, Dalton and Hinson that differ in certain respects from other Parsley Class A stockholders.

Treatment of Parsley Equity Awards in the Mergers

The merger agreement provides for the treatment set forth below with respect to the awards held by Parsley’s non-employee directors and executive officers at the effective time. For additional information regarding treatment of awards held by Parsley’s executive officers upon a “qualifying termination” (as defined below) upon or following the mergers pursuant to Parsley employment agreements, see “—Change In Control Payments and Benefits” below. In the event the closing date does not occur prior to December 31, 2020, the Parsley compensation committee intends to accelerate to December 31, 2020, the vesting of the 2018 time-based restricted stock award held by Mr. Gallagher and the vesting of the 2018 time-based restricted stock unit award held by Mr. Dell’Osso that would otherwise vest in February and March of 2021, respectively, and the certification of performance attained with respect to the 2018 performance-based restricted stock award held by Mr. Gallagher.

Parsley Time-Based Restricted Stock Awards: Each unvested time-based restricted stock award held by a Parsley executive officer that is issued and outstanding as of immediately prior to the effective time will, at the effective time, be converted, on the same terms and conditions (including time-based vesting conditions) as were applicable to such time-based restricted stock award as of immediately prior to the effective time, into a time-based restricted stock award of Pioneer covering a number of shares of Pioneer common stock, rounded up or down to the nearest whole share, equal to the product of (a) the number of shares of Parsley Class A common stock subject to such award as of immediately prior to the effective time and (b) the exchange ratio.

The following table sets forth, for each of Parsley’s executive officers, the aggregate number of shares of Parsley Class A common stock subject to unvested time-based restricted stock awards held by such executive officers as of November 13, 2020. Each such award is scheduled to vest in full on February 12, 2021, which may occur prior to the effective time. None of Parsley’s non-employee directors hold unvested restricted stock awards as of November 13, 2020.

Executive Officer Name	Number of Shares Subject to Outstanding Parsley Time-Based Restricted Stock Awards (#)
Matt Gallagher	51,142
Bryan Sheffield	60,274
Ryan Dalton	33,790
David Dell’Osso	—
Colin Roberts	20,091
Mike Hinson	10,959
Stephanie Reed	9,132

Parsley Time-Based Restricted Stock Unit Awards: Each unvested Parsley time-based restricted stock unit award held by a Parsley non-employee director that is issued and outstanding as of immediately prior to the effective time will, at the effective time, automatically, and without any action on the part of Pioneer, Parsley, or the holder thereof become fully vested and be converted into the right to receive a number of shares of Pioneer common stock (to be issued within 30 days following the closing date in accordance with the terms of the applicable restricted stock unit award agreement), rounded up or down to the nearest whole share, equal to the product of (a) the number of shares of Parsley Class A common stock subject to such award as of immediately prior to the effective time and (b) the exchange ratio.

Each unvested time-based restricted stock unit award held by a Parsley executive officer that is issued and outstanding as of immediately prior to the effective time will at the effective time, be converted, on the same terms and conditions (including time-based vesting conditions) applicable to such unvested restricted stock unit award as of immediately prior to the effective time, into the right to receive a Pioneer time-based restricted stock unit award covering a number of shares of Pioneer common stock, rounded up or down to the nearest whole share, equal to the product of (a) the number of shares of Parsley Class A common stock subject to such award immediately prior to the effective time and (b) the exchange ratio.

The following table sets forth, for each Parsley non-employee director and executive officer, the aggregate number of shares of Parsley Class A common stock subject to restricted stock unit awards held by such non-employee directors and executive officers as of November 13, 2020. A portion of the time-based restricted stock unit award granted to Mr. Dell’Osso on October 9, 2018 covering 17,515 shares of Parsley Class A common stock is scheduled to vest on March 1, 2021, which may occur prior to the effective time.

Executive Officer and Non-Employee Director Name	Number of Shares Subject to Outstanding Parsley Time-Based Restricted Stock Unit Awards (#)
Matt Gallagher	250,605
Bryan Sheffield	—
A.R. Alameddine	20,374
Ronald Brokmeyer	20,374
William Browning	20,374
Dr. Hemang Desai	20,374
Karen Hughes	20,374
James J. Kleckner	20,374
David H. Smith	20,374
S. Wil VanLoh, Jr.	20,374
Jerry Windlinger	20,374
Ryan Dalton	107,136
David Dell’Osso	158,009
Colin Roberts	68,214
Mike Hinson	27,770
Stephanie Reed	34,832

For the estimated values of the potential accelerated vesting of the time-based restricted stock awards and time-based restricted stock unit awards held by Parsley’s NEOs, see the “Equity” column of the table below under “—Quantification of Potential Payments and Benefits to Parsley’s Named Executive Officers.” As the Parsley time-based restricted stock awards and time-based restricted stock unit awards held by Parsley’s executive officers are being converted directly into awards based on Pioneer common stock and there is no acceleration of vesting solely upon consummation of the mergers, no monetary value is being received by Parsley’s executive officers in connection with the conversion of such time-based restricted stock awards and time-based restricted stock unit awards. However, pursuant to the Parsley employment agreements, the time-based restricted stock awards and time-based restricted stock unit awards held by Parsley’s executive officers will vest in full upon a qualifying termination upon or following the mergers as described under “—Change in Control Payments and Benefits.”

Parsley Performance-Based Restricted Stock Awards and Performance-Based Restricted Stock Unit Awards: Each unvested performance-based restricted stock award and performance-based restricted stock unit award (collectively, “Parsley performance awards”) held by Parsley’s executive officers will become vested pursuant to the terms of the merger agreement based on deemed achievement of the maximum level of performance applicable to such Parsley performance award as of the date immediately prior to the effective time.

Each such performance-based restricted stock award that vests as a result of the mergers will, at the effective time, automatically, and without any action on the part of Pioneer, Parsley or the holder thereof, be converted into the right to receive a number of shares of Pioneer common stock equal to the product of (a) the number of shares of Parsley Class A common stock subject to such award as of immediately prior to the effective time and (b) the exchange ratio. Each such performance-based restricted stock unit award held by Parsley executive officers that vests as a result of the mergers will, at the effective time, automatically, and without any action on the part of Pioneer, Parsley, or the holder thereof, be converted into the right to receive a number of shares of Pioneer common stock, rounded up or down to the nearest whole share, equal to the product of (a) the number of shares of Parsley Class A common stock subject to such award immediately prior to the effective time, and (b) the exchange ratio.

The following table sets forth, for each of Parsley’s executive officers, the aggregate number of unvested shares of Parsley Class A common stock subject to the Parsley performance awards based on the deemed achievement of maximum performance (200%), in each case, held by such executive officers as of November 13, 2020. Based on actual performance as of November 13, 2020, the maximum number (200%) of the performance-based restricted stock awards granted on February 12, 2018 to each of the executive officers except for Mr. Dell’Osso are expected to vest on December 31, 2020 in accordance with the terms of such awards, prior to the expected closing date, and not in connection with the mergers. Nevertheless, the 2018 performance-based restricted stock awards are included in the table below. None of Parsley’s non-employee directors hold any Parsley performance awards.

Executive Officer Name	Number of Shares Subject to Outstanding Parsley Performance Awards (Based on Maximum Performance) (#)
Matt Gallagher	603,494
Bryan Sheffield	120,548
Ryan Dalton	281,852
David Dell’Osso	280,988
Colin Roberts	176,610
Mike Hinson	77,458
Stephanie Reed	87,928

For the estimated values of the potential accelerated vesting of the Parsley performance awards held by Parsley’s NEOs, see the “Equity” column of the table below under “—Quantification of Potential Payments and Benefits to Parsley’s Named Executive Officers.”

Treatment of Parsley LLC Units in the Opco Merger

As discussed above, certain of Parsley’s executive officers hold Parsley LLC units (and a corresponding number of shares of Parsley Class B common stock). As described above under “—Taxable Status of Opco Merger for Parsley LLC Unitholders and Rights of Certain Parsley LLC Unitholders under the Tax Receivable Agreement” and described under “The Merger Agreement—Terms of the Mergers; Merger Consideration,” pursuant to the merger agreement, at the effective time and without any action on the part of Pioneer, Parsley,

Parsley LLC or holders of any equity interests in the foregoing, each Parsley LLC unit held by a Parsley executive officer that is issued and outstanding immediately prior to the effective time will be converted into the right to receive a number of shares of Pioneer common stock equal to the exchange ratio, and the corresponding shares of Parsley Class B common stock will be cancelled for no additional consideration, subject to any statutory rights to appraisal pursuant to the DGCL solely with respect to the Parsley Class B common stock. The following table sets forth, for each of Parsley’s executive officers, the aggregate number of Parsley LLC units (and corresponding shares of Parsley Class B common stock) held or beneficially owned by such executive officers as of November 13, 2020.

Executive Officer Name	Number of Parsley LLC Units and Corresponding Shares of Parsley Class B Common Stock (#)
Matt Gallagher	1,000,000
Bryan Sheffield	21,198,751
Ryan Dalton	1,076,327
David Dell’Osso	—
Colin Roberts	—
Mike Hinson	1,287,610
Stephanie Reed	—

Change in Control Payments and Benefits

For purposes of the agreements described below, the completion of the mergers will constitute a “change in control” as defined within the applicable documents.

Parsley has entered into an employment agreement with each of its executive officers (as each may be amended from time to time, the “Parsley employment agreements”), pursuant to which the executive officers may become eligible to receive severance benefits upon a qualifying termination of employment following the mergers. Under the Parsley employment agreements, if an executive officer terminates his or her employment for “good reason” (as defined below) or if his or her employment is terminated by the surviving company without “cause” (as defined below) (each, a “qualifying termination” for purposes of the Parsley employment agreements), and not by reason of disability (as defined below) or death, and such termination occurs on, or during the 12-month (or, for Mr. Sheffield, 24-month) period following, the date on which the mergers occur, then such executive officer would be eligible to receive the following payments and/or benefits, subject to such executive officer’s timely execution and non-revocation of a full release of claims in favor of Parsley and its affiliates and subsidiaries no later than 60 days following the executive’s termination of employment and continued compliance with restrictive covenants, including non-competition, non-solicitation, non-disclosure, and assignment of invention agreements:

•

cash severance equal to (a) three in the case of Messrs. Gallagher and Sheffield, two and one-quarter in the case of Messrs. Dalton, Dell’Osso and Roberts, and two in the case of Mr. Hinson and Ms. Reed times (b) the sum of (i) the executive officer’s annualized base salary for the year in which the termination occurs plus (ii) an amount equal to the average of the executive officer’s annual cash incentive bonus actually paid for the three most recently completed calendar years prior to the executive officer’s termination of employment, except that Mr. Dell’Osso’s annual cash incentive bonus for 2018 will be calculated as if he received a non-prorated annual cash incentive bonus for such year (the “severance amount”);

•

reimbursement on a monthly basis for the difference between the amount the executive officer pays for continued coverage under Parsley’s group health plans pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) and the employee contribution amount that active senior executive employees of Parsley pay for the same or similar coverage under such group health plans for up to 18 months;

•

outplacement services provided by a company of Parsley’s choosing for up to 12 months for Messrs. Gallagher and Sheffield and six months for Messrs. Dalton, Dell’Osso, Roberts and Hinson and Ms. Reed; and

•	accelerated vesting of all issued and outstanding unvested time-based equity awards.

The severance amount will be payable in a lump sum to each executive officer other than Mr. Sheffield. The portion of Mr. Sheffield’s severance amount that is equal to three times his annualized base salary shall be paid in 36 monthly installments following the termination date, and the portion of Mr. Sheffield’s severance amount that is equal to three times his average annual cash incentive bonus for the past three years shall be payable in a lump sum following the last such monthly installment. For purposes of the Parsley employment agreements:

•

“cause” generally means, as determined by the Parsley board in good faith and its sole and absolute discretion, the executive officer’s (a) violation of Parsley’s substance abuse policy; (b) refusal or inability (other than by reason of death or disability) to perform the duties assigned to him or her; (c) acts or omissions evidencing a violation of his or her duties of loyalty and good faith; candor; fair and honest dealing; integrity; or full disclosure to Parsley, as well as any acts or omissions which constitute self-dealing; (d) willful disobedience of lawful orders, policies, regulations, or directives issued to him or her by Parsley, including policies related to sexual harassment, discrimination, computer use or the like; (e) conviction or commission of a felony, a crime of moral turpitude, or a crime that could reasonably be expected to impair the ability of the executive officer to perform his or her job duties; (f) breach of the Parsley employment agreement by each executive officer, or in the case of each executive officer other than Messrs. Sheffield and Hinson, any other agreement between Parsley and the executive officer; (g) revocation or suspension of any necessary license or certification; (h) generation of materially incorrect financial, geological, seismic or engineering projections, compilations or reports; or (i) a false statement by him to obtain his or her position;

•

“disability” means, generally, the executive officer’s inability to perform the essential functions of his or her position, with reasonable accommodations, due to physical or mental impairment that continues, or can reasonably be expected to continue, for a period in excess of 90 days, whether or not consecutive, in any period of 365 days; and

•

“good reason” means, generally, without the executive officer’s consent (a) a material diminution in the executive officer’s base compensation; (b) a material diminution in the executive officer’s authority, duties or responsibilities; or (c) any other action or inaction that constitutes a material breach by Parsley of the Parsley employment agreement. For Mr. Sheffield, “Good Reason” also includes the following, in each case, without his consent (x) a material diminution in the authority, duties, or responsibilities of the supervisor to whom Mr. Sheffield is required to report, including a requirement that he report to a corporate officer or employee instead of reporting directly to the Parsley board; or (y) a material diminution in the budget over which Mr. Sheffield retains authority. In order to have grounds for Good Reason, (i) the executive officer must provide written notice to Parsley of the occurrence of the circumstances giving rise to Good Reason within 60 days of such circumstances first arising, (ii) Parsley must not have cured such act or omission within 30 days of receiving such notice and (iii) the date of the executive officer’s termination must occur within 120 days after the first occurrence of such circumstances.

The Parsley employment agreements also provide that if any payments and benefits provided to the executive officers in connection with the consummation of the mergers would subject the executive officers to an excise tax under Section 4999 of the Code then the payments or benefits payable to the executive officers will be reduced (but not below zero) so that no portion of the payments or benefits received by the executive officers would be subject to the excise tax under Section 4999 of the Code if such reduction would result in a higher net after-tax benefit to the executive officers after taking into account any applicable excise tax under Section 4999 of the Code. Parsley does not expect that any portion of the payments and benefits provided to the executive officers in connection with the consummation of the mergers would subject the executive officers to an excise tax under Section 4999 of the Code or be subject to reduction pursuant to the Parsley employment agreements.

The Parsley compensation committee may pay 2020 annual cash incentive bonuses in accordance with the terms of Parsley’s short-term cash incentive program on or before December 31, 2020. Historically, bonuses have been paid in early to mid-February in the year following the calendar year to which the bonus relates. In the event that the closing date occurs in 2021, the Parsley compensation committee may pay its executive officers prorated annual cash incentive bonuses for the period of time between January 1, 2021 and the closing date, provided that such executive officers remain employed by Parsley through, and based on actual performance as of, such date. These amounts have not been included in the “Cash” column of the table below under “—Quantification of Potential Payments and Benefits to Parsley’s Named Executive Officers” because it is assumed for purposes of such table that the closing date occurred on November 13, 2020, the latest practicable date.

The following table sets forth, for each of Parsley’s executive officers, the cash severance amounts (inclusive of the estimated cost of COBRA reimbursement and outplacement services) that would be payable upon a qualifying termination in connection with the mergers on November 13, 2020.

Name	Total ($)
Matt Gallagher	5,068,495
Bryan Sheffield	4,537,580
Ryan Dalton	2,387,701
David Dell’Osso	2,374,184
Colin Roberts	2,017,816
Mike Hinson	1,325,599
Stephanie Reed	1,268,979

Quantification of Potential Payments and Benefits to Parsley’s Named Executive Officers

The information set forth below is required by Item 402(t) of Regulation S-K regarding compensation that is based on or otherwise relates to the mergers that the NEOs could receive in connection with the mergers. Such amounts have been calculated assuming that (a) the mergers closed on the latest practicable date of November 13, 2020, (b) the value per share of Parsley Class A common stock on the completion of the mergers is $10.36 (which, in accordance with SEC requirements, is calculated by multiplying the exchange ratio by $82.71, the average closing price of a share of Pioneer common stock over the first five business days following the first public announcement of the mergers), (c) each NEO experiences a qualifying termination immediately following the completion of the mergers (making all payments and benefits below attributable to a “double-trigger” arrangement, except for accelerated vesting of Parsley performance awards, which are subject to “single-trigger” vesting pursuant to the terms of the merger agreement), and (d) each NEO has properly executed any required releases and complied with all requirements (including any applicable restrictive covenants) necessary in order to receive all payments and benefits. Some of the assumptions used in the table below are based upon information not currently available and, as a result, the actual amounts to be received by any of the NEOs below may materially differ from the amounts set forth below. The payments and benefits described below are calculated based on, to the extent applicable, each NEO’s existing Parsley employment agreement and equity arrangements with Parsley and may include certain payments or benefits that are contingent upon services to be provided by such NEO to Parsley, but only as set forth under the terms and conditions of our arrangements with the NEOs. Accordingly, see “—Change in Control Payments and Benefits” above, for a description of the change in control payments and treatment of the NEOs’ equity awards.

The actual amounts payable to Parsley’s NEOs will depend on whether the NEO experiences a qualifying termination, the date of such termination (if any) and the terms of the plans or agreements in effect at such time, and accordingly may differ materially from the amounts set forth below. In addition, while the information set forth below assumes the mergers occur on November 13, 2020 as required by SEC rules, the mergers are not expected to close until 2021. As a result, certain time-based and performance-based equity awards held by the

NEOs are expected to vest in accordance with their terms and Parsley employees, including the NEOs, are expected to receive payment of their 2020 annual bonuses under the Parsley short-term incentive program with respect to 2020 performance, which, for the NEOs, is assumed to be at the maximum performance level resulting in payments equal to 200% of the applicable target amount, in each case, prior to the closing of the mergers. In an effort to comply with the SEC rules, such time-based and performance-based equity awards are included in the table below because, pursuant to the terms of the Parsley employment agreements and the merger agreement, such awards would single-trigger vest or otherwise vest in connection with a qualifying termination prior to settlement of such awards. However, Parsley’s NEOs are not entitled to receive payment of their 2020 annual bonuses if a qualifying termination occurs prior to the date of payment of such bonuses; therefore, 2020 annual bonus amounts are not included in the table below.

Change in Control Compensation

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Matt Gallagher	5,024,760	9,378,299	43,735	14,446,794
Ryan Dalton	2,351,966	4,379,981	35,735	6,767,682
David Dell’Osso	2,340,323	4,548,010	33,861	6,922,194
Colin Roberts	1,982,081	2,744,522	35,753	4,762,356
Mike Hinson	1,291,738	1,203,700	33,861	2,529,299

(1)

These amounts reflect the cash severance amounts payable under the Parsley employment agreements with each of Messrs. Gallagher, Dalton, Dell’Osso, Roberts and Hinson described under “—Change in Control Payments and Benefits”. Details of the cash payments are shown in the following supplemental table:

Name	Salary ($)(a)	Average Bonus ($)(b)	Total ($)
Matt Gallagher	2,475,000	2,549,760	5,024,760
Ryan Dalton	1,125,000	1,226,966	2,351,966
David Dell’Osso	1,147,500	1,192,823	2,340,323
Colin Roberts	933,750	1,048,331	1,982,081
Mike Hinson	710,000	581,738	1,291,738

(a)

Three times Mr. Gallagher’s annualized base salary, two and one-quarter times Messrs. Dalton’s, Dell’Osso’s and Roberts’ annualized base salary and two times Mr. Hinson’s annualized base salary, in each case, for the year in which their respective terminations occurred, presumed for purposes of these disclosures to be 2020.

(b)

Three times Mr. Gallagher’s average annual bonus, two and one-quarter times Messrs. Dalton’s, Dell’Osso’s and Roberts’ average annual bonus, and two times Mr. Hinson’s average annual bonus, in each case, for the three years (or for Mr. Dell’Osso, two years) preceding such NEO’s termination, presumed for purposes of these disclosures to be in 2020.

(2)

These amounts reflect the value of time-based and performance-based restricted stock units and restricted stock, as described under “—Treatment of Parsley Equity Awards in the Mergers” and “—Change in Control Payments and Benefits”. The Parsley performance awards held by the NEOs will vest immediately upon the mergers (and such vesting is therefore pursuant to a “single-trigger” arrangement) based on maximum performance levels and each NEO’s time-based restricted stock awards and time-based restricted stock unit awards will vest in connection with certain terminations of employment upon or following the mergers pursuant to the Parsley employment agreements. The amount is based on a per share value of Parsley Class A common stock of $10.36, which value represents the product of the exchange ratio multiplied by $82.71, the average closing price of a share of Pioneer common stock over the first five business days following the first public announcement of the mergers. Details of the equity award payments are shown in the following supplemental table:

Name	Time-Based Restricted Stock Awards($)(a)	Restricted Stock Unit Awards ($)(b)	Performance- Based Restricted Stock Awards($)(c)	Performance- Based Restricted Stock Unit Awards ($)(d)	Total ($)
Matt Gallagher	529,832	2,596,268	1,059,663	5,192,536	9,378,299
Ryan Dalton	350,065	1,109,929	700,129	2,219,858	4,379,981
David Dell’Osso	—	1,636,974	—	2,911,036	4,548,010
Colin Roberts	208,143	706,698	416,286	1,413,395	2,744,522
Mike Hinson	113,536	287,698	227,071	575,395	1,203,700

(a)

Amounts reflect the number of shares of Parsley Class A common stock subject to time-based restricted stock awards accelerated in connection with a qualifying termination on or following the mergers (51,142 for Mr. Gallagher, 33,790 for Mr. Dalton, zero for Mr. Dell’Osso, 20,091 for Mr. Roberts and 10,959 for Mr. Hinson) multiplied by $10.36. The awards reflected in this column are scheduled to vest in full on February 12, 2021 and, as a result, may vest in the ordinary course prior to the effective time.

(b)

Amounts reflect the number of shares of Parsley Class A common stock subject to time-based restricted stock unit awards accelerated in connection with a qualifying termination on or following the mergers (250,605 for Mr. Gallagher, 107,136 for Mr. Dalton, 158,009 for Mr. Dell’Osso, 68,214 for Mr. Roberts and 27,770 for Mr. Hinson) multiplied by $10.36. A portion of the time-based restricted stock unit award granted to Mr. Dell’Osso on October 9, 2018 covering 17,515 shares is scheduled to vest on March 1, 2021 and, as a result, such shares may vest in the ordinary course prior to the effective time.

(c)

Amounts reflect the maximum number of shares of Parsley Class A common stock subject to performance-based restricted stock awards granted in 2018 to each of the NEOs other than Mr. Dell’Osso (102,284 for Mr. Gallagher, 67,580 for Mr. Dalton, 40,182 for Mr. Roberts and 21,918 for Mr. Hinson) multiplied by $10.36. For purposes of this table, Parsley assumed that the maximum number of shares subject to such performance-based restricted stock awards would become vested on November 13, 2020, but these awards will be earned as of December 31, 2020 based on actual performance, which is anticipated to be at maximum performance levels as of the latest practicable date, and will vest in the ordinary course of business rather than in connection with the mergers. Such performance-based restricted stock awards have been included in this table out of an abundance of caution in an effort to comply with SEC rules.

(d)

Amounts reflect the maximum number of shares of Parsley Class A common stock subject to performance-based restricted stock unit awards granted in 2019 and 2020 to each of the NEOs that will become vested pursuant to the merger agreement (501,210 for Mr. Gallagher, 214,272 for Mr. Dalton, 280,988 for Mr. Dell’Osso, 136,428 for Mr. Roberts and 55,540 for Mr. Hinson) multiplied by $10.36.

(3)

These amounts reflect benefits that are part of severance under the Parsley employment agreements described under “—Change in Control Payments and Benefits”, which include six (or 12 for Mr. Gallagher) months of outplacement services and reimbursement of a portion of the COBRA premiums paid by the NEO for 18 months (presuming that such NEO remains eligible for COBRA during the full 18-month period following his termination). The amounts reported are based on the COBRA premiums and NEO benefits elections in effect as of November 13, 2020, which are assumed for purposes of this table to remain the same throughout the applicable benefit reimbursement period.

Share Ownership

As described under “Share Ownership of Directors, Executive Officers and Certain Beneficial Owners of Parsley” and “The Merger Agreement—Terms of the Mergers; Merger Consideration”, executive officers and non-employee directors of Parsley beneficially own shares of Parsley Class A common stock and Parsley LLC units, which will be entitled to receive the merger consideration in respect of each share of Parsley Class A common stock and Parsley LLC units beneficially owned by them.

Sheffield Voting Agreement

In connection with the execution of the merger agreement, Mr. Sheffield entered into the Sheffield voting agreement with respect to the Sheffield voting agreement shares, wherein Mr. Sheffield agreed to vote all of the Sheffield voting agreement shares (i) in favor of the adoption of the merger agreement and the approval of any other matters necessary for consummation of the transactions contemplated by the merger agreement, including the mergers, subject to certain exceptions, and (ii) against specified actions that could reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect the mergers, including specified actions that contemplate alternative transactions. Under the Sheffield voting agreement, Mr. Sheffield has granted to Pioneer an irrevocable proxy to vote the Sheffield voting agreement shares as provided above. Subject to certain exceptions, the Sheffield voting agreement restricts Mr. Sheffield from transferring Parsley common stock or Parsley LLC units until the earlier of the termination of the Sheffield voting agreement and the effective time. As of the Parsley record date, Mr. Sheffield beneficially owns and is entitled to vote in the aggregate approximately [__]% of the combined voting power of issued and outstanding shares of Parsley common stock entitled to vote at the Parsley special meeting. In addition, the Sheffield voting agreement contains a lock-up agreement providing that Mr. Sheffield may not, without Pioneer’s prior written consent, subject to limited exceptions, offer, sell, transfer or otherwise dispose of more than 15% of the shares of Pioneer common stock issued to Mr. Sheffield pursuant to the terms of the merger agreement for a period of 90 days following the closing date, or more than 30% of such shares for a period of 180 days following the closing date. For more information, please see the section titled “Parsley Special Meeting—Voting and Support Agreement with Bryan Sheffield.”

Family Relationship

Bryan Sheffield, Parsley’s Executive Chairman and Chairman of the Parsley board, is the son of Scott Sheffield, Pioneer’s President and Chief Executive Officer.

Indemnification and Insurance

Pioneer has agreed to cause the surviving company to take all action reasonably necessary to ensure that all rights to indemnification, exculpation and expense advancement and reimbursement existing in favor of any current or former director or officer of Parsley or any of its subsidiaries (collectively, the “indemnified persons”) for acts or omissions occurring prior to the effective time, as provided in any indemnification agreements with such indemnified persons and in Parsley’s organizational documents or Parsley LLC’s organizational documents as in effect on the date of the merger agreement, shall be assumed and performed by the surviving company following the mergers (and Pioneer shall fully guarantee the performance and payment thereof by the surviving company), and shall continue in full force and effect until the expiration of the applicable statute of limitations with respect to any claims against such indemnified persons arising out of such acts or omissions, except as otherwise required by applicable law. Pioneer agreed to amend the organizational documents of the surviving company as necessary to ensure that such indemnification and exculpation rights are assumed and performed by the surviving company.

Pioneer and the surviving company will cause to be put in place, and Pioneer will fully prepay prior to the effective time, “tail” insurance policies with a claims reporting or discovery period of at least six years from the effective time (the “tail period”) from an insurance carrier with the same or better credit rating as Parsley’s current insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as Parsley’s existing policies with respect to matters, acts or omissions existing or occurring at, prior to, or after the effective time, subject to a cap on the aggregate cost of such policies during the tail period equal to 300% of the current aggregate annual premium paid by Parsley for such purpose.

In the event Pioneer or the surviving company, or any of their respective successors or assigns, is not the surviving entity in a merger or consolidation or transfers all or substantially all of its assets to a third party, Pioneer will ensure that these indemnification and insurance obligations are assumed by the surviving entity or purchaser in such transaction, as applicable.

Share Ownership of Directors, Executive Officers and Certain Beneficial Owners of Parsley

To Parsley’s knowledge, the following table sets forth certain information regarding the beneficial ownership of shares of Parsley common stock as of the close of business on November 13, 2020 (except as noted in the footnotes below) and with respect to: (i) each person known by Parsley to beneficially own five percent or more of the issued and outstanding shares of Parsley common stock; (ii) each member of the Parsley board; (iii) each of Parsley’s NEOs; and (iv) the members of the Parsley board and Parsley’s current executive officers as a group. Except as described below, none of the securities beneficially owned as set forth below is pledged as security.

	Shares Beneficially Owned by Certain Beneficial Owners and Management(1)
	Class A Common Stock		Class B Common Stock		Combined Voting Power(2)
	Number	% of class	Number	% of class	Number	% of class
5% Stockholders
The Vanguard Group(3)	24,347,755	6.4%	—	—	24,347,755	5.9%
TIAA-CREF Investment Management, LLC(4)	13,632,221	3.6%	—	—	13,632,221	3.3%
Teachers Advisors, LLC(4)	3,669,601	1.0%	—	—	3,669,601	*
Nuveen Asset Management, LLC(4)	2,174,094	*	—	—	2,174,094	*
Post Oak Veritas, LLC(5)	—	—	7,973,117	22.7%	7,973,117	1.9%
Q-Jagged Peak Energy Investment Partners, LLC(6)	65,416,239	17.3%	—	—	65,416,239	15.8%
Pioneer Natural Resources Company(7)	75,545,798	20.0%	21,198,751	62.0%	96,744,549	23.4%
Directors and Named Executive Officers:
Bryan Sheffield(8)	10,129,559	2.7%	21,198,751	62.0%	31,328,310	7.6%
Matt Gallagher(9)	768,530	*	1,000,000	2.9%	1,768,530	*
Ryan Dalton(10)	378,473	*	1,076,327	3.1%	1,454,800	*
David Dell’Osso(11)	39,749	*	—	—	39,749	*
Colin Roberts(12)	251,455	*	—	—	251,455	*
Mike Hinson(13)	411,056	*	1,287,610	3.8%	1,698,666	*
A.R. Alameddine(14)	140,834	*	—	—	140,834	*
Ronald Brokmeyer(15)	39,421	*	—	—	39,421	*
William Browning(16)	27,082	*	—	—	27,082	*
Dr. Hemang Desai(17)	43,283	*	—	—	43,283	*
Karen Hughes(18)	18,755	*	—	—	18,755	*
James J. Kleckner(19)	234,023	*	—	—	234,023	*
David H. Smith(20)	52,398	*	—	—	52,398	*
S. Wil VanLoh, Jr.(6)	65,416,239	17.3%	—	—	65,416,239	15.8%
Jerry Windlinger(21)	35,000	*	—	—	35,000	*
Directors and executive officers as a group (15 persons)	77,685,495	20.5%	23,275,078	68.1%	100,960,573	24.4%

*	Less than 1.0%.
(1)

Subject to the terms of the Parsley LLC agreement, Parsley LLC unitholders (other than Parsley) generally have the right to exchange all or a portion of their Parsley LLC units (together with a corresponding number of shares of Parsley Class B common stock) for Parsley Class A common stock at an exchange ratio of one share of Parsley Class A common stock for each Parsley LLC unit (and corresponding share of Parsley Class B common stock) exchanged. See “The Mergers—Interests of Certain Parsley Directors and Executive Officers in the Mergers.” Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of a security as to which that person, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares voting power and/or investment power of such security and as to which that person has the right to acquire beneficial ownership of such security within 60 days. Parsley has the option to deliver cash in lieu of shares of Parsley Class A common stock upon exercise by a Parsley LLC unitholder of its exchange right. As a result, beneficial ownership of Parsley Class B common stock and Parsley LLC units is not reflected as beneficial ownership of shares of Parsley Class A common stock for which such units and stock may be exchanged.
(2)

Represents the percentage of voting power of Parsley Class A common stock and Parsley Class B common stock voting together as a single class. Parsley LLC unitholders (other than Parsley) hold one share of Parsley Class B common stock for each Parsley LLC unit that they own. Each share of Parsley Class B common stock has no economic rights, but entitles the holder thereof to one vote for each share of Parsley Class B common stock held by such holder. Accordingly, the Parsley Class B stockholders (which are also Parsley LLC unitholders) collectively have the number of votes equal to the number of shares of Parsley Class B common stock that they hold.

(3)

Vanguard Fiduciary Trust Company, a wholly owned subsidiary of The Vanguard Group, Inc. (“The Vanguard Group”), is the beneficial owner of 115,344 shares of Parsley Class A common stock as a result of its serving as investment manager of collective trust accounts. Vanguard Investments Australia, Ltd., a wholly owned subsidiary of The Vanguard Group, is the beneficial owner of 85,489 shares of Parsley Class A common stock as a result of its serving as investment manager of Australian investment offerings. The Vanguard Group has the (i) sole power to vote or direct the vote of 155,002 shares of Parsley Class A common stock, (ii) shared power to vote or direct the vote of 45,831 shares of Parsley Class A common stock, (iii) sole power to dispose of or to direct the disposition of 24,186,580 shares of Parsley Class A common stock and (iv) shared power to dispose of or to direct the disposition of 161,175 shares of Parsley Class A common stock. This information is based solely on a Schedule 13G/A filed by The Vanguard Group with the SEC on February 12, 2020. The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

(4)

TIAA-CREF Investment Management, LLC (“Investment Management”) is the investment adviser to the College Retirement Equities Fund (“CREF”), a registered investment company, and may be deemed to be a beneficial owner of 13,632,221 shares of Parsley Class A common stock owned by CREF. Teachers Advisors, LLC (“Advisors”) is the investment adviser to three registered investment companies, TIAA-CREF Funds (“Funds”), TIAA-CREF Life Funds (“Life Funds”), and TIAA Separate Account VA-1 (“VA-1”), as well as one or more separately managed accounts of Advisors (collectively, the “Separate Accounts”), and may be deemed to be a beneficial owner of 3,669,601 shares of Parsley Class A common stock owned separately by Funds, Life Funds, VA-1, and/or the Separate Accounts. Nuveen Asset Management, LLC (“NAM”) is a registered investment adviser affiliated with Investment Management and Advisors. NAM may be deemed to be a beneficial owner of 2,174,094 shares of Parsley Class A common stock. This information is based solely on a Schedule 13G/A filed by Investment Management, Advisors and NAM with the SEC on February 14, 2020. The business address of each of Investment Management and Advisors is 730 Third Avenue New York, NY 10017. The business address of NAM is 333 W. Wacker Drive, Chicago, IL 60606.

(5)

Represents shares of outstanding Parsley Class B common stock directly owned, and shares of Parsley Class A common stock beneficially owned as issuable upon the exchange of a corresponding number of Parsley LLC units and shares of Parsley Class B common stock. Post Oak Veritas, LLC is managed by Post Oak Energy Capital, LP, which is managed by its general partner, Post Oak Energy Holdings, LLC. Accordingly, Post Oak Energy Holdings, LLC may be deemed to be a beneficial owner of such Parsley Class B common stock. The address of Post Oak Energy Holdings, LLC is 34 S. Wynden, Suite 300, Houston, Texas 77056.

(6)

QEM V, LLC (“QEM V”) is the managing member of Quantum. Therefore, QEM V may be deemed to share voting and dispositive power over the securities held by Quantum and may also be deemed to be the beneficial owner of these securities. QEM V disclaims beneficial ownership of such securities in excess of its pecuniary interest in the securities. Any decision taken by QEM V to vote, or to direct to vote, and to dispose, or to direct the disposition of, the securities held by Quantum has to be approved by a majority of the members of its investment committee, which majority must include S. Wil VanLoh, Jr. (“Mr. VanLoh”). Therefore, Mr. VanLoh may be deemed to share voting and dispositive power over the securities held by Quantum and may also be deemed to be the beneficial owner of these securities. Mr. VanLoh disclaims beneficial ownership of such securities in excess of his pecuniary interest in the securities. Mr. VanLoh also holds 20,374 unvested time-based restricted stock units which are not reflected in the table. Mr. VanLoh holds these restricted stock units for the benefit of Quantum. Mr. VanLoh disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. The principal business address of Quantum is 800 Capitol Street, Suite 3600, Houston, Texas 77002.
(7)

Consists of (i) 65,416,239 shares of Parsley Class A common stock held by Quantum and (ii) (x) 10,129,559 shares of Parsley Class A common stock beneficially held by Mr. Sheffield and (y) 21,198,751 shares of Parsley Class B common stock beneficially held by Mr. Sheffield.

(8)

Consists of (i) 8,350,412 shares of Parsley Class A common stock and 19,515,517 shares of Parsley Class B common stock held by Mr. Sheffield of which 8,192,037 shares of Class A common stock and 15,213,784 shares of Class B common stock are pledged to secure a bank loan, (ii) 352,521 shares of Parsley Class A common stock and 371,249 shares of Parsley Class B common stock held by Mr. Sheffield’s spouse, (iii) 948,043 shares of Parsley Class A common stock and 998,406 shares of Parsley Class B common stock held by the Bryan S. Sheffield Spousal Lifetime Access Trust, for which Mr. Sheffield serves as the investment trustee, (iv) 297,761 shares of Parsley Class A common stock and 313,579 shares of Parsley Class B common stock held by the Sharoll M. Sheffield 2012 Irrevocable Trust, for which Mr. Sheffield’s spouse serves as the investment trustee, and (v) for purposes of voting power only, (A) 120,548 performance-based restricted shares of Parsley Class A common stock and (B) 60,274 time-based restricted shares of Parsley Class A common stock.

(9)

Consists of (i) 615,104 shares of Parsley Class A common stock and 1,000,000 shares of Parsley Class B common stock and (ii) for purposes of voting power only, (A)102,284 performance-based restricted shares of Parsley Class A common stock and (B) 51,142 time-based restricted shares of Parsley Class A common stock. Mr. Gallagher also holds (I) 250,605 unvested time-based restricted stock units and (II) 250,605 unvested performance-based restricted stock units (granted at target performance levels) which are not reflected in the table.

(10)

Consists of (i) 277,103 shares of Parsley Class A common stock and 1,076,327 shares of Parsley Class B common stock and (ii) for purposes of voting power only, (A) 67,580 performance-based restricted shares of Parsley Class A common stock and (B) 33,790 time-based restricted shares of Parsley Class A common stock. Mr. Dalton also holds (I) 107,136 unvested time-based restricted stock units and (II) 107,136 unvested performance-based restricted stock units (granted at target performance levels) which are not reflected in the table.

(11)

Mr. Dell’Osso also holds (i) 158,009 unvested time-based restricted stock units and (ii) 140,494 unvested performance-based restricted stock units (granted at target performance levels) which are not reflected in the table.

(12)

Consists of (i) 191,182 shares of Parsley Class A common stock and (ii) for purposes of voting power only, (A) 40,182 performance-based restricted shares of Parsley Class A common stock and (B) 20,091 time-based restricted shares of Parsley Class A common stock. Mr. Roberts also holds (I) 68,214 unvested time-based restricted stock units and (II) 68,214 unvested performance-based restricted stock units (granted at target performance levels) which are not reflected in the table.

(13)

Consists of (i) 378,179 shares of Parsley Class A common stock and (ii) for purposes of voting power only, (A) 21,918 performance-based restricted shares of Parsley Class A common stock and (B) 10,959 time-based restricted shares of Parsley Class A common stock. Mr. Hinson, who is no longer an executive officer of Parsley, also holds (I) 27,770 unvested time-based restricted stock units and (II) 27,770 unvested performance-based restricted stock units (granted at target performance levels) which are not reflected in the table.

(14)

Mr. Alameddine also holds (i) 20,374 unvested time-based restricted stock units and (ii) 4,191 vested time-based restricted stock units for which Mr. Alameddine elected to defer payment, neither of which are reflected in the table.

(15)

Shares of Parsley Class A common stock held by the Ronald and Denise Brokmeyer Revocable Trust, of which Mr. Brokmeyer and his wife are trustees. Mr. Brokmeyer also holds 20,374 unvested time-based restricted stock units which are not reflected in the table.

(16)	Mr. Browning also holds 20,374 unvested time-based restricted stock units which are not reflected in the table.
(17)

Consists of (i) 40,268 shares of Parsley Class A common stock held by Mr. Desai and (ii) 3,015 shares of Parsley Class A common stock held by The Desai Family Living Trust, of which Dr. Desai and his wife are trustees. Dr. Desai also holds 20,374 unvested time-based restricted stock units which are not reflected in the table.

(18)	Ms. Hughes also holds 20,374 unvested time-based restricted stock units which are not reflected in the table.
(19)	Mr. Kleckner also holds 20,374 unvested time-based restricted stock units which are not reflected in the table.
(20)	Mr. Smith also holds 20,374 unvested time-based restricted stock units which are not reflected in the table.
(21)	Mr. Windlinger also holds 20,374 unvested time-based restricted stock units which are not reflected in the table.

Board of Directors and Management of Pioneer Following Completion of the Mergers

Upon completion of the mergers, the current directors and executive officers of Pioneer are expected to continue in their current positions, other than for changes previously announced by Pioneer or as may be publicly announced by Pioneer in the future in the normal course.

Additionally, pursuant to the merger agreement, Pioneer and Parsley have agreed that the Pioneer board will be expanded by two members as of the effective time and Matt Gallagher and A.R. Alameddine will be appointed as directors of the Pioneer board. If either Mr. Gallagher and/or Mr. Alameddine is unwilling or unable to serve as a member of the Pioneer board at the effective time, then another member or members of the Parsley board that is determined by the Pioneer board in good faith to be independent with respect to his or her service on the Pioneer board and is mutually agreed between Pioneer and Parsley will instead be appointed to fill such vacancy or vacancies on the Pioneer board in lieu of Mr. Gallagher and/or Mr. Alameddine, as applicable. Any remuneration to be paid to these directors will be consistent with Pioneer’s remuneration policy for its directors. Pioneer has also agreed to take all action necessary to nominate the Parsley director designees for election to the Pioneer board in the proxy statement relating to the first annual meeting of Pioneer stockholders following the closing of the mergers. In addition, the Pioneer board (or a committee thereof) will appoint each Parsley director designee to a committee of the Pioneer board within 90 days following the closing date, in a manner consistent with its ordinary policies and practices.

Material U.S. Federal Income Tax Consequences

The following is a general discussion of the material U.S. federal income tax consequences of (i) the integrated mergers to U.S. holders (as defined below) of Parsley Class A common stock who exchange their eligible shares of Parsley Class A common stock for shares of Pioneer common stock (and cash in lieu of fractional shares of Pioneer common stock, if any) pursuant to the integrated mergers and (ii) the Opco merger to U.S. holders of Parsley LLC units who exchange their eligible Parsley LLC units for shares of Pioneer common stock (and cash in lieu of fractional shares of Pioneer common stock, if any) pursuant to the Opco merger. The following discussion is based on the Code, U.S. Treasury regulations promulgated thereunder, judicial interpretations thereof and published rulings and other positions of the IRS, each as in effect as of the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect. Any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth herein.

This discussion is limited to U.S. holders that hold their Parsley Class A common stock or Parsley LLC units, as applicable, as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is not a complete description of all of the U.S. federal income tax consequences of the mergers, nor does it describe any tax consequences of the mergers arising under the laws of any state, local, or non-U.S. jurisdiction or under any U.S. federal laws other than those pertaining to the income tax or the tax consequences of owning or disposing of Pioneer common stock received in the mergers. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular U.S. holders of Parsley Class A common stock or U.S. holders of Parsley LLC units, as applicable, in light of their individual circumstances (including the impact of the Medicare surtax on certain net investment income) or to U.S. holders of Parsley Class A common stock or U.S. holders of Parsley LLC units, as applicable, that are subject to special treatment under the U.S. federal income tax laws, such as:

•	banks, insurance companies or other financial institutions;

•	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	tax-exempt or governmental organizations;

•	dealers in securities or traders in securities that elect to use a mark-to-market method of accounting;

•	persons that hold Parsley Class A common stock or Parsley LLC units, as applicable, as part of a straddle, hedge, conversion transaction or other integrated investment or risk reduction transaction;

•	persons that purchased or sell their shares of Parsley Class A common stock or Parsley LLC units, as applicable, as part of a wash sale;

•	certain former citizens or long-term residents of the United States or persons whose functional currency is other than the U.S. dollar;

•	persons that are not U.S. holders;

•

persons who acquired their Parsley Class A common stock or Parsley LLC units, as applicable, through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan; and

•

persons who actually or constructively hold (or actually or constructively held at any time during the five-year period ending on the date of the mergers) 5% or more of the shares of Parsley Class A common stock or the Parsley LLC units, as applicable.

THE TAX CONSEQUENCES OF THE MERGERS TO A PARSLEY CLASS A STOCKHOLDER OR PARSLEY LLC UNITHOLDER, AS APPLICABLE, MAY BE COMPLEX AND WILL DEPEND ON SUCH HOLDER’S SPECIFIC SITUATION AND FACTORS NOT WITHIN PIONEER’S OR PARSLEY’S CONTROL. ALL PARSLEY CLASS A STOCKHOLDERS AND PARSLEY LLC UNITHOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGERS TO THEM IN THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY U.S. FEDERAL, U.S. STATE OR LOCAL, NON-U.S. OR OTHER TAX LAWS AND OF POTENTIAL CHANGES IN SUCH LAWS.

U.S. Holder Defined

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Parsley Class A common stock or Parsley LLC units, as applicable, that, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes), created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Parsley Class A common stock or Parsley LLC units, as applicable, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, if you are a partner in a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that holds Parsley Class A common stock or Parsley LLC units, as applicable, you should consult your tax advisor regarding the tax consequences to you of the integrated mergers or the Opco merger, as applicable.

Treatment of the Integrated Mergers

Assuming that the integrated mergers are completed as currently contemplated, Pioneer and Parsley intend for the integrated mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Parsley’s obligation to complete the mergers that it receive an opinion from Vinson & Elkins, counsel to Parsley, or another nationally recognized law firm reasonably satisfactory to Parsley, dated as of the closing date, to the effect that the integrated mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. This condition is waivable, and Pioneer and Parsley undertake to recirculate this joint proxy statement/prospectus or circulate a supplement to this joint proxy statement/prospectus and resolicit stockholders if this condition is waived and the change in tax consequences is material. The opinion described above will be based on representations from each of Pioneer and Parsley and on customary factual assumptions, as well as certain covenants and undertakings by Pioneer and Parsley. If any of such representations, assumptions, covenants or undertakings is or becomes incorrect, incomplete or inaccurate or is violated, the validity of the opinion described above may be affected and the U.S. federal income tax consequences of the integrated mergers could differ materially from those described below. In addition, the opinion will not be binding on the IRS or any court. Pioneer and Parsley have not requested, and do not intend to request, any ruling from the IRS with respect to the tax consequences of the integrated mergers. There can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. The following discussion, as it relates to the U.S. holders of Parsley Class A common stock, assumes the integrated mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes.

Treatment of the Opco Merger

The exchange of Parsley LLC units for shares of Pioneer common stock (and cash in lieu of fractional shares of Pioneer common stock, if any) in the Opco merger is intended to be a taxable event for U.S. holders of Parsley LLC units for U.S. federal income tax purposes. In general, the Opco merger is expected to be treated as a taxable sale of a U.S. holder’s Parsley LLC units in exchange for shares of Pioneer common stock (and any cash received in lieu of fractional shares of Pioneer common stock). U.S. holders of Parsley LLC units who receive TRA termination payments are also expected to be treated, for U.S. federal income tax purposes, as receiving in such taxable sale any portion of the TRA termination payments that the parties to the TRA amendment have agreed to treat as additional consideration payable to such holder for the Parsley LLC units exchanged in the Opco merger. The following discussion, as it relates to Parsley LLC unitholders, assumes that the Opco merger will be treated as a taxable event for U.S. holders of Parsley LLC units.

U.S. Federal Income Tax Consequences of the Integrated Mergers to U.S. Holders of Parsley Class A Common Stock

Assuming that the integrated mergers, taken together, are treated as described above in “—Treatment of the Integrated Mergers”, the material U.S. federal income tax consequences of the integrated mergers to U.S. holders of Parsley Class A common stock will be as follows:

•

a U.S. holder of Parsley Class A common stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of eligible shares of Parsley Class A common stock for shares of Pioneer common stock pursuant to the integrated mergers, except with respect to any cash received in lieu of fractional shares of Pioneer common stock (as discussed below);

•

the aggregate tax basis of the shares of Pioneer common stock received by a U.S. holder of Parsley Class A common stock in the integrated mergers (including any fractional share of Pioneer common stock deemed received and exchanged for cash, as discussed below) will equal the aggregate adjusted tax basis of such U.S. holder’s eligible shares of Parsley Class A common stock exchanged for such Pioneer common stock; and

•

the holding period of a U.S. holder of Parsley Class A common stock in the Pioneer common stock received in exchange for eligible shares of Parsley Class A common stock (including any fractional share of Pioneer common stock deemed received and exchanged for cash, as discussed below) will include the holding period of the Parsley Class A common stock exchanged for such Pioneer common stock.

If a U.S. holder of Parsley Class A common stock acquired different blocks of Parsley Class A common stock at different times or at different prices, such U.S. holder’s basis and holding period in its shares of Pioneer common stock may be determined separately with reference to each block of Parsley Class A common stock. Any such U.S. holder should consult its tax advisor regarding the tax bases and holding periods of the particular shares of Pioneer common stock received in the integrated mergers.

A U.S. holder of Parsley Class A common stock who receives cash in lieu of fractional shares of Pioneer common stock generally will be treated as having received such fractional share pursuant to the integrated mergers and then as having sold such fractional share of Pioneer common stock for cash. As a result, such U.S. holder of Parsley Class A common stock generally will recognize gain or loss equal to the difference between the amount of cash received and the portion of the U.S. holder’s aggregate adjusted tax basis in its Parsley Class A common stock surrendered that is allocated to such fractional share of Pioneer common stock. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder’s holding period in the fractional share of Pioneer common stock deemed to be received exceeds one year at the effective time of the first merger. The deductibility of capital losses is subject to limitation.

PARSLEY CLASS A STOCKHOLDERS ARE STRONGLY URGED TO CONSULT WITH THEIR OWN TAX ADVISORS ABOUT THE SPECIFIC TAX CONSEQUENCES OF THE INTEGRATED MERGERS TO THEM IN THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, U.S. STATE OR LOCAL NON-U.S. OR OTHER TAX LAWS AND OF POTENTIAL CHANGES IN SUCH LAWS.

U.S. Federal Income Tax Consequences of the Opco Merger to U.S. Holders of Parsley LLC Units

Assuming that the Opco merger is treated as described above in “—Treatment of the Opco Merger”, a U.S. holder of Parsley LLC units who receives Pioneer common stock (and cash in lieu of fractional shares of Pioneer common stock, if any) in exchange for Parsley LLC units pursuant to the Opco merger will recognize gain or loss in an amount equal to the difference between (i) the sum of (A) the fair market value of the Pioneer common stock received, (B) any cash received (including any cash in lieu of fractional shares of Pioneer common stock and any portion of the TRA termination payments that the parties to the TRA amendment have agreed to treat as additional consideration payable to such holder for the Parsley LLC units exchanged in the Opco merger) and (C) such U.S. holder’s share of Parsley LLC’s nonrecourse liabilities immediately prior to the Opco merger and (ii) such U.S. holder’s adjusted tax basis in the Parsley LLC units exchanged therefor (which will include such U.S. holder’s share of Parsley LLC’s nonrecourse liabilities immediately prior to the Opco merger).

Such gain or loss will generally be capital gain or loss. However, a portion of such gain or loss, which portion could be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” owned by Parsley LLC and its subsidiaries. Ordinary income attributable to unrealized receivables (including depreciation recapture) and inventory items may exceed any net taxable gain realized by a U.S. holder of Parsley LLC units in connection with the Opco merger and may be recognized even if there is a net taxable loss realized by such U.S. holder in connection with the Opco merger. Consequently, a U.S. holder may recognize both ordinary income and capital loss upon the exchange of Parsley LLC units in connection with the Opco merger. Capital gain or loss recognized by a U.S. holder of Parsley LLC units will generally be long-term capital gain or loss if the U.S. holder’s holding period for its Parsley LLC units is more than one year as of the effective time of the Opco merger. Long-term capital gains of certain non-corporate holders, including individuals, are generally subject to U.S. federal income tax at reduced rates. The deductibility of capital losses is subject to limitation.

U.S. holders of Parsley LLC units will be allocated their share of Parsley LLC’s items of income, gain, loss, and deduction for the taxable year of Parsley LLC ending on the date of the Opco merger. These allocations will be made in accordance with the terms of the Parsley LLC partnership agreement. A U.S. holder will be subject to U.S. federal income tax on any such allocated income and gain even if such U.S. holder does not receive a cash distribution from Parsley LLC attributable to such allocated income and gain. Any such income and gain allocated to a U.S. holder will increase the U.S. holder’s tax basis in its Parsley LLC units and, therefore, will reduce the gain, or increase the loss, recognized by such U.S. holder in connection with the Opco merger. Any losses or deductions allocated to a U.S. holder will decrease the U.S. holder’s tax basis in its Parsley LLC units and, therefore, will increase the gain, or reduce the loss, recognized by such U.S. holder in connection with the Opco merger.

A U.S. holder’s tax basis in the Pioneer common stock received in the Opco merger will equal the fair market value of such Pioneer common stock on the date of the Opco merger. A U.S. holder’s holding period in the Pioneer common stock received in the Opco merger will begin on the day after the date of the Opco merger.

PARSLEY LLC UNITHOLDERS ARE STRONGLY URGED TO CONSULT WITH THEIR OWN TAX ADVISORS ABOUT THE SPECIFIC TAX CONSEQUENCES OF THE OPCO MERGER TO THEM IN THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, U.S. STATE OR LOCAL NON-U.S. OR OTHER TAX LAWS AND OF POTENTIAL CHANGES IN SUCH LAWS.

Information Reporting and Backup Withholding

Information returns may be required to be filed with the IRS in connection with the mergers. Further, the consideration payable to U.S. holders in connection with the mergers may be subject to deduction or withholding as required under applicable law. A U.S. holder of Parsley Class A common stock may be subject to U.S. backup withholding on any cash payments made pursuant to the mergers unless such holder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with the applicable requirements of the backup withholding rules. Moreover, the transferee of an interest in a partnership that is engaged in a U.S. trade or business (such as Parsley LLC) is generally required to withhold 10% of the amount realized by the transferor (in this case the Parsley LLC unitholder) unless the transferee certifies that it is not a foreign person. Because the “amount realized” includes a partner’s share of the partnership’s liabilities, 10% of the amount realized could exceed the total cash consideration received by a Parsley LLC unitholder in connection with the mergers. Any amounts withheld under the U.S. backup withholding rules or otherwise is not an additional tax and will generally be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, if any, provided that the U.S. holder timely furnishes the required information to the IRS.

THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS. IT IS NOT A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS THAT MAY BE IMPORTANT TO A PARTICULAR U.S. HOLDER. ALL PARSLEY CLASS A STOCKHOLDERS AND PARSLEY LLC UNITHOLDERS ARE STRONGLY ENCOURAGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGERS TO THEM, INCLUDING TAX REPORTING REQUIREMENTS AND THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, U.S. STATE OR LOCAL, NON-U.S. OR OTHER TAX LAWS AND OF POTENTIAL CHANGES IN SUCH LAWS.

Accounting Treatment of the Mergers

Pioneer prepares its financial statements in accordance with GAAP. The mergers will be accounted for as a business combination, using the acquisition method of accounting with Pioneer being considered the acquirer of Parsley for accounting purposes. This means that Pioneer will record all assets acquired and liabilities assumed from Parsley at their acquisition date fair values at the effective date of the mergers.

Regulatory Approvals

Antitrust Clearance

The completion of the mergers is subject to antitrust review in the United States. Under the HSR Act, and the rules promulgated thereunder, the mergers cannot be completed until the parties to the merger agreement have given notification and furnished information to the FTC and the DOJ, and until the applicable waiting period has expired or has been terminated.

On November 12, 2020, Pioneer and Parsley received notice of early termination of the applicable waiting period under the HSR Act.

At any time before or after consummation of the mergers, notwithstanding the early termination of the applicable waiting period under the HSR Act, the FTC, the DOJ or any state could take such action under antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the mergers or seeking the divestiture of substantial assets of Pioneer or Parsley or their respective subsidiaries. Private parties may also seek to take legal action under antitrust laws under certain circumstances.

Securities and Exchange Commission

In connection with the Pioneer stock issuance proposal, Pioneer has filed a registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, with the SEC under the Securities Act that must be declared effective by the SEC and pursuant to which the issuance of shares of Pioneer common stock issuable upon the effective time will be registered with the SEC.

New York Stock Exchange

In addition, the completion of the mergers is subject to approval for listing of the shares of Pioneer common stock to be issued in the mergers and reserved for issuance in connection with the mergers on the NYSE, subject to official notice of issuance.

Exchange of Shares

For information on the exchange of Parsley Class A common stock and Parsley LLC units for the merger consideration (and on the corresponding cancellation of Parsley Class B common stock for no additional consideration), please see the section titled “The Merger Agreement—Exchange and Payment Procedures.”

Treatment of Indebtedness

The indentures governing the Parsley notes require Parsley LLC to make an offer to repurchase the Parsley notes at the change of control purchase price, within 30 days of the occurrence of a change of control transaction. A “change of control” transaction, as defined under the Parsley notes indentures, occurs when, among other things, a transaction is consummated and, as a result, any person (other than certain legacy holders) becomes the beneficial owner of more than 50% of Parsley LLC’s voting stock. In the case of the 5.875% senior notes due 2026 and 4.125% senior notes due 2028, however, such transaction is not a “change of control” transaction unless it is followed by a ratings decline within 90 days or 60 days, respectively.

Under each of the indentures governing the 5.375% senior notes due 2025, 5.250% senior notes due 2025, and 5.625% senior notes due 2027, the completion of the mergers is anticipated to constitute a change of control and, as a result, Parsley LLC will be required to make an offer to each holder of such Parsley notes to purchase all or any part of that holder’s notes at the change of control purchase price. If the mergers are followed by a ratings decline (as described in the applicable indenture, within 90 days for the 5.875% senior notes due 2026 or within 60 days for the 4.125% senior notes due 2028), a “change of control” may be deemed to have occurred for those notes as well.

In addition, the completion of the transaction will constitute a change of control under the Parsley revolving credit facility. As a result, at the direction of the lenders holding a majority of the outstanding loans under the Parsley revolving credit facility, the commitments under the Parsley revolving credit facility may be terminated and the outstanding balance under the Parsley revolving credit facility may be accelerated and become due and payable by Parsley LLC in connection with the completion of the mergers.

As of September 30, 2020, Parsley had outstanding $305 million of borrowings and $7 million of letters of credit under the Parsley revolving credit facility. The amount of indebtedness under the Parsley revolving credit facility at the effective time may be significantly more or less than the above listed amounts. In connection with the consummation of the mergers, Pioneer will fully repay the outstanding borrowings and terminate all outstanding commitments under the Parsley credit facility.

As of September 30, 2020, Parsley had outstanding $650.0 million aggregate principal amount of 5.375% senior notes due 2025, $448.0 million aggregate principal amount of 5.250% senior notes due 2025, $494.6 million aggregate principal amount of 5.875% senior notes due 2026, $700.0 million aggregate principal amount of 5.625% senior notes due 2027 and $399.5 million aggregate principal amount of 4.125% senior notes due 2028.

For a description of Parsley’s existing indebtedness, see Parsley’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, which is incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information” for additional information.

Dividend Policy

Pioneer has historically paid dividends on Pioneer common stock, and the Pioneer board has authority to declare dividends to the holders of Pioneer common stock. The declaration and payment of future dividends, however, will be at the discretion of the Pioneer board and will depend on, among other things, Pioneer’s earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that the Pioneer board deems relevant.

Subject to limited exceptions, the merger agreement generally prohibits Pioneer (unless consented to in advance by Parsley, which consent may not be unreasonably withheld, conditioned, or delayed) and any subsidiary of Pioneer from declaring, setting aside or paying dividends or making any other distributions to its stockholders until the earlier of the effective time and the termination of the merger agreement in accordance with its terms, except for (i) quarterly cash dividends on shares of Pioneer common stock not to exceed $0.55 per share, with customary record and payment dates, and (ii) dividends by a wholly-owned subsidiary of Pioneer to its parent or parents.

Parsley has historically paid dividends on Parsley Class A common stock, but any future dividends will be at the discretion of the Parsley board. Any future cash dividends to Parsley Class A stockholders and cash distributions to Parsley LLC unitholders would depend on its financial condition, results of operations, contractual restrictions, capital requirements, business prospects, and other factors determined by the Parsley board. Covenants contained in Parsley’s credit agreements and indentures restrict, under certain circumstances, the ability of Parsley to pay dividends and make other distributions in respect of Parsley Class A common stock.

Subject to limited exceptions, the merger agreement generally prohibits Parsley (unless consented to in advance by Pioneer, which consent may not be unreasonably withheld, conditioned, or delayed) and any subsidiary of Parsley from declaring, setting aside or paying dividends or making any other distributions to its stockholders until the earlier of the effective time and the termination of the merger agreement in accordance with its terms, except for (i) quarterly cash dividends on shares of Parsley Class A common stock not to exceed $0.05 per share and corresponding cash distributions on the Parsley LLC units not to exceed $0.05 per Parsley LLC unit, in each case with customary record and payment dates, (ii) dividends by a wholly-owned subsidiary of either Parsley or Parsley LLC to its parent or parents or (iii) any tax-related distribution pursuant to the terms of the operating agreement of Parsley LLC.

For additional information on the treatment of dividends pursuant to the merger agreement, see “The Merger Agreement—Conduct of Business.”

Listing of Pioneer Common Stock; Delisting and Deregistration of Parsley Class A Common Stock

It is a condition to the consummation of the mergers that the shares of Pioneer common stock issuable to Parsley Class A stockholders and Parsley LLC unitholders in connection with the mergers be approved for listing on the NYSE, subject to official notice of issuance.

Shares of Parsley Class A common stock currently trade on the NYSE under the stock symbol “PE”. When the mergers are completed, Parsley will cease to exist and the Parsley Class A common stock will cease to be traded on the NYSE and will be deregistered under the Exchange Act.

Appraisal Rights or Dissenters’ Rights

Pioneer

Under Delaware law, Pioneer stockholders are not entitled to appraisal rights or dissenters’ rights in connection with the issuance of shares of Pioneer common stock as contemplated by the merger agreement.

Parsley

Parsley Class A stockholders are not entitled to appraisal rights or dissenters’ rights in connection with the mergers under Parsley’s organizational documents or Delaware law because they are receiving shares of Pioneer common stock and Pioneer common stock is expected to continue to be traded on the NYSE during the pendency of and following the effectiveness of the mergers and Pioneer’s corporate status will not change because the mergers are being consummated between various subsidiaries of Pioneer, on the one hand, and Parsley or Parsley

LLC, on the other hand. However, if the mergers are completed, Parsley Class B stockholders who do not vote in favor of the Parsley merger proposal are entitled to appraisal rights under Section 262 solely with respect to their shares of Parsley Class B common stock (and not, for the avoidance of doubt, any shares of Parsley Class A common stock or Parsley LLC units held by them), provided that they comply with the conditions established by Section 262.

The discussion below is not a complete summary regarding appraisal rights available to Parsley Class B stockholders under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached to this joint proxy statement/prospectus as Annex F. Parsley Class B stockholders intending to exercise appraisal rights should carefully review Annex F. Failure to follow precisely any of the statutory procedures set forth in Annex F may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that Parsley Class B stockholders exercise their appraisal rights under Delaware law.

Under Section 262, when a merger agreement is to be submitted for adoption at a meeting of stockholders, the corporation must, not less than 20 days prior to the meeting, notify each of its stockholders who was a stockholder on the record date for notice of such meeting with respect to shares of which appraisal rights are available that appraisal rights are available and include in the notice a copy of Section 262. This joint proxy statement/prospectus constitutes Parsley’s notice to Parsley Class B stockholders of the availability of appraisal rights in connection with the mergers.

A stockholder wishing to exercise the right to demand appraisal of his, her or its shares of Parsley Class B common stock must not vote in favor of the Parsley merger proposal and must deliver to Parsley a separate written demand for appraisal of his, her or its shares before the vote with respect to the Parsley merger proposal is taken. This written demand for appraisal must be in addition to and separate from any proxy or vote abstaining from or voting against the approval of the Parsley merger proposal and the adoption of the merger agreement such that a proxy, abstention or vote against the Parsley merger proposal will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. A demand for appraisal must reasonably inform Parsley of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of Parsley Class B common stock held by such stockholder. If the mergers are completed, within 10 days after the effective time, the surviving corporation must give written notice that the mergers have become effective to each Parsley Class B stockholder who has not voted in favor of the Parsley merger proposal and has otherwise complied with Section 262.

All demands for appraisal should be addressed and delivered to Parsley Energy, Inc., 303 Colorado Street, Austin, Texas 78701, Attn: General Counsel, and must be executed by, or on behalf of, the stockholder of record of shares of Parsley Class B common stock. ALL DEMANDS MUST BE DELIVERED TO PARSLEY BEFORE THE VOTE ON THE PARSLEY MERGER PROPOSAL IS TAKEN AT THE PARSLEY SPECIAL MEETING.

If a Parsley Class B stockholder fails to deliver a written demand for appraisal within the time period specified above, such holder’s shares of Parsley Class B common stock will be cancelled for no additional consideration as provided for in the merger agreement, and will have no appraisal rights with respect to his, her or its shares of Parsley Class B common stock.

To be effective, a demand for appraisal by a Parsley Class B stockholder must be made by, or in the name of, the registered stockholder. Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Parsley. The beneficial owner must, in these cases, have the registered owner, such as a broker, fiduciary, depositary or other nominee to follow the steps summarized herein. If shares are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian), depositary or other nominee, such demand must be executed by or for the record owner. If the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in exercising the demand, he or she is acting as agent for the record owner. If a stockholder holds shares of Parsley Class B common stock through a broker who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner’s right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the stockholder must continuously hold the shares of Parsley Class B common stock of record from the date of making the demand through the effective time.

If you hold your shares of Parsley Class B common stock in a brokerage account or in another custodian form and you wish to exercise appraisal rights, you should consult with your bank, broker or other custodian to determine the appropriate procedures for the making of a demand for appraisal by the custodian.

At any time within 60 days after the effective time, any Parsley Class B stockholder who has demanded an appraisal, but has neither commenced an appraisal proceeding nor joined an appraisal proceeding as a named party, has the right to withdraw such stockholder’s demand and accept the terms of the mergers. If, following a demand for appraisal, a Parsley Class B stockholder has withdrawn his, her or its demand for appraisal in accordance with Section 262, such stockholder will receive no additional consideration for his, her or its shares of Parsley Class B common stock in accordance with the terms of the merger agreement.

Within 120 days after the effective time, any stockholder who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving corporation, be entitled to receive from the surviving corporation a written statement setting forth the aggregate number of shares not voted in favor of the Parsley merger proposal and with respect to which demands for appraisal rights have been received and the aggregate number of holders of these shares. This written statement will be given to the requesting stockholder within 10 days after the stockholder’s written request is received by the surviving corporation or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective time, either the surviving corporation or any stockholder who has complied with the conditions of Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the “fair value” of the shares of Parsley Class B common stock held by all dissenting stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders, and Parsley has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, Parsley Class B stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262.

If a petition for appraisal is timely filed by a stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. The Register in Chancery, if so ordered by the Delaware Court of Chancery, must give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving corporation and to the stockholders shown on the list at the addresses therein stated. Such notice must also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Delaware Court of Chancery deems advisable. The forms of the notices by mail and by publication must be approved by the Delaware Court of Chancery, and the costs thereof will be borne by the surviving corporation. After the Register in Chancery provides notice to those stockholders and the surviving corporation, if so ordered by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares and who hold certificated shares of Parsley Class B common stock to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After the Delaware Court of Chancery’s determination of the Parsley Class B stockholders entitled to appraisal, an appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the “fair value” of the shares of Parsley Class B common stock, exclusive of any element of value arising from the accomplishment or expectation of the mergers, together with interest, if any, to be paid upon the amount determined to be the “fair value.” Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, and except as otherwise provided in Section 262, interest on an appraisal award from the effective date through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (a) the difference, if any, between the amount paid and the “fair value” of the shares as determined by the Delaware Court of Chancery and (b) interest theretofore accrued, unless paid at that time. Upon application by the surviving corporation or by any stockholder entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal before the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving corporation and who has submitted such stockholder’s stock certificates to the Register in Chancery, if so required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under Section 262.

When the “fair value” is determined, the Delaware Court of Chancery will direct the payment of such value, with interest thereon accrued during the pendency of the proceeding, if any, by the surviving corporation to the stockholders entitled to receive the same, in the case of holders of uncertificated stock forthwith, and in the case of holders of shares represented by stock certificates upon the surrender to the surviving corporation of the stock certificates representing such stock.

In determining the “fair value” of the shares of Parsley Class B common stock, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining “fair value” in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”

The Delaware Supreme Court has stated that, in making this determination of “fair value,” the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that were known or that could be ascertained as of the date of the mergers that throw any light on future prospects of the merged corporation. Section 262 provides that “fair value” is to be “exclusive of any element of value arising from the accomplishment or expectation of the mergers.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the mergers and not the product of speculation, may be considered.”

Parsley does not anticipate offering any consideration to any Parsley Class B stockholder exercising appraisal rights. The costs of the appraisal proceedings (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may also order that all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such an order, each party bears its own expenses. From and after the effective time, no Parsley Class B stockholder who has duly demanded appraisal in compliance with Section 262 shall be entitled to vote such shares of Parsley Class B common stock subject to that demand for any purpose, or to receive payments of dividends or any other distributions with respect to those shares, other than with respect to dividends or distributions payable to record stockholders as of a record date prior to the effective time; however, if no petition for appraisal is filed within 120 days after the effective time, or if the stockholder delivers to the surviving corporation a written withdrawal of his, her or its demand for appraisal and an acceptance of the terms of the mergers within 60 days after the effective time, then the right of such stockholder to appraisal will cease and that stockholder will be entitled to receive no additional consideration in accordance with the terms of the merger agreement. Any withdrawal of a demand for appraisal made more than 60 days after the effective time may only be made with the written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the court, which approval may be conditioned upon any terms the Delaware Court of Chancery deems just. However, the foregoing will not affect the right of any Parsley Class B stockholder who has not commenced an appraisal proceeding or joined an appraisal proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the mergers within 60 days after the effective time.

Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, Parsley Class B stockholders who may wish to not approve the Parsley merger proposal and instead pursue appraisal rights should consult their legal advisors. To the extent there are any inconsistencies between the foregoing summary and Section 262, Section 262 will govern.

Prior to the mergers, each holder of shares of Parsley Class B common stock also holds an identical number of Parsley LLC units. Even if a Parsley Class B stockholder seeks appraisal of its shares of Parsley Class B common stock, such holder will receive the Pioneer common stock payable in respect of such corresponding Parsley LLC units pursuant to the Opco merger. In addition, Pioneer will take the position in an appraisal proceeding that the fair value of the Parsley Class B common stock is zero because each corresponding Parsley LLC unit will be converted into the right to receive Pioneer common stock at an exchange ratio identical to the exchange ratio applicable to a share of Parsley Class A common stock and this treatment of the Parsley Class B common stock and Parsley LLC units in the first merger and the Opco merger, respectively, is consistent with the Parsley LLC agreement and the economic terms of the Parsley Class B common stock set forth in Parsley’s certificate of incorporation.

The foregoing is a brief summary of Section 262 that sets forth the procedures for demanding statutory appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262, a copy of the text of which is attached as Annex F to this joint proxy statement/prospectus.

THE MERGER AGREEMENT

The following describes the material provisions of the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference herein, and certain exhibits thereto. The summary of the material provisions of the merger agreement below and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. Pioneer and Parsley encourage you to read carefully the merger agreement in its entirety before making any investment or voting decisions as it is the principal legal document governing the business combination between Pioneer and Parsley described in this joint proxy statement/prospectus. This section is only intended to provide you with information regarding the terms of the merger agreement. Neither Pioneer nor Parsley intends that the merger agreement be a source of business or operational information about Pioneer or Parsley. Accordingly, the representations, warranties, covenants, and other agreements in the merger agreement should not be read alone, and you should read the information provided elsewhere in this joint proxy statement/prospectus and in the public filings Pioneer and Parsley make with the SEC, as described in “Where You Can Find More Information.”

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary of its terms have been included to provide you with information regarding the terms of the merger agreement. Pioneer and Parsley are responsible for considering whether additional disclosure of material information is required to make the statements in this joint proxy statement/prospectus not misleading. Factual disclosures about Pioneer and Parsley contained in this joint proxy statement/prospectus or Pioneer’s or Parsley’s public reports filed with the SEC may supplement, update, or modify the factual disclosures about Pioneer or Parsley contained in the merger agreement and described in the summary. The representations, warranties, and covenants made in the merger agreement by Pioneer and Parsley are qualified and subject to important limitations agreed to by Pioneer and Parsley in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the merger agreement, and were negotiated with the principal purpose of allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality that may be different from what is generally relevant to stockholders or applicable to reports and documents filed with the SEC, and in some cases are qualified by confidential disclosures that were made by each party to the other, which disclosures are not reflected in the merger agreement or otherwise publicly disclosed. The representations and warranties in the merger agreement will not survive the completion of the mergers. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included or incorporated by reference into this joint proxy statement/prospectus. For the foregoing reasons, the representations, warranties, and covenants or any descriptions of those provisions should not be read alone, but instead should be read together with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information.”

Terms of the Mergers; Merger Consideration

The merger agreement provides that, upon the terms and subject to the conditions set forth in the merger agreement, (i) at the effective time, Merger Sub Inc. will merge with and into Parsley, with Parsley surviving the merger as the surviving corporation and a direct wholly-owned subsidiary of Pioneer, (ii) simultaneously with the first merger, Opco Merger Sub will merge with and into Parsley LLC, with Parsley LLC surviving the merger as the surviving company and a direct and indirect wholly-owned subsidiary of Pioneer, and (iii) immediately following the effective time, Parsley, as the surviving corporation of the first merger, will merge with and into Merger Sub LLC, with Merger Sub LLC surviving the merger as a direct wholly-owned subsidiary of Pioneer.

Upon the terms and subject to the conditions set forth in the merger agreement, at the effective time, each eligible share of Parsley Class A common stock and each eligible Parsley LLC unit will be converted automatically into the right to receive 0.1252 shares of Pioneer common stock, with cash paid in lieu of the issuance of any fractional shares of Pioneer common stock, and each issued and outstanding share of Parsley Class B common stock will automatically be cancelled for no additional consideration. In addition, Parsley and Pioneer will take, or cause to be taken, all actions necessary so that at the effective time, Parsley’s issued and outstanding time-based restricted stock unit awards, performance-based restricted stock unit awards, time-based restricted stock awards and performance-based restricted stock awards will be treated as described below in “—Treatment of Parsley Equity-Based Awards.”

Pioneer will not issue any fractional shares of Pioneer common stock in connection with the mergers. In lieu of any fractional shares of Pioneer common stock to which a Parsley Class A stockholder or Parsley LLC unitholder would otherwise have been entitled, each Parsley Class A stockholder or Parsley LLC unitholder shall receive cash, without interest, in an amount equal to the product of (i) such fractional part of a share of Pioneer common stock multiplied by (ii) the volume weighted average trading price of Pioneer common stock on the NYSE for the five consecutive trading days immediately prior to the closing date, as reported by Bloomberg, L.P. (the “fractional share consideration”).

Closing and Effective Time of the Mergers

Unless the parties agree otherwise, the closing of the mergers will take place on a date that is two business days following the satisfaction or, to the extent permitted by applicable law, waiver of the conditions to closing (other than any such conditions that by their terms are to be satisfied at the closing, but subject to the satisfaction or, to the extent permitted by applicable law, waiver of such conditions).

As soon as practicable on the closing date, a certificate of merger with respect to the first merger will be filed with the Secretary of State of the State of Delaware and, concurrently therewith, a certificate of merger with respect to the Opco merger will be filed with the Secretary of State of the State of Delaware. The first merger and the Opco merger will each become effective at the same time on the closing date as the parties agree in writing and specify in the applicable certificate of merger. In addition, as soon as practicable on the closing date, a certificate of merger with respect to the subsequent merger will be filed with the Secretary of State of the State of Delaware and the subsequent merger will become effective one minute after the effective time, as will be specified in the certificate of merger.

Pioneer and Parsley have targeted to complete the mergers in the first quarter of 2021, subject to receipt of the required Pioneer stockholder approval and Parsley stockholder approval, regulatory approvals and the satisfaction or waiver of the other conditions to the mergers (described below under “—Conditions Precedent to the Mergers”).

Treatment of Parsley Equity-Based Awards

Prior to the effective time, Parsley and Pioneer will take, or cause to be taken, all actions necessary to provide for the following treatment of Parsley equity awards:

Parsley Time-Based Restricted Stock Unit Awards: Each vested Parsley time-based restricted stock unit award (including any Parsley time-based restricted stock unit award that vests by its terms as a result of the consummation of the mergers) that is issued and outstanding as of immediately prior to the effective time will, at the effective time, be cancelled and converted into the right to receive a number of shares of Pioneer common stock (to be issued within 30 days following the closing date in accordance with the terms of the applicable restricted stock unit award agreement), rounded up or down to the nearest whole share, equal to the product of (a) the number of shares of Parsley Class A common stock subject to such award as of immediately prior to the effective time and (b) the exchange ratio. Any Parsley time-based restricted stock unit award held by a non-employee member of the Parsley board will become fully vested as a result of the consummation of the mergers and will be treated as a vested Parsley time-based restricted stock unit award entitled to the foregoing treatment. Each unvested Parsley time-based restricted stock unit award (excluding any Parsley time-based restricted stock unit award that vests by its terms as a result of the consummation of the mergers) that is issued and outstanding as of immediately prior to the effective time will, at the effective time, be converted, on the same terms and conditions (including time-based vesting conditions) as were applicable to such award as of immediately prior to the effective time, into the right to receive a time-based award covering a number of shares of Pioneer common stock, rounded up or down to the nearest whole share, equal to the product of (a) the number of shares of Parsley Class A common stock subject to such award as of immediately prior to the effective time and (b) the exchange ratio.

Parsley Time-Based Restricted Stock Awards: Each unvested Parsley time-based restricted stock award (excluding any Parsley time-based restricted stock award that vests by its terms as a result of the consummation of the mergers) that is issued and outstanding as of immediately prior to the effective time will be converted, on the same terms and conditions (including time-based vesting conditions) as were applicable to such award as of immediately prior to the effective time, into the right to receive a time-based restricted stock award covering a number of shares of Pioneer common stock, rounded up or down to the nearest whole share, equal to the product of (a) the number of shares of Parsley Class A common stock subject to such award as of immediately prior to the effective time and (b) the exchange ratio.

Parsley Performance-Based Restricted Stock Unit Awards and Performance-Based Restricted Stock Awards: Each Parsley performance-based restricted stock unit award and Parsley performance-based restricted stock award that is issued and outstanding as of immediately prior to the effective time will be deemed to have become vested pursuant to the terms of the merger agreement based on deemed achievement of the maximum level of performance applicable to such restricted stock unit award or restricted stock award as of the date immediately prior to the effective time. At the effective time, any such vested performance-based restricted stock unit award will automatically be cancelled and converted into the right to receive a number of shares of Pioneer common stock (to be issued within 30 days following the closing date in accordance with the terms of the applicable award agreement), rounded up or down to the nearest whole share, equal to the product of (a) the number of shares of Parsley Class A common stock subject to such award as of immediately prior to the effective time and (b) the exchange ratio. At the effective time, any such vested performance-based restricted stock award will automatically be converted into the right to receive a number of shares of Pioneer common stock, rounded up or down to the nearest whole share, equal to the product of (a) the number of shares of Parsley Class A common stock subject to such award as of immediately prior to the effective time and (b) the exchange ratio.

Exchange and Payment Procedures

The conversion of Parsley Class A common stock and Parsley LLC units into the right to receive the merger consideration, and the cancellation of Parsley Class B common stock for no additional consideration, will occur automatically at the effective time. Continental will be the exchange agent in the mergers and will exchange certificates for the merger consideration and perform other duties as provided in the merger agreement.

Letter of Transmittal

As soon as reasonably practicable after the effective time, the exchange agent will mail a letter of transmittal to each holder of record of certificated shares of Parsley Class A common stock and each Parsley LLC unitholder identified in the “Opco Schedule” attached as Exhibit B to the merger agreement as entitled to receive the Opco merger consideration. This mailing will contain instructions on how to surrender certificates or Parsley LLC units, as applicable, in exchange for the merger consideration, any fractional share consideration and any dividends or distributions payable under the terms of the merger agreement.

If a certificate for Parsley Class A common stock has been lost, stolen or destroyed, the exchange agent will deliver the consideration properly payable under the merger agreement upon receipt of an affidavit, in form and substance reasonably acceptable to Pioneer and the exchange agent, as to that loss, theft or destruction and the posting of any bond determined by Pioneer or the exchange agent as reasonably necessary as indemnity against any related claim.

Book-Entry Shares

As promptly as practicable after the effective time, and in any event no later than the third business day thereafter, the surviving company will cause the exchange agent to issue and send to each holder of uncertificated eligible shares of Parsley Class A common stock represented by book entry the merger consideration, cash in lieu of any fractional shares of Pioneer common stock and any dividends and other distributions on the shares of Pioneer common stock issuable as merger consideration.

Withholding

Each of the parties to the merger agreement and the exchange agent will be entitled to deduct and withhold from any consideration payable pursuant to the merger agreement such amounts it is required to deduct and withhold with respect to making such payment under applicable law; provided that, so long as Parsley LLC delivers to Pioneer a certificate of non-foreign status for a Parsley LLC unitholder, no amount will be deducted or withheld under Code sections 1445 and 1446(f) from the consideration payable to such Parsley LLC unitholder unless there is a change in applicable law. If any amounts are so properly deducted or withheld, then such amounts will be treated for all purposes of the merger agreement as having been paid to the person from whom they were deducted or withheld.

Dividends and Distributions

Until Parsley Class A common stock certificates or book-entry shares are surrendered for exchange or a duly completed and a validly executed letter of transmittal regarding the shares of Parsley Class A common stock or Parsley LLC units, as applicable, is delivered, no dividends or other distributions with respect to Pioneer common stock with a record date after the effective time will be paid to (A) the holder of any unsurrendered certificate with respect to the shares of Pioneer common stock that such holder has the right to receive upon the surrender, and no cash payment in lieu of fractional shares of Pioneer common stock will be paid to any such holder or (B) the holder of any Parsley LLC unit with respect to the shares of Pioneer common stock that such holder has the right to receive upon the delivery, and no cash payment in lieu of fractional shares of Pioneer common stock will be paid to any such holder.

Representations and Warranties

The merger agreement contains customary representations and warranties of Pioneer and Parsley relating to their respective businesses. The representations and warranties in the merger agreement do not survive the effective time.

Each of Pioneer and Parsley has made representations and warranties to the other regarding, among other things:

•	corporate matters, including organization, standing and power, capitalization and subsidiaries;

•

authority relative to execution and delivery of the merger agreement and the transactions contemplated by the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the mergers;

•	SEC filings and financial statements contained in those filings;

•	internal controls and disclosure controls and procedures;

•	the absence of undisclosed liabilities;

•	the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents;

•	the absence of certain changes or events;

•	litigation;

•	compliance with applicable laws and permits;

•	employee benefit plans;

•	employment and labor matters;

•	environmental matters;

•	tax matters;

•	material contracts;

•	insurance;

•	properties;

•	intellectual property;

•	state takeover laws;

•	the absence of a rights plan;

•	related party transactions;

•	compliance with anti-bribery laws;

•	rights-of-way;

•	oil and gas matters;

•	derivative transactions;

•	regulatory matters;

•	finders or brokers; and

•	the receipt of their respective financial advisors’ opinions.

Additional representations and warranties were made only by Pioneer as to its ownership of Parsley Class A common stock and activities of Merger Sub Inc., Merger Sub LLC and Opco Merger Sub.

The representations and warranties described above and included in the merger agreement were made by each of Pioneer and Parsley to the other. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to by Pioneer and Parsley in connection with negotiating the terms of the merger agreement, and may have been included in the merger agreement for the purpose of allocating risk between Pioneer and Parsley rather than to establish matters as facts.

The merger agreement is described in and included as Annex A to this joint proxy statement/prospectus only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding Pioneer, Parsley or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Definition of Material Adverse Effect

In determining whether a material adverse effect has occurred or is reasonably likely to occur with respect to Pioneer or Parsley, the parties will disregard effects resulting from:

1.

changes in conditions or developments generally applicable to the oil and gas exploration, development or production industry in the United States or any area or areas where the assets of such person or any of its subsidiaries are located, including any increase in operating costs or capital expenses or any reduction in drilling activity or production, or changes in law or regulation affecting such industry;

2.

general economic or political conditions or securities, credit, financial or other capital markets conditions (or changes in such conditions), including changes generally in supply, demand, price levels, interest rates, changes in the price of any commodity (including hydrocarbons) or general market prices, changes in the cost of fuel, sand or proppants and changes in exchange rates, in each case in the United States or any foreign jurisdiction;

3.

any failure, in and of itself, by such person to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings, production or other financial or operating metrics for any period (although the events, changes, circumstances, occurrences or effects giving rise to or contributing to such failure may count as a material adverse effect);

4.	the execution and delivery of the merger agreement;

5.

the public announcement of the mergers and the other transactions contemplated by the merger agreement, including the impact thereof on relationships, contractual or otherwise with employees, labor unions, customers, suppliers or partners;

6.

any change, in and of itself, in the market price or trading volume of such party’s securities (although the events, changes, circumstances, occurrences or effects giving rise to or contributing to such change may count as a material adverse effect);

7.	any change in applicable law, the accounting standards promulgated by the Council of Petroleum Accountants Society or GAAP (or authoritative interpretation thereof);

8.

geopolitical conditions (or changes in such conditions), the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism;

9.	any epidemic, pandemic, disease outbreak (including the COVID-19 virus) or other public health crisis or public health event (or the worsening thereof);

10.

any disruption in the purchase or transportation of crude oil or natural gas produced or otherwise sold as a result of any shutdown, interruption or declaration of force majeure by any pipeline operator or other purchaser of such products;

11.	natural declines in well performance or reclassification or recalculation of reserves in the ordinary course of business;

12.	seasonal reductions in revenues and/or earnings in the ordinary course of their respective businesses;

13.

any actions taken or omitted to be taken at the written direction of the other party (which does not include actions or omissions for which a party sought or requested, and the other party provided consent); or

14.	compliance with the terms of, or the taking of any action expressly required by, the merger agreement (except for any obligation to operate in the ordinary course of business or similar obligation).

However, the exceptions laid out in (1), (2), (7), (8) and (9) may be considered to the extent disproportionately affecting Pioneer or Parsley relative to other similarly situated companies in the oil and gas exploration, development and production industry in the geographic areas in which that party and its subsidiaries operate.

Conduct of Business

Each of Pioneer and Parsley has undertaken customary covenants that place restrictions on it and its subsidiaries until the effective time or, if earlier, termination of the merger agreement. Each of Pioneer and Parsley has agreed to operate its business only in the ordinary course of business, and Parsley has also agreed to use commercially reasonable efforts to preserve substantially intact its business organization, substantially preserve its assets, rights and properties in good repair and condition, keep available in all material respects the services of its current officers, employees and consultants and preserve its goodwill and its relationships with material customers, suppliers, licensors, licensees, distributors and others with whom it has material business dealings.

Parsley has also agreed that, with certain exceptions as may be required by law or the merger agreement or as set forth in disclosure schedules to the merger agreement, and except with Pioneer’s prior written consent, Parsley will not, and will not permit any of its subsidiaries to undertake the following actions, among other things:

•

(a) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except (1) quarterly cash dividends on the shares of Parsley Class A common stock not to exceed $0.05 per share and corresponding cash distributions by Parsley LLC on the Parsley LLC units not to exceed $0.05 per Parsley LLC unit, in each case with customary record and payment dates, (2) dividends by a wholly-owned subsidiary of Parsley or wholly-owned subsidiary of Parsley LLC to its parent or parents or (3) any “tax related distribution” pursuant to the operating agreement of Parsley LLC; (b) purchase, redeem or otherwise acquire shares of capital stock or other equity interests of Parsley or its subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests or (c) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests, other than, in each case, in respect of (i) an exchange of Parsley LLC units (together with the same number of shares of Parsley Class B common stock) in accordance with the organizational documents of Parsley and Parsley LLC or (ii) any Parsley time-based restricted stock unit awards, performance-based restricted stock unit awards, time-based restricted stock awards or performance-based restricted stock awards issued and outstanding on October 16, 2020, or issued thereafter in accordance with the merger agreement, in accordance with their terms;

•

issue, deliver, sell, grant, pledge or otherwise encumber or subject to any lien (other than any certain permitted liens) any shares of its capital stock or other equity interests or any securities convertible into, or exchangeable for or exercisable for any such shares or other equity interests, or any rights, warrants or options to acquire, any such shares or other equity interests, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock of Parsley on a deferred basis or other rights linked to the value of shares of Parsley common stock, other than the issuance of shares of Parsley Class A common stock (1) upon the settlement of Parsley time-based restricted stock unit awards or performance-based restricted stock unit awards issued and outstanding on October 16, 2020, or issued thereafter in accordance with the merger agreement, in accordance with their terms, (2) an exchange of Parsley LLC units (together with the same number of shares of Parsley Class B common stock) in accordance with the organizational documents of Parsley and Parsley LLC, or (3) issued as a dividend made in accordance with the merger agreement;

•	amend or otherwise change the organizational documents of Parsley or Parsley LLC;

•

directly or indirectly acquire or agree to acquire, by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, making an investment in or loan or capital contribution to or in any other manner, any corporation, partnership, association or other business organization or division thereof or any assets that are otherwise material to Parsley and its subsidiaries, in each case other than (1) upon reasonable prior notice to and consultation with Pioneer, the exchange or swap of oil and gas properties or other assets in the ordinary course of business consistent with past practice (other than the exchange or swap of any oil and gas properties or other assets located directly adjacent to any oil and gas properties of Pioneer), (2) transactions solely between Parsley and Parsley LLC, solely between Parsley or Parsley LLC and a wholly-owned subsidiary of Parsley or Parsley LLC, or solely among wholly-owned subsidiaries of Parsley or Parsley LLC or (3) acquisitions as to which the aggregate amount of the consideration paid or transferred by Parsley and its subsidiaries in connection with all such acquisitions would not exceed $25 million;

•

directly or indirectly (including by merger or consolidation) sell, lease, swap, exchange, farmout, license, sell and leaseback, abandon, mortgage or otherwise encumber or subject to any lien (other than certain permitted liens) or otherwise dispose in whole or in part of any of its material properties, assets or rights or any interest therein, in each case other than (1) upon reasonable prior notice to and consultation with Pioneer, the exchange or swap of oil and gas properties or other assets in the ordinary course of business consistent with past practice (other than the exchange or swap of any oil and gas properties or other assets located directly adjacent to any oil and gas properties of Pioneer), (2) sales, leases, exchanges, swaps or dispositions for which the consideration is less than $25 million in the aggregate, (3) the sale of hydrocarbons in the ordinary course of business consistent with past practice, or (4) the sale or other disposition of equipment that is surplus, obsolete or replaced made in the ordinary course of business consistent with past practice;

•

adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, other than transactions among wholly-owned subsidiaries of Parsley or Parsley LLC;

•

incur, create, assume or otherwise become liable for, or repay or prepay, or amend, modify or refinance any indebtedness, other than (1) indebtedness incurred in the ordinary course of business consistent with past practice, (2) indebtedness incurred by Parsley that is owed to Parsley LLC or any wholly-owned subsidiary of Parsley or Parsley LLC or by any subsidiary of Parsley that is owed to Parsley or Parsley LLC or any wholly-owned subsidiary of Parsley or Parsley LLC, (3) guarantees by Parsley of Indebtedness of Parsley LLC or any wholly-owned subsidiary of Parsley or Parsley LLC and guarantees by any subsidiary of Parsley of indebtedness of Parsley, Parsley LLC or any other wholly-owned subsidiary of Parsley or Parsley LLC, (4) indebtedness incurred under Parsley’s revolving credit facility in the ordinary course of business consistent with past practice or (5) indebtedness in an amount not to exceed $10 million in the aggregate;

•

make any loans, advances or capital contributions to, or investments in, any other person, other than (1) Parsley, Parsley LLC or any direct or indirect wholly-owned subsidiary of Parsley or Parsley LLC, (2) advances for expenses required under customary joint operating agreements to operators of oil and gas properties of Parsley or any of its subsidiaries or (3) advances for reimbursable employee expenses in the ordinary course of business consistent with past practice;

•

incur or commit to incur any capital expenditures or authorizations or commitments with respect thereto that in the aggregate are in excess of 105% of the aggregate amount provided for in a specified capital expenditure budget, other than (1) capital expenditures to repair damage resulting from insured casualty events or required on an emergency basis or for the safety of individuals, assets or the environment (provided that Parsley notifies Pioneer of any such emergency expenditure as soon as reasonably practicable) and (2) operations proposed by third parties under joint operating agreements, joint development agreements and other similar agreements;

•

(1) pay, discharge, settle or satisfy any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice or as required by their terms of claims, liabilities or obligations reflected or reserved against in the most recent financial statements (or the notes thereto) of Parsley included in documents filed by Parsley with the SEC prior to October 20, 2020 (for amounts not in excess of such reserves) or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, (2) cancel any indebtedness owed to Parsley or any of its subsidiaries with a principal amount in excess of $3 million or (3) waive or release any right held by Parsley or any of its subsidiaries with a value in excess of $3 million;

•

other than in the ordinary course of business consistent with past practice, (1) affirmatively waive, release, or assign any material rights or claims under any material contract, which waiver, release or assignment would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parsley, (2) modify, amend, terminate or cancel or affirmatively renew or affirmatively extend any material contract (other than intercompany transactions, agreements or arrangements or commodity hedging contracts and other than any modification, termination or renewal that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parsley) or (3) enter into any contract (other than commodity hedging contracts or contracts entered into or in connection with any action taken in compliance with or permitted under the merger agreement) that if in effect on October 20, 2020 would be a material contract of Parsley;

•

compromise, settle or agree to settle any action other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of money damages (to the extent not covered by insurance) not in excess of $3 million individually or $5 million in the aggregate, in any case as would not result in any restriction on future activity or conduct of, or the admission of wrongdoing by, Parsley and compromises, settlements or agreements permitted by the stockholder litigation covenant in the merger agreement;

•	change its financial accounting methods, principles or practices (other than any change for tax purposes) or revalue any of its material assets, in each case except as may be required by GAAP;

•

(1) settle or compromise any material tax proceeding; (2) file any material amended tax return or claim for a material tax refund; (3) make, revoke or modify any material tax election; (4) except to the extent otherwise required by applicable law, file any material tax return other than on a basis consistent with past practice; (5) consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of material taxes; (6) grant any power of attorney with respect to material taxes; (7) enter into any material tax allocation, sharing or indemnity agreement, any material tax holiday agreement, or any material closing or other similar agreement with respect to taxes; or (8) change any material method of accounting for tax purposes;

•	change its fiscal year;

•

(1) grant any current or former director, officer, employee or independent contractor any increase in compensation, bonus or other benefits, or approve any grant of any type of compensation or benefits to any director, officer, employee or independent contractor not previously receiving or entitled to receive such type of compensation or benefit, or pay any bonus of any kind or amount to any such individual, other than (x) increases in base salary and wages in the ordinary course of business consistent with past practice for directors, officers, employees or independent contractors with less than $100,000 in annual compensation and (y) grants of compensation in the ordinary course of business consistent with past practice to, and participation in Parsley benefit plans as in effect on October 20, 2020 for, individuals hired thereafter in accordance with the merger agreement, (2) grant or pay to any current or former director, officer, employee or independent contractor any equity-based award or any severance, change in control or termination pay, or approve any modifications thereto or increases thereto (other than pursuant to the terms of any written agreement or other Parsley benefit plan as in effect as of October 20, 2020), (3) adopt or enter into any collective bargaining agreement or other labor union contract, (4) take any action to accelerate the vesting, funding or payment of any compensation or benefit under any Parsley benefit plans or any employment agreement or other similar contract or (5) adopt any new employee benefit or compensation plan or arrangement or materially amend, modify or terminate any existing Parsley benefit plan other than as required by applicable law;

•	hire any employees at the executive level or higher or, other than in the ordinary course of business consistent with past practice, any other employees, in each case other than to replace any such employee or executive whose employment has terminated prior to October 20, 2020 or as otherwise permitted under the merger agreement;

•

terminate any director, officer, employee or independent contractor with more than $100,000 in annual compensation or otherwise cause any such individual to resign, in each case other than in the ordinary course of business consistent with past practice or for cause or poor performance (documented in accordance with Parsley’s past practices);

•

fail to keep in force in all material respects all material insurance policies or replacement or revised provisions regarding material insurance coverage with respect to the assets, operations and activities of Parsley and its subsidiaries as currently in effect, to the extent commercially reasonable in Parsley’s business judgment in light of prevailing conditions in the insurance market;

•	renew or enter into any non-compete, exclusivity, non-solicitation or similar agreement that would restrict or limit, in any material respect, the operations of Parsley or any of its subsidiaries;

•	enter into any new line of business outside of its existing business;

•

enter into any new lease or amend the terms of any existing lease of real property that would require payments over the remaining term of such lease in excess of $2 million (excluding, for the avoidance of doubt, all oil and gas leases and rights-of-way);

•

take any action (or omit to take any action) if such action (or omission) would reasonably be expected to cause any of the conditions to closing of the mergers not being satisfied by the outside date; or

•	authorize, commit, resolve or agree to take any of the actions prohibited by the preceding bullet points.

Pioneer has also agreed that, with certain exceptions as may be required by law or the merger agreement or as set forth in the disclosure schedules to the merger agreement, and except with Parsley’s prior written consent, Pioneer will not, and will not permit any of its subsidiaries to undertake the following actions, among other things:

•

declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except (1) quarterly cash dividends on the shares of Pioneer common stock not to exceed $0.55 per share, with customary record and payment dates, and (2) dividends by a wholly-owned subsidiary of Pioneer to its parent or parents;

•

issue, deliver, sell or grant any shares of its capital stock or other equity interests or any securities convertible into, or exchangeable for or exercisable for any such shares or other equity interests, or any rights, warrants or options to acquire, any such shares or other equity interests, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock of Pioneer on a deferred basis or other rights linked to the value of shares of Pioneer common stock, other than (1) the grant of Pioneer time-based restricted stock unit awards, performance-based restricted stock unit awards, restricted stock awards or stock options pursuant to the terms of a Pioneer benefit plan in the ordinary course of business consistent with past practice or the issuance of shares of Pioneer common stock upon the settlement of Pioneer time-based restricted stock unit awards, performance-based restricted stock unit awards, restricted stock awards, stock options or convertible notes issued and outstanding on October 20, 2020 or issued thereafter in accordance with their terms and the terms of the merger agreement, or issued as a dividend made in accordance with the merger agreement, or (2) issuances of Pioneer common stock through any public or private offering or other transaction of up to an aggregate of 10% of the shares of Pioneer common stock issued and outstanding as of October 20, 2020;

•

amend or otherwise change the organizational documents of Pioneer, Merger Sub Inc., Merger Sub LLC or Opco Merger Sub in a manner that could reasonably be expected to adversely affect the consummation of the transactions contemplated by the merger agreement or adversely affect in any material respect the rights of holders of Pioneer common stock;

•

directly or indirectly acquire or agree to acquire, by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, making an investment in or loan or capital contribution to or in any other manner, any corporation, partnership, association or other business organization or division thereof or any assets that are otherwise material to Pioneer and its subsidiaries, in each case other than (1) the acquisition, lease, transfer, exchange or swap of oil and gas properties or other assets in the ordinary course of business consistent with past practice, (2) transactions solely between Pioneer and its wholly-owned subsidiaries or solely among wholly-owned subsidiaries of Pioneer or (3) acquisitions as to which the aggregate amount of the consideration paid or transferred by Pioneer and its subsidiaries would not exceed $1 billion in the aggregate, the aggregate amount of the consideration paid or transferred by Pioneer and its subsidiaries in connection with all such acquisitions would not exceed $100 million in respect of assets located outside of the Permian Basin and the occurrence of which would not reasonably be expected to prevent, materially delay or materially impede the transactions contemplated by the merger agreement;

•

directly or indirectly (including by merger or consolidation) sell, lease, swap, exchange, farmout, license, sell and leaseback, abandon, mortgage or otherwise encumber or subject to any lien (other than certain permitted liens) or otherwise dispose in whole or in part of any of its material properties, assets or rights or any interest therein, in each case other than (1) sales, leases or dispositions for which the consideration is less than $500 million in the aggregate, (2) exchanges or swaps in the ordinary course of business consistent with past practice, (3) the sale of hydrocarbons in the ordinary course of business consistent with past practice, or (4) the sale or other disposition of equipment that is surplus, obsolete or replaced made in the ordinary course of business consistent with past practice;

•	adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, other than transactions among wholly-owned subsidiaries of Pioneer;

•

take any action (or omit to take any action) if such action (or omission) would reasonably be expected to cause any of the conditions to closing of the mergers not being satisfied by the outside date; or

•	authorize, commit, resolve or agree to take any of the actions prohibited by the preceding bullet points.

No Solicitation; Recommendations

Except as expressly permitted by the merger agreement, each of Pioneer and Parsley will, and will cause its subsidiaries and their respective directors and officers to, and will use reasonable best efforts to cause its employees, investment bankers, financial advisors, attorneys, accountants and other advisors, agents and representatives to:

•

immediately cease and terminate all existing discussions or negotiations with any person with respect to an acquisition proposal or potential acquisition proposal and immediately terminate all physical and electronic data room access previously granted to such other persons;

•

request the prompt return or destruction of all confidential information furnished with respect to any acquisition proposal or potential acquisition proposal during the six-month period prior to the date of the merger agreement to the extent such return or destruction had not previously been requested; and

•	not, directly or indirectly:

•

solicit, initiate, endorse, knowingly encourage or knowingly facilitate any inquiry, proposal or offer that constitutes an acquisition proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to any acquisition proposal; or

•

enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any non-public information or data with respect to, or otherwise cooperate in any way with, any acquisition proposal.

Neither Pioneer nor Parsley (nor their respective boards of directors) is prohibited from, directly or indirectly through any representative, informing any person that Pioneer or Parsley, as applicable, is party to the merger agreement and informing such person of the “no solicitation” restrictions that are set forth in the merger agreement.

In addition, neither party will terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its affiliates or representatives is a party with respect to any acquisition proposal or potential acquisition proposal. Each party will use commercially reasonable efforts to enforce the provisions of any such agreement, including seeking any injunctive relief available to enforce such agreement. Notwithstanding the foregoing, each party is permitted to grant waivers of, and not enforce, any standstill agreement solely to the extent that its board of directors determines in good faith, after consultation with its outside counsel, that failure to take such action would prohibit the counterparty from making an unsolicited acquisition proposal in compliance with the merger agreement and would constitute a breach of its fiduciary duties under applicable law.

Subject to certain exceptions discussed herein, the Pioneer board and the Parsley board shall not:

•

withdraw (or modify or qualify in any manner adverse to the other party) its recommendation, recommend or otherwise declare advisable the approval by the Pioneer stockholders or the Parsley stockholders, as applicable, of any acquisition proposal, or publicly propose to take any such actions (any action described in this bullet point being referred to as an “adverse recommendation change”); or

•

cause or permit Pioneer or Parsley, respectively, or any of their respective subsidiaries to enter into, or publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other contract (except for acceptable confidentiality agreements described below) (any such agreement being referred to as an “alternative acquisition agreement”), in each case constituting or related to any acquisition proposal.

Neither Pioneer nor Parsley is prohibited from taking and disclosing a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act. However, any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be an adverse recommendation change under the merger agreement unless such party’s board of directors expressly reaffirms its recommendation in such disclosure and expressly rejects any applicable acquisition proposal.

Notwithstanding the above, if at any time prior to obtaining approval of the Pioneer stock issuance proposal or the Parsley merger proposal by the Pioneer stockholders or Parsley stockholders, as applicable, Pioneer or Parsley receives a written acquisition proposal from any person that the Pioneer board or the Parsley board, as applicable, determines in good faith to be bona fide and that did not result from a breach of such party’s non-solicitation obligations, the board of directors of such party determines in good faith (after consultation with its outside counsel and financial advisor) that such acquisition proposal constitutes or would reasonably be expected to lead to a superior proposal with respect to such party and the failure to take any of the below actions would be inconsistent with its fiduciary duties to such party’s stockholders under applicable law, then such party may, directly or indirectly:

•

furnish information with respect to such party and its subsidiaries to the person that made the proposal, pursuant to a customary confidentiality agreement containing confidentiality terms substantially similar to, and no less favorable in the aggregate to such party than, the confidentiality agreement with the other party (an “acceptable confidentiality agreement”), provided that an unredacted copy of such acceptable confidentiality agreement is provided to the other party and any non-public information so provided is concurrently or has previously been provided to the other party; and

•

participate in discussions or negotiations with the person making such acquisition proposal and its representatives and potential sources of financing regarding the acquisition proposal or take any other action that would be restricted by the merger agreement.

Each of Pioneer and Parsley will, within the longer of one business day and 48 hours of receipt, notify the other party of any acquisition proposal (or any indication that a person is considering making an acquisition proposal) and the material terms and conditions thereof and will keep the other party reasonably informed on a timely basis regarding the status and details of any such acquisition proposal. Neither party will enter into any confidentiality agreement that would restrict it from complying with its non-solicitation obligations under the merger agreement.

Each of Pioneer and Parsley may at any time prior to obtaining approval of the Pioneer stock issuance proposal or the Parsley merger proposal by the Pioneer stockholders or Parsley stockholders, as applicable, take any of the actions described above constituting an adverse recommendation change or, with respect to Parsley, terminate the merger agreement, in each case in response to a superior proposal if:

•

such party provides the other party with at least four business days’ prior written notice of its intention to take such action, specifying its reasons for doing so (including the terms and conditions of, and the identity of the person making, the superior proposal) and furnishing a copy (if any) of the proposed alternative acquisition agreement and any other relevant transaction documents;

•

such party has negotiated, and caused its financial and legal advisors to negotiate, with the other party in good faith during such notice period regarding any revisions proposed by the other party to the terms of the transactions contemplated by the merger agreement;

•

following the end of such notice period, the board of directors of such party considers any adjusted terms and conditions of the merger agreement proposed by the other party and determines in good faith, after consultation with its outside counsel and its financial advisors, that the superior proposal continues to be a superior proposal and the failure to make an adverse recommendation change or, with respect to Parsley, terminate the merger agreement to accept the superior proposal would be inconsistent with its fiduciary duties under applicable law; and

•

in the event of any amendment to the financial terms or any other material amendment to any material term of the superior proposal, such party shall have given the other party notice of such amendment and a new notice period of two business days.

Additionally, notwithstanding anything to the contrary set forth above, at any time prior to obtaining approval of the Pioneer stock issuance proposal or the Parsley merger proposal by the Pioneer stockholders or Parsley stockholders, as applicable, Pioneer or Parsley may take any of the actions described above constituting an adverse recommendation change in response to an “intervening event” if the board of directors of such party has determined in good faith after consultation with its outside counsel that the failure to take such action would be inconsistent with its fiduciary duties under applicable law, provided that prior to taking any such action, such party provides the other party with at least four business days’ prior written notice of its intention to take such action, specifying the reasons therefor and describing in reasonable detail such intervening event, and such party has negotiated, and caused its financial and legal advisors to negotiate, in good faith with the other party during such notice period regarding any revisions proposed by the other party to the terms of the transactions contemplated by the merger agreement.

Notwithstanding the foregoing, none of Pioneer, Parsley or their respective subsidiaries may enter into any alternative acquisition agreement unless the merger agreement has been terminated in accordance with its terms (including the payment of any applicable termination fees).

An “acquisition proposal” means, with respect to Pioneer or Parsley, any proposal or offer with respect to any direct or indirect acquisition or purchase or license, in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture, licensing or similar transaction, or otherwise, of:

•	20% or more of the consolidated assets of such party (based on the fair market value thereof);

•	the assets of such party and its subsidiaries accounting for 20% or more of consolidated EBITDA of such party during the prior 12 months; or

•	20% or more of the capital stock or voting power of such party or any of its subsidiaries, in each case other than the transactions contemplated by the merger agreement.

A “superior proposal” means, with respect to Pioneer or Parsley, any bona fide written acquisition proposal that:

•

if consummated would result in a third party acquiring, directly or indirectly, 50% or more of the consolidated assets of such party (based on the fair market value thereof), the assets of such party and its subsidiaries accounting for 50% or more of consolidated EBITDA of such party during the prior 12 months or 50% or more of the capital stock or voting power of such party or any of its subsidiaries, in each case other than the transactions contemplated by the merger agreement;

•	is not solicited in breach of such party’s non-solicitation obligations under the merger agreement;

•

such party’s board of directors determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of the proposal, including the terms of any financing or financing contingencies and the likely timing of closing, and the person making the proposal, is more favorable to the stockholders of such party from a financial point of view than the transactions contemplated by the merger agreement (including any adjustment to the terms and conditions proposed by the other party in response to such proposal) and would reasonably be expected to be completed on the terms proposed.

An “intervening event” is a material event or circumstance that, with respect to Pioneer or Parsley:

•

was not known or reasonably foreseeable to the board of directors of such party prior to the date of the merger agreement or, if known, the consequences of which were not known or reasonably foreseeable;

•

becomes known (or, if already known, the material consequences of which become known) by the board of directors of such party prior to the receipt of stockholder approval from such party’s stockholders; and

•

does not relate to an acquisition proposal involving such party or any changes in the price of Pioneer common stock or Parsley Class A common stock (although the underlying facts giving rise to or contributing to any such change in price may be taken into account to the extent otherwise permitted by this definition).

Efforts to Hold the Pioneer and Parsley Special Meetings

Pioneer Special Meeting

Pioneer has agreed to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the approval of the Pioneer stock issuance proposal by Pioneer stockholders as promptly as practicable after the registration statement, of which this joint proxy statement/prospectus forms a part, is declared effective by the SEC (which meeting shall in any event be within 45 days thereof). Except as permitted in the merger agreement, the Pioneer board must recommend that the stockholders of Pioneer vote in favor of the Pioneer stock issuance proposal at the Pioneer special meeting and this joint proxy statement/prospectus is required to include such recommendation of the Pioneer board.

Pioneer may postpone or adjourn the Pioneer special meeting (i) with the prior written consent of Parsley, (ii) due to the absence of a quorum or if Pioneer has not received proxies representing a sufficient number of shares of Pioneer common stock to obtain the approval of the Pioneer stock issuance proposal, whether or not a quorum is present, to solicit additional proxies, or (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure that the Pioneer board has determined in good faith after consultation with outside legal counsel is necessary under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by Pioneer stockholders prior to the Pioneer special meeting. However, Pioneer may not postpone or adjourn the Pioneer special meeting more than a total of two times for the circumstances described in (ii).

In addition, Pioneer will be required, at the request of Parsley, to the extent permitted by law, to adjourn the Pioneer special meeting to a date specified by Parsley for the absence of a quorum or if Pioneer has not received proxies representing a sufficient number of shares of Pioneer common stock to obtain the approval of the Pioneer stock issuance proposal, whether or not a quorum is present, to solicit additional proxies. However, the Pioneer special meeting will not be required to be adjourned in such circumstances more than one time and no such adjournment will be required for a period exceeding 10 business days.

Except as permitted in the merger agreement, Pioneer shall use its reasonable best efforts to solicit proxies to obtain the approval of the Pioneer stock issuance proposal and its obligations with respect to the Pioneer special meeting will not be affected by the commencement, public proposal, public disclosure or communication to Pioneer or any other person of any acquisition proposal or the occurrence of any adverse recommendation change.

Parsley Special Meeting

Parsley has agreed to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the approval of the Parsley merger proposal and Parsley compensation proposal by Parsley stockholders as promptly as practicable after the registration statement, of which this joint proxy statement/prospectus forms a part, is declared effective by the SEC (which meeting shall in any event be within 45 days thereof). Except as permitted in the merger agreement, the Parsley board must recommend that the stockholders of Parsley vote in favor of the Parsley merger proposal at the Parsley special meeting and this joint proxy statement/prospectus is required to include such recommendation of the Parsley board.

Parsley may postpone or adjourn the Parsley special meeting (i) with the prior written consent of Pioneer, (ii) due to the absence of a quorum or if Parsley has not received proxies representing a sufficient number of shares of Parsley common stock to obtain the approval of the Parsley merger proposal, whether or not a quorum is present, to solicit additional proxies, or (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure that the Parsley board has determined in good faith after consultation with outside legal counsel is necessary under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by Parsley stockholders prior to the Pioneer special meeting. However, Parsley may not postpone or adjourn the Parsley special meeting more than a total of two times for the circumstances described in (ii).

In addition, Parsley will be required, at the request of Pioneer, to the extent permitted by law, to adjourn the Parsley special meeting to a date specified by Pioneer for the absence of a quorum or if Parsley has not received proxies representing a sufficient number of shares of Parsley Class A common stock and Parsley Class B common stock to obtain the approval of the Parsley merger proposal, whether or not a quorum is present, to solicit additional proxies. However, the Parsley special meeting will not be required to be adjourned in such circumstances more than one time and no such adjournment will be required for a period exceeding 10 business days.

Except as permitted in the merger agreement, Parsley shall use its reasonable best efforts to solicit proxies to obtain the approval of the Parsley merger proposal and its obligations with respect to the Parsley special meeting will not be affected by the commencement, public proposal, public disclosure or communication to Parsley or any other person of any acquisition proposal or the occurrence of any adverse recommendation change.

Timing of Special Meetings

Pioneer and Parsley are required to cooperate and use their reasonable best efforts to set the record dates for and hold the Pioneer special meeting and the Parsley special meeting on the same day and at approximately the same time.

Efforts to Close the Mergers

The parties have agreed to use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing, all things necessary, proper, or advisable to consummate and make effective, in the most expeditious manner practicable, the mergers and the other transactions contemplated by the merger agreement and, subject to applicable law and as otherwise required by any governmental entity, shall keep each other reasonably apprised of the status of matters relating to the consummation of the mergers and the other transactions contemplated by the merger agreement, including promptly furnishing the other party with copies of notices or other communications received from any third party or any governmental entity with respect to the mergers and the other transactions contemplated by the merger agreement.

Indemnification, Exculpation and Insurance

The merger agreement requires Pioneer to cause, and fully guarantee the performance of, the surviving company to take all action reasonably necessary to ensure that all rights to indemnification, exculpation and expense advancement and reimbursement in favor of current or former directors or officers of Parsley or any of its subsidiaries in any existing indemnification agreements and in the organizational documents of Parsley and Parsley LLC (as in effect on the date of the merger agreement) for acts or omissions occurring prior to the effective time are assumed and performed by the surviving company and continue in full force and effect until the expiration of the applicable statute of limitations, except as otherwise required by applicable law.

The merger agreement requires Pioneer and the surviving company to put in place, and Pioneer to fully prepay prior to the effective time, a “tail policy” with a period of at least six years after the effective time from an insurance carrier with the same or better credit rating as Parsley’s current insurance carrier with respect to directors’ and officers’ liability insurance. In no event shall the aggregate cost of such policy purchased by Pioneer exceed during the tail period three times the current aggregate annual premium paid by Parsley for such purpose.

In the event that Pioneer or the surviving company, or any of their respective successors or assigns, consolidates with or merges into any other person or entity and is not the continuing or surviving corporation or entity or transfers all or substantially all its properties and assets to any person or entity, then in each case Pioneer must provide that the applicable successor and assign assumes the indemnification obligations described above.

Employee and Employment Benefit Matters

The merger agreement provides that, for a period of at least one year following the effective time, Pioneer will cause the surviving company to provide each individual employed by Parsley or its subsidiaries immediately prior to the effective time and who continues employment with the surviving company or its subsidiaries as of the closing date (any such individual being referred to as a “Parsley continuing employee”) with a base salary or wage rate that is no less favorable than the base salary or wage rate in effect for such Parsley continuing employee immediately prior to the effective time and health, paid time off and retirement benefits and annual cash incentive opportunities that are no less favorable, in the aggregate, than the health, paid time off and retirement benefits and annual cash incentive opportunities provided to similarly situated employees of Pioneer. Following the effective time, Pioneer will cause the surviving company to continue and honor its obligations under all employment, severance, change in control and other agreements (if any) between Parsley and its subsidiaries and each individual who is employed by Parsley or its subsidiaries immediately prior to the effective time.

Each Parsley continuing employee’s years of service with Parsley or its subsidiaries (or their respective predecessors, to the extent recognized by Parsley and its subsidiaries) prior to the effective time will be treated as service with Pioneer or its subsidiaries for purposes of eligibility to participate, vesting and calculation of vacation or severance benefit entitlements (but not for purposes of defined benefit pension accrual or post-employment retiree welfare benefits) with respect to Pioneer’s and its subsidiaries’ benefit plans, programs, arrangements, policies and practices providing benefits to any Parsley continuing employee after the closing date. However, such service will not be recognized to the extent it would result in any duplication of benefits for the same period of service or is not recognized by Parsley or its subsidiaries under any applicable benefit plan in which the Parsley continuing employee was eligible to participate prior to the effective time.

For purposes of each benefit plan of Pioneer or its subsidiaries in which any Parsley continuing employee is eligible to participate after the effective time, Pioneer will use commercially reasonable efforts to cause all pre-existing condition exclusions, waiting periods, evidence of insurability and actively-at-work requirements to be waived for such employee and their covered dependents, to the extent such conditions were inapplicable or waived under the comparable Parsley benefit plan in which such employee participated immediately prior to the closing date, and give full credit for all co-payments, coinsurance, maximum out-of-pocket requirements and deductibles to the extent satisfied in the plan year in which the effective time occurs as if there had been a single continuous employer.

Effective as of the day prior to the effective time but contingent upon the closing of the mergers, the Parsley board will approve resolutions (to be provided to Pioneer) terminating the Parsley Energy, Inc. 401(k) Plan unless Pioneer provides written notice to Parsley that the plan shall not be terminated. Effective as soon as administratively practicable following the closing, each Parsley continuing employee shall be eligible to participate in a tax-qualified defined contribution plan established or designated by Pioneer, subject to the terms and conditions thereof, and to the extent not prohibited under applicable law, Pioneer will take all action necessary to provide that each Parsley continuing employee may elect to rollover his or her full account balance in the Parsley Energy, Inc. 401(k) Plan in cash into such Pioneer 401(k) plan.

Other Covenants

The merger agreement contains certain other covenants, including, among other things, covenants relating to:

•	cooperation between Pioneer and Parsley in the preparation of this joint proxy statement/prospectus;

•	access by each party to certain information about the other party during the period prior to the earlier of the effective time or termination of the merger agreement, as applicable;

•	coordination between the parties with respect to obtaining the expiration or early termination of any waiting period under the HSR Act and other antitrust matters;

•	the parties’ confidentiality obligations;

•

taking all reasonable action necessary to ensure that the transactions contemplated by the merger agreement may be consummated as promptly as practicable on the terms contemplated if any takeover law of any state is or becomes applicable to the merger agreement or the transactions contemplated thereby and otherwise minimize the effect of any such takeover law;

•

providing notice to the other party of certain notices or communications received from any governmental entity and certain other matters with respect to the merger agreement and the transactions contemplated thereby;

•

delisting of shares of Parsley Class A common stock on the NYSE, deregistration of Parsley Class A common stock under the Exchange Act and listing of the shares of Pioneer common stock to be issued in the mergers, or reserved for issuance in connection therewith, on the NYSE prior to the effective time;

•	cooperation between Pioneer and Parsley in the defense or settlement of any stockholder litigation relating to the mergers;

•	certain tax matters with respect to the transactions contemplated by the merger agreement;

•	coordination between Pioneer and Parsley with respect to the declaration of dividends to their respective stockholders, and the related record dates and payment dates;

•	cooperation between Pioneer and Parsley in connection with public announcements; and

•	requirements of Section 16(a) of the Exchange Act.

Conditions Precedent to the Mergers

The obligations of the parties to consummate the mergers are subject to the satisfaction at or prior to the effective time of the following mutual conditions:

•	approval of the Pioneer stock issuance proposal by the Pioneer stockholders and approval of the Parsley merger proposal by the Parsley stockholders shall have been obtained;

•	any waiting period (and any extension thereof) under the HSR Act relating to the mergers shall have expired or been terminated;

•

no temporary restraining order, preliminary or permanent injunction or other judgment, order or decree or other legal restraint or prohibition issued by any governmental entity having jurisdiction over any party shall be in effect, and no law shall have been enacted, entered, promulgated, enforced or deemed applicable by any governmental entity that prohibits or makes illegal consummation of the mergers;

•

the shares of Pioneer common stock to be issued in the mergers, and shares of Pioneer common stock to be reserved for issuance in connection with the mergers, shall have been approved for listing on the NYSE, subject to official notice of issuance; and

•

the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated.

The obligations of Pioneer, Merger Sub Inc., Merger Sub LLC and Opco Merger Sub to effect the mergers are also subject to the satisfaction, or waiver by Pioneer, at or prior to the effective time of the following additional conditions:

•

the accuracy of the representations and warranties of Parsley and Parsley LLC set forth in the merger agreement, subject to the materiality standards set forth in the merger agreement, as of the date of the merger agreement and as of the closing date (except to the extent such representations and warranties speak as of a specified date, in which case such representations and warranties will be true and correct as of such date), and Pioneer’s receipt of an officer’s certificate from Parsley to that effect; and

•

performance of, or compliance with, in all material respects, all covenants and obligations required to be performed or complied with pursuant to the merger agreement by Parsley and Parsley LLC at or prior to the effective time, and Pioneer’s receipt of an officer’s certificate from Parsley to that effect.

The obligations of Parsley and Parsley LLC to effect the mergers are also subject to the satisfaction, or waiver by Parsley, at or prior to the effective time of the following additional conditions:

•

the accuracy of the representations and warranties of Pioneer, Merger Sub Inc., Merger Sub LLC and Opco Merger Sub set forth in the merger agreement, subject to the materiality standards set forth in the merger agreement, as of the date of the merger agreement and as of the closing date (except to the extent such representations and warranties speak as of a specified date, in which case such representations and warranties will be true and correct as of such date), and Parsley’s receipt of an officer’s certificate from Pioneer to that effect;

•

performance of, or compliance with, in all material respects, all covenants and obligations required to be performed or complied with pursuant to the merger agreement by Pioneer, Merger Sub Inc., Merger Sub LLC and Opco Merger Sub at or prior to the effective time, and Parsley’s receipt of an officer’s certificate from Pioneer to that effect; and

•

receipt of an opinion from Vinson & Elkins, counsel to Parsley, or another nationally recognized law firm reasonably satisfactory to Parsley, dated as of the closing date, to the effect that the integrated mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

The parties cannot provide assurance as to when or if all of the conditions to the mergers can or will be satisfied or waived by the appropriate party. As of the date of this joint proxy statement/prospectus, the parties have no reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreement

Pioneer and Parsley may mutually agree in writing to terminate the merger agreement before consummating the mergers, even after approval of the Pioneer stock issuance proposal by the Pioneer stockholders and the Parsley merger proposal by the Parsley stockholders have been obtained.

In addition, either Pioneer or Parsley may terminate the merger agreement if:

•

the mergers have not been consummated on or before the outside date; provided that the right to terminate the merger agreement as described in this bullet shall not be available to any party whose failure to fulfill in any material respect any of its obligations under the merger agreement has been the proximate cause of, or proximately resulted in, the failure of the mergers to be consummated by the outside date;

•

any court of competent jurisdiction or other governmental entity shall have issued any judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the merger agreement, and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, that the party seeking to terminate the merger agreement as described in this bullet shall have used its reasonable best efforts to contest, appeal and remove such judgment, order, injunction, rule, decree, ruling or other action in accordance with the terms of the merger agreement;

•

the approval of the Parsley merger proposal by the Parsley stockholders shall not have been obtained at the Parsley special meeting duly convened for such purpose or at any adjournment or postponement thereof at which a vote on the Parsley merger proposal was taken;

•

the approval of the Pioneer stock issuance proposal by the Pioneer stockholders shall not have been obtained at the Pioneer special meeting duly convened for such purpose, or at any adjournment or postponement thereof at which a vote on the Pioneer stock issuance proposal was taken; or

•	the other party has breached or failed to perform any representation, warranty, covenant or other agreement contained in the merger agreement (other than the “no solicitation” and stockholder meeting covenants), or if any representation or warranty of the other party shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the effective time, would result in a terminable breach; provided, that the terminating party is not then in terminable breach of any covenant or agreement contained in the merger agreement.

In addition, the merger agreement may be terminated under the following circumstances:

•

by Pioneer, prior to, but not after, the time the Parsley stockholders approve the Parsley merger proposal, if (i) the Parsley board has effected a Parsley adverse recommendation change, (ii) in the case of a Parsley acquisition proposal structured as a tender offer or exchange offer, Parsley has, within 10 business days of the tender or exchange offer having been commenced, failed to publicly recommend against such tender or exchange offer, (iii) upon a request to do so by Pioneer, Parsley has failed to publicly reaffirm its recommendation of the mergers within 10 business days after the date any Parsley acquisition proposal is first publicly announced, distributed or disseminated to Parsley stockholders or (iv) the Parsley board or a director or executive officer of Parsley has, or has caused Parsley to have, breached or failed to perform any obligation set forth in the “no solicitation” or stockholder meeting covenants of the merger agreement in any material respect;

•

by Parsley, prior to, but not after, the time the Pioneer stockholders approve the Pioneer stock issuance proposal, if (i) the Pioneer board has effected a Pioneer adverse recommendation change, (ii) in the case of a Pioneer acquisition proposal structured as a tender offer or exchange offer, Pioneer has, within 10 business days of the tender or exchange offer having been commenced, failed to publicly recommend against such tender or exchange offer, (iii) upon a request to do so by Parsley, Pioneer has failed to publicly reaffirm its recommendation of the stock issuance within 10 business days after the date any Pioneer acquisition proposal is first publicly announced, distributed or disseminated to Pioneer stockholders or (iv) the Pioneer board or a director or executive officer of Pioneer has, or has caused Pioneer to have, breached or failed to perform any obligation set forth in the “no solicitation” or stockholder meeting covenants of the merger agreement in any material respect; or

•

by Parsley, prior to, but not after, the time the Parsley stockholders approve the Parsley merger proposal, in order to enter into a definitive agreement with respect to a superior proposal; provided that Parsley shall have contemporaneously with such termination tendered payment to Pioneer of the Parsley termination fee in accordance with the terms of the merger agreement.

If the merger agreement is validly terminated, there will be no liability or obligation on the part of Pioneer or Parsley, except that (1) both Pioneer and Parsley will remain liable for fraud or any willful and material breach of any covenant or agreement, in which case the non-breaching party will be entitled to all rights and remedies available at law or in equity, and (2) Pioneer or Parsley may be required to pay a termination fee (as described below) and/or reimburse certain expenses of the other party.

Termination Fees and Expense Reimbursement

If the merger agreement is terminated:

•

(i) (A) by either party because the Pioneer stockholder approval is not obtained and on or before the date of any such termination a Pioneer acquisition proposal is made directly to Pioneer stockholders or is otherwise publicly disclosed and not withdrawn at least seven business days prior to the Pioneer special meeting, or (B) by either party following the outside date or by Parsley due to a terminable breach by Pioneer and, in either case, on or before the date of any such termination a Pioneer acquisition proposal is made directly to Pioneer stockholders or is otherwise publicly disclosed and not withdrawn at least seven business days prior to the Pioneer special meeting or is otherwise communicated to Pioneer senior management or the Pioneer board and (ii) within 12 months after the date of such termination, Pioneer enters into an agreement with respect to a Pioneer acquisition proposal (or recommends or submits a Pioneer acquisition proposal to the Pioneer stockholders for adoption) or consummates a transaction in respect to any Pioneer acquisition proposal (although for purposes of this clause (ii), each reference to “20% or more” in the definition of “acquisition proposal” shall be deemed to be a reference to “50% or more”), then Pioneer will be required to pay Parsley a termination fee of $270,000,000 (less the amount of any expense reimbursement fee previously paid to Parsley as described below) (such fee being referred to as the “Pioneer termination fee”) on the earliest of the execution of a definitive agreement with respect to, submission to the Pioneer stockholders of, or the consummation of, any transaction contemplated by an acquisition proposal;

•

by Parsley following a Pioneer adverse recommendation change or related events or a breach by Pioneer of the “no solicitation” or stockholder meeting covenants in any material respect, then Pioneer will be required to pay Parsley the Pioneer termination fee as promptly as reasonably practicable after, and in any event within two business days of, such termination;

•

(i) (A) by either party because the Parsley stockholder approval is not obtained and on or before the date of any such termination a Parsley acquisition proposal is made directly to Parsley stockholders or is otherwise publicly disclosed and not withdrawn at least seven business days prior to the Parsley special meeting, or (B) by either party following the outside date or by Pioneer due to a terminable breach by Parsley and, in either case, on or before the date of any such termination a Parsley acquisition proposal is made directly to Parsley stockholders or is otherwise publicly disclosed and not withdrawn at least seven business days prior to the Pioneer special meeting or is otherwise communicated to Parsley senior management or the Parsley board and (ii) within 12 months after the date of such termination, Parsley enters into an agreement with respect to a Parsley acquisition proposal (or recommends or submits a Parsley acquisition proposal to the Parsley stockholders for adoption) or consummates a transaction in respect to any Parsley acquisition proposal (although for purposes of this clause (ii), each reference to “20% or more” in the definition of “acquisition proposal” shall be deemed to be a reference to “50% or more”), then Parsley will be required to pay Pioneer a termination fee of $135,000,000 (less the amount of any expense reimbursement fee previously paid to Pioneer) (such fee being referred to as the “Parsley termination fee”) on the earliest of the execution of a definitive agreement with respect to, submission to the Parsley stockholders of, or the consummation of, any transaction contemplated by an acquisition proposal;

•

by Pioneer following a Parsley adverse recommendation change or related events or a breach by Parsley of the “no solicitation” or stockholder meeting covenants in any material respect, then Parsley will be required to pay Pioneer the Parsley termination fee as promptly as reasonably practicable after, and in any event within two business days of, such termination;

•

by Parsley prior to, but not after, the time the Parsley stockholders approve the Parsley merger proposal, in order to enter into a definitive agreement with respect to a superior proposal, then Parsley will be required to pay Pioneer the Parsley termination fee concurrently with, and as a condition to, such termination;

•

by either party as a result of the failure to obtain the Pioneer stockholder approval, then Pioneer will be required to pay Parsley an expense reimbursement fee of $90,000,000 within two business days of such termination; or

•

by either party as a result of the failure to obtain the Parsley stockholder approval, then Parsley will be required to pay Pioneer an expense reimbursement fee of $45,000,000 within two business days of such termination.

In no event will either party be required to pay a termination fee on more than one occasion. If either party pays a termination fee, the amount of such fee will be reduced by the amount of any expense reimbursement fee previously paid by such party.

Amendments and Waivers

The merger agreement may be amended, modified or supplemented by the parties in writing, and any provision of the merger agreement may be waived in writing by any party, in each case at any time prior to the effective time, except that any amendment or waiver that requires further approval or adoption by Pioneer or Parsley stockholders may not be made without such further approval or adoption.

Specific Performance

In addition to any other remedy that may be available to each party prior to the termination of the merger agreement, each of the parties will be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement.

Governing Law

The merger agreement is governed by, and will be construed in accordance with, the laws of the State of Delaware, without regard to the conflicts of law principles thereof.

INFORMATION ABOUT PIONEER

Pioneer is a large independent oil and gas exploration and production company that explores for, develops and produces oil, NGL and gas in the Permian Basin in West Texas. Pioneer is a Delaware corporation, with principal executive offices located at 777 Hidden Ridge, Irving, Texas, 75038. Its telephone number at that address is (972) 444-9001. Pioneer also maintains an office in Midland, Texas and field offices in its area of operation. Pioneer common stock has been listed and traded on the NYSE under the symbol “PXD” since its formation in 1997. Additional information about Pioneer and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

INFORMATION ABOUT PARSLEY

Parsley is an independent oil and natural gas company focused on the acquisition, development, exploration and production of unconventional oil and natural gas properties in the Permian Basin. The Permian Basin is located in west Texas and southeastern New Mexico and is characterized by high oil and liquids-rich natural gas content, multiple vertical and horizontal target horizons, extensive production histories, long-lived reserves and historically high drilling success rates. Parsley’s properties are located in two sub areas of the Permian Basin, the Midland and Delaware Basins, where, given the associated returns, it focuses predominantly on horizontal development drilling.

Parsley is a Delaware corporation with principal executive offices located at 303 Colorado Street, Austin, Texas 78701. Its telephone number at that address is (737) 704-2300. Parsley Class A common stock is listed on the NYSE under the symbol “PE”. Additional information about Parsley and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Parsley LLC is a Delaware limited liability company and majority-owned subsidiary of Parsley. Parsley’s sole material asset as of September 30, 2020 consisted of 378,610,172 Parsley LLC units and Parsley, as the sole managing member of Parsley LLC, holds a controlling equity interest in Parsley LLC and manages the business and affairs of Parsley LLC and its subsidiaries.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following pro forma financial statements combine the historical financial statements of Pioneer and Parsley using the following information, which has been incorporated by reference into this joint proxy statement/prospectus: (i) Pioneer’s and Parsley’s audited consolidated financial statements for the year ended December 31, 2019, (ii) Pioneer’s and Parsley’s unaudited consolidated financial statements as of and for the nine months ended September 30, 2020 and (iii) Parsley’s pro forma financial information for the year ended December 31, 2019, giving effect to its acquisition of Jagged Peak, as disclosed in Parsley’s Current Report on Form 8-K filed with the SEC on April 10, 2020. The proposed mergers will be accounted for using the acquisition method of accounting, under which Pioneer will record assets acquired and liabilities assumed at their respective fair values as of the closing date. Certain of Parsley’s historical amounts have been reclassified to conform to Pioneer’s financial statement presentation.

The pro forma financial statements have been prepared to reflect the transaction accounting adjustments to Pioneer’s historical consolidated financial information in order to account for the acquisition. The unaudited pro forma condensed combined balance sheet as of September 30, 2020 gives effect to the mergers as if they had been completed on September 30, 2020. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2019 and the nine months ended September 30, 2020 give effect to the mergers and, in the case of the year ended December 31, 2019, Parsley’s acquisition of Jagged Peak, in each case as if they had been completed on January 1, 2019.

The pro forma financial statements reflect the following merger-related pro forma adjustments, based on available information and certain assumptions that Pioneer believes are reasonable:

•

the mergers, which will be accounted for as a business combination using the acquisition method of accounting, with Pioneer identified as the acquirer, and the issuance of shares of Pioneer common stock as merger consideration;

•

each eligible share of Parsley Class A common stock and each eligible Parsley LLC unit will be converted automatically into the right to receive 0.1252 shares of Pioneer common stock, in accordance with the terms of the merger agreement;

•

the conversion of unvested Parsley time-based restricted stock unit awards into Pioneer time-based restricted stock unit awards, the conversion of unvested Parsley time-based restricted stock awards into Pioneer time-based restricted stock awards and the settlement of vested Parsley time-based restricted stock unit awards, vested Parsley time-based restricted stock awards and vested and unvested Parsley performance-based restricted stock unit awards and performance-based restricted stock unit awards through the issuance of shares of Pioneer common stock, in each case, in accordance with the merger agreement, as described in the section titled “The Merger Agreement—Treatment of Parsley Equity-Based Awards”;

•	the assumption of liabilities for merger-related expenses; and

•	the recognition of the estimated tax impact of the pro forma adjustments.

Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the pro forma financial statements. In Pioneer’s opinion, all adjustments that are necessary to present fairly the pro forma information have been made.

As of the date of this joint proxy statement/prospectus, Pioneer has not completed the detailed valuation study necessary to arrive at the required final estimates of the fair value of the assets to be acquired and the liabilities to be assumed and the related allocations of purchase price, nor has it identified all adjustments necessary to conform Parsley’s accounting policies to Pioneer’s accounting policies. A final determination of the fair value of Parsley’s assets and liabilities will be based on the actual assets and liabilities of Parsley that exist as of the closing date and, therefore, cannot be made prior to the completion of the mergers. In addition, the value of the consideration to be paid by Pioneer upon the consummation of the mergers will be determined based on the closing price of Pioneer common stock on the closing date. The pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The final purchase price allocation may be materially different than that reflected in the pro forma purchase price allocation presented herein.

The pro forma financial statements are provided for illustrative purposes only and are not intended to represent what Pioneer’s financial position or results of operations would have been had the mergers actually been consummated on the assumed dates nor do they purport to project the future operating results or the financial position of the combined company following the mergers. The pro forma financial statements do not reflect future events that may occur after the mergers, including, but not limited to, the anticipated realization of savings from potential operating efficiencies, asset dispositions, cost savings, or economies of scale that the combined company may achieve with respect to the combined operations. Specifically, the pro forma statements of operations do not include projected synergies expected to be achieved as a result of the mergers, which are described in the section titled “The Mergers—Recommendation of the Pioneer Board and Reasons for the Mergers,” and any associated costs that may be incurred to achieve the identified synergies. Additionally, Pioneer cannot assure that it will not incur charges in excess of those included in the pro forma total consideration related to the mergers or that Pioneer’s efforts to achieve the estimated synergies and integrate the operations of the companies will be successful. The pro forma statements of operations also exclude the costs associated with any restructuring, integration activities, and asset dispositions that may result from the mergers. Further, the pro forma financial statements do not reflect the effect of any regulatory actions that may impact the results of the combined company following the mergers.

The pro forma financial statements should be read in conjunction with the separate historical consolidated financial statements and related notes of each of Pioneer and Parsley included elsewhere in this proxy statement/prospectus and incorporated herein. For more information, see the sections titled “Selected Historical Consolidated Financial Data of Pioneer,” “Selected Historical Consolidated Financial Data of Parsley,” and “Where You Can Find More Information” and the risk factors described in the section titled “Risk Factors.”

PIONEER NATURAL RESOURCES COMPANY

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2020

(in millions)

	Pioneer Historical	Parsley Historical, As Adjusted (Note 4)	Transaction Accounting Adjustments			Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$1,325	$5	$—			$1,330
Restricted cash	66	—	—			66
Accounts receivable:
Trade, net	662	173	—			835
Income taxes receivable	22	—	—			22
Inventories	191	15	—			206
Derivatives	49	81	—			130
Investment in affiliate	67	—	—			67
Other	38	11	—			49

Total current assets	2,420	285	—			2,705

Oil and gas properties, using the successful efforts method of accounting:
Proved properties	23,498	4,565	223	(a	)	28,286
Unproved properties	572	2,968	(130)	(a	)	3,410
Accumulated depletion, depreciation and amortization	(9,719)	(250)	250	(a	)	(9,719)

Total oil and gas properties, net	14,351	7,283	343			21,977

Other property and equipment, net	1,603	181	(12)	(a	)	1,772
Operating lease right-of-use assets	198	86	—			284
Derivatives	—	3	—			3
Goodwill	261	—	—			261
Other assets	144	—	—			144

	$18,977	$7,838	$331			$27,146

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable:
Trade	$871	$404	$90	(b	)	$1,365
Due to affiliates	137	11	157	(c	)	305
Interest payable	17	42	—			59
Income taxes payable	2	—	—			2
Current portion of long-term debt	140	—	—			140
Derivatives	51	107	—			158
Operating leases	99	40	—			139
Other	371	4	—			375

Total current liabilities	1,688	608	247			2,543

Long-term debt	3,148	2,989	(31)	(d	)	6,106
Derivatives	14	25	—			39
Deferred income taxes	1,406	9	(388)	(e	)	1,027
Operating leases	113	50	—			163
Other liabilities	954	30	5	(f	)	989
Equity:
Common stock	2	4	(3)	(g	)	3
Additional paid-in capital	9,305	6,971	(2,257)	(g	)	14,019
Treasury stock	(1,235)	(11)	11	(g	)	(1,235)
Retained earnings	3,582	(3,148)	3,058	(g	), (b)	3,492

Total equity attributable to common stockholders	11,654	3,816	809			16,279
Noncontrolling interest in consolidated subsidiaries	—	311	(311)	(g	)	—

Total equity	11,654	4,127	498			16,279

Commitments and contingencies

	$18,977	$7,838	$331			$27,146

PIONEER NATURAL RESOURCES COMPANY

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2020

(in millions, except per share data)

	Pioneer Historical	Parsley Historical, As Adjusted (Note 4)	Transaction Accounting Adjustments			Pro Forma Combined
Revenues and other income:
Oil and gas	$2,617	$1,222	$—			$3,839
Sales of purchased oil and gas	2,391	—	—			2,391
Interest and other income (loss), net	(145)	70	—			(75)
Derivative gain (loss), net	60	179	—			239
Gain (loss) on disposition of assets, net	7	—	—			7

	4,930	1,471	—			6,401

Costs and expenses:
Oil and gas production	506	232	—			738
Production and ad valorem taxes	182	92	—			274
Depletion, depreciation and amortization	1,243	530	(117)	(h	)	1,656
Purchased oil and gas	2,598	—	—			2,598
Impairment of oil and gas properties	—	4,374	—			4,374
Exploration and abandonments	35	572	—			607
General and administrative	180	106	—			286
Accretion of discount on asset retirement obligations	7	1	—			8
Interest	94	123	(5)	(i	)	212
Other	273	116	—			389

	5,118	6,146	(122)			11,142

Income (loss) before income taxes	(188)	(4,675)	122			(4,741)
Income tax benefit (provision)	18	574	(26)	(e	)	566

Net income (loss)	(170)	(4,101)	96			(4,175)
Net (income) loss attributable to noncontrolling interests	—	400	(400)	(j	)	—

Net loss attributable to common stockholders	$(170)	$(3,701)	$(304)			$(4,175)

Basic and diluted net loss per share attributable to common stockholders (k)	$(1.03)					$(19.24)
Basic and diluted weighted average shares outstanding (k)	165		52 (l)			217

PIONEER NATURAL RESOURCES COMPANY

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2019

(in millions, except per share data)

	Pioneer Historical	Parsley Pro Forma As Adjusted (Note 4)	Transaction Accounting Adjustments			Pro Forma Combined
Revenues and other income:
Oil and gas	$4,916	$2,544	$—			$7,460
Sales of purchased oil and gas	4,755	—	—			4,755
Interest and other income, net	76	4	—			80
Derivative gain (loss), net	34	(274)	—			(240)
Gain (loss) on disposition of assets, net	(477)	2	—			(475)

	9,304	2,276	—			11,580

Costs and expenses:
Oil and gas production	874	284	—			1,158
Production and ad valorem taxes	299	170	—			469
Depletion, depreciation and amortization	1,711	947	(314)	(h	)	2,344
Purchased oil and gas	4,472	—	—			4,472
Impairment of oil and gas properties	—	47	—			47
Exploration and abandonments	58	100	—			158
General and administrative	324	210	—			534
Accretion of discount on asset retirement obligations	10	2	—			12
Interest	121	171	(38)	(i	)	254
Other	448	29	106	(b	)	583

	8,317	1,960	(246)			10,031

Income before income taxes	987	316	246			1,549
Income tax provision	(231)	(74)	(53)	(e	)	(358)

Net income	756	242	193			1,191
Net (income) loss attributable to noncontrolling interests	—	(31)	31	(j	)	—

Net income attributable to common stockholders	$756	$211	$224			$1,191

Basic and diluted net income per share attributable to common stockholders (k)	$4.50					$5.44
Basic and diluted weighted average shares outstanding (k)	167		52 (l)			219

NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

NOTE 1. Basis of Presentation

The accompanying pro forma financial statements were prepared in accordance with Article 11 of Regulation S-X, as amended for SEC Final Rule, Amendments to Financial Disclosures about Acquired and Disposed Businesses, release number 33-10786 dated May 20, 2020 (“Article 11”), using the acquisition method of accounting under GAAP and are based on the historical consolidated and combined financial information of Pioneer and Parsley. Certain transaction accounting adjustments have been made in order to show the effects of the acquisition on the combined historical financial information of Pioneer and Parsley. The pro forma adjustments are preliminary and based on estimates of the purchase consideration and estimates of fair value and useful lives of the assets acquired and liabilities assumed.

The pro forma financial statements combine the historical financial statements of Pioneer and Parsley using the following information, which has been incorporated by reference into this joint proxy statement/prospectus: (i) Pioneer’s and Parsley’s audited consolidated financial statements for the year ended December 31, 2019, (ii) Pioneer’s and Parsley’s unaudited consolidated financial statements as of and for the nine months ended September 30, 2020 and (iii) Parsley’s pro forma financial information for the year ended December 31, 2019, giving effect to its acquisition of Jagged Peak, as disclosed in Parsley’s Current Report on Form 8-K that was filed with the SEC on April 10, 2020.

The pro forma combined balance sheet as of September 30, 2020 gives effect to the mergers as if they had been completed on September 30, 2020. The pro forma combined statements of operations for the year ended December 31, 2019 and the nine months ended September 30, 2020 give effect to the mergers and, in the case of the year ended December 31, 2019, Parsley’s acquisition of Jagged Peak, in each case as if they had been completed on January 1, 2019.

NOTE 2. Estimated Purchase Price Allocation

The mergers will be accounted for using the acquisition method of accounting for business combinations. The allocation of the preliminary estimated purchase price is based upon Pioneer management’s estimates of and assumptions related to the fair value of assets to be acquired and liabilities to be assumed as of September 30, 2020, using currently available information. Because the pro forma financial statements have been prepared based on these preliminary estimates, the final purchase price allocation and the resulting effect on Pioneer’s financial position and results of operations may materially differ from the pro forma amounts included in this joint proxy statement/prospectus. Pioneer expects to finalize its allocation of the purchase price as soon as practicable after completion of the proposed mergers.

The preliminary purchase price allocation is subject to change as a result of several factors, including but not limited to:

•

Changes in the estimated fair value of the shares of Pioneer common stock issued as merger consideration to Parsley Class A stockholders and Parsley LLC unitholders, based on the share price of Pioneer common stock as of the closing date;

•

Changes in the estimated fair value of Parsley’s assets acquired and liabilities assumed as of the closing date, which could result from changes in future oil, NGL and gas commodity prices, reserve estimates, asset evaluations, interest rates, discount rates and other factors;

•	the tax basis of Parsley’s assets and liabilities as of the closing date; and

•	certain of the risk factors described in the section titled “Risk Factors”.

Based upon the preliminary merger consideration to be transferred, the fair value of the assets acquired and liabilities assumed is expected to be recorded as follows (shown in millions, except exchange ratio and per share data):

Consideration transferred:
Parsley Class A common stock outstanding on September 30, 2020	379
Parsley LLC units outstanding on September 30, 2020	34
Parsley stock-based awards converted or settled as part of the mergers	3

Total shares/units convertible to or settled in Pioneer common stock	416
Exchange ratio	0.1252

Shares of Pioneer common stock to be issued	52
NYSE closing price per share of Pioneer common stock on November 13, 2020	$90.67

Fair value of Pioneer common stock to be issued as consideration	$4,715
Fair value of assets acquired:
Cash and cash equivalents	$5
Accounts receivable	173
Derivatives	84
Proved properties	4,788
Unproved properties	2,838
Other property and equipment, net	169
Operating lease right-of-use assets	86
Other assets	26
Deferred income taxes	379

Total assets acquired	$8,548
Fair value of liabilities assumed:
Accounts payable	$572
Interest payable	42
Derivatives	132
Operating leases	90
Long-term debt	2,958
Other liabilities	39

Total liabilities assumed	$3,833

Assets acquired and liabilities assumed	$4,715

Under the merger agreement, each Parsley Class A stockholder and Parsley LLC unitholder will be entitled to receive 0.1252 shares of Pioneer common stock for, as applicable, (i) each eligible share of Parsley Class A common stock, (ii) each eligible Parsley LLC unit and (iii) each Parsley equity award converted or settled as part of the mergers. The integrated mergers are intended to be non-taxable to Parsley’s Class A stockholders, and Parsley’s tax basis in Parsley LLC units will carry over to Pioneer. The exchange of Parsley LLC units for shares of Pioneer common stock (and cash in lieu of fractional shares of Pioneer common stock, if any), however, is intended to be a taxable event for Parsley LLC unitholders, even though Parsley LLC unitholders will receive no cash consideration (other than any cash received in lieu of fractional shares of Pioneer common stock), and will result in an increase in the tax basis of the assets of Parsley LLC.

From October 19, 2020, the last trading date before market rumors were reported regarding a potential combination of Pioneer and Parsley, to November 13, 2020, the preliminary value of Parsley’s merger consideration increased by approximately $188 million, as a result of the increase in the share price of Pioneer common stock from $87.05 to $90.67. The final value of Pioneer’s merger consideration will be determined based on the actual number of shares of Pioneer common stock issued to Parsley Class A stockholders and Parsley LLC unitholders and issuable in connection with the conversion or settlement of Parsley’s equity awards, and the market price of Pioneer common stock on the closing date. A 10% increase or decrease in the closing share price of Pioneer common stock, as compared to the November 13, 2020 closing price of $90.67, would increase or decrease the purchase price by approximately $470 million, assuming all other factors are held constant.

NOTE 3. Pro Forma Adjustments

Adjustments included in the columns labeled “Transaction Accounting Adjustments” in the pro forma financial statements are as follows:

(a) Reflects a preliminary purchase price allocation adjustment resulting in (i) an increase to Parsley’s proved oil and gas properties to record the properties at their estimated fair value, (ii) the elimination of Parsley’s historical accumulated depletion, depreciation and amortization (“DD&A”) balances, (iii) a decrease to Parsley’s unproved oil and gas properties to record these future drilling locations at their estimated fair value and (iv) a decrease to the value of other property and equipment to record these assets at their estimated fair value.

(b) Represents estimated nonrecurring transaction costs of approximately $90 million that are expected to be incurred by Pioneer and Parsley, including advisory, legal, regulatory, accounting, valuation and other professional fees that are not capitalized as part of the mergers. These transaction costs are based on preliminary estimates and the final amounts and the resulting effect on Pioneer’s financial position and results of operations may differ significantly. The pro forma combined statement of operations for the year ended 2019 includes a $16 million adjustment to include nonrecurring acquisition costs incurred by Parsley to acquire Jagged Peak to adjust Parsley’s previously reported unaudited condensed combined pro forma statement of operations for the year ended December 31, 2019 to the presentation of Pioneer’s pro forma statement of operations under Article 11. The Parsley transaction costs related to the Jagged Peak acquisition were paid prior to September 30, 2020 and therefore are not included in Accounts Payable in the Unaudited Pro Forma Condensed Combined Balance Sheet.

(c) Reflects a preliminary purchase price allocation adjustment to record the fair value of the TRA termination payments, which is an obligation associated with the tax receivable agreement that becomes payable to the TRA holders at the closing of the mergers. Please see “The Mergers—Interests of Certain Parsley Directors and Executive Officers in the Mergers—Taxable Status of Opco Merger for Parsley LLC Unitholders and Rights of Certain Parsley LLC Unitholders under the Tax Receivable Agreement.”

(d) Reflects a preliminary purchase price allocation adjustment to record Parsley’s outstanding long-term debt at its fair value.

(e) Reflects an adjustment to deferred income taxes to record the estimated deferred income tax effects of combining Pioneer’s and Parsley’s operations. The deferred tax adjustment assumes a forecasted blended Parsley statutory tax rate of 21.6%. The pro forma income tax adjustments included in the pro forma statements of operations for the periods ended September 30, 2020 and December 31, 2019 reflect the income tax effects of the transaction accounting adjustments presented. Because the tax rates used for these pro forma financial statements are an estimate, the blended rate will likely vary from the actual effective rate in periods subsequent to completion of the mergers.

(f) Reflects a preliminary purchase price allocation adjustment to record the estimated fair value of the assumed Parsley asset retirement obligations.

(g) Reflects a preliminary purchase price allocation adjustment to eliminate Parsley historical equity balances in accordance with the acquisition method of accounting. The adjustment to noncontrolling interests reflects the elimination of the noncontrolling interest of the membership interests of Parsley LLC unitholders who will be entitled to receive 0.1252 shares of Pioneer common stock for each Parsley LLC unit. The impact of pro forma merger adjustments on total equity are summarized below (shown in millions):

	Elimination of Parsley’s Historical Equity	Issuance of Pioneer Common Stock	Pro Forma Equity Adjustments
Common stock	$(4)	$1	$(3)
Additional paid in capital	(6,971)	4,714	(2,257)
Treasury stock	11	—	11
Retained earnings	3,148	—	3,148

Total stockholder’s equity	(3,816)	4,715	899
Noncontrolling interests	(311)	—	(311)

Total equity	$(4,127)	$4,715	$588

(h) Reflects the pro forma DD&A expense based on the preliminary purchase price allocation. DD&A for oil and gas properties was calculated in accordance with the successful efforts method of accounting for oil and gas properties using the combined companies estimated proved reserves. DD&A expense for other property and equipment was based on the estimated useful lives of the assets.

(i) Reflects the impact of the amortization of the debt discount resulting from the preliminary purchase price allocation adjustment to record Parsley’s outstanding debt at fair value.

(j) Reflects the elimination of the noncontrolling interest attributable to the membership interests of Parsley LLC unitholders. Each Parsley LLC unitholder will be entitled to receive 0.1252 shares of Pioneer common stock for each Parsley LLC unit owned.

(k) The pro forma merger adjustments on Pioneer common stock and basic and diluted earnings per share are summarized below:

	Nine Months Ended September 30, 2020	Year Ended December 31, 2019
Numerator
Basic and diluted combined pro forma net income (loss) attributable to Pioneer common stockholders	$(4,175)	$1,191
Denominator
Historical basic and diluted weighted average Pioneer shares outstanding	165	167
Shares of Pioneer common stock to be issued	52	52

Pro forma basic and diluted weighted average Pioneer shares outstanding	217	219
Pro forma basic and diluted net income (loss) per share attributable to common Pioneer stockholders	$(19.24)	$5.44

(l) Represents the approximate number of shares of Pioneer common stock that are to be issued as merger consideration in exchange for Parsley Class A common stock and Parsley LLC units.

NOTE 4. Parsley Historical Financial Statement Presentation

Certain reclassifications and accounting policy adjustments have been made to the historical presentation of Parsley to conform to the financial statement presentation of Pioneer as follows:

PARSLEY ENERGY INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA BALANCE SHEET

AS OF SEPTEMBER 30, 2020

(in millions)

	Parsley Historical	Reclassification Adjustments	Parsley Historical, As Adjusted
ASSETS
Current assets:
Cash and cash equivalents	$5	$—	$5
Accounts receivable:
Trade, net	—	173	173
Joint interest owners and other	31	(31)	—
Oil, natural gas and NGL	142	(142)	—
Inventories	—	15	15
Derivatives	81	—	81
Other	11	—	11

Total current assets	270	15	285

Oil and gas properties, using the successful efforts method of accounting:
Oil and natural gas properties, successful efforts method	7,533	(7,533)	—
Proved properties	—	4,565	4,565
Unproved properties	—	2,968	2,968
Accumulated depletion, depreciation and amortization	(250)	—	(250)

Total oil and gas properties, net	7,283	—	7,283

Other property and equipment, net	196	(15)	181
Operating lease right-of-use assets	86	—	86
Derivatives	3	—	3
Other assets	7	(7)	—

	$7,845	$(7)	$7,838

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable:
Accounts payable and accrued expenses	$280	$(280)	$—
Trade	—	404	404
Due to affiliates	—	11	11
Interest payable	—	42	42
Derivatives	107	—	107
Revenue and severance taxes payable	177	(177)	—
Operating leases	40		40
Other	4	—	4

Total current liabilities	608	—	608

Long-term debt	2,996	(7)	2,989
Derivatives	25	—	25
Deferred income taxes	9	—	9
Operating leases	50	—	50
Financing lease liabilities	2	(2)	—
Asset retirement obligations	28	(28)	—
Other liabilities	—	30	30
Equity:
Common stock:
Common stock	—	4	4
Class A	3	(3)	—
Class B	1	(1)	—
Additional paid-in capital	6,971	—	6,971
Treasury Stock	(11)	—	(11)
Retained earnings	(3,148)	—	(3,148)

Total equity attributable to common stockholders	3,816	—	3,816
Noncontrolling interest in consolidated subsidiaries	311	—	311

Total equity	4,127	—	4,127
Commitments and contingencies

	$7,845	$(7)	$7,838

PARSLEY ENERGY INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2020

(in millions)

	Parsley Historical	Reclassification Adjustments	Parsley Historical, As Adjusted
Revenues and other income:
Oil and gas	$—	$1,222	$1,222
Oil sales	1,089	(1,089)	—
Natural gas sales	36	(36)	—
Natural gas liquids sales	97	(97)	—
Interest and other	10	60	70
Derivative gain (loss), net	—	179	179

	1,232	239	1,471

Costs and expenses:
Oil and gas production	—	232	232
Lease operating expenses	189	(189)	—
Transportation and processing costs	51	(51)	—
Production and ad valorem taxes	92	—	92
Depletion, depreciation and amortization	530	—	530
Impairment of oil and gas properties	4,374	—	4,374
Exploration and abandonments	572	—	572
General and administrative	106	—	106
Accretion of discount on asset retirement obligations	1	—	1
Interest	—	123	123
Other	—	116	116
Acquisition costs	15	(15)	—
Rig termination costs	15	(15)	—
Restructuring and other termination costs	46	(46)	—
Other operating expenses	17	(17)	—

	6,008	138	6,146

Operating Income	(4,776)	101	(4,675)

Other Income (Expense)
Interest expense, net	(123)	123	—
Prepayment premium on extinguishment of debt	(21)	21	—
Derivative income (loss)	179	(179)	—
Change in TRA liability	71	(71)	—
Other income (expense)	(5)	5	—

Total other income (expense), net	101	(101)	—

Loss before income taxes	(4,675)	—	(4,675)
Income tax benefit	574	—	574

Net loss	(4,101)	—	(4,101)
Net loss attributable to noncontrolling interests	400	—	400

Net loss attributable to common stockholders	$(3,701)	$—	$(3,701)

PARSLEY ENERGY INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2019

(in millions)

	Parsley Pro Forma (i)	Reclassification Adjustments	Parsley Pro Forma, As Adjusted
Revenues and other income:
Oil and gas	$—	$2,544	$2,544
Oil sales	2,335	(2,335)	—
Natural gas sales	39	(39)	—
Natural gas liquids sales	170	(170)	—
Interest and other	9	(5)	4
Derivative gain (loss), net	—	(274)	(274)
Gain (loss) on disposition of assets, net	—	2	2

	2,553	(277)	2,276

Costs and expenses:
Oil and gas production	—	284	284
Lease operating expenses	249	(249)	—
Transportation and processing costs	41	(41)	—
Production and ad valorem taxes	170	—	170
Depletion, depreciation and amortization	947	—	947
Impairment of oil and gas properties	47	—	47
Exploration and abandonments	100	—	100
General and administrative	210	—	210
Accretion of discount on asset retirement obligations	2	—	2
Interest	—	171	171
Other	—	29	29
(Gain) loss on sale of property	(2)	2	—
Rig termination costs	13	(13)	—
Restructuring and other termination costs	2	(2)	—
Other operating expenses	12	(12)	—

	1,791	169	1,960

Operating Income	762	(446)	316

Other Income (Expense):
Interest expense, net	(171)	171	—
Derivative income (loss)	(274)	274	—
Interest income	1	(1)	—
Other income (expense)	(2)	2	—

Total other income (expense), net	(446)	446	—

Income before income taxes	316	—	316
Income tax provision	(74)	—	(74)

Net income	242	—	242
Net income attributable to noncontrolling interests	(31)	—	(31)

Net income attributable to common stockholders	$211	$—	$211

(i)

As reported in the Parsley pro forma financial information for the year ended December 31, 2019, as disclosed in Parsley’s Current Report on Form 8-K that was filed with the SEC on April 10, 2020, which is incorporated by reference into this joint proxy statement/prospectus to give effect to Parsley’s acquisition of Jagged Peak.

NOTE 5. Supplemental Pro Forma Oil, NGL and Gas Reserves Information

The following tables present the estimated pro forma combined net proved developed and undeveloped, oil, NGL and gas reserves as of December 31, 2019, along with a summary of changes in quantities of proved reserves during the year ended December 31, 2019. The proved undeveloped reserves of Parsley are based on Parsley’s development plans and reserve estimation methodologies. Because Pioneer will develop such proved undeveloped reserves in accordance with its own development plan and, in the future, will estimate proved undeveloped reserves in accordance with its own methodologies, the estimates presented herein for Parsley may not be representative of Pioneer’s future proved reserve estimates with respect to these properties or the reserve estimates Pioneer would have reported if it had owned such properties as of December 31, 2019. Pioneer is currently undertaking an analysis to further refine the combined company’s pro forma reserve information that has not yet been completed. The preliminary pro forma reserve information set forth below gives effect to the mergers as if they had been completed on January 1, 2019. The Pioneer historical information is based on Pioneer’s consolidated financial statements as of and for the year ended December 31, 2019. The Parsley pro forma information gives effect to its acquisition of Jagged Peak, as disclosed in Parsley’s Current Report on Form 8-K that was filed with the SEC on April 10, 2020. The associated reserves of Jagged Peak included in Parsley’s pro forma reserve estimates as of December 31, 2019 are based on Jagged Peak’s development plans and reserve estimation methodologies. Because Parsley planned to develop such proved undeveloped reserves in accordance with its own development plan and to estimate proved undeveloped reserves in accordance with its own methodologies, the estimates for Jagged Peak included in Parsley’s pro forma reserve estimates as of December 31, 2019 may not be representative of the reserve estimates Parsley would have reported if it had owned such properties as of December 31, 2019.

Oil Reserves (MBbls)	Pioneer Historical	Parsley Pro Forma	Pro Forma Combined
Total Proved Reserves:
Balance, January 1, 2019	565,010	386,150	951,160
Production	(77,509)	(42,612)	(120,121)
Revisions of previous estimates	(30,216)	(47,292)	(77,508)
Extensions and discoveries	167,022	134,123	301,145
Sales of minerals-in-place	(20,603)	(1,651)	(22,254)
Purchases of minerals-in-place	46	414	460

Balance, December 31, 2019	603,750	429,132	1,032,882

Proved Developed Reserves:
Balance, January 1	521,579	225,068	746,647
Balance, December 31	571,293	270,150	841,443
Proved Undeveloped Reserves:
Balance, January 1	43,431	161,082	204,513
Balance, December 31	32,457	158,982	191,439

NGL Reserves (MBbls)	Pioneer Historical	Parsley Pro Forma	Pro Forma Combined
Total Proved Reserves:
Balance, January 1, 2019	240,914	145,700	386,614
Production	(26,398)	(12,929)	(39,327)
Revisions of previous estimates	29,415	(6,510)	22,905
Extensions and discoveries	60,069	41,312	101,381
Sales of minerals-in-place	(22,032)	(793)	(22,825)
Purchases of minerals-in-place	15	114	129

Balance, December 31, 2019	281,983	166,894	448,877

Proved Developed Reserves:
Balance, January 1	219,730	89,554	309,284
Balance, December 31	268,468	108,132	376,600
Proved Undeveloped Reserves:
Balance, January 1	21,184	56,146	77,330
Balance, December 31	13,515	58,762	72,277

Gas Reserves (MMcf)	Pioneer Historical	Parsley Pro Forma	Pro Forma Combined
Total Proved Reserves:
Balance, January 1, 2019	1,458,574	652,552	2,111,126
Production	(145,026)	(61,582)	(206,608)
Revisions of previous estimates	94,767	40,183	134,950
Extensions and discoveries	293,507	175,910	469,417
Sales of minerals-in-place	(202,401)	(4,222)	(206,623)
Purchases of minerals-in-place	92	609	701

Balance, December 31, 2019	1,499,513	803,450	2,302,963

Proved Developed Reserves:
Balance, January 1	1,330,852	408,751	1,739,603
Balance, December 31	1,429,417	530,657	1,960,074
Proved Undeveloped Reserves:
Balance, January 1	127,722	243,801	371,523
Balance, December 31	70,096	272,793	342,889

Total Reserves (MBOE)	Pioneer Historical	Parsley Pro Forma	Pro Forma Combined
Total Proved Reserves:
Balance, January 1, 2019	1,049,020	640,609	1,689,629
Production	(128,078)	(65,805)	(193,883)
Revisions of previous estimates	14,994	(47,106)	(32,112)
Extensions and discoveries	276,009	204,754	480,763
Sales of minerals-in-place	(76,369)	(3,148)	(79,517)
Purchases of minerals-in-place	76	630	706

Balance, December 31, 2019	1,135,652	729,934	1,865,586

Proved Developed Reserves:
Balance, January 1	963,118	382,747	1,345,865
Balance, December 31	1,077,997	466,725	1,544,722
Proved Undeveloped Reserves:
Balance, January 1	85,902	257,862	343,764
Balance, December 31	57,655	263,209	320,864

Standardized measure of discounted future net cash flows

The following table presents the estimated pro forma standardized measure of discounted future net cash flows (the “pro forma standardized measure”) at December 31, 2019. The pro forma standardized measure information set forth below gives effect to the mergers as if they had been completed on January 1, 2019. The disclosures below were determined by referencing the “Standardized Measure of Discounted Future Net Cash Flows” reported in the notes to the consolidated financial statements of Pioneer contained in the Pioneer 2019 Annual Report on Form 10-K and the unaudited pro forma combined financial information of Parsley as of and for the year ended December 31, 2019, adjusted for Parsley’s acquisition of Jagged Peak on January 10, 2020, as reflected in its Current Report on Form 8-K that was filed with the SEC on April 10, 2020, which is incorporated by reference into this joint proxy statement/prospectus. An explanation of the underlying methodology applied, as required by SEC regulations, can be found within the aforementioned notes to the consolidated financial statements of Pioneer, the pro forma combined financial information of Parsley and other documents that have been incorporated by reference. The calculations assume the continuation of existing economic, operating and contractual conditions at December 31, 2019. The Parsley information included in the following tables includes immaterial reclassification adjustments and rounding differences to amounts previously reported to conform to Pioneer’s presentation.

	Pioneer Historical	Parsley Pro Forma	Pro Forma Combined
Oil and gas producing activities:
Future cash inflows	$40,902	$26,015	$66,917
Future development costs	(1,858)	(3,140)	(4,998)
Future production costs	(19,687)	(8,081)	(27,768)
Future income tax expenses	(1,096)	(1,851)	(2,947)
Standardized measure of future net cash flows	18,261	12,942	31,203
Ten percent annual discount factor	(8,527)	(6,617)	(15,144)

Standardized measure of discounted future net cash flows	$9,734	$6,325	$16,059

The following estimated pro forma standardized measure is not necessarily indicative of the results that might have occurred had the mergers been completed on January 1, 2019 and is not intended to be a projection of future results. Future results may vary significantly from the results reflected because of various factors, including certain of those discussed under the heading “Item 1A. Risk Factors” included in the Pioneer 2019 Annual Report on Form 10-K. The pro forma standardized measure of discounted future net cash flows relating to proved oil, NGL and gas reserves as of December 31, 2019 is as follows:

	Pioneer Historical	Parsley Pro Forma	Pro Forma Combined
Oil and gas sales, net of production costs	$(3,569)	$(2,085)	$(5,654)
Revisions of previous estimates:
Net changes in prices and production costs	(2,935)	(2,497)	(5,432)
Changes in future development costs	(454)	108	(346)
Revisions in quantities	(174)	(744)	(918)
Accretion of discount	985	861	1,846
Extensions, discoveries and improved recovery	4,541	2,276	6,817
Development costs incurred during the period	183	675	858
Sales of minerals-in-place	(541)	(21)	(562)
Purchases of minerals-in-place	—	8	8

Change in present value of future net revenues	(1,964)	(1,419)	(3,383)
Net change in present value of future income taxes	365	307	672

	(1,599)	(1,112)	(2,711)
Balance, beginning of year	11,333	7,437	18,770
Balance, end of year	$9,734	$6,325	$16,059

COMPARISON OF EQUITYHOLDER RIGHTS

Parsley Class A stockholders and Parsley LLC unitholders will receive shares of Pioneer common stock in the mergers. Parsley LLC is a Delaware limited liability company subject to the Delaware Limited Liability Company Act (the “DLLCA”). Pioneer and Parsley are both Delaware corporations subject to the DGCL. If the mergers are completed, the rights of Parsley stockholders and Parsley LLC unitholders who become Pioneer stockholders through the receipt of Pioneer common stock and the rights of Pioneer stockholders will be governed by the DGCL, the Pioneer certificate of incorporation and the Pioneer bylaws. The following summary compares the rights of Parsley Class A stockholders and Parsley LLC unitholders to the rights of Pioneer stockholders.

Rights of Parsley LLC Unitholders

Each holder of shares of Parsley Class B common stock holds an equal number of Parsley LLC units. Parsley LLC units are governed by the Parsley LLC agreement. In accordance with the terms of the Parsley LLC agreement, each Parsley LLC unitholder (other than Parsley) generally has the right to exchange his, her or its Parsley LLC units, together with a corresponding number of shares of Parsley Class B common stock, for shares of Parsley Class A common stock at an exchange ratio of one share of Parsley Class A common stock for each Parsley LLC unit exchanged (subject to conversion rate adjustments for stock splits, stock dividends and reclassifications).

Pursuant to the Parsley LLC agreement, Parsley LLC shall be authorized to issue from time to time such number of Parsley LLC units and other equity securities as Parsley, the managing member of Parsley LLC, shall determine. Subject to certain exceptions, if at any time Parsley issues Parsley Class A common stock or any other equity security (other than shares of Parsley Class B common stock), Parsley LLC shall be required to issue one Parsley LLC unit (or such other equity security of Parsley LLC if Parsley issues equity securities other than Parsley Class A common stock) and the net proceeds received by Parsley with respect to the corresponding share of Parsley Class A common stock or other equity security, if any, shall be concurrently transferred to Parsley LLC. Parsley may not redeem, repurchase or otherwise acquire any shares of Parsley Class A common stock unless substantially simultaneously therewith, Parsley LLC redeems, repurchases or otherwise acquires from Parsley an equal number of Parsley LLC units for the same price per security.

No member of Parsley LLC has any voting right except with respect to matters specifically reserved for a member vote under the DLLCA and matters expressly requiring approval of members pursuant to the Parsley LLC agreement.

Parsley is the sole managing member of Parsley LLC. Except as otherwise required by law, (i) Parsley has full and complete charge of all affairs of Parsley LLC, (ii) the management and control of all of Parsley LLC’s business, activities and operations rests exclusively with Parsley and (iii) the members of Parsley LLC other than Parsley do not participate in the control, management, direction or operation of the activities or affairs of Parsley LLC and have no power to act for or bind Parsley LLC. Under the Parsley LLC agreement, Parsley acknowledges that it owes to the members of Parsley LLC the same fiduciary duties it would owe to the stockholders of a Delaware corporation if it were a member of the board of directors of such corporation and the members were stockholders of such corporation. Parsley takes action through the Parsley board, and, as discussed below, the members of the Parsley board owe fiduciary duties to Parsley stockholders.

Comparison of Stockholder Rights

The following summary is not a complete statement of the rights of Pioneer stockholders or Parsley stockholders or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to the DGCL and Pioneer’s and Parsley’s governing corporate documents, which Parsley stockholders should read. For information on how copies of these documents may be obtained, please see “Where You Can Find More Information.”

Pioneer	Parsley

Authorized Capital Stock

Pioneer’s certificate of incorporation authorizes Pioneer to issue 500,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share. As of [        ], 2020, there were [            ] shares of Pioneer common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Parsley’s certificate of incorporation authorizes Parsley to issue 600,000,000 shares of Class A common stock, par value $0.01 per share, 125,000,000 shares of Class B common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. As of [        ], 2020, there were [            ] shares of Parsley Class A common stock issued and outstanding, [            ] shares of Parsley Class B common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Voting Rights

The DGCL provides that each stockholder must be entitled to one vote for each share of capital stock held by such stockholder, unless otherwise provided in a corporation’s certificate of incorporation. Each share of Pioneer common stock and each share of Parsley Class A common stock and Parsley Class B common stock entitles its holder to one vote for each share held of record on each matter submitted to a vote of stockholders. The Parsley stockholders vote together as a single class on all matters.

Subject to the discussions in “—Election of Directors” and “—Amendment of Governing Documents” below, with respect to any matter, other than a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by law or Pioneer’s governing documents, including with respect to the rights of any preferred stock of Pioneer, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at a meeting at which a quorum is present and entitled to vote on the matter will be the act of the stockholders at the stockholders’ meeting.

The voting rights of the holders of any preferred stock of Pioneer designated by the Pioneer board will be determined by the Pioneer board.

Subject to the discussion in “—Election of Directors” below, with respect to any matter, other than a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is provided by law, Parsley’s governing documents or the rules and regulations of the exchange or quotation system on which Parsley’s equity securities are listed or with respect to the rights of any preferred stock of Parsley, the affirmative vote of a majority of the shares present in person or represented by proxy at a meeting at which a quorum is present and entitled to vote on the matter will be the act of the stockholders at the stockholders’ meeting. Parsley’s bylaws provide that, in non-binding advisory matters with more than two possible vote choices, the affirmative vote of a plurality of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter will be the recommendation of the stockholders at the stockholders’ meeting.

The voting rights of the holders of any preferred stock of Parsley designated by the Parsley board will be determined by the Parsley board.

Number of Directors and Size of Board

The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors as fixed by the company’s certificate of incorporation or bylaws.

The Pioneer board currently has 11 members, which will be increased by two members in connection with the consummation of the mergers. Pioneer’s bylaws and certificate of incorporation provide that the number of directors shall not be fewer than three or more than 21. Within the limits specified above, the number of directors may be increased or decreased from time to time by resolution of the Pioneer board, but the number of directors may not be decreased if it would have the effect of shortening the term of an incumbent director.

The Parsley board currently has 11 members. Parsley’s bylaws provide that the number of directors shall be determined by resolution of the board of directors subject to the rights of the holders of any series of preferred stock to elect directors under specified circumstances, but the number of directors may not be decreased if it would have the effect of shortening the term of an incumbent director.

Classified Board/Term of Directors

The DGCL provides that directors of a Delaware corporation may, by the company’s certificate of incorporation or by the company’s bylaws, be divided into one, two or three classes.

Pioneer’s certificate of incorporation provides that all directors are to be elected annually. Each director holds office until the next annual meeting and until his or her successor has been duly elected and qualified, or otherwise until his or her earlier death, disability, resignation, disqualification or removal.

Parsley’s certificate of incorporation divides the Parsley board into three classes, as nearly equal in number as possible, serving staggered three-year terms. Each director holds office until the third annual meeting following his or her election and until his or her successors have been duly elected and qualified, or otherwise until his or her earlier death, disability, resignation, disqualification or removal. Parsley’s certificate of incorporation also provides that the classified board provision may not be amended without the affirmative vote of the holders of 66 2/3% or more of the voting power of Parsley’s capital stock.

Election of Directors

Pioneer’s bylaws provide that in an election of directors at a meeting of stockholders at which a quorum is present, (i) if, as of the 10th day preceding the date Pioneer first distributes proxy materials for such meeting, the number of nominees exceeds the number of directors to be elected (a “contested election”), then the directors will be elected by a plurality of the votes cast by holders of shares entitled to vote in the election of directors at such meeting and (ii) in an election of directors that is not a contested election (an “uncontested election”), directors will be elected by a majority of the votes cast by the holders of shares entitled to vote in the election of directors at such meeting. For purposes of the election of directors, (i) a

Parsley’s bylaws provide that in an election of directors at a meeting of stockholders at which a quorum is present, (i) if the number of nominees exceeds the number of directors to be elected (a “contested election”), the members of the Parsley board that are elected by stockholders will be elected by a plurality of the votes cast and (ii) in an election of directors that is not a contested election (an “uncontested election”), the members of the Parsley board that are elected by stockholders will be elected by a majority of the votes cast by the holders of shares entitled to vote in the election of directors. For purposes of the election of directors, in an uncontested election of directors a “majority of votes majority of the votes cast means that the number of votes cast “for” a director must exceed the number of votes cast “against” that director, and (ii) abstentions and broker nonvotes shall not be counted as votes cast either “for” or “against” any nominee for director. In an uncontested election, stockholders will be given the choice to cast votes “for” or “against” the election of directors. In a contested election, stockholders will be given the choice to cast “for” or “withhold” votes for the election of directors.

Elections of directors need not be by written ballot and there is no cumulative voting for the election of directors.

cast” will mean that the number of shares voted “FOR” a director exceeds the number of votes cast “against” that director.

Elections of directors need not be by written ballot unless the chairman so directs or unless the election is a contested election and there is no cumulative voting for the election of directors.

Removal of Directors

Under Pioneer’s bylaws, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

Under Parsley’s certificate of incorporation, and in accordance with the DGCL, subject to the rights of the holders of any series of preferred stock then outstanding, any director, or the entire Parsley board, may be removed from office at any time only for cause and only by the affirmative vote of the holders of 66 2/3% or more of the voting power of the outstanding shares of Parsley common stock entitled to vote generally in the election of directors.

Vacancies

The DGCL provides that, unless otherwise provided in the certificate of incorporation or bylaws, vacancies and newly created directorships may be filled by a majority vote of the directors then in office, even if the number of directors then in office is less than a quorum.

Under Pioneer’s bylaws, any vacancy on the Pioneer board that results from death, resignation, retirement, disqualification, removal from office or other cause and newly-created directorships resulting from any increase in the number of directors shall be filled by a majority vote of the remaining directors then in office, though less than a quorum, or by the sole remaining director (but not by the common stockholders except as required by law). Any director elected to fill a vacancy will hold office until the first meeting of stockholders held after his or her appointment for the purpose of electing directors and until his or her successor is elected and qualified or until his or her earlier death, resignation or removal from office.

Under Parsley’s certificate of incorporation, and in accordance with the DGCL, subject to the rights of holders of any series of any preferred stock then outstanding, newly-created directorships resulting from any increase in the authorized number of directors and any vacancies in the Parsley board resulting from death, resignation, retirement, disqualification, removal from office, or other cause shall be filled solely by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director (and shall not be filled by the stockholders), and the directors so chosen shall hold office for the remaining term of his or her predecessor.

Quorum for Board Meetings

The DGCL provides that in no case will a quorum be less than one-third of the authorized number of directors.

Each of Pioneer’s and Parsley’s bylaws provide that the presence of at least a majority of the total number of authorized directors constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the corporation’s board (except as may be otherwise specifically provided by statute or each corporation’s charter).

Annual Meetings of Stockholders

Under the DGCL, if a corporation does not hold an annual meeting to elect directors within the thirteen-month period following its last annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

Each of Pioneer’s and Parsley’s bylaws provide that annual meetings of stockholders shall be held at such dates and times as shall be designated by the corporation’s board and stated in the notice of the meeting, at which time the stockholders shall elect a board of directors and transact such other business as may be properly brought before the meeting. The board of directors may postpone, reschedule, or cancel any previously scheduled annual meeting of stockholders.

Quorum for Stockholder Meetings

Under the DGCL and each of Pioneer’s and Parsley’s bylaws the holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except that, under Parsley’s bylaws, when specified business is to be voted on by a class or series of stock voting as a class, the holders of a majority of the shares of such class or series shall constitute a quorum of such class or series for the transaction of such business.

Notice of Annual and Special Meetings of Stockholders

Under the DGCL and each of Pioneer’s and Parsley’s bylaws notice of any meeting of stockholders must be sent not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at the meeting.

Calling Special Meetings of Stockholders

The DGCL provides that special meetings may be called by the board of directors or by such person as may be authorized by the certificate of incorporation or by the bylaws.

Special meetings of stockholders may only be called by the Pioneer board by a resolution approved by a majority of the directors of Pioneer at the time in office. The stockholders do not have the power to require the Pioneer board to call a special meeting of stockholders of Pioneer.

Parsley’s certificate of incorporation provides that a special meeting of stockholders may be called by the Chief Executive Officer, the Chairman of the Parsley board or by a resolution adopted by a majority of the directors of Parsley that Parsley would have if there were no vacancies on the Parsley board. The stockholders do not have the power to call a special meeting of stockholders of Parsley.

Stockholders Action by Written Consent

The DGCL provides that, unless otherwise provided in a corporation’s certificate of incorporation or bylaws, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, are signed by the holders of issued and outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Pioneer’s certificate of incorporation provides that stockholders may not act by written consent in lieu of a meeting.

Parsley’s certificate of incorporation and bylaws provide that, subject to the rights of the holders of any series of preferred stock then issued and outstanding, any action required or permitted to be taken by the stockholders of Parsley must be effected at a duly-called annual or special meeting of stockholders of Parsley and may not be effected by any consent in writing by such stockholders.

Amendment of Governing Documents

Under the DGCL, the power to make, alter or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to make, alter or repeal its bylaws.

Pioneer’s certificate of incorporation grants the Pioneer board the power to adopt, amend, and repeal Pioneer’s bylaws by a vote of a majority of the whole board. Pioneer’s stockholders may also adopt, alter, amend or repeal Pioneer’s bylaws upon the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of stock then entitled to vote in the election of directors.

Amendments to provisions of Pioneer’s certificate of incorporation relating to (i) stockholder action by written consent or “fair price” limitations in certain business combination transactions will require the affirmative vote of the holders of at least 80% of the aggregate voting power, (ii) bylaw amendments, special meetings of stockholders and limitations on liability for Pioneer’s directors require the affirmative vote of the holders of at least 66 2/3% in voting power of shares entitled to vote in an election of directors

Parsley’s certificate of incorporation grants the Parsley board the power to make, alter or repeal Parsley’s bylaws. Parsley’s stockholders may also make, alter or repeal Parsley’s bylaws by majority vote, except with respect to provisions of Parsley’s bylaws relating to stockholder meetings, directors, and amendment to Parsley’s bylaws, which requires at least 66 2/3% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Parsley’s certificate of incorporation provides that any amendment, alteration or repeal of any provision thereof must be approved by the affirmative vote of the holders of at least 66 2/3% in voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class.

Limitation on Liability of Directors

Delaware has adopted a law that allows corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors’ fiduciary duty of care. An amendment, repeal or elimination of such a provision shall not affect its application with respect to an act or omission by a director occurring before such amendment, repeal or elimination unless the provision provides otherwise at the time of such act or omission. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations allowed by the law, directors are accountable to corporations and their stockholders for monetary damages for acts of gross negligence. Although the Delaware law does not change directors’ duty of care, it allows corporations to limit available relief to equitable remedies such as injunction or rescission. Pioneer’s and Parsley’s certificate of incorporation limits the liability of its directors to the fullest extent permitted by this law.

Specifically, each of Pioneer’s and Parsley’s directors is not personally liable for monetary damages for any breach of their fiduciary duty as a director, except for liability:

•	for any breach of their duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

This limitation may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited the corporation’s stockholders.

To the extent that a present or former director or officer of Pioneer or Parsley has been successful on the merits or otherwise in defense of any threatened, pending, or completed proceeding referred to in Section 145(a) or (b) of the DGCL, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) reasonably incurred by him or her in connection therewith.

Each of Pioneer and Parsley may maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the respective corporation or is or was serving at the request of the respective corporation as a director, officer, employee or agent of another entity against any liability asserted against such person and incurred by such person in any capacity, or arising out of such person’s status as such, whether or not the respective corporation would have the power to indemnify such person against such liability.

Any rights to indemnification or advancement of expenses conferred upon any current or former director or officer of Pioneer or Parsley are contractual and shall continue as vested contract rights even if such person ceases to be a director, officer or employee of Pioneer or Parsley. Any amendment, repeal, or modification of, or adoption of any provision inconsistent with the rights conferred under each of Pioneer’s and Parsley’s bylaws shall not adversely affect any right to indemnification or advancement of expenses granted to any person pursuant hereto with respect to any act or omission of such person occurring prior to the time of such amendment, repeal, modification, or adoption (regardless of whether the proceeding relating to such acts or omissions, or any proceeding relating to such person’s rights to indemnification or to advancement of expenses, is commenced before or after the time of such amendment, repeal, modification, or adoption), and any such amendment, repeal, elimination, modification, or adoption that would adversely affect such person’s rights to indemnification or advancement of expenses shall be ineffective as to such person, except with respect to any threatened, pending, or completed proceeding that relates to or arises from (and only to the extent such proceeding relates to or arises from) any act or omission of such person occurring after the effective time of such amendment, repeal, modification, or adoption.

Anti-takeover Provisions

Pioneer has not opted out of Section 203 of the DGCL, which prohibits a defined set of transactions between a Delaware corporation, such as Pioneer, and an “interested stockholder.” An interested stockholder is generally defined as a person who, together with any affiliates or associates of such person “owns” (as defined in Section 203 of the DGCL, which includes direct and indirect beneficial ownership) 15% or more of the outstanding voting stock of a Delaware corporation. This provision may prohibit the corporation from engaging in a business combination with an interested stockholder for a period of three years after

Parsley has elected not to be governed by DGCL Section 203 and its certificate of incorporation does not include any “fair price” provisions.

the time the interested stockholder becomes an interested stockholder. The term “business combination” is broadly defined to include a broad array of transactions, including certain mergers, consolidations, sales or other dispositions of assets having an aggregate market value of 10% or more of the aggregate market value of the consolidated assets of the corporation or all of the outstanding stock of the corporation, and certain other transactions that would increase the interested stockholder’s proportionate share ownership in the corporation, result in the interested stockholder’s acquisition of stock of a direct or indirect majority-owned subsidiary of the corporation or the receipt of the interested stockholder of certain financial benefits. This prohibition is effective unless: (i) the business combination or the transaction that resulted in the stockholder becoming an interested stockholder is approved by Pioneer’s board prior to the time the interested stockholder becomes an interested stockholder; (ii) the interested stockholder acquired at least 85% of the voting stock of Pioneer not owned by directors who are also officers or by qualified employee stock plans, in the transaction in which it becomes an interested stockholder; or (iii) the business combination is approved by a majority of the Pioneer board and by the affirmative vote of 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Pioneer’s certificate of incorporation also contains a “fair price” provision that applies to certain business combination transactions involving any person or group that beneficially owns at least 10% of the aggregate voting power of Pioneer’s outstanding capital stock, referred to as a “related person.” The “fair price” provision requires the affirmative vote of the holders of (i) at least 80% of the voting power of Pioneer’s outstanding capital stock entitled to vote generally in the election of directors, and (ii) at least 66 2/3% of the voting power of Pioneer outstanding capital stock entitled to vote generally in the election of directors that is not beneficially owned, directly or indirectly, by the related person to approve certain transactions between the related person and Pioneer or its subsidiaries, including any merger, consolidation or share exchange, any sale, lease, exchange, pledge or other disposition of its assets or its subsidiaries having a fair market value of at least $10 million, any transfer or issuance of its securities or its subsidiaries’ securities, any adoption of a plan or proposal by Pioneer of its voluntary liquidation or dissolution, certain reclassifications of its securities or recapitalizations or certain other transactions, in each case involving the related person. This voting requirement will not apply to certain transactions, including (i) any transaction in which the consideration to be received by the holders of each class or series of capital stock is (x) the same in form and amount as that paid in a tender offer in which the related person acquired at least 50% of the outstanding shares of such class or series and which was consummated not more than one year earlier, or (y) not less in amount than the highest per share price paid by the related person for shares of such class or series; and (ii) any transaction approved by Pioneer’s continuing directors.

Exclusive Forum

Unless Pioneer consents in writing to the selection of an alternative forum, the Delaware Court of Chancery (or, if such court does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Pioneer, (ii) any action asserting a claim for a breach of a fiduciary duty owed by any director, officer, other employee or agent stockholder of Pioneer to Pioneer or Pioneer’s stockholders, (iii) any action against Pioneer arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Delaware Court of Chancery, or (iv) any against Pioneer or any director, officer, other employee or agent of Pioneer asserting a claim governed by the internal affairs doctrine, including, without limitation, any action to interpret, apply, enforce or determine the validity of Pioneer’s certificate of incorporation or its bylaws, in each case subject to the Delaware Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in any securities of Pioneer shall be deemed to have notice of and to have consented to the provisions of the bylaws.

In addition, unless Pioneer consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Unless Parsley consents in writing to the selection of an alternative forum, the sole and exclusive forum shall be the Delaware Court of Chancery for (i) any derivative action or proceeding brought on behalf of Parsley, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of Parsley to Parsley or Parsley’s stockholders, (iii) any action asserting a claim against Parsley or any director or officer or other employee of Parsley arising pursuant to any provision of the DGCL, Parsley’s certificate of incorporation or Parsley’s bylaws, or (iv) any action asserting a claim against Parsley or any director or officer or other employee of Parsley governed by the internal affairs doctrine, in each such case subject to the Delaware Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of Parsley shall be deemed to have notice of and consented to the provisions of Parsley’s certificate of incorporation.

Parsley’s exclusive forum provision is not intended to apply to claims arising under the Securities Act or the Exchange Act. To the extent the provision could be construed to apply to such claims, there is uncertainty as to whether a court would enforce the forum selection provision with respect to such claims, and in any event, Parsley’s stockholders would not be deemed to have waived Parsley’s compliance with federal securities laws and the rules and regulations thereunder.

APPRAISAL RIGHTS

Under the DGCL, the stockholders of Delaware corporations have appraisal rights provided by Section 262 of the DGCL, to the extent applicable, provided they satisfy the special criteria and conditions set forth in Section 262 of the DGCL. For a discussion on appraisal rights or dissenters’ rights available (if any) to Pioneer stockholders with respect to the share issuance or to Parsley stockholders with respect to the mergers, please see “The Mergers—Appraisal Rights or Dissenters’ Rights.”

LEGAL MATTERS

The legality of the shares of Pioneer common stock issuable in the mergers will be passed upon for Pioneer by Gibson, Dunn & Crutcher LLP. Certain U.S. federal income tax consequences relating to the integrated mergers will be passed upon for Parsley by Vinson & Elkins L.L.P.

EXPERTS

Pioneer Natural Resources Company

The consolidated financial statements of Pioneer appearing in Pioneer’s Annual Report on Form 10-K for the year ended December 31, 2019, and the effectiveness of Pioneer’s internal control over financial reporting as of December 31, 2019, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Estimated quantities of Pioneer’s oil and gas reserves and the net present value of such reserves as of December 31, 2019, incorporated by reference herein are based upon reserve reports prepared by Pioneer and audited by Netherland, Sewell & Associates, Inc. with respect to Pioneer’s major properties. The reserve audit conducted by Netherland, Sewell & Associates, Inc. in the aggregate represented 83% of Pioneer’s estimated proved quantities of reserves as of December 31, 2019. Pioneer has incorporated these estimates in reliance on the authority of such firm as experts in such matters.

Parsley Energy, Inc.

The consolidated financial statements of Parsley and its subsidiaries as of December 31, 2019 and 2018, and for each of the years in the three-year period ended December 31, 2019, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2019 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Jagged Peak as of and for the year ended December 31, 2019 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Jagged Peak as of December 31, 2018 and 2017, and for each of the years in the three-year period ended December 31, 2018, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2018 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Certain estimates of Parsley’s net oil and natural gas reserves as of December 31, 2019 and related information included or incorporated by reference herein are based upon reserve reports prepared by Parsley and audited by Netherland, Sewell & Associates, Inc., Parsley’s independent consulting petroleum engineers. All such information has been so included or incorporated in reliance on the authority of such experts in such matters.

Estimates of proved reserves attributable to certain interests of Jagged Peak Energy LLC as of December 31, 2019 and 2018 and related information incorporated by reference herein have been prepared based on reports by Ryder Scott Company, L.P., independent consulting petroleum engineers, and all such information has been so incorporated in reliance on the authority of such experts in such matters.

STOCKHOLDER PROPOSALS

Pioneer

Pioneer will hold a regular annual meeting of stockholders in 2021 (the “Pioneer 2021 annual meeting”) regardless of whether the mergers are completed.

Any Pioneer stockholder who desires to submit a proposal for action at the Pioneer 2021 annual meeting and wishes to have the proposal (a “Rule 14a-8 Proposal”) included in Pioneer’s proxy materials must follow the procedures set forth in Rule 14-8 under the Exchange Act and must submit the Rule 14a-8 Proposal to Pioneer at its principal executive offices no later than December 10, 2020, unless Pioneer notifies the stockholders otherwise. Only those Rule 14a-8 Proposals that are timely received by Pioneer and proper for stockholder action (and otherwise proper) will be included in Pioneer’s proxy materials. In addition, a Rule 14a-8 Proposal must comply with Article Nine of Pioneer’s certificate of incorporation and its bylaws.

Pioneer stockholders desiring to propose action at the Pioneer 2021 annual meeting other than pursuant to Rule 14a-8 of the Exchange Act must comply with Article Nine of Pioneer’s certificate of incorporation and its bylaws. In order to submit business to be considered at an annual meeting, a stockholder must submit written notice of the proposed business to Pioneer no later than 60 days before the annual meeting or, if later, ten days after the first public notice of the annual meeting is sent to stockholders. The stockholder and the stockholder’s written notice must comply with all the requirements set forth in the certificate of incorporation and bylaws of Pioneer, including setting forth all of the information required therein. The person presiding at the annual meeting will determine whether business is properly brought before the meeting and will not permit the consideration of any business not properly brought before the meeting.

Under Rule 14a-4(c) of the Exchange Act, the Pioneer board may exercise discretionary voting authority under proxies solicited by it with respect to any matter properly presented by a stockholder at the Pioneer 2021 annual meeting that the stockholder does not seek to have included in Pioneer’s proxy statement if (except as described in the following sentence) the proxy statement discloses the nature of the matter and how the Pioneer board intends to exercise its discretion to vote on the matter, unless Pioneer is notified of the proposal on or before February 23, 2021, and the stockholder satisfies the other requirements of Rule 14a-4(c)(2). If Pioneer first receives notice of the matter after February 23, 2021, and the matter nonetheless is permitted to be presented at the Pioneer 2021 annual meeting, the Pioneer board may exercise discretionary voting authority with respect to the matter without including any discussion of the matter in the proxy statement for the meeting. Pioneer reserves the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with the requirements described above and other applicable requirements. “Discretionary voting authority” is the ability to vote proxies that stockholders have executed and submitted to Pioneer, on matters not specifically reflected in Pioneer’s proxy materials, and on which stockholders have not had an opportunity to vote by proxy.

Written requests for inclusion of any stockholder proposal should be addressed to the Corporate Secretary, Pioneer Natural Resources Company, 777 Hidden Ridge, Irving, Texas 75038. Pioneer suggests that stockholder proposals be sent by certified mail, return receipt requested.

The Pioneer board has delegated to its Nominating and Corporate Governance Committee the responsibility to identify, evaluate and recommend to the Pioneer board nominees for election at the annual meeting of stockholders, as well as for filling vacancies or additions on the Pioneer board that may occur between annual meetings. In considering candidates for the Pioneer board, the Nominating and Corporate Governance Committee will consider the entirety of each candidate’s credentials, including his or her experience, if applicable, as a current director of Pioneer. There is currently no set of specific minimum qualifications that must be met by a nominee recommended by the Nominating and Corporate Governance Committee, as different factors may assume greater or lesser significance at particular times and the needs of the Pioneer board may vary in light of its composition and the Nominating and Corporate Governance Committee’s perceptions about future issues and needs. However, while the Nominating and Corporate Governance Committee does not maintain a formal list of qualifications, in making its evaluation and recommendation of candidates, the Nominating and Corporate Governance Committee endeavors to recommend only director candidates who possess the highest personal values and integrity; who have experience and have exhibited achievements in one or more of the key professional, business, financial, legal and other challenges that face a large U.S. independent oil and gas company; who exhibit sound judgment, intelligence, personal character, and the ability to make independent analytical inquiries; who demonstrate a willingness to devote adequate time to Pioneer board duties; and who are likely to be able to serve on the Pioneer board for a sustained period.

The Nominating and Corporate Governance Committee endeavors to achieve for the Pioneer board an overall balance of backgrounds and diversity of experience at policy-making levels with a complementary mix of skills and professional experience in areas relevant to Pioneer’s business, while also ensuring that the size of the Pioneer board is appropriate to function effectively and efficiently. The Nominating and Corporate Governance Committee believes it has achieved that balance through the representation on the Pioneer board of members having experience in the oil and gas industry, including in the areas of operations, engineering, geology, safety, midstream and downstream segments, macroeconomics, geopolitics, law, corporate governance, accounting and investment analysis, among other areas.

In identifying potential director candidates, the Nominating and Corporate Governance Committee relies on any source available for the identification and recommendation of candidates, including its directors, officers and stockholders. The Nominating and Corporate Governance Committee does not intend to alter the manner in which it evaluates candidates based on whether the candidate is recommended by a stockholder or not. However, in evaluating a candidate’s relevant business experience, the Nominating and Corporate Governance Committee may consider previous experience as a member of a board of directors. The Nominating and Corporate Governance Committee will also consider such factors as diversity, including differences in viewpoints, background, education, gender and/or ethnicity, age, and other individual qualifications and attributes. In addition, the Nominating and Corporate Governance Committee from time to time may engage a third-party search firm to identify or evaluate, or assist in identifying or evaluating potential candidates, for which the third party search firm will be paid a fee. Pioneer is committed to considering candidates for the Pioneer board regardless of gender, race, ethnicity and national origin. In the event that the Nominating and Corporate Governance Committee determines to recruit candidates from outside Pioneer as potential nominees to join the Pioneer board, the Nominating and Corporate Governance Committee will use its best efforts to include, and will instruct any third-party search firm the Committee engages to assist the Nominating and Corporate Governance Committee in seeking candidates for the Pioneer board to include, qualified candidates with a diversity of gender and race/ethnicity in the initial pool from which the Nominating and Corporate Governance Committee selects director candidates.

Any stockholder desiring to nominate an individual for election to the Pioneer board must comply with Article Nine of Pioneer’s certificate of incorporation and its bylaws, as described above with respect to stockholder proposals. To be considered at an annual meeting, a nomination must be submitted in writing to the Corporate Secretary, Pioneer Natural Resources Company, 777 Hidden Ridge, Irving, Texas 75038, no later than 60 days before the annual meeting or, if later, ten days after the first public notice of the annual meeting is sent to stockholders. In addition, the nominating stockholder’s notice must set forth all of the information required by, and comply with, Pioneer’s certificate of incorporation and bylaws, including the following:

•	the nominee’s name, address and other personal information;

•	the number of shares of each class and series of stock of Pioneer beneficially owned by such nominee;

•	the nominating stockholder’s name and address (as they appear on Pioneer’s records), business address and telephone numbers, ownership of Pioneer’s stock and other personal information; and

•	all other information required to be disclosed pursuant to Regulation 14A of the Exchange Act.

The person presiding at the annual meeting will determine whether a nomination is properly brought before the meeting and will not permit the consideration of a nomination not properly brought before the meeting.

In addition, Pioneer’s bylaws provide that under certain circumstances, a stockholder or group of stockholders meeting the eligibility requirements specified in the bylaws may include director candidates that they have nominated in Pioneer’s proxy materials. These proxy access provisions of the bylaws provide, among other things, that a stockholder or group of up to 20 stockholders seeking to include director candidates in Pioneer’s annual meeting proxy statement must have owned three percent or more of Pioneer’s issued and outstanding common stock continuously for at least the previous three years. The number of stockholder-nominated candidates appearing in any annual meeting proxy statement cannot exceed the greater of two or 20 percent of the number of directors then serving on the Pioneer board (rounded down to the nearest whole number). This maximum number is subject to reduction in certain circumstances, such as a nomination of a candidate by an eligible stockholder or group of stockholders whose nomination is subsequently withdrawn, and there being one or more candidates proposed for nomination by an eligible stockholder or group of stockholders who the Pioneer board itself decides to nominate for election. If the number of stockholder-nominated candidates exceeds 20 percent, each nominating stockholder or group of stockholders may select one nominee for inclusion in Pioneer’s proxy materials until the maximum number is reached. The order of selection would be determined by the amount (largest to smallest) of shares of Pioneer common stock held by each nominating stockholder or group of stockholders.

To have a stockholder-nominated candidate included in Pioneer’s proxy materials pursuant to Pioneer’s proxy access bylaw, the nominating stockholder or group of stockholders must submit to the Corporate Secretary of Pioneer at Pioneer’s principal executive office the information and documentation specified in the bylaws not less than 120 days nor more than 150 days prior to the anniversary of the date that Pioneer mailed its proxy statement for the prior year’s annual meeting, unless the annual meeting is not scheduled to be held within a period that commences 30 days before the first anniversary date of the prior year’s annual meeting and ends 30 days after the first anniversary date of the prior year’s annual meeting of stockholders (an annual meeting date outside such period being referred to herein as an “other meeting date”), in which case the information and documentation must be submitted by the later of the close of business on the date that is 180 days prior to such other meeting date or the tenth day following the date such other meeting date is first publicly announced or disclosed. Thus, any eligible stockholder or group of stockholders who desires to nominate a director candidate for election at the Pioneer 2021 annual meeting and wishes to have the candidate included in Pioneer’s proxy materials, must submit all of the required information and documentation to Pioneer no earlier than November 10, 2020 and no later than December 10, 2020.

Parsley

If the Parsley merger proposal is approved by the requisite vote of Parsley stockholders and the mergers are completed, Parsley will become a wholly-owned subsidiary of Pioneer and, consequently, Parsley will not hold an annual meeting of its stockholders in 2021. Parsley stockholders will be entitled to participate, as Pioneer stockholders following the mergers, in the Pioneer 2021 annual meeting of stockholders.

If the Parsley merger proposal is not approved by the requisite vote of Parsley stockholders or if the mergers are not completed for any reason, Parsley intends to hold an annual meeting of its stockholders in 2021.

Under Rule 14a-8, proposals that Parsley stockholders intend to have included in Parsley’s 2021 proxy materials must be submitted to Parsley at its principal executive offices (Parsley Energy, Inc., 303 Colorado Street, Austin, Texas 78701, Attn: General Counsel) no later than December 7, 2020, unless the date of the Parsley 2021 annual meeting of stockholders is changed by more than 30 days from May 21, 2021, in which case the proposal must be received at Parsley’s principal executive offices a reasonable time before Parsley begins to print and mail its 2021 proxy materials. Any such stockholder proposal must meet the requirements set forth in Rule 14a-8.

Pursuant to the proxy access provision in Parsley’s bylaws, in order for a stockholder or group of stockholders to include a director nominee in Parsley’s proxy materials for the Parsley 2021 annual meeting, notice of the proxy access nomination must be delivered to Parsley’s principal executive offices (Parsley Energy, Inc., Attn: General Counsel, 303 Colorado Street, Austin, Texas 78701) no later than the close of business on December 7, 2020 and no earlier than November 7, 2020, and the nomination must otherwise satisfy the requirements in Parsley’s bylaws.

Any Parsley stockholder who desires to submit a proposal for action, including a director nominee, at the Parsley 2021 annual meeting, but does not wish to have such proposal included in Parsley’s proxy materials, must submit such proposal to Parsley at its principal executive offices (Parsley Energy, Inc., 303 Colorado Street, Austin, Texas 78701, Attn: General Counsel) between January 21, 2021 and the close of business on February 20, 2021. Parsley will only consider proposals that meet the requirements of the applicable rules of the SEC and Parsley’s bylaws.

A copy of Parsley’s bylaws setting forth the requirements for the nomination of director candidates by stockholders and the requirements for proposals by stockholders may be obtained by submitting a request to Parsley at Parsley’s principal executive offices (Parsley Energy, Inc., Attn: General Counsel, 303 Colorado Street, Austin, Texas 78701). A nomination or proposal that does not comply with the above procedures will be disregarded. Compliance with the above procedures does not require Parsley to include the proposed nominee or proposal in Parsley’s proxy materials.

HOUSEHOLDING OF PROXY MATERIALS

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, commonly called “householding,” provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker.

Requests for additional copies of this joint proxy statement/prospectus should be directed to, as applicable, Pioneer Natural Resources Company, 777 Hidden Ridge, Irving, Texas 75038, Telephone: (972) 969-4019, or Parsley Energy, Inc., 303 Colorado Street, Austin, Texas 78701, Telephone: (737) 704-2300.

WHERE YOU CAN FIND MORE INFORMATION

Pioneer and Parsley each file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including Pioneer and Parsley, who file electronically with the SEC. The address of that site is www.sec.gov. Investors may also consult Pioneer’s or Parsley’s website for more information about Pioneer or Parsley, respectively. Pioneer’s website is www.pxd.com and Parsley’s website is www.parsleyenergy.com. Information included on these websites is not incorporated by reference into this joint proxy statement/prospectus.

Pioneer has filed with the SEC a registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part. The registration statement registers the issuance of shares of Pioneer common stock in the mergers and shares of Pioneer common stock to be reserved for issuance in connection with the mergers. The registration statement, including the attached exhibits, contains additional relevant information about Pioneer and Pioneer common stock. The rules and regulations of the SEC allow Pioneer and Parsley to omit certain information included in the registration statement from this joint proxy statement/prospectus.

In addition, the SEC allows Pioneer and Parsley to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information included directly in this joint proxy statement/prospectus or incorporated by reference subsequent to the date of this joint proxy statement/prospectus as described below. This joint proxy statement/prospectus also contains summaries of certain provisions contained in some of the Pioneer or Parsley documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. Some documents or information, such as that called for by Item 2.02 and 7.01 of the Current Report on Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of that information is incorporated by reference into this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that Pioneer and Parsley have previously filed with the SEC. These documents contain important information about the companies, their respective financial condition and other matters.

Pioneer SEC Filings (SEC File No. 001-13245; CIK No. 0001038357)	Period or Date Filed
Annual Report on Form 10-K	Fiscal Year ended December 31, 2019

Quarterly Reports on Form 10-Q	Fiscal Quarters ended March 31, 2020, June 30, 2020 and September 30, 2020

Current Reports on Form 8-K	Filed on March 10, 2020, April 6, 2020, May 8, 2020, May 11, 2020, May 15, 2020, May 27, 2020, August 11, 2020, October 7, 2020, October 13, 2020, October 20, 2020, October 21, 2020, November 4, 2020 and November 20, 2020 (other than the portions of those documents not deemed to be filed)

Definitive Proxy Statement on Schedule 14A to the extent incorporated by reference into Pioneer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019	Filed on April 9, 2020

The description of Pioneer common stock contained in its Registration Statement on Form 8-A, as that description may be updated from time to time	Filed on August 5, 1997, as amended August 8, 1997, September 16, 2013 and in Exhibit 4.7 to the Pioneer Form 10-K

Parsley SEC Filings (SEC File No. 001-36463; CIK No. 0001594466)	Period or Date Filed

Annual Report on Form 10-K	Fiscal Year ended December 31, 2019

Quarterly Reports on Form 10-Q	Fiscal Quarters ended March 31, 2020, June 30, 2020 and September 30, 2020

Current Reports on Form 8-K	Filed on January 2, 2020, January 9, 2020, January 10, 2020, February 6, 2020, February 7, 2020, February 11, 2020, March 9, 2020, April 10, 2020, April 28, 2020, May 22, 2020, October 20, 2020 and October 21, 2020 (other than the portions of those documents not deemed to be filed)

Definitive Proxy Statement on Schedule 14A to the extent incorporated by reference into Parsley’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019	Filed on April 6, 2020

The description of Parsley Class A common stock contained in its Registration Statement on Form 8-A, as that description may be updated from time to time	Filed on May 20, 2014

In addition, Pioneer and Parsley incorporate by reference any future filings they make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act (i) after the date of the initial filing and prior to the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part and (ii) after the date of this joint proxy statement/prospectus and prior to the date of the Pioneer special meeting and the Parsley special meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein). Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed.

You can obtain any of these documents from the SEC, through the SEC’s website at the address described above, or Pioneer or Parsley, as applicable, will provide you with copies of these documents, without charge, upon written or oral request to:

Pioneer Natural Resources Company 777 Hidden Ridge Irving, Texas 75038 (972) 969-4019	Parsley Energy, Inc. 303 Colorado Street Austin, Texas 78701 (737) 704-2300

In the event of conflicting information in this joint proxy statement/prospectus in comparison to any document incorporated by reference into this joint proxy statement/prospectus, or among documents incorporated by reference, the information in the latest filed document controls.

You should rely only on the information contained or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [            ], 2020. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this joint proxy statement/prospectus to Pioneer stockholders or Parsley stockholders nor the issuance by Pioneer of Pioneer common stock in the mergers will create any implication to the contrary.

This joint proxy statement/prospectus contains a description of the representations and warranties that each of Pioneer and Parsley made to the other in the merger agreement. Representations and warranties made by Pioneer, Parsley and other applicable parties are also set forth in contracts and other documents that are attached or filed as exhibits to this joint proxy statement/prospectus or are incorporated by reference into this joint proxy statement/prospectus. These materials are included or incorporated by reference to provide you with information regarding the terms and conditions of the agreements. Accordingly, the representations and warranties and other provisions of the merger agreement and the contracts and other documents that are attached to or filed as exhibits to this joint proxy statement/prospectus or are incorporated by reference into this joint proxy statement/prospectus should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus.

Annex A

AGREEMENT AND PLAN OF MERGER

among

PIONEER NATURAL RESOURCES COMPANY,

PEARL FIRST MERGER SUB INC.,

PEARL SECOND MERGER SUB LLC,

PEARL OPCO MERGER SUB LLC,

PARSLEY ENERGY, INC.

and

PARSLEY ENERGY, LLC

Dated as of October 20, 2020

A-i

(Continued)

A-ii

(Continued)

Page
Section 5.11	Certain Tax Matters	A-63
Section 5.12	Dividends	A-63
Section 5.13	Public Announcements	A-63
Section 5.14	Section 16 Matters	A-61
Section 5.15	Employee and Employment Benefit Matters	A-64
Section 5.16	Delivery of Written Consents	A-65
Section 5.17	Obligations of Parent Parties and Company Parties	A-65

ARTICLE VI CONDITIONS PRECEDENT		A-66

Section 6.1	Conditions to the Parties’ Obligation to Effect the Mergers	A-66
Section 6.2	Conditions to the Obligations of the Parent Parties to Effect the Mergers	A-66
Section 6.3	Conditions to the Obligations of the Company Parties to Effect the Mergers	A-67
Section 6.4	Frustration of Closing Conditions	A-67

ARTICLE VII TERMINATION, AMENDMENT AND WAIVER		A-67

Section 7.1	Termination	A-67
Section 7.2	Effect of Termination	A-69
Section 7.3	Fees and Expenses	A-69
Section 7.4	Amendment or Supplement	A-71
Section 7.5	Extension of Time; Waiver	A-71

ARTICLE VIII GENERAL PROVISIONS		A-71

Section 8.1	Nonsurvival of Representations and Warranties	A-71
Section 8.2	Notices	A-72
Section 8.3	Certain Definitions	A-72
Section 8.4	Interpretation	A-77
Section 8.5	Entire Agreement	A-77
Section 8.6	No Third Party Beneficiaries	A-77
Section 8.7	Governing Law	A-78
Section 8.8	Submission to Jurisdiction	A-78
Section 8.9	Assignment; Successors	A-78
Section 8.10	Specific Performance	A-79
Section 8.11	Currency	A-79
Section 8.12	Severability	A-79
Section 8.13	No Other Parties to this Agreement	A-79
Section 8.14	Waiver of Jury Trial	A-79
Section 8.15	Counterparts	A-80
Section 8.16	Facsimile or .pdf Signature	A-80
Section 8.17	No Presumption Against Drafting Party	A-80

Exhibit A	Form of TRA Amendment
Exhibit B	Opco Schedule
Exhibit C	Form of Company Officer’s Certificate
Exhibit D	Form of Parent Officer’s Certificate

A-iii

INDEX OF DEFINED TERMS

Definition	Location
409A Authorities	3.12(e)
Acceptable Confidentiality Agreement	5.2(a)
Acquisition Proposal	5.2(j)(i)
Action	3.10
Adverse Recommendation Change	5.2(b)(i)
Affiliate	8.3(a)
Agreement	Preamble
Alternative Acquisition Agreement	5.2(b)(ii)
Book-Entry Shares	2.4(b)
Business Day	8.3(b)
Certificate	2.4(b)
Certificates of Merger	1.1(c)
Closing	1.2
Closing Date	1.2
COBRA	3.12(c)(vi)
Code	Recitals
Company	Preamble
Company 401(k) Plan	5.15(d)
Company Affiliate	8.13
Company Affiliate Transaction	3.22
Company Award Agreement	8.3(c)
Company Board	Recitals
Company Bylaws	3.1(b)
Company Charter	3.1(b)
Company Class A Common Stock	Recitals
Company Class B Common Stock	Recitals
Company Covered Individual	5.1(a)(xvii)
Company Disclosure Letter	Article III
Company Employee	5.15(a)
Company Expenses	7.3(d)(ii)
Company Financial Advisors	3.28
Company Independent Petroleum Engineers	3.25(a)
Company Intellectual Property	3.19
Company Material Adverse Effect	8.3(d)
Company Material Contract	3.16(a)
Company Merger Consideration	2.1(a)(i)
Company Officer’s Tax Certificate	5.11(c)
Company Organizational Documents	3.1(b)
Company Parties	Article III
Company Performance Awards	2.3(a)(i)
Company Plans	3.12(b)
Company Preferred Stock	3.2(a)
Company Property	3.18(a)
Company PRSU Award	8.3(e)
Company Recommendation	Recitals
Company Reserve Report Letter	3.25(a)
Company Restricted Stock Award	8.3(f)
Company RSU Award	8.3(g)
Company SEC Documents	3.6(a)

A-i

INDEX OF DEFINED TERMS

(Continued)

Definition	Location
Company Stock Awards	3.2(e)
Company Stockholder Approval	3.4(a)
Company Stockholders	Recitals
Company Stockholders Meeting	5.3(a)
Company Termination Fee	8.3(h)
Confidentiality Agreement	8.3(i)
Contract	3.5(a)
control	8.3(j)
Controlled Group	8.3(k)
COPAS	8.3(l)
Creditors’ Rights	3.4(a)
D&O Award Holders	3.2(e)
D&O Insurance	5.8(b)
Delaware Secretary of State	1.1(a)
Derivative Transaction	8.3(m)
DGCL	1.1(a)
Director Award	2.3(a)(i)
Dissenting Shares	2.6
Divestiture Action	5.5(b)
DLLCA	1.1(b)
EBITDA	8.3(n)
Effective Time	1.1(a)
Eligible Shares	2.1(a)(i)
Environment	3.14(e)(i)
Environmental Claim	3.14(e)(ii)
Environmental Law	3.14(e)(iii)
Environmental Permits	3.14(a)
ERISA	3.12(b)
Exchange Act	3.5(b)
Exchange Agent	2.4(a)
Exchange Fund	2.4(a)
Exchange Ratio	2.1(a)(i)
Excluded Opco LLC Units	2.2(a)(ii)
Excluded Shares	2.1(a)(ii)
FERC	3.27(b)
Filed Company SEC Documents	Article III
Filed Parent SEC Documents	Article IV
First Certificate of Merger	1.1(a)
First Company Merger	Recitals
Form S-4	5.3(a)
Fraud	8.3(o)
GAAP	3.6(b)
Governmental Entity	3.5(b)
Hazardous Materials	3.14(e)(iv)
HSR Act	3.5(b)
Hydrocarbons	8.3(p)
Indebtedness	8.3(q)
Indemnified Persons	5.8(a)

A-ii

INDEX OF DEFINED TERMS

(Continued)

Definition	Location
Integrated Mergers	Recitals
Intellectual Property	8.3(r)
Intervening Event	5.2(j)(iii)
IRS	3.12(b)
Joint Proxy Statement	5.3(a)
knowledge	8.3(s)
Law	3.5(a)
Liens	3.2(b)
Material Adverse Effect	8.3(t)
Measurement Date	3.2(a)
Merger Consideration	2.2(a)(i)
Merger Sub Inc.	Preamble
Merger Sub LLC	Preamble
Mergers	Recitals
Natural Gas Act	3.27(b)
New Board Designee	1.7
Nonqualified Deferred Compensation Plan	3.12(e)
Oil and Gas Leases	8.3(u)
Oil and Gas Properties	8.3(v)
Opco Certificate of Merger	1.1(b)
Opco Exchange Ratio	2.2(a)(i)
Opco LLC	Preamble
Opco LLC Agreement	1.4(a)
Opco LLC Stapled Unit	2.2(a)(i)
Opco LLC Unit	Recitals
Opco Merger	Recitals
Opco Merger Consideration	2.2(a)(i)
Opco Merger Sub LLC	Preamble
Opco Schedule	2.2(a)(i)
Opco Surviving Company	Recitals
Opco Unitholder Approval	Recitals
Outside Date	7.1(b)(i)
Parent	Preamble
Parent 401(k) Plan	5.15(d)
Parent Affiliate	8.13
Parent Affiliate Transaction	4.22
Parent Board	Recitals
Parent Bylaws	4.1(b)
Parent Charter	4.1(b)
Parent Common Stock	Recitals
Parent Convertible Notes	8.3(w)
Parent Disclosure Letter	Article IV
Parent Expenses	7.3(d)(i)
Parent Financial Advisors	4.28
Parent Independent Petroleum Engineers	4.25(a)
Parent Intellectual Property	4.19
Parent Material Adverse Effect	8.3(y)
Parent Material Contract	4.16(a)

A-iii

INDEX OF DEFINED TERMS

(Continued)

Definition	Location
Parent Officer’s Tax Certificate	5.11(c)
Parent Organizational Documents	4.1(b)
Parent Parties	Article IV
Parent Plans	4.12(b)
Parent Preferred Stock	4.2(a)
Parent Property	4.18(a)
Parent PRSU Award	8.3(y)
Parent Recommendation	Recitals
Parent Reserve Report Letter	4.25(a)
Parent Restricted Stock Award	8.3(z)
Parent RSU Award	8.3(aa)
Parent SEC Documents	4.6(a)
Parent Stock Option	8.3(bb)
Parent Stockholder Approval	4.4(a)
Parent Stockholders	Recitals
Parent Stockholders Meeting	5.3(a)
Parent Termination Fee	8.3(cc)
Parties	Preamble
PBGC	3.12(c)(iv)
Pension Plan	3.12(a)
Permits	3.11
Permitted Lien	8.3(dd)
Person	8.3(ee)
PPACA	3.12(c)(vi)
Production Burdens	8.3(ff)
Regulatory Material Adverse Effect	5.5(b)
Related Party	8.3(gg)
Release	3.14(e)(v)
Remaining Company Plan Shares	2.3(c)
Representative	8.3(hh)
Rights-of-Way	3.24
Sarbanes-Oxley Act	3.6(a)
SEC	3.6(a)
Second Certificate of Merger	1.1(c)
Second Company Merger	Recitals
Second Company Merger Effective Time	1.1(c)
Securities Act	3.5(b)
Stock Issuance	Recitals
Subsidiary	8.3(ii)
Superior Proposal	5.2(j)(ii)
Surviving Company	Recitals
Surviving Corporation	Recitals
Tail Period	5.8(b)
Takeover Laws	3.20
Tax Receivable Agreement	Recitals
Tax Return	8.3(jj)
Taxes	8.3(kk)
Terminable Breach	7.1(b)(v)

A-iv

INDEX OF DEFINED TERMS

(Continued)

Definition	Location
TRA Amendment	Recitals
Transactions	Recitals
Voting Agreements	Recitals
WARN Act	3.13(b)
Wells	8.3(ll)
Willful and Material Breach	7.2(b)

A-v

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 20, 2020, is by and among Pioneer Natural Resources Company, a Delaware corporation (“Parent”), Pearl First Merger Sub Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub Inc.”), Pearl Second Merger Sub LLC, a Delaware limited liability company and a wholly-owned Subsidiary of Parent (“Merger Sub LLC”), Pearl Opco Merger Sub LLC, a Delaware limited liability company and a wholly-owned Subsidiary of Parent (“Opco Merger Sub LLC”), Parsley Energy, Inc., a Delaware corporation (the “Company”), and Parsley Energy, LLC, a Delaware limited liability company (“Opco LLC”). Each of Parent, Merger Sub Inc., Merger Sub LLC, Opco Merger Sub LLC, the Company and Opco LLC are referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, the Parties intend to effect (i) at the Effective Time, (A) the merger (the “First Company Merger”) of Merger Sub Inc. with and into the Company, with the Company continuing as the surviving entity (the “Surviving Corporation”), on the terms and subject to the conditions set forth herein; and (B) simultaneously with the First Company Merger, the merger (the “Opco Merger”) of Opco Merger Sub LLC with and into Opco LLC, with Opco LLC continuing as the surviving entity (the “Opco Surviving Company”); and (ii) immediately following the First Company Merger, the merger (the “Second Company Merger” and, together with the First Company Merger, the “Integrated Mergers,” and the Integrated Mergers together with the Opco Merger, the “Mergers”) of the Surviving Corporation with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving entity (the “Surviving Company”), on the terms and subject to the conditions set forth herein;

WHEREAS, the Board of Directors of Parent (the “Parent Board”), at a meeting duly called and held by unanimous vote, has (i) determined that the Mergers and the other transactions contemplated by this Agreement (collectively, the “Transactions”) are in the best interests of, and are advisable to, Parent and its stockholders (the “Parent Stockholders”), (ii) approved, adopted and declared advisable this Agreement and the Transactions, (iii) directed that the issuance of the shares of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”) constituting the Merger Consideration and other shares of Parent Common Stock to be issued in the Mergers or reserved for issuance in connection with such Mergers, in each case, as provided for in Article II (the “Stock Issuance”) be submitted to the Parent Stockholders for approval and (iv) resolved to recommend that the Parent Stockholders approve the Stock Issuance at a duly held meeting of such stockholders for such purpose (the “Parent Recommendation”);

WHEREAS, the Board of Directors of Merger Sub Inc. has approved, adopted and declared advisable this Agreement and the Transactions (including the First Company Merger);

WHEREAS, Parent (i) as the sole stockholder of Merger Sub Inc., will adopt this Agreement promptly following its execution; (ii) as the sole member of Opco Merger Sub LLC, has adopted this Agreement concurrently with its execution; and (iii) as the sole member of Merger Sub LLC, has adopted this Agreement concurrently with its execution;

WHEREAS, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held by unanimous vote, has (i) declared that this Agreement and the Transactions (including the Integrated Mergers) are fair to, and in the best interests of, the Company and its stockholders (the “Company Stockholders”), (ii) approved and declared advisable this Agreement and the Transactions (including the Integrated Mergers) and (iii) recommended that the Company Stockholders approve and adopt this Agreement and the Transactions (including the Integrated Mergers) at a duly held meeting of such stockholders for such purpose (the “Company Recommendation”);

WHEREAS, the Board of Directors of the Company, on behalf of the Company, in its capacity as the managing member of Opco LLC, has (i) determined that this Agreement and the Transactions (including the Opco Merger) are fair to, and in the best interests of, Opco LLC and its members and (ii) approved and declared advisable this Agreement and the Transactions (including the Opco Merger);

WHEREAS, the Company, as the holder of more than a majority of the issued and outstanding Opco LLC Units, has adopted this Agreement concurrently with its execution (the “Opco Unitholder Approval”);

WHEREAS, concurrently with the execution and delivery of this Agreement, certain Company Stockholders have entered into voting and support agreements (collectively, the “Voting Agreements”), dated as of the date hereof, with Parent, pursuant to which, among other things, such Company Stockholders have agreed to vote such Company Stockholders’ shares of Class A common stock, par value $0.01 per share, of the Company (“Company Class A Common Stock”), Class B common stock, par value $0.01 per share, of the Company (the “Company Class B Common Stock”) and/or Units (as defined in the Opco LLC Agreement (as defined herein)) of Opco LLC (each, an “Opco LLC Unit”), as applicable, in favor of the adoption of this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, certain parties to the Tax Receivable Agreement, dated as of May 29, 2014, among the Company, certain members of Opco LLC and Bryan Sheffield (the “Tax Receivable Agreement”) are entering into an amendment thereto pursuant to Section 7.6 thereof, with such amendment substantially in the form attached hereto as Exhibit A (the “TRA Amendment”), which provides for the payment in full of the Early Termination Payment (as such term is defined in the Tax Receivable Agreement) on the Closing Date immediately after the Effective Time, on the terms set forth therein, and the termination of the Tax Receivable Agreement following such payment;

WHEREAS, for U.S. federal income tax purposes, (i) it is intended that the Integrated Mergers, taken together, constitute an integrated plan and qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) this Agreement is intended to constitute, and is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a); and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe certain conditions to the Mergers as specified herein;

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

THE MERGERS

Section 1.1 The Mergers.

(a) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub Inc. shall be merged with and into the Company. Following the First Company Merger, the separate corporate existence of Merger Sub Inc. shall cease, and the Company shall continue as the Surviving Corporation and a wholly-owned Subsidiary of Parent. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the applicable Parties shall file a certificate of merger (the “First Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), executed in accordance with the relevant provisions of the DGCL in connection with effecting the First Company Merger. The First Company Merger shall become effective at such time on the Closing Date as the Parties shall agree in writing and shall specify in the First Certificate of Merger (the time the First Company Merger becomes effective being the “Effective Time”).

(b) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Limited Liability Company Act of the State of Delaware (the “DLLCA”), at the Effective Time, simultaneously with the consummation of the First Company Merger, Opco Merger Sub LLC shall be merged with and into Opco LLC. Following the Opco Merger, the separate existence of Opco Merger Sub LLC shall cease, and Opco LLC shall continue as the Opco Surviving Company, a direct, partially- owned Subsidiary of the Surviving Corporation and a direct, partially-owned Subsidiary of Parent (and, following the Second Company Merger Effective Time, a direct, partially-owned Subsidiary of the Surviving Company and a direct, partially-owned Subsidiary of Parent) and an indirect wholly-owned Subsidiary of Parent. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date (and in any event substantially concurrently with the filing of the First Certificate of Merger with the Delaware Secretary of State), the applicable Parties shall file a certificate of merger (the “Opco Certificate of Merger”) with the Delaware Secretary of State, executed in accordance with the relevant provisions of the DLLCA in connection with effecting the Opco Merger. The Opco Merger shall become effective at the Effective Time as the Parties shall specify in the Opco Certificate of Merger.

(c) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the DLLCA, at the Second Company Merger Effective Time, the Surviving Corporation shall be merged with and into Merger Sub LLC. Following the Second Company Merger, the separate corporate existence of the Surviving Corporation shall cease, and Merger Sub LLC shall be the Surviving Company. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the applicable Parties shall file a certificate of merger (the “Second Certificate of Merger” and, together with the First Certificate of Merger and the Opco Certificate of Merger, the “Certificates of Merger”) with the Delaware Secretary of State, executed in accordance with the relevant provisions of the DGCL and DLLCA in connection with effecting the Second Company Merger. The Second Company Merger shall become effective one minute after the Effective Time (the time the Second Company Merger becomes effective being the “Second Company Merger Effective Time”) as the Parties shall specify in the Second Certificate of Merger.

Section 1.2 Closing. The closing of the Mergers (the “Closing”) shall take place on the second Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), at the offices of Gibson, Dunn & Crutcher LLP, 2001 Ross Avenue, Suite 2100, Dallas, Texas 75201, unless another date, time or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”. The Parties may complete the Closing on the Closing Date by electronic transfer of documents and signature pages to avoid the necessity of a physical Closing. None of the Transactions described in Section 1.1 above shall be completed unless all of them are completed substantially concurrently in accordance with the terms of this Agreement.

Section 1.3 Effects of the Mergers. The Mergers shall have the effects set forth in this Agreement and in the relevant provisions of the DGCL and the DLLCA, as applicable. Without limiting the generality of the foregoing, and subject thereto, (a) at the Effective Time, (i) all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub Inc. shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub Inc. shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation and (ii) all the property, rights, privileges, powers and franchises of each of Opco LLC and Opco Merger Sub LLC shall vest in the Opco Surviving Company, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of Opco LLC and Opco Merger Sub LLC shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Opco Surviving Company and (b) at the Second Company Merger Effective Time, all the property, rights, privileges, powers and franchises of each of the Surviving Corporation and Merger Sub LLC shall vest in the Surviving Company, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Surviving Corporation and Merger Sub LLC shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Company.

Section 1.4 Organizational Documents.

(a) At the Effective Time, (i) by virtue of the First Company Merger and without any further action on the part of Parent, the Company, Merger Sub Inc. or any other Person, the Company Charter shall be amended so that it reads in its entirety the same as the certificate of incorporation of Merger Sub Inc. as in effect immediately prior to the Effective Time (except that all references therein to Merger Sub Inc. shall be automatically amended to become references to the Surviving Corporation), and as so amended shall be the certificate of incorporation of the Surviving Corporation, subject to Section 5.8(a), until thereafter amended in accordance with its terms and as provided by applicable Law; (ii) by virtue of the First Company Merger and without any further action on the part of Parent, the Company, Merger Sub Inc. or any other Person, the Company Bylaws shall be amended so that they read in their entirety the same as the bylaws of Merger Sub Inc. as in effect immediately prior to the Effective Time (except that all references therein to Merger Sub Inc. shall be automatically amended to become references to the Surviving Corporation), and as so amended shall be the bylaws of the Surviving Corporation, subject to Section 5.8(a), until thereafter amended in accordance with their terms and the certificate of incorporation of the Surviving Corporation and as provided by applicable Law; and (iii) by virtue of the Opco Merger and without any further action on the part of Parent, the Company, Opco LLC, Opco Merger Sub LLC or any other Person, the certificate of formation of Opco LLC and the Fourth Amended and Restated Limited Liability Company Agreement of Opco LLC, dated as of July 22, 2019, as amended prior to the date hereof, by and among Opco LLC and the Members (as such term is defined therein) from time to time party thereto (the “Opco LLC Agreement”) shall continue in full force and effect, without any amendment thereto, and shall be the certificate of formation and limited liability company agreement, respectively, of the Opco Surviving Company, subject to Section 5.8(a), until thereafter amended in accordance with their respective terms and as provided by applicable Law.

(b) As of the Second Company Merger Effective Time, by virtue of the Second Company Merger and without any further action on the part of Parent, the Surviving Corporation, Merger Sub LLC or any other Person, the certificate of formation and limited liability company agreement of Merger Sub LLC in effect as of immediately prior to the Second Company Merger Effective Time shall be the certificate of formation and limited liability company agreement, respectively, of the Surviving Company from and after the Second Company Merger Effective Time, subject to Section 5.8(a), until thereafter amended as provided therein or by applicable Law.

Section 1.5 Directors. From and after the Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with applicable Law, the directors of Merger Sub Inc. immediately prior to the Effective Time shall be the directors of the Surviving Corporation.

Section 1.6 Officers. From and after the Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with applicable Law, (i) the officers of Merger Sub Inc. immediately prior to the Effective Time shall be the officers of the Surviving Corporation and (ii) the officers of Opco Merger Sub LLC immediately prior to the Effective Time shall be the officers of the Opco Surviving Company. From and after the Second Company Merger Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with applicable Law, the officers of Merger Sub LLC immediately prior to the Second Company Merger Effective Time shall be the officers of the Surviving Company.

Section 1.7 Parent Board Composition. Prior to the Effective Time, Parent shall take all necessary corporate action so that, upon and after the Effective Time, the size of the Parent Board is increased by two members, and, prior to the Closing, each of Matt Gallagher and A.R. Alameddine (each, in such capacity, a “New Board Designee”) are appointed to the Parent Board to fill the vacancies on the Parent Board created by such increase; provided that, in the event a New Board Designee is either unwilling or unable to serve as a member of the Parent Board at the time of such appointment, then another member of the Company Board that is determined by the Parent Board in good faith to be independent with respect to his or her service on the Parent Board and is mutually agreed between the Company and Parent shall be appointed to fill such vacancy on the Parent Board in lieu of such New Board Designee. Parent, through the Parent Board, shall take all necessary action to nominate such new directors for election to the Parent Board in the proxy statement relating to the first annual meeting of the Parent Stockholders following the Closing. The Parent Board (or an authorized committee thereof) will, in a manner consistent with its ordinary policies and practices, appoint each New Board Designee to a committee of the Parent Board within 90 days following the Closing Date.

ARTICLE II

EFFECT ON THE CAPITAL STOCK AND OTHER EQUITY INTERESTS OF THE

CONSTITUENT ENTITIES; EXCHANGE OF CERTIFICATES

Section 2.1 Conversion of Company Capital Stock.

(a) At the Effective Time, by virtue of the First Company Merger and without any action on the part of the Company, Parent, Merger Sub Inc. or the holders of any shares of capital stock of the Company, Parent or Merger Sub Inc.:

(i) Subject to Section 2.4(f), each share of Company Class A Common Stock issued and outstanding immediately prior to the Effective Time (excluding any Excluded Shares and any unvested Company Restricted Stock Awards that do not vest by their terms as a result of the consummation of the Mergers) (the “Eligible Shares”) shall thereupon be converted into and become exchangeable for 0.1252 (the “Exchange Ratio”) shares of Parent Common Stock (the “Company Merger Consideration”). As of the Effective Time, all such shares of Company Class A Common Stock shall no longer be outstanding, automatically be cancelled, cease to exist, and thereafter only represent the right to receive the Company Merger Consideration, any dividends or other distributions payable pursuant to Section 2.4(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.4(f), in each case to be issued or paid in accordance with Section 2.4, without interest.

(ii) Each share of Company Class A Common Stock held in the treasury of the Company or owned, directly or indirectly, by Parent or Merger Sub Inc. immediately prior to the Effective Time (collectively, “Excluded Shares”) shall automatically be cancelled and cease to exist, and no consideration shall be delivered in exchange therefor.

(iii) Each share of common stock, par value $0.01 per share, of Merger Sub Inc. issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(iv) The Exchange Ratio shall be adjusted to reflect fully the appropriate effect of any stock split, split-up, reverse stock split, stock dividend or distribution of securities convertible into Company Class A Common Stock or Parent Common Stock, or any reorganization, recapitalization, reclassification or other like change with respect to the Company Class A Common Stock, the Company Class B Common Stock or the Parent Common Stock, in each case having a record date occurring on or after the date of this Agreement and prior to the Effective Time; provided, that nothing in this Section 2.1(a)(iv) shall be construed to permit the Company or Parent to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.

(b) At the Second Company Merger Effective Time, by virtue of the Second Company Merger and without any action on the part of Parent, the Surviving Corporation, Merger Sub LLC or the holders of any shares of capital stock or other equity interests of Parent, the Surviving Corporation or Merger Sub LLC, each share of common stock of the Surviving Corporation issued pursuant to the First Company Merger and outstanding immediately prior to the Second Company Merger Effective Time shall automatically be cancelled and retired and cease to exist, and no consideration shall be delivered in exchange therefor, and Parent shall continue as the sole member of the Surviving Company.

Section 2.2 Conversion of Opco LLC Units and Cancellation of Company Class B Common Stock.

(a) At the Effective Time, by virtue of the First Company Merger (with respect to the Company Class B Common Stock) and the Opco Merger (with respect to the Opco LLC Units) and without any action on the part of Parent, the Company, Merger Sub Inc., Opco Merger Sub LLC, Opco LLC or the holders of any shares of capital stock or other equity interests of Parent, the Company, Merger Sub Inc., Opco Merger Sub LLC or Opco LLC:

(i) Subject to Section 2.4(f), each Opco LLC Unit issued and outstanding immediately prior to the Effective Time (other than any Excluded Opco LLC Unit), and all rights in respect thereof, shall be converted into the right to receive a number of shares of Parent Common Stock (the “Opco Exchange Ratio”) equal to the Exchange Ratio (the “Opco Merger Consideration” and, together with the Company Merger Consideration, the “Merger Consideration”). Each share of Company Class B Common Stock (together with the related Opco LLC Unit, an “Opco LLC Stapled Unit”) shall be automatically cancelled for no additional consideration as of the Effective Time, subject to the right of the holders of any Opco LLC Stapled Units to demand appraisal with respect to, and only with respect to, such holder’s shares of Company Class B Common Stock as contemplated by Section 2.6. The Opco Merger Consideration shall be delivered to the holders of Opco LLC Stapled Units as set forth on Exhibit B (the “Opco Schedule”), which may be updated by Opco LLC from time to time after the date hereof until the date that is three Business Days prior to the Closing Date to reflect transfers and exchanges in accordance with the Opco LLC Agreement, with such updates to be concurrently delivered to Parent. The parties agree that (A) Opco LLC shall be solely responsible for the preparation of the Opco Schedule and determination of the amount of Opco Merger Consideration to be delivered to each holder of Opco LLC Stapled Units as set forth therein, (B) Opco LLC shall prepare the Opco Schedule in accordance with and in compliance with all relevant terms of the Opco LLC Agreement and applicable Law, (C) Parent shall have the right to conclusively rely on the Opco Schedule without investigation or verification of the accuracy of the contents thereof and (D) Parent, the Surviving Company and the Opco Surviving Company shall not have any liability arising out of this Agreement to any Person for any errors or inaccuracies in the Opco Schedule. The issuance of Parent Common Stock by Parent, and the delivery thereof by the Opco Surviving Company or the Exchange Agent, in accordance with the Opco Schedule shall constitute full satisfaction of their respective obligations with respect to the issuance of the Opco Merger Consideration hereunder. As of the Effective Time, the Opco LLC Units (other than the Excluded Opco LLC Units) and shares of Company Class B Common Stock issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be cancelled and cease to exist, and each holder of such Opco LLC Units and shares of Company Class B Common Stock shall cease to have any rights with respect thereto, except for the right of such holder to receive the Opco Merger Consideration, any dividends or other distributions payable pursuant to Section 2.4(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.4(f), in each case to be issued or paid in accordance with Section 2.4, without interest.

(ii) Each Opco LLC Unit owned, directly or indirectly, by the Company or Parent or any of their respective Subsidiaries immediately prior to the Effective Time (collectively, “Excluded Opco LLC Units”) shall remain outstanding and unaffected by the Opco Merger.

(iii) Each unit of Opco Merger Sub LLC issued and outstanding immediately prior to the Effective Time shall be automatically exchanged for a number of units of the Opco Surviving Company equal to the number of Opco LLC Units (other than Excluded Opco LLC Units) issued and outstanding immediately prior to the Effective Time.

(b) The Opco Merger Consideration issuable in accordance with the terms of this Section 2.2 shall be in full satisfaction of all rights pertaining to the Opco LLC Units and any other equity interests of Opco LLC.

(c) The Opco Exchange Ratio shall be adjusted to reflect fully the appropriate effect of any unit split, split-up, reverse unit split, unit dividend or distribution of securities convertible into Opco LLC Units, or any reorganization, recapitalization, reclassification or other like change with respect to the Opco LLC Units, in each case having a record date occurring on or after the date of this Agreement and prior to the Effective Time; provided, that nothing in this Section 2.2(c) shall be construed to permit Opco LLC to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.

Section 2.3 Treatment of Company Equity-Based Awards.

(a) As of the Effective Time, automatically and without any required action on the part of the holder thereof:

(i) each vested Company RSU Award and vested Company PRSU Award (including any Company RSU Award or Company PRSU Award that vests by its terms as a result of the consummation of the Mergers, including as set forth in this Section 2.3(a)(i)) that is outstanding as of immediately prior to the Effective Time shall, at the Effective Time automatically, and without any action on the part of Parent, the Company or any holder thereof, be cancelled and converted into the right to receive a number of shares of Parent Common Stock (to be issued to the holder of such vested Company RSU Award or vested Company PRSU Award within 30 days following the Closing Date in accordance with the terms of the Company RSU Award or the Company PRSU Award, as applicable), rounded up or down to the nearest whole share, equal to the product of (A) the number of shares of Company Class A Common Stock subject to such vested Company RSU Award or vested Company PRSU Award immediately prior to the Effective Time, and (B) the Exchange Ratio; provided, however, notwithstanding anything to the contrary (x) in any Company RSU Award held by a non-employee member of the Company Board (a “Director Award”), all Director Awards will become fully vested as a result of the consummation of the Mergers and be treated as vested Company RSU Awards pursuant to this Section 2.3(a)(i) or (y) in any Company PRSU Award or Company Restricted Stock Award that contains performance-based vesting criteria (collectively, “Company Performance Awards”), all Company Performance Awards will be deemed to have become vested pursuant to their terms based on deemed achievement of the maximum level of performance applicable to such Company Performance Award as of the date immediately prior to the Effective Time and shall be treated as vested Company PRSU Awards pursuant to this Section 2.3(a)(i) or, with respect to such Company Restricted Stock Awards, as set forth in Section 2.1(a)(i);

(ii) each unvested Company RSU Award (excluding any Company RSU Award that vests by its terms as a result of the consummation of the Mergers) that is outstanding as of immediately prior to the Effective Time shall be converted on the same terms and conditions (including time-based vesting conditions) applicable to such unvested Company RSU Award under the applicable Company Plan and Company Award Agreement as of immediately prior to the Effective Time into the right to receive a time-based restricted stock unit of Parent covering a number of shares of Parent Common Stock, rounded up or down to the nearest whole share, equal to the product of (A) the number of shares of Company Class A Common Stock subject to such unvested Company RSU Award immediately prior to the Effective Time and (B) the Exchange Ratio; and

(iii) each unvested Company Restricted Stock Award (excluding any Company Restricted Stock Award that vests by its terms as a result of the Mergers, including as set forth in Section 2.3(a)(i), which shall be treated as set forth in Section 2.1(a)(i)) that is outstanding as of immediately prior to the Effective Time shall be converted on the same terms and conditions (including time-based vesting conditions) applicable to such Company Restricted Stock Award under the applicable Company Plan and Company Award Agreement as of immediately prior to the Effective Time into the right to receive time-based restricted shares of Parent Common Stock, rounded up or down to the nearest whole share, equal to the product of (A) the number of shares of Company Class A Common Stock subject to such Company Restricted Stock Award immediately prior to the Effective Time and (B) the Exchange Ratio.

(b) The Company and Parent shall each take, or cause to be taken, all action necessary, as applicable, to provide for the treatment of the Company Stock Awards as set forth in the foregoing provisions of this Section 2.3.

(c) As of the Effective Time, Parent shall assume the Parsley Energy, Inc. 2014 Long Term Incentive Plan, as amended and the Jagged Peak Energy 2017 Long Term Incentive Plan, including (i) all of the obligations with respect to the Company Stock Awards, as cancelled or converted as set forth in the foregoing provisions of this Section 2.3 and (ii) with respect to any number of shares (as adjusted pursuant to the Exchange Ratio) that remain (or may again become) available for future issuance thereunder (“Remaining Company Plan Shares”), subject to any limitations under applicable Law or any applicable securities exchange listing requirements. In addition, as soon as practicable following the Effective Time, Parent shall file with the SEC one or more appropriate registration statements with respect to all converted Company Stock Awards under this Section 2.3 and all Parent Common Stock that may be issued in connection with such converted Company Stock Awards and the Remaining Company Plan Shares.

(d) For the avoidance of doubt, the payment of all amounts payable pursuant to this Section 2.3 shall be subject to appropriate withholding (as applicable) for Taxes in accordance with Section 2.5.

Section 2.4 Exchange and Payment for Company Common Stock.

(a) Prior to the Effective Time, Parent shall deposit (or cause to be deposited) with a bank or trust company designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), in trust for the benefit of (i) holders of Eligible Shares and (ii) holders of Opco LLC Stapled Units identified on the Opco Schedule, book-entry shares (or certificates if requested) representing the shares of Parent Common Stock issuable pursuant to Section 2.1(a)(i) or Section 2.2(a)(i), as applicable. In addition, Parent shall make available by depositing with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or distributions payable pursuant to Section 2.4(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.4(f). All shares of Parent Common Stock, dividends, distributions and cash deposited with the Exchange Agent for the benefit of holders of Eligible Shares and holders of Opco LLC Stapled Units are hereinafter referred to as the “Exchange Fund.” The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued in exchange for Eligible Shares and Opco LLC Stapled Units pursuant to this Agreement out of the Exchange Fund. Except as contemplated by this Section 2.4(a), Section 2.4(d) and Section 2.4(f), the Exchange Fund shall not be used for any other purpose.

(b) As soon as reasonably practicable after the Effective Time, the Surviving Company and the Opco Surviving Company shall cause the Exchange Agent to mail to (i) each holder of record of a certificate (a “Certificate”) that immediately prior to the Effective Time represented outstanding Eligible Shares that were converted into the right to receive the Company Merger Consideration, any dividends or distributions payable pursuant to Section 2.4(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.4(f) and (ii) each holder of Opco LLC Stapled Units identified on the Opco Schedule as entitled to receive the Opco Merger Consideration, any dividends or distributions payable pursuant to Section 2.4(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.4(f) (A) a form of letter of transmittal (which, with respect to holders of Certificates, shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such Person shall pass, only upon proper delivery of the Certificates to the Exchange Agent), which letter shall be in customary form and contain such other provisions as Parent or the Exchange Agent may reasonably specify, and (B) instructions for use in effecting the surrender of such Certificates or Opco LLC Stapled Units, as applicable, in exchange for the Company Merger Consideration or Opco Merger Consideration, respectively, any dividends or other distributions payable pursuant to Section 2.4(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.4(f). Upon surrender of a Certificate to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as the Exchange Agent may reasonably require, the holder of such Certificate shall be entitled to receive in exchange for the Eligible Shares formerly represented by such Certificate (1) that number of whole shares of Parent Common Stock (after taking into account all Eligible Shares then held by such holder under all Certificates so surrendered) to which such holder of Eligible Shares shall have become entitled pursuant to Section 2.1(a)(i) (which shall be in uncertificated book-entry form unless a physical certificate is requested), (2) any dividends or other distributions payable pursuant to Section 2.4(d) and (3) any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.4(f), and the Certificate so surrendered shall forthwith be cancelled. Upon delivery by a holder of Opco LLC Stapled Units of such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as the Exchange Agent may reasonably require, to the Exchange Agent, the holder of such Opco LLC Stapled Units shall be entitled to receive in exchange for such Opco LLC Stapled Units (1) that number of whole shares of Parent

Common Stock to which such holder of Opco LLC Stapled Units shall have become entitled pursuant to Section 2.2(a)(i) (which shall be in uncertificated book-entry form unless a physical certificate is requested), (2) any dividends or other distributions payable pursuant to Section 2.4(d) and (3) any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.4(f). As promptly as practicable after the Effective Time and in any event not later than the third Business Day thereafter, the Surviving Company shall cause the Exchange Agent to issue and send to each holder of uncertificated Eligible Shares represented by book entry (“Book-Entry Shares”) (x) that number of whole shares of Parent Common Stock to which such holder of Book-Entry Shares shall have become entitled pursuant to the provisions of Section 2.1(a)(i) (which shall be in book-entry form unless a physical certificate is requested), (y) any dividends or other distributions payable pursuant to Section 2.4(d) and (z) any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.4(f), without such holder being required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent, and such Book-Entry Shares shall then be cancelled. No interest will be paid or accrued on any unpaid dividends and distributions or cash in lieu of fractional shares, if any, payable to holders of Certificates, Book-Entry Shares or Opco LLC Stapled Units. Until surrendered as contemplated by this Section 2.4, each Certificate, Book-Entry Share or Opco LLC Stapled Unit shall be deemed after the Effective Time to represent only the right to receive the Company Merger Consideration or Opco Merger Consideration, as applicable, payable in respect thereof, any dividends or other distributions payable pursuant to Section 2.4(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.4(f).

(c) If payment of the Company Merger Consideration or the Opco Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate, Book-Entry Share or Opco LLC Stapled Unit (as applicable) is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share or Opco LLC Stapled Unit shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Company Merger Consideration or Opco Merger Consideration (as applicable) to a Person other than the registered holder of such Certificate, Book-Entry Share or Opco LLC Stapled Unit or shall have established to the satisfaction of Parent that such Tax is not applicable.

(d) (i) No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to (A) the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock that the holder thereof has the right to receive upon the surrender thereof, and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 2.4(f), in each case until the holder thereof shall surrender such Certificate in accordance with this Article II or (B) the holder of any Opco LLC Stapled Unit with respect to the shares of Parent Common Stock that the holder thereof has the right to receive upon the surrender thereof, and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 2.4(f), in each case until the holder thereof shall deliver to the Exchange Agent a duly completed and validly executed letter of transmittal in accordance with this Article II. Following the surrender of a Certificate by a record holder of Eligible Shares or the delivery of a duly completed and validly executed letter of transmittal by a holder of Opco LLC Stapled Units, as applicable, in each case in accordance with this Article II, there shall be paid to such holder, without interest, (1) promptly after such surrender, the amount of any dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.4(f) and (2) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

    (ii) Notwithstanding anything in the foregoing to the contrary, holders of Book-Entry Shares who are entitled to receive shares of Parent Common Stock under this Article II shall be paid (A) at the time of payment of such Parent Common Stock by the Exchange Agent under Section 2.4(b), the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.4(f) and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the time of such payment by the Exchange Agent under Section 2.4(b) and a payment date subsequent to the time of such payment by the Exchange Agent under Section 2.4(b) payable with respect to such whole shares of Parent Common Stock.

(e) The Merger Consideration or Opco Merger Consideration (as applicable), any dividends or other distributions payable pursuant to Section 2.4(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.4(f) issued and paid in accordance with the terms of this Article II shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Company Class A Common Stock formerly represented by such Certificates, the Book-Entry Shares or the Opco LLC Stapled Units, as applicable. At the Effective Time, (i) the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Company Class A Common Stock or Company Class B Common Stock that were outstanding immediately prior to the Effective Time, and (ii) the transfer books of Opco LLC shall be closed and there shall be no further registration of transfers of the Opco LLC Units that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Company or the Exchange Agent for transfer or transfer is sought for Book-Entry Shares or Opco LLC Stapled Units, such Certificates, Book-Entry Shares or Opco LLC Stapled Units shall be cancelled and exchanged as provided in this Article II, subject to applicable Law in the case of Dissenting Shares.

(f) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, Book-Entry Shares or Opco LLC Stapled Units, no dividends or other distributions with respect to the Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former stockholder of the Company or former member of Opco LLC who otherwise would be entitled to receive a fractional share of Parent Common Stock an amount in cash (without interest) determined by multiplying (i) the fraction of a share of Parent Common Stock which such holder would otherwise be entitled to receive (taking into account all shares of Company Class A Common Stock or Opco LLC Stapled Units, as applicable, held at the Effective Time by such holder and rounded to the nearest thousandth when expressed in decimal form) pursuant to Section 2.1(a)(i) or Section 2.2(a)(i), as applicable, by (ii) the per share volume weighted average price of Parent Common Stock for the five consecutive trading days immediately prior to the Closing Date as reported by Bloomberg, L.P.

(g) Any portion of the Exchange Fund that remains undistributed to the holders of Certificates, Book-Entry Shares or Opco LLC Stapled Units 180 days after the Effective Time shall be delivered to the Surviving Company, upon demand, and any remaining holders of Certificates or Book-Entry Shares (except to the extent representing Excluded Shares) or Opco LLC Stapled Units (except to the extent representing Excluded Opco LLC Units) shall thereafter look only to the Surviving Company, as general creditors thereof, for payment of the Company Merger Consideration or Opco Merger Consideration (as applicable), any unpaid dividends or other distributions payable pursuant to Section 2.4(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.4(f) (subject to abandoned property, escheat or other similar Laws), without interest.

(h) Notwithstanding anything to the contrary in this Section 2.4, none of Parent, the Surviving Corporation, the Surviving Company, the Opco Surviving Company, the Exchange Agent or any other Person shall be liable to any Person in respect of shares of Parent Common Stock, dividends or other distributions with respect thereto or cash in lieu of fractional shares of Parent Common Stock properly delivered to a public official pursuant to any applicable abandoned property, escheat or other similar Laws.

(i) The Exchange Agent shall invest any cash included in the Exchange Fund as reasonably directed by Parent on a daily basis. Any interest and other income resulting from such investments in amounts in excess of the amounts payable hereunder shall be paid to Parent on demand at any time and from time to time. Parent or the Surviving Company shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Certificates, Book-Entry Shares or Opco LLC Stapled Units pursuant to this Agreement. To the extent, for any reason, the amount in the Exchange Fund is below that required to make prompt payment of the aggregate cash payments contemplated by this Article II, Parent shall promptly replace, restore or supplement the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make the payment of the aggregate cash payments contemplated by this Article II.

(j) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent and the Exchange Agent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in such amount as Parent or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Company with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Company Merger Consideration payable in respect thereof, any dividends or other distributions payable pursuant to Section 2.4(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.4(f).

Section 2.5 Withholding Rights.

(a) Each of the Parent Parties, the Surviving Corporation, the Surviving Company, the Opco Surviving Company, the Company, Opco LLC and the Exchange Agent shall be entitled to deduct and withhold, or cause to be deducted and withheld, from the consideration otherwise payable to any holder of Eligible Shares, Opco LLC Stapled Units or Company Stock Awards, as applicable, such amounts as the Person making such payment is required to deduct and withhold under the Code or any provision of state, local or foreign tax Law (and, for the avoidance of doubt, to the extent deduction and withholding is required in respect of the delivery of any Parent Common Stock pursuant to this Agreement, a portion of the Parent Common Stock otherwise deliverable hereunder may be withheld). To the extent that amounts are so properly deducted or withheld and paid over to the relevant Governmental Entity, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction or withholding was made, and, if a portion of the Parent Common Stock otherwise deliverable to a Person is withheld hereunder, the relevant withholding party shall be treated as having sold such Parent Common Stock on behalf of such Person for an amount of cash equal to the fair market value thereof at the time of the required withholding (which fair market value shall be deemed to be the closing price of shares of Parent Common Stock on the NYSE on the Closing Date) and having paid such cash proceeds to the appropriate Governmental Entity.

(b) Opco LLC shall use commercially reasonable efforts to deliver to Parent at or prior to the Closing a properly executed certificate of non-foreign status, meeting the requirements of Code Sections 1445 and 1446(f) (and the applicable regulations thereunder), in a form reasonably acceptable to Parent, with respect to each holder of Opco LLC Units. Neither the Exchange Agent nor any Party shall be entitled to deduct and withhold, or cause to be deducted and withheld, any amount under Code Sections 1445 and 1446(f) from the consideration otherwise payable pursuant to this Agreement to any holder of Opco LLC Units (in respect of such Opco LLC Units) for which such a certificate of non-foreign status is provided; provided, that this Section 2.5(b) shall not be construed to restrict the rights of the Exchange Agent or any Party to withhold under Code Sections 1445 and 1446(f) in respect of a change in applicable tax law occurring after the date of this Agreement.

Section 2.6 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Class B Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and properly demands appraisal of such shares pursuant to Section 262 of the DGCL (“Dissenting Shares”) shall be treated in accordance with Section 262 of the DGCL. The Company shall serve prompt notice to Parent of any demands for appraisal of any shares of Company Class B Common Stock, attempted withdrawals of such notices or demands and any other instruments received by the Company relating to rights to appraisal, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent, make any payment with respect to, settle or offer to settle, or approve any withdrawal of any such demands. For the avoidance of doubt, (a) no dissenters’ or appraisal rights shall be available with respect to the Company Class A Common Stock or with respect to the Opco LLC Units and (b) appraisal rights shall be limited to an appraisal, pursuant to Section 262 of the DGCL, solely of the fair value of the Company Class B Common Stock, as such.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY PARTIES

Except (i) as and to the extent disclosed in the Company SEC Documents filed or furnished with the SEC on or after January 1, 2019 and publicly available prior to the date of this Agreement (other than any disclosures set forth in any risk factor section, in any section relating to forward looking statements and any other disclosures included therein to the extent they are predictive, cautionary or forward-looking in nature) (the “Filed Company SEC Documents”) or (ii) as set forth in the corresponding section or subsection of the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that the disclosure of any information in a particular section or subsection of the Company Disclosure Letter shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on its face), the Company and Opco LLC (collectively, the “Company Parties”) represent and warrant to the Parent Parties as follows:

Section 3.1 Organization, Standing and Power.

(a) Each Company Party and its Subsidiaries is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all requisite entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except in the case of any Subsidiary of any Company Party (other than, with respect to the Company, Opco LLC), where the failure to be so organized or in good standing or to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each Company Party and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has previously made available to Parent true and complete copies of the Company’s certificate of incorporation (the “Company Charter”) and bylaws (the “Company Bylaws”) and the certificate of formation of Opco LLC and the Opco LLC Agreement, in each case as amended to the date of this Agreement (together with the Company Charter and the Company Bylaws, the “Company Organizational Documents”), and each of the Company Organizational Documents as so made available is in full force and effect. Neither the Company nor Opco LLC is in violation of any provision of the Company Organizational Documents.

Section 3.2 Capital Stock.

(a) The authorized capital stock of the Company consists of 600,000,000 shares of Company Class A Common Stock, 125,000,000 shares of Company Class B Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share, of the Company (the “Company Preferred Stock”). As of the close of business on October 16, 2020 (the “Measurement Date”), (i) 378,663,211 shares of Company Class A Common Stock (excluding treasury shares) were issued and outstanding (including 672,918 shares subject to outstanding Company Restricted Stock Awards), (ii) 34,201,316 shares of Company Class B Common Stock (excluding treasury shares) were issued and outstanding, (iii) 34,201,316 Opco LLC Units and 34,201,316 shares of Company Class B Common Stock were issued and outstanding and not held by the Company or any of its Subsidiaries, (iv) 378,663,211 Opco LLC Units were issued and outstanding and held by the Company, (v) 746,082 shares of Company Class A Common Stock and no shares of Company Class B Common Stock were held by the Company in its treasury, (vi) no shares of Company Preferred Stock were issued and outstanding or held by the Company in its treasury, (vii) 18,948,335 shares of Company Class A Common Stock were reserved for issuance pursuant to the Company Plans (of which (A) 2,069,723 shares were subject to outstanding Company RSU Awards and (B) 1,598,332 shares were subject to outstanding Company PRSU Awards (assuming maximum levels of performance are achieved)) and (viii) 34,201,316 shares of Company Class A Common Stock are available for issuance in exchange for Opco LLC Units (together with the corresponding shares of Company Class B Common Stock).

(b) All outstanding shares of capital stock of the Company are, and all shares reserved for issuance will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights. No shares of capital stock of the Company are owned by any Subsidiary of the Company. All outstanding shares of capital stock and other voting securities or equity interests of each Subsidiary of the Company have been duly authorized and validly issued and are fully paid, nonassessable and not subject to any preemptive rights. All outstanding shares of capital stock and other voting securities or equity interests of each such Subsidiary (other than Opco LLC) are owned, directly or indirectly, by Opco LLC, free and clear of all pledges, claims, liens, charges, options, rights of first refusal, encumbrances and security interests of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership) (collectively, “Liens”), other than transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities Laws or as set forth in the Company Organizational Documents.

(c) As of the close of business on the Measurement Date, neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of the Company or such Subsidiary on any matter. Except as set forth above in Section 3.2(a) and except for changes since the close of business on the Measurement Date resulting from the settlement of Company RSU Awards or Company PRSU Awards, in each case in accordance with their terms as in effect on the Measurement Date or the date of such later issuance, or resulting from any issuance after the date of this Agreement permitted by Section 5.1(a), there are no outstanding: (i) shares of capital stock or other voting securities or equity interests of the Company, (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of the Company or other voting securities or equity interests of the Company or any of its Subsidiaries, (iii) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of the Company or any of its Subsidiaries or other equity equivalent or equity-based awards or rights, (iv) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock of the Company or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries or rights or interests described in the preceding clause (iii) or (v) obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities.

(d) Except for the Voting Agreements and the Company Organizational Documents, there are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries.

(e) Section 3.2(e) of the Company Disclosure Letter sets forth a true and complete list of all directors and officers of the Company that are holders (“D&O Award Holders”), as of the close of business on the Measurement Date, of outstanding Company RSU Awards, Company PRSU Awards, Company Restricted Stock Awards and other similar rights to purchase or receive shares of Company Class A Common Stock or similar rights granted under the Company Plans or otherwise (collectively, “Company Stock Awards”), indicating as applicable, with respect to each such D&O Award Holder, (i) any outstanding Company Stock Award held by such D&O Award Holder, (ii) the type of award granted to such D&O Award Holder, (iii) the number of shares of Company Class A Common Stock subject to such Company Stock Award, (iv) the name of the plan under which such Company Stock Award was granted, (v) the date of grant, exercise or purchase price, vesting schedule, payment schedule (if different from the vesting schedule) and expiration date thereof, and (vi) whether (and to what extent) the vesting of such Company Stock Award will be accelerated or otherwise adjusted in any way or any other terms will be triggered or otherwise adjusted in any way by the consummation of the Transactions or by the termination of employment or engagement or change in position of such D&O Award Holder following or in connection with the Mergers.

(f) Section 3.2(f) of the Company Disclosure Letter sets forth a true and complete list of the name of each holder of Opco LLC Units and the number of Opco LLC Units held by such holder, in each case, as of the Measurement Date. All of the Opco LLC Units held by the Company are held free and clear of all Liens, other than transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities Laws or as set forth in the Opco LLC Agreement. The rate at which each Opco LLC Unit (together with one share of Company Class B Common Stock) may be exchanged for shares of Company Class A Common Stock pursuant to the terms of the Opco LLC Agreement is one for one.

Section 3.3 Subsidiaries. Section 3.3 of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company, including its jurisdiction of incorporation or formation. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries or any Oil and Gas Properties, the Company does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any such equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, nor is it under any obligation to provide funds to, make any material loan, capital contribution, guarantee, credit enhancement or other material investment in, or assume any liability or obligation of, any Person.

Section 3.4 Authority.

(a) Each Company Party has all necessary corporate or limited liability company power and authority to execute, deliver and perform its obligations under this Agreement and, subject to the receipt of the Company Stockholder Approval, to consummate the Transactions. The execution, delivery and performance of this Agreement by the Company Parties and the consummation by the Company Parties of the Transactions have been duly authorized by all necessary corporate or limited liability company action on the part of the Company Parties and no other corporate or limited liability company proceedings on the part of the Company Parties are necessary to approve this Agreement or to consummate the Transactions, subject, in the case of the consummation of the Integrated Mergers, to the approval and adoption of this Agreement and the Transactions by the holders of at least a majority of the outstanding shares of Company Class A Common Stock and Company Class B Common Stock, voting together as one class (the “Company Stockholder Approval”). This Agreement has been duly executed and delivered by the Company Parties and, assuming the due authorization, execution and delivery by each Parent Party, constitutes a valid and binding obligation of each Company Party, enforceable against such Company Party in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity (collectively, “Creditors’ Rights”)).

(b) The Company Board, at a meeting duly called and held at which all directors of the Company were present, duly and unanimously adopted resolutions (i) declaring that this Agreement and the Transactions (including the Integrated Mergers) are fair to, and in the best interests of, the Company and the Company Stockholders, (ii) approving and declaring advisable this Agreement and the Transactions (including the Integrated Mergers), and (iii) recommending that the Company Stockholders approve and adopt this Agreement and the Transactions (including the Integrated Mergers), which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 5.2.

(c) The Board of Directors of the Company, on behalf of the Company, in its capacity as the managing member of Opco LLC, has adopted resolutions (i) determining that this Agreement and the Transactions

(including the Opco Merger) are fair to, and in the best interests of, Opco LLC and its members and (ii) approving and declaring advisable this Agreement and the Transactions (including the Opco Merger), which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 5.2.

(d) The Company Stockholder Approval and the Opco Unitholder Approval are the only votes of the holders of any class or series of the Company’s or Opco LLC’s capital stock or other securities required in connection with the consummation of the Transactions. No vote of the holders of any class or series of the Company’s or Opco LLC’s capital stock or other securities is required in connection with the consummation of any of the Transactions other than the First Company Merger and the Opco Merger.

Section 3.5 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by each of the Company Parties do not, and the consummation of the Transactions (with or without notice or lapse of time, or both) will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien (other than Permitted Liens) in or upon any of the properties, assets or rights of either Company Party or any of its Subsidiaries under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the Company Organizational Documents, (ii) any material bond, debenture, note, mortgage, indenture, guarantee, license, lease, purchase or sale order or other contract, commitment, agreement, instrument, obligation, arrangement, understanding, undertaking, permit, concession or franchise, whether written or oral (excluding, for the avoidance of doubt, all Oil and Gas Leases, Rights-of-Way and all other instruments constituting a Party’s chain of title to the Oil and Gas Properties or Rights-of-Way) (each, including all amendments thereto, a “Contract”) to which either Company Party or any of its Subsidiaries is a party or by which either Company Party or any of its Subsidiaries or any of their respective properties or assets may be bound or (iii) subject to the governmental filings and other matters referred to in Section 3.5(b), any federal, state, local or foreign law (including common law), statute, ordinance, rule, code, regulation, order, judgment, injunction, decree or other legally enforceable requirement (“Law”) or any rule or regulation of the NYSE applicable to the Company Parties or any of their Subsidiaries or by which the Company Parties or any of their Subsidiaries or any of their respective properties or assets may be bound, except as, in the case of clauses (ii) and (iii), as individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect (provided, that clause (D) of the definition of “Material Adverse Effect” shall be disregarded for purposes of this Section 3.5(a)).

(b) No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any federal, state, local or foreign government or subdivision thereof or any other governmental, administrative, judicial, legislative, executive, regulatory, instrumentality, agency, commission or body (each, a “Governmental Entity”) is required by or with respect to the Company Parties or any of their Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company Parties or the consummation by the Company Parties of the Transactions, except for (i) the filing of the pre-merger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) such filings and reports as may be required pursuant to the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and any other applicable state or federal securities, takeover and “blue sky” Laws, (iii) the filing of the Certificates of Merger with the Delaware Secretary of State as required by the DGCL and, to the extent applicable, the DLLCA, (iv) any filings and approvals required under the rules and regulations of the NYSE and (v) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect (provided, that clause (D) of the definition of “Material Adverse Effect” shall be disregarded for purposes of this Section 3.5(b)).

Section 3.6 SEC Reports; Financial Statements.

(a) The Company has filed with or furnished to the Securities and Exchange Commission (the “SEC”) on a timely basis all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by the Company on or after January 1, 2019 (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Company SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), including, in each case, the rules and regulations promulgated thereunder, and none of the Company SEC Documents contained, when filed (or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended), any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Company SEC Documents (i) have been prepared in a manner consistent with the books and records of the Company and its Subsidiaries, (ii) have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC), (iii) comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto and (iv) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC. Since January 1, 2020, the Company has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

(c) The Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information relating to the Company, including its consolidated Subsidiaries, required to be disclosed in the Company’s periodic and current reports under the Exchange Act is made known to the Company’s chief executive officer and its chief financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act. The chief executive officer and chief financial officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, his or her conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(d) The Company and its Subsidiaries have established and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is effective in providing reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of the Company’s internal control over financial reporting prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting which would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(e) Since January 1, 2020, (i) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company or any of its Subsidiaries.

(f) As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Company SEC Documents. To the knowledge of the Company, none of the Company SEC Documents is subject to ongoing review or outstanding SEC comment or investigation.

(g) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company SEC Documents.

(h) The Company is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act and (ii) the rules and regulations of the NYSE, in each case, that are applicable to the Company.

(i) No Subsidiary of the Company is required to file any form, report, schedule, statement or other document with the SEC.

Section 3.7 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, except (a) to the extent accrued or reserved against in the unaudited consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2020 included in the Quarterly Report on Form 10-Q filed by the Company with the SEC on August 6, 2020 (including the notes thereto) (without giving effect to any amendment thereto filed on or after the date hereof), (b) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since June 30, 2020, (c) liabilities under this Agreement or incurred in connection with the Transactions and (d) liabilities that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.8 Certain Information. None of the information supplied or to be supplied by or on behalf of the Company Parties for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Joint Proxy Statement will, at the date it is first mailed to Company Stockholders and to Parent Stockholders and at the time of the Company Stockholders Meeting and the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the first sentence of Section 4.8, the Joint Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no Company Party makes any representation or warranty with respect to statements included or incorporated by reference in the Form S-4 or the Joint Proxy Statement based on information supplied by or on behalf of the Parent Parties specifically for inclusion or incorporation by reference therein.

Section 3.9 Absence of Certain Changes or Events. Since June 30, 2020, (a) as of the date of this Agreement, the Company and its Subsidiaries have, in all material respects, conducted their businesses only in the ordinary course consistent with past practice; (b) there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect; (c) as of the date of this Agreement, neither the Company nor any of its Subsidiaries has suffered any material loss, damage, destruction or other casualty affecting any of its material properties or assets, whether or not covered by insurance; and (d) as of the date of this Agreement, none of the Company or any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Sections 5.1(a)(i), (ii), (iv), (v), (vi), (vii), (viii), (xii), (xix) or (xxiii) (solely as it relates to the foregoing Sections 5.1(a)(i), (ii), (iv), (v), (vi), (vii), (viii), (xii) or (xix)).

Section 3.10 Litigation. There is no action, suit, claim, arbitration, investigation, inquiry, grievance or other proceeding (each, an “Action”) pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, any of their respective properties or assets, or any present or former officer, director or employee of the Company or any of its Subsidiaries in such individual’s capacity as such, other than any Action that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 3.11 Compliance with Laws. The Company and each of its Subsidiaries are, and since January 1, 2019, have been, in compliance with all Laws (other than compliance with (i) ERISA and other Laws applicable to Company Plans and other employee benefit matters, which is addressed solely in Section 3.12, (ii) Environmental Laws, which is addressed solely in Section 3.14 and (iii) Tax Laws, which is addressed solely in Section 3.15) applicable to their businesses, operations, properties or assets, except where any non-compliance, individually or the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. None of the Company or any of its Subsidiaries has received, since January 1, 2019, a notice or other written communication alleging or relating to a possible violation of any Law applicable to their businesses, operations, properties or assets, except for such violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company and each of its Subsidiaries have in effect all permits, licenses, variances, exemptions, approvals, authorizations, consents, operating certificates, franchises, orders and approvals (collectively, “Permits”) of all Governmental Entities necessary for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, and, since January 1, 2019, there has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit, nor would any such revocation, non-renewal, adverse modification or cancellation result from the consummation of the Transactions, except where the failure to have in effect such Permits or such violation or default or other event, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.12 Benefit Plans.

(a) None of the Company, any of its Subsidiaries or any member of their Controlled Group has ever sponsored, maintained, contributed to or been required to contribute to or incurred any liability (contingent or otherwise) with respect to: (i) a “multiemployer plan” (within the meaning of ERISA section 3(37)), (ii) an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA (“Pension Plan”) that is subject to Title IV of ERISA or Section 412 of the Code, (iii) a Pension Plan which is a “multiple employer plan” as defined in Section 413 of the Code, or (iv) a “funded welfare plan” within the meaning of Section 419 of the Code.

(b) Section 3.12(a) of the Company Disclosure Letter contains a true and complete list of each “employee benefit plan” (within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA), “multiemployer plan” (within the meaning of ERISA section 3(37)), and all stock purchase, stock option, phantom stock or other equity-based plan, severance, employment, collective bargaining, change-in-control, fringe benefit, bonus, incentive, deferred compensation, supplemental retirement, health, life, or disability insurance, dependent care and all other employee benefit and compensation plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the Transactions or otherwise), whether written or oral, under which any current or former employee, director or consultant of the Company or its Subsidiaries (or any of their dependents) has any present or future right to compensation or benefits or that the Company or its Subsidiaries sponsors or maintains, is making contributions to or has any present or future liability or obligation (contingent or otherwise) or with respect to which it is otherwise bound (collectively, the “Company Plans”). The Company has provided or made available to Parent a current, accurate and complete copy of each Company Plan, or if such Company Plan is not in written form, a written summary of all of the material terms of such Company Plan. With respect to each Company Plan, the Company has furnished or made available to Parent a current, accurate and complete copy of, to the extent applicable: (i) any related trust agreement or other funding instrument, (ii) the most recent determination letter of the Internal Revenue Service (the “IRS”), (iii) the most recent summary plan description, summary of material modifications since the date of the most recent summary plan description, and other similar material written communications (or a written description of any material oral communications) since January 1, 2019 to the employees of the Company or its Subsidiaries concerning the extent of the benefits provided thereunder, and (iv) for the three most recent years (A) the Form 5500 and attached schedules, (B) audited financial statements, and (C) actuarial valuation reports.

(c) With respect to the Company Plans:

(i) each Company Plan complies in all material respects in form and in operation with its terms and the applicable provisions of ERISA and the Code and all other applicable legal requirements;

(ii) no non-exempt prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code has occurred with respect to any Company Plan, and all contributions required to be made under the terms of any Company Plan have been timely made;

(iii) each Company Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and nothing has occurred since the date of such letter that would reasonably be expected to cause the loss of the sponsor’s ability to rely upon such letter, and nothing has occurred that would reasonably be expected to result in the loss of the qualified status of such Company Plan;

(iv) there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation (the “PBGC”), the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of the Company, threatened, relating to the Company Plans, any fiduciaries thereof with respect to their duties to the Company Plans or the assets of any of the trusts under any of the Company Plans (other than routine claims for benefits) nor are there facts or circumstances that exist that could reasonably give rise to any such Actions;

(v) none of the Company, its Subsidiaries or any member of their Controlled Group has incurred any direct or indirect liability under ERISA, the Code or other applicable Laws in connection with the termination of, withdrawal from or failure to fund, any Company Plan or other retirement plan or arrangement, and no fact or event exists that would reasonably be expected to give rise to any such liability;

(vi) the Company and its Subsidiaries do not maintain any Company Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code) that has not been administered and operated in all material respects in compliance with the applicable requirements of Section 601, et seq. of ERISA and Section 4980B(b) of the Code or other applicable similar Law regarding health care coverage continuation (collectively “COBRA”) and the Patient Protection and Accountability Act, as amended (the “PPACA”), and the Company and its Subsidiaries are not subject to any liability, including additional contributions, fines, assessable payments, penalties or loss of Tax deduction as a result of such administration and operation;

(vii) none of the Company Plans currently provides, or reflects or represents any liability to provide post-termination or retiree welfare benefits to any Person for any reason, except as may be required by COBRA, and none of the Company, its Subsidiaries or any members of their Controlled Group has any liability to provide post-termination or retiree welfare benefits to any Person or ever represented, promised or contracted to any employee or former employee of the Company (either individually or to the Company’s employees as a group) or any other Person that such employee(s) or other Person would be provided with post-termination or retiree welfare benefits, except to the extent required by statute or except with respect to a contractual obligation to reimburse any premiums such Person may pay in order to obtain health coverage under COBRA;

(viii) each Company Plan is subject exclusively to United States Law; and

(ix) the execution and delivery of this Agreement and the consummation of the Transactions will not, either alone or in combination with any other event, (A) entitle any current or former employee, officer, director or consultant of the Company or any of its Subsidiaries to severance pay, unemployment compensation or any other similar termination payment, or (B) accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due any such employee, officer, director or consultant.

(d) Neither the Company nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan (including any Company Plan) that may reasonably be expected to result, separately or in the aggregate, in connection with the Transactions (either alone or in combination with any other events), in the payment of any “parachute payments” within the meaning of Section 280G of the Code. There is no agreement, plan or other arrangement to which any of the Company or any of its Subsidiaries is a party or by which any of them is otherwise bound to compensate any Person in respect of Taxes or other liabilities incurred with respect to Section 409A or 4999 of the Code.

(e) Each Company Plan that constitutes in any part a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code (a “Nonqualified Deferred Compensation Plan”) subject to Section 409A of the Code has been operated and maintained in all material respects in compliance with Section 409A of the Code and the regulations and other administrative guidance promulgated thereunder (the “409A Authorities”).

Section 3.13 Labor Matters.

(a) As of the date hereof, no employee of the Company or any of its Subsidiaries is covered by an effective or pending collective bargaining agreement or similar labor agreement or represented by a labor union or similar representative. To the knowledge of the Company, there has not been any activity since January 1, 2019 on behalf of any labor union, labor organization or similar employee group to organize any employees of the Company or any of its Subsidiaries. There are no (i) unfair labor practice charges or complaints against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any other labor relations tribunal or authority and to the knowledge of the Company no such representations, claims or petitions are threatened, (ii) representation claims or petitions pending before the National Labor Relations Board or any other labor relations tribunal or authority or (iii) grievances or pending arbitration proceedings against the Company or any of its Subsidiaries that arose out of or under any collective bargaining agreement, in each case, except such matters as, individually or in the aggregate, have not been and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Since January 1, 2019, there has not been, and as of the date of this Agreement there is not pending or, to the knowledge of the Company, threatened, any labor dispute, work stoppage, labor strike or lockout against the Company or any of its Subsidiaries by its employees.

(b) The Company and its Subsidiaries are in compliance in all respects with all Laws respecting employment and employment practices, terms and conditions of employment, collective bargaining, disability, immigration, health and safety, wages, hours and benefits, non-discrimination in employment, overtime classification, classification of employees and independent contractors, workers’ compensation and the collection and payment of withholding and/or payroll Taxes and similar Taxes, except where such noncompliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. During the preceding three years, (i) neither the Company nor any of its Subsidiaries has effectuated a “plant closing” (as defined in the Worker Adjustment Retraining and Notification Act of 1988, as amended (the “WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) in connection with the Company or any of its Subsidiaries affecting any site of employment or one or more facilities or operating units within any site of employment or facility and (iii) neither the Company nor any of its Subsidiaries has engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign Law.

(c) With respect to any current or former employee, officer, consultant or other service provider of the Company, there are no actions against the Company or any of its Subsidiaries pending, or to the Company’s knowledge, threatened to be brought or filed, in connection with the employment or engagement of any current or former employee, officer, consultant or other service provider of the Company, including any claim relating to employment discrimination, harassment, retaliation, equal pay, employment classification or any other employment related matter arising under applicable Laws, except where such action, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(d) Except with respect to any Company Plan (which subject is addressed in Section 3.12 above), the execution and delivery of this Agreement and the consummation of the Transactions will not result in any breach or violation of, or cause any payment to be made under, any applicable Laws respecting labor and employment or any collective bargaining agreement to which the Company or any of its Subsidiaries is a party.

Section 3.14 Environmental Matters. Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect:

(a) Each of the Company and its Subsidiaries (i) is and, for the past five years, has been in compliance with applicable Environmental Laws, including with respect to all Permits required under Environmental Laws for the conduct of its business (“Environmental Permits”), and (ii) has received all Environmental Permits. Such Environmental Permits were validly issued and are in full force and effect, and all applications, notices or other documents have been timely filed to effect timely renewal, issuance or reissuance of such Environmental Permits. To the knowledge of the Company, all Environmental Permits are expected to be issued or reissued on a timely basis on such terms and conditions as would reasonably be expected to enable the Company and its Subsidiaries to continue to conduct their operations in a manner substantially similar to the manner in which such operations are presently conducted.

(b) No Environmental Claim is pending or, to the knowledge of the Company, threatened against either the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received written notice of any Environmental Claim against any Person whose liability for the Environmental Claim has been retained or assumed either contractually or by operation of Law by the Company or any of its Subsidiaries.

(c) There have been no Releases of Hazardous Materials at any property currently or, to the knowledge of the Company, formerly owned, operated or otherwise used by the Company or any of its Subsidiaries or, to the knowledge of the Company, by any predecessors of the Company or of any Subsidiary of the Company, which Releases have resulted or would reasonably be expected to result in liability to the Company or its Subsidiaries under Environmental Law. Neither the Company nor any of its Subsidiaries has handled, stored, transported, disposed of, arranged for or permitted the disposal of, or Released any Hazardous Materials in a manner that has resulted or would reasonably be expected to result in liability to the Company or its Subsidiaries under Environmental Law.

(d) There have been no environmental investigations, studies, audits or other analyses conducted during the past five years by or on behalf of, or that are in the possession of the Company or its Subsidiaries addressing material environmental matters with respect to any property owned, operated, or otherwise used by any of them that have not been delivered or otherwise made available to Parent prior to the date hereof.

(e) For purposes of this Agreement:

(i) “Environment” means any (A) air (whether ambient outdoor or indoor), (B) surface water, (C) drinking water, (D) groundwater, (E) wetland, (F) land surface, (G) subsurface strata, (H) soil, (I) sediment, (J) plant or animal life, (K) any other natural resources and (L) the sewer and septic systems servicing real property or physical buildings or structures, in the case of clause (L), owned by the Company or its Subsidiaries, in the case of the representations and warranties set forth in Article III, or Parent and its Subsidiaries, in the case of the representations and warranties set forth in Article IV.

(ii) “Environmental Claim” means, with respect to any Person, any claim, cause of action, suit, proceeding, investigation, notice, demand letter or subpoena by any other Person alleging potential liability (including potential liability for investigatory costs, cleanup or remediation costs, governmental or third party response costs, natural resource damages, property damage, personal injuries, fines or penalties) based on or resulting from (A) the presence or Release of any Hazardous Materials at any location, whether or not owned or operated by such Person or any of its Subsidiaries or (B) any violation of any Environmental Law.

(iii) “Environmental Law” means any Law or any binding agreement, memorandum of understanding or consent order issued or entered by or with any Governmental Entity or Person relating to: (A) protection of the Environment, (B) protection of human health and safety, to the extent related to exposure to any Hazardous Materials or (C) the handling, use, labeling, processing, storage, treatment, disposal, transport, Release, threatened Release, investigation, removal or remediation of any Hazardous Materials.

(iv) “Hazardous Materials” means any material or waste that is regulated under or subject to any Environmental Law, including toxic mold, petroleum or any fraction thereof, natural gas, natural gas liquids, asbestos or asbestos-containing material, polychlorinated biphenyls, per- and poly fluoroalkyl substances, lead paint, insecticides, fungicides, rodenticides, pesticides and herbicides.

(v) “Release” means any release, spill, emission, escape, leak, pumping, injection, emptying, pouring, dumping, deposit, disposal (including the abandonment or discarding of barrels, containers or other receptacles containing Hazardous Materials), discharge, dispersal, or leaching or migration into the Environment.

Section 3.15 Taxes.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect:

(i) (A) all Tax Returns required by applicable Law to be filed by or on behalf of the Company or any of its Subsidiaries have been prepared and timely filed in accordance with all applicable Laws (after giving effect to any extensions of time in which to make such filings), (B) any and all Taxes due and payable by the Company and its Subsidiaries have been paid in full, (C) the Company and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid and (D) as of the time of filing, all such Tax Returns were true and complete in all material respects (other than, in the case of clause (A), (B) or (C) hereof, with respect to any Taxes or Tax Returns (or positions taken therein) which are being contested, or for which any position has been taken, in good faith and for which adequate reserves are reflected on the most recent balance sheet of the Company included in the Company SEC Documents, as adjusted for operations in the ordinary course of business consistent with past practice since the date of such balance sheet);

(ii) there are no Liens for Taxes on any assets or properties of the Company or any of its Subsidiaries, except for statutory Liens for Taxes not yet delinquent or being contested in good faith (and for which adequate accruals or reserves have been established on the most recent balance sheet of the Company included in the Company SEC Documents);

(iii) there are no Actions now pending or now threatened in writing against or with respect to the Company or any of its Subsidiaries (including a notice of deficiency or proposed judgment) with respect to any Tax;

(iv) neither the Company nor any of its Subsidiaries has granted any currently effective extension or waiver of the limitation period with respect to the assessment or collection of any Tax;

(v) no claim which has resulted or could reasonably be expected to result in an obligation to pay Taxes has been made in the last three years by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that such Person is or may be subject to taxation by that jurisdiction;

(vi) neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person (other than Taxes of the Company or its Subsidiaries) (A) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax Law), (B) as a transferee or successor or (C) by Contract (other than pursuant to any Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Tax (e.g., leases, credit agreements or other commercial agreements) or as provided in the Opco LLC Agreement (in respect of a potential “imputed underpayment” within the meaning of Code Section 6225));

(vii) neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying or intended to qualify for tax-free treatment, in whole or in part, under Section 355 of the Code in the two years prior to the date of this Agreement;

(viii) neither the Company nor any of its Subsidiaries has participated in, or is currently participating in, a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2); and

(ix) neither the Company nor any of its Subsidiaries (A) is a party to or bound by any material Tax sharing, Tax indemnity, or Tax allocation agreement or (B) has any liability or potential liability to another party under any such agreement, in each case other than pursuant to any such agreement or arrangement solely between or among any of the Company and its Subsidiaries, the Tax Receivable Agreement, the Opco LLC Agreement (in respect of a potential “imputed underpayment” within the meaning of Code Section 6225) or any other customary partnership indemnification provisions in any partnership or limited liability company agreement of any Company Subsidiary.

(b) The Company is not an “investment company” within the meaning of Section 368(a)(2)(F)(iii) of the Code.

(c) The Company has not taken or agreed to take any action, and is not aware, after reasonable diligence, of the existence of any fact or circumstance, that could reasonably be expected to prevent or impede the Integrated Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 3.16 Contracts.

(a) Section 3.16(a) of the Company Disclosure Letter, together with the Contracts identified on the lists of exhibits to the Company SEC Documents, lists each Contract of the following types to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound as of the date hereof:

(i) any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Exchange Act;

(ii) any Contract that (A) materially limits the ability of the Company or any of its Subsidiaries (or, following the consummation of the Transactions, would reasonably be expected to materially limit the ability of Parent or any of its Subsidiaries, including the Surviving Company or the Opco Surviving Company) to compete in any line of business or with any Person or in any geographic area (including any Contract containing any area of mutual interest (but excluding areas of mutual interest under joint operating agreements), joint bidding area, joint acquisition area or non-compete or similar type of restriction), (B) materially restricts the right of the Company or any of its Subsidiaries (or, following the consummation of the Transactions, would reasonably be expected to materially limit the ability of Parent or any of its Subsidiaries, including the Surviving Company or the Opco Surviving Company) to sell to or purchase from any Person any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets, or (C) grants the other party or any third Person “most favored nation” status with respect to any material obligation (other than pursuant to customary royalty pricing provisions in Oil and Gas Leases or customary preferential rights in joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of the Company or any of its Subsidiaries);

(iii) any material joint venture, partnership or limited liability agreement, other than any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of the Company or any of its Subsidiaries;

(iv) any Contract that constitutes a commitment of the Company or any of its Subsidiaries relating to Indebtedness and having an outstanding principal amount in excess of $35,000,000, other than agreements solely between or among the Company and its Subsidiaries;

(v) any Contract involving any pending acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests for aggregate consideration (in one or a series of transactions) under such Contract of $35,000,000 or more (other than acquisitions or dispositions of inventory or the purchase or sale of Hydrocarbons, in each case, in the ordinary course of business consistent with past practice);

(vi) any Contract that by its terms calls for aggregate payment or receipt by the Company and its Subsidiaries under such Contract of more than $35,000,000 over the remaining term of such Contract;

(vii) any Contract pursuant to which the Company or any of its Subsidiaries has continuing indemnification, guarantee, “earn-out” or other similar contingent payment obligations, in each case that would reasonably be expected to result in payments in excess of $35,000,000;

(viii) any Contract that obligates the Company or any of its Subsidiaries to make any future capital commitment, loan or expenditure in an amount in excess of $35,000,000, other than customary joint operating agreements, unit operating agreements or continuous development obligations under Oil and Gas Leases;

(ix) any Contract between the Company or any of its Subsidiaries, on the one hand, and any Affiliate thereof other than any Subsidiary of the Company, on the other hand; provided, that, solely for purposes of clause (ix) of this Section 3.16(a), the term “Affiliate” shall exclude any portfolio company of Quantum Energy Partners or any of its affiliated investment funds;

(x) any Contract that requires the consent of a third party in connection with the consummation of the Transactions or that would or would reasonably be expected to prevent, materially delay or impair, or otherwise be affected by, the consummation of the Transactions (including, in each case, due to a provision relating to a “change of control”);

(xi) each joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar contract requiring the Company or any of its Subsidiaries to make expenditures that would reasonably be expected to exceed $35,000,000 in the aggregate during the 12-month period following the date of this Agreement, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;

(xii) each Contract for any Derivative Transaction with a notional value in excess of $35,000,000;

(xiii) any Contract that contains a “take-or-pay” clause or any similar material prepayment or forward sale arrangement or obligation (excluding “gas balancing” arrangements associated with customary joint operating agreements) to deliver Hydrocarbons at some future time without then or thereafter receiving full payment therefor;

(xiv) each Contract that is a transportation, gathering, processing, purchase, sale, storage or other arrangement downstream of the wellhead to which the Company or any of its Subsidiaries is a party involving (A) the transportation, gathering, processing, purchase, sale or storage of more than 75 MMcf of gaseous Hydrocarbons per day, or 5,000 barrels of liquid Hydrocarbons per day, or (B) that provides for (i) an acreage dedication in excess of 5,000 gross surface acres, (ii) a minimum volume commitment in excess of 50 MMcf of gaseous Hydrocarbons per day or 5,000 barrels of liquid Hydrocarbons per day or (iii) a capacity reservation fee (x) that has a remaining term of greater than 60 days and does not allow the Company or such Subsidiary to terminate it without penalty on 60 days’ (or less) notice and (y) that could reasonably be expected to result in the payment by the Company or any of its Subsidiaries of an amount in excess of $35,000,000 over the remaining term of such agreement;

(xv) each Contract to which the Company or any of its Subsidiaries is a party for the purchase, sale, swap or exchange of minerals or mineral rights having a value in excess of $35,000,000, in each case, for which such purchase, sale, swap or exchange of minerals or mineral rights remain pending (and excluding, for the avoidance of doubt, the purchase and sale of Hydrocarbons in the ordinary course of business consistent with past practices);

(xvi) any Contract (other than Oil and Gas Leases) pursuant to which the Company or any of its Subsidiaries has paid amounts associated with any Production Burden in excess of $35,000,000 in the aggregate during the immediately preceding fiscal year which will be binding on the Company or any of its Subsidiaries following the consummation of the Transactions or with respect to which the Company reasonably expects that it and/or one of its Subsidiaries will make payments associated with any Production Burden in any of the next three succeeding fiscal years that could, based on current projections, exceed $35,000,000 in the aggregate in any such year; or

(xvii) each Contract for lease of personal property or real property (other than Oil and Gas Properties) involving payments in excess of $35,000,000 in any calendar year or aggregate payments in excess of $125,000,000 that is not terminable without penalty or other liability to the Company (other than any ongoing obligation pursuant to such contract that is not caused by any such termination) within 90 days, other than Contracts related to drilling rigs.

Each contract of the type described in clauses (i) through (xvii) is referred to herein as a “Company Material Contract.”

(b) Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect (provided, that clause (D) of the definition of “Material Adverse Effect” shall be disregarded for purposes of this Section 3.16(b)) (i) each Company Material Contract is valid and binding on the Company and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and (ii) there is no pending or unresolved default under any Company Material Contract by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto, and no event or condition has occurred that remains pending or unresolved that constitutes, or, after notice or lapse of time or both, would reasonably be expected to constitute, a default on the part of the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto under any such Company Material Contract, nor has the Company or any of its Subsidiaries received any notice of any such default, event or condition. The Company has made available to Parent true and complete copies of all Company Material Contracts.

Section 3.17 Insurance. The Company and each of its Subsidiaries are covered by valid and currently effective insurance policies issued in favor of the Company or one or more of its Subsidiaries that are customary and adequate for companies of similar size in the industries and locations in which the Company and its Subsidiaries operate. With respect to each material insurance policy issued in favor of the Company or any of its Subsidiaries, or pursuant to which the Company or any of its Subsidiaries is a named insured or otherwise a beneficiary, as well as each historic incurrence-based policy still in force, (a) such policy is in full force and effect and all premiums due thereon have been paid, (b) neither the Company nor any of its Subsidiaries is in breach or default, and has not taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default, or would permit termination or modification of, any such policy and (c) to the knowledge of the Company, no insurer issuing any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation. No notice of cancellation or termination has been received with respect to any such policy, nor will any such cancellation or termination result from the consummation of the Transactions.

Section 3.18 Properties.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of its Subsidiaries has good and valid title to, or valid leasehold or other ownership interest or rights in, each of the material real properties (except for any of the Company’s or any its Subsidiaries’ Oil and Gas Properties, which are subject to Section 3.25 and shall not constitute a Company Property for the purposes of this Agreement) reflected as an asset on the most recent balance sheet of the Company included in the Company SEC Documents (each, a “Company Property”), in each case free and clear of all Liens, defects or imperfections, except for Permitted Liens or Liens, defects or imperfections which do not and would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the real properties to which they relate in the conduct of the business of the Company and each of its Subsidiaries as presently conducted. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received written notice to the effect that there are any condemnation, expropriation or other proceedings that are pending or, to the knowledge of the Company, threatened with respect to any material portion of any of the Company Properties.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy any Company Property or any portion thereof, (ii) there are no outstanding options, rights of first offer or rights of first refusal to purchase any Company Property or any portion thereof or interest therein, (iii) there are no boundary disputes relating to any Company Property and no encroachments materially and adversely affecting the use of any Company Property and (iv) with respect to each Company Property, all material buildings, structures, fixtures and improvements are in all respects adequate and sufficient and in satisfactory condition to support the operations of the Company and each of its Subsidiaries as presently conducted.

(c) Each lease pursuant to which the Company or one of its Subsidiaries has a leasehold interest in the Company Properties, to the knowledge of the Company, is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, except for such failure to be in full force and effect that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.19 Intellectual Property. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, either the Company or a Subsidiary of the Company owns, or is licensed or otherwise possesses adequate rights to use (in the manner and to the extent it has used the same), all Intellectual Property of any kind used in their respective businesses as currently conducted (collectively, the “Company Intellectual Property”). Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (a) there are no pending or, to the knowledge of the Company, threatened claims by any Person alleging infringement, misappropriation, dilution, or other violation by the Company or any of its Subsidiaries of the Intellectual Property of any Person; (b) the conduct of the businesses of the Company and its Subsidiaries has not infringed, misappropriated, diluted, or otherwise violated and does not infringe, misappropriate, dilute, or otherwise violate any Intellectual Property of any Person; (c) neither the Company nor any of its Subsidiaries has made any claim of infringement, misappropriation or other violation by others of its rights to or in connection with the Company Intellectual Property; (d) to the knowledge of the Company, no Person is infringing, misappropriating or diluting any Company Intellectual Property; (e) the Company and its Subsidiaries have taken reasonable steps to protect the confidentiality of their trade secrets and the security of their computer systems and networks; and (f) the consummation of the Transactions will not result in the loss of, or give rise to any right of any third party to terminate, any of the Company’s or any of its Subsidiaries’ rights or obligations under, any agreement under which the Company or any of its Subsidiaries grants to any Person, or any Person grants to the Company or any of its Subsidiaries, a license or right under or with respect to any Company Intellectual Property.

Section 3.20 State Takeover Statutes. As of the date hereof and at all times on or prior to the Effective Time, the Company Board has taken all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the timely consummation of the First Company Merger and the other Transactions and will not restrict, impair or delay the ability of Parent or the Surviving Corporation, after the Effective Time, to vote or otherwise exercise all rights as a stockholder of the Company. No “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (collectively, “Takeover Laws”) (assuming the accuracy of the representation and warranties set forth in Section 4.31) or any similar anti-takeover provision in the Company Charter or Company Bylaws is, or at the Effective Time will be, applicable to this Agreement, the First Company Merger or any of the other Transactions.

Section 3.21 No Rights Plan. As of the date of this Agreement, there is no stockholder rights plan, “poison pill,” anti-takeover plan or other similar device in effect to which the Company is a party or is otherwise bound.

Section 3.22 Related Party Transactions. No Related Party of the Company is a party to any Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets or has any interest in any property owned by the Company or any of its Subsidiaries or has engaged in any transaction with any of the foregoing within the last 12 months, in each case, that is of a type that would be required to be disclosed in the Company SEC Documents pursuant to Item 404 of Regulation S-K (a “Company Affiliate Transaction”) that has not been so disclosed. No Related Party of the Company or any of its Subsidiaries owns, directly or indirectly, on an individual or joint basis, any controlling interest in, or serves as an officer or director or in another similar capacity of, any supplier or other independent contractor of the Company or any of its Subsidiaries, or any organization which has a Contract with the Company or any of its Subsidiaries.

Section 3.23 Certain Payments. Neither the Company nor any of its Subsidiaries (nor, to the knowledge of the Company, any of their respective directors, executives, representatives, agents or employees) (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

Section 3.24 Rights-of-Way. Each of the Company and its Subsidiaries has such, easements, rights-of-way, permits and licenses from each Person (collectively, “Rights-of-Way”) as are sufficient to conduct its business in the manner currently conducted, except for such Rights-of-Way the absence of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and its Subsidiaries conducts its business in a manner that does not violate any of the Rights-of-Way and no unresolved event has occurred that allows, or after notice or lapse of time would reasonably be expected to allow, revocation or termination thereof or would reasonably be expected to result in any impairment of the rights of the holder of any such Rights-of-Way, except for such violations, revocations, terminations and impairments that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. All pipelines operated by the Company and its Subsidiaries are subject to Rights-of-Way or are located on real property owned or leased by the Company, and there are no gaps (including any gap arising as a result of any breach by the Company or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.25 Oil and Gas Matters.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, and except for (i) property sold or otherwise disposed of in the ordinary course of business since the date of the letter prepared by Netherland, Sewell & Associates, Inc. (the “Company Independent Petroleum Engineers”) auditing the Company’s internally prepared reserve report relating to the Company interests referred to therein as of December 31, 2019 (the “Company Reserve Report Letter”), (ii) property reflected in the Company Reserve Report Letter or in the Filed Company SEC Documents as having been sold or otherwise disposed of, other than sales, exchanges, swaps or dispositions after the date hereof in accordance with Section 5.1(a) or (iii) Oil and Gas Leases that have expired or terminated in accordance with the terms thereof on a date on or after the date hereof, the Company and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Company Reserve Report Letter and in each case as attributable to interests owned (or purported to be held or owned) by the Company and its Subsidiaries. For purposes of the foregoing sentence, “good and defensible title” means that the Company’s or one or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing Date) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) that (1) entitles the Company (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Company Reserve Report Letter of all Hydrocarbons produced from such Oil and Gas Properties throughout the life of such Oil and Gas Properties except, in each case, for (x) any decreases in connection with those operations in which the Company or any of its Subsidiaries may elect after the date hereof to be a non-consenting co-owner, (y) any decreases resulting from the establishment or amendment, after the date hereof, of pools or units, and (z) decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries, (2) obligates the Company (or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Company Reserve Report Letter for such Oil and Gas Properties except, in each case, for (x) increases that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Oil and Gas Properties, and (y) increases resulting from contribution requirements with respect to defaulting or non-consenting co-owners under applicable operating agreements or Laws that are accompanied by a proportionate (or greater) net revenue interest in such Oil and Gas Properties and (3) is free and clear of all Liens, defects and imperfections, except for Permitted Liens and Liens, defects and imperfections which, individually or in the aggregate, would not reasonably be expected to materially impair the continued use and operation of the Oil and Gas Properties to which they relate in the conduct of business of the Company and each of its Subsidiaries as presently conducted.

(b) Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the factual, non-interpretive data supplied to the Company Independent Petroleum Engineers by or on behalf of the Company and its Subsidiaries for purposes of auditing the Company’s internally prepared reserve report and preparing the Company Reserve Report Letter that was material to such firm’s audit of the Company’s internally prepared estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of the Company and its Subsidiaries in connection with the preparation of the Company Reserve Report Letter was, as of the time provided, accurate in all respects. Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the oil and gas reserve estimates of the Company set forth in the Company Reserve Report Letter are derived from reports that have been prepared by the Company in accordance with customary industry practices, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of the Company at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Report Letter that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) all delay rentals, shut-in royalties and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases of the Company or any of its Subsidiaries have been properly and timely paid, (ii) all Production Burdens with respect to any Oil and Gas Properties owned or held by the Company or any of its Subsidiaries have been timely and properly paid (in each case, except such Production Burdens (x) as are being currently paid prior to delinquency in the ordinary course of business, (y) currently held as suspense funds or (z) the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established) and (iii) none of the Company or any of its Subsidiaries (and, to the Company’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by the Company or any of its Subsidiaries.

(d) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, all proceeds from the sale of Hydrocarbons attributable to the Company’s and its Subsidiaries’ interests in the Oil and Gas Properties are being received by them in a timely manner and are not being held in suspense (by the Company, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions for recently drilled Wells.

(e) All of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of the Company and its Subsidiaries or otherwise associated with an Oil and Gas Property of the Company or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable contracts entered into by the Company or any of its Subsidiaries related to such wells and applicable Law, and all drilling and completion (and plugging and abandonment) of such wells and all related development, production and other operations have been conducted in compliance with all applicable Law except, in each case, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(f) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, none of the material Oil and Gas Properties of the Company or its Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the consummation of the Transactions.

(g) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, to the Company’s knowledge, there are no Wells that constitute a part of the Company’s or its Subsidiaries’ Oil and Gas Properties for which the Company or any of its Subsidiaries has received a notice, claim, demand or order from any Governmental Entity notifying, claiming, demanding or requiring that such Well(s) be temporarily or permanently plugged and abandoned that remains pending or unresolved.

(h) As of the date of this Agreement, there is no outstanding authorization for expenditure or similar request or invoice for funding or participation under any agreement or contract which are binding on the Company, its Subsidiaries or any of the Company’s or its Subsidiaries’ Oil and Gas Properties and which the Company reasonably anticipates will individually require expenditures by the Company or its Subsidiaries in excess of $10,000,000 (net to Company’s or its Subsidiaries’ interest).

Section 3.26 Derivative Transactions.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, all Derivative Transactions entered into by the Company or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions.

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and each of its Subsidiaries have duly performed in all respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and there are no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

(c) The Filed Company SEC Documents accurately summarize, in all material respects, the outstanding positions under any Derivative Transaction of the Company and its Subsidiaries, including Hydrocarbon and financial positions under any Derivative Transaction of the Company attributable to the production and marketing of the Company and its Subsidiaries, as of the dates reflected therein. Section 3.26(c) of the Company Disclosure Letter lists, as of the date of this Agreement, all Derivative Transactions to which the Company or any of its Subsidiaries is a party.

Section 3.27 Regulatory Matters.

(a) The Company is not (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b) All natural gas pipeline systems and related facilities constituting the Company’s and its Subsidiaries’ properties are (i) “gathering facilities” that are exempt from regulation by the U.S. Federal Energy Regulatory Commission (“FERC”) under the Natural Gas Act of 1938, 15 U.S.C. § 717 et. seq. (the “Natural Gas Act”) and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.

Section 3.28 Brokers. No broker, investment banker, financial advisor or other Person, other than Credit Suisse Securities (USA) LLC and Wells Fargo Securities LLC (the “Company Financial Advisors”), the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company Parties or any of their Affiliates. The Company has furnished to Parent a true and complete copy of any Contract between the Company and the Company Financial Advisors pursuant to which the Company Financial Advisors could be entitled to any payment from the Company of any of its Subsidiaries relating to the Transactions.

Section 3.29 Opinions of Financial Advisors. The Company has received the oral opinion of each of the Company Financial Advisors, to the effect that, based upon and subject to the various assumptions made, procedures followed, qualifications, limitations and other matters considered, in connection with the preparation of each such opinion, as of the date of the opinion, the Exchange Ratio and the Opco Exchange Ratio are fair, from a financial point of view, to the holders of shares of Company Class A Common Stock, in respect of their shares of Company Class A Common Stock, and to the holders of Company Class B Common Stock, in respect of their Opco LLC Stapled Units, respectively. A copy of the written opinion of each Company Financial Advisor confirming its oral opinion will promptly be provided to Parent solely for informational purposes following the execution of this Agreement and the receipt thereof by the Company and it is agreed that such opinions are for the benefit of the Company Board and may not be relied upon by Parent, Merger Sub Inc., Merger Sub LLC, Opco Merger Sub LLC or any other Person.

Section 3.30 No Other Representations or Warranties.

(a) Except for the representations and warranties contained in this Article III and the corresponding representations and warranties set forth in the Company’s officers’ certificate to be delivered pursuant to Section 6.2(c), each Parent Party acknowledges that no Company Party nor any other Person on behalf of a Company Party makes any other express or implied representation or warranty with respect to the Company Parties or any of their Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) with respect to any other information provided to any of the Parent Parties in connection with this Agreement or the Transactions, and the Company Parties hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, no Company Party nor any other Person on behalf of the Company makes or has made any representation or warranty, except for the representations and warranties made by the Company Parties in this Article III and the corresponding representations and warranties set forth in the Company’s officers’ certificate to be delivered pursuant to Section 6.2(c), to any Parent Party or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to any Company Party or its respective Subsidiaries or its businesses; or (ii) any oral or written information presented to any Parent Party or any of their respective Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Transactions. No Company Party nor any other Person will have or be subject to any liability to any Parent Party or any other Person resulting from the distribution to any Parent Party, or any Parent Party’s use of, any such information, including any information, documents, projections, forecasts or other material made available to the Parent Parties in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions. Notwithstanding the foregoing, nothing in this Section 3.30 shall limit any Parent Party’s remedies with respect to claims of Fraud arising from or relating to the express written representations and warranties made by the Company Parties in this Article III and the corresponding representations and warranties set forth in the Company’s officers’ certificate to be delivered pursuant to Section 6.2(c).

(b) Notwithstanding anything contained in this Agreement to the contrary, the Company Parties acknowledge and agree that no Parent Party nor any other Person on behalf of Parent has made or is making any representations or warranties relating to any Parent Party or their respective Subsidiaries whatsoever, express or implied, beyond those expressly given by the Parent Parties in Article IV, including any implied representation or warranty as to the accuracy or completeness of any information regarding any Parent Party furnished or made available to the Company Parties or any of their Representatives, and that the Company Parties have not relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, the Company Parties acknowledge that, except for the representations and warranties contained in this Article III and the corresponding representations and warranties set forth in the Company’s officers’ certificate to be delivered pursuant to Section 6.2(c), no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company Parties or any of their Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

Except (i) as and to the extent disclosed in the Parent SEC Documents filed or furnished with the SEC on or after January 1, 2019 and publicly available prior to the date of this Agreement (other than any disclosures set forth in any risk factor section, in any section relating to forward looking statements and any other disclosures included therein to the extent they are predictive, cautionary or forward-looking in nature) (the “Filed Parent SEC Documents”) or (ii) as set forth in the corresponding section or subsection of the disclosure letter delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”) (it being agreed that the disclosure of any information in a particular section or subsection of the Parent Disclosure Letter shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on its face), Parent, Merger Sub Inc., Merger Sub LLC and Opco Merger Sub LLC (collectively, the “Parent Parties”) represent and warrant to the Company Parties as follows:

Section 4.1 Organization, Standing and Power.

(a) Each Parent Party and its Subsidiaries is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and has all requisite entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except in the case of any Subsidiary of the Parent Parties, where the failure to be so organized or in good standing or to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each Parent Party and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Parent has previously made available to the Company true and complete copies of Parent’s certificate of incorporation (the “Parent Charter”) and bylaws (the “Parent Bylaws”) and the certificate of incorporation and by-laws (or comparable organizational documents) of each of the other Parent Parties, in each case as amended to the date of this Agreement (together with the Parent Charter and the Parent Bylaws, the “Parent Organizational Documents”), and each of the Parent Organizational Documents as so made available is in full force and effect. Neither Parent nor any of the other Parent Parties is in violation of any provision of the Parent Organizational Documents.

Section 4.2 Capital Stock.

(a) The authorized capital stock of Parent consists of 500,000,000 shares of Parent Common Stock and 100,000,000 shares of preferred stock, par value $0.01 per share, of Parent (the “Parent Preferred Stock”). As of the close of business on the Measurement Date, (i) 164,450,231 shares of Parent Common Stock (excluding treasury shares) were issued and outstanding (including 47,171 shares subject to outstanding Parent Restricted Stock Awards), (ii) 11,059,909 shares of Parent Common Stock were held by Parent in its treasury, (iii) no shares of Parent Preferred Stock were issued and outstanding or held by Parent in its treasury, (iv) 1,789,436 shares of Parent Common Stock were reserved for issuance pursuant to the Parent Plans (of which (A) 971,097 shares were subject to outstanding Parent RSU Awards, (B) 704,114 shares were subject to outstanding Parent PRSU Awards (assuming maximum levels of performance are achieved) and (C) 114,225 shares were subject to issuance upon exercise of outstanding Parent Stock Options) and (v) 15,661,971 shares of Parent Common Stock were reserved for issuance upon conversion of the Parent Convertible Notes.

(b) All outstanding shares of capital stock of Parent are, and all shares reserved for issuance will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights. The Parent Common Stock to be issued pursuant to this Agreement, when issued, will be validly issued, fully paid and nonassessable and not subject to preemptive rights. No shares of capital stock of Parent are owned by any Subsidiary of Parent. All outstanding shares of capital stock and other voting securities or equity interests of each Subsidiary of Parent have been duly authorized and validly issued and are fully paid, nonassessable and not subject to any preemptive rights. All outstanding shares of capital stock and other voting securities or equity interests of each such Subsidiary are owned, directly or indirectly, by Parent, free and clear of all Liens, other than transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities Laws or as set forth in the Parent Organizational Documents. Subject to the accuracy of the representations and warranties contained in Section 3.8, the Parent Common Stock to be issued pursuant to this Agreement, when issued, will be issued in compliance in all material respects with (A) applicable securities Laws and other applicable Law and (B) all requirements set forth in applicable Contracts.

(c) As of the close of business on the Measurement Date, neither Parent nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of Parent or such Subsidiary on any matter. Except as set forth above in Section 4.2(a) and except for changes since the close of business on the Measurement Date resulting from the settlement of Parent RSU Awards or Parent PRSU Awards or the settlement of Parent Stock Options under the Pioneer Natural Resources Company Employee Stock Purchase Plan, as amended, in each case in accordance with their terms as in effect on the Measurement Date or the date of such later issuance, or resulting from any issuance after the date of this Agreement permitted by Section 5.1(b), there are no outstanding (A) shares of capital stock or other voting securities or equity interests of Parent, (B) securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of Parent or other voting securities or equity interests of Parent or any of its Subsidiaries, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of Parent or any of its Subsidiaries or other equity equivalent or equity-based awards or rights, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from Parent or any of its Subsidiaries, or obligations of Parent or any of its Subsidiaries to issue, any shares of capital stock of Parent or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of Parent or any of its Subsidiaries or rights or interests described in the preceding clause (C) or (E) obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities.

(d) Except for the Parent Organizational Documents, there are no stockholder agreements, voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other voting securities or equity interests of Parent or any of its Subsidiaries.

(e) The authorized capital stock of Merger Sub Inc. consists of 1,000 shares of common stock, par value $0.01 per share, of which 100 shares are issued and outstanding, all of which shares are directly owned by Parent.

(f) All of the issued and outstanding limited liability company interests of each of Merger Sub LLC and Opco Merger Sub LLC are directly owned by Parent.

Section 4.3 Subsidiaries. Section 4.3 of the Parent Disclosure Letter sets forth a true and complete list of each Subsidiary of Parent, including its jurisdiction of incorporation or formation. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries or any Oil and Gas Properties, Parent does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any such equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, nor is it under any obligation to provide funds to, make any material loan, capital contribution, guarantee, credit enhancement or other material investment in, or assume any liability or obligation of, any Person.

Section 4.4 Authority.

(a) Each Parent Party has all necessary corporate or limited liability company power and authority to execute, deliver and perform its obligations under this Agreement and, subject to the receipt of the Parent Stockholder Approval, to consummate the Transactions. The execution, delivery and performance of this Agreement by the Parent Parties and the consummation by the Parent Parties of the Transactions have been duly authorized by all necessary corporate or limited liability company action on the part of the Parent Parties and no other corporate or limited liability company proceedings on the part of the Parent Parties are necessary to approve this Agreement or to consummate the Transactions, subject to the affirmative vote of the holders of a majority of the outstanding shares of Parent Common Stock represented in person or by proxy and entitled to vote on the matter at the Parent Stockholders Meeting approving the Stock Issuance, as required by Section 312.03 of the NYSE Listed Company Manual (the “Parent Stockholder Approval”). This Agreement has been duly executed and delivered by the Parent Parties and, assuming the due authorization, execution and delivery by each Company Party, constitutes a valid and binding obligation of each Parent Party, enforceable against each Parent Party in accordance with its terms, subject as to enforceability to Creditors’ Rights.

(b) The Parent Board, at a meeting duly called and held at which all directors of Parent were present, duly and unanimously adopted resolutions (i) determining that the Transactions (including the Mergers) are in the best interests of, and are advisable to, Parent and the Parent Stockholders, (ii) approving, adopting and declaring advisable this Agreement and the Transactions, (iii) directing that the Stock Issuance be submitted to the Parent Stockholders for approval at the Parent Stockholders Meeting and (iv) resolving to recommend that the Parent Stockholders approve the Stock Issuance, which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 5.2.

(c) The Parent Stockholder Approval is the only vote of the holders of any class or series of Parent’s capital stock or other securities required in connection with the consummation of the Transactions. No vote of the holders of any class or series of Parent’s capital stock or other securities is required in connection with the consummation of any of the Transactions other than the Stock Issuance.

Section 4.5 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by each of the Parent Parties do not, and the consummation of the Transactions (with or without notice or lapse of time, or both) will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien (other than Permitted Liens) in or upon any of the properties, assets or rights of the Parent Parties or any of their respective Subsidiaries under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the Parent Organizational Documents, (ii) any material Contract to which any Parent Party or any of their respective Subsidiaries is a party or by which the Parent Parties or any of their Subsidiaries or any of their respective properties or assets may be bound or (iii) subject to the governmental filings and other matters referred to in Section 4.5(b), any Law or any rule or regulation of the NYSE applicable to the Parent Parties or any of their respective Subsidiaries or by which the Parent Parties, any of their Subsidiaries or any of their respective properties or assets may be bound, except as, in the case of clauses (ii) and (iii), as individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect (provided, that clause (D) of the definition of “Material Adverse Effect” shall be disregarded for purposes of this Section 4.5(a)).

(b) No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any Governmental Entity is required by or with respect to the Parent Parties or any of their Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Parent Parties or the consummation by the Parent Parties of the Transactions, except for (i) the filing of the pre-merger notification report under the HSR Act, (ii) such filings and reports as may be required pursuant to the applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities, takeover and “blue sky” Laws, (iii) the filing of the Certificates of Merger with the Delaware Secretary of State as required by the DGCL and, to the extent applicable, the DLLCA, (iv) any filings and approvals required under the rules and regulations of the NYSE and (v) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect (provided, that clause (D) of the definition of “Material Adverse Effect” shall be disregarded for purposes of this Section 4.5(b)).

Section 4.6 SEC Reports; Financial Statements.

(a) Parent has filed with or furnished to the SEC on a timely basis all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by Parent on or after January 1, 2019 (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Parent SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, including, in each case, the rules and regulations promulgated thereunder, and none of the Parent SEC Documents contained, when filed (or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended), any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents (i) have been prepared in a manner consistent with the books and records of Parent and its Subsidiaries, (ii) have been prepared in accordance with GAAP, applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC), (iii) comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto and (iv) fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC. Since January 1, 2020, Parent has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law. The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

(c) Parent has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information relating to Parent, including its consolidated Subsidiaries, required to be disclosed in Parent’s periodic and current reports under the Exchange Act is made known to Parent’s chief executive officer and its chief financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act. The chief executive officer and chief financial officer of Parent have evaluated the effectiveness of Parent’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, his or her conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(d) Parent and its Subsidiaries have established and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is effective in providing reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation of Parent’s internal control over financial reporting prior to the date hereof, to Parent’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of Parent’s internal control over financial reporting which would reasonably be expected to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

(e) Since January 1, 2020, (i) neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any director, officer, employee, auditor, accountant or representative of Parent or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Parent Board or any committee thereof or to any director or officer of Parent or any of its Subsidiaries.

(f) As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Parent SEC Documents. To the knowledge of Parent, none of the Parent SEC Documents is subject to ongoing review or outstanding SEC comment or investigation.

(g) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent’s or such Subsidiary’s published financial statements or other Parent SEC Documents.

(h) Parent is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act and (ii) the rules and regulations of the NYSE, in each case, that are applicable to Parent.

(i) No Subsidiary of Parent is required to file any form, report, schedule, statement or other document with the SEC.

Section 4.7 No Undisclosed Liabilities. Neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, except (a) to the extent accrued or reserved against in the unaudited consolidated balance sheet of Parent and its Subsidiaries as of June 30, 2020 included in the Quarterly Report on Form 10-Q filed by Parent with the SEC on August 5, 2020 (including the notes thereto) (without giving effect to any amendment thereto filed on or after the date hereof), (b) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since June 30, 2020, (c) liabilities under this Agreement or incurred in connection with the Transactions and (d) liabilities that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.8 Certain Information. None of the information supplied or to be supplied by or on behalf of the Parent Parties for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Joint Proxy Statement will, at the date it is first mailed to Parent Stockholders and to Company Stockholders and at the time of the Parent Stockholders Meeting and the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the first sentence of Section 3.8, the Form S-4 and the Joint Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no Parent Party makes any representation or warranty with respect to statements included or incorporated by reference in the Form S-4 or the Joint Proxy Statement based on information supplied by or on behalf of the Company Parties specifically for inclusion or incorporation by reference therein.

Section 4.9 Absence of Certain Changes or Events. Since June 30, 2020, (a) as of the date of this Agreement, Parent and its Subsidiaries have, in all material respects, conducted their businesses only in the ordinary course consistent with past practice; (b) there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect; (c) as of the date of this Agreement, neither Parent nor any of its Subsidiaries has suffered any material loss, damage, destruction or other casualty affecting any of its material properties or assets, whether or not covered by insurance; and (d) as of the date of this Agreement, none of Parent or any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Sections 5.1(b)(i), (vi) or (viii) (solely as it relates to the foregoing Sections 5.1(b)(i) or (vi)).

Section 4.10 Litigation. There is no Action pending or, to the knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries, any of their respective properties or assets, or any present or former officer, director or employee of Parent or any of its Subsidiaries in such individual’s capacity as such, other than any Action that, individually or in the aggregate, has not had and would not reasonably be expected to have, a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 4.11 Compliance with Laws. Parent and each of its Subsidiaries are, and since January 1, 2019, have been, in compliance with all Laws (other than compliance with (i) ERISA and other Laws applicable to Parent Plans and other employee benefit matters, which is addressed solely in Section 4.12, (ii) Environmental Laws, which is addressed solely in Section 4.14 and (iii) Tax Laws, which is addressed solely in Section 4.15) applicable to their businesses, operations, properties or assets, except where any non-compliance, individually or the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. None of Parent or any of its Subsidiaries has received, since January 1, 2019, a notice or other written communication alleging or relating to a possible violation of any Law applicable to their businesses, operations, properties or assets, except for such violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. Parent and each of its Subsidiaries have in effect all Permits of all Governmental Entities necessary for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, and, since January 1, 2019, there has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit, nor would any such revocation, non-renewal, adverse modification or cancellation result from the consummation of the Transactions, except where the failure to have in effect such Permits or such violation or default or other event, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.12 Benefit Plans.

(a) None of Parent, any of its Subsidiaries or any member of their Controlled Group has ever sponsored, maintained, contributed to or been required to contribute to or incurred any liability (contingent or otherwise) with respect to: (i) a “multiemployer plan” (within the meaning of ERISA section 3(37)), (ii) a Pension Plan that is subject to Title IV of ERISA or Section 412 of the Code, (iii) a Pension Plan which is a “multiple employer plan” as defined in Section 413 of the Code, or (iv) a “funded welfare plan” within the meaning of Section 419 of the Code.

(b) With respect to each “employee benefit plan” (within the meaning of section 3(3) of ERISA, whether or not subject to ERISA), “multiemployer plan” (within the meaning of ERISA section 3(37)), and all stock purchase, stock option, phantom stock or other equity-based plan, severance, employment, collective bargaining, change-in-control, fringe benefit, bonus, incentive, deferred compensation, supplemental retirement, health, life, or disability insurance, dependent care and all other employee benefit and compensation plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the Transactions or otherwise), whether written or oral, under which any current or former employee, director or consultant of Parent or its Subsidiaries (or any of their dependents) has any present or future right to compensation or benefits or that Parent or its Subsidiaries sponsors or maintains, is making contributions to or has any present or future liability or obligation (contingent or otherwise) or with respect to which it is otherwise bound (collectively, the “Parent Plans”).

(c) With respect to the Parent Plans:

(i) each Parent Plan complies in all material respects in form and in operation with its terms and the applicable provisions of ERISA and the Code and all other applicable legal requirements;

(ii) no non-exempt prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code has occurred with respect to any Parent Plan, and all contributions required to be made under the terms of any Parent Plan have been timely made;

(iii) each Parent Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and nothing has occurred since the date of such letter that would reasonably be expected to cause the loss of the sponsor’s ability to rely upon such letter, and nothing has occurred that would reasonably be expected to result in the loss of the qualified status of such Parent Plan;

(iv) there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the PBGC, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of Parent, threatened, relating to the Parent Plans, any fiduciaries thereof with respect to their duties to the Parent Plans or the assets of any of the trusts under any of the Parent Plans (other than routine claims for benefits) nor are there facts or circumstances that exist that could reasonably give rise to any such Actions;

(v) none of Parent, its Subsidiaries or any member of their Controlled Group has incurred any direct or indirect liability under ERISA, the Code or other applicable Laws in connection with the termination of, withdrawal from or failure to fund, any Parent Plan or other retirement plan or arrangement, and no fact or event exists that would reasonably be expected to give rise to any such liability;

(vi) Parent and its Subsidiaries do not maintain any Parent Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code) that has not been administered and operated in all material respects in compliance with the applicable requirements of COBRA and the PPACA, and Parent and its Subsidiaries are not subject to any liability, including additional contributions, fines, assessable payments, penalties or loss of Tax deduction as a result of such administration and operation;

(vii) none of the Parent Plans currently provides, or reflects or represents any liability to provide post-termination or retiree welfare benefits to any Person for any reason, except as may be required by COBRA, and none of Parent, its Subsidiaries or any members of their Controlled Group has any liability to provide post-termination or retiree welfare benefits to any Person or ever represented, promised or contracted to any employee or former employee of Parent (either individually or to Parent employees as a group) or any other Person that such employee(s) or other Person would be provided with post-termination or retiree welfare benefits, except to the extent required by statute or except with respect to a contractual obligation to reimburse any premiums such Person may pay in order to obtain health coverage under COBRA;

(viii) each Parent Plan is subject exclusively to United States Law; and

(ix) the execution and delivery of this Agreement and the consummation of the Transactions will not, either alone or in combination with any other event, (A) entitle any current or former employee, officer, director or consultant of Parent or any of its Subsidiaries to severance pay, unemployment compensation or any other similar termination payment, or (B) accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due any such employee, officer, director or consultant.

(d) Neither Parent nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan (including any Parent Plan) that may reasonably be expected to result, separately or in the aggregate, in connection with the Transactions (either alone or in combination with any other events), in the payment of any “parachute payments” within the meaning of Section 280G of the Code. There is no agreement, plan or other arrangement to which any of Parent or any of its Subsidiaries is a party or by which any of them is otherwise bound to compensate any Person in respect of Taxes or other liabilities incurred with respect to Section 409A or 4999 of the Code.

(e) Each Parent Plan that constitutes in any part a Nonqualified Deferred Compensation Plan subject to Section 409A of the Code has been operated and maintained in all material respects in compliance with the 409A Authorities.

Section 4.13 Labor Matters.

(a) As of the date hereof, no employee of Parent or any of its Subsidiaries is covered by an effective or pending collective bargaining agreement or similar labor agreement or represented by a labor union or similar representative. To the knowledge of Parent, there has not been any activity since January 1, 2019 on behalf of any labor union, labor organization or similar employee group to organize any employees of Parent or any of its Subsidiaries. There are no (i) unfair labor practice charges or complaints against Parent or any of its Subsidiaries pending before the National Labor Relations Board or any other labor relations tribunal or authority and to the knowledge of Parent no such representations, claims or petitions are threatened, (ii) representation claims or petitions pending before the National Labor Relations Board or any other labor relations tribunal or authority or (iii) grievances or pending arbitration proceedings against Parent or any of its Subsidiaries that arose out of or under any collective bargaining agreement, in each case, except such matters as, individually or in the aggregate, have not been and would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole. Since January 1, 2019, there has not been, and as of the date of this Agreement there is not pending or, to the knowledge of Parent, threatened, any labor dispute, work stoppage, labor strike or lockout against Parent or any of its Subsidiaries by its employees.

(b) Parent and its Subsidiaries are in compliance in all respects with all Laws respecting employment and employment practices, terms and conditions of employment, collective bargaining, disability, immigration, health and safety, wages, hours and benefits, non-discrimination in employment, overtime classification, classification of employees and independent contractors, workers’ compensation and the collection and payment of withholding and/or payroll Taxes and similar Taxes, except where such noncompliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. During the preceding three years, (i) neither Parent nor any of its Subsidiaries has effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) in connection with Parent or any of its Subsidiaries affecting any site of employment or one or more facilities or operating units within any site of employment or facility and (iii) neither the Parent nor any of its Subsidiaries has engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign Law.

(c) With respect to any current or former employee, officer, consultant or other service provider of Parent, there are no actions against Parent or any of its Subsidiaries pending, or to Parent’s knowledge, threatened to be brought or filed, in connection with the employment or engagement of any current or former employee, officer, consultant or other service provider of Parent, including, any claim relating to employment discrimination, harassment, retaliation, equal pay, employment classification or any other employment related matter arising under applicable Laws, except where such action, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(d) Except with respect to any Parent Plan (which subject is addressed in Section 4.12 above), the execution and delivery of this Agreement and the consummation of the Transactions will not result in any breach or violation of, or cause any payment to be made under, any applicable Laws respecting labor and employment or any collective bargaining agreement to which Parent or any of its Subsidiaries is a party.

Section 4.14 Environmental Matters. Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect:

(a) Each of Parent and its Subsidiaries (i) is and, for the past five years, has been in compliance with applicable Environmental Laws including with respect to all Environmental Permits, and (ii) has received all Environmental Permits. Such Environmental Permits were validly issued and are in full force and effect, and all applications, notices or other documents have been timely filed to effect timely renewal, issuance or reissuance of such Environmental Permits. To the knowledge of Parent, all Environmental Permits are expected to be issued or reissued on a timely basis on such terms and conditions as would reasonably be expected to enable Parent and its Subsidiaries to continue to conduct their operations in a manner substantially similar to the manner in which such operations are presently conducted.

(b) No Environmental Claim is pending or, to the knowledge of Parent, threatened against either Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries has received written notice of any Environmental Claim against any Person whose liability for the Environmental Claim has been retained or assumed either contractually or by operation of Law by Parent or any of its Subsidiaries.

(c) There have been no Releases of Hazardous Materials at any property currently or, to the knowledge of the Parent, formerly owned, operated or otherwise used by Parent or any of its Subsidiaries or, to the knowledge of the Parent, by any predecessors of Parent or of any Subsidiary of Parent, which Releases have resulted or would reasonably be expected to result in liability to Parent or its Subsidiaries under Environmental Law. Neither Parent nor any of its Subsidiaries has handled, stored, transported, disposed of, arranged for or permitted the disposal of, or Released any Hazardous Materials in a manner that has resulted or would reasonably be expected to result in liability to Parent or its Subsidiaries under Environmental Law.

(d) There have been no environmental investigations, studies, audits or other analyses conducted during the past five years by or on behalf of, or that are in the possession of Parent or its Subsidiaries addressing material environmental matters with respect to any property owned, operated, or otherwise used by any of them that have not been delivered or otherwise made available to the Company prior to the date hereof.

Section 4.15 Taxes.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect:

(i) (A) all Tax Returns required by applicable Law to be filed by or on behalf of Parent or any of its Subsidiaries have been prepared and timely filed in accordance with all applicable Laws (after giving effect to any extensions of time in which to make such filings), (B) any and all Taxes due and payable by Parent and its Subsidiaries have been paid in full, (C) Parent and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid and (D) as of the time of filing, all such Tax Returns were true and complete in all material respects (other than, in the case of clause (A), (B) or (C) hereof, with respect to any Taxes or Tax Returns (or positions taken therein) which are being contested, or for which any position has been taken, in good faith and for which adequate reserves are reflected on the most recent balance sheet of Parent included in the Parent SEC Documents, as adjusted for operations in the ordinary course of business consistent with past practice since the date of such balance sheet);

(ii) there are no Liens for Taxes on any assets or properties of Parent or any of its Subsidiaries, except for statutory Liens for Taxes not yet delinquent or being contested in good faith (and for which adequate accruals or reserves have been established on the most recent balance sheet of Parent included in the Parent SEC Documents);

(iii) there are no Actions now pending or now threatened in writing against or with respect to Parent or any of its Subsidiaries (including a notice of deficiency or proposed judgment) with respect to any Tax;

(iv) neither Parent nor any of its Subsidiaries has granted any currently effective extension or waiver of the limitation period with respect to the assessment or collection of any Tax;

(v) no claim which has resulted or could reasonably be expected to result in an obligation to pay Taxes has been made in the last three years by any Governmental Entity in a jurisdiction where Parent or any of its Subsidiaries does not file a Tax Return that such Person is or may be subject to taxation by that jurisdiction;

(vi) neither Parent nor any of its Subsidiaries has any liability for the Taxes of any Person (other than Taxes of Parent or its Subsidiaries) (A) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax Law), (B) as a transferee or successor or (C) by Contract (other than pursuant to any Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Tax (e.g., leases, credit agreements or other commercial agreements));

(vii) neither Parent nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying or intended to qualify for tax-free treatment, in whole or in part, under Section 355 of the Code in the two years prior to the date of this Agreement;

(viii) neither Parent nor any of its Subsidiaries has participated in, or is currently participating in, a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2); and

(ix) neither Parent nor any of its Subsidiaries (A) is a party to or bound by any material Tax sharing, Tax indemnity, or Tax allocation agreement or (B) has any liability or potential liability to another party under any such agreement, in each case other than pursuant to any such agreement or arrangement solely between or among any of Parent and its Subsidiaries, or any other customary partnership indemnification provisions in any partnership or limited liability company agreement of any Parent Subsidiary.

(b) At all times since its formation, (i) Merger Sub LLC has been treated as an entity disregarded as separate from Parent for U.S. federal income tax purposes and (ii) Opco Merger Sub LLC has been treated as an entity disregarded as separate from Parent for U.S. federal income tax purposes.

(c) Neither Parent nor Merger Sub Inc. is an “investment company” within the meaning of Section 368(a)(2)(F)(iii) of the Code.

(d) Parent has not taken or agreed to take any action, and is not aware, after reasonable diligence, of the existence of any fact or circumstance, that could reasonably be expected to prevent or impede the Integrated Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.16 Contracts.

(a) For purposes of this Agreement, a “Parent Material Contract” shall include each Contract of the following types to which Parent or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound as of the date hereof:

(i) any Contract identified on the lists of exhibits to the Parent SEC Documents;

(ii) any Contract that would be required to be filed by Parent as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Exchange Act;

(iii) any Contract that (A) materially limits the ability of Parent or any of its Subsidiaries (or, following the consummation of the Transactions, would reasonably be expected to materially limit the Surviving Company or the Opco Surviving Company) to compete in any line of business or with any Person or in any geographic area (including any Contract containing any area of mutual interest (but excluding areas of mutual interest under joint operating agreements), joint bidding area, joint acquisition area or non-compete or similar type of restriction), (B) materially restricts the right of Parent or any of its Subsidiaries (or, following the consummation of the Transactions, would reasonably be expected to materially limit the ability of the Surviving Company or the Opco Surviving Company) to sell to or purchase from any Person any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets, or (C) grants the other party or any third Person “most favored nation” status with respect to any material obligation (other than pursuant to customary royalty pricing provisions in Oil and Gas Leases or customary preferential rights in joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of Parent or any of its Subsidiaries);

(iv) any material joint venture, partnership or limited liability agreement, other than any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of Parent or any of its Subsidiaries;

(v) any Contract that constitutes a commitment of Parent or any of its Subsidiaries relating to Indebtedness and having an outstanding principal amount in excess of $100,000,000, other than agreements solely between or among Parent and its Subsidiaries;

(vi) any Contract involving any pending acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests for aggregate consideration (in one or a series of transactions) under such Contract of $100,000,000 or more (other than acquisitions or dispositions of inventory or the purchase or sale of Hydrocarbons, in each case, in the ordinary course of business consistent with past practice);

(vii) each joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar contract requiring Parent or any of its Subsidiaries to make expenditures that would reasonably be expected to exceed $100,000,000 in the aggregate during the 12-month period following the date of this Agreement, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;

(viii) each Contract for any Derivative Transaction with a notional value in excess of $35,000,000;

(ix) each Contract to which Parent or any of its Subsidiaries is a party for the purchase, sale, swap or exchange of minerals or mineral rights having a value in excess of $100,000,000, in each case, for which such purchase, sale, swap or exchange of minerals or mineral rights remain pending (and excluding, for the avoidance of doubt, the purchase and sale of Hydrocarbons in the ordinary course of business consistent with past practices); and

(x) each Contract for lease of personal property or real property (other than Oil and Gas Properties) involving payments in excess of $100,000,000 in any calendar year or aggregate payments in excess of $200,000,000 that is not terminable without penalty or other liability to Parent (other than any ongoing obligation pursuant to such contract that is not caused by any such termination) within 90 days, other than Contracts related to drilling rigs.

(b) Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect (provided, that clause (D) of the definition of “Material Adverse Effect” shall be disregarded for purposes of this Section 4.16(b)), (i) each Parent Material Contract is valid and binding on Parent and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the knowledge of Parent, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and (ii) there is no pending or unresolved default under any Parent Material Contract by Parent or any of its Subsidiaries or, to the knowledge of Parent, any other party thereto, and no event or condition has occurred that remains pending or unresolved that constitutes, or, after notice or lapse of time or both, would reasonably be expected to constitute, a default on the part of Parent or any of its Subsidiaries or, to the knowledge of Parent, any other party thereto under any such Parent Material Contract, nor has Parent or any of its Subsidiaries received any notice of any such default, event or condition.

Section 4.17 Insurance. Parent and each of its Subsidiaries are covered by valid and currently effective insurance policies issued in favor of Parent or one or more of its Subsidiaries that are customary and adequate for companies of similar size in the industries and locations in which Parent and its Subsidiaries operate. With respect to each material insurance policy issued in favor of Parent or any of its Subsidiaries, or pursuant to which Parent or any of its Subsidiaries is a named insured or otherwise a beneficiary, as well as each historic incurrence-based policy still in force, (a) such policy is in full force and effect and all premiums due thereon have been paid, (b) neither Parent nor any of its Subsidiaries is in breach or default, and has not taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default, or would permit termination or modification of, any such policy and (c) to the knowledge of Parent, no insurer issuing any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation. No notice of cancellation or termination has been received with respect to any such policy, nor will any such cancellation or termination result from the consummation of the Transactions.

Section 4.18 Properties.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent or one of its Subsidiaries has good and valid title to, or valid leasehold or other ownership interest or rights in, each of the material real properties (except for any of Parent’s or any its Subsidiaries’ Oil and Gas Properties, which are subject to Section 4.25 and shall not constitute a Parent Property for the purposes of this Agreement) reflected as an asset on the most recent balance sheet of Parent included in the Parent SEC Documents (each, a “Parent Property”), in each case free and clear of all Liens, defects or imperfections, except for Permitted Liens or Liens, defects or imperfections which do not and would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the real properties to which they relate in the conduct of the business of Parent and each of its Subsidiaries as presently conducted. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has received notice to the effect that there are any condemnation, expropriation or other proceedings that are pending or, to the knowledge of Parent, threatened with respect to any material portion of any of the Parent Properties.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) neither Parent nor any of its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy any the Parent Property or any portion thereof, (ii) there are no outstanding options, rights of first offer or rights of first refusal to purchase any Parent Property or any portion thereof or interest therein, (iii) there are no boundary disputes relating to any Parent Property and no encroachments materially and adversely affecting the use of any Parent Property and (iv) with respect to each Parent Property, all material buildings, structures, fixtures and improvements are in all respects adequate and sufficient and in satisfactory condition to support the operations of Parent and each of its Subsidiaries as presently conducted.

(c) Each lease pursuant to which Parent or one of its Subsidiaries has a leasehold interest in the Parent Properties, to the knowledge of Parent, is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, except for such failure to be in full force and effect that, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.19 Intellectual Property. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, either Parent or a Subsidiary of Parent owns, or is licensed or otherwise possesses adequate rights to use (in the manner and to the extent it has used the same), all Intellectual Property of any kind used in their respective businesses as currently conducted (collectively, the “Parent Intellectual Property”). Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (a) there are no pending or, to the knowledge of Parent, threatened claims by any Person alleging infringement, misappropriation, dilution, or other violation by Parent or any of its Subsidiaries of the Intellectual Property of any Person; (b) the conduct of the businesses of Parent and its Subsidiaries has not infringed, misappropriated, diluted, or otherwise violated and does not infringe, misappropriate, dilute or otherwise violate, any Intellectual Property of any Person; (c) neither Parent nor any of its Subsidiaries has made any claim of infringement, misappropriation or other violation by others of its rights to or in connection with the Parent Intellectual Property; (d) to the knowledge of Parent, no Person is infringing, misappropriating or diluting any Parent Intellectual Property; (e) Parent and its Subsidiaries have taken reasonable steps to protect the confidentiality of their trade secrets and the security of their computer systems and networks; and (f) the consummation of the Transactions will not result in the loss of, or give rise to any right of any third party to terminate, any of Parent’s or any of its Subsidiaries’ rights or obligations under, any agreement under which Parent or any of its Subsidiaries grants to any Person, or any Person grants to Parent or any of its Subsidiaries, a license or right under or with respect to any Parent Intellectual Property.

Section 4.20 State Takeover Laws. As of the date hereof and at all times on or prior to the Closing, the Parent Board has taken all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the timely consummation of the Transactions. No Takeover Laws or any similar anti-takeover provision in the Parent Charter or Parent Bylaws is, or at the Effective Time will be, applicable to this Agreement or the Transactions.

Section 4.21 No Rights Plan. As of the date of this Agreement, there is no stockholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which Parent is a party or is otherwise bound.

Section 4.22 Related Party Transactions. No Related Party of Parent is a party to any Contract with or binding upon Parent or any of its Subsidiaries or any of their respective properties or assets or has any interest in any property owned by Parent or any of its Subsidiaries or has engaged in any transaction with any of the foregoing within the last 12 months, in each case, that is of a type that would be required to be disclosed in the Parent SEC Documents pursuant to Item 404 of Regulation S-K (a “Parent Affiliate Transaction”) that has not been so disclosed. No Related Party of Parent or any of its Subsidiaries owns, directly or indirectly, on an individual or joint basis, any controlling interest in, or serves as an officer or director or in another similar capacity of, any supplier or other independent contractor of Parent or any of its Subsidiaries, or any organization which has a Contract with Parent or any of its Subsidiaries.

Section 4.23 Certain Payments. Neither Parent nor any of its Subsidiaries (nor, to the knowledge of Parent, any of their respective directors, executives, representatives, agents or employees) (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

Section 4.24 Rights-of-Way. Each of Parent and its Subsidiaries has such Rights-of-Way as are sufficient to conduct its business in the manner currently conducted, except for such Rights-of-Way the absence of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and its Subsidiaries conducts its business in a manner that does not violate any of the Rights-of-Way and no unresolved event has occurred that allows, or after notice or lapse of time would reasonably be expected to allow, revocation or termination thereof or would reasonably be expected to result in any impairment of the rights of the holder of any such Rights-of-Way, except for such violations, revocations, terminations and impairments that, individually or in the aggregate have not had and would not reasonably be expected to have a Parent Material Adverse Effect. All pipelines operated by Parent and its Subsidiaries are subject to Rights-of-Way or are located on real property owned or leased by Parent, and there are no gaps (including any gap arising as a result of any breach by Parent or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.25 Oil and Gas Matters.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, and except for (i) property sold or otherwise disposed of in the ordinary course of business since the date of the letter prepared by Netherland, Sewell & Associates, Inc. (the “Parent Independent Petroleum Engineers”) auditing Parent’s internally prepared reserve report relating to Parent interests referred to therein as of December 31, 2019 (the “Parent Reserve Report Letter”), (ii) property reflected in the Parent Reserve Report Letter or in the Filed Parent SEC Documents as having been sold or otherwise disposed of, other than sales, exchanges, swaps or dispositions after the date hereof in accordance with Section 5.1(b) or (iii) Oil and Gas Leases that have expired or terminated in accordance with the terms thereof on a date on or after the date hereof, Parent and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Parent Reserve Report Letter and in each case as attributable to interests owned (or purported to be held or owned) by Parent and each of its Subsidiaries. For purposes of the foregoing sentence, “good and defensible title” means that Parent’s or one or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing Date) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) that (1) entitles Parent (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Parent Reserve Report Letter of all Hydrocarbons produced from such Oil and Gas Properties throughout the life of such Oil and Gas Properties except, in each case, for (x) any decreases in connection with those operations in which Parent or any of its Subsidiaries may elect after the date hereof to be a non-consenting co-owner, (y) any decreases resulting from the establishment or amendment, after the date hereof, of pools or units, and (z) decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries, (2) obligates Parent (or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Parent Reserve Report Letter for such Oil and Gas Properties except, in each case, for (x) increases that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Oil and Gas Properties, and (y) increases resulting from contribution requirements with respect to defaulting or non-consenting co-owners under applicable operating agreements or Laws that are accompanied by a proportionate (or greater) net revenue interest in such Oil and Gas Properties and (3) is free and clear of all Liens, defects and imperfections, except for Permitted Liens and Liens, defects and imperfections which, individually or in the aggregate, would not reasonably be expected to materially impair the continued use and operation of the Oil and Gas Properties to which they relate in the conduct of business of Parent and each of its Subsidiaries as presently conducted.

(b) Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, the factual, non-interpretive data supplied to the Parent Independent Petroleum Engineers by or on behalf of Parent and its Subsidiaries for purposes of auditing Parent’s internally prepared reserve report and preparing the Parent Reserve Report Letter that was material to such firm’s audit of Parent’s internally prepared estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of Parent and its Subsidiaries in connection with the preparation of the Parent Reserve Report Letter was, as of the time provided, accurate in all respects. Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, the oil and gas reserve estimates of Parent set forth in the Parent Reserve Report Letter are derived from reports that have been prepared by Parent in accordance with customary industry practices, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of Parent at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Parent Reserve Report Letter that, individually or in the aggregate, has had or would reasonably be expected to have, a Parent Material Adverse Effect.

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have, a Parent Material Adverse Effect, (i) all delay rentals, shut-in royalties and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases of Parent or any of its Subsidiaries have been properly and timely paid, (ii) all Production Burdens with respect to any Oil and Gas Properties owned or held by Parent or any of its Subsidiaries have been timely and properly paid (in each case, except such Production Burdens (x) as are being currently paid prior to delinquency in the ordinary course of business, (y) currently held as suspense funds or (z) the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established) and (iii) none of Parent or any of its Subsidiaries (and, to Parent’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by Parent or any of its Subsidiaries.

(d) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have, a Parent Material Adverse Effect, all proceeds from the sale of Hydrocarbons attributable to Parent’s and its Subsidiaries’ interests in the Oil and Gas Properties are being received by them in a timely manner and are not being held in suspense (by Parent, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions for recently drilled Wells.

(e) All of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of Parent and its Subsidiaries or otherwise associated with an Oil and Gas Property of Parent or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable contracts entered into by Parent or any of its Subsidiaries related to such wells and applicable Law, and all drilling and completion (and plugging and abandonment) of such wells and all related development, production and other operations have been conducted in compliance with all applicable Law except, in each case, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(f) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, none of the material Oil and Gas Properties of Parent or its Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the consummation of the Transactions.

(g) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, to Parent’s knowledge, there are no Wells that constitute a part of Parent’s or its Subsidiaries’ Oil and Gas Properties for which Parent or any of its Subsidiaries has received a notice, claim, demand or order from any Governmental Entity notifying, claiming, demanding or requiring that such Well(s) be temporarily or permanently plugged and abandoned that remains pending or unresolved.

(h) As of the date of this Agreement, there is no outstanding authorization for expenditure or similar request or invoice for funding or participation under any agreement or contract which are binding on Parent, its Subsidiaries or any of Parent’s or its Subsidiaries’ Oil and Gas Properties and which Parent reasonably anticipates will individually require expenditures by Parent or its Subsidiaries in excess of $10,000,000 (net to Parent’s or its Subsidiaries’ interest).

Section 4.26 Derivative Transactions.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, all Derivative Transactions entered into by Parent or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Parent and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions.

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, Parent and each of its Subsidiaries have duly performed in all respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and there are no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

(c) The Filed Parent SEC Documents accurately summarize, in all material respects, the outstanding positions under any Derivative Transaction of Parent and its Subsidiaries, including Hydrocarbon and financial positions under any Derivative Transaction of Parent attributable to the production and marketing of Parent and its Subsidiaries, as of the dates reflected therein.

Section 4.27 Regulatory Matters.

(a) Parent is not (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b) Parent and each of its Subsidiaries are in compliance with the Natural Gas Act and the rules, regulations, and orders of the FERC promulgated thereunder, such that any non-compliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries are subject to any non-public investigation or audit by the FERC.

Section 4.28 Brokers. No broker, investment banker, financial advisor or other Person, other than Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC (the “Parent Financial Advisors”), the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of any Parent Party or any of its Affiliates.

Section 4.29 Opinions of Financial Advisors. On or prior to the date of this Agreement, Parent has received the opinion of each of the Parent Financial Advisors to the effect that, as of date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Exchange Ratio is fair, from a financial point of view, to Parent, and signed true and complete copies of such opinions will be provided to the Company promptly after the receipt thereof by Parent solely for informational purposes and it is agreed and understood that such opinions may not be relied upon by the Company, or any director, officer or employee of the Company.

Section 4.30 Merger Subs.

(a) Merger Sub Inc. is a direct, wholly owned subsidiary of Parent that was formed solely for the purpose of engaging in the First Company Merger. Since the date of its incorporation and prior to the Effective Time, Merger Sub Inc. has not engaged in any activities other than the execution of this Agreement, the performance of its obligations hereunder, and matters ancillary thereto, and prior to the Effective Time will have no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the First Company Merger.

(b) Opco Merger Sub LLC is a direct, wholly owned subsidiary of Parent that was formed solely for the purpose of engaging in the Opco Merger. Since the date of its incorporation and prior to the Effective Time, Opco Merger Sub LLC has not engaged in any activities other than the execution of this Agreement, the performance of its obligations hereunder, and matters ancillary thereto, and prior to the Effective Time will have no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Opco Merger.

(c) Merger Sub LLC is a direct, wholly owned subsidiary of Parent that was formed solely for the purpose of engaging in the Second Company Merger. Since the date of its incorporation and prior to the Second Company Merger Effective Time, Merger Sub LLC has not engaged in any activities other than the execution of this Agreement, the performance of its obligations hereunder, and matters ancillary thereto, and prior to the Second Company Merger Effective Time will have no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Second Company Merger.

Section 4.31 Ownership of Company Stock. Neither Parent nor any of its Subsidiaries owns any shares of Company Class A Common Stock, Company Class B Common Stock or Opco Units (or other securities convertible into, exchangeable for or exercisable for shares of Company Class A Common Stock, Company Class B Common Stock or Opco Units).

Section 4.32 No Other Representations or Warranties.

(a) Except for the representations and warranties contained in this Article IV and the corresponding representations and warranties set forth in Parent’s officers’ certificate to be delivered pursuant to Section 6.3(c), each Company Party acknowledges that no Parent Party nor any other Person on behalf of a Parent Party makes any other express or implied representation or warranty with respect to Parent or any of its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) with respect to any other information provided to the Company Parties in connection with this Agreement or the Transactions, and the Parent Parties hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, no Parent Party nor any other Person on behalf of Parent makes or has made any representation or warranty, except for the representations and warranties made by the Parent Parties in this Article IV and the corresponding representations and warranties set forth in Parent’s officers’ certificate to be delivered pursuant to Section 6.3(c), to any Company Party or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to any Parent Party or any of its Subsidiaries or its businesses; or (ii) any oral or written information presented to any Company Party or its Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the Transactions. No Parent Party nor any other Person will have or be subject to any liability to any Company Party or any other Person resulting from the distribution to any Company Party, or any Company Party’s use of, any such information, including any information, documents, projections, forecasts or other material made available to the Company Parties in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions. Notwithstanding the foregoing, nothing in this Section 4.32 shall limit any Company Party’s remedies with respect to claims of Fraud arising from or relating to the express written representations and warranties made by the Parent Parties in this Article IV and the corresponding representations and warranties set forth in Parent’s officers’ certificate to be delivered pursuant to Section 6.3(c).

(b) Notwithstanding anything contained in this Agreement to the contrary, the Parent Parties acknowledge and agree that no Company Party nor any other Person on behalf of the Company has made or is making any representations or warranties relating to any Company Party or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company Parties in Article III, including any implied representation or warranty as to the accuracy or completeness of any information regarding any Company Party furnished or made available to the Parent Parties or any of their respective Representatives, and that the Parent Parties have not relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, the Parent Parties acknowledge that, except for the representations and warranties contained in this Article IV and the corresponding representations and warranties set forth in Parent’s officers’ certificate to be delivered pursuant to Section 6.3(c), no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Parent Parties or any of their respective Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions).

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business.

(a) Conduct of Business by the Company. Except as otherwise expressly required or permitted by this Agreement, as set forth in Section 5.1(a) of the Company Disclosure Letter or as may be required by Law (including “shelter-in-place,” “stay-at-home” and similar Laws), during the period from the date of this Agreement until the Effective Time, except as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to (i) carry on its business in the ordinary course in all material respects, and (ii) preserve substantially intact its business organization, substantially preserve its assets, rights and properties in good repair and condition, keep available in all material respects the services of its current officers, employees and consultants and preserve its goodwill and its relationships with material customers, suppliers, licensors, licensees, distributors and others having material business dealings with it. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement until the Effective Time, except as otherwise expressly required or permitted by this Agreement, as set forth in Section 5.1(a) of the Company Disclosure Letter or as may be required by Law (including “shelter-in-place,” “stay-at-home” and similar Laws), the Company shall not, and shall not permit any of its Subsidiaries, without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), to:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except for (x) quarterly cash dividends by the Company on the shares of Company Class A Common Stock not to exceed $0.05 per share and corresponding cash distributions by Opco LLC on the Opco LLC Units not to exceed $0.05 per Opco LLC Unit, in each case with customary record and payment dates, (y) dividends by a wholly-owned Subsidiary of the Company or wholly-owned Subsidiary of Opco LLC to its parent or parents or (z) any “Tax Related Distribution” pursuant to Section 6.2 of the Opco LLC Agreement, (B) purchase, redeem or otherwise acquire shares of capital stock or other equity interests of the Company or its Subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests or (C) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests, other than, in each case, in respect of (I) an exchange of Opco LLC Units (together with the same number of shares of Company Class B Common Stock) in accordance with the Company Charter and Section 4.7 of the Opco LLC Agreement or (II) any Company Restricted Stock Awards, Company RSU Awards or Company PRSU Awards outstanding on the Measurement Date, or issued after the Measurement Date in accordance with this Agreement, in each case in accordance with their terms as in effect on the Measurement Date or the date of such later issuance;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (other than any Permitted Lien) any shares of its capital stock or other equity interests or any securities convertible into, or exchangeable for or exercisable for any such shares or other equity interests, or any rights, warrants or options to acquire, any such shares or other equity interests, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock of the Company on a deferred basis or other rights linked to the value of shares of Company Class A Common Stock or Company Class B Common Stock, including pursuant to Contracts as in effect on the date hereof (other than the issuance of shares of Company Class A Common Stock (A) upon the settlement of Company RSU Awards or Company PRSU Awards outstanding on the Measurement Date or issued after the Measurement Date in accordance with this Agreement, in each case, in accordance with their terms or the terms of any other contract or agreement governing such Company RSU Awards or Company PRSU Awards, in each case, as in effect on the Measurement Date or the date of such later issuance, (B) upon an exchange of Opco LLC Units (together with the same number of shares of Company Class B Common Stock) in accordance with the Company Charter and Section 4.7 of the Opco LLC Agreement), or (C) issued as a dividend made in accordance with Section 5.1(a)(i);

(iii) amend or otherwise change, or cause, authorize or propose to amend or otherwise change, any of the Company Organizational Documents;

(iv) directly or indirectly acquire or agree to acquire (A) by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, making an investment in or loan or capital contribution to or in any other manner, any corporation, partnership, association or other business organization or division thereof or (B) any assets that are otherwise material to the Company and its Subsidiaries, in each case other than (1) upon reasonable prior notice to and consultation with Parent, the exchange or swap of Oil and Gas Properties or other assets in the ordinary course of business consistent with past practice (other than the exchange or swap of any Oil and Gas Properties or other assets located directly adjacent to any Oil and Gas Properties of Parent), (2) transactions solely between the Company and Opco LLC, solely between the Company or Opco LLC and a wholly-owned Subsidiary of the Company or Opco LLC, or solely among wholly-owned Subsidiaries of the Company or Opco LLC or (3) acquisitions as to which the aggregate amount of the consideration paid or transferred by the Company and its Subsidiaries in connection with all such acquisitions would not exceed $25,000,000;

(v) directly or indirectly (including by merger or consolidation with any Person) sell, lease, swap, exchange, farmout, license, sell and leaseback, abandon, mortgage or otherwise encumber or subject to any Lien (other than Permitted Liens) or otherwise dispose in whole or in part of any of its material properties, assets or rights or any interest therein, in each case other than (A) upon reasonable prior notice to and consultation with Parent, the exchange or swap of Oil and Gas Properties or other assets in the ordinary course of business consistent with past practice (other than the exchange or swap of any Oil and Gas Properties or other assets located directly adjacent to any Oil and Gas Properties of Parent), (B) sales, leases, exchanges, swaps or dispositions for which the consideration is less than $25,000,000 in the aggregate, (C) the sale of Hydrocarbons in the ordinary course of business consistent with past practice, or (D) the sale or other disposition of equipment that is surplus, obsolete or replaced made in the ordinary course of business consistent with past practice;

(vi) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, other than transactions among wholly-owned Subsidiaries of the Company or Opco LLC;

(vii) (A) incur, create, assume or otherwise become liable for, or repay or prepay, any Indebtedness, or amend, modify or refinance any Indebtedness (other than (1) Indebtedness incurred in the ordinary course of business consistent with past practice, (2) Indebtedness incurred by the Company that is owed to Opco LLC or any wholly-owned Subsidiary of the Company or Opco LLC or by any Subsidiary of the Company that is owed to the Company or Opco LLC or any wholly-owned Subsidiary of the Company or Opco LLC, (3) guarantees by the Company of Indebtedness of Opco LLC or any wholly-owned Subsidiary of the Company or Opco LLC and guarantees by any Subsidiary of the Company of Indebtedness of the Company, Opco LLC or any other wholly-owned Subsidiary of the Company or Opco LLC, (4) Indebtedness incurred under the Company’s revolving credit facility (as existing on the date of this Agreement) in the ordinary course of business consistent with past practice or (5) Indebtedness in an amount not to exceed $10,000,000 in the aggregate) or (B) make any loans, advances or capital contributions to, or investments in, any other Person (other than (1) the Company, Opco LLC or any direct or indirect wholly-owned Subsidiary of the Company or Opco LLC, (2) advances for expenses required under customary joint operating agreements to operators of Oil and Gas Properties of the Company or any of its Subsidiaries or (3) advances for reimbursable employee expenses in the ordinary course of business consistent with past practice);

(viii) incur or commit to incur any capital expenditures or authorizations or commitments with respect thereto that in the aggregate are in excess of 105% of the aggregate amount provided for in the capital expenditure budget set forth in Section 5.1(a)(viii) of the Company Disclosure Letter, other than (A) capital expenditures to repair damage resulting from insured casualty events or required on an emergency basis or for the safety of individuals, assets or the environment (provided that the Company shall notify Parent of any such emergency expenditure as soon as reasonably practicable) and (B) operations proposed by third parties under joint operating agreements, joint development agreements and other similar agreements;

(ix) (A) pay, discharge, settle or satisfy any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice or as required by their terms as in effect on the date of this Agreement of claims, liabilities or obligations reflected or reserved against in the most recent financial statements (or the notes thereto) of the Company included in the Company SEC Documents filed prior to the date hereof (for amounts not in excess of such reserves) or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, (A) cancel any Indebtedness owed to the Company or any of its Subsidiaries with a principal amount in excess of $3,000,000 or (B) waive or release any right held by the Company or any of its Subsidiaries with a value in excess of $3,000,000;

(x) other than in the ordinary course of business consistent with past practice, (A) affirmatively waive, release, or assign any material rights or claims under any Company Material Contract, which waiver, release or assignment would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (B) modify, amend, terminate or cancel or affirmatively renew or affirmatively extend any Company Material Contract (other than intercompany transactions, agreements or arrangements or commodity hedging Contracts and other than any modification, termination or renewal that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect) or (C) enter into any Contract (other than commodity hedging Contracts or Contracts entered into or in connection with any action taken in compliance with or permitted under this Section 5.1(a)) that if in effect on the date hereof would be a Company Material Contract;

(xi) compromise, settle or agree to settle any Action other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of money damages (to the extent not covered by insurance) not in excess of $3,000,000 individually or $5,000,000 in the aggregate, in any case as would not result in any restriction on future activity or conduct of, or the admission of wrongdoing by, the Company and compromises, settlements or agreements permitted by Section 5.10;

(xii) (A) change its financial accounting methods, principles or practices (other than any change for Tax purposes), in each case except insofar as may have been required by a change in GAAP, or (B) revalue any of its material assets, except as may be required by GAAP;

(xiii) (A) settle or compromise any material Tax Proceeding; (B) file any material amended Tax Return or claim for a material Tax refund; (C) make, revoke or modify any material Tax election; (D) except to the extent otherwise required by applicable Law, file any material Tax Return other than on a basis consistent with past practice; (E) consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of material Taxes; (F) grant any power of attorney with respect to material Taxes; (G) enter into any material Tax allocation, sharing or indemnity agreement, any material Tax holiday agreement, or any material closing or other similar agreement with respect to Taxes; or (H) change any material method of accounting for Tax purposes;

(xiv) change its fiscal year;

(xv) (A) grant any current or former director, officer, employee or independent contractor any increase in compensation, bonus or other benefits, or approve any grant of any type of compensation or benefits to any director, officer, employee or independent contractor not previously receiving or entitled to receive such type of compensation or benefit, or pay any bonus of any kind or amount to any such individual, other than (x) increases in base salary and wages in the ordinary course of business consistent with past practice for directors, officers, employees or independent contractors with less than $100,000 in annual compensation and (y) grants of compensation in the ordinary course of business consistent with past practice to, and participation in Company Plans as in effect as of the date hereof for, individuals hired after the date of this Agreement in accordance with Section 5.1(a)(xvi), (B) grant or pay to any current or former director, officer, employee or independent contractor any equity-based award or any severance, change in control or termination pay, or approve any modifications thereto or increases thereto (other than pursuant to the terms of any written agreement or other Company Plan as in effect as of the date hereof), (C) adopt or enter into any collective bargaining agreement or other labor union contract, (D) take any action to accelerate the vesting, funding or payment of any compensation or benefit under any Company Plan or any employment agreement or other similar Contract or (E) adopt any new employee benefit or compensation plan or arrangement or materially amend, modify or terminate any existing Company Plan other than as required by applicable Law;

(xvi) hire any (A) employees at the executive level or higher or (B) other than in the ordinary course of business consistent with past practice, any other employees, in each case (with respect to the immediately preceding clauses (A) and (B)), other than to replace any such employee or executive whose employment has terminated prior to the date hereof or as otherwise permitted hereunder;

(xvii) terminate any director, officer, employee or independent contractor with more than $100,000 in annual compensation (a “Company Covered Individual”) or otherwise cause any Company Covered Individual to resign, in each case other than (A) in the ordinary course of business consistent with past practice or (B) for cause or poor performance (documented in accordance with the Company’s past practices);

(xviii) fail to keep in force in all material respects all material insurance policies or replacement or revised provisions regarding material insurance coverage with respect to the assets, operations and activities of the Company and its Subsidiaries as currently in effect, to the extent commercially reasonable in the Company’s business judgment in light of prevailing conditions in the insurance market;

(xix) renew or enter into any non-compete, exclusivity, non-solicitation or similar agreement that would restrict or limit, in any material respect, the operations of the Company or any of its Subsidiaries;

(xx) enter into any new line of business outside of its existing business;

(xxi) enter into any new lease or amend the terms of any existing lease of real property that would require payments over the remaining term of such lease in excess of $2,000,000 (excluding, for the avoidance of doubt, all Oil and Gas Leases and Rights-of-Way);

(xxii) take any action (or omit to take any action) if such action (or omission) would reasonably be expected to cause any of the conditions set forth in Article VI not being satisfied by the Outside Date; or

(xxiii) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

(b) Conduct of Business by Parent. Except as otherwise expressly required or permitted by this Agreement, as set forth in Section 5.1(b) of the Parent Disclosure Letter or as may be required by Law (including “shelter-in-place,” “stay-at-home” and similar Laws), during the period from the date of this Agreement until the Effective Time, except as consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to carry on its business in the ordinary course in all material respects. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement until the Effective Time, except as otherwise expressly required or permitted by this Agreement, as set forth in Section 5.1(b) of the Parent Disclosure Letter or as may be required by Law (including “shelter-in-place,”

“stay-at-home” and similar Laws), Parent shall not, and shall not permit any of its Subsidiaries, without the prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) of the Company, to:

(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except for (x) quarterly cash dividends by Parent on the shares of Parent Common Stock not to exceed $0.55 per share, with customary record and payment dates and (y) dividends by a wholly-owned Subsidiary of Parent to its parent or parents;

(ii) issue, deliver, sell or grant any shares of its capital stock or other equity interests or any securities convertible into, or exchangeable for or exercisable for any such shares or other equity interests, or any rights, warrants or options to acquire, any such shares or other equity interests, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock of Parent on a deferred basis or other rights linked to the value of shares of Parent Common Stock, including pursuant to Contracts as in effect on the date hereof, in each case, other than (A) the grant of Parent Restricted Stock Awards, Parent RSU Awards, Parent PRSU Awards or Parent Stock Options pursuant to the terms of a Parent Plan in the ordinary course of business consistent with past practice or the issuance of shares of Parent Common Stock (1) upon the settlement of Parent Restricted Stock Awards, Parent RSU Awards, Parent PRSU Awards, Parent Stock Options or Parent Convertible Notes outstanding on the Measurement Date or issued after the Measurement Date in accordance with this Agreement, in each case in accordance with their terms as in effect on the Measurement Date or date of such later issuance or (2) issued as a dividend made in accordance with Section 5.1(b)(i) or (B) issuances of Parent Common Stock through any public or private offering or other transaction of up to 10% of the shares of Parent Common Stock issued and outstanding as of the date of this Agreement, in the aggregate;

(iii) amend or otherwise change, or cause, authorize or propose to amend or otherwise change, any of the Parent Organizational Documents in a manner that could reasonably be expected to adversely affect the consummation of the Transactions or adversely affect in any material respect the rights of holders of Parent Common Stock;

(iv) directly or indirectly acquire or agree to acquire (A) by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, making an investment in or loan or capital contribution to or in any other manner, any corporation, partnership, association or other business organization or division thereof or (B) any assets that are otherwise material to Parent and its Subsidiaries, in each case other than (1) the acquisition, lease, transfer, exchange or swap of Oil and Gas Properties or other assets in the ordinary course of business consistent with past practice, (2) transactions solely between Parent and its wholly-owned Subsidiaries or solely among wholly-owned Subsidiaries of Parent or (3) acquisitions as to which all of the following apply: (x) the aggregate amount of the consideration paid or transferred by Parent and its Subsidiaries in connection with all such acquisitions would not exceed $1,000,000,000, (y) the aggregate amount of the consideration paid or transferred by Parent and its Subsidiaries in connection with all such acquisitions would not exceed $100,000,000 in respect of assets located outside of the Permian Basin and (z) the occurrence of which would not reasonably be expected to prevent, materially delay or materially impede the Transactions;

(v) directly or indirectly (including by merger or consolidation with any Person) sell, lease, swap, exchange, farmout, license, sell and leaseback, abandon, mortgage or otherwise encumber or subject to any Lien (other than Permitted Liens) or otherwise dispose in whole or in part of any of its material properties, assets or rights or any interest therein, in each case other than (A) sales, leases, or dispositions for which the consideration is less than $500,000,000 in the aggregate, (B) exchanges or swaps in the ordinary course of business consistent with past practice, (C) the sale of Hydrocarbons in the ordinary course of business consistent with past practice, or (D) the sale or other disposition of equipment that is surplus, obsolete or replaced made in the ordinary course of business consistent with past practice;

(vi) adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, other than such transactions among wholly-owned Subsidiaries of Parent;

(vii) take any action (or omit to take any action) if such action (or omission) would reasonably be expected to cause any of the conditions set forth in Article VI not being satisfied by the Outside Date; or

(viii) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

(c) Each Party acknowledges and agrees that (i) nothing contained in this Agreement is intended to give any other Party, directly or indirectly, the right to control or direct the operations of any other Party (other than, with respect to Parent or the Company, the right to control or direct the operations of any other Parent Party or Company Party, respectively) prior to the Effective Time, and (ii) prior to the Effective Time, each Party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.2 No Solicitation; Recommendations.

(a) Each of Parent and the Company shall not, and shall not permit or authorize any of its Subsidiaries or any of their respective directors or officers to, and shall use reasonable best efforts to cause each of the other Representatives of such Party or any of its Subsidiaries, directly or indirectly, not to (i) solicit, initiate, endorse, knowingly encourage or knowingly facilitate any inquiry, proposal or offer that constitutes an Acquisition Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to any Acquisition Proposal, or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information or data with respect to, or otherwise cooperate in any way with, any Acquisition Proposal. Each of Parent and the Company shall, and shall cause each of its respective Subsidiaries and their respective directors and officers to, and shall use reasonable best efforts to cause each of the other Representatives of such Party and its Subsidiaries to, (A) immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted heretofore with respect to any Acquisition Proposal or potential Acquisition Proposal and immediately terminate all physical and electronic data room access previously granted to any such Person, (B) request the prompt return or destruction of all confidential information furnished with respect to any Acquisition Proposal or potential Acquisition Proposal during the six-month period prior to the date of this Agreement, to the extent such return or destruction had not previously been requested, and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its Affiliates or Representatives is a party with respect to any Acquisition Proposal or potential Acquisition Proposal, and shall use commercially reasonable efforts to enforce the provisions of any such agreement, which shall include, to the extent such Party has knowledge of any breach of such agreement, using commercially reasonable efforts to seek any injunctive relief available to enforce such agreement (provided, that Parent or the Company shall be permitted to grant waivers of, and not enforce, any standstill agreement, but solely to the extent that the Parent Board or the Company Board, respectively, has determined in good faith, after consultation with its outside counsel, that failure to take such action (I) would prohibit the counterparty from making an unsolicited Acquisition Proposal to the Parent Board or the Company Board, as applicable, in compliance with this Section 5.2 and (II) would constitute a breach of its fiduciary duties to the Parent Stockholders or the Company Stockholders, as applicable, under applicable Law). Nothing in this Section 5.2 shall prohibit the Company or the Company Board or Parent or the Parent Board, directly or indirectly through any Representative, from informing any person that the Company or Parent, as applicable, is party to this Agreement and informing such person of the restrictions that are set forth in this Section 5.2. Notwithstanding the foregoing, if at any time following the date of this Agreement and prior to obtaining the Parent Stockholder Approval or the Company Stockholder Approval (as applicable), (1) Parent or the Company receives a written Acquisition Proposal that the Parent Board or the Company Board, respectively, determines in good faith to be bona fide, (2) such Acquisition Proposal was not solicited after the date of this Agreement in violation of Section 5.2(a) and did not otherwise result from a breach of this Section 5.2, (3) the Parent Board or the Company Board (as applicable) determines in good faith (after consultation with outside counsel and its financial advisor) that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, and (4) the Parent Board or the Company Board (as applicable) determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (x) or (y) below would be inconsistent with its fiduciary duties to the Parent Stockholders or the Company Stockholders, respectively, under applicable Law, then Parent or the Company (as applicable) may (x) furnish information with respect to such Party and its Subsidiaries to the Person making such Acquisition Proposal pursuant to a customary confidentiality agreement containing confidentiality terms substantially similar to, and no less favorable in the aggregate to such Party than, those set forth in the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”); provided, that (I) such Party shall provide the other Party with a non-redacted copy of each confidentiality agreement such Party has executed in accordance with this Section 5.2 and (II) any non-public information provided to any such Person shall have been previously provided to the other Party or shall be provided to the other Party prior to or substantially concurrently with (or in the case of oral communication only, within 24 hours after) the time it is provided to such Person, and (y) participate in discussions or negotiations with the Person making such Acquisition Proposal and such Person’s Representatives and financing sources regarding such Acquisition Proposal and take any other actions with respect to such Acquisition Proposal that would otherwise be restricted by Section 5.2(a)(i) or Section 5.2(a)(ii) (it being understood that no solicitation under this clause (y) shall result in any proposal or offer being deemed to be “solicited”). Nothing in this Section 5.2 shall prohibit the Company or Parent, or the Company Board or the Parent Board, as applicable, directly or indirectly through any Representative, from seeking to clarify the terms and conditions of such inquiry or proposal to determine whether such inquiry or proposal constitutes or would be reasonably expected to lead to a Superior Proposal.

(b) Except as permitted by Section 5.2(c) (with respect to Parent) or Section 5.2(d) (with respect to the Company), neither the Parent Board nor the Company Board (nor any committee of either of the foregoing) shall:

(i) (A) withdraw (or modify or qualify in any manner adverse to the other Party) the Parent Recommendation or the Company Recommendation, respectively, (B) recommend or otherwise declare advisable the approval by the Parent Stockholders or the Company Stockholders, respectively, of any Acquisition Proposal, or (C) publicly propose to take any such actions (each such action set forth in this Section 5.2(b)(i) being referred to herein as an “Adverse Recommendation Change” with respect to the Parent Recommendation or the Company Recommendation, as applicable); or

(ii) cause or permit Parent or the Company, respectively, or any of their respective Subsidiaries to enter into, or publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract, except for an Acceptable Confidentiality Agreement (each, an “Alternative Acquisition Agreement”), in each case constituting or related to any Acquisition Proposal.

(c) Notwithstanding Section 5.2(b), at any time prior to obtaining the Parent Stockholder Approval, the Parent Board may, if it determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties to the Parent Stockholders under applicable Law, taking into account all adjustments to the terms of this Agreement that may be offered by the Company pursuant to this Section 5.2, make an Adverse Recommendation Change in response to either (x) a Superior Proposal or (y) an Intervening Event; provided, however, that the Parent Board may not make an Adverse Recommendation Change in response to a Superior Proposal unless:

(i) Parent notifies the Company in writing at least four Business Days before taking that action of its intention to do so, and specifies the reasons therefor, including the terms and conditions of, and the identity of the Person making, such Superior Proposal, and contemporaneously furnishes a copy (if any) of the proposed Alternative Acquisition Agreement and any other relevant transaction documents (it being understood and agreed that any amendment to the financial terms or any other material amendment to any material term of such Superior Proposal shall require a new written notice by Parent and a new notice period, provided such notice period shall be shortened to two Business Days);

(ii) during the four Business Day period prior to its effecting an Adverse Recommendation Change, Parent negotiates, and causes its financial and legal advisors to, negotiate with the Company in good faith (to the extent the Company seeks to negotiate) regarding any revisions to the terms of the Transactions proposed by the Company; and

(iii) if the Company makes a proposal during such four Business Day period to adjust the terms and conditions of this Agreement, the Parent Board, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by the Company, continues to determine in good faith (after consultation with outside counsel and its financial advisor) that such Superior Proposal continues to be a Superior Proposal and that the failure to make an Adverse Recommendation Change would be inconsistent with its fiduciary duties to Parent Stockholders under applicable Law;

provided further, that the Parent Board may not make an Adverse Recommendation Change in response to an Intervening Event unless:

(1) Parent notifies the Company in writing at least four Business Days before making an Adverse Recommendation Change with respect to such Intervening Event of its intention to do so and specifies the reasons therefor and describing such Intervening Event in reasonable detail;

(2) during the four Business Day period prior to its effecting an Adverse Recommendation Change, Parent negotiates, and causes its financial and legal advisors to, negotiate with the Company in good faith (to the extent the Company seeks to negotiate) regarding any revisions to the terms of the Transactions proposed by the Company; and

(3) if the Company makes a proposal during such four Business Day period to adjust the terms and conditions of this Agreement, the Parent Board, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by the Company, continues to determine in good faith (after consultation with outside counsel) that the failure to make such Adverse Recommendation Change would be inconsistent with its fiduciary obligations to the Parent Stockholders under applicable Law.

Notwithstanding anything to the contrary contained herein, neither Parent nor any of its Subsidiaries shall enter into any Alternative Acquisition Agreement unless this Agreement has been terminated in accordance with its terms (including the payment of the Parent Termination Fee, if and as applicable, pursuant to Section 7.3(c)).

(d) Notwithstanding Section 5.2(b), at any time prior to obtaining the Company Stockholder Approval, the Company Board may, if it determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties to the Company Stockholders under applicable Law, taking into account all adjustments to the terms of this Agreement that may be offered by the Parent pursuant to this Section 5.2, (x) make an Adverse Recommendation Change in response to either (1) a Superior Proposal or (2) an Intervening Event or (y) terminate this Agreement pursuant to Section 7.1(e) in response to a Superior Proposal; provided, however, that the Company Board may not make an Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(e) in response to a Superior Proposal unless:

(i) the Company notifies Parent in writing at least four Business Days before taking that action of its intention to do so, and specifies the reasons therefor, including the terms and conditions of, and the identity of the Person making, such Superior Proposal, and contemporaneously furnishes a copy (if any) of the proposed Alternative Acquisition Agreement and any other relevant transaction documents (it being understood and agreed that any amendment to the financial terms or any other material amendment to any material term of such Superior Proposal shall require a new written notice by the Company and a new notice period, provided such notice period shall be shortened to two Business Days);

(ii) during the four Business Day period prior to its effecting an Adverse Recommendation Change or terminating this Agreement pursuant to Section 7.1(e), the Company negotiates, and causes its financial and legal advisors to, negotiate with Parent in good faith (to the extent Parent seeks to negotiate) regarding any revisions to the terms of the Transactions proposed by Parent; and

(iii) if Parent makes a proposal during such four Business Day period to adjust the terms and conditions of this Agreement, the Company Board, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by Parent, continues to determine in good faith (after consultation with outside counsel and its financial advisor) that such Superior Proposal continues to be a Superior Proposal and that the failure to make an Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(e), as applicable, would be inconsistent with its fiduciary duties to the Company Stockholders under applicable Law;

provided further, that the Company Board may not make an Adverse Recommendation Change in response to an Intervening Event unless:

(1) the Company notifies Parent in writing at least four Business Days before making an Adverse Recommendation Change with respect to such Intervening Event of its intention to do so and specifies the reasons therefor and describing such Intervening Event in reasonable detail;

(2) during the four Business Day period prior to its effecting an Adverse Recommendation Change, the Company negotiates, and causes its financial and legal advisors to, negotiate with Parent in good faith (to the extent Parent seeks to negotiate) regarding any revisions to the terms of the Transactions proposed by Parent; and

(3) if Parent makes a proposal during such four Business Day period to adjust the terms and conditions of this Agreement, the Company Board, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by Parent, continues to determine in good faith (after consultation with outside counsel) that the failure to make such Adverse Recommendation Change would be inconsistent with its fiduciary obligations to the Company Stockholders under applicable Law.

Notwithstanding anything to the contrary contained herein, neither the Company nor any of its Subsidiaries shall enter into any Alternative Acquisition Agreement unless this Agreement has been terminated in accordance with its terms (including the payment of the Company Termination Fee, if and as applicable, pursuant to Section 7.3(b)).

(e) In addition to their respective obligations set forth in Section 5.2(a) and Section 5.2(b), each of Parent and the Company shall promptly (and in any event within the longer of one Business Day and 48 hours of receipt) advise the other Party in writing in the event such Party or any of its Subsidiaries or Representatives receives (i) any indication by any Person that it is considering making an Acquisition Proposal, (ii) any inquiry or request for information, discussion or negotiation that would reasonably be expected to lead to or that contemplates an Acquisition Proposal, or (iii) any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, in each case together with a description of the material terms and conditions of any such indication, inquiry, request, proposal or offer, the identity of the Person making any such indication, inquiry, request, proposal or offer, and a copy of any written proposal, offer or draft agreement provided by such Person. Each of Parent and the Company shall keep the other Party reasonably informed on a timely basis of the status and details (including, within the longer of one Business Day and 48 hours after the occurrence of any material amendment, modification or development, discussion or negotiation) of any such Acquisition Proposal, request, inquiry, proposal or offer, including furnishing copies of any material written correspondence or other materials provided to the Company or Parent, as applicable, and copies of all draft documentation provided to the Company or Parent, as applicable. Without limiting any of the foregoing, each of Parent and the Company shall promptly (and in any event within the longer of one Business Day and 48 hours) notify the other Party if such Party determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to Section 5.2(a) and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice. Each of Parent and the Company shall provide the other Party with at least 24 hours’ prior notice (or such shorter notice as may be provided to such Party’s Board of Directors) of a meeting of the Parent Board or the Company Board, respectively, at which such Board of Directors is reasonably expected to consider an Acquisition Proposal.

(f) Each of Parent and the Company agrees that any violation of the restrictions set forth in this Section 5.2 by any Representative of such Party that is a member of such Party’s Board of Directors or is an executive officer of such Party, whether or not such Person is purporting to act on behalf of such Party or any of its Subsidiaries or otherwise, shall be deemed to be a breach of this Section 5.2 by such Party.

(g) Each of Parent and the Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement that would restrict such Party’s ability to comply with any of the terms of this Section 5.2, and each of Parent and the Company represents that neither it nor any of its Subsidiaries is a party to any such agreement.

(h) Neither Parent nor the Company shall take any action to exempt any Person (other than the other Party and its Affiliates) from the restrictions on “business combinations” contained in Section 203 of the DGCL (or any similar provision of any other Takeover Law) or otherwise cause such restrictions not to apply, or agree to do any of the foregoing.

(i) Nothing contained in Section 5.2(a) shall prohibit Parent or the Company from taking and disclosing a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; provided, however, that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be an Adverse Recommendation Change (including for purposes of Section 7.1(c) and Section 7.1(d), as applicable) unless the Board of Directors of such Party expressly reaffirms the Parent Recommendation or the Company Recommendation, as applicable, in such disclosure and expressly rejects any applicable Acquisition Proposal.

(j) For purposes of this Agreement:

(i) “Acquisition Proposal” means, with respect to Parent or the Company, any proposal or offer with respect to any direct or indirect acquisition or purchase or license, in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture, licensing or similar transaction, or otherwise, of (A) 20% or more of the consolidated assets of such Party (based on the fair market value thereof), (B) the assets of such Party and its Subsidiaries accounting for 20% or more of consolidated EBITDA of such Party during the prior 12 months or (C) 20% or more of the capital stock or voting power of such Party or any of its Subsidiaries, in each case other than the Transactions;

(ii) “Superior Proposal” means, with respect to Parent or the Company, any bona fide written Acquisition Proposal that is not solicited after the date of this Agreement in violation of Section 5.2(a) that the Parent Board or the Company Board (as applicable) determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of the proposal, including the terms of any financing or financing contingencies and the likely timing of closing, and the Person making the proposal, (A) is more favorable to the stockholders of such Party from a financial point of view than the Transactions (including any adjustment to the terms and conditions proposed by the other Party in response to such proposal) and (B) would reasonably be expected to be completed on the terms proposed; provided, that, for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to “20% or more” shall be deemed to be references to “50% or more”; and

(iii) “Intervening Event” means, with respect to Parent or the Company, a material event or circumstance that was not known or reasonably foreseeable to the Parent Board or the Company Board (as applicable) prior to the execution of this Agreement (or if known, the consequences of which were not known or reasonably foreseeable), which event or circumstance, or any material consequence thereof, becomes known to such Board of Directors prior to the receipt of the Parent Stockholder Approval or the Company Stockholder Approval (as applicable) that does not relate to (A) an Acquisition Proposal (with respect to Parent or the Company, as applicable) or (B) any changes in the price of Parent Common Stock or Company Class A Common Stock (it being understood that the underlying facts giving rise or contributing to such change in price may be taken into account in determining whether there has been an Intervening Event, to the extent otherwise permitted by this definition).

Section 5.3 Preparation of Form S-4 and Joint Proxy Statement; Stockholders’ Meetings.

(a) As promptly as practicable after the date of this Agreement, Parent and the Company shall use their respective reasonable best efforts to (i) prepare and cause to be filed with the SEC a mutually acceptable proxy statement (as amended or supplemented from time to time, the “Joint Proxy Statement”) to be sent to (A) the Company Stockholders relating to the special meeting of Company Stockholders (including any postponement or adjournment thereof, the “Company Stockholders Meeting”) to be held to consider the adoption of this Agreement and (B) the Parent Stockholders relating to the special meeting of Parent Stockholders (including any postponement or adjournment thereof, the “Parent Stockholders Meeting”) to be held to consider the approval of the Stock Issuance; and (ii) in consultation with one another, set a preliminary record date for each of the Company Stockholders Meeting and the Parent Stockholders Meeting and commence broker searches pursuant to Section 14a-13 of the Exchange Act in connection therewith. As promptly as practicable following the date of this Agreement, Parent shall prepare (with the Company’s reasonable cooperation) and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, the “Form S-4”), in which the Joint Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the Mergers. The Company and Parent shall each use their respective reasonable best efforts to provide all information related to themselves, their respective Subsidiaries and equityholders as may be required or reasonably requested by the other Party or as requested by the staff of the SEC to be included in the Form S-4 and Joint Proxy Statement, to cause the Form S-4 and Joint Proxy Statement to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff.

(b) Each of Parent and the Company shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the Form S-4 effective as long as is necessary to consummate the Transactions. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities or “blue sky” Laws in connection with the Stock Issuance and the Company shall furnish all information concerning the Company, its Subsidiaries and the holders of Company Class A Common Stock, Company Class B Common Stock and Opco LLC Units as may be reasonably requested in connection with any such action. Each of Parent and the Company shall use reasonable best efforts to cause the Joint Proxy Statement to be mailed to its stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. No filing of, or amendment or supplement to, the Form S-4 or the Joint Proxy Statement, or any response to comments from or other communication to the SEC with respect to the Form S-4 or the Joint Proxy Statement, will be made by Parent or the Company, as applicable, without providing the other Party a reasonable opportunity to review and comment thereon and without the others’ prior approval (which shall not be unreasonably withheld). Each of Parent and the Company will advise the other Party promptly after it receives oral or written notice thereof, of the time when the Form S-4 has become effective or any amendment or supplement thereto has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction or any oral or written request by the SEC for amendment of the Joint Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the others with copies of any written communication from the SEC or any state securities commission and a reasonable opportunity to participate in the responses thereto. If, at any time prior to the Effective Time, any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, should be discovered by the Company or Parent that should be set forth in an amendment or supplement to the Form S-4 or the Joint Proxy Statement, so that any of such documents would not contain any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall promptly be filed with the SEC and, to the extent required under applicable Law, disseminated to Parent Stockholders and/or Company Stockholders; provided that the delivery of such notice and the filing of any such amendment or supplement shall not affect or be deemed to modify any representation or warranty made by any Party hereunder or otherwise affect the remedies available hereunder to any Party.

(c) As promptly as practicable after the Form S-4 is declared effective under the Securities Act, the Company shall duly call, give notice of, convene and hold the Company Stockholders Meeting, for the purpose of obtaining the Company Stockholder Approval and, if applicable, the advisory vote required by Rule 14a-21(c) under the Exchange Act in connection therewith. Such Company Stockholders Meeting shall in any event be no later than 45 calendar days after the date on which the SEC declares the Form S-4 effective. The Company may postpone or adjourn the Company Stockholders Meeting solely (i) with the prior written consent of Parent; (ii) (A) due to the absence of a quorum or (B) if the Company has not received proxies representing a sufficient number of shares of Company Class A Common Stock and Company Class B Common Stock for the Company Stockholder Approval, whether or not a quorum is present, to solicit additional proxies; or (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure that the Company Board has determined in good faith after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company Stockholders prior to the Company Stockholders Meeting; provided, that the Company may not postpone or adjourn the Company Stockholders Meeting more than a total of two times pursuant to clause (ii)(A) and/or clause (ii)(B) of this Section 5.3(c). Notwithstanding the foregoing, the Company shall, at the request of Parent, to the extent permitted by Law, adjourn the Company Stockholders Meeting to a date specified by Parent for the absence of a quorum or if the Company has not received proxies representing a sufficient number of shares of Company Class A Common Stock and Company Class B Common Stock for the Company Stockholder Approval; provided, that the Company shall not be required to adjourn the Company Stockholders Meeting more than one time pursuant to this sentence, and no such adjournment pursuant to this sentence shall be required to be for a period exceeding 10 Business Days. Except in the case of an Adverse Recommendation Change by the Company specifically permitted by Section 5.2(d) and subject to the Company’s ability to terminate this Agreement pursuant to Section 7.1(e), the Company, through the Company Board, shall (i) recommend to its stockholders that they adopt this Agreement and (ii) include such recommendation in the Joint Proxy Statement. Without limiting the generality of the foregoing, the Company agrees that (x) except in the event of an Adverse Recommendation Change specifically permitted by Section 5.2(d), the Company shall use its reasonable best efforts to solicit proxies to obtain the Company Stockholder Approval and (y) its obligations pursuant to this Section 5.3(c) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of any Acquisition Proposal or the occurrence of any Adverse Recommendation Change.

(d) As promptly as practicable after the Form S-4 is declared effective under the Securities Act, Parent shall duly call, give notice of, convene and hold the Parent Stockholders Meeting, for the purpose of obtaining the Parent Stockholder Approval and, if applicable, the advisory vote required by Rule 14a-21(c) under the Exchange Act in connection therewith. Such Parent Stockholders Meeting shall in any event be no later than 45 calendar days after the date on which the SEC declares the Form S-4 effective. Parent may postpone or adjourn the Parent Stockholders Meeting solely (i) with the prior written consent of the Company; (ii) (A) due to the absence of a quorum or (B) if Parent has not received proxies representing a sufficient number of shares of Parent Common Stock for the Parent Stockholder Approval, whether or not a quorum is present, to solicit additional proxies; or (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure that the Parent Board has determined in good faith after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Parent Stockholders prior to the Parent Stockholders Meeting; provided, that Parent may not postpone or adjourn the Parent Stockholders Meeting more than a total of two times pursuant to clause (ii)(A) and/or clause (ii)(B) of this Section 5.3(d). Notwithstanding the foregoing, Parent shall, at the request of the Company, to the extent permitted by Law, adjourn the Parent Stockholders Meeting to a date specified by the Company for the absence of a quorum or if Parent has not received proxies representing a sufficient number of shares of Parent Common Stock for the Parent Stockholder Approval; provided, that Parent shall not be required to adjourn the Parent Stockholders Meeting more than one time pursuant to this sentence, and no such adjournment pursuant to this sentence shall be required to be for a period exceeding 10 Business Days. Except in the case of an Adverse Recommendation Change by Parent specifically permitted by Section 5.2(c), Parent, through the Parent Board, shall (i) recommend to its stockholders that they approve the Stock Issuance and (ii) include such recommendation in the Joint Proxy Statement. Without limiting the generality of the foregoing, Parent agrees that (x) except in the event of an Adverse Recommendation Change specifically permitted by Section 5.2(c), Parent shall use its reasonable best efforts to solicit proxies to obtain the Parent Stockholder Approval and (y) its obligations pursuant to this Section 5.3(d) shall not be affected by the commencement, public proposal, public disclosure or communication to Parent or any other Person of any Acquisition Proposal or the occurrence of any Adverse Recommendation Change.

(e) Each of Parent and the Company shall cooperate and use their reasonable best efforts to set the record dates for and hold the Parent Stockholders Meeting and the Company Stockholders Meeting, as applicable, on the same day and at approximately the same time.

Section 5.4 Access to Information; Confidentiality.

(a) Each of Parent and the Company shall, and shall cause its Subsidiaries to, afford to the other Party and its Representatives reasonable access during normal business hours and upon reasonable prior notice, during the period prior to the Effective Time or the termination of this Agreement in accordance with its terms, to all their respective properties, assets, books, contracts, commitments, key personnel and records and, during such period, each such Party shall, and shall cause each of its Subsidiaries to, furnish promptly to the other Party a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities Laws and all other information concerning its business, properties and personnel as the other Party may reasonably request (including Tax Returns filed and those in preparation and the work papers of its auditors); provided, however, that the foregoing shall not require the any Party to disclose any information to the extent such disclosure would, in the good faith determination of the disclosing Party, contravene applicable Law, jeopardize any attorney-client or other legal privilege or breach any existing Contract. All such information shall be held confidential in accordance with the terms of the applicable Confidentiality Agreement. No investigation pursuant to this Section 5.4 or information provided, made available or delivered to any Party pursuant to this Agreement shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the Parties. Notwithstanding the foregoing, no Party shall be permitted to perform any invasive testing, monitoring, or other investigations such as for sampling or analysis of any environmental media or operation of any equipment, without the prior written consent of whichever Party owns the media or equipment to be tested.

Section 5.5 Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things that are necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including using its reasonable best efforts to accomplish the following: (i) obtain all required consents, approvals or waivers from, or participation in other discussions or negotiations with, third parties, including as required under any Parent Material Contract or Company Material Contract (as applicable); (ii) obtain all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities, make all necessary registrations, declarations and filings and make all reasonable best efforts to obtain all approvals or waivers from, or to avoid any Action by, any Governmental Entity, including filings under the HSR Act with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice; and (iii) execute and deliver any additional instruments necessary to consummate the Transactions and fully to carry out the purposes of this Agreement; provided, however, that neither the Company nor any of its Subsidiaries shall commit to the payment of any fee, penalty or other consideration or make any other concession, waiver or amendment under any Contract in connection with obtaining any consent without the prior written consent of Parent. Each of Parent and the Company shall furnish to the other Party such information as such other Party may reasonably request in connection with the foregoing. Subject to applicable Law relating to the exchange of information, each of Parent and the Company shall have the right to review in advance, and to the extent practicable each shall consult with the other in connection with, all of the information relating to Parent or the Company, respectively, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Transactions. In exercising the foregoing rights, each of Parent and the Company shall act reasonably and as promptly as practicable. Subject to applicable Law and the instructions of any Governmental Entity, Parent and the Company shall keep one another reasonably apprised of the status of matters relating to the completion of the Transactions, including promptly furnishing the other with copies of notices or other written communications received by Parent and the Company, as the case may be, or any of their respective Subsidiaries, from any Governmental Entity and/or third party with respect to the Transactions, and, to the extent practicable under the circumstances, shall provide the other Party and its counsel with the opportunity to participate in any meeting with any Governmental Entity in respect of any filing, investigation or other inquiry in connection with the Transactions.

(b) Notwithstanding anything herein to the contrary, Parent shall take any and all action necessary, including (i) agreeing or proffering to divest or hold separate (in a trust or otherwise), or take any other action with respect to, any of the assets or businesses of Parent or the Company or any of their respective Affiliates or, assuming the consummation of the Mergers, the Surviving Company or any of its Affiliates, (ii) agreeing or proffering to limit in any manner whatsoever or not to exercise any rights of ownership of any securities (including the shares of Company Class A Common Stock, Company Class B Common Stock or the Opco LLC Units), (iii) agreeing to terminate any existing relationships, contractual rights or obligations of Parent, the Company, the Surviving Company or any of their respective Affiliates or (iv) entering into any agreement that in any way limits the ownership or operation of any business, properties or assets of Parent, the Company, the Surviving Company or any of their respective Affiliates (provided, however, that any such action may, at the discretion of Parent, be conditioned upon consummation of the Mergers) (each a “Divestiture Action”) to ensure that no Governmental Entity enters any order, decision, judgment, decree, ruling, injunction (preliminary or permanent), or establishes any Law or other action preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Mergers, or to ensure that no Governmental Entity with the authority to clear, authorize or otherwise approve the consummation of the Mergers, fails to do so by the Outside Date; provided, further, however, that, notwithstanding any other provision of this Agreement to the contrary, none of Parent or any of its Subsidiaries shall be required to take or agree to take any Divestiture Action in each case to the extent such Divestiture Action would reasonably be expected to have a Regulatory Material Adverse Effect. For purposes of this Agreement, the terms “Regulatory Material Adverse Effect” means a material adverse effect on the financial condition, business, revenue or EBITDA of Parent and its Subsidiaries, taken as a whole from and after the Effective Time.

Section 5.6 Takeover Laws. Each of Parent, the Parent Board, the Company and the Company Board shall (a) take no action to cause any Takeover Law to become applicable to this Agreement or the Transactions and (b) if any Takeover Law is or becomes applicable to this Agreement or the Transactions, take all reasonable action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Law with respect to this Agreement and the Transactions.

Section 5.7 Notification of Certain Matters. Each of Parent and the Company shall promptly notify the other Party of (a) any notice or other communication received by such Party from any Governmental Entity in connection with Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, (b) any other material notice or material communication from any Governmental Entity in connection with the Transactions, (c) any Action commenced or, to such Party’s knowledge, threatened against, that questions the validity or legality of the Transactions or seeks damages in connection therewith or (d) (i) any change, condition or event that results in any of the conditions in Sections 7.2(a) or 7.3(a) not being met or (ii) the failure of such Party to comply with or satisfy in any material respect any covenant, condition or agreement (including any condition set forth in Article VI) to be complied with or satisfied hereunder; provided, however, that no such notification shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the Parties.

Section 5.8 Indemnification, Exculpation and Insurance.

(a) Each Parent Party acknowledges and agrees that nothing in this Section 5.8 is intended to limit any other rights that any current or former director or officer of the Company or any of its Subsidiaries (collectively, the “Indemnified Persons”) may have pursuant to any employment agreement or indemnification agreement in effect on the date hereof or otherwise. Each Parent Party further agrees, and shall cause the Surviving Company to take all action reasonably necessary to ensure, that all rights to indemnification, exculpation and expense advancement and reimbursement existing in favor of the Indemnified Persons of the Company as provided in any indemnification agreements with such Indemnified Persons and in the Company Organizational Documents as in effect on the date of this Agreement for acts or omissions occurring prior to the Effective Time shall be assumed and performed by the Surviving Company (and Parent shall fully guarantee the performance and payment thereof by the Surviving Company) and shall continue in full force and effect until the expiration of the applicable statute of limitations with respect to any claims against such Indemnified Persons arising out of such acts or omissions, except as otherwise required by applicable Law. For the avoidance of doubt, Parent shall amend any applicable organizational documents of the Surviving Company as necessary in order to ensure that such indemnification and exculpation rights are assumed and performed by the Surviving Company.

(b) Parent and the Surviving Company will cause to be put in place, and Parent shall fully prepay prior to the Effective Time, “tail” insurance policies with a claims reporting or discovery period of at least six years from the Effective Time (the “Tail Period”) from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance (“D&O Insurance”) in an amount and scope at least as favorable as the Company’s existing policies with respect to matters, acts or omissions existing or occurring at, prior to, or after the Effective Time; provided, however, that in no event shall the aggregate cost of the D&O Insurance exceed during the Tail Period 300% of the current aggregate annual premium paid by the Company for such purpose (which current aggregate annual premium is hereby represented and warranted by the Company to be as set forth in Section 5.8(b) of the Company Disclosure Letter); and provided, further, that if the cost of such insurance coverage exceeds such amount, the Surviving Company shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) In the event that Parent or the Surviving Company, or any of their respective successors or assigns, shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all its properties and assets to any Person, then, and in each such case, Parent shall cause proper provision to be made so that the successor and assign of Parent or the Surviving Company (as applicable) assumes the obligations set forth in this Section 5.8.

(d) The provisions of this Section 5.8 shall survive consummation of the Mergers and are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her legal representatives.

Section 5.9 Certain NYSE and SEC Matters.

(a) Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in such Mergers, and such other shares of Parent Common Stock to be reserved for issuance in connection with such Mergers, in each case, as provided for in Article II, to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

(b) Prior to the Closing, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and the rules and policies of the NYSE to enable the delisting by the Surviving Company of the Company Class A Common Stock from the NYSE and the deregistration of the Company Class A Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

Section 5.10 Stockholder Litigation. Each of the Company and Parent shall give the other Party the opportunity to participate in the defense and settlement of any stockholder litigation against such Party and/or its officers or directors relating to the Transactions and shall consider in good faith the other Party’s advice with respect to such stockholder litigation. Prior to the Closing, neither Parent nor the Company will enter into any settlement agreement in respect of any stockholder litigation against such Party and/or its directors or officers relating to the Transactions without the other Party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 5.11 Certain Tax Matters.

(a) Each of the Parent and the Company shall, and shall cause its Subsidiaries to, use its reasonable best efforts to cause the Integrated Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Neither Parent nor the Company shall (nor shall they permit their respective Subsidiaries to) take any action (whether or not otherwise permitted under this Agreement), or cause any action to be taken, which action would prevent or impede, or that could reasonably be expected to prevent or impede, the Integrated Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Each of Parent and the Company will notify the other Party promptly after becoming aware of any reason to believe that the Integrated Mergers, taken together, may not qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

(b) This Agreement is intended to constitute, and the Parties hereto adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). The relevant Parties shall treat the Integrated Mergers, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant income Tax purposes, shall file all their Tax Returns consistent with such tax treatment and, except to the extent otherwise required by a final “determination” within the meaning of Section 1313(a) of the Code, take no Tax position inconsistent with such Tax treatment.

(c) Each of Parent and the Company shall reasonably cooperate and use its reasonable best efforts, in order for the Company to obtain the opinion of counsel referred to in Section 6.3(d). In connection therewith, (i) the Company shall deliver to such counsel a duly authorized and executed officer’s certificate, dated as of the Closing Date (and, if requested, dated as of such additional dates as may be necessary in connection with the preparation, filing and delivery of the Form S-4 or the Joint Proxy Statement), containing such representations as shall be reasonably necessary or appropriate to enable such counsel to render the opinion described in Section 6.3(d) (the “Company Officer’s Tax Certificate”), and (ii) Parent shall deliver to such counsel a duly authorized and executed officer’s certificate, dated as of the Closing Date (and, if requested, dated as of such additional dates as may be necessary in connection with the preparation, filing and delivery of the Form S-4 or the Joint Proxy Statement), containing such representations as shall be reasonably necessary or appropriate to enable such counsel to render the opinion described in Section 6.3(d) (the “Parent Officer’s Tax Certificate”), and Parent and the Company shall provide such other information as reasonably requested by counsel for purposes of rendering the opinion described in Section 6.3(d) (or any opinions to be filed in connection with the Form S-4 or the Joint Proxy Statement).

(d) Parent, the Company and Opco LLC acknowledge and agree that, for U.S. federal income tax purposes (and for the purposes of any applicable state or local Tax that follows the U.S. federal income tax treatment), the Opco Merger is intended to be treated with respect to the holders (other than the Company) of Opco LLC Units as a taxable sale by each such holder of the Opco LLC Units held by such holder in exchange for the Opco Merger Consideration, and Parent, the Company and Opco shall file their respective Tax Returns consistent with the intended tax treatment described above and, except to the extent otherwise required by a final “determination” within the meaning of Section 1313(a) of the Code, take no Tax position inconsistent with such Tax treatment.

Section 5.12 Dividends. After the date of this Agreement, subject to the restrictions set forth in Section 5.1, each of the Company and Parent shall coordinate with the others the declaration of any dividends in respect of Company Class A Common Stock, Opco LLC Units and Parent Common Stock and the record dates and payment dates relating thereto, it being the intention of the Parties that holders of Company Class A Common Stock and Opco LLC Units shall not receive two dividends, or fail to receive one dividend, for any quarter with respect to their shares of Company Class A Common Stock or Opco LLC Units (as applicable), on the one hand, and any shares of Parent Common Stock any such holder receives in exchange therefor in the Mergers, on the other.

Section 5.13 Public Announcements. Each of the Parties shall, and each will cause its Representatives to, consult with the other Parties before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement and the Transactions and shall not issue any such press release or make any public announcement without the prior written approval of the other Parties (which approval may not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Law, court process or obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system; provided that, notwithstanding the foregoing, a Party may, without the prior approval of the other Parties or providing the other Parties the opportunity for such consultation and review, issue a press release or make a public statement that is consistent with prior press releases or public statements made in compliance with this Section 5.13 or any communication plan or strategy previously agreed to by Parent and the Company. The initial press release of the Parties announcing the execution of this Agreement shall be a joint press release of Parent and the Company in a form that is mutually agreed. For the avoidance of doubt, nothing in this Section 5.13 shall (i) prevent Parent or the Company from issuing any press release or making any public statement in the ordinary course that does not relate specifically to this Agreement or the Transactions, (ii) be deemed to restrict the ability of any Party to communicate to its employees or Representatives in a manner that would not be reasonably be expected to require public disclosure by the disclosing Party, or (iii) be deemed to require any Party to consult with or obtain any approval from any other Party with respect to a public announcement or press release issued in connection with the receipt and existence of a Superior Proposal or proposal would reasonably be expected to lead to a Superior Proposal, and matters related thereto or an Adverse Recommendation Change with respect to the Company Recommendation or Parent Recommendation, as applicable, other than as set forth in Section 5.2.

Section 5.14 Section 16 Matters. Prior to the Effective Time, each of Parent and the Company shall take all such steps as may be necessary or appropriate to cause the Transactions, including any dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent (including derivative securities) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.15 Employee and Employment Benefit Matters.

(a) For a period of at least one year following the Effective Time, Parent shall cause the Surviving Company to provide each individual who is employed by the Company or any of its Subsidiaries immediately prior to the Effective Time and who continues employment with the Surviving Company or any of its Subsidiaries as of the Closing Date (each, a “Company Employee”) with (i) a base salary or wage rate that is no less favorable than the base salary or wage rate in effect for such Company Employee immediately prior to the Effective Time, and (ii) health, paid time off and retirement benefits and annual cash incentive opportunities that are no less favorable, in the aggregate, than the health, paid time off and retirement benefits and annual cash incentive opportunities provided to similarly situated employees of Parent. From and after the Effective Time, Parent shall cause the Surviving Company, to continue and honor its obligations under all employment, severance, change in control and other agreements, if any, between the Company (or a Subsidiary thereof) and each individual who is employed by the Company or any of its Subsidiaries immediately prior to the Effective Time.

(b) For purposes of eligibility to participate, vesting and calculation of vacation or severance benefit entitlements (but not for purposes of defined benefit pension accrual or post-employment retiree welfare benefits) with respect to the benefit plans, programs, arrangements, policies and practices maintained by Parent or any of its Subsidiaries providing benefits to any Company Employee after the Closing Date, each Company Employee’s years of service with the Company or any of its Subsidiaries (or any predecessor employer of an employee of the Company or any of its Subsidiaries, to the extent service with such predecessor employer is recognized by the Company or the applicable Subsidiary as of the date of this Agreement) prior to the Effective Time shall be treated as service with Parent or its Subsidiaries; provided, however, that such service need not be recognized to the extent (A) that such recognition would result in any duplication of benefits for the same period of service or (B) that such service is not recognized by the Company or any of its Subsidiaries, as applicable, under any applicable Company Plan in which the Company Employee was eligible to participate prior to the Effective Time.

(c) For purposes of each benefit plan of Parent or its Subsidiaries in which any Company Employee is eligible to participate after the Effective Time, Parent shall use commercially reasonable efforts to (i) cause all pre-existing condition exclusions, waiting periods, evidence of insurability and actively-at-work requirements to be waived for each Company Employee and their covered dependents, to the extent such conditions were inapplicable or waived under the comparable Company Plan in which such Company Employee participated immediately prior to the Closing Date and (ii) give full credit for all co-payments, coinsurance, maximum out-of-pocket requirements and deductibles to the extent satisfied in the plan year in which the Effective Time occurs as if there had been a single continuous employer.

(d) Effective as of the day prior to the Effective Time but contingent upon the Closing, the Company shall cause to be approved board resolutions terminating the Parsley Energy, Inc. 401(k) Plan (the “Company 401(k) Plan”) unless Parent provides written notice to the Company that the Company 401(k) Plan shall not be terminated. Unless Parent provides such written notice to the Company, the Company shall provide Parent copies of such board resolutions. Effective as soon as administratively practicable following the Closing, each Company Employee shall be eligible to participate in a tax-qualified defined contribution plan established or designated by Parent (the “Parent 401(k) Plan”), subject to the terms and conditions of the Parent 401(k) Plan. As soon as practicable after the Closing and to the extent not prohibited under applicable Law, Parent shall take all action necessary to provide that each Company Employee may elect to rollover his or her full account balance in the Company 401(k) Plan in cash to the Parent 401(k) Plan.

(e) This Section 5.15 shall be binding upon and shall inure solely to the benefit of each of the Parties, and nothing in this Section 5.15, express or implied, (i) is intended to confer upon any other Person (including any current or former directors, officers, consultants or employees of the Company or any of its Subsidiaries or, on or after the Effective Time, the Surviving Company or any of its Subsidiaries) any rights or remedies of any nature whatsoever, (ii) is intended to be, shall constitute or be construed as an amendment to or modification of any employee benefit plan, program, policy, agreement or arrangement of Parent, the Company, the Surviving Company or any respective Subsidiary thereof or (iii) obligates Parent or any of its Subsidiaries to retain the employment of any particular employee of the Company or any of its Subsidiaries following the Effective Time.

Section 5.16 Delivery of Written Consents. Promptly following the execution of this Agreement, Parent will, in accordance with applicable Law and the Parent Organizational Documents, in its capacity as the sole stockholder of Merger Sub Inc., deliver to the Company a duly executed written consent adopting this Agreement and the Transactions on behalf of Merger Sub Inc. Concurrently with the execution of this Agreement, (a) Parent has, in accordance with applicable Law and the Parent Organizational Documents, in its capacity as the sole member of Merger Sub LLC, delivered to the Company a duly executed written consent adopting this Agreement and the Transactions on behalf of Merger Sub LLC; (b) Parent has, in accordance with applicable Law and the Parent Organizational Documents, in its capacity as the sole member of Opco Merger Sub LLC, delivered to the Company a duly executed written consent adopting this Agreement and the Transactions on behalf of Opco Merger Sub LLC; and (c) the Company has, in accordance with applicable Law and the Opco LLC Agreement, in its capacity as the holder of more than a majority of the issued and outstanding Opco LLC Units, delivered to Parent a duly executed written consent adopting this Agreement on behalf of Opco LLC.

Section 5.17 Obligations of Parent Parties and Company Parties. Parent shall take all action necessary to cause Merger Sub Inc., the Surviving Corporation, Merger Sub LLC, the Surviving Company, Opco Merger Sub LLC and the Opco Surviving Company to perform their respective obligations under this Agreement. The Company shall take all action necessary to cause Opco LLC to perform its obligations under this Agreement.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to the Parties’ Obligation to Effect the Mergers. The obligation of each Party to effect the Mergers is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approvals. The Parent Stockholder Approval and the Company Stockholder Approval shall each have been obtained in accordance with applicable Law and the Company Organizational Documents and the Parent Organizational Documents, as applicable.

(b) HSR Act; Antitrust. Any applicable waiting period (and any extension thereof) under the HSR Act relating to the Mergers shall have expired or been terminated.

(c) No Injunctions or Legal Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree or other legal restraint or prohibition issued by any Governmental Entity having jurisdiction over any Party shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any such case, prohibits or makes illegal the consummation of the Mergers.

(d) NYSE Listing. The shares of Parent Common Stock to be issued in the Mergers, and such other shares of Parent Common Stock to be reserved for issuance in connection with such Mergers, in each case, as provided for in Article II shall have been approved for listing on the NYSE, subject to official notice of issuance.

(e) Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated.

Section 6.2 Conditions to the Obligations of the Parent Parties to Effect the Mergers. The obligation of the Parent Parties to effect the Mergers is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company Parties set forth in the first sentence of Section 3.1(a), Section 3.2(a), Section 3.2(c), Section 3.2(f), Section 3.4, and Section 3.9(b) shall be true and correct as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except, with respect to Section 3.2(a) and Section 3.2(c), for any de minimis inaccuracies) (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); (ii) each of the other representations and warranties of the Company Parties set forth in Section 3.2 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); and (iii) each of the remaining representations and warranties of the Company Parties set forth in this Agreement shall be true and correct, in each case as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality,” “in all material respects” or “Company Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Obligations of the Company Parties. Each Company Party shall have performed, or complied with, in all material respects all covenants and obligations required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. Parent shall have received a certificate, substantially in the form attached hereto as Exhibit C, signed by an executive officer of the Company certifying as to the matters set forth in Section 6.2(a) and Section 6.2(b).

Section 6.3 Conditions to the Obligations of the Company Parties to Effect the Mergers. The obligation of the Company Parties to effect the Mergers is also subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Parent Parties set forth in the first sentence of Section 4.1(a), Section 4.2(a), Section 4.2(c), Section 4.2(e), Section 4.2(f), Section 4.4 and Section 4.9(b) shall be true and correct as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except, with respect to Section 4.2(a), Section 4.2(c), Section 4.2(e) and Section 4.2(f), for any de minimis inaccuracies) (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); (ii) each of the other representations and warranties of the Parent Parties set forth in Section 4.2 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); and (iii) each of the remaining representations and warranties of the Parent Parties set forth in this Agreement shall be true and correct, in each case as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality,” “in all material respects” or “Parent Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Obligations of the Parent Parties. Each Parent Party shall have performed, or complied with, in all material respects all covenants and obligations required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. The Company shall have received a certificate, substantially in the form attached hereto as Exhibit D, signed by an executive officer of Parent certifying as to the matters set forth in Section 6.3(a) and Section 6.3(b).

(d) Tax Opinion. The Company shall have received an opinion from Vinson & Elkins L.L.P., counsel to the Company, or another nationally recognized law firm reasonably satisfactory to the Company, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Integrated Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 6.3(d), such counsel shall have received and may rely upon the Parent Officer’s Tax Certificate and the Company Officer’s Tax Certificate and such other information reasonably requested by and provided to it by Parent or the Company for purposes of rendering such opinion.

Section 6.4 Frustration of Closing Conditions. No Party may rely on, either as a basis for not consummating the Mergers or for terminating this Agreement, the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time, whether before or after the Parent Stockholder Approval or the Company Stockholder Approval has been obtained (with any termination by Parent or the Company also being an effective termination by the other Parent Parties or the other Company Parties, respectively):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Mergers shall not have been consummated on or before May 20, 2021 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any Party whose failure to fulfill in any material respect any of its obligations under this Agreement has been the proximate cause of, or proximately resulted in, the failure of the Mergers to be consummated by the Outside Date;

(ii) if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the Transactions, and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, that the Party seeking to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall have used its reasonable best efforts to contest, appeal and remove such judgment, order, injunction, rule, decree, ruling or other action in accordance with Section 5.5; or

(iii) if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken;

(iv) if the Parent Stockholder Approval shall not have been obtained at the Parent Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the approval of the Stock Issuance was taken; or

(v) if such other Party shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (other than with respect to a breach of Section 5.2, Section 5.3(c) (with respect to the Company) or Section 5.3(d) (with respect to Parent), as to which Section 7.1(c) (with respect to a breach or failure to perform by the Company) or Section 7.1(d) (with respect to a breach or failure to perform by Parent) will apply), or if any representation or warranty of such other Party shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the Effective Time (A) would result in the failure of any of the conditions set forth in Article VI and (B) cannot be or has not been cured by the earlier of (1) the Outside Date and (2) 30 days after the giving of written notice to such other Party of such breach or failure (any such breach, a “Terminable Breach”); provided that a Party shall not have the right to terminate this Agreement pursuant to this Section 7.1(b)(v) if such Party is then in Terminable Breach of any of its covenants or agreements set forth in this Agreement;

(c) by Parent, prior to, but not after, the time the Company Stockholder Approval is obtained, if (i) an Adverse Recommendation Change shall have occurred with respect to the Company, (ii) in the case of an Acquisition Proposal structured as a tender offer or exchange offer, the Company shall, within 10 Business Days of the tender or exchange offer having been commenced, fail to publicly recommend against such tender or exchange offer, (iii) upon a request to do so by Parent, the Company shall have failed to publicly reaffirm its recommendation of the Mergers within 10 Business Days after the date any Acquisition Proposal is first publicly announced, distributed or disseminated to Company Stockholders or (iv) the Company Board or a director or executive officer of the Company shall, or shall have caused the Company to, have breached or failed to perform any obligation set forth in Section 5.2 or Section 5.3(c) in any material respect;

(d) by the Company, prior to, but not after, the time the Parent Stockholder Approval is obtained, if (i) an Adverse Recommendation Change shall have occurred with respect to Parent, (ii) in the case of an Acquisition Proposal structured as a tender offer or exchange offer, Parent shall, within 10 Business Days of the tender or exchange offer having been commenced, fail to publicly recommend against such tender or exchange offer or (iii) upon a request to do so by the Company, Parent shall have failed to publicly reaffirm its recommendation of the Stock Issuance within 10 Business Days after the date any Acquisition Proposal is first publicly announced, distributed or disseminated to Parent Stockholders or (iv) the Parent Board or a director or executive officer of Parent shall, or shall have caused Parent to, have breached or failed to perform any obligation set forth in Section 5.2 or Section 5.3(d) in any material respect; and

(e) by the Company, prior to, but not after, the time the Company Stockholder Approval is obtained, in order to enter into a definitive agreement with respect to a Superior Proposal; provided, however, that the Company shall have contemporaneously with such termination tendered payment to Parent of the Company Termination Fee pursuant to Section 7.3.

The Party desiring to terminate this Agreement pursuant to this Section 7.1 (other than pursuant to Section 7.1(a)) shall give notice of such termination to the other Party.

Section 7.2 Effect of Termination. In the event of termination of the Agreement, this Agreement shall immediately become void and have no effect, without any liability or obligation on the part of any Party (except as expressly provided for in Section 7.3), provided, that:

(a) the Confidentiality Agreement and the provisions of Sections 3.28 and 4.28 (Brokers), Section 5.13 (Public Announcements), this Section 7.2, Section 7.3 (Fees and Expenses), Section 8.2 (Notices), Section 8.5 (Entire Agreement), Section 8.6 (No Third Party Beneficiaries), Section 8.7 (Governing Law), Section 8.8 (Submission to Jurisdiction), Section 8.9 (Assignment; Successors), Section 8.10 (Specific Performance), Section 8.12 (Severability), Section 8.13 (No Other Parties to this Agreement), Section 8.14 (Waiver of Jury Trial) and Section 8.17 (No Presumption Against Drafting Party) shall survive the termination hereof; and

(b) no such termination shall relieve any Party from any liability or damages resulting from a Willful and Material Breach of any of its covenants or agreements set forth in this Agreement or Fraud, in which case any non-breaching Party shall be entitled to all rights and remedies available at law or in equity. For purposes of this Agreement, the term “Willful and Material Breach” means a deliberate act or failure to act, which act or failure to act constitutes in and of itself a material breach of this Agreement, regardless of whether breaching this Agreement was the conscious object of the act or failure to act.

Section 7.3 Fees and Expenses.

(a) Except as otherwise provided in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such fees or expenses, whether or not the Mergers are consummated.

(b) In the event that:

(i) (A) after the date of this Agreement, an Acquisition Proposal (whether or not conditional) (1) is made directly to the Company Stockholders or is otherwise publicly disclosed and not withdrawn at least seven Business Days prior to the Company Stockholders Meeting or (2) is otherwise communicated to senior management of the Company or the Company Board prior to the termination hereof, (B) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(i) or, but only in the case of sub-clause (1) of the foregoing clause (A), Section 7.1(b)(iii) or by Parent pursuant to Section 7.1(b)(v) with respect to a Terminable Breach by the Company, and (C) within 12 months after the date of such termination, the Company enters into an agreement in respect of any Acquisition Proposal or recommends or submits an Acquisition Proposal to its stockholders for adoption, or a transaction in respect of any Acquisition Proposal with respect to the Company is consummated, which, in each case, need not be the same Acquisition Proposal that was made, disclosed or communicated prior to termination hereof (provided, that for purposes of this clause (C), each reference to “20% or more” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “50% or more”);

(ii) this Agreement is terminated by Parent pursuant to Section 7.1(c); or

(iii) this Agreement is terminated by the Company pursuant to Section 7.1(e):

then, in either such event, the Company shall pay to Parent the Company Termination Fee, less the amount of Parent Expenses previously paid to Parent (if any) pursuant to Section 7.3(d), it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion; provided, that the payment by the Company of the Company Termination Fee pursuant to this Section 7.3(b) shall not relieve the Company from any liability or damage resulting from a Willful and Material Breach of any of its covenants or agreements set forth in this Agreement or Fraud.

(c) In the event that:

(i) (A) after the date of this Agreement, an Acquisition Proposal (whether or not conditional) (1) is made directly to the Parent Stockholders or is otherwise publicly disclosed and not withdrawn at least seven Business Days prior to the Parent Stockholders Meeting or (2) is otherwise communicated to senior management of Parent or the Parent Board prior to the termination hereof, (B) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(i) or, but only in the case of sub-clause (1) in the foregoing clause (A), Section 7.1(b)(iv) or by the Company pursuant to Section 7.1(b)(v) with respect to a Terminable Breach by Parent, and (C) within 12 months after the date of such termination, Parent enters into an agreement in respect of any Acquisition Proposal or recommends or submits an Acquisition Proposal to its stockholders for adoption, or a transaction in respect of any Acquisition Proposal with respect to Parent is consummated, which, in each case, need not be the same Acquisition Proposal that was made, disclosed or communicated prior to termination hereof (provided, that for purposes of this clause (C), each reference to “20% or more” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “50% or more”); or

(ii) this Agreement is terminated by the Company pursuant to Section 7.1(d);

then, in either such event, Parent shall pay to the Company the Parent Termination Fee, less the amount of Company Expenses previously paid to the Company (if any) pursuant to Section 7.3(d), it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion; provided, that the payment by Parent of the Parent Termination Fee pursuant to this Section 7.3(c) shall not relieve Parent from any liability or damage resulting from a Willful and Material Breach of any of its covenants or agreements set forth in this Agreement or Fraud.

(d) In the event that this Agreement is terminated by Parent or the Company:

(i) pursuant to Section 7.1(b)(iii) under circumstances in which the Company Termination Fee is not then payable pursuant to Section 7.3(b), then the Company shall pay Parent an amount in cash equal to $45,000,000 (the “Parent Expenses”) in respect of the costs and expenses of the Parent Parties in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of this Agreement and the Transactions; provided, that the payment by the Company of the Parent Expenses pursuant to this Section 7.3(d)(i) shall not relieve the Company (x) of any subsequent obligation to pay the Company Termination Fee pursuant to Section 7.3(b) except to the extent indicated in such Section or (y) from any liability or damage resulting from a Willful and Material Breach of any of its covenants or agreements set forth in this Agreement or Fraud; or

(ii) pursuant to Section 7.1(b)(iv) under circumstances in which the Parent Termination Fee is not then payable pursuant to Section 7.3(c), then Parent shall pay the Company an amount in cash equal to $90,000,000 (the “Company Expenses”) in respect of the costs and expenses of the Company Parties in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of this Agreement and the Transactions,; provided, that the payment by Parent of the Company Expenses pursuant to this Section 7.3(d)(ii) shall not relieve Parent (x) of any subsequent obligation to pay the Parent Termination Fee pursuant to Section 7.3(c) except to the extent indicated in such Section or (y) from any liability or damage resulting from a Willful and Material Breach of any of its covenants or agreements set forth in this Agreement or Fraud.

(e) Payment of the Company Termination Fee or the Parent Termination Fee shall be made by wire transfer of same-day funds to the accounts designated by the Parties that are the recipients thereof (i) concurrently with the termination of this Agreement in the case of a Company Termination Fee payable pursuant to Section 7.3(b)(iii), (ii) on the earliest of the execution of a definitive agreement with respect to, submission to the stockholders of, or the consummation of, any transaction contemplated by an Acquisition Proposal, as applicable, in the case of a Company Termination Fee payable pursuant to Section 7.3(b)(i) or a Parent Termination Fee payable pursuant to Section 7.3(c)(i), or (iii) as promptly as reasonably practicable after termination (and, in any event, within two Business Days thereof), in the case of a Company Termination Fee payable pursuant to Section 7.3(b)(ii) or a Parent Termination Fee payable pursuant to Section 7.3(c)(ii). Payment of (A) the Parent Expenses shall be made by wire transfer of same-day funds to the accounts designated by Parent within two Business Days after the Company is notified of the amounts thereof by Parent; and (B) the Company Expenses shall be made by wire transfer of same-day funds to the accounts designated by the Company within two Business Days after Parent is notified of the amounts thereof by the Company.

(f) Each Party acknowledges that the agreements contained in this Section 7.3 are an integral part of the Transactions, and that, without these agreements, the other Parties would not enter into this Agreement. Accordingly, if the applicable Party fails to promptly pay any amounts due pursuant to this Section 7.3, and, in order to obtain such payment, one or more other Parties commences a suit that results in a judgment against such Party for the amounts set forth in this Section 7.3, such Party shall pay to the other Parties their respective costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to this Section 7.3 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

Section 7.4 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the Parties by action taken or authorized by their respective Boards of Directors or Boards of Managers, as applicable, at any time prior to the Effective Time, whether before or after the Parent Stockholder Approval or the Company Stockholder Approval has been obtained; provided, however, that after the Parent Stockholder Approval or the Company Stockholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the Parent Stockholders or the Company Stockholders, respectively, without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the Parties in interest at the time of the amendment.

Section 7.5 Extension of Time; Waiver. At any time prior to the Effective Time, either Parent or the Company may, by action taken or authorized by their respective Boards of Directors, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other Party contained herein, in each case inclusive of the other Parent Parties in the event of an extension or waiver with respect to Parent and the other Company Parties in the event of an extension or waiver with respect to the Company; provided, however, that after the Parent Stockholder Approval or the Company Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the Parent Stockholders or the Company Stockholders, respectively, without such further approval or adoption. Any agreement on the part of a Party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such Party. No failure or delay of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1 Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Second Company Merger Effective Time, other than those covenants or agreements of the Parties that by their terms apply, or are to be performed in whole or in part, after the Second Company Merger Effective Time.

Section 8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail, upon written confirmation of receipt by e-mail or otherwise; provided, that each notice Party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

(i) if to any Parent Party, the Surviving Corporation, the Surviving Company or the Opco Surviving Company, to:

Pioneer Natural Resources Company

777 Hidden Ridge

Irving, Texas 75038

Attention: Mark H. Kleinman

E-mail: mark.kleinman@pxd.com

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

2001 Ross Avenue, Suite 2100

Dallas, Texas 75201

Attention: Jeffrey A. Chapman; Tull R. Florey

E-mail: jchapman@gibsondunn.com; tflorey@gibsondunn.com

(ii) if to either Company Party, to:

Parsley Energy, Inc.

303 Colorado Street, Suite 3000

Austin, Texas 78701

Attention: General Counsel

E-mail: CRoberts@parsleyenergy.com

with a copy (which shall not constitute notice) to:

Vinson & Elkins LLP

1001 Fannin, Suite 2500

Houston, Texas 77002

Attention: Douglas E. McWilliams; Lande A. Spottswood

E-mail: dmcwilliams@velaw.com; lspottswood@velaw.com

Section 8.3 Certain Definitions. For purposes of this Agreement:

(a) “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

(b) “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or required by applicable Law to be closed.

(c) “Company Award Agreement” means any award agreement or other written agreement between the Company and a Company Stock Award holder that governs the terms and conditions of a Company Stock Award held by such Company Stock Award holder.

(d) “Company Material Adverse Effect” means a Material Adverse Effect with respect to the Company.

(e) “Company PRSU Award” means each restricted stock unit that is (i) subject in whole or in part to performance-based vesting and (ii) payable in shares of Company Class A Common Stock or the value of which is determined with reference to the value of shares of Company Class A Common Stock.

(f) “Company Restricted Stock Award” means each restricted share of Company Class A Common Stock that is subject to vesting requirements.

(g) “Company RSU Award” means each restricted stock unit that is (i) subject solely to service-based vesting and (ii) payable in shares of Company Class A Common Stock or the value of which is determined with reference to the value of shares of Company Class A Common Stock.

(h) “Company Termination Fee” means a fee equal to $135,000,000.

(i) “Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of June 19, 2020, by and between Parent and the Company, as amended or supplemented from time to time.

(j) “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

(k) “Controlled Group” means any organization that is a member of a controlled, affiliated or otherwise related group of entities within the meaning of Code Sections 414(b), (c), (m) or (o).

(l) “COPAS” means the accounting standards promulgated by the Council of Petroleum Accountants Society.

(m) “Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any put, call, or other option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

(n) “EBITDA” means, with respect to any Person and its Subsidiaries, the sum of (i) consolidated net income, determined in accordance with GAAP, plus (ii) without duplication and to the extent deducted in determining such consolidated net income, the sum of (A) consolidated interest expense, plus (B) consolidated income tax expense, plus (iii) all amounts attributed to depletion, depreciation or amortization, in each case of such Person and its Subsidiaries.

(o) “Fraud” means actual fraud by a Person, which involves a knowing and intentional or willful misrepresentation or omission of a material fact with respect to the making of (i) any representation or warranty set forth in Article III or in the corresponding representations or warranties set forth in the Company’s officers’ certificate to be delivered pursuant to Section 6.2(c) or (ii) Article IV or in the corresponding representations or warranties set forth in the Parent’s officers’ certificate to be delivered pursuant to Section 6.3(c) and does not include any fraud claim based on negligent misrepresentation, recklessness or any equitable fraud or promissory fraud.

(p) “Hydrocarbons” means crude oil, natural gas, condensate, drip gas and natural gas liquids, coalbed gas, ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquid or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced or associated therewith.

(q) “Indebtedness” means, with respect to any Person, (i) all obligations of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP, (iv) all obligations of such Person under installment sale contracts, and (v) all indebtedness of others described in clauses (i) through (iv) above guaranteed by such Person; provided, however, Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.

(r) “Intellectual Property” means any and all proprietary, industrial and intellectual property rights, under the law of any jurisdiction or rights under international treaties, both statutory and common law rights, including: (i) utility models, supplementary protection certificates, patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations, and reissues thereof; (ii) trademarks, service marks, trade names, slogans, domain names, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof (including all goodwill associated with the foregoing); (iii) copyrights, moral rights, database rights, other rights in works of authorship and registrations and applications for registration of the foregoing; and (iv) trade secrets, know-how, and rights in confidential information, including designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable.

(s) “knowledge” of any Party means (i) with respect to Parent, the actual knowledge of Mark Berg, Rich Dealy, Mark Kleinman and Margaret Montemayor, and (ii) with respect to the Company, the actual knowledge of Matt Gallagher, Ryan Dalton, David Dell’Osso, Stephanie Reed and Colin Roberts.

(t) “Material Adverse Effect” means, with respect to any Person, any event, change, circumstance, occurrence or effect that (i) has, or would have, a material adverse effect on the business, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole, or (ii) would reasonably be expected to prevent, materially delay or materially impair the ability of such Person to consummate the Transactions; provided, however, in the case of clause (i) only, no event, change, circumstance, occurrence or effect to the extent directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Material Adverse Effect” or shall be taken into account when determining whether a “Material Adverse Effect” has occurred or would occur: (A) changes in conditions or developments generally applicable to the oil and gas exploration, development or production industry in the United States or any area or areas where the assets of such Person or any of its Subsidiaries are located, including any increase in operating costs or capital expenses or any reduction in drilling activity or production, or changes in Law or regulation affecting such industry; (B) general economic or political conditions or securities, credit, financial or other capital markets conditions (or changes in such conditions), including changes generally in supply, demand, price levels, interest rates, changes in the price of any commodity (including Hydrocarbons) or general market prices, changes in the cost of fuel, sand or proppants and changes in exchange rates, in each case in the United States or any foreign jurisdiction; (C) any failure, in and of itself, by such Person to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings, production or other financial or operating metrics for any period (it being understood that the events, changes, circumstances, occurrences or effects giving rise to or contributing to such failure may be deemed to constitute or be taken into account in determining whether there has occurred or would occur a Material Adverse Effect); (D) the execution and delivery of this Agreement; (E) the public announcement of the Transactions, including the impact thereof on the relationships, contractual or otherwise, of such Person or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners; (F) any change, in and of itself, in the market price or trading volume of such Person’s securities (it being understood that the events, changes, circumstances, occurrences or effects giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); (G) any change in applicable Law, COPAS or GAAP (or authoritative interpretation thereof); (H) geopolitical conditions (or changes in such conditions), the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism; (I) any epidemic, pandemic, disease outbreak (including the COVID-19 virus) or other public health crisis or public health event, or the worsening of any of the foregoing; (J) any disruption in the purchase or transportation of crude oil or natural gas produced or otherwise sold by such Person or its Subsidiaries as a result of any shutdown, interruption or declaration of force majeure by any pipeline operator or other purchaser of such products; (K) natural declines in well performance or reclassification or recalculation of reserves in the ordinary course of business; (L) seasonal reductions in revenues and/or earnings of such Person or any of its Subsidiaries in the ordinary course of their respective businesses; (M) any actions taken or omitted to be taken by a Party at the written direction of the other Parties (for the avoidance of doubt any action by, or omission of, a Party for which such Party sought or requested, and the other Parties provided, consent shall not be deemed to be “at the written direction of” such Party); or (N) compliance with the terms of, or the taking of any action expressly required by, this Agreement (except for any obligation under this Agreement to operate in the ordinary course of business (or similar obligation) pursuant to Section 5.1), except to the extent any such event, change, circumstance, occurrence or effect directly or indirectly resulting from, arising out of, attributable to or related to any of the matters described in clauses (A), (B), (G), (H) and (I), has a disproportionate effect on such Person and its Subsidiaries, taken as a whole, relative to other similarly situated Persons in the oil and gas exploration, development and production industry in the geographic areas in which such Person and any of its Subsidiaries operate (in which case, such event, change, circumstance, occurrence or effect (if any) shall be taken into account when determining whether a “Material Adverse Effect” has occurred or would occur solely to the extent it is disproportionate).

(u) “Oil and Gas Leases” means all Hydrocarbon leases, subleases, licenses or other occupancy or similar agreements under which a Person acquires or obtains operating rights in and to Hydrocarbons or any other real property that is material to the operation of such Person’s business.

(v) “Oil and Gas Properties” means all interests in and rights with respect to (i) material oil, gas, mineral, and similar properties of any kind and nature, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations and concessions and (ii) all Wells located on or producing from any of the Oil and Gas Properties described in clause (i) above.

(w) “Parent Convertible Notes” means the 0.250% Convertible Senior Notes due 2025 issued by Parent pursuant to the Indenture, dated as of May 14, 2020, between Parent and Wells Fargo Bank, National Association, as trustee.

(x) “Parent Material Adverse Effect” means a Material Adverse Effect with respect to Parent.

(y) “Parent PRSU Award” means each restricted stock unit that is (i) subject in whole or in part to performance-based vesting and (ii) payable in shares of Parent Common Stock or the value of which is determined with reference to the value of shares of Parent Common Stock.

(z) “Parent Restricted Stock Award” means each restricted share of Parent Common Stock that is subject to vesting requirements.

(aa) “Parent RSU Award” means each restricted stock unit that is (i) subject solely to service-based vesting and (ii) payable in shares of Parent Common Stock or the value of which is determined with reference to the value of shares of Parent Common Stock.

(bb) “Parent Stock Option” means an option to purchase shares of Parent Common Stock.

(cc) “Parent Termination Fee” means a fee equal to $270,000,000.

(dd) “Permitted Lien” means (i) to the extent not applicable to the Transactions or otherwise waived prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any Contracts or Oil and Gas Leases, including joint operating agreements, joint ownership agreements, stockholders agreements, organic documents and other similar agreements and documents; (ii) contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s liens and other similar Liens arising in the ordinary course of business for amounts not yet delinquent and Liens for Taxes or assessments or other governmental charges that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith in the ordinary course of business and for which adequate reserves have been established in accordance with GAAP by the applicable party; (iii) Production Burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Reserve Report Letter or the Parent Reserve Report Letter, as applicable; (iv) Liens arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements that are customary in the oil and gas business; provided, however, that, in each case, such Lien (A) secures obligations that are not Indebtedness or a deferred purchase price and are not delinquent and (B) would not have and would not reasonably be expected to have a Material Adverse Effect; (v) such Liens as Parent (in the case of Liens with respect to properties or assets of the Company or its Subsidiaries) or the Company (in the case of Liens with respect to properties or assets of Parent or its Subsidiaries), as applicable, may have expressly waived in writing; (vi) all easements, zoning restrictions, Rights-of-Way, servitudes, permits, surface leases and other similar rights in respect of surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and Rights-of-Way, on, over or in respect of any of the properties of the Company or Parent, as applicable, or any of their respective Subsidiaries, that are customarily granted in the oil and gas industry and do not materially interfere with the operation, value or use of the property or asset affected; (vii) any Lien discharged at or prior to the Effective Time, including Liens securing any Indebtedness that will be paid off in connection with the Closing; (viii) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions; and (ix) Liens, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, Rights-of-Way, covenants, restrictions and other similar matters that (A) would be accepted by a reasonably prudent purchaser of oil and gas interests, (B) would not reduce the net revenue interest of the applicable Party, in the aggregate, in the applicable Oil and Gas Properties below that set forth in the Company Reserve Report Letter or the Parent Reserve Report Letter, as applicable, and (C) would not increase the working interest of the applicable Party, in the aggregate, in the applicable Oil and Gas Properties above that set forth in the Company Reserve Report Letter or the Parent Reserve Report Letter, as applicable.

(ee) “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity.

(ff) “Production Burdens” means any royalties (including lessor’s royalties), overriding royalties, production payments, net profit interests or other burdens upon, measured by or payable out of Hydrocarbon production.

(gg) “Related Party” means, with respect to any Person, any present or former director, executive officer, stockholder, partner, member, employee or Affiliate of such Person or any of its Subsidiaries, or any of such Person’s Affiliates or immediate family members.

(hh) “Representative” means, with respect to any Party, any director, officer, employee, investment banker, financial advisor, attorney, accountant or other advisor, agent or representative of such Party or any of its Subsidiaries.

(ii) “Subsidiary” means, with respect to any Person, any other Person, whether incorporated or unincorporated, of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, (i) more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity, (ii) a general partner interest or (iii) a managing member interest.

(jj) “Tax Return” means any return, report, claim for refund, information return, statement or other similar document filed or required to be filed with any Governmental Entity in connection with the determination, assessment, collection or administration of any Tax, including any schedule, attachment or supplement thereto, and including any amendment thereof.

(kk) “Taxes” means any and all taxes, duties, levies or other similar governmental assessments, charges and fees in the nature of a tax, including income, estimated, business, occupation, corporate, capital, gross receipts, transfer, stamp, registration, employment, payroll, unemployment, occupancy, license, severance, capital, production, ad valorem, excise, windfall profits, real property, personal property, sales, use, turnover, value added and franchise taxes, deductions, withholdings, and custom duties, imposed by any Governmental Entity, whether disputed or not, together with all interest, penalties, and additions to tax imposed with respect thereto.

(ll) “Wells” means all oil or gas wells, whether producing, operating, shut-in or temporarily abandoned, located on an Oil and Gas Lease or any pooled, communitized or unitized acreage that includes all or a part of such Oil and Gas Lease or otherwise associated with an Oil and Gas Property of the applicable Person or any of its Subsidiaries, together with all oil, gas and mineral production from such well.

Section 8.4 Interpretation. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule, such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” Each accounting term not otherwise defined in this Agreement shall have the meaning commonly applied to such term in accordance with GAAP. References to “days” mean calendar days; when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

Section 8.5 Entire Agreement. This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter, the TRA Amendment, the Voting Agreements and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the Parties with respect to the subject matter hereof and thereof.

Section 8.6 No Third Party Beneficiaries.

(a) Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except (i) as provided in Section 5.8 (which is intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and Representatives) and (ii) from and after the Closing and subject to the consummation of the Mergers, for the provisions of Article II with respect to the rights of the former holders of Company Class A Common Stock, Opco LLC Stapled Units, Company RSU Awards, Company PRSU Awards and Company Restricted Stock Awards to receive Merger Consideration, other shares of Parent Common Stock to be issued in the Mergers, and such other shares of Parent Common Stock to be reserved for issuance in connection with such Mergers after the Closing. Notwithstanding the foregoing, in the event of any Parent Party’s Willful and Material

Breach of this Agreement or Fraud, then the Company Stockholders, acting solely through the Company, shall be beneficiaries of this Agreement and, subject to the terms of this Agreement, shall be entitled to pursue any and all legally available remedies, including equitable relief, and to seek recovery of all losses, liabilities, damages, costs and expenses of every kind and nature, including reasonable attorneys’ fees; provided, however, that the rights granted pursuant to this sentence shall be enforceable only by the Company, on behalf of the Company Stockholders, in the Company’s sole discretion, it being understood and agreed such rights shall attach to such shares of Company Common Stock and subsequently trade and transfer therewith and, consequently, any damages, settlements, or other amounts recovered or received by the Company with respect to such rights may, in the Company’s sole discretion, be (a) distributed, in whole or in part, by the Company to the stockholders of the Company of record as of any date determined by the Company or (b) retained by the Company for the use and benefit of the Company on behalf of the Company Stockholders in any manner the Company deems fit.

(b) The representations and warranties in this Agreement are the product of negotiations among the Parties hereto and are for the sole benefit of the Parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 7.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties hereto of risks associated with particular matters regardless of the knowledge of any of the Parties hereto. Consequently, Persons other than the Parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.7 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the Transactions shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

Section 8.8 Submission to Jurisdiction. Each of the Parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any Party or its Affiliates against any other Party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware, provided that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware. Each of the Parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the Transactions. Each of the Parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the Parties further agrees that notice as provided herein shall constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the Transactions, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 8.9 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any Party without the prior written consent of the other Parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 8.10 Specific Performance. The Parties agree that irreparable damage would occur in the event that the Parties do not perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions. Accordingly, prior to any termination of this Agreement pursuant to Section 7.1, the Parties acknowledge and agree that each Party shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal court located in the State of Delaware, this being in addition to any other remedy to which such Party is entitled at law or in equity. Each Party accordingly agrees (a) the non-breaching Party will be entitled to injunctive and other equitable relief, without proof of actual damages; and (b) the alleged breaching Party will not raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement and will not plead in defense thereto that there are adequate remedies at Law, all in accordance with the terms of this Section 8.10. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.10, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If prior to the Outside Date, any Party hereto brings an action to enforce specifically the performance of the terms and provisions hereof by any other Party, the Outside Date shall automatically be extended by such other time period established by the court presiding over such action.

Section 8.11 Currency. All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

Section 8.12 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 8.13 No Other Parties to this Agreement. Each of the following is herein referred to as a “Company Affiliate”: (a) any direct or indirect holder of equity interests or securities in any Company Party (whether stockholders or otherwise), and (b) any director, officer, employee, Representative or agent of (i) any Company Party or (ii) any Person who controls any Company Party. No Company Affiliate not a Party to this Agreement shall have any liability or obligation to any Parent Party of any nature whatsoever in connection with or under this Agreement or the Transactions, and the Parent Parties hereby waive and release all claims of any such liability and obligation, other than for Fraud. Each of the following is herein referred to as a “Parent Affiliate”: (x) any direct or indirect holder of equity interests or securities in any Parent Party (whether stockholders or otherwise), and (y) any director, officer, employee, Representative or agent of (i) any Parent Party or (ii) any Person who controls any Parent Party. No Parent Affiliate not a Party to this Agreement shall have any liability or obligation to any Company Party of any nature whatsoever in connection with or under this Agreement or the Transactions, and the Company Parties hereby waive and release all claims of any such liability and obligation, other than for Fraud. Nothing in this Section 8.13 will relieve any Company Affiliate of any contractual obligations expressly set forth in the TRA Amendment or any Voting Agreement to which such Company Affiliate is a party.

Section 8.14 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.15 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party.

Section 8.16 Facsimile or .pdf Signature

. This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

Section 8.17 No Presumption Against Drafting Party. Each Party acknowledges that each Party to this Agreement has been represented by counsel in connection with this Agreement and the Transactions. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting Party has no application and is expressly waived.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PIONEER NATURAL RESOURCES COMPANY

By:	/s/ Richard P. Dealy
Name:	Richard P. Dealy
Title:	Executive Vice President and Chief Financial Officer

PEARL FIRST MERGER SUB INC.

By:	/s/ Richard P. Dealy
Name:	Richard P. Dealy
Title:	Vice President

PEARL SECOND MERGER SUB LLC

By: Pioneer Natural Resources Company, its sole member

By:	/s/ Richard P. Dealy
Name:	Richard P. Dealy
Title:	Executive Vice President and Chief Financial Officer

PEARL OPCO MERGER SUB LLC

By: Pioneer Natural Resources Company, its sole member

By:	/s/ Richard P. Dealy
Name:	Richard P. Dealy
Title:	Executive Vice President and Chief Financial Officer

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

PARSLEY ENERGY, INC.

By:	/s/ Matt Gallagher
Name: Matt Gallagher
Title: President and Chief Executive Officer

PARSLEY ENERGY, LLC

By:	/s/ Matt Gallagher
Name: Matt Gallagher
Title: President and Chief Executive Officer

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

Annex B

PERSONAL AND CONFIDENTIAL

October 20, 2020

Board of Directors

Pioneer Natural Resources Company

777 Hidden Ridge

Irving, TX 75038

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to Pioneer Natural Resources Company (the “Company”) of the exchange ratio (the “Exchange Ratio”) of 0.1252 shares of common stock, par value $0.01 per share (the “Company Common Stock”), of the Company to be issued in exchange for each share of Class A common stock, par value $0.01 per share (the “Parsley Energy Common Stock”), of Parsley Energy, Inc. (“Parsley Energy”) and each Unit of Parsley Energy, LLC (“Parsley LLC”) not held by Parsley Energy, pursuant to the Agreement and Plan of Merger, dated as of October 20, 2020 (the “Agreement”), by and among the Company, Pearl First Merger Sub Inc., a wholly owned subsidiary of the Company, Pearl Second Merger Sub LLC, a wholly owned subsidiary of the Company, Pearl Opco Merger Sub LLC, a wholly owned subsidiary of the Company, Parsley Energy and Parsley LLC.

Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parsley Energy, Parsley LLC and any of their respective affiliates and third parties, including Quantum Energy Partners (“Quantum”), an affiliate of Q-Jagged Peak Energy Investment Partners, LLC, a significant stockholder of Parsley Energy, and its affiliates and portfolio companies, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as bookrunner with respect to the Company’s private placement of its 0.250% convertible senior notes due 2025 (aggregate principal amount $1,322,500,000) in May 2020 (the “Convertible Notes”); as a dealer manager in connection with the Company’s cash tender offers for its outstanding 3.45% senior notes due 2021, 3.95% senior notes due 2022, and 7.20% senior notes due 2028 (aggregate principal amount of up to $500,000,000) in May 2020; and as co-manager in connection with the Company’s public offering of its 1.90% Senior Notes due 2030 (aggregate principal amount $1,100,000,000) in August 2020. We may also in the future provide financial advisory and/or underwriting services to the Company, Parsley Energy and Quantum and their respective affiliates and, as applicable, portfolio companies for which our Investment Banking Division may receive compensation. Affiliates of Goldman Sachs & Co. LLC also may have co-invested with Quantum and its affiliates from time to time and may have invested in limited partnership units of affiliates of Quantum from time to time and may do so in the future.

We further note that concurrent with the issuance of the Convertible Notes, the Company entered into capped call transactions with respect to the Convertible Notes (collectively, the “Capped Call Transactions”)

Board of Directors

Pioneer Natural Resources Company

October 20, 2020

Page Two

with Goldman Sachs & Co. LLC (with respect to 25%) and other counterparties each acting as principal for its own account, consisting of the purchase by the Company of capped call options with respect to collectively approximately 12,047,710 shares of Company Common Stock, the aggregate number of shares of Company Common Stock underlying the Convertible Notes. The Capped Call Transactions may be adjusted, exercised, cancelled and/or terminated in accordance with their terms in connection with certain events. In particular, under the terms of the Capped Call Transactions, Goldman Sachs & Co. LLC and the other counterparties, each acting separately as calculation agent under the Capped Call Transactions to which it is a party, is entitled in certain circumstances to make adjustments to the terms of such Capped Call Transactions to reflect the economic effect of the announcement of the Transaction on the embedded call options. In addition, each of Goldman Sachs & Co. LLC and the other counterparties may, acting separately as the calculation agent, determining party or otherwise as principal under the Capped Call Transactions to which it is a party, determine such adjustments in respect of such Capped Call Transactions in accordance with their terms, including on or following consummation or abandonment of the Transaction. All actions or exercises of judgment by Goldman Sachs & Co. LLC, in its capacity as calculation agent, pursuant to the terms of the Capped Call Transactions to which it is a party must be performed in good faith and a commercially reasonable manner.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Parsley Energy for the five years ended December 31, 2019; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Parsley Energy; certain other communications from the Company and Parsley Energy to their respective stockholders; certain publicly available research analyst reports for the Company and Parsley Energy; certain internal financial analyses and forecasts for Parsley Energy on a stand-alone basis prepared by its management and adjusted by the management of the Company, certain internal financial analyses and forecasts for the Company on a stand-alone basis prepared by the management of the Company, and certain internal financial analyses and forecasts for the Company on a pro-forma basis giving effect to the Transaction prepared by the management of the Company, in each case as approved for our use by the Company (collectively, the “Forecasts”), including certain operating synergies projected by the management of the Company to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior managements of the Company and Parsley Energy regarding their assessment of the past and current business operations, financial condition and future prospects of Parsley Energy and with the members of senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company and the strategic rationale for, and the potential benefits of, the Transaction; reviewed the reported price and trading activity for the shares of Company Common Stock and the shares of Parsley Energy Common Stock; compared certain financial and stock market information for the Company and Parsley Energy with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the oil and gas exploration and production industry; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation, appraisal or geological or technical assessment of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, Parsley Energy or Parsley LLC or any of their respective subsidiaries and we have not been furnished

Board of Directors

Pioneer Natural Resources Company

October 20, 2020

Page Three

with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company, Parsley Energy or Parsley LLC or on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the Company, as of the date hereof, of the Exchange Ratio pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, Parsley Energy or Parsley LLC, or any class of such persons in connection with the Transaction, whether relative to the Exchange Ratio pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Company Common Stock or shares of Parsley Energy Common Stock will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on the Company, Parsley Energy, Parsley LLC or the Transaction, or as to the impact of the Transaction on the solvency or viability of the Company, Parsley Energy or Parsley LLC or the ability of the Company, Parsley Energy or Parsley LLC to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of shares of Company Common Stock should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the Company.

Very truly yours,

/s/ Goldman Sachs & Co. LLC

(GOLDMAN SACHS & CO. LLC)

Annex C

Morgan Stanley

October 20, 2020

CONFIDENTIAL

Board of Directors

Pioneer Natural Resources Company

777 Hidden Ridge

Irving, Texas 75038

Members of the Board:

We understand that Parsley Energy, Inc. (“Pearl” or the “Company”), Parsley Energy, LLC, a subsidiary of Pearl (“Opco”), Pioneer Natural Resources Company (“Poseidon”), Pearl First Merger Sub Inc., a wholly owned subsidiary of Poseidon (“Acquisition Sub”), Pearl Second Merger Sub LLC, a wholly owned subsidiary of Poseidon (“Merger Sub LLC”), and Pearl Opco Merger Sub LLC, a wholly owned subsidiary of Poseidon (“Opco Merger Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated October 19, 2020 (the “Merger Agreement”), which provides, among other things, for (i) the merger (the “Merger”) of Acquisition Sub with and into the Company, with the Company continuing as the surviving entity (the “Surviving Corporation”), (ii) the merger of Opco Merger Sub with and into Opco (the “Opco Merger”) and (iii) immediately following the Merger, the merger of the Surviving Corporation with and into Merger Sub LLC (the “Second Company Merger” and, together with the Merger, the “Integrated Mergers”, and together with the Merger and the Opco Merger, the “Mergers”). Pursuant to the Merger and the Opco Merger, each of the Company and Opco will become a wholly owned subsidiary of Poseidon, and (1) each (x) outstanding share of Class A common stock, par value $0.01 per share, of the Company (the “Company Class A Common Stock”), other than shares held by Pearl as treasury stock or owned, directly or indirectly, by Poseidon or Acquisition Sub and other than any unvested award of restricted Company Class A Common stock that does not vest by its terms as a result of the consummation of the Mergers, and (y) outstanding Opco LLC Unit (as defined in the Merger Agreement), other than Opco LLC Units owned, directly or indirectly by the Company or Poseidon or any of their respective subsidiaries, will be converted into the right to receive 0.1252 shares (the “Exchange Ratio”) of common stock, par value $0.01 per share, of Poseidon (the “Poseidon Common Stock”) (the “Consideration”), and (2) each outstanding share of Class B common stock, par value $0.01 per share, of the Company (the “Company Class B Common Stock”), will be canceled for no additional consideration, subject to the rights of the holders of any shares of Company Class B Common Stock to demand appraisal with respect to, and only with respect to, such holder’s shares of Company Class B Common Stock. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to Poseidon.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and Poseidon, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company and Poseidon, respectively;

3)	Reviewed certain financial projections prepared by the managements of the Company and Poseidon, respectively;

4)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Mergers, prepared by the management of Poseidon;

5)

Discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Mergers, with senior executives of the Company;

6)

Discussed the past and current operations and financial condition and the prospects of Poseidon, including information relating to certain strategic, financial and operational benefits anticipated from the Mergers, with senior executives of Poseidon;

7)	Reviewed the pro forma impact of the Mergers on Poseidon’s cash flow per share, consolidated capitalization and certain financial ratios;

8)	Reviewed the reported prices and trading activity for the Company Class A Common Stock and Poseidon Common Stock;

9)

Compared the financial performance of the Company and Poseidon and the prices and trading activity of the Company Class A Common Stock and Poseidon Common Stock with that of certain other publicly-traded companies comparable with the Company and Poseidon, respectively, and their securities;

10)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

11)	Reviewed the Merger Agreement and certain related documents; and

12)	Performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and Poseidon, and formed a substantial basis for this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Mergers, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Company and Poseidon of the future financial performance of the Company and Poseidon. In addition, we have assumed that the Mergers will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Integrated Mergers will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended and that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Mergers, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Mergers. We are not legal, tax, or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of Poseidon and the Company and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be paid to the holders of shares of the Company Class A Common Stock or the Opco LLC Units in the transaction. Our opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to other business or financial strategies that might be available to Poseidon, nor does it address the underlying business decision of Poseidon to enter into the Merger Agreement or proceed with any other transaction contemplated by the Merger Agreement. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or Poseidon, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of Poseidon in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Mergers. In the two years prior to the date hereof, we have provided financing services for Poseidon and the Company and have received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to Poseidon, the Company and Quantum Energy Partners, LLC (“Quantum”), which owns approximately 17% of the outstanding Company Class A Common Stock through its affiliate Q-Jagged Peak Energy Investment Partners, LLC, and their respective affiliates in the future and would expect to receive fees for the rendering of these services. In addition, Morgan Stanley, its affiliates, directors or officers, including individuals working with Poseidon in connection with this transaction, may have committed and may commit in the future to invest in private equity funds managed by Quantum or its affiliates.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Poseidon, the Company, Quantum or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of Poseidon and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing Poseidon is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law and a copy of this opinion may be provided to the Company and its legal advisors following the execution of the Merger Agreement, subject to the terms of our engagement letter with Poseidon. In addition, this opinion does not in any manner address the prices at which Poseidon Common Stock will trade following consummation of the Mergers or at any time and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of Poseidon and the Company should vote at the shareholders’ meetings to be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to Poseidon.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:     /s/ Mark L. Carmain

Mark L. Carmain

Managing Director

Annex D

October 20, 2020

Parsley Energy, Inc.

303 Colorado Street, Suite 3000

Austin, TX 78701

Attention: Board of Directors

Members of the Board:

You have asked us to advise you in your capacity as the Board of Directors (the “Board”) of Parsley Energy, Inc. (the “Company”) with respect to the fairness, from a financial point of view, to the Company Stockholders (as defined below) of the Exchange Ratio (as defined below) set forth in the Agreement and Plan of Merger, dated as of October 20, 2020 (the “Agreement”), by and among Pioneer Natural Resources Company (the “Acquiror”), Pearl First Merger Sub Inc., a wholly owned subsidiary of the Acquiror (“Merger Sub Inc.”), Pearl Second Merger Sub LLC, a wholly owned subsidiary of the Acquiror (“Merger Sub LLC”), Pearl Opco Merger Sub LLC, a wholly owned subsidiary of the Acquiror (“Opco Merger Sub LLC”), the Company and Parsley Energy, LLC, a subsidiary of the Company (“Opco”). We understand that the Agreement provides for, among other things, (1) the merger of Merger Sub Inc. with the Company (the “First Company Merger”) and, simultaneously with the First Company Merger, the merger of Opco Merger Sub LLC with Opco (the “Opco Merger”), pursuant to which the Company will become a wholly owned subsidiary of the Acquiror, and (2) immediately following the First Company Merger, the merger of the Company with Merger Sub LLC (together with the First Company Merger and the Opco Merger, the “Transaction”), pursuant to which the Company will remain a wholly owned subsidiary of the Acquiror and (x) each outstanding share of Class A common stock, par value $0.01 per share (“Class A Common Stock”), of the Company will be converted into and become exchangeable for 0.1252 shares (the “Exchange Ratio”) of common stock, par value $0.01 per share (“Acquiror Common Stock”), of the Acquiror and (y) each outstanding unit (“Opco LLC Unit”) representing membership interests in Opco will be converted into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio and each such Opco LLC Unit together with the associated share of Class B common stock, par value $0.01 per share (the “Class B Common Stock”), of the Company will be cancelled for no additional consideration. The holders of shares of Class A Common Stock and Class B Common Stock are referred to herein as the “Company Stockholders.” You have advised us and for purposes of our analyses and opinion we have assumed, that there is currently, and as of the effective time of the First Merger and the Opco Merger there will be, an outstanding share of Class B Common Stock associated with each outstanding Opco LLC Unit other than the Excluded Opco LLC Units (as defined in the Agreement), that each holder of outstanding shares of Class B Common Stock currently holds, and as of the effective time of the First Merger and the Opco Merger will hold, an equivalent number of Opco LLC Units and that, pursuant to the Limited Liability Company Agreement of Opco, dated June 11, 2013, as amended, holders of Opco LLC Units other than the Company have the right to exchange an Opco LLC Unit together with the associated share of Class B Common Stock for one share of Class A Common Stock and, consequently, for purposes of our analyses and this opinion we have, at your direction, treated one share of Class B Common Stock and the associated Opco LLC Unit as a single integrated security held by each holder of Class B Common Stock (together, the “Class B Stapled Security”). For purposes of our analyses and this opinion we have at your direction also assumed that (i) the Exchange Ratio will be received by the holders Class A Common Stock in respect of their Class A Common Stock as a result of the First Company Merger, (ii) the Exchange Ratio will be received by the holders of Class B Common Stock in respect of their Class B Stapled Security as a result of the First Company Merger and the Opco Merger, and (iii) a Class B Stapled Security is equivalent in value and identical in all other respects material to our analyses and this opinion to a share of Class A Common Stock.

In arriving at our opinion, we have reviewed the Agreement and certain publicly available business and financial information relating to the Company and the Acquiror. We have also reviewed certain other information relating to the Company and the Acquiror, including (i) financial forecasts and projected production and operating data relating to the Company provided to us by the Company’s management (the “Company Projections”) reflecting alternative commodity price assumptions and based on certain oil and gas reserve information prepared by the Company’s management regarding its oil and gas reserves (the “Company Reserve Information”); (ii) financial forecasts provided to us by the Acquiror’s management and projected production and operating data relating to the Acquiror provided to us by the Acquiror’s management as adjusted by the Company’s management (the “Company Projections for the Acquiror”) reflecting alternative commodity price assumptions and based on certain oil and gas reserve information prepared by the Acquiror’s management regarding its oil and gas reserves as adjusted by the Company’s management (the “Company Reserve Information for the Acquiror”); (iii) riskings for the Company’s and the Acquiror’s oil and gas reserves reviewed and discussed with us by the Company’s management (the “Riskings for the Company and the Acquiror”); and (iv) certain publicly available market data regarding future oil and gas commodity pricing reviewed and discussed with us by the Company’s management (collectively, “Publicly Available Future Pricing Data”). We also met with the management of the Company and certain of its representatives to discuss the businesses and prospects of the Company and the Acquiror. We have also considered certain financial and stock market data of the Company and the Acquiror, and we have compared that data with similar data for other companies with publicly traded equity securities in businesses we deemed similar to those of the Company and the Acquiror, respectively, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information and, with your consent, we have assumed and relied upon such information being complete and accurate in all respects material to our analyses and this opinion. With respect to the Company Projections (including the alternative commodity pricing assumptions), we have been advised by the management of the Company, and we have assumed with your consent, that such forecasts and estimates have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. With respect to the Company Projections for the Acquiror (including the alternative commodity pricing assumptions), we have been advised by the management of the Company, and we have assumed with your consent, that such forecasts and estimates have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Acquiror. With respect to the Company Reserve Information, management of the Company has advised us and we have assumed that such reserve information has been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Company as to the Company’s oil and gas reserves. With respect to the Company Reserve Information for the Acquiror, management of the Company has advised us and we have assumed that such reserve information has been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Company as to the Acquiror’s oil and gas reserves. With respect to the Riskings for the Company and the Acquiror, management of the Company has advised us and we have assumed that such riskings have been reasonably prepared in good faith on bases reflecting such management’s best currently available estimates and judgments as to the appropriate riskings for the Company Reserve Information and the Company Reserve Information for the Acquiror, as applicable. At your direction we have assumed that the Company Projections, the Company Projections for the Acquiror, the Company Reserve Information, the Company Reserve Information for the Acquiror, the Riskings for the Company and the Acquiror, and the Publicly Available Future Pricing Data are a reasonable basis upon which to evaluate the Company, the Acquiror and the Transaction and have used and relied upon such information for purposes of our analyses and this opinion. We express no view or opinion with respect to the Company Projections, the Company Projections for the Acquiror, the Company Reserve Information, the Company Reserve Information for the Acquiror, the Riskings for the Company and the Acquiror and the Publicly Available Future Pricing Data, or the assumptions upon which any of the foregoing are based.

In addition, we have relied upon, without independent verification (i) the assessments of the management of the Company with respect to the Acquiror’s ability to integrate the businesses of the Company and the Acquiror and (ii) the assessments of the management of the Company as to the Acquiror’s existing technology and future capabilities with respect to the extraction of the Acquiror’s and the Company’s oil and gas reserves and other oil and gas resources (and associated timing and costs) and the production of various oil and gas products, including liquefied natural gas (and associated timing and costs), and, with your consent, have assumed that there have been no developments that would adversely affect such management’s views with respect to such technologies, capabilities, timing and costs. We have assumed with your consent that the Transaction will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We also have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction, no modification, delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, the Acquiror or the contemplated benefits of the Transaction and that the Transaction will be consummated in compliance with all applicable laws and regulations and in accordance with the terms of the Agreement without waiver, modification or amendment of any term, condition or agreement thereof that is material to our analyses or this opinion. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or the Acquiror, nor have we been furnished with any such evaluations or appraisals (other than publicly available oil and gas reserve information with respect to the Company and the Acquiror and certain oil and gas reserve information with respect to the Company and the Acquiror prepared by their respective managements or third party oil and gas reserve consultants).

Our opinion addresses only the fairness, from a financial point of view, to the holders of Class A Common Stock of the Exchange Ratio to be received by the holders of shares of Class A Common Stock with respect to their shares of Class A Common Stock in the First Merger and the fairness, from a financial point of view, to the holders of Class B Common Stock of the Exchange Ratio to be received by the holders of shares of Class B Common Stock with respect to their Class B Stapled Securities in the First Merger and the Opco Merger pursuant to the Agreement in the manner set forth herein and does not address any other aspect or implication of the Transaction or any agreement, arrangement or understanding entered into in connection therewith or otherwise, including, without limitation, the form or structure of the Transaction, the voting agreements entered into by certain holders of shares of Class A Common Stock and Class B Common Stock and Opco LLC Units with the Acquiror in connection with the Transaction, the tax receivable agreement (the “TRA”) between the Company and certain holders of Opco LLC Units (and any amendment to be entered into in connection with the Transaction), any obligation or payment that may be required under the TRA, and the fairness of the amount or nature of, or any other aspect relating to, any compensation or consideration to be received or otherwise payable to any officers, directors, employees, securityholders or affiliates of any party to the Transaction, or class of such persons, relative to the Exchange Ratio or otherwise. Furthermore, we are not expressing any advice or opinion regarding matters that require legal, regulatory, accounting, insurance, intellectual property, tax, environmental, executive compensation or other similar professional advice, including, without limitation, any advice regarding the amounts of any company’s oil and gas reserves, the riskings attributable to such reserves or any other aspects of any company’s oil and gas reserves. We have assumed that the Company has or will obtain such advice or opinions from the appropriate professional sources. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based on information made available to us as of the date hereof and upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. In addition, as you are aware, the financial projections and estimates that we have reviewed relating to the future financial performance of the Company and the Acquiror and the Synergies Estimates reflect certain assumptions regarding (x) the oil and gas industry and future commodity prices associated with that industry and (y) the political policies and risk relevant to the conduct of the Company’s businesses that are or could be subject to significant uncertainty and volatility and that, if different than assumed, could have a material impact on our analyses and this opinion. As you are also aware, the financial markets have been experiencing unusual volatility, and we express no opinion or view as to any potential effects of such volatility on the Company, the Acquiror or the Transaction. We are not expressing any opinion as to what the value of shares of Acquiror Common Stock actually will be when issued to the holders of Company Common Stock pursuant to the Agreement or the prices or ranges of prices at which shares of Company Common Stock or Acquiror Common Stock may be purchased or sold at any time. We have assumed that the shares of Acquiror Common Stock to be issued in the Transaction will be approved for listing on the New York Stock Exchange prior to the consummation of the Transaction. Our opinion does not address the relative merits of the Transaction as compared to alternative transactions or strategies that might be available to the Company, nor does it address the underlying business decision of the Board or the Company to proceed with or effect the Transaction. We were not requested to, and we did not, solicit third party indications of interest in acquiring all or any part of the Company.

We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a substantial portion of which is contingent upon the consummation of the Transaction. We also became entitled to receive a fee upon the rendering of our opinion. In addition, the Company has agreed to reimburse us for certain of our expenses and to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and our affiliates have in the past provided investment banking and other financial advice and services to the Company and its affiliates for which advice and services we and our affiliates have received compensation, including among other things, during the past two years, having acted as an underwriter or initial purchaser in connection with an issuance of high yield debt securities by the Company in 2020. We and our affiliates have in the past provided investment banking and other financial advice and services to the Acquiror and its affiliates for which advice and services we and our affiliates have received compensation, including among other things, during the past two years, having acted as an underwriter or initial purchaser in connection with the issuance of debt securities in 2020, a counterparty in connection with the execution of a derivative transaction entered into in 2020 and an underwriter or initial purchaser in connection with an issuance of an equity convertible security in 2020. We and our affiliates may in the future provide investment banking and other financial advice and services to the Company, the Acquiror and their respective affiliates for which advice and services we and our affiliates would expect to receive compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial advice and services. We and/or our affiliates are also participants and lenders under outstanding credit facilities of the Company and the Acquiror and/or certain of their respective affiliates. We or one of our affiliates have also extended a loan to the Executive Chairman of the Company secured by a portion of his position in the Class A Common Stock and Class B Common Stock and the associated Opco LLC Units. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, the Acquiror and any other company that may be involved in the Transaction, as well as provide investment banking and other financial advice and services to such companies and their affiliates.

It is understood that this letter is for the information of the Board (in its capacity as such) in connection with its consideration of the Transaction and does not constitute advice or a recommendation to any security holder of the Company as to how such security holder should vote or act on any matter relating to the proposed Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio to be received by the holders of shares of Class A Common Stock with respect to their shares of Class A Common Stock in the First Merger is fair, from a financial point of view, to the holders of shares of Class A Common Stock and the Exchange Ratio to be received by the holders of shares of Class B Common Stock with respect to their Class B Stapled Securities in the First Merger and the Opco Merger is fair, from a financial point of view, to the holders of shares of Class B Common Stock.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

/s/ Credit Suisse Securities (USA) LLC

Annex E

October 20, 2020

Parsley Energy, Inc.

303 Colorado Street, Suite 3000

Austin, Texas 78701

Attention: Board of Directors

Members of the Board of Directors:

You have requested, in your capacity as the Board of Directors (the “Board”) of Parsley Energy, Inc. (the “Company”), our opinion with respect to the fairness, from a financial point of view, to the holders of Class A common stock, par value $0.01 per share (“Class A Common Stock”), of the Company and to the holders of Opco LLC Stapled Units (as defined in the Agreement, and collectively with Class A Common Stock, “Company Common Stock”) of the Exchange Ratio (as defined below) provided for in the proposed mergers (collectively, the “Transaction”) (i) of the Company with a wholly-owned subsidiary of Pioneer Natural Resources Company (the “Acquiror”, and such merger, the “First Company Merger”), (ii) of a wholly-owned subsidiary of the Acquiror with Opco LLC (the “Opco Merger”) and (iii) of the surviving corporation of the First Company Merger with a wholly-owned subsidiary of the Acquiror (the “Second Company Merger”). We understand that, among other things, pursuant to an Agreement and Plan of Merger, dated as of October 20, 2020 (the “Agreement”), between the Acquiror, Pearl First Merger Sub Inc., a wholly owned subsidiary of the Acquiror (“Merger Sub Inc.”), Pearl Second Merger Sub LLC, a wholly owned subsidiary of the Acquiror (“Merger Sub LLC”), Pearl Opco Merger Sub LLC, a wholly owned subsidiary of Acquiror (“Opco Merger Sub LLC”), Parsley Energy, LLC (“Opco LLC”) and the Company, Merger Sub Inc. will merge with the Company, the Company will become a wholly owned subsidiary of the Acquiror, Opco Merger Sub LLC will merge with Opco LLC, Opco LLC will become a wholly owned subsidiary of Acquiror and each outstanding share of Class A Common Stock, other than shares of Class A Common Stock held in treasury or owned, directly or indirectly, by the Acquiror or Merger Sub Inc. and certain unvested Company restricted stock awards, and each outstanding Opco LLC Unit (as defined in the Agreement), other than Opco LLC Units owned, directly or indirectly, by the Company or Acquiror or their respective subsidiaries, will be converted into the right to receive 0.1252 (the “Exchange Ratio”) of a share of the common stock, par value $0.01 per share (“Acquiror Common Stock”), of the Acquiror.

In preparing our opinion, we have:

•	reviewed the Agreement and the form of Voting Agreement (as defined in the Agreement);

•	reviewed certain publicly available business and financial information relating to the Company and the Acquiror and the industries in which they operate;

•

compared the financial and operating performance of the Company and the Acquiror with publicly available information concerning certain other companies we deemed relevant, and compared current and historic market prices of the Company Common Stock and the Acquiror Common Stock with similar data for such other companies;

•

reviewed certain internal financial analyses and forecasts for the Company (the “Company Projections”) and the Acquiror (the “Acquiror Projections”) prepared by the managements of the Company and the Acquiror;

•

reviewed certain estimates prepared by the management of the Company as to the potential cost savings and synergies expected by such management to be achieved as a result of the Transaction (the “Synergies”);

•

discussed with the management of the Company regarding certain aspects of the Transaction, the business, financial condition and prospects of the Company, the effect of the Transaction on the business, financial condition and prospects of the Company, and certain other matters that we deemed relevant; and

•	considered such other financial analyses and investigations and such other information that we deemed relevant.

In giving our opinion, we have assumed and relied upon the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or the Acquiror or otherwise reviewed by us. We have not independently verified any such information, and pursuant to the terms of our engagement by the Company, we did not assume any obligation to undertake any such independent verification. In relying on the Company Projections and Acquiror Projections (including the Synergies), we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management as to the future performance and financial condition of the Company and the Acquiror. We express no view or opinion with respect to the Company Projections, the Acquiror Projections, and the Synergies or the assumptions upon which they are based. We have assumed that any representations and warranties made by the Company and the Acquiror in the Agreement or in other agreements relating to the Transaction will be true and accurate in all respects that are material to our analysis and that the Company will have no exposure for indemnification pursuant to the Agreement or such other agreements that would be material to our analysis. At your direction, we have assumed for purposes of our analyses and this opinion that the Class A Common Stock and the Opco LLC Stapled Units are equivalent in all respects.

For purposes of our analyses and this opinion we have assumed that, for U.S. federal income tax purposes, the First Company Merger and the Second Company Merger will qualify as a “reorganization” within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended. We have also assumed that the Transaction will have the tax consequences described in discussions with, and materials provided to us by, the Company and its representatives. We also have assumed that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, the Acquiror or the contemplated benefits of the Transaction. We have also assumed that the Transaction will be consummated in compliance with all applicable laws and regulations and in accordance with the terms of the Agreement without waiver, modification or amendment of any term, condition or agreement thereof that is material to our analyses or this opinion. In addition, we have not made any independent evaluation, inspection or appraisal of the assets or liabilities (contingent or otherwise) of the Company or the Acquiror, nor have we been furnished with any such evaluations or appraisals. We have not evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. We have further assumed that the final form of the Agreement, when executed by the parties thereto, will conform to the execution copy reviewed by us in all respects material to our analyses and this opinion.

Our opinion only addresses the fairness, from a financial point of view, of the Exchange Ratio to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company. Furthermore, we express no opinion as to any other aspect or implication (financial or otherwise) of the Transaction, or any other agreement (including the Tax Receivable Agreement (as defined in the Agreement)), arrangement or understanding entered into in connection with the Transaction or otherwise, including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation or consideration to be received by or otherwise payable to any officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Exchange Ratio or otherwise (including the Early Termination Payment (as defined in the Agreement) under the Tax Receivable Agreement). Furthermore, we are not expressing any advice or opinion regarding matters that require legal, regulatory, accounting, insurance, tax, environmental, executive compensation or other similar professional advice and have relied upon the assessments of the Company and its advisors with respect to such advice.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof, notwithstanding that any such subsequent developments may affect this opinion. Our opinion does not address the relative merits of the Transaction as compared to any alternative transactions or strategies that might be available to the Company, nor does it address the underlying business decision of the Board or the Company to proceed with or effect the Transaction. We are not expressing any opinion as to the price at which Company Common Stock or Acquiror Common Stock may be traded at any time.

We were not requested to, and did not, provide advice concerning the structure, the specific Exchange Ratio or any other aspects of the Transaction, or to provide any services other than the delivery of this opinion. We were not requested to, and did not, solicit third-party indications of interest in acquiring all or any part of the Company or any other alternative transaction. We did not participate in negotiations with respect to the terms of the Transaction and related transactions.

We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee from the Company for such services, a substantial portion of which is contingent upon the consummation of the Transaction. We also became entitled to receive a fee upon the rendering of our opinion. In addition, the Company has agreed to reimburse us for certain expenses and to indemnify us and certain related parties for certain liabilities and other items arising out of our engagement.

During the two years preceding the date of this opinion, we and our affiliates have had investment or commercial banking relationships with the Company and the Acquiror, for which we and such affiliates have received customary compensation. Such relationships have included acting as lead bookrunner and sole lead arranger on the Company’s facility agreement in April 2020, as lead bookrunner and co-lead arranger on the Acquiror’s facility agreement in October 2018, as placement agent on the Acquiror’s share repurchase in January 2020, as lead bookrunner and co-lead arranger on the Acquiror’s facility agreement in April 2020, as joint bookrunner on an issuance of debt securities by the Acquiror in May 2020, and as joint bookrunner on an issuance of debt securities by the Acquiror in August 2020. We or our affiliates are also an agent and a lender to one or more of the credit facilities of the Company and the Acquiror. In addition, during the two years preceding the date of this opinion, we and our affiliates have had investment or commercial banking relationships with portfolio companies of Quantum Energy, which portfolio companies are not related to the Transaction. We and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and the Acquiror. In the ordinary course of business, we and our affiliates may trade or otherwise effect transactions in the securities or other financial instruments (including bank loans or other obligations) of the Company, the Acquiror and certain of their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities or financial instruments.

This letter is for the information and use of the Board (in its capacity as such) in connection with its evaluation of the Transaction. This opinion does not constitute advice or a recommendation to any stockholder of the Company or any other person as to how to vote or act on any matter relating to the proposed Transaction or any other matter. This opinion may not be used or relied upon for any other purpose without our prior written consent, nor shall this opinion be disclosed to any person or quoted or referred to, in whole or in part, without our prior written consent. This opinion may be reproduced in full in any proxy or information statement mailed to stockholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written consent. The issuance of this opinion has been approved by a fairness committee of Wells Fargo Securities.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the proposed Transaction is fair, from a financial point of view, to the holders of the Company Common Stock.

Very truly yours,

WELLS FARGO SECURITIES, LLC

/s/ Wells Fargo Securities, LLC

Annex F

Section 262 of the General Corporation Law of the State of Delaware

§ 262 Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex G

VOTING AND SUPPORT AGREEMENT

THIS VOTING AND SUPPORT AGREEMENT (the “Agreement”), is dated as of October 20, 2020, by and among Pioneer Natural Resources Company, a Delaware corporation (“Parent”), and Q-Jagged Peak Energy Investment Partners, LLC (the “Holder”), as a stockholder of Parsley Energy, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, Parent, the Company, Pearl First Merger Sub Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub Inc.”), Pearl Second Merger Sub LLC, a Delaware limited liability company and a wholly-owned Subsidiary of Parent (“Merger Sub LLC”), Pearl Opco Merger Sub LLC, a Delaware limited liability company and a wholly-owned Subsidiary of Parent (“Opco Merger Sub LLC”), and Parsley Energy, LLC, a Delaware limited liability company (“Opco LLC”), are entering into an Agreement and Plan of Merger dated as of the date hereof (as the same may be amended or supplemented from time to time, the “Merger Agreement”) providing for, among other things, (i) the merger of Merger Sub Inc. with and into the Company, with the Company continuing as the surviving entity (the “Surviving Corporation”) (such merger, the “First Company Merger”), (ii) simultaneously with the First Company Merger, the merger of Opco Merger Sub LLC with and into Opco LLC, with Opco LLC continuing as the surviving entity (such merger, the “Opco Merger”), and (iii) immediately following the First Company Merger and the Opco Merger, the merger of the Surviving Corporation with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving entity (such merger, together with the First Company Merger and the Opco Merger, the “Mergers”), in each case, on the terms and subject to the conditions of the Merger Agreement;

WHEREAS, the Holder is the Beneficial Owner (as defined below) of 65,412,650 shares of Class A common stock, par value $0.01 per share, of the Company (the “Company Class A Common Stock”) (such shares of Company Class A Common Stock, the “Covered Securities”);

WHEREAS, concurrently with the execution and delivery of the Merger Agreement, and as a condition and an inducement to Parent entering into the Merger Agreement, the Holder is entering into this Agreement with respect to the Covered Securities; and

WHEREAS, Parent desires that the Holder agree, and the Holder is willing to agree, subject to the limitations herein, not to Transfer (as defined below) any of its Covered Securities, and to vote its Covered Securities in a manner so as to facilitate consummation of the Mergers and the other transactions contemplated by the Merger Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

GENERAL

Section 1.1 Definitions. This Agreement is one of the “Voting Agreements” as defined in the Merger Agreement. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement.

“Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance). For the avoidance of doubt, Beneficially Own and Beneficial Ownership shall also include record ownership of securities.

“Beneficial Owners” shall mean Persons who Beneficially Own the referenced securities.

“Permitted Lien” means (a) a collateral assignment or similar agreement, pledging or granting a Lien in Covered Securities or a Person who directly or indirectly holds Covered Securities to a nationally recognized reputable banking organization in connection with any instrument governing Indebtedness of any Holder or any of its Affiliates, in each case as in existence on the date of this Agreement, and (b) transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities Laws or as set forth in the Organizational Documents of the Holder or any of its Affiliates.

“Transfer” means (a) any direct or indirect offer, sale, lease, assignment, encumbrance, loan, pledge, grant of a security interest, hypothecation, disposition or other similar transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, lease, assignment, encumbrance, loan, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any Covered Securities owned by the Holder (whether beneficially or of record), including in each case through the Transfer of any Person or any interest in any Person, or (b) in respect of any capital stock or interest in any capital stock, to enter into any swap or any other agreement, transaction or series of transactions that results in an amount of Covered Securities subject to Article III that is less than the amount of Covered Securities subject to Article III as of the date hereof.

ARTICLE II

AGREEMENT TO RETAIN COVERED SECURITIES

2.1 Transfer and Encumbrance of Covered Securities.

(a) From the date hereof until the earlier of the Termination Date (as defined below) and the Effective Time, the Holder shall not, with respect to any Covered Securities Beneficially Owned by the Holder, (i) Transfer any such Covered Securities or (ii) deposit any such Covered Securities into a voting trust or enter into a voting agreement or arrangement with respect to such Covered Securities or grant any proxy (except as otherwise provided herein) or power of attorney with respect thereto.

(b) Notwithstanding Section 2.1(a), the Holder may: (i) Transfer Covered Securities to one or more Affiliates (A) who is a party to an agreement with Parent with substantially similar terms as this Agreement or (B) if, as a condition to such Transfer, the recipient agrees in writing to be bound by this Agreement and delivers a copy of such executed written agreement to Parent prior to the consummation of such Transfer or (ii) Transfer Covered Securities with the prior written consent of Parent (which consent may be granted or withheld by Parent in its sole discretion).

(c) Nothing in this Agreement shall prohibit direct or indirect transfers of equity or other interests in a Holder to an Affiliate of the Holder.

2.2 Additional Purchases; Adjustments. The Holder agrees that any additional shares of capital stock or other equity of the Company or Opco LLC that the Holder purchases or otherwise acquires or with respect to which the Holder otherwise acquires voting power after the execution of this Agreement and prior to the earlier of the Termination Date and the Effective Time shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Covered Securities as of the date hereof (and shall be deemed “Covered Securities” for all purposes hereof), and the Holder shall promptly notify Parent of the existence of any such after acquired Covered Securities. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company or any similar transaction with respect to the equity of Opco LLC, as applicable, affecting the Covered Securities, the terms of this Agreement shall apply to the resulting securities.

2.3 Unpermitted Transfers; Involuntary Transfers. Any Transfer or attempted Transfer of any Covered Securities in violation of this Article II shall, to the fullest extent permitted by Law, be null and void ab initio, with no further action required by or on behalf of Parent, the Company or Opco LLC. In furtherance of the foregoing, the Holder hereby agrees to authorize and instruct the Company or Opco LLC, as applicable, to instruct its transfer agent to enter a stop transfer order with respect to all of the Covered Securities. If any involuntary Transfer of any of the Holder’s Covered Securities shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Covered Securities subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement.

ARTICLE III

AGREEMENT TO VOTE

3.1 Agreement to Vote. Prior to the earlier of the Termination Date and the Effective Time, the Holder irrevocably and unconditionally agrees that such Holder shall, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting), however called, of the stockholders of the Company or at any meeting or with respect to any written consent of the Members (as defined in the Opco LLC Agreement) of Opco LLC, as applicable, appear at such meeting or otherwise cause the Covered Securities to be counted as present thereat for purpose of establishing a quorum and vote, or cause to be voted at such meeting, all Covered Securities:

(a) in favor of adoption of the Merger Agreement and approving any other matters necessary for consummation of the transactions contemplated by the Merger Agreement, including the Mergers (the “Transaction Matters”); and

(b) against (i) any Acquisition Proposal or any other transaction, proposal, agreement or action made in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Mergers or matters contemplated by the Merger Agreement and (ii) any action that could reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect the Mergers or any of the other transactions contemplated by the Merger Agreement or this Agreement or any transaction that results in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of the Company or any of its Subsidiaries (including Opco LLC) under the Merger Agreement.

Any attempt by the Holder to vote, consent or express dissent with respect to (or otherwise to utilize the voting power of) the Covered Securities in contravention of this Section 3.1 shall be null and void ab initio. If the Holder is the Beneficial Owner, but not the holder of record, of any Covered Securities, the Holder agrees to take all actions necessary to cause the holder of record and any nominees to vote (or exercise a consent with respect to) all of such Covered Securities in accordance with this Section 3.1.

Notwithstanding anything herein to the contrary in this Agreement, this Section 3.1 shall not require the Holder to be present (in person or by proxy) or vote (or cause to be voted), any of the Covered Securities to amend, modify or waive any provision of the Merger Agreement in a manner that reduces the amount or changes the form of the Merger Consideration payable or imposes any material restrictions on or additional material conditions on the payment of the Merger Consideration or extends the Outside Date. Notwithstanding anything to the contrary in this Agreement, the Holder shall remain free to vote (or execute consents or proxies with respect to) the Covered Securities with respect to any matter other than as set forth in Section 3.1(a) and Section 3.1(b) in any manner the Holder deems appropriate, including in connection with the election of directors of the Company.

3.2 Proxy. The Holder hereby irrevocably appoints as its proxy and attorney-in-fact, Parent, the executive officers of Parent and any person designated in writing by Parent, each of them individually, with full power of substitution and resubstitution, to consent to or vote the Covered Securities as indicated in Section 3.1 above. The Holder intends this proxy to be irrevocable and unconditional during the term of this Agreement prior to the earlier of the Termination Date and the Effective Time and coupled with an interest and will take such further action or execute such other instruments as may be reasonably necessary to effect the intent of this proxy, and hereby revokes any proxy previously granted by the Holder with respect to the Covered Securities (and the Holder hereby represents that any such proxy is revocable). The proxy granted by the Holder shall be automatically revoked upon the earlier of the Termination Date and the Effective Time and Parent may further terminate this proxy at any time at its sole election by written notice provided to the Holder.

ARTICLE IV

ADDITIONAL AGREEMENTS

4.1 Waiver of Appraisal Rights; Litigation. Unless (a) this Agreement is terminated in accordance with its terms or pursuant to Section 6.5 or (b) the Merger Agreement is amended in a manner that reduces the amount or changes the form of the Merger Consideration payable or imposes any material restrictions on or additional material conditions on the payment of the Merger Consideration or extends the Outside Date, in each case without the consent of the Holder, to the fullest extent permitted by Law, the Holder hereby irrevocably and unconditionally waives, and agrees not to exercise, any rights of appraisal (including under Section 262 of the DGCL) relating to the Mergers that the Holder may have by virtue of the ownership of any Covered Securities. The Holder further agrees not to commence, join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub Inc., Merger Sub LLC, Opco Merger Sub LLC, Opco LLC, or the Company or any of their respective Affiliates and each of their successors or directors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the transactions contemplated hereby or thereby, including any claim (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the Closing) or (b) alleging a breach of any fiduciary duty of the Company Board in connection with the negotiation and entry into the Merger Agreement or the transactions contemplated thereby, and hereby irrevocably waives any claim or rights whatsoever with respect to any of the foregoing.

4.2 Further Assurances. The Holder agrees that, during the term of this Agreement, the Holder shall and shall cause such Holder’s controlled Affiliates to take no action that would reasonably be expected to adversely affect or delay the ability to perform the Holder’s respective covenants and agreements under this Agreement.

4.3 Fiduciary Duties. The Holder is entering into this Agreement solely in such Holder’s capacity as the record or Beneficial Owner of the Covered Securities and nothing herein is intended to or shall limit or affect any actions taken by the Holder or any of the Holder’s designees, as applicable, serving in his or her capacity as a director of the Company (or a Subsidiary of the Company). The taking of any actions (or failures to act) by the Holder or the Holder’s designees, as applicable, serving as a director of the Company or a Subsidiary of the Company (in such capacity as a director) shall not be deemed to constitute a breach of this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF HOLDER

5.1 Representations and Warranties. The Holder hereby represents and warrants as follows:

(a) Ownership. The Holder has, with respect to the Covered Securities, and at all times during the term of this Agreement will continue to have, Beneficial Ownership of, good and valid title to and full and exclusive power to vote, issue instructions with respect to the matters set forth in Article III, agree to all of the matters set forth in this Agreement and to Transfer the Covered Securities. Other than the 20,374 unvested Restricted Stock Units and 3,589 shares of Company Class A Common Stock issued upon the vesting of Restricted Stock Units held for the benefit of the Holder, the Covered Securities constitute all of the shares of Company Class A Common Stock owned of record or Beneficially Owned by the Holder as of the date hereof, and all of the Covered Securities are held by the Holder free and clear of all Liens, other than any Permitted Liens. Other than this Agreement and any Permitted Liens, (i) there are no agreements or arrangements of any kind, contingent or otherwise, to which the Holder is a party obligating the Holder to Transfer or cause to be Transferred to any person any of the Covered Securities and (ii) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Covered Securities.

(b) Organization; Authority. The Holder is an entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation. The Holder has full power and authority and is duly authorized to make, enter into and carry out the terms of this Agreement and to perform the Holder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by the Holder and (assuming due authorization, execution and delivery by Parent) constitutes a valid and binding agreement of the Holder, enforceable against the Holder in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law)), and no other action is necessary to authorize the execution and delivery by the Holder or the performance of the Holder’s obligations hereunder.

(c) No Violation. The execution, delivery and performance by the Holder of this Agreement will not (i) violate any provision of any Law applicable to the Holder; (ii) violate any order, judgment or decree applicable to the Holder or any of its Affiliates; or (iii) conflict with, or result in a breach or default under, any agreement or instrument to which the Holder or any of its Affiliates is a party or any term or condition of its certificate of incorporation, bylaws, certificate of formation, limited liability company agreement or comparable organizational documents, as applicable, except where such conflict, breach or default would not reasonably be expected to, individually or in the aggregate, have an adverse effect on the Holder’s ability to satisfy the Holder’s obligations hereunder.

(d) Consents and Approvals. The execution and delivery by the Holder of this Agreement, and the performance of the Holder’s obligations hereunder, do not require the Holder or any of its Affiliates to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any person or Governmental Entity, except such filings and authorizations as may be required under the Exchange Act.

(e) Absence of Litigation. To the knowledge of the Holder, as of the date hereof, there is no action, suit, investigation, complaint or other proceeding pending against, or threatened in writing against the Holder that would prevent the performance by the Holder of its obligations under this Agreement on a timely basis.

(f) Absence of Other Voting Agreements. Except as contemplated by this Agreement, the Holder (i) has not entered into, and shall not enter into at any time prior to the earlier of the Termination Date and the Effective Time, any voting agreement or voting trust with respect to the Covered Securities and (ii) has not granted, and shall not grant at any time prior to earlier of the Termination Date and the Effective Time, a proxy or power of attorney with respect to the Covered Securities, in either case, which is inconsistent with the Holder’s obligations pursuant to this Agreement. Other than with respect to any Permitted Liens, none of the Covered Securities are subject to any pledge agreement pursuant to which the Holder does not retain sole and exclusive voting rights with respect to the Covered Securities subject to such pledge agreement at least until the occurrence of an event of default under the related debt instrument.

ARTICLE VI

MISCELLANEOUS

6.1 No Solicitation. The Holder agrees that such Holder shall not, and shall not permit or authorize any of such Holder’s controlled Affiliates and shall use commercially reasonable efforts to not permit or authorize any of such Holder’s or such Holder’s controlled Affiliates’ Representatives to, directly or indirectly, take any of the actions listed in clauses (i) or (ii) of Section 5.2(a) of the Merger Agreement (without giving effect to any amendment or modification of such clauses after the date hereof). The Holder shall, and shall cause such Holder’s controlled Affiliates and shall use commercially reasonable efforts to cause such Holder’s and such Holder’s controlled Affiliates’ Representatives to, immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted heretofore with respect to any Acquisition Proposal or potential Acquisition Proposal. In addition, the Holder agrees to be subject to Section 5.2(e) of the Merger Agreement (without giving effect to any amendment or modification of such clauses after the date hereof) as if the Holder were the “Company” thereunder. Notwithstanding the foregoing, to the extent the Company complies with its obligations under Section 5.2 of the Merger Agreement and participates in discussions or negotiations with a Person regarding an Acquisition Proposal, the Holder or any of such Holder’s controlled Affiliates and/or such Holder’s and such Holder’s controlled Affiliates’ Representatives may engage in discussions or negotiations with such Person to the extent that the Company can act under Section 5.2 of the Merger Agreement.

6.2 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated by this Agreement may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, manager, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney, advisor, consultant or Representative or Affiliate of any of the foregoing (each, a “Holder Related Party”) shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of or made under this Agreement or in respect of any oral representations made or alleged to have been made in connection herewith (whether for indemnification or otherwise) or of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated by this Agreement. Parent acknowledges that no Holder nor any Holder Related Party has made, and Parent has not relied upon, any representation related to the matters contemplated by this Agreement, except as set forth in Article V.

6.3 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to the Covered Securities. All rights, ownership and economic benefits of and relating to the Covered Securities shall remain vested in and belong to the Holder, and Parent shall not have any authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of the Company or Opco LLC or exercise any power or authority to direct the Holder in the voting or disposition of any Covered Securities, except as otherwise expressly provided herein.

6.4 Disclosure. The Holder consents to and authorizes the publication and disclosure by the Company and Parent of the Holder’s identity and holding of Covered Securities, and the terms of this Agreement (including, for avoidance of doubt, the disclosure of this Agreement), in any press release, the Form S-4, the Joint Proxy Statement and any other disclosure document required in connection with this Agreement, the Merger Agreement, the Mergers and the transactions contemplated by the Merger Agreement.

6.5 Termination. This Agreement shall terminate upon the date the Merger Agreement is validly terminated in accordance with its terms (such date, the “Termination Date”). Neither the provisions of this Section 6.5 nor the termination of this Agreement shall relieve (x) any party hereto from any liability of such party to any other party incurred prior to such termination or (y) any party hereto from any liability to any other party arising out of or in connection with a breach of this Agreement. Nothing in the Merger Agreement shall relieve the Holder from any liability arising out of or in connection with a breach of this Agreement.

6.6 Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each party hereto.

6.7 Reliance. The Holder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Holder’s execution and delivery of this Agreement.

6.8 Extension; Waiver. The parties hereto may, to the extent permitted by applicable Law:

(a) extend the time for the performance of any of the obligations or acts of the other party hereunder;

(b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or

(c) waive compliance with any of the agreements or conditions of the other party contained herein;

provided, however, that, in each case, such waiver is made in writing and signed by the party (or parties) against whom the waiver is to be effective.

Notwithstanding the foregoing, no failure or delay by Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a party hereto to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such party. No waiver by any of the parties hereto of any default, misrepresentation or breach of representation, warranty, covenant or other agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

6.9 Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Mergers are consummated.

6.10 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e mail, upon written confirmation of receipt by e mail or otherwise; provided, that each notice party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to the Holder, to:

Q-Jagged Peak Energy Investment Partners, LLC

800 Capitol St, Suite 3600

Houston, Texas 77002

Attention: General Counsel

E-mail: generalcounsel@quantumep.com

With a copy (which shall not constitute notice) to:

Sidley Austin LLP

1000 Louisiana Street, Suite 5900

Houston, Texas 77002

Attention: George J. Vlahakos

E-mail: gvlahakos@sidley.com

and if to Parent, to:

Pioneer Natural Resources Company

777 Hidden Ridge

Irving, Texas 75038

Attention: Mark H. Kleinman

E-mail: mark.kleinman@pxd.com

With a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

2001 Ross Avenue, Suite 2100

Dallas, Texas 75201

Attention: Jeffrey A. Chapman; Tull R. Florey

E-mail: jchapman@gibsondunn.com; tflorey@gibsondunn.com

6.11 Interpretation. When a reference is made in this Agreement to a Section or Article, such reference shall be to a Section or Article of this Agreement unless otherwise indicated. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The headings contained in this Agreement are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to “days” mean calendar days; when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. References to an “Affiliate” of any Person mean any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person; provided, however, that solely for purposes of this Agreement, notwithstanding anything to the contrary set forth herein, neither the Company nor any of its Subsidiaries shall be deemed to be an Affiliate of the Holder; provided, further, that, for the avoidance of doubt, (x) any member of the Holder shall be deemed an Affiliate of the Holder, (y) an Affiliate of the Holder shall include any investment fund, vehicle or holding company of which the Holder or an Affiliate thereof serves as the general partner, managing member or discretionary manager or advisor, and (z) notwithstanding the foregoing, an Affiliate of the Holder shall not include any portfolio company or other investment of the Holder or any Affiliate of the Holder.

6.12 No Presumption Against Drafting Party. Each of the parties hereto acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated hereby. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

6.13 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other party.

6.14 No Partnership, Agency or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture, any like relationship between the parties hereto or a presumption that the parties hereto are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

6.15 No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties hereto and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

6.16 Entire Agreement. This Agreement, the Merger Agreement, the Company Disclosure Letter, the Parent Disclosure Letter, the TRA Amendment and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties hereto with respect to the subject matter hereof and thereof.

6.17 Governing Law; Venue; Waiver of Jury Trial.

(a) This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of Laws principles of the State of Delaware.

(b) Each of the parties hereto irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware, provided that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware. Each of the parties hereto hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties hereto agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties hereto further agrees that notice as provided herein shall constitute sufficient service of process, and the parties further waive any argument that such service is insufficient. Each of the parties hereto hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the suit, action or proceeding in any such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c) EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

6.18 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by either party without the prior written consent of the other party, and any such assignment without such prior written consent shall be null and void; provided, however, that Parent may assign all or any of its rights and obligations hereunder to any direct or indirect Subsidiary of Parent; provided further, that no assignment shall limit the assignor’s obligations hereunder. Subject to the preceding sentence and except as set forth in Article II, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

6.19 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that the parties do not perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions. Accordingly, prior to any termination of this Agreement pursuant to Section 6.5, the parties hereto acknowledge and agree that each party shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal court located in the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity. Each party hereto accordingly agrees (a) the non-breaching party will be entitled to injunctive and other equitable relief, without proof of actual damages; and (b) the alleged breaching party will not raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement and will not plead in defense thereto that there are adequate remedies at Law, all in accordance with the terms of this Section 6.20. Each party hereto further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 6.20, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

6.20 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

6.21 Delivery by Facsimile or Electronic Transmission. This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have executed or caused this Agreement to be executed in counterparts, all as of the day and year first above written.

PIONEER NATURAL RESOURCES COMPANY

By:	/s/ Richard P. Dealy
Name:	Richard P. Dealy
Title:	Executive Vice President and Chief Financial Officer

HOLDER:

Q-JAGGED PEAK ENERGY INVESTMENT PARTNERS, LLC

By:	/s/ S. Wil VanLoh, Jr.
Name:	S. Wil VanLoh, Jr.
Title:	Authorized Person

Annex H

VOTING AND SUPPORT AGREEMENT

THIS VOTING AND SUPPORT AGREEMENT (the “Agreement”), is dated as of October 20, 2020, by and among Pioneer Natural Resources Company, a Delaware corporation (“Parent”), and Bryan Sheffield (the “Holder”), as a stockholder of Parsley Energy, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, Parent, the Company, Pearl First Merger Sub Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub Inc.”), Pearl Second Merger Sub LLC, a Delaware limited liability company and a wholly-owned Subsidiary of Parent (“Merger Sub LLC”), Pearl Opco Merger Sub LLC, a Delaware limited liability company and a wholly-owned Subsidiary of Parent (“Opco Merger Sub LLC”), and Parsley Energy, LLC, a Delaware limited liability company (“Opco LLC”), are entering into an Agreement and Plan of Merger dated as of the date hereof (as the same may be amended or supplemented from time to time, the “Merger Agreement”) providing for, among other things, (i) the merger of Merger Sub Inc. with and into the Company, with the Company continuing as the surviving entity (the “Surviving Corporation”) (such merger, the “First Company Merger”), (ii) simultaneously with the First Company Merger, the merger of Opco Merger Sub LLC with and into Opco LLC, with Opco LLC continuing as the surviving entity (such merger, the “Opco Merger”), and (iii) immediately following the First Company Merger and the Opco Merger, the merger of the Surviving Corporation with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving entity (such merger, together with the First Company Merger and the Opco Merger, the “Mergers”), in each case, on the terms and subject to the conditions of the Merger Agreement;

WHEREAS, the Holder is the Beneficial Owner (as defined below) of 10,129,559 shares of Class A common stock, par value $0.01 per share, of the Company (the “Company Class A Common Stock”), 21,198,751 shares of Class B common stock, par value $0.01 per share, of the Company (the “Company Class B Common Stock”) and 21,198,751 Units (as defined in the Fourth Amended and Restated Limited Liability Company Agreement of Opco LLC, dated as of July 22, 2019) (the “Opco LLC Units”) (such shares of Company Class A Common Stock, Company Class B Common Stock and Opco LLC Units, the “Covered Securities”);

WHEREAS, concurrently with the execution and delivery of the Merger Agreement, and as a condition and an inducement to Parent entering into the Merger Agreement, the Holder is entering into this Agreement with respect to the Covered Securities;

WHEREAS, Parent desires that the Holder agree, and the Holder is willing to agree, subject to the limitations herein, not to Transfer (as defined below) any of its Covered Securities, and to vote its Covered Securities in a manner so as to facilitate consummation of the Mergers and the other transactions contemplated by the Merger Agreement; and

WHEREAS, Parent desires that the Holder agree, and the Holder is willing to agree, subject to the limitations herein, not to transfer or take other certain specified actions with respect to any of the Lock-Up Shares (as defined below) during the Lock-Up Period (as defined below).

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

GENERAL

Section 1.1 Definitions. This Agreement is one of the “Voting Agreements” as defined in the Merger Agreement. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement.

“Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance). For the avoidance of doubt, Beneficially Own and Beneficial Ownership shall also include record ownership of securities.

“Beneficial Owners” shall mean Persons who Beneficially Own the referenced securities.

“Permitted Lien” means (a) a collateral assignment or similar agreement, pledging or granting a Lien in Covered Securities or a Person who directly or indirectly holds Covered Securities to a nationally recognized reputable banking organization in connection with any instrument governing Indebtedness of any Holder or any of its Affiliates, in each case as in existence on the date of this Agreement, and (b) transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities Laws or as set forth in the Organizational Documents of the Holder or any of its Affiliates.

“Transfer” means (a) any direct or indirect offer, sale, lease, assignment, encumbrance, loan, pledge, grant of a security interest, hypothecation, disposition or other similar transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, lease, assignment, encumbrance, loan, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any Covered Securities owned by the Holder (whether beneficially or of record), including in each case through the Transfer of any Person or any interest in any Person, or (b) in respect of any capital stock or interest in any capital stock, to enter into any swap or any other agreement, transaction or series of transactions that results in an amount of Covered Securities subject to Article III that is less than the amount of Covered Securities subject to Article III as of the date hereof; but in each case excluding (i) the exchange of Opco LLC Units (together with the same number of shares of Company Class B Common Stock) for shares of Company Class A Common Stock and (ii) (A) hedging and derivative transactions and (B) pledges and other security interest grants, in the case of any of the foregoing in this clause (ii), if such transactions are with one or more counterparties that are nationally recognized reputable banking organizations and solely to the extent (I) such transactions are effected pursuant to agreements or arrangements in existence as of the date of this Agreement, (II) such transactions do not have the intention or purpose of circumventing the transfer or other restrictions contained in this Agreement and (III) such transactions would not reasonably be expected to impair the ability of the Holder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

ARTICLE II

AGREEMENT TO RETAIN COVERED SECURITIES

2.1 Transfer and Encumbrance of Covered Securities.

(a) From the date hereof until the earlier of the Termination Date (as defined below) and the Effective Time, the Holder shall not, with respect to any Covered Securities Beneficially Owned by the Holder, (i) Transfer any such Covered Securities or (ii) deposit any such Covered Securities into a voting trust or enter into a voting agreement or arrangement with respect to such Covered Securities or grant any proxy (except as otherwise provided herein) or power of attorney with respect thereto.

(b) Notwithstanding Section 2.1(a), the Holder may: (i) Transfer Covered Securities to one or more Affiliates (A) who is a party to an agreement with Parent with substantially similar terms as this Agreement or (B) if, as a condition to such Transfer, the recipient agrees in writing to be bound by this Agreement and delivers a copy of such executed written agreement to Parent prior to the consummation of such Transfer or (ii) Transfer Covered Securities with the prior written consent of Parent (which consent may be granted or withheld by Parent in its sole discretion).

(c) Nothing in this Agreement shall prohibit direct or indirect transfers of equity or other interests in a Holder to an Affiliate of the Holder.

2.2 Additional Purchases; Adjustments. The Holder agrees that any additional shares of capital stock or other equity of the Company or Opco LLC that the Holder purchases or otherwise acquires or with respect to which the Holder otherwise acquires voting power after the execution of this Agreement and prior to the earlier of the Termination Date and the Effective Time shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Covered Securities as of the date hereof (and shall be deemed “Covered Securities” for all purposes hereof), and the Holder shall promptly notify Parent of the existence of any such after acquired Covered Securities. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company or any similar transaction with respect to the equity of Opco LLC, as applicable, affecting the Covered Securities, the terms of this Agreement shall apply to the resulting securities.

2.3 Unpermitted Transfers; Involuntary Transfers. Any Transfer or attempted Transfer of any Covered Securities in violation of this Article II shall, to the fullest extent permitted by Law, be null and void ab initio, with no further action required by or on behalf of Parent, the Company or Opco LLC. In furtherance of the foregoing, the Holder hereby agrees to authorize and instruct the Company or Opco LLC, as applicable, to instruct its transfer agent to enter a stop transfer order with respect to all of the Covered Securities. If any involuntary Transfer of any of the Holder’s Covered Securities shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Covered Securities subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement.

ARTICLE III

AGREEMENT TO VOTE

3.1 Agreement to Vote. Prior to the earlier of the Termination Date and the Effective Time, the Holder irrevocably and unconditionally agrees that such Holder shall, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting), however called, of the stockholders of the Company or at any meeting or with respect to any written consent of the Members (as defined in the Opco LLC Agreement) of Opco LLC, as applicable, appear at such meeting or otherwise cause the Covered Securities to be counted as present thereat for purpose of establishing a quorum and vote, or cause to be voted at such meeting, all Covered Securities:

(a) in favor of adoption of the Merger Agreement and approving any other matters necessary for consummation of the transactions contemplated by the Merger Agreement, including the Mergers (the “Transaction Matters”); and

(b) against (i) any Acquisition Proposal or any other transaction, proposal, agreement or action made in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Mergers or matters contemplated by the Merger Agreement and (ii) any action that could reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect the Mergers or any of the other transactions contemplated by the Merger Agreement or this Agreement or any transaction that results in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of the Company or any of its Subsidiaries (including Opco LLC) under the Merger Agreement.

Any attempt by the Holder to vote, consent or express dissent with respect to (or otherwise to utilize the voting power of) the Covered Securities in contravention of this Section 3.1 shall be null and void ab initio. If the Holder is the Beneficial Owner, but not the holder of record, of any Covered Securities, the Holder agrees to take all actions necessary to cause the holder of record and any nominees to vote (or exercise a consent with respect to) all of such Covered Securities in accordance with this Section 3.1.

Notwithstanding anything herein to the contrary in this Agreement, this Section 3.1 shall not require the Holder to be present (in person or by proxy) or vote (or cause to be voted), any of the Covered Securities to amend, modify or waive any provision of the Merger Agreement in a manner that reduces the amount or changes the form of the Merger Consideration payable or imposes any material restrictions on or additional material conditions on the payment of the Merger Consideration or extends the Outside Date. Notwithstanding anything to the contrary in this Agreement, the Holder shall remain free to vote (or execute consents or proxies with respect to) the Covered Securities with respect to any matter other than as set forth in Section 3.1(a) and Section 3.1(b) in any manner the Holder deems appropriate, including in connection with the election of directors of the Company.

3.2 Proxy. The Holder hereby irrevocably appoints as its proxy and attorney-in-fact, Parent, the executive officers of Parent and any person designated in writing by Parent, each of them individually, with full power of substitution and resubstitution, to consent to or vote the Covered Securities as indicated in Section 3.1 above. The Holder intends this proxy to be irrevocable and unconditional during the term of this Agreement prior to the earlier of the Termination Date and the Effective Time and coupled with an interest and will take such further action or execute such other instruments as may be reasonably necessary to effect the intent of this proxy, and hereby revokes any proxy previously granted by the Holder with respect to the Covered Securities (and the Holder hereby represents that any such proxy is revocable). The proxy granted by the Holder shall be automatically revoked upon the earlier of the Termination Date and the Effective Time and Parent may further terminate this proxy at any time at its sole election by written notice provided to the Holder.

ARTICLE IV

ADDITIONAL AGREEMENTS

4.1 Waiver of Appraisal Rights; Litigation. Unless (a) this Agreement is terminated in accordance with its terms or pursuant to Section 6.5 or (b) the Merger Agreement is amended in a manner that reduces the amount or changes the form of the Merger Consideration payable or imposes any material restrictions on or additional material conditions on the payment of the Merger Consideration or extends the Outside Date, in each case without the consent of the Holder, to the fullest extent permitted by Law, the Holder hereby irrevocably and unconditionally waives, and agrees not to exercise, any rights of appraisal (including under Section 262 of the DGCL) relating to the Mergers that the Holder may have by virtue of the ownership of any Covered Securities. The Holder further agrees not to commence, join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub Inc., Merger Sub LLC, Opco Merger Sub LLC, Opco LLC, or the Company or any of their respective Affiliates and each of their successors or directors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the transactions contemplated hereby or thereby, including any claim (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the Closing) or (b) alleging a breach of any fiduciary duty of the Company Board in connection with the negotiation and entry into the Merger Agreement or the transactions contemplated thereby, and hereby irrevocably waives any claim or rights whatsoever with respect to any of the foregoing.

4.2 Lock-Up. During the period commencing on the Closing Date and continuing for 180 days after the Closing Date (the “Lock-Up Period”), the Holder shall not, with respect to any shares of common stock, par value $0.01 per share, of Parent (the “Parent Common Stock”) issued pursuant to the terms of the Merger Agreement that are Beneficially Owned by the Holder (such shares of Parent Common Stock, the “Lock-Up

Shares”), (a) offer, pledge, sell, contract to sell, grant any option, right or warrant to purchase, give, assign, hypothecate, pledge, encumber, grant a security interest in, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of (including through any hedging or other similar transaction) any economic, voting or other rights in or to the Lock-Up Shares, or otherwise transfer or dispose of, directly or indirectly, or (b) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares (any such transaction described in clause (a) or (b) above, a “Lock-Up Share Transfer”). Notwithstanding the foregoing, (i) the restrictions set forth in this Section 4.2 shall not apply to (A) any Lock-Up Share Transfer to one or more Affiliates of the Holder (1) who is a party to an agreement with Parent with substantially similar terms as this Section 4.2 or (2) if, as a condition to such Lock-Up Share Transfer, the recipient agrees in writing to be bound by this Section 4.2 and delivers a copy of such executed written agreement to Parent prior to the consummation of such transfer, (B) any Lock-Up Share Transfer with the prior written consent of Parent (which consent may be granted or withheld by Parent in its sole discretion), or (C) any Lock-Up Share Transfer made in connection with any tender offer, exchange offer, merger, consolidation or other similar transaction approved or recommended by the Parent Board or a committee thereof; (ii) the Holder may, during the first 90 days following the Closing Date, engage in one or more Lock-Up Share Transfers so long as, following any such Lock-Up Share Transfer, the Holder continues to Beneficially Own 85% of the Lock-Up Shares; and (iii) the Holder may, during the period beginning on the 91st day after the Closing Date and ending on the last day of the Lock-Up Period, engage in one or more Lock-Up Share Transfers so long as, following any such Lock-Up Share Transfer, the Holder continues to Beneficially Own 70% of the Lock-Up Shares; and (iv) the restrictions set forth in this Section 4.2 shall be subject to, and the rights of Parent to enforce this Section 4.2 shall be subordinate to, the rights of Credit Suisse AG pursuant to the terms of that certain Third Amended and Restated Demand Promissory Note and Collateral Agreement, dated as of February 26, 2019, by and among the Holder, Sharoll Sheffield and Credit Suisse AG, as amended prior to the date of this Agreement, in all respects. In connection with any Lock-Up Share Transfer pursuant to clause (i) of this Section 4.2, Parent agrees to not take any action that would cause such Lock-Up Share Transfer to be subject to requirements imposed by any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law (“Takeover Laws”), and, at the request of the Holder, will take all reasonable steps within its control to exempt (or ensure the continued exemption of) such Lock-Up Share Transfer from the Takeover Laws of any state that purport to apply to such transaction.

4.3 Further Assurances. The Holder agrees that, during the term of this Agreement, the Holder shall and shall cause such Holder’s controlled Affiliates to take no action that would reasonably be expected to adversely affect or delay the ability to perform the Holder’s respective covenants and agreements under this Agreement.

4.4 Fiduciary Duties. The Holder is entering into this Agreement solely in such Holder’s capacity as the record or Beneficial Owner of the Covered Securities and nothing herein is intended to or shall limit or affect any actions taken by the Holder or any of the Holder’s designees, as applicable, serving in his or her capacity as a director or officer of the Company (or a Subsidiary of the Company). The taking of any actions (or failures to act) by the Holder or the Holder’s designees, as applicable, serving as a director or officer of the Company or a Subsidiary of the Company (in such capacity as a director or officer) shall not be deemed to constitute a breach of this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF HOLDER

5.1 Representations and Warranties. The Holder hereby represents and warrants as follows:

(a) Ownership. The Holder has, with respect to the Covered Securities, and at all times during the term of this Agreement will continue to have, Beneficial Ownership of, good and valid title to and full and exclusive power to vote, issue instructions with respect to the matters set forth in Article III, agree to all of the matters set forth in this Agreement and to Transfer the Covered Securities. The Covered Securities constitute all of the shares of Company Class A Common Stock, Company Class B Common Stock and Opco LLC Units owned of record or Beneficially Owned by the Holder as of the date hereof, and all of the Covered Securities are held by the Holder free and clear of all Liens, other than any Permitted Liens. Other than this Agreement and any Permitted Liens, (i) there are no agreements or arrangements of any kind, contingent or otherwise, to which the Holder is a party obligating the Holder to Transfer or cause to be Transferred to any person any of the Covered Securities and (ii) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Covered Securities.

(b) Organization; Authority. The Holder is an individual with full power and authority and is duly authorized to make, enter into and carry out the terms of this Agreement and to perform the Holder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by the Holder and (assuming due authorization, execution and delivery by Parent) constitutes a valid and binding agreement of the Holder, enforceable against the Holder in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law)), and no other action is necessary to authorize the execution and delivery by the Holder or the performance of the Holder’s obligations hereunder.

(c) No Violation. The execution, delivery and performance by the Holder of this Agreement will not (i) violate any provision of any Law applicable to the Holder; (ii) violate any order, judgment or decree applicable to the Holder or any of its Affiliates; or (iii) conflict with, or result in a breach or default under, any agreement or instrument to which the Holder or any of its Affiliates is a party, except where such conflict, breach or default would not reasonably be expected to, individually or in the aggregate, have an adverse effect on the Holder’s ability to satisfy the Holder’s obligations hereunder.

(d) Consents and Approvals. The execution and delivery by the Holder of this Agreement, and the performance of the Holder’s obligations hereunder, do not require the Holder or any of its Affiliates to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any person or Governmental Entity, except such filings and authorizations as may be required under the Exchange Act.

(e) Absence of Litigation. To the knowledge of the Holder, as of the date hereof, there is no action, suit, investigation, complaint or other proceeding pending against, or threatened in writing against the Holder that would prevent the performance by the Holder of its obligations under this Agreement on a timely basis.

(f) Absence of Other Voting Agreements. Except as contemplated by this Agreement, the Holder (i) has not entered into, and shall not enter into at any time prior to the earlier of the Termination Date and the Effective Time, any voting agreement or voting trust with respect to the Covered Securities and (ii) has not granted, and shall not grant at any time prior to earlier of the Termination Date and the Effective Time, a proxy or power of attorney with respect to the Covered Securities, in either case, which is inconsistent with the Holder’s obligations pursuant to this Agreement. Other than with respect to any Permitted Liens, none of the Covered Securities are subject to any pledge agreement pursuant to which the Holder does not retain sole and exclusive voting rights with respect to the Covered Securities subject to such pledge agreement at least until the occurrence of an event of default under the related debt instrument.

ARTICLE VI

MISCELLANEOUS

6.1 No Solicitation. The Holder agrees that such Holder shall not, and shall not permit or authorize any of such Holder’s controlled Affiliates and shall use commercially reasonable efforts to not permit or authorize any of such Holder’s or such Holder’s controlled Affiliates’ Representatives to, directly or indirectly, take any of the actions listed in clauses (i) or (ii) of Section 5.2(a) of the Merger Agreement (without giving effect to any amendment or modification of such clauses after the date hereof). The Holder shall, and shall cause such Holder’s controlled Affiliates and shall use commercially reasonable efforts to cause such Holder’s and such Holder’s controlled Affiliates’ Representatives to, immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted heretofore with respect to any Acquisition Proposal or potential Acquisition Proposal. In addition, the Holder agrees to be subject to Section 5.2(e) of the Merger Agreement (without giving effect to any amendment or modification of such clauses after the date hereof) as if the Holder were the “Company” thereunder. Notwithstanding the foregoing, to the extent the Company complies with its obligations under Section 5.2 of the Merger Agreement and participates in discussions or negotiations with a Person regarding an Acquisition Proposal, the Holder or any of such Holder’s controlled Affiliates and/or such Holder’s and such Holder’s controlled Affiliates’ Representatives may engage in discussions or negotiations with such Person to the extent that the Company can act under Section 5.2 of the Merger Agreement.

6.2 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated by this Agreement may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future, director, manager, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney, advisor, consultant or Representative or Affiliate of any of the foregoing (each, a “Holder Related Party”) shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of or made under this Agreement or in respect of any oral representations made or alleged to have been made in connection herewith (whether for indemnification or otherwise) or of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated by this Agreement. Parent acknowledges that no Holder nor any Holder Related Party has made, and Parent has not relied upon, any representation related to the matters contemplated by this Agreement, except as set forth in Article V.

6.3 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to the Covered Securities. All rights, ownership and economic benefits of and relating to the Covered Securities shall remain vested in and belong to the Holder, and Parent shall not have any authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of the Company or Opco LLC or exercise any power or authority to direct the Holder in the voting or disposition of any Covered Securities, except as otherwise expressly provided herein.

6.4 Disclosure. The Holder consents to and authorizes the publication and disclosure by the Company and Parent of the Holder’s identity and holding of Covered Securities, and the terms of this Agreement (including, for avoidance of doubt, the disclosure of this Agreement), in any press release, the Form S-4, the Joint Proxy Statement and any other disclosure document required in connection with this Agreement, the Merger Agreement, the Mergers and the transactions contemplated by the Merger Agreement.

6.5 Termination. This Agreement shall terminate upon the date the Merger Agreement is validly terminated in accordance with its terms (such date, the “Termination Date”). Neither the provisions of this Section 6.5 nor the termination of this Agreement shall relieve (x) any party hereto from any liability of such party to any other party incurred prior to such termination or (y) any party hereto from any liability to any other party arising out of or in connection with a breach of this Agreement. Nothing in the Merger Agreement shall relieve the Holder from any liability arising out of or in connection with a breach of this Agreement.

6.6 Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each party hereto.

6.7 Reliance. The Holder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Holder’s execution and delivery of this Agreement.

6.8 Extension; Waiver. The parties hereto may, to the extent permitted by applicable Law:

(a) extend the time for the performance of any of the obligations or acts of the other party hereunder;

(b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or

(c) waive compliance with any of the agreements or conditions of the other party contained herein;

provided, however, that, in each case, such waiver is made in writing and signed by the party (or parties) against whom the waiver is to be effective.

Notwithstanding the foregoing, no failure or delay by Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a party hereto to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such party. No waiver by any of the parties hereto of any default, misrepresentation or breach of representation, warranty, covenant or other agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

6.9 Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Mergers are consummated.

6.10 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e mail, upon written confirmation of receipt by e mail or otherwise; provided, that each notice party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to the Holder, to:

Bryan Sheffield

Marbella Interests, LLC

303 Colorado St. Ste. 2050 Austin, TX 78701

Attn: Dan Ferreri

Email: dferreri@marbellainterests.com

and if to Parent, to:

Pioneer Natural Resources Company

777 Hidden Ridge

Irving, Texas 75038

Attention: Mark H. Kleinman

E-mail: mark.kleinman@pxd.com

With a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

2001 Ross Avenue, Suite 2100

Dallas, Texas 75201

Attention: Jeffrey A. Chapman; Tull R. Florey

E-mail: jchapman@gibsondunn.com; tflorey@gibsondunn.com

6.11 Interpretation. When a reference is made in this Agreement to a Section or Article, such reference shall be to a Section or Article of this Agreement unless otherwise indicated. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The headings contained in this Agreement are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to “days” mean calendar days; when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. References to an “Affiliate” of any Person mean any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person; provided, however, that solely for purposes of this Agreement, notwithstanding anything to the contrary set forth herein, neither the Company nor any of its Subsidiaries shall be deemed to be an Affiliate of the Holder.

6.13 No Presumption Against Drafting Party. Each of the parties hereto acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated hereby. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

6.14 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other party.

6.15 No Partnership, Agency or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture, any like relationship between the parties hereto or a presumption that the parties hereto are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

6.16 No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties hereto and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

6.17 Entire Agreement. This Agreement, the Merger Agreement, the Company Disclosure Letter, the Parent Disclosure Letter, the TRA Amendment and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties hereto with respect to the subject matter hereof and thereof.

6.18 Governing Law; Venue; Waiver of Jury Trial.

(a) This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of Laws principles of the State of Delaware.

(b) Each of the parties hereto irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware, provided that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware. Each of the parties hereto hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties hereto agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties hereto further agrees that notice as provided herein shall constitute sufficient service of process, and the parties further waive any argument that such service is insufficient. Each of the parties hereto hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the suit, action or proceeding in any such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c) EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

6.19 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by either party without the prior written consent of the other party, and any such assignment without such prior written consent shall be null and void; provided, however, that Parent may assign all or any of its rights and obligations hereunder to any direct or indirect Subsidiary of Parent; provided further, that no assignment shall limit the assignor’s obligations hereunder. Subject to the preceding sentence and except as set forth in Article II, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

6.20 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that the parties do not perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions. Accordingly, prior to any termination of this Agreement pursuant to Section 6.5, the parties hereto acknowledge and agree that each party shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal court located in the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity. Each party hereto accordingly agrees (a) the non-breaching party will be entitled to injunctive and other equitable relief, without proof of actual damages; and (b) the alleged breaching party will not raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement and will not plead in defense thereto that there are adequate remedies at Law, all in accordance with the terms of this Section 6.20. Each party hereto further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 6.20, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

6.21 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

6.22 Delivery by Facsimile or Electronic Transmission. This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have executed or caused this Agreement to be executed in counterparts, all as of the day and year first above written.

PIONEER NATURAL RESOURCES COMPANY

By:	/s/ Richard P. Dealy
Name:	Richard P. Dealy
Title:	Executive Vice President and Chief Financial Officer

[Signature Page to the Voting and Support Agreement]

HOLDER:

By:	/s/ Bryan Sheffield
Name:	Bryan Sheffield, an individual

[Signature Page to the Voting and Support Agreement]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Officers and Directors.

Delaware General Corporation Law

Section 145(a) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses which the Delaware Court of Chancery or such other court shall deem proper.

Section 145(c)(1) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 145(a) and (b), or in defense of any claim, issue or matter therein, the person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection therewith. In addition, under Section 145(c)(2), a corporation may indemnify any other person who is not a present or former director or officer of the corporation against expenses (including attorneys’ fees) actually and reasonably incurred by such person to the extent he or she has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 145(a) and (b), or in defense of any claim, issue or matter therein. For indemnification with respect to any act or omission occurring after December 31, 2020, references to “officer” for purposes of Sections 145(c)(1) and (c)(2) of the DGCL mean only certain senior officers identified in Section 3114(b) of Title 10 of the Delaware Code (but treating residents of Delaware as if they were nonresidents for purposes of applying Section 3114(b) of Title 10).

Section 145(d) of the DGCL provides that any indemnification under Section 145(a) and (b) (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in Section 145(a) and (b). The determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

Section 145(e) of the DGCL provides that expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the corporation as authorized in Section 145. The expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents or by persons serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon those terms and conditions, if any, as the corporation deems appropriate.

Section 145(f) of the DGCL provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Section 145(g) of the DGCL provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against the person and incurred by the person in any such capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145.

Section 145(j) of the DGCL provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Pioneer’s Amended and Restated Certificate of Incorporation

Article Twelfth of Pioneer’s certificate of incorporation, as amended, provides that each person who at any time is or was a director or officer of Pioneer, or any person who, while a director or officer of Pioneer, is or was serving at Pioneer’s request as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, limited liability company, association, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, shall be entitled to (1) indemnification and (2) the advancement of expenses incurred by such person from Pioneer as, and to the fullest extent, permitted by the DGCL or any successor statutory provision, as from time to time amended. Any repeal or modification of Article Twelfth of Pioneer’s certificate of incorporation, as amended, shall be prospective only, and shall not limit the rights of any director or officer or Pioneer’s obligations with respect to any claim arising from the services of such director or officer in the capacities described above prior to any such repeal or amendment of Article Twelfth. Article Twelfth further provides that, in the event of the death of any person having a right of indemnification under the foregoing provisions, such right shall inure to the benefit of his or her heirs, executors, administrators and personal representatives. The rights conferred in Article Twelfth of Pioneer’s certificate of incorporation, as amended, are not exclusive of any other right which any person may have or hereafter acquire under any statute, bylaw, resolution of stockholders or directors, agreement or otherwise.

Article Thirteenth of Pioneer’s certificate of incorporation, as amended, provides that Pioneer’s directors shall not be personally liable to Pioneer or any of Pioneer’s stockholders for monetary damages for breach of fiduciary duty as a director involving any act or omission of any such director; provided, however, that such

Article Thirteenth does not eliminate or limit the liability of a director (1) for any breach of such director’s duty of loyalty to Pioneer or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL (which relates to certain unlawful dividend payments or stock purchases or redemptions), as the same exists or may hereafter be amended, supplemented or replaced, or (4) for a transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director, in addition to the limitation on personal liability described above, shall be limited to the fullest extent permitted by the DGCL, as so amended. Furthermore, any repeal or modification of Article Thirteenth of Pioneer’s certificate of incorporation, as amended, by Pioneer’s stockholders shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director existing at the time of such repeal or modification.

Indemnification Agreements

Pioneer has entered into indemnification agreements with Pioneer’s directors and certain of Pioneer’s officers (each, an “Indemnitee”). Each indemnification agreement requires Pioneer to indemnify each Indemnitee to the fullest extent permitted by the DGCL. This means, among other things, that Pioneer must indemnify the Indemnitee against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement that are actually and reasonably incurred in an action, suit or proceeding by reason of the fact that the person is or was a director, officer, employee or agent of Pioneer or is or was serving at Pioneer’s request as a director, officer, employee or agent of another corporation or other entity if the Indemnitee meets the standard of conduct provided under Delaware law. Also as permitted under Delaware law, the indemnification agreements require Pioneer to advance expenses in defending such an action provided that the Indemnitee undertakes to repay the amounts if the person ultimately is determined not to be entitled to indemnification from Pioneer. Pioneer will also make the Indemnitee whole for taxes imposed on the indemnification payments and for costs in any action to establish Indemnitee’s right to indemnification, whether or not wholly successful.

In general, the disinterested directors on the Pioneer board or a committee of disinterested directors have the authority to determine an Indemnitee’s right to indemnification, but the Indemnitee can require that independent legal counsel make this determination if a change in control or potential change in control has occurred. In addition, the Indemnitee can require Pioneer to establish a trust fund with a third-party trustee sufficient to satisfy the indemnification obligations and expenses if a change in control or potential change in control has occurred.

The indemnification agreements require Pioneer to continue directors’ and officers’ liability insurance coverage for an Indemnitee for six years after the Indemnitee ceases to be a director or officer, and they obligate Pioneer to procure up to a six-year run-off policy in the event of a change in control or termination of the person in the year following a change in control of Pioneer. The indemnification agreements also limit the period in which Pioneer can bring an action against the Indemnitee to three years for breaches of fiduciary duty and to one year for other types of claims.

D&O Liability Insurance

Pioneer maintains directors’ and officers’ liability insurance.

The above discussion of Section 145 of the DGCL, Pioneer’s certificate of incorporation, as amended, the indemnification agreements and Pioneer’s maintenance of directors’ and officers’ liability insurance is not intended to be exhaustive and is respectively qualified in its entirety by such statute and documents.

Merger Agreement

In connection with the mergers, Pioneer has agreed to cause, and fully guarantee the performance of, the surviving company to take all action reasonably necessary to ensure that all rights to indemnification, exculpation and expense advancement and reimbursement in favor of current or former directors or officers of Parsley and its subsidiaries in any existing indemnification agreements and in the organizational documents of Parsley and Parsley LLC (as in effect on the date of the merger agreement) for acts or omissions occurring prior to the effective time are assumed and performed by the surviving company and continue in full force and effect until the expiration of the applicable statute of limitations, except as otherwise required by applicable law.

The merger agreement requires Pioneer and the surviving company to put in place, and Pioneer to fully prepay prior to the effective time, a “tail policy” with a period of at least six years after the effective time from an insurance carrier with the same or better credit rating as Parsley’s current insurance carrier with respect to directors’ and officers’ liability insurance. In no event shall the aggregate cost of such policy purchased by Pioneer exceed during the tail period three times the current aggregate annual premium paid by Parsley for such purpose.

In the event that Pioneer or the surviving company, or any of their respective successors or assigns, consolidates with or merges into any other person and is not the continuing or surviving corporation or entity or transfer all or substantially all its properties and assets to any person, then in each case Pioneer must provide that the applicable successor and assign assumes the indemnification obligations described above

Item 21.	Exhibits and Financial Statement Schedules.

A list of exhibits included as part of this registration statement is set forth in the Exhibit Index which is hereby incorporated by reference.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of such registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or their securities provided by or on behalf of such registrant; and

(iv) any other communication that is an offer in the offering made by such registrant to the purchaser.

(6) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8) That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(10) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(11) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

2.1†	Agreement and Plan of Merger, dated as of October 20, 2020, by and among Pioneer Natural Resources Company, Pearl First Merger Sub Inc., Pearl Second Merger Sub LLC, Pearl Opco Merger Sub LLC, Parsley Energy, Inc. and Parsley Energy, LLC. (attached as Annex A to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4 and incorporated herein by reference).

3.1	Amended and Restated Certificate of Incorporation of Pioneer Natural Resources Company, dated June 26, 1997, and Certificate of Amendment of the Amended and Restated Certificate of Incorporation, effective May 18, 2012 (incorporated by reference to Exhibit 3.1 to Pioneer Natural Resources Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, File No. 001-13245).

3.2	Sixth Amended and Restated Bylaws of Pioneer Natural Resources Company (incorporated by reference to Exhibit 3.1 to Pioneer Natural Resources Company’s Current Report on Form 8-K, File No. 001-13245, filed with the SEC on November 20, 2020).

5.1*	Opinion of Gibson, Dunn & Crutcher LLP regarding the legality of the securities being registered.

8.1*	Opinion of Vinson & Elkins L.L.P. regarding certain U.S. federal income tax matters.

10.1	Voting and Support Agreement, dated as of October 20, 2020, by and between Q-Jagged Peak Energy Investment Partners, LLC and Pioneer Natural Resources Company (attached as Annex G to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4 and incorporated herein by reference).

10.2	Voting and Support Agreement, dated as of October 20, 2020, by and between Bryan Sheffield and Pioneer Natural Resources Company (attached as Annex H to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4 and incorporated herein by reference).

23.1	Consent of Ernst & Young LLP relating to Pioneer Natural Resources Company.

23.2	Consent of KPMG LLP relating to Parsley Energy, Inc.

23.3	Consent of Ernst & Young LLP relating to Jagged Peak Energy Inc.

23.4	Consent of KPMG LLP relating to Jagged Peak Energy Inc.

23.5	Consent of Netherland, Sewell & Associates, Inc. relating to Pioneer Natural Resources Company.

23.6	Consent of Netherland, Sewell & Associates, Inc. relating to Parsley Energy, Inc.

23.7	Consent of Ryder Scott Company, L.P. relating to Jagged Peak Energy LLC

23.8*	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1).

23.9*	Consent of Vinson & Elkins L.L.P. (included in Exhibit 8.1).

24.1	Powers of Attorney for Pioneer Natural Resources Company (included on the signature page to this Registration Statement).

99.1*	Form of Proxy Card for Special Meeting of Pioneer Natural Resources Company.

99.2*	Form of Proxy Card for Special Meeting of Parsley Energy, Inc.

99.3	Consent of Goldman Sachs & Co. LLC.

99.4	Consent of Morgan Stanley & Co. LLC.

99.5	Consent of Credit Suisse Securities (USA) LLC.

99.6	Consent of Wells Fargo Securities, LLC.

99.7*	Consent of Matt Gallagher to be named as a director upon the completion of the mergers.

99.8*	Consent of A.R. Alameddine to be named as a director upon the completion of the mergers.

†	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Pioneer agrees to furnish to the SEC a copy of any omitted schedule or exhibit upon request.
*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas, on November 23, 2020.

PIONEER NATURAL RESOURCES COMPANY

By:	/s/ Richard P. Dealy
Richard P. Dealy
Executive Vice President and Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Richard P. Dealy, Mark H. Kleinman and Margaret M. Montemayor, and each of them, any of whom may act without the joinder of the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities indicated on November 23, 2020.

Signature	Title

/s/ Scott D. Sheffield Scott D. Sheffield	Director, President and Chief Executive Officer (principal executive officer)

/s/ Richard P. Dealy Richard P. Dealy	Executive Vice President and Chief Financial Officer (principal financial officer)

/s/ Margaret M. Montemayor Margaret M. Montemayor	Vice President and Chief Accounting Officer (principal accounting officer)

/s/ J. Kenneth Thompson J. Kenneth Thompson	Chairman of the Board, Director

/s/ Edison C. Buchanan Edison C. Buchanan	Director

/s/ Phillip A. Gobe Phillip A. Gobe	Director

/s/ Larry R. Grillot Larry R. Grillot	Director

/s/ Stacy P. Methvin Stacy P. Methvin	Director

/s/ Royce W. Mitchell Royce W. Mitchell	Director

/s/ Frank A. Risch Frank A. Risch	Director

/s/ Mona K. Sutphen Mona K. Sutphen	Director

/s/ Phoebe A. Wood Phoebe A. Wood	Director

/s/ Michael D. Wortley Michael D. Wortley	Director